Form 20-F
period 2020-12-31
Addex Therapeutics Ltd.
filed 2021-03-11
CIK 1574232

Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Shares, par value CHF 1.00 per share: 27,118,774 shares outstanding as of December 31, 2020

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

           Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☐

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

        Our reporting currency is the Swiss franc. The exchange rate between the Swiss franc and the U.S. dollar as of February 16, 2021 was $1.1233 per CHF 1.0. We present our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Readers of this Annual Report on Form 20-F should note that there may be certain differences between the presentation of our financial position, results of operations and cash flows under IFRS and U.S. generally accepted accounting principles.

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

  •
  the impact of COVID-19 on our business and operations;

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

  •
  our belief that our existing cash, cash equivalents and marketable securities as of December 31, 2020 and the proceeds raised through the capital increase executed on January 8, 2021 will be sufficient to fund our operating expenses and capital expenditure requirements through at least the second quarter 2022;

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

        This Annual Report on Form 20-F contains estimates, projections and other information concerning our industry, our business and the markets for our product candidates. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties such as investment banking analysts, industry, medical and general publications, government data and similar sources. In addition, assumptions and estimates of our and our industry's future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled "Item 3.D—Risk Factors." These and other factors could cause our future performance to differ materially from our assumptions and estimates.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers.

        Not applicable.

Item 2.    Offer Statistics and Expected Timetable.

        Not applicable.

Item 3.    Key Information.

A.    Selected Financial Data

        We have derived the consolidated statements of operations data for the years ended December 31, 2020, 2019 and 2018 presented below and the consolidated balance sheet data as of December 31, 2020, 2019 presented below from our audited consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F. The consolidated balance sheet data as of December 31, 2018 has been derived from our audited consolidated financial statements not included in this Annual Report on Form 20-F. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. You should read this data together with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F and the information under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our historical results are not necessarily indicative of our future results. The exchange rate between the Swiss franc and the U.S. dollar as of February 16, 2021 was $1.1233 per CHF 1.0.

	For the years ended December 31,
	2020	2019	2018
	(CHF in thousands, except share and per share data)
Consolidated statement of operations data:
Revenue from contract with customer	3,613	2,763	6,044
Other income	266	71	659
Operating costs
Research and development	(10,373)	(12,454)	(4,919)
General and administration	(5,749)	(4,984)	(3,209)
Total operating costs	(16,122)	(17,438)	(8,128)
Operating loss	(12,243)	(14,604)	(1,425)
Finance income	35	37	—
Finance costs	(651)	(214)	(220)
Net loss before tax	(12,859)	(14,781)	(1,645)
Income tax expense	—	—	—
Net loss	(12,859)	(14,781)	(1,645)
Loss per share for loss attributable to the ordinary equity holders of the company:
Basic loss per share	(0.48)	(0.56)	(0.07)
Diluted loss per share(1)	(0.48)	(0.56)	(0.07)

	As of December 31,
	2020	2019	2018
	(CHF in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	18,695	31,537	41,670
Working capital(2)	15,869	26,708	39,817
Total assets	20,182	33,029	42,214
Debt	—	—	—
Total liabilities	5,572	7,505	2,973
Share capital	32,849	32,849	28,564
Accumulated losses	(313,706)	(300,847)	(286,067)
Total equity	14,610	25,524	39,241

(1)
See Note 22 to our audited consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F for a description of the method used to compute diluted net loss per share.

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

Summary Risk Factors

  •
  We will need significant amounts of additional new capital to fund our continued development activities.

  •
  We cannot guarantee that we will have sufficient funds available in the future to develop and commercialize our current or future drug candidates.

  •
  We have a history of net losses and negative cash flows, and we expect that such losses will continue for the foreseeable future and that we may never achieve or maintain profitability.

  •
  We are a development-stage company working with novel approaches to therapeutics, which may not be successful.

  •
  We have no products on the market and we may never generate revenue from the sale or licensing of product candidates.

  •
  The future of our business and operations depends on the success of our allosteric modulator development programs, including our most advanced proprietary product candidate, dipraglurant.

  •
  Our dependence on Janssen to develop and commercialize ADX71149 and Indivior to develop and commercialize our GABAB PAM program exposes us to significant risks.

  •
  If third parties on which we depend to conduct our clinical trials do not perform as contractually required, fail to satisfy regulatory or legal requirements or miss expected deadlines, our clinical development program could be delayed and otherwise adversely affected.

  •
  Our business could be negatively affected by the effects of health epidemics, including the evolving effects of the COVID-19 pandemic, in regions where we or third parties on which we rely have significant manufacturing facilities, concentrations of clinical trial sites or other business operations.

  •
  Because we rely on third party manufacturing and supply partners, our clinical development supplies and other materials may become limited or interrupted or may not be of satisfactory quality.

  •
  Our drug candidates must prove their efficacy and safety in rigorous clinical testing that is expensive, time-consuming and may be delayed, suspended or terminated at any time.

  •
  We face competition from entities that have developed or may develop similar or different product candidates aimed at the indications on which we are focusing.

  •
  Any commercialization efforts by us will require us to develop sales, marketing and distribution capabilities internally or through arrangements with third parties.

Risks Related to Our Business

We will need significant amounts of additional new capital to fund our continued development activities.

        As of December 31, 2020, we had CHF 18.7 million of cash and cash equivalents. On January 8, 2021 we issued 6,900,000 new shares of which 6,750,000 were in the form of American Depositary Shares or ADSs. The gross proceeds amount to CHF 10.1 million (USD 11.5 million). Our monthly spending levels vary based on new and ongoing development and corporate activities. Currently, on a going concern basis, we expect to be able to finance our operations through at least the second quarter of 2022, unless we are able to raise new funds. Accordingly, we intend to primarily focus our resources on continuing to investigate dipraglurant, an mGlu5 negative allosteric modulator, for the treatment of Parkinson's disease and dystonia and corporate development activities aimed at securing resources from investors, partners and grant providers to advance our other clinical and preclinical programs, as well as our allosteric modulator discovery platform.

        Our budgeted external costs for the development plans described above and further detailed in the section entitled "Item 4—Information on the Company" are based on discussions with contract research organizations and other external suppliers, and for some of these external costs we have not entered into any agreements or other arrangements that would establish or guarantee the costs of these programs. There is a risk that these development plans could be more costly than we anticipate, including as a result of unanticipated delays.

        Although we believe that we will have sufficient resources to fund our intended operations through at least the second quarter of 2022, we cannot assure you of this and our ability to finance our operations and pursue our intended development plans beyond that date which will depend on our ability to generate additional funding through further partnerships or grants and amounts we may raise through further financings such as additional equity offerings. If our development plans are not successful, we may not be able to generate additional funding through partnerships or grants, or raise further financing through equity offerings or otherwise, or we may only be able to do so on terms that are not favorable to our shareholders.

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

        Since we began operations in 2002, we have not had product revenue and our expenses have substantially exceeded our revenue, resulting in continuing operating losses and an accumulated losses of CHF 313.7 million at December 31, 2020. For the year ended December 31, 2020, we incurred a net loss of CHF 12.9 million. These losses have resulted principally from costs incurred in research and development of our drug candidates and general and administrative expense.

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

        In early 2020, a coronavirus disease (COVID-19) pandemic developed globally resulting in a significant number of infections and negative effects on economic activity. Since then, the pandemic has, among other things, caused various emergency measures to be applied by various countries around the world (including the United States as well as our country of incorporation, Switzerland) and has brought along substantial volatility in financial markets both globally and in Switzerland. While COVID-19 is still spreading and the final implications of the pandemic are difficult to estimate at this stage, it is clear that it will affect the lives of a large portion of the global population and cause significant effects. At this time, the pandemic has caused states of emergency to be declared in various countries, travel restrictions imposed globally, quarantines established in certain jurisdictions and various institutions and companies being closed. We are actively monitoring the situation and taking any necessary measures to respond to the situation in cooperation with the various stakeholders.

        We have suspended the initiation of our planned placebo-controlled Phase 2b/3 pivotal clinical trial of dipraglurant in PD-LID patients. We decided to suspend the trial based on the inability of planned clinical trial sites in the United States to initiate the trial in full compliance with our planned clinical trial procedures including with respect to data reporting, data monitoring, and the recommendations of various health authorities that the infirm patients who would participate in the trial not risk being exposed to COVID-19 at clinical trial sites. Such sites have been and may continue to be required to focus their limited resources on matters unrelated to our planned clinical trial, thereby decreasing availability, in whole or in part, for services to our planned clinical trial. We will not be able to initiate the trial until these risks have been significantly reduced or remediated. Although we believe, based on current projections of the pandemic, that we will be able to initiate the trial in the first half of 2021, the duration of the COVID-19 crisis is uncertain and, if the enumerated risks are not addressed, we may have to adjust our expectations as to trial initiation, including potentially initiating the trial later in 2021, in order to accommodate the foregoing factors. In addition, the COVID-19 pandemic may affect the operations of the FDA and other health authorities, which could result in delays of reviews and approvals, including with respect to dipraglurant and our other product candidates. Any such delays could increase the cost of our planned clinical trial and delay filing for approval from the FDA for dipraglurant in PD-LID patients.

        Depending on the duration of the COVID-19 crisis and continued negative impact on global economic activity, we may have to take additional measures that will have a negative impact on our business continuity and may experience certain liquidity restraints as well as incur impairments on its assets. The exact impact on our activities in 2021 and thereafter cannot be reasonably predicted. However, based on the risk mitigation measures undertaken, we concluded that there is no material uncertainty that may cast a significant doubt upon our ability to continue as a going concern.

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

        We have obtained Orphan Drug Designation for dipraglurant and if we are able to obtain Orphan Drug Designation for any of our future product candidates in specific indications, we may not be the first to obtain marketing approval for dipraglurant or any other such product candidates for the orphan-designated indication due to the uncertainties associated with developing pharmaceutical products. In addition, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

        Further, even if we obtain orphan drug exclusivity in the U.S. for a product, that exclusivity may not effectively protect the product from competition because different drugs or therapeutic biologics with different active moieties can be approved for the same condition. Even after an orphan product is approved, the FDA can subsequently approve the same drug or therapeutic biologic with the same active moiety for the same condition if the FDA concludes that the later drug or therapeutic biologic is safer, more effective or makes a major contribution to patient care. In Europe, we could be prevented from marketing our products if a similar medicinal product is granted orphan drug designation for the same indications that we are pursuing and obtains a marketing authorization for the same indication before we do. Once authorized, with a limited number of exceptions, neither the competent authorities of the EU member states, the EMA, or the European Commission are permitted to accept applications or grant marketing authorization for other similar medicinal products with the same therapeutic indication. Marketing authorization could also be granted to a similar medicinal product with the same orphan indication if the latter product is safer, more effective or otherwise clinically superior to the original orphan medicinal product. Orphan Drug Designation neither shortens the development time or regulatory review time of a drug or therapeutic biologic nor gives the drug or therapeutic biologic any advantage in the regulatory review or approval process. In addition, while we may seek Orphan Drug Designation for our future product candidates, we may never receive such designations.

The future of our business and operations depends on the success of our allosteric modulator development programs, including our most advanced proprietary product candidate, dipraglurant.

        We are substantially dependent on the success of our current lead drug candidate, dipraglurant, which we are developing ourselves. In March 2012, we announced the completion of a Phase 2a clinical trial in the United States and Europe with dipraglurant for the treatment of PD-LID. Though the development so far has produced positive results, further development and commercialization for the treatment of PD-LID or other disease indications may not be successful or may experience additional significant delays and setbacks. For example, we are undertaking significant risk in executing a pivotal development program for dipraglurant for the treatment of PD-LID, without having conducted any additional exploratory clinical trials beyond the Phase 2a proof of concept clinical trial. We believe that a failure to develop our most advanced drug candidates, or to do so in a timely manner, would not only harm those programs but also industry and investor confidence in our other programs and could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our dependence on Janssen to develop and commercialize ADX71149 and Indivior to develop and commercialize GABAB PAM exposes us to significant risks.

        Our collaboration with Janssen, Indivior and any future partner, may not be scientifically, clinically or commercially successful. We are dependent upon Janssen and Indivior, and may be dependent upon any other partners with which we may collaborate in the future, to perform and fund development activities, including clinical testing, regulatory filings and the manufacture and marketing of products. Under our collaboration and license agreements with our partners, our partners have sole responsibility for the financing and development of selected compounds through preclinical and clinical trials, as well as registration procedures and commercialization, if any, in the United States, Japan, the United Kingdom, Germany, France, Spain and Italy. Our partners have authority over all aspects of the development of selected compounds and may develop or commercialize third-party compounds with a different mechanism of action for identical use. Our role on the joint development committee formed under the collaboration and license agreement is advisory and we do not have authority to determine or veto actions. Our partners may take independent action concerning product development, marketing strategies, manufacturing and supply issues and rights relating to intellectual property. Thus, the success of ADX71149 and GABAB PAM for the treatment of CNS and related diseases currently depends entirely upon the efforts of Janssen and Indivior, respectively. Janssen and Indivior each have significant discretion in determining the efforts and resources it applies to the development and, if approval is obtained, commercialization and marketing of ADX71149 and GABAB PAM, respectively. Janssen and Indivior may not be effective in obtaining approvals in their respective fields of use, marketing any approved products or arranging for any necessary sublicense, supply, manufacturing or distribution relationships, or our partners may change their strategic focus or pursue alternative technologies in a manner that results in reduced or delayed revenue to us. Our partners have a variety of marketed products and their own corporate objectives may not be consistent with our best interests. Changes of this nature might also occur if our partners are acquired or experience changes in management. In any future disagreement with us, our partners will have significantly greater financial and managerial resources on which to draw. Any disagreement could lead to lengthy and expensive litigation or other dispute resolution proceedings as well as extensive financial and operational consequences to us and have a material adverse effect on our business, financial conditions, results of operations and prospects.

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

  •
  a collaboration partner's termination of an arrangement with us or inadequate dedication of financial or other resources towards development under an arrangement with us;

  •
  inability to enter into adequate collaboration arrangements to complete the development or commercialization and manufacturing of our drug candidates;

  •
  insufficient availability of a drug product in accordance with cGMP quality;

  •
  disruptions caused by the COVID-19 pandemic may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing clinical trials; or

  •
  slower than expected enrollment of patients or lack of compliance by patients.

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

        Our success depends in part on our ability to obtain patent protection for our drug candidates and processes, preserve our trade secrets and other proprietary rights and to defend and enforce our rights against infringement in Europe, the United States and other countries. If we are unable to do so, our drugs, technologies and know-how may not provide us with a competitive advantage. The validity and breadth of claims in patent applications involve complex legal and factual questions and, therefore, involve uncertainty. We owned 13 U.S. and at least 231 foreign patents and a number of pending patent applications that cover various aspects of our technologies as of December 31, 2020. No assurance can be given that patents based on pending patent applications or any future patent applications will be issued. We may need to refine or narrow our claims. Due to their broad scope, some of our generic compound claims may not be patentable. Other of our patent applications may not be granted if third parties have earlier filed applications for inventions covered by our pending patent applications. The scope of any patent protection we are able to obtain may not provide us with sufficient protection against competing drugs or provide competitive advantages to us. Any of the patents that have been or may be issued to us may be held invalid or unenforceable if subsequently challenged by competitors or other third parties. Furthermore, there can be no assurance that others have not developed or will not develop similar drugs, duplicate any of our drugs or design around any patents that have been or may be issued to us. Any of our granted, valid and enforceable patents will provide protection for only a limited period of time. We cannot assure that we will obtain any extensions of patent protection that are sometimes offered if certain clinical development extension application deadlines are met or that we will be successful in seeking any method of use patent. If a method of use patent is granted but product patents are not granted or expire, third parties would be able to develop products using the method in indications not covered by the method of use patent.

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

Our relationships with customers, physicians and third-party payors are subject, directly or indirectly, to United States federal and state healthcare fraud and abuse laws, privacy and security laws (including health information privacy and security laws), and other healthcare laws and regulations. If we or our employees, independent contractors, consultants, commercial partners and vendors violate these laws, we could face substantial penalties.

        Our current and future arrangements with healthcare professionals, principal investigators, consultants, customers (including governmental bodies) and third party payors subject us to various federal and state fraud and abuse laws and other healthcare laws. These laws may impact, among other things, our current and future business operations, including our clinical research activities, and proposed sales, marketing and education programs and constrain the business or financial arrangements and relationships with healthcare providers and other parties through which we market, sell and distribute our products for which we obtain marketing approval. These laws include, without limitation, anti-kickback and false claims laws and regulations, data privacy and security laws, and transparency laws and regulations. Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to substantial civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participating in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non compliance with these laws, contractual damages, reputational harm and the curtailment or restructuring of our operations. To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post marketing requirements, including safety surveillance, anti fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

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

        In addition, given recent federal and state government initiatives directed at lowering the total cost of healthcare, Congress and state legislatures will likely continue to focus on healthcare reform, the cost of prescription drugs and biologics and the reform of the Medicare and Medicaid programs. While we cannot predict the full outcome of any such legislation, it may result in decreased reimbursement for drugs and biologics, which may further exacerbate industry-wide pressure to reduce prescription drug prices. This could harm our ability to generate revenue. At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that attempt to implement several of the administration's proposals. The FDA also released a final rule, effective November 30, 2020, implementing a portion of the importation executive order providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the Centers for Medicare & Medicaid Services, or CMS, issued an interim final rule implementing the former President Trump's most favored nation executive order, which ties Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the United States District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. However, it is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare therapies. Additionally, such legislation, or similar regulatory changes, could put competitive pressure on our ability to profitably price our products, which, in turn, could adversely affect our business, results of operations, financial condition and prospects. It is also possible that other legislative proposals having similar effects will be adopted.

        Further, we cannot predict the likelihood, nature, or extent of healthcare reform initiatives that may arise from future legislation or administrative action, particularly as a result of the new presidential administration. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.

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

The withdrawal of the United Kingdom from the European Union, commonly referred to as "Brexit," may adversely impact our ability to obtain regulatory approvals of our product candidates in the UK, result in restrictions or imposition of taxes and duties for importing our product candidates into the UK, and may require us to incur additional expenses in order to develop, manufacture and commercialize our product candidates in the UK.

        Following the result of a referendum in 2016, the UK left the EU on January 31, 2020, commonly referred to as Brexit. Pursuant to the formal withdrawal arrangements agreed between the UK and the EU, the UK was subject to a transition period until December 31, 2020, or the Transition Period, during which EU rules continued to apply. A trade and cooperation agreement, or the Trade and Cooperation Agreement, that outlines the future trading relationship between the United Kingdom and the European Union was agreed in December 2020.

        Since a significant proportion of the regulatory framework in the UK applicable to our business and our product candidates is derived from EU directives and regulations, Brexit has had, and may continue to have, a material impact upon the regulatory regime with respect to the development, manufacture, importation, approval and commercialization of our product candidates in the UK For example, Great Britain is no longer covered by the centralized procedures for obtaining EU-wide marketing authorization from the European Medicines Agency, or EMA, and a separate marketing authorization will be required to market our product candidates in Great Britain. It is currently unclear whether the Medicines & Healthcare products Regulatory Agency, or MHRA, in the UK is sufficiently prepared to handle the increased volume of marketing authorization applications that it is likely to receive. Any delay in obtaining, or an inability to obtain, any marketing approvals, would delay or prevent us from commercializing our product candidates in the UK and restrict our ability to generate revenue and achieve and sustain profitability.

        While the Trade and Cooperation Agreement provides for the tariff-free trade of medicinal products between the UK and the EU there may be additional non-tariff costs to such trade which did not exist prior to the end of the Transition Period. Further, should the UK diverge from the EU from a regulatory perspective in relation to medicinal products, tariffs could be put into place in the future. We could therefore, both now and in the future, face significant additional expenses (when compared to the position prior to the end of the Transition Period) to operate our business, which could significantly and materially harm or delay our ability to generate revenues or achieve profitability of our business. Any further changes in international trade, tariff and import/export regulations as a result of Brexit or otherwise may impose unexpected duty costs or other non-tariff barriers on us. These developments, or the perception that any of them could occur, may significantly reduce global trade and, in particular, trade between the impacted nations and the UK.

The availability and level of third-party coverage and reimbursement for our potential drugs will be uncertain, and it may be difficult to obtain or maintain expected price levels.

        Our or a partner's ability successfully to commercialize our drug candidates and to attract strategic partners for our drug candidates or future drugs will depend in part on price levels and on the extent to which reimbursement for the costs of treatment with these drug candidates will be available from government health administration authorities, private health insurers and other third-party payers, as well as government health care programs. There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, for example, principal decisions about reimbursement for new products are typically made by CMS and private third-party payors often follow CMS's decisions regarding coverage and reimbursement to a substantial degree. However, one third-party payor's determination to provide coverage for a product candidate does not assure that other payors will also provide coverage for the product candidate. Further, no uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor. Further, coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained, less favorable coverage policies and reimbursement rates may be implemented in the future. Governments and other third-party payers are increasingly attempting to contain health care costs, in part by challenging the price of medical drugs and services or by restricting the eligibility for reimbursement. Health care cost pressure could lead to pricing pressure which could adversely affect pricing of dipraglurant, ADX71149, GABAB PAM and our other potential drugs. Seeking third-party reimbursement is a time-consuming and costly process, which will require us and our partners to provide scientific and clinical support for the use of each of our drug candidates to each third-party payer separately. Significant uncertainty exists as to the payment status of newly approved medical drugs. The unavailability or inadequacy of third-party reimbursement, or legislation controlling treatments or prices, could have an adverse effect on the price level and consequently the market acceptance of our drug candidates and may have a material adverse effect on our results or operations, financial condition and prospects.

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

        For the year ended December 31, 2020, approximately 51% and 94% of our costs and revenue, respectively, were denominated in currencies other than the Swiss franc. As a result, our business is affected by fluctuations in foreign exchange rates between the Swiss franc and other currencies, particularly U.S. dollars, the Euro and the British pound. A significant amount of our costs are denominated in currencies other than Swiss francs as we source supplies, research and development, consulting and other services in several countries other than Switzerland. On the revenue side, a significant amount relates to currencies other than Swiss francs. The research grants from The Michael J. Fox Foundation for Parkinson's Research are paid in U.S. dollars, whereas under our agreement with Janssen, all milestone payments and royalties payable by Janssen to us are denominated in Euros. Furthermore, under our agreement with Indivior, all research funding, milestones payments and royalties payable by Indivior to us are denominated in U.S. dollars. Since our reporting currency is the Swiss franc, we convert financial line items into Swiss francs at the applicable foreign exchange rates. As our business grows, we expect that a significant part of our revenue, including milestone payments and royalties, and of our costs, including costs for clinical trials, will be denominated in U.S. dollars, the Euro or the British pound. Unfavorable fluctuations in the value of the Swiss franc compared to these other currencies could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

        Our failure to keep apprised of, and comply with, privacy, data use and security laws, standards and regulations, including, for instance, unauthorized disclosure of, or access to, data, could result in the suspension or revocation of our approvals or registrations, the limitation, suspension or termination of services or the imposition of administrative, civil or criminal penalties, including fines which may be as high as €20 million or 4% of our annual worldwide revenue (whichever is greater) for serious infringements of the EU General Data Protection Regulation that became effective in May 2018. In addition, we may obtain health information from third parties in the United States (including research institutions from which we may obtain clinical trial data) that are subject to privacy and security requirements under the Health Insurance Portability and Accountability Act of 1996, as amended, or HIPAA. Depending on the facts and circumstances, we could be subject to significant penalties, if we violate HIPAA. In addition, such failure or non-compliance may cause existing or potential partners, including hospitals, physicians and patients to cease interacting with us, and could damage our reputation and brand. In addition, to the extent more restrictive laws, rules or security requirements relating to business and personal data are adopted in the future in the various jurisdictions in which we operate, such changes could have an adverse impact on our business by increasing our costs or imposing restrictions on our business processes. Accordingly, our failure to keep apprised of, and comply with, privacy, data use and security laws, standards and regulations could have a material adverse effect on our reputation, business, financial condition, results and prospects. Our financial exposure to any actual or alleged breach of such regulations or standards may either not be insured against or not fully covered through our current insurance.

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

        Our securities have a relatively small public float and may be less liquid and more volatile than securities of companies with broader public ownership. Factors affecting the market price of the securities, many of which are beyond our control, include:

  •
  low daily trading volume of our securities on the SIX Swiss Exchange and on Nasdaq Stock Market;

  •
  announcements by us and developments that impact our financial results, business and partners;

  •
  fluctuations in our financial position or operating results;

  •
  changes in our business strategy and operations;

  •
  changes in our senior management team or Board of Directors;

  •
  changes in the recommendations of securities analysts regarding us or our industry;

  •
  investor need for liquidity;

  •
  investor assessment of the valuation of us and our competitors;market trading, market manipulation and coordinated short-selling activities;

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

We expect to continue to incur increased costs as a result of operating as a company with securities listed in the United States in addition to Switzerland, and our senior management is required to devote substantial time to new compliance initiatives and corporate governance practices.

        As a company with securities listed in the United States in addition to Switzerland, and particularly after we no longer qualify as an emerging growth company, we incur significant legal, accounting, and other expenses. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel is required to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased our legal and financial compliance costs and have made some activities more time-consuming and costly.

        Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we are required to furnish a report by our senior management on our internal control over financial reporting beginning with this Annual Report on Form 20-F. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To ensure compliance with Section 404, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. We anticipate that the process to document and evaluate our internal control over financial reporting will be both costly and challenging.

An active market may not be sustained in which investors can resell such ADSs.

        Although our shares have traded on SIX since 2007 and ADS representing our shares have traded on Nasdaq since January 29, 2020, we cannot predict the extent to which an active market for ADSs representing our shares will be sustained on Nasdaq, or how the development of such a market might affect the market price for our shares on SIX and on Nasdaq. The price at which ADSs representing our shares trade on Nasdaq may or may not be correlated with the price at which our shares trade on SIX.

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

        Future sales of a substantial number of ADSs representing our shares or our shares, or the perception that such sales will occur, could cause a decline in the market price of ADSs representing our shares and our shares. As of December 31, 2020, we had 32,848,635 shares, including 5,729,861 treasury shares indirectly held through our wholly-owned subsidiary Addex Pharma SA, and 375,869 ADSs representing our shares issued and outstanding. All of our outstanding shares and ADSs representing our shares are freely tradeable on SIX and Nasdaq respectively. In addition, other than shares held by our affiliates, all such shares are able to be deposited with the depositary in exchange for ADSs representing such shares at the ratio referred to on the cover page of this Annual Report on Form 20-F, which ADSs will be freely tradeable. If holders sell substantial amounts of ADSs or shares in the respective public markets therefor, or if the market perceives that such sales may occur, the market price of ADSs representing our shares and our shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

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

        Pursuant to our existing equity incentive plan, ESCs with subscription rights to purchase shares, employee stock option plan, or ESOP, and warrants may be exercisable at prices below the market price of our shares at the time of exercise. To the extent that these instruments are exercised in the future, holders of our registered shares will be diluted. As of December 31, 2020, there were 13,034,108 shares reserved for issuance pursuant to subscription rights outstanding under our existing equity incentive plan, primarily relating to 198,750 shares reserved for ESCs, 6,768,460 shares reserved for the ESOP, 5,866,398 shares reserved for warrants, granted in connection with the capital increase of March 18, 2018.

Holders of ADSs may not have the same voting rights as the holders of our shares and may not receive voting materials in time to be able to exercise their right to vote.

        Except as described in "Item 12.B.—Description of Securities Other than Equity Securities—American Depositary Shares", holders of ADSs representing our shares are not able to exercise voting rights attaching to the underlying shares on an individual basis. Holders of ADSs representing our shares have appointed the depositary or its nominee as their representative to exercise the voting rights attaching to the shares underlying such ADSs. Holders of ADSs representing our shares may not receive voting materials in time to instruct the depositary to vote. The depositary may not be liable for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of ADSs representing our shares may not be able to exercise voting rights and may lack recourse if such ADSs are not voted as requested. In addition, holders of ADSs representing our shares will not be able to call a shareholders' meeting.

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

        We are organized under the law of Switzerland. The rights of holders of shares are governed by the laws of Switzerland and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See Exhibit 2.4Description of Ordinary Shares", which is incorporated by reference herein for a description of the principal differences between the provisions of Swiss law applicable to us and, for example, the Delaware General Corporation Law relating to shareholders' rights and protections.

Claims of U.S. civil liabilities may not be enforceable against us.

        We are incorporated under the law of Switzerland. Certain of our directors reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments obtained in U.S. courts against them or us, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. The United States and Switzerland do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Switzerland. In addition, uncertainty exists as to whether Swiss courts would entertain original actions brought in Switzerland against us or our directors predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would be treated by the courts of Switzerland. Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision. If a Swiss court gives judgment for the sum payable under a U.S. judgment, the Swiss judgment will be enforceable by methods generally available for this purpose. These methods generally permit the Swiss court discretion to prescribe the manner of enforcement. As a result, U.S. investors may not be able to enforce against us or certain of our directors, or certain experts named herein who are residents of Switzerland or countries other than the United States, any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

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

        We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

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

  •
  seek shareholder approval for the implementation of certain equity compensation plans and issuances of shares.

        For an overview of our corporate governance principles, including those which comply with certain of the requirements above, see the Exhibit 2.4 "Description of Ordinary Shares."

        In accordance with our Nasdaq listing, our Audit Committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act of 2002 and Rule 10A-3 of the Exchange Act, both of which also are applicable to Nasdaq-listed U.S. companies. To the extent we determine to follow Swiss corporate governance practices instead of Nasdaq governance requirements applicable to domestic issuers, you may not have the same protections afforded to shareholders of companies that are subject to these Nasdaq requirements.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act's domestic reporting regime and Nasdaq's corporate governance requirements applicable to a domestic issuer, and cause us to incur significant incremental legal, accounting and other expenses.

        Although we currently qualify as a foreign private issuer, in order to maintain this status, as of each June 30, either (a) a majority of our shares, including shares represented by ADSs, must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors must not be U.S. citizens or residents, (ii) more than 50 percent of our assets must be located outside of the United States and (iii) our business must be administered principally outside of the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, on January 1 of the succeeding year which are more detailed and extensive than the requirements for foreign private issuers. We would also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer will be significantly higher than the costs that we would incur as a foreign private issuer. As a result, we expect that the loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly.

We are an "emerging growth company," and we cannot be certain if the reduced reporting requirements applicable to "emerging growth companies" will make ADSs representing our shares or our shares less attractive to investors.

        We are an "emerging growth company" as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404, and, to the extent that we no longer qualify as a foreign private issuer, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation including golden parachute compensation. We may take advantage of these exemptions until we are no longer an emerging growth company. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the aggregate market value of ADSs representing our shares and our shares held by non-affiliates exceeds $700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an emerging growth company as of the following December 31 (our fiscal year-end). We cannot predict if investors will find ADSs representing our shares or our shares less attractive because we may rely on these exemptions. If some investors find such securities less attractive as a result, there may be a less active trading market for ADSs representing our shares or our shares and the price of such securities may be more volatile.

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

        Management is required to assess the effectiveness of our internal controls annually beginning with this Annual Report on Form 20 F. However, for as long as we are an "emerging growth company" under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. An independent assessment of the effectiveness of our internal controls could detect problems that our management's assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements requiring us to incur the expense of remediation and could also result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

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

If we are a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes, the consequences to U.S. holders of our shares or ADSs representing our shares may be adverse.

        Based on our analysis of our income, assets, activities and market capitalization for our taxable year ended December 31, 2020, we believe that we may have been classified as a PFIC for our taxable year ended December 31, 2020. If we were a PFIC for our taxable year ended December 31, 2020, or are a PFIC for any subsequent taxable years, we intend to annually provide U.S. Holders, upon request, a "PFIC Annual Information Statement", with the information required to allow U.S. Holders to make a "qualified electing fund" election, or "QEF Election" for United States federal income tax purposes. The application of the PFIC rules is subject to uncertainty in several respects, and therefore, no assurances can be provided with respect to our PFIC status for our taxable year ended December 31, 2020 or with regard to our PFIC status in any past, current, or future taxable year. In addition, our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2020, and the current or any future taxable year.

        Under the Code, a non-U.S. company will be considered a PFIC for any taxable year in which (1) 75% or more of its gross income consists of passive income or (2) 50% or more of the quarterly weighted average value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets and received directly its proportionate share of the income of such other corporation. If we are a PFIC for any taxable year during which a U.S. Holder (as defined below under "Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders" under Item 10.E.) holds our shares or ADSs representing our shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the shares or ADSs representing our shares, regardless of whether we continue to meet the PFIC test described above, unless the U.S. Holder makes a specified election once we cease to be a PFIC. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our shares or ADSs representing our shares, the U.S. Holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements. For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see the section entitled "Taxation—Material U.S. Federal Income Tax Considerations For U.S. Holders" under Item 10.E. Prospective U.S. holders are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our shares or ADSs, the consequences to them of an investment in a PFIC, any elections available with respect to our shares or ADSs and the IRS information reporting obligations with respect to the purchase, ownership and disposition of shares or ADSs of a PFIC.

If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

        If a U.S. Holder is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our shares (directly or in the form of ADSs representing our shares), such

U.S. Holder may be treated as a "United States shareholder" with respect to each "controlled foreign corporation" in our corporate group, if any. If such group includes one or more U.S. subsidiaries, our non-U.S. subsidiaries will be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of "Subpart F income," "global intangible low-taxed income" and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder's U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist our investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and tax paying obligations described in this risk factor. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in our shares or ADSs representing our shares.

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

Item 4.    Information on the Company.

A.    History and Development of the Company

        Our legal and commercial name is Addex Therapeutics Ltd. We are a Swiss limited company organized under the laws of Switzerland. We were founded in 2002 with an indefinite duration. We are currently registered in Geneva, Switzerland. Our principal executive offices are located at Chemin des Mines 9, CH-1202 Geneva, Switzerland. Our telephone number is +41 884 1555. Investors should contact us for any inquiries through the address and telephone number of our principal executive office, or via our U.S. office at 650 California Street in San Francisco, CA, telephone number +1 (415) 429-2591. We maintain a website at www.addextherapeutics.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our web site is not a part of this Annual Report on Form 20-F. The SEC maintains an Internet site that contains reports and other information that we file electronically with the SEC at www.sec.gov.

        Our actual capital expenditures for the years ended December 31, 2020, 2019 and 2018 amounted to CHF 59 thousand, CHF 28 thousand and CHF 9 thousand, respectively. These capital expenditures primarily related to investments in laboratory equipment, rental deposits and to a lesser extent to computers and softwares. We anticipate our capital expenditures in 2021 to be financed from our existing cash and cash equivalents.

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

        Using our allosteric modulator discovery capabilities, we have developed a pipeline of proprietary clinical and preclinical stage drug candidates. We or our partners are developing these clinical and preclinical stage proprietary drug candidates for diseases for which there are no approved therapies or where improved therapies are needed. These include PD-LID, non-parkinsonian dystonia (including blepharospasm), or dystonia, epilepsy, addiction (including alcohol use disorder), Charcot-Marie-Tooth type 1A neuropathy, or CMT1A, PTSD, and other neurodegenerative diseases. Some of these indications are classified as rare diseases that may allow for orphan drug designation by regulatory agencies in major commercial markets, such as the United States, Europe and Japan. Orphan drug designation may entitle the recipient to benefits, in the jurisdiction granting the designation, such as market exclusivity following approval and assistance in clinical trial design, a reduction in user fees or tax credits related to development expenses.

        We are developing our lead drug candidate, dipraglurant, as an mGlu5 NAM, for the treatment of PD-LID. We are planning to initiate a placebo-controlled Phase 2b/3 pivotal clinical trial of dipraglurant in PD-LID patients in the first half of 2021, pending removal of governmental restrictions and lessening of the impact of the global coronavirus pandemic on the U.S. healthcare system, which delayed our previously anticipated initiation in the first quarter of 2020. The clinical trial is expected to be conducted at approximately 50 sites in the United States and target enrolment of approximately 140 patients. We have received orphan drug designation from the United States Food and Drug Administration, or FDA, for dipraglurant in PD-LID and expect to report topline results in the fourth quarter of 2022. In parallel, we are developing an extended release formulation of dipraglurant as a novel orally available mGlu5 NAM for the treatment of blepharospasm. We expect to start an exploratory placebo-controlled Phase 2 clinical trial in blepharospasm patients using the current immediate release formulation of dipraglurant in the first half of 2021.

        Our partnered drug candidate, ADX71149 is a novel orally active metabotropic glutamate receptor subtype 2, or mGlu2 PAM for the treatment of epilepsy. Our partner, Janssen Pharmaceuticals, Inc., or Janssen, a subsidiary of Johnson & Johnson is planning to initiate a placebo-controlled Phase 2a proof of concept clinical trial of ADX71149 in epilepsy patients in the second quarter of 2021. Under our agreement with Janssen, Janssen is responsible for financing the development and commercialization, if any, of ADX71149.

        We are also conducting a research program under our strategic partnership with Indivior UK Limited, or Indivior, to discover novel orally available GABAB PAMs. We are currently in clinical candidate selection and expect to deliver a drug candidate by the end of 2021. Under terms of the agreement with Indivior, we have the right to select drug candidates for development in certain exclusive indications outside of addiction. We plan to develop our selected drug candidate in CMT1A, an indication that has been clinically validated with baclofen, an orthosteric agonist of GABAB.

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

Internally Developed Product Candidates

        Dipraglurant, for the treatment of levodopa-induced dyskinesia associated with Parkinson's disease.    We are developing dipraglurant as a novel orally available mGlu5 NAM for the treatment of PD-LID. PD-LID is a disease with significant commercial opportunity as improved therapies are needed. We believe that, subject to regulatory approval, dipraglurant may offer an innovative and differentiated treatment approach from existing therapies. In a 28 day Phase 2a placebo-controlled clinical trial, conducted in the United States and Europe, in patients with PD-LID, dipraglurant met its primary end point, was generally well tolerated and no clinically significant abnormalities of safety monitoring parameters occurred. In addition, at Day 1 and Day 14, dipraglurant showed statistically significant effects on PD-LID clinical symptoms, as measured using mAIMs. However, an increasing placebo response resulted in the effect of dipraglurant on PD-LID clinical symptoms not showing statistical significance at Day 28. We have substantially completed the preparation of dipraglurant to start registration studies in PD-LID and expect to initiate a Phase 2b/3 placebo-controlled pivotal clinical trial of dipraglurant in PD-LID patients in the first half of 2021, pending removal of governmental restrictions and lessening of the impact of the global coronavirus pandemic on the U.S. healthcare system, which delayed our previously anticipated initiation in the first quarter of 2020. The clinical trial is expected to be conducted at approximately 50 sites in the United States and target enrolment of approximately 140 patients. We have also received orphan drug designation from the US FDA for dipraglurant in PD-LID and expect to report topline results in the fourth quarter of 2022.

        Dipraglurant, for the treatment of non-Parkinsonian dystonia, including blepharospasm.    We are developing an extended release formulation of dipraglurant as a novel orally available NAM for the treatment of blepharospasm. There are many types of dystonia affecting up to 300,000 people in the United States. Blepharospasm is characterized by involuntary muscle contractions and spasms of the eyelid muscles resulting in sustained eyelid closure causing substantial visual disturbance or functional blindness. We expect to start an exploratory placebo-controlled Phase 2 clinical trial in blepharospasm patients using the current immediate release formulation of dipraglurant in the first half of 2021. Subject to regulatory approval, we believe that dipraglurant may offer an innovative and differentiated treatment approach for multiple types of dystonia and present a significant commercial opportunity.

Externally Developed Out-licensed Product Candidate

        ADX71149 (mGlu2 PAM) for the treatment of epilepsy.    Our partnered drug candidate, ADX71149 is a novel orally active mGlu2 PAM. Our partner, Janssen, has completed Phase 1 and two Phase 2a clinical trials in schizophrenia and anxious depression, respectively. Janssen has conducted several preclinical studies in epilepsy and is planning to initiate a placebo-controlled Phase 2a proof of concept clinical trial of ADX71149 in epilepsy patients in the second quarter of 2021. Under our agreement with Janssen, Janssen is responsible for financing the development and commercialization, if any, of ADX71149.

Material Internal Research Programs

        GABAB PAM for the treatment of addiction.    Our partner, Indivior, has licensed worldwide rights to our GABAB PAM program and is responsible for all development, manufacture and commercialization of any selected GABAB PAM drug candidates. Under the agreement, we are responsible for executing a research program funded by Indivior to discover novel drug candidates. Indivior has the right to select GABAB PAM drug candidates from our research program. We started the clinical candidate selection phase in the fourth quarter of 2020 and expect IND enabling studies to be initiated in 2022. Indivior's primary focus is addiction, including alcohol use disorder. We believe that addiction is an indication with a significant commercial opportunity. Existing therapies often do not provide effective control of symptoms or have side effects that discourage adherence. Subject to regulatory approval, we believe that GABAB PAM may offer an innovative and differentiated treatment approach from existing therapies and may provide benefit to patients.

        GABAB PAM for the treatment of CMT1A.    Our license agreement with Indivior provides for a funded research program, under which we have the right to select drug candidates for exclusive development in certain indications outside of addiction, including CMT1A, a rare disease indication. We plan to pursue orphan drug designation for a selected drug candidate for CMT1A. The program is in the clinical candidate selection phase and we expect to initiate IND enabling studies in 2022. We believe an oral small molecule GABAB PAM with a once-a-day dosing and without the adherence-limiting side effects of baclofen, which is currently used off label, could bring benefit to patients and consequently present a strong commercial opportunity for us.

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

        Dipraglurant, an mGlu5 NAM, is our lead development compound. It is in late-stage development and scheduled to start a placebo-controlled Phase 2b/3 pivotal clinical trial in PD-LID patients in the first half of 2021, pending removal of governmental restrictions and lessening of the impact of the global coronavirus pandemic on the U.S. healthcare system, which delayed our previously anticipated initiation in the first quarter of 2020. Topline results are expected in the fourth quarter of 2022. In parallel, we are developing an extended release formulation of dipraglurant as a novel orally available mGlu5 NAM for the treatment of blepharospasm. We expect to start an exploratory placebo-controlled Phase 2 clinical trial in blepharospasm patients, using the current immediate release formulation of dipraglurant, in the first half of 2021. ADX71149, a mGlu2 PAM licensed to Janssen, has completed Phase 1 and two Phase 2a clinical trials demonstrating good tolerability. Janssen is planning to initiate a Phase 2a proof of concept clinical trial of ADX71149 in epilepsy patients in the second quarter of 2021. Furthermore, we believe the depth of our in-house discovered portfolio further demonstrates our expertise in the allosteric modulation field.

Our Strategy

        Based on our expertise in allosteric modulation, our goal is to build a leading neuroscience company focused on conditions where current treatment options are limited and where unmet medical needs exist. Since our inception, we have raised an aggregate of CHF 325.4 million in equity financing and generated an aggregate of CHF 60.4 million of revenues, which we have used to build our proprietary allosteric modulator technology platform and our pipeline of drug products and candidates.

We have secured financing from leading U.S. healthcare investors, including New Enterprise Associates, New Leaf Venture Partners and CAM Capital. The key elements of our strategy include the following:

  •
  Continue to advance dipraglurant for the treatment of PD-LID.  We are planning to initiate a placebo-controlled Phase 2b/3 pivotal clinical trial of dipraglurant in PD-LID patients in the first half of 2021, pending removal of governmental restrictions and lessening of the impact of the global coronavirus pandemic on the U.S. healthcare system, which delayed our previously anticipated initiation in the first quarter of 2020. The clinical trial is expected to be conducted at approximately 50 sites in the United States and will target enrollment of approximately 140 patients. We expect to report data in the fourth quarter of 2022.

  •
  Pursue additional indications for dipraglurant.  We believe dipraglurant has applications outside of PD-LID, including blepharospasm one of the three most common forms of dystonia. We are planning to initiate an exploratory Phase 2 clinical trial for blepharospasm in the first half of 2021 and will continue to evaluate other indications.

  •
  Continue to advance our GABAB PAM research programs.  We are currently executing a research program funded by Indivior to discover novel GABAB PAM drug candidates. We started clinical candidate selection in the fourth quarter of 2020 for and expect to deliver drug candidates in the fourth quarter of 2021 for our partner, Indivior, to develop for addiction and for Addex's internal program focused on CMT1A.

  •
  Continue to advance our preclinical programs.  We are currently conducting lead optimization activities on a number of highly innovative programs and aim to select drug candidates for at least one program in 2021.

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

  •
  Robust in-house discovered pipeline with lead product candidate advancing into pivotal registration clinical trials.    We have established an in-house discovered pipeline of eight clinical and preclinical proprietary programs. Internally, these programs include dipraglurant for the treatment of PD-LID and dystonia, GABAB PAM for the treatment of CMT1A. Partnered programs include ADX71149 for the treatment of epilepsy which is licensed to Janssen and GABAB PAM for the treatment of addiction which is licensed to Indivior. We have also received orphan drug designation from the US FDA for dipraglurant in PD-LID and we expect to initiate a placebo-controlled Phase 2b/3 pivotal clinical trial of dipraglurant in PD-LID patients in the first half of 2021, pending removal of governmental restrictions and lessening of the impact of the global coronavirus pandemic on the U.S. healthcare system, which delayed our previously anticipated initiation in the first quarter of 2020. In parallel, we are developing an extended release formulation of dipraglurant as a novel orally available mGlu5 NAM for the treatment of blepharospasm and have initiated a clinical program. We expect to start an exploratory placebo controlled Phase 2 clinical trial in blepharospasm patients using the current immediate release formulation of dipraglurant in the first half of 2021.

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

  •
  Experienced team.  Our team has extensive global experience and its members are recognized experts in their respective fields. We seek to leverage the complementary skill sets of our team members in our approach to drug discovery and development and draw on their prior experience gained at leading international companies, and pharmaceutical and biotech companies. Dr. Roger Mills, an experienced chief medical officer and head of development, joined us in 2016 to lead our clinical development organization and in particular the, development of dipraglurant in PD-LID. Dr. Mills and his clinical team have significant experience and a successful track record of developing drugs for Parkinson's disease patients.

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

Dipraglurant for the treatment of Parkinson's disease levodopa induced dyskinesia (PD-LID)

        We have conducted a Phase 2a proof of concept clinical trial of dipraglurant in PD-LID, in which dipraglurant met its primary end point, was generally well tolerated. We expect to initiate a placebo-controlled Phase 2b/3 pivotal clinical trial of dipraglurant in PD-LID patients in the first half of 2021, pending removal of governmental restrictions and lessening of the impact of the global coronavirus pandemic on the U.S. healthcare system, which delayed our previously anticipated initiation in the first quarter of 2020. This registration clinical trial will be powered at 90%, the industry norm with the objective of demonstrating benefits on clinical symptoms in PD-LID patients over a 12-week treatment duration. The term "power" of a study is a measure of the probability that a clinical trial is a meaningful test of the hypotheses (or primary endpoints) that the clinical trial is designed to test. The trial is expected to be conducted at approximately 50 sites in the United States and will target enrolment of approximately 140 patients.

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

Figure 3: MMRM analysis of the effect of dipraglurant on the peak mAIMS score reported as reduction from baseline

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

  Figure 4: Dipraglurant cumulative % of PD-LID patients showing > 30% change of peak mAIMS from baseline

        Responders were defined as those patients reaching at least 30% improvement in peak mAIMS scores compared to baseline. At all visits, the percentage of responders was higher in the dipraglurant-treated group than in the placebo group and, on Days 14 and 28, exceeded 50% and showed a statistically significant difference over placebo.

Figure 5: Clinician rated global impression of change in LID patients after administration of dipraglurant and placebo

        There was a significant improvement in the CGI-C as determined by the investigators. Figure 5 summarizes the results across each score level and for each treatment group at Day 28. The CGIC for improvement of dyskinesia was assessed by the investigating physician at Day 28 compared to baseline. The dipraglurant group improved by 71.2% versus 49.9% for the placebo group at Day 28 (p < 0.05).

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

Figure 6. Pattern of motor complications of dipraglurant group patients over the course of a day, as reported in patients' diaries—baseline versus week 4

Baseline

Week 4

        The mean daily percentage of time in "On" with no dyskinesia increased in both treatment groups. At week 4, the dipraglurant group showed a 2.28 hours increase compared to 1.78 hours for the placebo group (NSS).

        Overall, there were more patients in the dipraglurant group who reported "On" time without (w/o) dyskinesia and fewer patients reporting "On" time with dyskinesia (Figure 6). In this analysis, dipraglurant treatment improved the percentage of patients in "On" time without LID from morning to late afternoon.

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

Dipraglurant Phase 2b/3 pivotal clinical trial in PD-LID patients—Study 301

        We have substantially completed preparation to start registration studies in PD-LID and expect to initiate a double-blind, placebo-controlled, parallel group design Phase 2b/3 pivotal clinical trial of dipraglurant in PD-LID patients in the first half of 2021, pending removal of governmental restrictions and lessening of the impact of the global coronavirus pandemic on the U.S. healthcare system, which delayed our previously anticipated initiation in the first quarter of 2020. The trial is expected to be conducted at approximately 50 sites in the United States and target enrollment of approximately 140 patients. Furthermore, the primary endpoint will be efficacy in reducing PD-LID measured as the change over time in Unified Dyskinesia Rating Scale, or UDysRS at week 12 compared to baseline. We expect to report data in the fourth quarter of 2022.

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

UDysRS, the Primary Endpoint

        In this study, the primary endpoint will be the UDysRS. The UDysRS was the endpoint that was used in the GOCOVRI® pivotal studies leading to the drug's FDA approval for PD Dyskinesia. Of all the scales used for assessing dyskinesia, only the UDysRS contains anchored, clinician-evaluated measures of dyskinesia. In this scale, patients perform 4 tasks, and raters evaluate dyskinesia severity and disability for each. Although this rating measure incorporates the concepts of the mAIMS, the UDysRS has the advantage of consolidating both patient-based perceptions of disability and objective rater-based assessments of impairment and disability (Goetz et al., Mov Disord 2008).

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

Dipraglurant for the treatment of non-Parkinsonian dystonia, including blepharospasm

        Dystonia is a movement disorder that causes the muscles to contract and spasm involuntarily. There are many types of dystonia affecting up to 300,000 people in the United States. The involuntary muscle contractions force the body into repetitive and often twisting movements as well as awkward, irregular, sometimes painful postures. Dystonia etiologies and symptoms are heterogeneous. There are approximately 23 forms of dystonia, and dozens of diseases and conditions include dystonia as a major symptom. Dystonia may affect a single body area (focal), multiple areas (segmental) or be generalized throughout multiple muscle groups. Furthermore, dystonias are distinguished as either primary, with idiopathic or genetic causes, or secondary, induced by drugs or toxins. A number of types of dystonia are classified as rare, including cervical dystonia, DYT1 familial generalized dystonia or X-linked dystonia parkinsonism. It is estimated that over 30% of PD patients experience dystonia as a symptom or a complication of treatment. Blepharospasm (BSP), the indication we initially intend to pursue, is characterized by involuntary muscle contractions and spasms of the eyelid muscles resulting in sustained eyelid closure causing substantial visual disturbance or functional blindness. In over half of the people with BSP, symptoms of dystonia spread to other facial muscles as well as muscles in other areas of the body. This leads to a progressive decline in quality of life and increased functional impairment. It is estimated that there are at least 50,000 patients with blepharospasm in the United States, with up to 2000 new patients diagnosed annually.

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

        Current therapies for dystonia including blepharospasm include oral drugs such as anticholinergic agents, dopamine receptor agonists/antagonists and baclofen. The efficacy of these drugs is marginal and side effects further limit compliance and usage. The only available indicated treatment is botulinum toxin injections, which are only suitable for focal or segmental dystonia treatment. In addition, Deep Brain Stimulation, or DBS, surgery is sometimes used for both focal and generalized refractory dystonia. However, for both of these approaches, patients are left with inadequate response, and therefore a need exists for an oral, safe and effective treatment for dystonia.

        Initial data from the testing of dipraglurant in the MPTP macaque model of LID and a small subset of patients in the Phase 2a clinical trial of dipraglurant in patients with PD LID suggest that dipraglurant may have potential for treating dystonia. In the MPTP macaque model of LID, dipraglurant reduced dystonia following levodopa administration to the same extent as chorea. In addition, dipraglurant showed beneficial effects in the tottering, DYT1 and DYT25 rodent genetic models of dystonia, suggesting potential to address mechanisms common to several forms of dystonia.

        We are developing an extended release formulation of dipraglurant as a novel orally available mGlu5 NAM for the treatment of blepharospasm. We expect to start a small exploratory placebo-controlled Phase 2 clinical trial in blepharospasm patients using the current immediate release formulation of dipraglurant in the first half of 2021 and a larger Phase 2a proof of concept in the first half of 2022. We believe that subject to regulatory approval, dipraglurant may offer an innovative and differentiated treatment approach for multiple types of dystonia and present a significant commercial opportunity.

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

        Our partnered drug candidate ADX71149 is a novel orally active mGlu2 PAM. Our partner, Janssen, has completed Phase 1 and two Phase 2a clinical trials in schizophrenia and anxious depression, respectively. Janssen has announced that ADX71149 has been extensively profiled in preclinical models of epilepsy showing both standalone activity and in combination with SV2A ligands including levetiracetam (a commercialized antiepileptic drug). Janssen has patented the combination of mGlu2 PAM with SV2A ligands for the treatment of epilepsy and is planning to initiate a Phase 2a proof of concept clinical trial in epilepsy patients in the second quarter of 2021 . Epilepsy is an indication with a large commercial opportunity. Existing therapies frequently provide ineffective control of symptoms or have side effects that discourage adherence. We believe that, subject to regulatory approval, ADX71149 may provide a substantial benefit to patients. Under our agreement with Janssen, Janssen is responsible for, including the financing of, development and commercialization, if any, of ADX71149.

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

        Our GABAB PAM drug candidates are novel, orally available, small molecules that have demonstrated positive effects and tolerability in several preclinical rodent models of pain, anxiety, addiction and OAB and have also shown activity in a genetic model of CMT1A. A GABAB PAM differs from the generic drug baclofen in that it is a PAM rather than an orthosteric agonist at the GABAB receptor. The GABAB PAM only acts when the natural ligand (GABA) activates the receptor, and therefore respecting the physiological cycle of activation. It has been proposed that PAMs produce fewer adverse effects and lead to less tolerance to effect than direct agonists (May and Christopoulos 2003; Langmead and Christopoulos 2006; Perdona et al. 2011; Urwyler 2011; Gjoni et al., 2008; Ahnaou et al., 2015). Clear potential benefits of a GABAB PAM compared to baclofen have also been well documented (Augier, 2021).

GABAB PAM for the treatment of addiction, including alcohol use disorder

        Our partner, Indivior, has licensed worldwide rights to our GABAB PAM program and is responsible for all development, manufacture and commercialization of any selected GABAB PAM drug candidates. Under the agreement, we are responsible for executing a research program funded by Indivior to discover novel drug candidates. Indivior has the right to select GABAB PAM drug candidates from our research program which entered clinical candidate selection phase at the end of 2020 and we expect IND enabling studies to be initiated in 2022. Addiction is an indication with a significant commercial opportunity. Existing therapies often do not provide effective control of symptoms or have side effects that discourage adherence. Subject to regulatory approval, we believe that GABAB PAM offers an innovative and differentiated treatment approach from existing therapies and may be of substantial benefit to patients.

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

GABAB PAM for the treatment of CMT1A

        Our license agreement with Indivior provides for a funded research program, under which we have the right to select drug candidates for exclusive development in certain indications outside of addiction, including CMT1A, a rare disease indication. We plan to pursue orphan drug designation for a selected drug candidate in CMT1A. Subject to regulatory approval, believe an oral small molecule GABAB PAM without the adherence-limiting side effects of baclofen and with a once-a-day dosing could bring benefit to patients and consequently present a strong commercial opportunity for us. Our GABAB PAM compounds have demonstrated the potential role of this mechanism in CMT1A, our program is in clinical candidate selection phase and we expect to initiate IND enabling studies in 2022.

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

        Under terms of the agreement, we received a non-refundable upfront fee of $5.0 million for the right to use the clinical candidate, ADX71441, including all materials and know-how related to this clinical candidate. In addition, we are eligible for payments on successful achievement of pre-specified clinical, regulatory and commercial milestones totaling $330 million. In addition, we are eligible for a royalty in the low double-digit on net sales of applicable products on a country-by country-basis. The term of the royalty for each licensed product in any particular country commences on such product's launch and ends on the latest of ten year anniversary of launch, expiration of certain applicable patent rights, and expiration of certain applicable marketing or data exclusivity periods. On February 14th, 2019, Indivior terminated the development of their selected compound, ADX71441.

        Separately, Indivior funds research at Addex, based on a research plan to be mutually agreed between the parties, to discover novel GABAB PAM compounds. These future novel GABAB PAM compounds, if selected by Indivior, become licensed compounds. We agreed with Indivior to an initial research term and duration of two years, that can be extended by twelve-month increments and a minimum annual funding of $2 million for the Addex R&D costs incurred. Following Indivior's selection of one newly identified compound, Addex has the right to also select one additional newly identified compound. Addex is responsible for the funding of all development and commercialization costs of its selected compounds and Indivior has no rights to the Addex selected compounds. The initial two-year research term was expected to run from May 2018 to April 2020. On October 7, and December 20, 2019, Indivior agreed an additional research funding of $0.8 million, increasing the research funding by $1.6 million, for the research period. In October 2020, the research term was extended until June 30, 2021 and Indivior agreed an additional research funding of $2.8 million.

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

        Under the terms of the Janssen agreement, we received an upfront fee of CHF 4.6 million and research funding of CHF 6.4 million during the research period, which ran from 2005 to 2007. In addition, we are eligible for payments on successful achievement of pre-specified clinical and regulatory milestones. We are also eligible for a royalty in the low double-didgit on net sales of applicable products on a country-by country-basis and on a product by product basis, for a period commencing on the date of first sale and ending upon the latest of the expiration of twelve years from the date of first sale of a product in a given country or the last to expire of our patents containing a claim covering composition of compound comprised in a product sold by Janssen, its affiliates or sublicensees in such country. We received a CHF 1.5 million milestone payment in relation to the entry of ADX71149 into Phase 1 in July 2009 and a CHF 2.6 million milestone payment in relation to the entry of ADX71149 into Phase 2 in June 2011. We are eligible for a further €109 million in success-based development and regulatory milestones and low double digit royalties on net sales.

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

Intellectual Property

Patents and Proprietary Rights

        As at December 31, 2020, we owned 13 U.S. and 232 foreign patents and a number of pending patent applications that cover various aspects of our allosteric modulator technologies and discovery platform, including several classes of compounds which are potentially useful as modulators of mGlu5, mGlu2, mGlu4 and GABAB. More specifically, our patents and patent applications cover compounds, pharmaceutical compositions, polymorphs and uses of compounds for medical treatment.

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

        Generally, patents have a term of twenty years from the filing date, assuming all maintenance fees are paid. In some instances, patent terms can be increased or decreased, depending on the laws and regulations of the country or jurisdiction that issued the patent. Wherever appropriate and legally possible, we aim at obtaining patent protection for novel molecules, composition of matter and uses for drugs and inventions originating from our research and development efforts, as well as new manufacturing and other processes and formulations. In each case, we carefully balance the value of patent protection against the advantage of keeping the know-how regarding the invention confidential. We aim to position the claims of our applications to exploit gaps in prior art.

        We have two patent families covering dipraglurant as a composition of matter and its polymorphs which are useful as mGlu5 NAMs: 113 patents have been granted to us, including 4 in the United

States and 109 in other international jurisdictions (Albania, Austria, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Great Britain, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Lithuania, Luxembourg, Macedonia, Malta, Monaco, Netherlands, Norway, Poland, Portugal, Romania, San Marino, Serbia, Slovakia, Slovenia, Spain, Sweden, Switzerland/Liechtenstein, Turkey, Armenia, Australia, Azerbaijan, Belarus, Brazil, Canada, China, Hong Kong, Indonesia, Israel, Japan, Kazakhstan, South Korea, Kyrgyzstan, Moldova, Mexico, New Zealand, Philippines, Russia, Singapore, South Africa, Ukraine, Tajikistan and Turkmenistan). We also have 11 patent applications pending.

        We have one patent family covering compounds which are useful as GABAB PAMs, of which 23 patents have been granted, including 2 in the United States and 21 in other international jurisdictions (Austria, Belgium, Denmark, Finland, France, Germany, Great Britain, Ireland, Italy, Netherlands, Norway, Spain, Sweden, Switzerland/Liechtenstein, Australia, Canada, China, India, Israel, Japan, and New Zealand).

        Jointly with Janssen, we have 92 patents in three patent families covering compounds which are useful as mGlu2 PAMs, including ADX71149, which is explicitly exemplified and claimed as a compound and as a pharmaceutical composition, we have 5 patents in the United States and 87 in other international jurisdictions (Albania, Austria, Belgium, Bosnia & Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Lithuania, Luxembourg, North Macedonia, Malta, Monaco, Netherlands, Norway, Poland, Portugal, Romania, Serbia, Slovakia, Slovenia, Spain, Sweden, Switzerland/Liechtenstein, Turkey, Ukraine, United Kingdom, Algeria, Argentina, Australia, Brazil, Canada, China, Chile, Gulf Cooperation Council, Hong Kong, Israel, India, Indonesia, Japan, Republic of Korea, Malaysia, Mexico, New Zealand, Philippines, Russia, Singapore, South Africa, Thailand, Vietnam, and Taiwan).

        Furthermore, we have 17 patents in two patent families covering compounds that have potential utility as mGlu4 PAMs, which include 2 patents granted in the United States and 15 in Europe (Belgium, France, Germany, Great Britain, Hungary, Italy, Spain and Switzerland/Liechtenstein). One family is owned by us and a second family is jointly owned by us and Merck & Co Inc. pursuant to our collaboration agreement for the development of mGlu4 PAM, which we entered into in 2007.

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

Dipraglurant for the treatment of PD-LID

        Amantadine, GOCOVRI® (extended release amantadine) and Deep Brain Stimulation (DBS) surgery are currently available therapies for the treatment of PD-LID. In addition, several drug candidates currently in clinical development could compete with dipraglurant for the treatment of PD-LID. Avanir Pharmaceuticals, Inc. is developing AVP-923 (NMDA antagonist), Neuraltus Pharmaceuticals, Inc. is developing NP002 (nicotine receptor agonist), Newron Pharmaceuticals, Inc. is developing safinamide (MAO-B inhibitor), Novartis Pharma AG is developing AQW051 (alpha 7 nAChR inhibitor). Integrative Research Laboratories Therapeutics AB is developing Mesdopetam (Dopamine 3 receptor antagonist), VistaGen Therapeutics Inc. is developing AV101 (NMDA antagonist), and Prilenia Therapeutics Inc. is developing pridopidine (D2 receptor agonist).

Dipraglurant for the treatment of dystonia, including blepharospasm

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

GABAB PAM for the treatment of addiction, including alcohol use disorder

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

ADX71149 for the treatment of epilepsy

        Currently available therapies treatment of epilepsy includes racetams such as Brivaracetam (Briviact®) or Levetiracetam (Keppra®); benzodiazepines such as diazepam (Valium®), clonazepam (Klonopin®), lorazepam (Ativan®); carboxamides such as Carbamazepine (Carbatrol® or Tegretol®) and Eslicarbazepine (Aptiom®); GABA analogs such as Gabapentin (Neurotin®) or Pregabalin (Lyrica®); Perampanel (Fycompa®). Late stage drug candidates in development which could compete with ADX71449 include Ganaxolone, Cannabidiol (Epidiolex), Everolimus (Afinitor / Votubia), ZX008.

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

        The federal civil and criminal false claims laws, including the False Claims Act, which prohibit, among other things, any individual or entity from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes "any request or demand" for money or property presented to the U.S. government. Numerous pharmaceutical and other healthcare companies have been prosecuted under these laws for, among other things, allegedly providing free product to customers with the expectation that the customers would bill federal programs for the productand for causing false claims to be submitted because of the companies' marketing of products for unapproved, and thus non-reimbursable, uses.

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

        HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, impose certain requirements relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization on certain health plans, healthcare clearinghouses and certain healthcare providers, known as covered entities, and their respective business associates, independent contractors that perform certain services involving the use or disclosure of individually identifiable health information as well as their covered subcontractors. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorneys' fees and costs associated with pursuing federal civil actions.

        The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and applicable manufacturers and applicable group purchasing organizations to report annually to CMS ownership and investment interests held by physicians and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report such information regarding its payments and other transfers of value to physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists and certified nurse midwives during the previous year.

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

        Among policy makers and payors in the United States and elsewhere, there is substantial interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and / or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been affected by major legislative initiatives. In March 2010, the ACA was passed, which substantially changed the way healthcare is financed by both the government and private insurers, and greatly impacts the U.S. pharmaceutical industry. The ACA, among other things: (i) increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations; (ii) established an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in some government healthcare programs; (iii) expanded the availability of lower pricing under the 340B drug pricing program by adding new entities to the program; (iv) increased the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program, to 23.1% and 13% of the average manufacturer price for most branded and generic drugs, respectively and capped the total rebate amount for innovator drugs at 100% of the Average Manufacturer Price, or AMP; (v) expanded the eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers' Medicaid rebate liability; (vi) established a new Medicare Part D coverage gap discount program, in which manufacturers must now agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D; (vii) created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and (viii) established a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug.

        There have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, President Trump signed several Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress considered legislation to repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. On December 22, 2017, new legislation was signed into law (H.R. 1, "An Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018," or the Tax Cuts and Jobs Act) that significantly revised the U.S. Internal Revenue Code of 1986, as amended, or the Code. The Tax Cuts and Jobs Act includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the "individual mandate".In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated "Cadillac" tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminated the health insurer tax Further, the Bipartisan Budget Act of 2018, or the BBA, among other things, amends the ACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the "donut hole". On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the "individual mandate" was repealed by Congress as part of the Tax Cuts and Jobs Act of 2017. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. The United States Supreme Court is currently reviewing this case, although it is unclear when a decision will be made. Although the Supreme Court has not yet ruled on the constitutionality of the ACA, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through May 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how the Supreme Court ruling, other such litigation, and the healthcare reform measures of the Biden administration will impact the ACA and our business.

        Other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013, and due to subsequent legislative amendments to the statute, including the BBA, will remain in effect through 2030 unless additional Congressional action is taken. However, COVID-19 relief support legislation suspended the 2% Medicare sequester from May 1, 2020 through March 31, 2021. The American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have an adverse effect on customers for our drug candidates, if approved, and, accordingly, our financial operations.

        Additionally, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that attempt to implement several of the administration's proposals. The FDA also released a final rule, effective November 30, 2020, implementing a portion of the importation executive order providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a new safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed pending review by the Biden administration until March 22, 2021. On November 20, 2020, CMS issued an interim final rule implementing President Trump's Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the United States District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. However, it is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

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

        Using our allosteric modulator discovery capabilities, we have developed a pipeline of proprietary clinical and preclinical stage drug candidates. We or our partners are developing these clinical and preclinical stage proprietary drug candidates for diseases for which there are no approved therapies or where improved therapies are needed. These include levodopa induced dyskinesia associated with Parkinson's disease, non-parkinsonian dystonia (including blepharospasm), or dystonia, epilepsy, addiction (including alcohol use disorder), Charcot-Marie-Tooth type 1A neuropathy, or CMT1A and other neurodegenerative diseases. Some of these indications are classified as rare diseases that may allow for orphan drug designation by regulatory agencies in major commercial markets, such as the United States, Europe and Japan. Orphan drug designation may entitle the recipient to benefits in the jurisdiction granting the designation, such as market exclusivity following approval and assistance in clinical trial design, a reduction in user fees or tax credits related to development expense.

        We are developing our lead drug candidate, dipraglurant, as an mGlu5 NAM, for the treatment of PD-LID. We are planning to initiate a placebo-controlled Phase 2b/3 pivotal clinical trial of dipraglurant in PD-LID patients in the first half of 2021, pending removal of governmental and institution restrictions and lessening of the impact of the global coronavirus pandemic on the U.S. healthcare system, which delayed our previously anticipated initiation in the first quarter of 2020. The clinical trial is expected to be conducted at approximately 50 sites in the United States and target enrollment of approximately 140 patients. We have received orphan drug designation from the United

States Food and Drug Administration, or FDA, for dipraglurant in PD-LID and expect to report topline results in the fourth quarter of 2022. In parallel, we are developing an extended release formulation of dipraglurant as a novel orally available mGlu5 NAM for the treatment of blepharospasm. We expect to start an exploratory placebo-controlled Phase 2 clinical trial in blepharospasm patients using the current immediate release formulation of dipraglurant in the first half of 2021.

        Our partner, Janssen Pharmaceuticals Inc., or Janssen, has licensed worldwide rights to our second clinical program, ADX71149 -, and is responsible for development, manufacture and commercialization. Janssen has completed Phase 1 and two Phase 2 studies in schizophrenia and anxious depression, respectively. Janssen has conducted several preclinical studies in epilepsy and is planning to initiate a Phase 2a proof of concept clinical trial of ADX71149 in epilepsy patients in the second quarter of 2021. Under our agreement with Janssen, Janssen is responsible for financing the development and commercialization, if any, of ADX71149.

        Our partner, Indivior PLC, or Indivior, has licensed worldwide rights to our GABAB PAM, program and is responsible for all development, manufacture and commercialization of any selected GABAB PAM drug candidate. Under the agreement, we are responsible for executing a research program funded by Indivior to discovery novel GABAB PAM drug candidates. Indivior's primary therapeutic focus is addiction, including alcohol use disorder, and under the agreement we have the right to select certain drug candidates for future independent development in certain exclusive indications including CMT1A. We started the clinical candidate selection phase in the fourth quarter of 2020 and expect IND enabling studies to be initiated in 2022.

        In addition, we are conducting a number of early stage research programs including mGlu7 NAM, mGlu2 NAM, mGlu4 PAM and mGlu3 PAM.

        We were founded in May 2002 and completed our initial public offering of shares on the SIX Swiss Exchange in May 2007. On January 29, 2020, we listed American Depositary Shares, or ADSs, representing our shares on the Nasdaq Stock Market following the United States Securities and Exchange Commission, or SEC having declared our registration statements on Forms F-1 and F-6 effective. Our operations to date have included organizing and staffing our company, raising capital, out-licensing rights to our research stage programs including our mGlu2 PAM and GABAB PAM programs and conducting preclinical studies and clinical trials.

        To date, we have generated CHF 60.4 million of revenue from the sale of license rights and conducting funded research activities for certain of our research programs. We have historically financed our operations mainly through the sale of equity. Through December 31, 2020, we had raised an aggregate of CHF 325.4 million of gross proceeds from the sale of equity. On January 8, 2021 we issued 6,900,000 new shares of which 6,750,000 were in the form of ADSs. The gross proceeds amounted to CHF 10.1 million (USD 11.5 million).

        We have never been profitable and have incurred significant net losses in each period since our inception. Our net losses were CHF 12.9 million, CHF 14.8 million and CHF 1.6 million for years ended December 31, 2020, 2019 and 2018, respectively. As of December 31, 2020, we had accumulated losses of CHF 313.7 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We anticipate that our expenses will increase significantly in connection with our ongoing activities as we:

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

        We will need substantial additional funding to support our operating activities as we advance our research and product candidates through clinical development, seek regulatory approval and if any of our product candidates are approved, prepare for commercialization. Adequate funding may not be available to us on acceptable terms, or at all.

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

        In January 2018, under terms of the agreement, we received a non-refundable upfront fee of $5.0 million for the right to use the clinical candidate, ADX71441, including all materials and know-how related to this clinical candidate. In addition, we are eligible for payments on successful achievement of pre-specified clinical, regulatory and commercial milestones totaling $330 million, and royalties on net sales of mid-single digits to low double-digits. On February 14, 2019, Indivior terminated the development of their selected compound, ADX71441.

        Separately, Indivior funds research at Addex, based on a research plan to be mutually agreed between the parties, to discover novel GABAB PAM compounds. These future novel GABAB PAM compounds, if selected by Indivior, become licensed compounds. We agreed with Indivior to an initial research term of two years, that can be extended by twelve-month increments and a minimum annual funding of $2 million for the Addex R&D costs incurred. Following Indivior's selection of one newly identified compound, Addex has the right to also select one additional newly identified compound. Addex is responsible for the funding of all development and commercialization costs of its selected compounds and Indivior has no rights to the Addex selected compounds. The initial two-year research term was expected to run from May 2018 to April 2020. In 2019, Indivior agreed an additional research funding of $1.6 million, for the research period. On October 30, 2020, the research term was extended until June 30, 2021 and Indivior agreed an additional research funding of $2.8 million.

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

        Janssen is planning to initiate a Phase 2a proof of concept clinical trial of ADX71149 in epilepsy patients in the second quarter of 2021. We are eligible for a further €109 million in success-based development and regulatory milestones and low double digit royalties on net sales.

Components of Results of Operations

Revenue

        From the beginning of January 2017 through December 2020, we recognized CHF 12.4 million as revenue primarily under our license agreement with Indivior. We do not have approval to market or commercialize any of our product candidates, we have never generated revenue from the sale of products and we do not expect to generate any revenue from product sales for the foreseeable future. Prior to approval of a product candidate, we will seek to generate revenue from a combination of license fees, milestone payments in connection with collaborative or strategic relationships, royalties resulting from the licensing of our drug candidates and payments from sponsored research and development activities.

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

Other Income

        From the beginning of January 2017 through December 2020, we recognized CHF 1.5 million as other income including CHF 1.2 million relating to grants from The Michael J. Fox Foundation for Parkinson's Research, or MJFF, relating to certain clinical activities related to dipraglurant development in Parkinson's disease levodopa-induced dyskinesia, or PD-LID, and TrKB PAM discovery activities.

        In 2019 we received a grant from Eurostars/Innossuisse of CHF 0.4 million to support our mGlu7 NAM program. CHF 0.3 million has been recognized as income over the two year period ending December 31, 2020 and CHF 0.1 million is recorded as deferred income as of December 31, 2020.

        Grants are recognized at their fair value where there is reasonable assurance that the grant will be received and that we will comply with all associated conditions. Grants relating to costs are recognized as other income in the statement of comprehensive loss over the period necessary to match them with the costs that they are intended to compensate.

Operating Expenses

Research and Development Costs

        From the beginning of January 2017 through December 2020, we incurred CHF 30.4 million in research and development costs. They consist mainly of direct research costs, which include: costs associated with the use of contract research organizations, or CROs, and consultants hired to assist in our research and development activities, personnel costs, share-based compensation for our employees and consultants, costs related to regulatory affairs and intellectual property, as well as depreciation for assets used in research and development activities.

        We typically use our employee, consultant and infrastructure resources across our research and development programs. We track by program the directly attributable costs from CROs and consultants.

        The following table provides a breakdown of our outsourced research and development costs that are directly attributable to the specified programs for the years ended December 31, 2020, 2019 and 2018:

	For the years ended December 31,
	2020	2019	2018
	(CHF in thousands, unaudited)
Dipraglurant—PD-LID	4,871	7,177	1,405
GABAB PAM	1,372	1,516	477
Other discovery programs	739	658	486

Total outsourced research and development costs	6,982	9,351	2,368

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

  •
  uncertainty related to discovering clinical candidate;

  •
  uncertainty related to efficiently manufacturing and distributing drug products;

  •
  competitor intellectual property restraining our freedom to operate;

  •
  the number of patients and sites required for clinical trials;

  •
  the length of time required to enroll patients, run clinical trials and analyze results; and

  •
  the results of our clinical trials.

        In addition, the probability of success for any of our product candidates will depend on numerous factors, including competition, manufacturing capabilities and commercial viability. A change in the outcome of any of these variables with respect to the development of any of our product candidates would significantly change the costs, timing and viability associated with the development of that product candidate.

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

Finance Result, Net

        Finance result net, consists mainly of currency exchange differences, interest expenses relating to lease liabilities, and to the negative interest rate on Swiss franc cash deposits since January 2018, partially offset by positive interest income on USD bank deposits and short term deposits since the year ended December 31, 2019.

Taxation

        We are subject to corporate taxation in Switzerland, United States and France. We are also entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes. As of December 31, 2020, we had tax losses carried forward totaling CHF 183.4 million of which CHF 1.2 million will expire by the end of 2021. Deferred income taxes are not recognized as we do not believe it is probable that we will generate sufficient taxable profits to utilize these tax losses carried forward.

Analysis of Results of Operations

        The following table presents our consolidated results of operations for the fiscal years 2020, 2019 and 2018.

	For the years ended December 31,
	2020	2019	2018
	(CHF in thousands)
Revenue	3,613	2,763	6,044
Other Income	266	71	659
Research and development costs	(10,373)	(12,454)	(4,919)
General and administrative costs	(5,749)	(4,984)	(3,209)
Operating loss	(12,243)	(14,604)	(1,425)
Finance income	35	37	—
Finance expense	(651)	(213)	(220)

Net loss	(12,859)	(14,780)	(1,645)

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenue

        The following table sets forth our revenue in 2020 and 2019.

	For the years ended December 31,
	2020	2019
	(CHF in thousands)
Collaborative research funding	3,613	2,763

Total	3,613	2,763

        Revenue increased by CHF 0.9 million in 2020 compared to 2019 primarily due to amounts received under our license and research agreements with Indivior which are recognized as related costs are incurred.

Other Income

        The following table sets forth the other income in 2020 and 2019.

	For the years ended December 31,
	2020	2019
	(CHF in thousands)
Research grants	244	49
Other service income	22	22

Total	266	71

        Other income increased by CHF 0.2 million in 2020 compared to 2019 primarily due to amounts from our Eurostars/Innosuisse research grant award, which is being recognized in income as related costs are incurred. Other service income relates to consulting services performed by our finance and administration department.

Research and Development Expenses

        The following table sets forth our research and development expenses in 2020 and 2019.

	For the years ended December 31,
	2020	2019
	(CHF in thousands, unaudited)
Dipraglurant—PD-LID	4,871	7,177
GABAB PAM	1,372	1,516
Other discovery programs	739	658

Subtotal outsourced R&D per program	6,982	9,351

Staff costs	2,168	1,956
Depreciation and amortization	303	264
Laboratory consumables	295	230
Patent maintenance and registration costs	328	268
Short-term leases	24	27
Other operating expenses	273	358
Subtotal unallocated R&D expenses	3,391	3,103

Total	10,373	12,454

        Research and development costs decreased by CHF 2.1 million compared to 2019 primarily due to delays in starting certain clinical development activities due to the global coronavirus pandemic.

General and Administrative Costs

        The following table sets forth our general and administrative costs in 2020 and 2019.

	For the years ended December 31,
	2020	2019
	(CHF in thousands, unaudited)
Staff costs	2,229	2,333
Depreciation and amortization	76	69
Professional fees	1,399	1,932
Short-term leases	12	—
D&O Insurance	1,506	44
Other operating costs	527	606

Total	5,749	4,984

        General and administrative costs increased by CHF 0.8 million compared to 2019. The increase of CHF 1.5 million in the directors and officer's liability insurance premiums following the Company's listing on the Nasdaq Stock Market from January 29, 2020 was partially offset by a decrease of CHF 0.5 million in professional fees including lower audit fees.

Finance Result, Net

        The following table sets forth our finance result net in 2020 and 2019.

	For the years ended December 31,
	2020	2019
	(CHF in thousands)
Interest income	35	37
Interest cost	(51)	(106)
Interest expense on leases	(19)	(22)
Foreign exchange losses net	(581)	(85)

Total	(616)	(176)

        Finance result net decreased by CHF 0.4 million in 2020 compared to 2019 mainly due to currency exchange differences on U.S dollar cash deposits due to the strenghtening of the Swiss franc.

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

Research and Development Expenses

        The following table sets forth our research and development expenses in 2019 and 2018.

	For the years ended December 31,
	2019	2018
	(CHF in thousands, unaudited)
Dipraglurant—PD-LID	7,177	1,405
GABAB PAM	1,516	477
Other discovery programs	658	486

Subtotal outsourced R&D per program	9,351	2,368

Staff costs	1,956	1,307
Depreciation and amortization	264	2
Professional fees	—	505
Laboratory consumables	230	144
Patent maintenance and registration costs	268	262
Operating leases	—	134
Short-term leases	27	—
Other operating expenses	358	197

Subtotal unallocated R&D expenses	3,103	2,551

Total	12,454	4,919

        Our research and development costs increased by CHF 7.5 million in 2019 compared to 2018 primarily due to CHF 5.8 million of increased outsourced R&D expenses related to our dipraglurant PD-LID program and CHF 1.0 million related to our GABAB PAM program.

        In addition to increased directly attributable CROs and consulting costs we significantly increased our headcount in 2019 resulting in a CHF 0.6 million increase in staff costs.

        The increase in depreciation and amortization relates to the recognition of the right-of-use assets of long-term operating leases in accordance with IFRS 16 effective from January 1, 2019.

General and Administrative Costs

        The following table sets forth our general and administrative costs in 2019 and 2018.

	For the years ended December 31,
	2019	2018
	(CHF in thousands, unaudited)
Staff costs	2,333	918
Depreciation and amortization	69	1
Professional fees	1,932	1,809
Operating leases	—	45
D&O insurance	44	19
Other operating costs	606	417

Total	4,984	3,209

        General and administrative costs increased by CHF 1.8 million in 2019 compared to 2018 primarily due to the increase of headcount and costs related to preparing the listing of ADSs on the Nasdaq Stock Market.

        The increase in depreciation and amortization relates to the recognition of the right-of-use assets of long-term operating leases in accordance with IFRS 16 effective from January 1, 2019.

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

Liquidity and Capital Resources

        Since our inception through December 31, 2020, we have generated CHF 60.4 million of revenue and have incurred net losses and negative cash flows from our operations. We have funded our operations primarily through the sale of equity. From inception through December 31, 2020, we raised an aggregate of CHF 325.4 million of gross proceeds from the sale of equity. As at December, 31, 2020, we had CHF 18.7 million in cash and cash equivalents. On January 8, 2021 we issued 6,900,000 new shares of which 6,750,000 were in the form of ADSs. The gross proceeds amount to CHF 10.1 million (USD 11.5 million).

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

        We expect our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements through at least the second quarter 2022. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

  •
  the scope, progress, results and costs of our ongoing and planned preclinical studies and clinical trials for dipraglurant PD-LID and blepharospasm programs;

  •
  the timing and amount of milestone and royalty payments we may receive under our license agreements;

  •
  the extent to which we in-license or acquire other product candidates and technologies;

  •
  the number and development requirements of other product candidates that we may pursue;

  •
  the costs, timing and outcome of regulatory review of our product candidates;

  •
  the duration and severity of the COVID-19 pandemic;

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

        The following table shows a summary of our cash flows for the years indicated:

	For the years ended December 31,
	2020	2019	2018
	(CHF in thousands)
Cash and cash equivalents at the beginning of the year	31,537	41,670	2,579
Net cash flows from / (used in) operating activities	(12,180)	(9,482)	1,752
Net cash flows used in investing activities	(59)	(43)	(57)
Net cash flows from / (used in) financing activities	46	(464)	37,385

Increase/(Decrease) in cash and cash equivalents.	(12,193)	(9,989)	39,080

Effect of the exchange rates	(649)	(144)	11

Cash and cash equivalents at end of year	18,695	31,537	41,670

Operating Activities

        Net cash flows from or used in operating activities consist of the net loss adjusted for changes in working capital (current assets and current liabilities), and for non-cash items such as depreciation and the value of share-based services.

        During the year ended December 31, 2020, operating activities used CHF 12.2 million of cash primarily due to our net loss of CHF 12.9 million adjusted for CHF 0.7 million of finance costs and the net effect of reduced working capital of CHF 1.5 million off-set by CHF 1.5 million of non cash items mainly related to the value of the share-based service and depreciation of the right-of-use assets of leases. Changes in working capital mainly relate to a decrease payables and accruals that is primarily due to delays in starting certain clinical development activities due to the global coronavirus pandemic.

        During the year ended December 31, 2019, operating activities used CHF 9.5 million of cash primarily due to our net loss of CHF 14.8 million adjusted for changes in net working capital of CHF 2.9 million and non-cash items of CHF 2.1 million. Non-cash items relate mainly to the value of share-based services and the depreciation of the right-of-use assets of leases. Changes in working capital mainly relate to an increases of CHF 1.1 million and CHF 0.9 million in payables and accruals, respectively that are primarily related to our dipraglurant PD-LID program and professional service fees related to our recent listing of ADSs on the Nasdaq stock market, as well as CHF 0.7 million of increased contract liabilities related to our funded research contract with Indivior.

        During the year ended December 31, 2018, operating activities generated positive cash flows of CHF 1.8 million primarily due to the revenue of CHF 6.0 million from the licensing and research agreement with Indivior that limited the consolidated net loss to CHF 1.6 million and non-cash items of CHF 2.3 million primarily consisting of the value of share-based services. Changes in net working capital of CHF 1.0 million primarily include a CHF 1.1 million increase in payables and accruals related to dipraglurant manufacturing and PD-LID clinical trial preparation costs off-set by a decrease of CHF 0.4 million in deferred income, primarily related to the recognition of research grants from MJFF.

Investing Activities

        Net cash used in investing activities consist primarily of investments in computer and laboratory equipment, security rental deposits related to laboratory and office space.

        During the year ended December 31, 2020, net cash used in investing activities was close to nil, primarily related to investments in laboratory equipment and to a lesser extent computer and softwares.

        During the year ended December 31, 2019, net cash used in investing activities was close to nil, primarily related to investments in security rental deposits for our US office and to a lesser extent computer and laboratory equipment.

        During the year ended December 31, 2018, net cash used in investing activities was close to nil, primarily related to investments in security rental deposits related to laboratory and office space, and to a lesser extent computer and laboratory equipment.

Financing Activities

        Net cash flows from financing activities consists of proceeds from the sale of equity securities, whilst net cash flows used in financing activities primarily relates to the principal element of lease payments under IFRS 16, interest expenses on Swiss francs cash deposits and capital increase costs.

        During the year ended December 31, 2020, net cash flows from financing activities was close to nil. The sale of treasury shares of CHF 0.7 million has been off-set by the principal of lease payments for

CHF 0.4 million and capital increase costs of CHF 0.4 million that mainly relate to costs of preparing for the capital increase that was executed on January 8, 2021.

        During the year ended December 31, 2019, net cash flows used in financing activities primarily related to the principal element of lease payments and associated interest expense resulting from the adoption of IFRS 16, effective from January 1, 2019.

        During the year ended December 31, 2018, net cash from financing activities primarily related to proceeds from the sale of equity securities.

Lease liabilities and commitments

        The maturities for lease payments in relation to operating lease under IFRS 16 as of December 31, 2020 are as follows:

At December, 31 2020	Less than 1 Year	1 to 5 Years	More than 5 Years	Total cash out flows	Carrying amount liabilities
	(CHF in thousands)
Lease Liabilities	332	270	—	602	567

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

Off-Balance Sheet Arrangements

        As of the date of the discussion and analysis and during the period presented, we did not have, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the U.S. Securities and Exchange Commission.

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

        While our significant accounting policies are described in more detail in Note 4 to our audited consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F, we believe the following accounting policies to be most critical to understanding our historical financial performance as they relate to the more significant areas involving management's judgments and estimates.

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

        The fair value at the grant date of the equity incentive units is determined using either an option pricing method that uses a Black-Scholes model or a binomial valuation model. In establishing these models, a number of assumptions are made by management. The fair value per share for our shares is the closing price of our shares as reported by the SIX Swiss Exchange on the applicable grant date. A number of assumptions on the volatility of the underlying shares and on the risk free rate are made in these models.

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

        As of December 31, 2020, we had CHF 18.7 million of cash and cash equivalents and we had no debt.On January 8, 2021 we raised CHF 10.1 million (USD 11.5 million) through the issuance of 6,900,000 new shares of which 6,750,000 were in the form of ADSs.

JOBS Act Transition Period

        Subject to certain conditions, as an emerging growth company, we may rely on certain of these exemptions under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, including without limitation, (1) providing an auditor's attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (2) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) December 31, 2025, (b) in which we have total annual gross revenues of at least $1.07 billion or (c) in which we are deemed to be a "large accelerated filer" under the rules of the U.S. Securities and Exchange Commission, which means the market value of our common shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Item 6.    Directors, Senior Management and Employees.

A.    Directors and Senior Management.

        The following table sets forth information regarding our executive officers and directors, including their ages, as of December 31, 2020. Our directors are appointed for one-year terms, which expire on the occasion of each annual general meeting. Accordingly, the terms of the directors set forth below will expire on the date of our 2021 annual general meeting of shareholders.

Name	Age	Position(s)
Executive Officers:
Tim Dyer	52	Chief Executive Officer and Director
Roger Mills	63	Chief Medical Officer and Director
Robert Lütjens	52	Head of Discovery—Biology
Jean-Philippe Rocher	61	Head of Discovery—Chemistry
Lénaic Teyssédou(3)	35	Head of Finance
Non-Employee Directors:
Vincent Lawton(1)(2)	71	Chairman
Raymond Hill(1)	75	Director
Isaac Manke(2)	43	Director
Jake Nunn(2)	50	Director

(1)
Member of the Compensation Committee

(2)
Member of the Audit Committee

(3)
Mr. Teyssédou is not a member of the Executive Management

Executive Officers

        Tim Dyer, Co-Founder, Director and Chief Executive Officer:    Since co-founding Addex in 2002, Mr. Dyer has played a pivotal role in building the Addex Group, raising significant capital, including Addex IPO and negotiating licensing agreements with pharmaceutical industry partners. Prior to founding Addex, he spent 10 years with Price Waterhouse, or PW, and PricewaterhouseCoopers, or PwC, in the UK and Switzerland as part of the audit and business advisory group. At PwC in Switzerland, Mr. Dyer's responsibilities included managing the service delivery to a diverse portfolio of clients including high growth start-up companies, international financial institutions and venture capital and investment companies. Mr. Dyer has extensive experience in finance, corporate development, business operations and the building of start-up companies. He is a UK Chartered Accountant and holds a BSc (Hons) in Biochemistry and Pharmacology from the University of Southampton, UK.

        Roger Mills, Director and Chief Medical Officer:    Dr. Mills brings more than 30 years of biopharmaceutical industry experience at both large global pharmaceutical companies and smaller biotechnology companies, including Acadia Pharmaceuticals, Pfizer, Gilead Sciences, Abbott Laboratories and The Wellcome Foundation, across a spectrum of disease areas. His extensive track record includes managing drug development programs, including IND's and NDAs as well as post-marketing and OTC products. Most recently, Dr. Mills was with Acadia Pharmaceuticals for nine years, serving as Executive Vice President, Development and Chief Medical Officer. In this role, he oversaw the largest ever international Phase 3 program in Parkinson's Disease Psychosis, and led its NDA submission to the US Food and Drug Administration (FDA) for NUPLAZID, which was subsequently approved and remains the first and only medication approved in this indication. Dr. Mills currently serves as a Visiting Professor at the Centre for Age Related Diseases, Institute of Psychiatry, Psychology and Neuroscience, King's College London, and is an Honorary Professor at the University of Exeter, United Kingdom. He received his medical degree from Imperial College, Charing Cross Hospital Medical School, London, United Kingdom.

        Robert Lütjens, Head of Discovery—Biology:    Dr. Lütjens is responsible for all biology activities and has extensive experience in drug discovery. He established the biology capabilities and built the Company's small molecule allosteric modulator biology platform. He played a pivotal role in the success of both internal and partnered programs, including the discovery of dipraglurant and ADX71149, both of which progressed into Phase 2 clinical development. Prior to joining Addex at inception in 2002, Dr. Lütjens completed a postdoctoral fellowship in the Department of Neuropharmacology at the Scripps Research Institute, in La Jolla, CA, where he focused on understanding molecular changes involved in addiction disorders. Dr. Lütjens obtained his degrees in Biology from the University of Geneva, his master's at the Swiss Institute for Experimental Cancer Research and his Ph.D. thesis at the Glaxo Institute for Molecular Biology in Geneva and the Institute for Cellular Biology and Morphology in Lausanne. Dr. Lütjens is co-author of over 30 peer-reviewed publications and patents.

        Jean-Philippe Rocher, Head of Discovery—Chemistry:    Dr. Rocher is responsible for all chemistry activities and has extensive experience in drug discovery. He returns to Addex from Pierre Fabre where he was Director of CNS Programs from March 2014 to May 2018. Joining Addex at its inception in 2002, Dr. Rocher established the Company's chemistry capabilities and built its small molecule allosteric modulator chemistry platform. He played a pivotal role in the success of both internal and partnered programs, including the discovery of dipraglurant and ADX71149, both of which progressed into Phase 2 clinical development. Prior to joining Addex, Dr. Rocher was Director of Chemistry at Devgen NV (Gent, Belgium), Senior Research Scientist for GlaxoSmithKline KK (Tsukuba, Japan), Scientific Project Leader in CNS at Mitsubishi Tanabe (Yokohama, Japan) and Head of Drug Discovery Unit for Battelle (Geneva, Switzerland). He started his career as a Research Scientist in the Dermatology Research Center of Galderma (Sophia-Antipolis, France) following a PhD in Medicinal Chemistry and Pharm D at the Faculty of Pharmacy of Lyon (France). He is a co-author of more than 40 research publications and patents.

        Lénaic Teyssédou, Head of Finance:    Mr. Teyssédou has served as our Head of Finance since June 2017 and is responsible for finances and administration at Addex. Prior to joining the Company, Mr. Teyssédou worked for four years in the transaction support department of French audit company, where he was responsible for the acquisition due diligence of various clients, including major financial institutions. Mr. Teyssédou is a French Chartered Accountant and holds two Master degrees in Finance and Management from EM Strasbourg Business School, France.

Non-Employee Directors

        Vincent Lawton, Chairman of the Board of Directors:    Dr. Lawton was Vice President Merck Europe and Managing Director of MSD UK until he stepped down in 2006, after 26 years' service internationally for Merck & Co Inc. He was appointed CBE (Commander of the British Empire) by the Queen of England for services to the Pharmaceutical Industry. During his tenure, MSD UK achieved sustained commercial success, launching many new medicines to the market in a wide range of therapeutic areas, becoming the fastest growing company in the market over a number of years. He worked in commercial, research and senior management roles in France, the US and Canada, Spain and throughout Europe. As President of the UK Industry Association, the ABPI, he negotiated industry pricing, worked with Government bodies to help establish the UK globally as a leading center of clinical research. He served on the board of the UK regulatory authority (MHRA) from 2008 to 2015. He is a Senior Strategy Advisor for Imperial College Department of Medicine, University of London and serves as a consultant to a number of leading healthcare organizations. He studied Psychology at the University of London and holds an undergraduate degree and PhD.

        Raymond Hill, Director:    Dr. Hill was previously a member of the Board of Directors from the Annual General Meetings of 2008 until 2012. Currently Visiting Professor of Pharmacology at Imperial College in London, and Non-Executive Director of Avilex (Denmark), Asceneuron (Switzerland) and was NED of Orexo AB (Sweden) from 2008 to 2019. Prior to his retirement, he was Executive Director, Licensing and External Research at Merck/MSD in Europe (2002 - 2008); Executive Director, Pharmacology (1990-2002) at the Merck Neuroscience Research Centre and had oversight responsibility for Neuroscience research at the Banyu Research Labs in Tsukuba, Japan (1997-2002). At Merck, he chaired a number of discovery project teams including those responsible for the marketed products Maxalt® and Emend®. Dr. Hill received his academic training (BPharm PhD) at the University of London. He was awarded an Honorary DSc by the University of Bradford in 2004 and was elected to Fellowship of the Academy of Medical Sciences in 2005. He was a lecturer in Pharmacology at the University of Bristol School of Medicine from 1974 to 1983 and supervisor in Pharmacology at Downing College, University of Cambridge from 1983 to 1988. He joined the pharmaceutical industry in 1983 as Head of Biology and founder member of the Park Davis Research Unit at Cambridge. In 1988, he joined SK&F (United Kingdom) as Group Director of Pharmacology and in 1990 moved to Merck. He is a past Council Member of the UK Academy of Medical Sciences and President Emeritus of the British Pharmacological Society. He is a Visiting Professor at the University of Bristol and was a member of the UK Government Advisory Council on the Misuse of Drugs from 2010 to 2019. He continues to serve on the ACMD Working Group on the Medicinal Uses of Cannabis and is a member of the drug misuse WG of Royal Pharmaceutical Society Science Committee.

        Isaac Manke, Director:    Dr. Manke has more than 15 years of experience in the life science industry as an investor, research analyst, consultant and scientist. Isaac is currently a Partner at Acorn Bioventures, where he focuses on investing in small-cap public and private biotechnology companies. Prior to Acorn, Isaac spent 11 years at New Leaf Venture Partners (NLV). In addition to private venture investments, during his time at NLV, he also led the firm's public investment activities initially with the public portfolio within NLV-II, and from 2014 through 2019, had day-to-day management and oversight responsibility for the NLV Biopharma Opportunities Funds. Isaac has been a board member or observer for several companies, including the boards of True North Therapeutics (acquired by Bioverativ) and Karos Pharmaceuticals (acquired by an undisclosed company). Previously, Isaac was an Associate in the Global Biotechnology Equity Research group at Sanford C. Bernstein. Isaac was also an Associate in the Biotechnology Equity Research group at Deutsche Bank and was a Senior Analyst at Health Advances, a biopharmaceutical and medical device strategy consulting firm. Isaac received a B.A. in Biology and a B.A. in Chemistry at Minnesota State University (Moorhead), and a Ph.D. in Biophysical Chemistry and Molecular Structure at the Massachusetts Institute of Technology, or MIT. Isaac's discoveries led to several publications in top journals, including Science and Cell, and were selected by Science as one of the "2003: Signaling Breakthroughs of the Year". These discoveries also resulted in four issued patents.

        Jake Nunn, Director:    Mr. Nunn has more than 25 years of experience in the life science industry as an investor, independent director, research analyst and investment banker. He is currently a venture advisor at New Enterprise Associates, or NEA, where he was a partner from 2006 to 2018, focusing on later-stage specialty pharmaceuticals, biotechnology and medical device investments and managing a number of NEA's public investments in healthcare. Mr. Nunn is a Director of Oventus Medical Ltd.

(ASX: OVN), Regulus Therapeutics (Nasdaq: RGLS) and Trevena, Inc. (Nasdaq: TRVN). He previously was a Director of Dermira Inc. (acquired by Eli Lilly), Hyperion Therapeutics (acquired by Horizon Pharma PLC), TriVascular (acquired by Endologix), Aciex Therapeutics (acquired by Nicox SA), Transcept Pharmaceuticals (merged with Paratek) and a board observer at Vertiflex, Inc. (acquired by Boston Scientific). Prior to NEA, Mr. Nunn worked at MPM Capital as a Partner with the MPM BioEquities Fund, where he specialized in public, PIPE and mezzanine-stage life sciences investing. Previously, he was a healthcare research analyst and portfolio manager at Franklin Templeton Investments. Mr. Nunn was also an investment banker with Alex. Brown & Sons. He received an MBA from the Stanford Graduate School of Business and an AB in Economics from Dartmouth College. Mr. Nunn holds the Chartered Financial Analyst designation, is a member of the CFA Society of San Francisco, and recently completed the Stanford GSB Directors' Consortium executive education program.

Family Relationships

        There are no family relationships among any of our executive officers or directors.

B.    Compensation. Compensation of Executive Officers and Directors

Board of Directors

        The compensation of the member of the Board consists of fixed and variable elements. The fixed element comprises a fixed annual monetary compensation per board term from one general meeting of shareholders to the next. The variable element comprises a monetary compensation based on board meeting attendance and equity incentive units (share options and equity sharing certificates). Our social security contributions are accrued on the fixed and variable elements. Board member social security contributions are accrued on the fair value of equity incentive units. Equity incentive units are granted based on the discretion of the Board. In addition, we reimburse members of the Board for out-of-pocket expenses incurred in relation to their services on an on-going basis upon presentation of the corresponding receipts. The most recent review of compensation for members of the Board took place in March 2020.

Executive Management

        The compensation of members of the Executive Management consists of fixed and variable elements. The fixed element may include a base salary or a cash retainer paid under a consulting contract. The variable element may include performance-related cash or share based bonuses, consulting fees based on chargeable hours and equity incentive units (equity sharing certificates and share options). Company contributions to pension plans, death and invalidity insurances and social security contributions are accrued on all fixed and variable element compensation that relates to an employment relationship. Company social security contributions are accrued for all shares or equity incentive unit compensation. The amount of the fixed element depends on the position, responsibilities, experience and skills, and takes into account individual performance. The fixed element is reviewed at the end of each year by the Board. Any changes in the fixed elements are made effective in January of the following year. The variable elements are based on individual and company performance. The potential variable cash bonus is determined in the employment contract and in general is a percentage of the base salary. Where the Executive Manager has been engaged under a consulting contract, the variable element is based on the time spent at the contractually defined rate of remuneration. At the beginning of each year the Board decides, on the total amount of variable elements including the amount of cash and equity incentive units to be granted for the previous year based on the achievement of Company goals. Equity incentive units are granted based on the discretion of the Board. Variable cash compensation paid to Executive Managers in 2020 includes bonus and consulting fees.

Equity Incentive Plans

        The purpose of our share purchase, share option and equity sharing certificate programs (refer to note 14 of the audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F) is to provide members of the Board, Executive Management, employees and certain consultants with an opportunity to benefit from the potential appreciation in the value of our shares, thus providing an increased incentive for participants to contribute to our future success and prosperity, enhancing the value of the shares for the benefit of our shareholders and increasing our ability to attract and retain individuals of exceptional skill. In addition, these plans provide us with a mechanism to engage services for non-cash consideration. The grant of any share option or equity sharing certificate is at the discretion of the Board. Key factors considered by the Board in making grants of share options or equity sharing certificates are the amount of shareholder approved conditional capital, the benchmarking with other companies as well as individual performance. The strike price is determined by the Board and is primarily based on the closing price of our shares on the SIX Swiss Exchange on the grant date. The transfer of treasury shares under the share purchase plan to settle consulting services are based on predefined terms of the consulting contract.

Indirect benefits

        We may contribute to the pension plan and maintain certain insurance for death and invalidity for the members of the Executive Management. New entrants may be eligible for reimbursement of relocation costs, compensation for lost benefits or stock granted by a previous employer, international school for children or language courses for a limited time period. No Indirect benefits have been paid to Executive Management in 2020. We have not granted any loans, credits or guarantees to members of the Board or of the Executive Management in 2020.

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

Compensation of the Board of Directors in 2020

		Variable compensation (Value in CHF)
2020	Fixed cash compensation	cash attendance	number of equity incentive units	value of equity incentive units	Total 2020
Vincent Lawton	26,590	26,590	70,000	32,814	85,994
Raymond Hill	15,954	15,954	40,000	18,751	50,659
Tim Dyer	—	—	—	—	—
Roger Mills	—	—	—	—	—
Jake Nunn	13,295	13,295	30,000	14,063	40,653
Isaac Manke	13,295	13,295	30,000	14,063	40,653

Total	69,134	69,134	170,000	79,691	217,959

Compensation to the Executive Management in 2020

		Variable compensation (Value in CHF)
2020	Fixed cash compensation	Cash(3)	number of equity incentive units(2)	value or shares(2)	Total 2020
Total Executive Management(1)	966,148	368,020	1,007,862	664,928	1,999,096

(1)
The highest paid member of Executive Management in 2020 was the CEO, Tim Dyer, who received CHF 454,442 of fixed cash compensation, CHF 121,611 of variable cash compensation and 698,011 equity incentive units. The value of equity incentive units including accrued social charges amounted to CHF 341,087.

(2)
Equity incentive units include shares awarded for consulting services under the share purchase plan and share options granted under our share option plan.

(3)
Executive managers have been engaged under consulting contracts which include hourly and daily rates with a monthly cap.

C.    Board Practices.

Composition of Our Board of Directors

        Our board of directors is currently composed of six members. As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. However, our board of directors has determined that Vincent Lawton, Jake Nunn and Isaac Manke do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is "independent" as that term is defined under Nasdaq rules. There are no family relationships among any of our directors or senior management.

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

D.    Employees.

        We had 27 full-time employees and consultants as of December 31, 2020. None of our employees are represented by any collective bargaining unit. We believe that we maintain good relations with our employees.

E.    Share Ownership.

        For information regarding the share ownership of our directors and executive officers, see "Item 6.B—Compensation" and "Item 7.A—Major Shareholders."

Item 7.    Major Shareholders and Related Party Transactions

A.    Major shareholders.

        The following table sets forth information with respect to the beneficial ownership of our shares as of January 31, 2021 by:

  •
  each beneficial owner of 5% or more of our outstanding shares;

  •
  each of our directors and executive officers; and

  •
  all of our directors and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares that can be acquired within 60 days of January 31, 2021. Percentage ownership calculations are based on 34,052,708 shares issued and outstanding, excluding 5,695,927 treasury shares indirectly held through our wholly-owned subsidiary Addex Pharma SA, as of January 31, 2021, plus consistent with SEC rules on disclosure of beneficial ownership, shares that each security holder has the ability to acquire within 60 days of January 31, 2021, due to outstanding equity interests becoming vested or exercisable. The percentage of shares beneficially owned, shown on the table, reflect these incremental shares that a security holder has the ability to acquire within the time frame noted.

        Except as otherwise indicated in the table below, addresses of the directors and executive officers are c/o Addex Therapeutics Ltd, Chemin des Mines 9, 1202 Geneva, Switzerland.

	Number of shares beneficially owned	Percentage of shares beneficially owned
5% or Greater Shareholders:
Growth Equity Opportunities Fund IV, LLC(1)	7,704,600	21.3%
New Leaf Biopharma Opportunities I, L.P.(2)	2,616,293	7.5%
CDK Associates, LLC(3)	2,316,293	6.7%
Credit Suisse Funds AG(4)	1,874,245	5.4%
Executive Officers and Directors:
Tim Dyer(5)	3,094,878	8.4%
Roger Mills(6)	531,005	1.6%
Vincent Lawton(7)	476,049	1.4%
Robert Lütjens(8)	414,708	1.2%
Raymond Hill	*	*
Isaac Manke	*	*
Jake Nunn	*	*
Jean-Philippe Rocher	*	*
Lénaïc Teyssédou	*	*
All current directors and executive officers as a group (9 persons)	5,040,602	14.1%

*
Represents beneficial ownership of less than one percent.

(1)
Consist of 5,648,690 shares and 2,055,910 shares issuable upon exercise of outstanding warrants directly held by Growth Equity Opportunities Fund IV LLC ("GEO IV") that is wholly owned by New Enterprise Associates 15, L.P ("NEA 15"). The shares directly held by GEO IV are indirectly held by NEA 15, whose general partner is NEA Partners 15, L.P ("NEA Partners 15"). The general partner of NEA Partners 15 is NEA 15 GP, LLC ("NEA 15 LLC"). The individual Managers of NEA 15 LLC, or collectively, the NEA 15 Managers are Forest Baskett, Anthony A.

  Florence Jr., Joshua Makower, Mohamad Makhzoumi, Scott D.Sandell and Peter W.Sonsini. GEO IV, NEA 15, NEA Partners 15, NEA 15 LLC and the NEA 15 Managers share voting and dispositive power with regard to our securities held directly by GEO IV. The address of Growth Equity Opportunities Fund IV LLC is c/o New Enterprise Associates , Inc., 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.

(2)
Consist of 1,897,444 shares and 718,849 shares issuable upon exercise of outstanding warrants directly held by New Leaf Biopharma Opportunities I, L.P and indirectly held by New Leaf Venture Management III LLC. The individual Managers of New Leaf Venture Management III LLC are Ronald Hunt and Vijay Lathi. The address of New Leaf Biopharma Opportunities I, L.P is c/o Corporation Trust Company/Center, 1209 Orange Street, Wilmington, DE 19801.

(3)
Consist of 1,597,444 shares and 718,849 shares issuable upon exercise of outstanding warrants directly held by CDK Associates LLC and indirectly held by Bruce Kovner who can exercise the voting rights and investment control at his own discretion. The address of CDK Associates LLC is Princeton, New Jersey 08540.

(4)
Consist of 1,199,245 shares and 675,000 shares issuable upon the exercise of warrants indirectly held by Credit Suisse Funds AG with voting power whilst Credit Suisse Asset Management AG, has investing power. The collective investment scheme CS (CH) Small Cap Switzerland directly holds 846,409 shares and 675,000 shares issuable upon exercise of warrants. The individual Managers of Credit Suisse Funds AG and Credit Suisse Asset Management AG are Simon Götschmann, Thomas Schärer, Emil Stark and Gabriele Wyss. The address of Credit Suisse Funds AG is Kalandergasse 4, 8045 Zurich, Switzerland.

(5)
Consist of 435,192 shares and 2,659,686 shares issuable upon the exercise of 2,645,310 outstanding options and 14,376 outstanding warrants

(6)
Consist of 198,504 shares issuable upon the exercise of outstanding options directly held by Roger Mills and 332,501 shares directly held by Vincere Consulting LLC owned by Roger Mills and Linda Marontate Robertson.

(7)
Consist of 500 shares and 476,049 shares issuable upon the exercise of outstanding options.

(8)
Consist of 414,708 shares issuable upon the exercise of outstanding options.

B.    Related Party Transactions.

        Since January 1, 2018, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as our related-parties.

January 8, 2021 offering

        On January 8, 2021, we issued an aggregate of 6,900,000 new shares, of which 6,750,000 are in a form of American Depositary Shares listed on the Nasdaq Stock Market. We plan to utilize the net proceeds primarily to advance our drug development programs and for general corporate purposes. The table below summarizes the issuance of such shares and warrants that were issued to members of our board of directors, our executive officers or holders of more than 5% of our shares.

ADSs purchased(1)
5% or Greater Shareholders
Growth Equity Opportunities Fund IV, LLC(2)	180,000
New Leaf Biopharma Opportunities I, L.P.(3)	50,000

(1)
Each ADS represents six shares.

(2)
Growth Equity Opportunities Fund IV, wholly owned by New Enterprise Associate LP, is a holder of more than 5% of our shares and has appointed Jake Nunn as Board Member

(3)
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

Director and Executive Officer Compensation

        See "Item 6.B—Compensation of Directors and Executive Officers" for information regarding compensation of directors and executive officers.

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

        Under Swiss law, any dividend must be proposed by our board of directors and approved by a shareholders' meeting. In addition, our auditors must confirm that the dividend proposal of our board of directors conforms to Swiss statutory law and our articles of association. A Swiss corporation may pay dividends only if it has sufficient distributable profits brought forward from the previous business years ("Gewinnvortrag") or if it has distributable reserves ("frei verfügbare Reserven"), each as evidenced by its audited standalone statutory balance sheet prepared pursuant to Swiss law and after allocations to reserves required by Swiss law and its articles of association have been deducted. Distributable reserves are generally booked either as "free reserves" ("freie Reserven") or as "reserve from capital contributions" ("Reserven aus Kapitaleinlagen"). Distributions out of issued share capital, which is the aggregate nominal value of a corporation's issued shares, may be made only by way of a share capital reduction. See Exhibit 2.4 "Description of Ordinary Shares".

B.    Significant Changes.

        On January 8, 2021, we issued out of authorized capital 6,900,000 new registered shares with a nominal value of CHF1 each at an issue price of CHF1.46367. Of these new shares, 6,750,000 are in the form of American Depositary Shares or ADSs listed on the Nasdaq Stock Market. The gross proceeds amount to CHF 10.1 million (USD 11.5 million). Reference is made to Note 25 to the consolidated financial statements of our financial statements included elsewhere in this Annual Report on Form 20-F.

Item 9.    The Offer and Listing.

A.    Offer and Listing Details.

        Our shares have been listed on Nasdaq Capital Market, or Nasdaq, under the symbol "ADXN" since January 29, 2020 and on the SIX Swiss Exchange, or SIX, under the symbol "ADXN" since May 22, 2007.

B.    Plan of Distribution.,

        Not applicable.

C.    Markets.

        Our shares have been listed on Nasdaq Capital Market, or Nasdaq, under the symbol "ADXN" since January 29, 2020 and on the SIX Swiss Exchange, or SIX, under the symbol "ADXN" since January 29, 2020. Prior to May 22, 2007 , there was no public trading market for shares.

D.    Selling Shareholders.

        Not applicable.

E.    Dilution.

        Not applicable.

F.     Expenses of the Issue.

        Not applicable.

Item 10.    Additional Information.

A.    Share Capital.

        Not applicable.

B.    Memorandum and Articles of Association.

        See the information set forth in Exhibit 2.4 "Description of Ordinary Shares," which is incorporated herein by reference.

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

        Under terms of the agreement, we received a non-refundable upfront fee of $5.0 million for the right to use the clinical candidate, ADX71441, including all materials and know-how related to this clinical candidate. In addition, we are eligible for payments on successful achievement of pre-specified clinical, regulatory and commercial milestones totaling $330 million. In addition, we are eligible for a royalty in the low double didgits on net sales of applicable products on a country-by country-basis. The term of the royalty for each licensed product in any particular country commences on such product's launch and ends on the latest of ten year anniversary of launch, expiration of certain applicable patent rights, and expiration of certain applicable marketing or data exclusivity periods. On February 14, 2019, Indivior terminated the development of their selected compound, ADX71441.

        Separately, Indivior funds research at Addex, based on a research plan to be mutually agreed between the parties, to discover novel GABAB PAM compounds. These future novel GABAB PAM compounds, if selected by Indivior, become licensed compounds. We agreed with Indivior to an initial research term and duration of two years, that can be extended by twelve-month increments and a minimum annual funding of $2 million for the Addex R&D costs incurred. Following Indivior's selection of one newly identified compound, Addex has the right to also select one additional newly identified compound. Addex is responsible for the funding of all development and commercialization costs of its selected compounds and Indivior has no rights to the Addex selected compounds. The initial two-year research term was expected to run from May 2018 to April 2020. In 2019, Indivior agreed an additional research funding of $1.6 million, for the research period. On October 30, 2020, the research term was extended until June 30, 2021 and Indivior agreed an additional research funding of $2.8 million.

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

        Under the terms of the Janssen agreement, we received an upfront fee of CHF 4.6 million and research funding of CHF 6.4 million during the research period, which ran from 2005 to 2007. In addition, we are eligible for payments on successful achievement of pre-specified clinical and regulatory milestones. We are also eligible for a royalty in the low double-didgits on net sales of applicable products on a country-by country-basis and on a product by product basis, for a period commencing on the date of first sale and ending upon the latest of the expiration of twelve years from the date of first sale of a product in a given country or the last to expire of our patents containing a claim covering composition of compound comprised in a product sold by Janssen, its affiliates or sublicensees in such country. We received a CHF 1.5 million milestone payment in relation to the entry of ADX71149 into Phase 1 in July 2009 and a CHF 2.6 million milestone payment in relation to the entry of ADX71149 into Phase 2 in June 2011. We are eligible for a further €109 million in success-based development and regulatory milestones and low double digit royalties on net sales.

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

        For additional information on our material contracts, please see "Item 4. Information on the Company," "Item 6. Directors, Senior Management and Employees," and "Item 7.B. Related Party Transactions" of this Annual Report on 20-F.

D.    Exchange Controls.

        There are no Swiss governmental laws, decrees or regulations that restrict, in a manner material to us, the export or import of capital, including any foreign exchange controls, or that generally affect the remittance of dividends or other payments to non-residents or non-citizens of Switzerland who hold our shares.

E.    Taxation.

Material U.S. Federal Income Tax Considerations for U.S. Holders

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

        The discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury Regulations, and the Convention between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income, signed on October 2, 1996, as amended and currently in force, or the U.S.-Swiss Tax Treaty, in each case, as in effect and available on the date hereof. All of the foregoing are subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our shares or ADSs representing our shares or that such a position would not be sustained by a court. We have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax considerations in the purchase, ownership or disposition of our shares or ADSs representing our shares. Accordingly, holders should consult their own tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of our shares or ADSs representing our shares in their particular circumstances.

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

Passive Foreign Investment Company Rules

        Based on our analysis of our income, assets, activities and market capitalization for our taxable year ended December 31, 2020, we believe that we may have been classified as a PFIC for our taxable year ended December 31, 2020. The application of the PFIC rules is subject to uncertainty in several respects, and therefore, no assurances can be provided with respect to our PFIC status for our taxable year ended December 31, 2020 or with regard to our PFIC status in any past, current or future taxable year.

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

        A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules with respect to the income and assets of its subsidiaries, either:

  •
  at least 75% of its gross income is "passive income"; or

  •
  at least 50% of its gross assets (determined on the basis of a quarterly weighted average) is attributable to assets that produce "passive income" or are held for the production of "passive income."

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

        A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change from year to year. The total value of our assets for purposes of the asset test generally will be calculated using the market price of our shares or ADSs representing our shares, which may fluctuate considerably. Fluctuations in the market price of the shares or ADSs representing our shares may result in our being a PFIC for any taxable year. Because of the uncertainties involved in establishing our PFIC status, our United States tax counsel expresses no opinion regarding our PFIC status for our taxable year ended December 31, 2020 or any future taxable year.

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

        U.S. Holders can avoid the interest charge on excess distributions or gain relating to our shares or ADSs representing our shares by making a mark-to-market election with respect to the shares or ADSs representing our shares, provided that the shares or ADSs representing our shares are "marketable." Shares or ADSs representing our shares will be marketable if they are "regularly traded" on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, the shares or ADSs representing our shares will be considered regularly traded during any calendar year during which they are traded on, other than in de minimis quantities, at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Our ADSs representing our shares are listed on Nasdaq, which is a qualified exchange for these purposes. Consequently, if our ADSs representing our shares remain listed on Nasdaq and are regularly traded, and you are a U.S. Holder of ADSs representing our shares, we expect the mark-to-market election would be available to you if we are a PFIC. Each U.S. Holder should consult its tax advisor as to the whether a mark-to-market election is available or advisable with respect to the shares or ADSs representing our shares. It should be noted that only our ADSs representing our shares and not our shares are listed on Nasdaq. Consequently, our shares may not be marketable if SIX Swiss Exchange (where our shares are listed) does not meet the applicable requirements. U.S. Holders should consult their tax advisors regarding the availability of the mark-to-market election for shares that are not represented by ADSs.

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

        Alternatively, a U.S. Holder can make an election, if we provide the necessary information, to treat us and each lower-tier PFIC as a qualified electing fund, or a QEF Election, in the first taxable year we (and our relevant subsidiaries) are treated as a PFIC with respect to the U.S. Holder. If such election remains in place while we and any lower-tier PFIC subsidiaries are PFICs, we and our subsidiaries will not be treated as PFICs with respect to such U.S. Holder. A U.S. Holder must make the QEF Election for us and for each of our subsidiaries that is a PFIC by attaching a separate properly completed IRS Form 8621 for each such PFIC to the U.S. Holder's timely filed U.S. federal income tax return. If we were a PFIC for our taxable year ended December 31, 2020, or are a PFIC for any subsequent taxable years, we expect to provide U.S. Holders, upon request, a "PFIC Annual Information Statement", with the information required to allow U.S. Holders to make a QEF Election for United States federal income tax purposes.

        If a U.S. Holder makes a QEF Election with respect to a PFIC, then in lieu of the tax consequences described above, the U.S. Holder will be currently taxable on its pro rata share of the PFIC's ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC. If a U.S. Holder makes a QEF Election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. Holder's income under the QEF Election would not be taxable to the holder. A U.S. Holder will increase its tax basis in its shares or ADSs representing our shares by an amount equal to any income included under the QEF Election and will decrease its tax basis by any amount distributed on the shares or ADSs representing our shares that is not included in the holder's income. In addition, a U.S. Holder will recognize capital gain or loss on the disposition of shares or ADSs representing our shares in an amount equal to the difference between the amount realized and the holder's adjusted tax basis in the shares or ADSs representing our shares. U.S. Holders should note that if they make QEF Elections with respect to us and lower-tier PFICs, they may be required to pay U.S. federal income tax with respect to their shares or ADSs representing our shares for any taxable year significantly in excess of any cash distributions (which may be zero) received on the shares or ADSs representing our shares for such taxable year. U.S. Holders should consult their tax advisors regarding making QEF Elections in their particular circumstances. If a U.S. Holder does not make and maintain a QEF election for the U.S. Holder's entire holding period for the shares or ADSs representing our shares by making the election for the first year in which the U.S. Holder owns the shares or ADSs representing our shares, the U.S. Holder will be subject to the adverse PFIC rules discussed above unless the U.S. Holder can properly make a 'purging election' with respect to the shares or ADS representing our shares in connection with the U.S. Holder's QEF Election. A purging election may require the U.S. Holder to recognize taxable gain on the U.S. Holder's shares or ADSs representing our shares. No purging election is necessary for a U.S. Holder that timely makes a QEF election for the first year in which the U.S. Holder acquired our shares or ADSs representing our shares.

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

Taxation of Distributions

        Subject to the discussion above under "Passive Foreign Investment Company Rules," distributions paid on our shares or ADSs representing our shares will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we may not calculate our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at preferential rates applicable to "qualified dividend income" if we are a "qualified foreign corporation" and certain other requirements (discussed below) are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs representing our shares which are readily tradable on an established securities market in the United States. ADSs representing our shares are listed on Nasdaq, which is an established securities market in the United States, and we expect the ADSs representing our shares to be readily tradable on Nasdaq. There can be no assurance that the ADSs representing our shares will be considered readily tradable on an established securities market in the United States in later years. The Company, which is incorporated under the laws of Switzerland, believes that it qualifies as a resident of Switzerland for purposes of, and is eligible for the benefits of, the U.S.-Swiss Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Swiss Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Therefore, subject to the discussion under "Passive Foreign Investment Company Rules," above, such dividends will generally be "qualified dividend income" in the hands of individual U.S. Holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. The dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.

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

Swiss Federal Stamp Taxes

        Any dealings in the ADSs, where a bank or another securities dealer in Switzerland, as defined in the Swiss Federal Stamp Tax Act, acts as intermediary or is a party to the transaction, are, subject to certain exemptions provided for in the Swiss Federal Stamp Tax Act, subject to Swiss securities turnover tax at an aggregate tax rate of up to 0.15% of the consideration paid for such ADSs.

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

Item 11.    Quantitative and Qualitative Disclosures About Market Risk.

        We operate primarily in Switzerland, Europe and in the United States and are therefore exposed to market risk, which represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. As of December 31, 2020, we had CHF 18.7 million of cash and cash equivalents and we had no debt.

Interest Rate Risk

        Our cash is held in readily available checking and money market accounts. As of December 31, 2020, Swiss francs balance represented 60.53% of the cash and cash equivalents of the company. Since January 1, 2018, Swiss banks have partially re-invoiced to their clients a part of the negative interests on Swiss franc deposit that they pay to the Swiss National Bank. For the year ended December 31, 2020 the effective negative interest rate on Swiss francs cash deposits paid by Addex was limited to–0.34%. As a result, a change in market interest rates would not have had any significant impact on our financial position or results of operations. As of December 31, 2020, we had no debt and, therefore, no material interest rate risk exposure.

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

Item 12.    Description of Securities Other than Equity Securities.

A.    Debt Securities.

        Not applicable.

B.    Warrants and Rights.

        Not applicable.

C.    Other Securities.

        Not applicable.

D.    American Depositary Shares.

        Citibank, N.A., or Citibank, acts as the depositary for the ADSs representing our shares. Citibank's depositary offices are located at 388 Greenwich Street, New York, New York 10013. ADSs represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as American Depositary Receipts, or ADRs. The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank Zurich, located at 25 Seestrasee, 8021 Zurich, Switzerland.

        We have appointed Citibank as depositary pursuant to a deposit agreement. The form of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC's website (www.sec.gov). Please refer to Registration Number 333-235561 when retrieving such copy.

        We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

        Each ADS represents the right to receive, and to exercise the beneficial ownership interests in, six shares that are on deposit with the depositary and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary may agree to change the ADS-to-share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

        If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement, the ADRs and ADSs are governed by New York law. However, our obligations to the holders of shares will continue to be governed by the laws of Switzerland, which may be different from the laws in the United States.

        In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

        As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary will hold on your behalf the shareholder rights attached to the shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the shares represented by your ADSs through the depositary only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.

        The manner in which you own the ADSs (e.g., in a brokerage account versus as a registered holder, or as a holder of certificated versus uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which, the depositary's services are made available to you.

        As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the direct registration system or DRS). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the "holder." When we refer to "you," we assume the reader owns ADSs and will own ADSs at the relevant time.

        The registration of the shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable shares with the beneficial ownership rights and interests in such shares being at all times vested with the beneficial owners of the ADSs representing the shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Other Distributions

        As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction the applicable fees, taxes and expenses.

Distributions of Cash

        Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of Switzerland. The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

        The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Shares

        Whenever we make a free distribution of shares for the securities on deposit with the custodian, we will deposit the applicable number of shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the shares deposited or modify the ADS-to-shares ratio, in which case each ADS you hold will represent rights and interests in the additional shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

        The distribution of new ADSs or the modification of the ADS-to-shares ratio upon a distribution of shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new shares so distributed.

        No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

        Whenever we intend to distribute rights to subscribe for additional shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional ADSs to holders.

        The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new shares other than in the form of ADSs.

        The depositary will not distribute the rights to you if:

  •
  we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

  •
  we fail to deliver satisfactory documents to the depositary; or

  •
  it is not reasonably practicable to distribute the rights.

        The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

        Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

        The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

        If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in Switzerland would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

        Whenever we intend to distribute property other than cash, shares or rights to purchase additional shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

        If it is reasonably practicable to distribute such property to you and if we provide to the depositary all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

        The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

        The depositary will not distribute the property to you and will sell the property if:

  •
  we do not request that the property be distributed to you or if we request that the property not be distributed to you; or

  •
  we do not deliver satisfactory documents to the depositary; or

  •
  the depositary determines that all or a portion of the distribution to you is not reasonably practicable.

        The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

        Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

        The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert into U.S. dollars upon the terms of the deposit agreement the redemption funds received in a currency other than U.S. dollars and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their

ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Shares

        The shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such shares or a recapitalization, reorganization, merger, consolidation or sale of assets of the Company.

        If any such change were to occur, your ADSs would, to the extent permitted by law and the deposit agreement, represent the right to receive the property received or exchanged in respect of the shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Shares

        The depositary will deliver ADSs if you or your broker deposits shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the shares to the custodian and provide such documentation as may be required pursuant to the deposit agreement. Your ability to deposit shares and receive ADSs may be limited by U.S. and Swiss legal considerations applicable at the time of deposit.

        The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

        When you make a deposit of shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

  •
  the shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

  •
  all preemptive (and similar) rights, if any, with respect to such shares have been validly waived or exercised;

  •
  you are duly authorized to deposit the shares;

  •
  the shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, "restricted securities" (as defined in the deposit agreement); and

  •
  the shares presented for deposit have not been stripped of any rights or entitlements.

        If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

        As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

  •
  ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

  •
  provide such proof of identity and genuineness of signatures, and of such other matters contemplated in the deposit agreement, as the depositary deems appropriate;

  •
  comply with applicable laws and regulations, including regulations imposed by us and the depositary consistent with the deposit agreement, the ADSs, the ADR and applicable law;

  •
  provide any transfer stamps required by the State of New York or the United States; and

  •
  pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

        To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Shares Upon Cancellation of ADSs

        As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying shares at the custodian's offices. Your ability to withdraw the shares held in respect of the ADSs may be limited by U.S. and Swiss considerations applicable at the time of withdrawal. In order to withdraw the shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

        If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

        You will have the right to withdraw the securities represented by your ADSs at any time except as a result of:

  •
  temporary delays that may arise because (i) the transfer books for the shares or ADSs are closed, or (ii) shares are immobilized on account of a shareholders' meeting or a payment of dividends;

  •
  obligations to pay fees, taxes and similar charges; or

  •
  restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

        The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

        As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the shares represented by your ADSs. The voting rights of holders of shares are described in Exhibit 2.4 "Description of Ordinary Shares."

        At our request, the depositary will distribute to you any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs. In lieu of distributing such materials, the depositary may distribute to holders of ADSs instructions on how to retrieve such materials upon request.

        If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor, as far as practicable, subject to the laws of Switzerland and of our Articles of Association or similar documents, to vote, or have its agents vote, the securities (in person or by proxy) represented by the holder's ADSs in accordance with such voting instructions.

        Securities for which no voting instructions have been received will not be voted (except as otherwise contemplated in the deposit agreement). If the depositary timely receives voting instructions which fail to specify the manner in which the depositary is to vote the securities represented by such holder's ADSs, the depositary will deem such holder (unless otherwise specified in the notice distributed to holders or otherwise contemplated in the deposit agreement) to have instructed the depositary to take all steps necessary to enable the independent proxy holder, as elected by the shareholders of the Company, to vote in accordance with the written proposals or recommendations of the board of directors. Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.

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

Amendments and Termination

        We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days' prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

        You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the shares represented by your ADSs (except as permitted by law).

        We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

Termination

        After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to ADS holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

        In connection with any termination of the deposit agreement, the depositary may make available to owners of ADSs a means to withdraw the shares represented by their ADSs and to direct the depositary of such shares into an unsponsored American depositary share program established by the depositary. The ability to receive unsponsored American depositary shares upon termination of the deposit agreement would be subject to satisfaction of certain U.S. regulatory requirements applicable to the creation of unsponsored American depositary shares and the payment of applicable depositary fees.

Books of Depositary

        The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

        The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

        The deposit agreement limits our obligations and the depositary's obligations to you. Please note the following:

  •
  We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

  •
  The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

  •
  The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in shares, for the validity or worth of the shares, for any tax consequences that result from the ownership of ADSs or other deposited property, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice or for any act or omission of or information provided by DTC or any DTC participant.

  •
  The depositary shall not be liable for acts or omissions of any successor depositary in connection with any matter arising wholly after the resignation or removal of the depositary.

  •
  We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

  •
  We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future law or regulation, including regulations of any stock exchange or by reason of present or future provisions of our Articles of Association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our or the depositary's control.

  •
  We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our Articles of Association or in any provisions of or governing the securities on deposit.

  •
  We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

  •
  We and the depositary also disclaim liability for the inability by any holder or beneficiary owner to benefit from any distribution, offering, right or other benefit that is made available to holders of shares but is not, under the terms of the deposit agreement, made available to you.

  •
  We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

  •
  We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

  •
  We and the depositary disclaim liability arising out of losses, liabilities, taxes, charges or expenses resulting from the manner in which a holder or beneficial owner of ADSs holds ADSs, including resulting from holding ADSs through a brokerage account.

  •
  No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

  •
  Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary and you as ADS holder.

  •
  Nothing in the deposit agreement precludes Citibank (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates Citibank to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

Taxes

        You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

        The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

        The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

        If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take any of the following actions in its discretion:

  •
  Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

  •
  Distribute the foreign currency to holders for whom the distribution is lawful and practical.

  •
  Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law / Waiver of Jury Trial

        The deposit agreement and the ADRs and ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of shares (including shares represented by ADSs) are governed by the laws of Switzerland. As an owner of ADSs, you irrevocably agree that any legal action arising out of the Deposit Agreement, the ADSs or the ADRs, involving the Company or the Depositary, may only be instituted in a state or federal court in the city of New York.

        AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT OR THE ADRs AGAINST US AND/OR THE DEPOSITARY.

        The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary's compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

        Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

        Not applicable.

Item 15.    Controls and Procedures. Disclosure Controls and Procedures

        Our Chief Executive Officer (principal executive officer) and Head of Finance (principal financial officer), after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2020, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer (principal executive officer) and Head of Finance (principal financial officer), to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

Management's Annual Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Under the supervision and with the participation of our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), management assessed our internal control over financial reporting based upon the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, and can only provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

Item 16C.    Principal Accountant Fees and Services.

        BDO AG has been elected as our independent registered public accounting firm at the 2020 Annual General meeting held on June 9, 2020. BDO AG has served as our independent registered public accounting firm for the 2020 fiscal year whilst PricewaterhouseCoopers SA ("PwC") held this function for the 2019 fiscal year.

        Our accountants billed the following fees to us for professional services in each of those fiscal years:

	For the years ended December 31,
	2020	2019
	(CHF in thousands)
Audit Fees	260	782
Audit-Related Fees	169	3
Tax Fees	—	—
Other Fees	—	—

Total	429	785

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

Item 16F.    Change in Registrant's Certifying Accountant.

        PricewaterhouseCoopers SA ("PwC") held the function of auditor for the fiscal years from 2002 to 2019. On May 5, 2020, PwC declined to stand for re-election at the 2020 Annual General Meeting held on June 9, 2020.

        The reports of PwC on the audits related to the consolidated financial statements of Addex Therapeutics Ltd for the fiscal years ended December 31, 2019 and December 31, 2018 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

        During each of the years ended December 31, 2019 and 2018 and the subsequent interim period through May 5, 2020, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure that, if not resolved to the satisfaction of PwC, would have caused it to make reference to the subject matter of the disagreements in connection with its report.

        During the fiscal years ended December 31, 2019 and 2018 and the subsequent interim period through May 5, 2020, none of the reportable events described in paragraphs (A) through (D) of Item 16F(a)(1)(v) of Form 20-F occurred.

        At the 2020 Annual General Meeting held on June 9, 2020, the shareholders elected BDO AG under the recommendation of the Board of Directors. BDO AG accepted the engagement the same day. During the two most recent fiscal years ended December 31, 2019 and subsequent interim period prior to June 9, 2020, neither we nor anyone on our behalf consulted with BDO AG on the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements or any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a reportable event, as that term is defined in Item 16F(a)(1)(v).

Item 16G.    Corporate Governance.

Summary of Significant Corporate Governance Differences From Nasdaq Listing Standards

        As a "foreign private issuer," as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by Nasdaq for U.S. domestic issuers. While we follow most Nasdaq corporate governance rules, we follow Swiss corporate governance practices in lieu of Nasdaq corporate governance rules as follows:

  •
  We do not comply with Nasdaq Rule 5605(b)(1), which would require that our board of directors be comprised of a majority of independent directors. Such requirements are not required under the laws of Switzerland. However, we do make an assessment of the independence of our directors under Swiss corporate governance practices and have concluded that the majority of our directors are independent based upon those standards.

  •
  We do not follow Nasdaq Rule 5605(d)(1) regarding the compensation committee charter or Nasdaq Rule 5605(d)(2) regarding compensation committee composition. Such requirements are not required under the laws of Switzerland. However, we do maintain a remuneration committee in line with Swiss law.

  •
  We do not follow Nasdaq Rule 5605(e)(1)(A) with respect to having director nominees selected by independent directors constituting a majority of our board's independent directors in a vote in which only independent directors participate or Nasdaq Rule 5605(e)(2) regarding the adoption of a formal written charter or board resolution, as applicable, addressing the nominations process. Such requirements are not required under the laws of Switzerland.

  •
  We do not follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under the laws of Switzerland.

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

PART III

Item 17.    Financial Statements.

        See pages F-1 through F-42 of this Annual Report on Form 20-F.

Item 18.    Financial Statements.

        Not applicable.

Item 19.    Exhibits.

        List of exhibits:

			Incorporated by Reference
Exhibit		Description	Schedule/ Form	File Number	Section/ Exhibit	File Date
1.1		Articles of Association of the Registrant	F-1	333-235554	3.1	Dec. 14, 2020
1.2		Organizational Rules of the Registrant	F-1	333-235554	3.2	Dec. 17, 2019
2.1		Form of Deposit Agreement	F-6	333-235561	(a)	Dec. 18, 2019
2.2		Form of American Depositary Receipt (included in Exhibit 2.1)
2.3		Form of Warrant issued by the Registrant to certain investors on March 28, 2018	F-1	333-235554	4.3	Dec. 17, 2019
2.4		Description of Ordinary Shares of the Registrant
2.5		Description of American Depositary Shares representing Ordinary Shares of the Registrant	F-1	333-235554	"Description of American Depositary Shares"	Dec. 17, 2019
4.1	#	License Agreement between Ortho-McNeil Pharmaceuticals Inc and the Registrant, dated December 31, 2004, as amended	F-1	333-235554	10.1	Dec. 17, 2019
4.2	#	License Agreement between Indivior UK Limited and the Registrant, dated January 2, 2018	F-1	333-235554	10.2	Dec. 17, 2019
4.3		Registration Rights Agreement among the Registrant and certain investors, dated March 22, 2018	F-1	333-235554	10.3	Dec. 17, 2019
4.4		Addex Therapeutics Ltd Share Option Plan, as amended	F-1/A	333-235554	10.4	Jan. 14, 2020
4.5		Addex Therapeutics Ltd Equity Sharing Certificate Plan, as amended	F-1	333-235554	10.5	Dec. 17, 2019
4.6	#	Amendment No.1 to License Agreement between Indivior UK Limited and the Registrant, dated October 30, 2020	F-1	333-235554	10.6	Dec. 14, 2020
4.7	#	Sale Agency Agreement between Addex Therapeutics Ltd and Kepler Cheuvreux, dated August 24, 2020
8.1		List of Subsidiaries	F-1	333-235554	21.1	Dec. 17, 2019
12.1		Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Section/ Exhibit	File Date
12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
16.1	Letter from PricewaterhouseCoopers SA to U.S Securities and Exchange Commission dated December 14, 2020	F-1	333-235554	16.1	Dec. 14, 2020
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

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

Switzerland
Dated: March 11, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Addex Therapeutics Ltd Geneva, Switzerland
Opinion on the Consolidated Financial Statements

        We have audited the accompanying consolidated balance sheet of Addex Therapeutics Ltd (the "Company") as of December 31, 2020, the related consolidated statement of comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

        These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Zurich, Switzerland, March 11, 2021

BDO AG

Christoph Tschumi                                    Nigel Le Masurier
We have served as the Company's auditor since 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Addex Therapeutics Ltd

Opinion on the Financial Statements

        We have audited the accompanying consolidated balance sheet of Addex Therapeutics Ltd and its subsidiaries (the "Company") as of December 31, 2019, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the two years in the period ended December 31, 2019, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ PricewaterhouseCoopers SA
Geneva, Switzerland
April 24, 2020

We served as the Company's auditor from 2002 to 2020.

Consolidated Balance Sheets

		As at December, 31
	Notes	2020	2019
		Amounts in Swiss francs
ASSETS
Current assets
Cash and cash equivalents	6	18,695,040	31,536,803
Other financial assets	7	64,930	13,968
Receivables	7	68,373	118,028
Prepayments and deferred costs	7	661,221	720,063

Total current assets		19,489,564	32,388,862

Non-current assets
Right-of-use assets	8	565,344	543,340
Property, plant and equipment	9	67,760	27,626
Non-current financial assets	10	59,144	68,911

Total non-current assets		692,248	639,877

Total assets		20,181,812	33,028,739

LIABILITIES AND EQUITY
Current liabilities
Current lease liabilities	3.2	308,611	373,025
Payables and accruals	11	2,491,927	4,196,411
Contract liability	15	733,668	945,737
Deferred income	12	86,481	165,389

Total current liabilities		3,620,687	5,680,562

Non-current liabilities
Non-current lease liabilities	3.2	258,785	177,220
Retirement benefits obligations	20	1,692,537	1,481,738
Deferred income	12	—	165,390

Total non-current liabilities		1,951,322	1,824,348

Equity
Share capital	13	32,848,635	32,848,635
Share premium	13	286,888,354	286,375,977
Reserves		8,578,702	7,146,506
Accumulated deficit		(313,705,888)	(300,847,289)

Total equity		14,609,803	25,523,829

Total liabilities and equity		20,181,812	33,028,739

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Loss

	Notes	December 31, 2020	December 31, 2019	December 31, 2018
		Amounts in Swiss francs
Revenue from contract with customer	15	3,612,819	2,762,830	6,043,855
Other income	16	266,324	70,835	658,818
Operating costs
Research and development		(10,373,200)	(12,453,876)	(4,918,793)
General and administration		(5,749,217)	(4,983,946)	(3,208,505)

Total operating costs	17	(16,122,417)	(17,437,822)	(8,127,298)

Operating loss		(12,243,274)	(14,604,157)	(1,424,625)

Finance income		35,304	36,874	—
Finance expense		(650,629)	(213,321)	(220,173)

Finance costs	21	(615,325)	(176,447)	(220,173)

Net loss before tax		(12,858,599)	(14,780,604)	(1,644,798)
Income tax expense	19	—	—	—

Net loss for the year		(12,858,599)	(14,780,604)	(1,644,798)

Basic and diluted loss per share for loss attributable to the ordinary equity holders of the Company	22	(0.48)	(0.56)	(0.07)

Other comprehensive loss
Items that will never be reclassified to the statement of comprehensive loss:
Remeasurements of retirement benefits obligation	20	(233,529)	(745,855)	(375,479)
Items that may be classified subsequently to the statement of comprehensive loss:
Exchange difference on translation of foreign operations		(4,069)	(838)	(181)

Other comprehensive loss for the year, net of tax		(237,598)	(746,693)	(375,660)

Total comprehensive loss for the year		(13,096,197)	(15,527,297)	(2,020,458)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

Amounts in Swiss francs

	Notes	Share Capital	Share Premium	Treasury Shares Reserve	Foreign Currency Translation Reserve	Other Reserves	Accumulated Deficit	Total
Balance at January 1, 2018		15,384,988	264,852,008	(2,019,877)	(652,142)	8,199,437	(284,421,887)	1,342,527

Net loss for the year		—	—	—	—	—	(1,644,798)	(1,644,798)
Other comprehensive loss for the year		—	—	—	(181)	(375,479)	—	(375,660)

Total comprehensive loss for the year		—	—	—	(181)	(375,479)	(1,644,798)	(2,020,458)
Issue of shares		13,179,043	24,461,056	—	—	—	—	37,640,099
Cost of share capital issuance		—	(2,963,415)	—	—	—	—	(2,963,415)
Value of share-based services		—	—	—	—	2,298,933	—	2,298,933
Value of warrants		—	—	—	—	3,308,982	—	3,308,982
Movement in treasury shares:
Capital increase		—	—	(568,902)	—	—	—	(568,902)
Settlement of supplier invoices		—	120,908	87,176	—	—	—	208,084
Net sales under liquidity agreement		—	6,355	(11,545)	—	—	—	(5,190)

Balance at January 1, 2019		28,564,031	286,476,912	(2,513,148)	(652,323)	13,431,873	(286,066,685)	39,240,660

Net loss for the year		—	—	—	—	—	(14,780,604)	(14,780,604)
Other comprehensive loss for the year		—	—	—	(838)	(745,855)	—	(746,693)

Total comprehensive loss for the year		—	—	—	(838)	(745,855)	(14,780,604)	(15,527,297)
Issue of shares	13	4,284,604	—	—	—	—	—	4,284,604
Cost of share capital issuance		—	(170,411)	—	—	—	—	(170,411)
Value of share-based services	14	—	—	—	—	1,685,965	—	1,685,965
Movement on warrants		—	—	(288)	—	—	—	(288)
Movement in treasury shares:
Capital increase	13	—	—	(4,284,604)	—	—	—	(4,284,604)
Settlement of supplier invoices	13	—	92,604	196,610	—	—	—	289,214
Net sales under liquidity agreement		—	(23,128)	29,114	—	—	—	5,986

Balance at January 1, 2020		32,848,635	286,375,977	(6,572,316)	(653,161)	14,371,983	(300,847,289)	25,523,829

Net loss for the year		—	—	—	—	—	(12,858,599)	(12,858,599)
Other comprehensive loss for the year		—	—	—	(4,069)	(233,529)	—	(237,598)

Total comprehensive loss for the year		—	—	—	(4,069)	(233,529)	(12,858,599)	(13,096,197)
Value of share-based services	14	—	—	—	—	1,176,413	—	1,176,413
Movement in treasury shares:
Settlement of supplier invoices	13	—	78,555	207,190	—	—	—	285,745
Net purchases under liquidity agreement		—	17,772	(46,809)	—	—	—	(29,037)
Other net sales of treasury shares	13	—	416,050	333,000	—	—	—	749,050

Balance at December 31, 2020		32,848,635	286,888,354	(6,078,935)	(657,230)	15,314,867	(313,705,888)	14,609,803

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

	Notes	December 31, 2020	December 31, 2019	December 31, 2018
		Amounts in Swiss francs
Net loss for the year		(12,858,599)	(14,780,604)	(1,644,798)
Adjustments for:
Depreciation	8/9	378,754	333,844	2,937
Disposal of right-of-use assets		(4,992)	—	—
Value of share-based services	14	1,176,413	1,685,965	2,298,933
Pension costs	20	(22,730)	96,532	20,008
Finance net cost		686,886	234,663	123,840
(Increase)/ decrease in other financial assets		(50,962)	(5,985)	3,308
Decrease/ (increase) in receivables		49,655	154,988	(77,134)
Decrease/ (increase) in prepayments		221,680	(520,653)	(40,487)
(Decrease)/ increase in payables and accruals		(1,585,550)	1,966,160	1,083,315
(Decrease)/ increase in contract liability		(212,069)	732,993	212,744
(Decrease)/ increase in deferred income		(244,298)	330,779	(439,022)
Services paid in shares	13	285,745	289,214	208,085

Net cash (used in)/ from operating activities		(12,180,067)	(9,482,104)	1,751,729

Cash flows from investing activities
Purchase of property, plant and equipment	9	(59,414)	(28,459)	(9,054)
Purchase of non-current financial assets	10	—	(14,795)	(47,317)

Net cash used in investing activities		(59,414)	(43,254)	(56,371)

Cash flows from financing activities
Proceeds from capital increase	13	—	—	40,488,180
Costs / deferred costs paid on issue of shares		(272,005)	(61,244)	(2,963,415)
Sale/ (purchase) of treasury shares		720,013	5,986	(5,373)
Principal element of lease payment		(367,412)	(316,793)	—
Interests received		35,305	36,874	—
Interests paid	21	(69,502)	(128,518)	(134,307)

Net cash (used in) / from financing activities		46,399	(463,695)	37,385,085

Increase/(decrease) in cash and cash equivalents		(12,193,082)	(9,989,053)	39,080,443
Cash and cash equivalents at beginning of the year	6	31,536,803	41,670,158	2,579,248
Exchange difference on cash and cash equivalents		(648,681)	(144,302)	10,467

Cash and cash equivalents at end of the year	6	18,695,040	31,536,803	41,670,158

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

(Amounts in Swiss francs)

1. General information

        Addex Therapeutics Ltd (the "Company"), formerly Addex Pharmaceuticals Ltd, and its subsidiaries (together, the "Group") are a clinical stage pharmaceutical group applying its leading allosteric modulator drug discovery platform to discovery and development of small molecule pharmaceutical products, with an initial focus on central nervous system disorders.

        The Company is a Swiss stockholding corporation domiciled c/o Addex Pharma SA, Chemin des Aulx 12, CH1228 Plan-les-Ouates, Geneva, Switzerland and the parent company of Addex Pharma SA, Addex Pharmaceuticals France SAS and Addex Pharmaceuticals Inc. registered in Delaware with its principal business location in San Francisco, California, United States. Its registered shares are traded at the SIX, Swiss Exchange, under the ticker symbol ADXN. On January 29, 2020, the Group listed on the Nasdaq Stock Market, American Depositary Shares (ADSs) under the symbol "ADXN", without a new issuance of securities. ADSs represents shares that continue to be admitted to trading on SIX Swiss Exchange.

        These consolidated financial statements have been approved for issuance by the Board of Directors on March 9, 2021.

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

        Due to rounding, numbers presented throughout these consolidated financial statements, may not add up precisely to the totals provided. All ratios and variances are calculated using the underlying amount rather than the presented rounded amount.

        Where necessary, comparative figures have been revised to conform with the current year 2020 presentation.

2.2
Standards and interpretations published by the IASB

New and amended standards adopted by the Group

        A number of new or amended standards and interpretations became applicable for financial periods beginning on or after January 1, 2020. The Group noted that these new or amended standards did not have a material impact on the Group's financial position or disclosures made in the condensed consolidated financial statements.

Notes to the Consolidated Financial Statements (Continued)

(Amounts in Swiss francs)

2. Summary of significant accounting policies (Continued)

New standards and interpretations not yet adopted by the Group

        The Group is currently assessing the potential impacts of the various new and revised standards and interpretations that will be mandatory from January 1, 2021 which the Group has not yet applied. Based on an analysis to date, the Group does not anticipate that these will have a material impact on the Group's overall results and financial position. The Group is also assessing other new and revised standards which are not mandatory until after 2021.

Other standards adopted by the Group prior to January 1, 2020

        On January 1, 2019, the Group adopted IFRS 16 Leases, which replaced IAS 17 Leases and related Interpretations, applied by the Group until December 31, 2018. The Group leases various offices and equipment, which are recorded as right-of-use assets and the corresponding liabilities on the balance sheet at the date at which the leased assets are available for use by the Group.

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

        The Company currently consolidates the financial operations of its three fully-owned subsidiaries, Addex Pharma SA, which is registered in Plan-Les-Ouates, Switzerland, Addex Pharmaceuticals Inc., which is registered in Delaware, United States with its principal business location in San Francisco, United States and Addex Pharmaceuticals France SAS which is registered in Archamps, France.

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

Transactions and balances

        Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of comprehensive loss.

        Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the statement of comprehensive loss within 'finance cost'.

Group companies

        The results and financial position of the Group's subsidiary that has a functional currency different from the presentation currency are translated into the presentation currency as follows:

  •
  assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

  •
  income and expenses for each statement of comprehensive loss are translated at the average exchange rate; and

  •
  all resulting exchange differences are recognized in other comprehensive loss.

2.6
Property, plant and equipment

        Property, plant and equipment are stated at historical cost less accumulated depreciation, and impairment (if any). Historical cost includes expenditure that is directly attributable to the acquisition of the item. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the statement of comprehensive loss during the financial period in which they are incurred. Depreciation is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives as follows:

Computer equipment	3 years
Laboratory equipment	4 years
Furniture and fixtures	5 years
Chemical library	5 years

        The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (see note 2.7). Gains and losses on disposals are determined by comparing proceeds with the carrying amount and are included in the statement of comprehensive loss.

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

        Receivables are initially measured at fair value and subsequently measured at amortized cost. The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. The gross carrying amount of a financial asset is the amortized cost of a financial asset before adjusting for any loss allowance. Receivables are derecognized when settled.

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

Impairment of financial assets

        The Group recognizes a loss allowance for expected credit losses on trade receivables, contract assets, and security rental deposits that are measured at amortized cost. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.

        The Group always recognizes lifetime expected credit losses ("ECL") for trade receivables and contract assets where applicable. The ECL on these financial assets are estimated using a provision matrix based on the Group's historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

        Lifetime ECL represents the ECL that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of lifetime

Notes to the Consolidated Financial Statements (Continued)

(Amounts in Swiss francs)

2. Summary of significant accounting policies (Continued)

ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

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

2.13
Grants

        Grants are not recognized until there is reasonable assurance that the Group will comply with the terms and conditions of the grant and that the grants will be received. Grants are recognized as other income in the statement of comprehensive loss on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grant is intended to compensate. Specifically, grants whose primary conditions is that the Group should undertake specific research activities within a defined period of time, are recognized as deferred income in the consolidated

Notes to the Consolidated Financial Statements (Continued)

(Amounts in Swiss francs)

2. Summary of significant accounting policies (Continued)

statement of financial position and transferred to the statement of comprehensive loss on a systematic and rationale basis over the defined timeframe.

2.14
Deferred income tax

        Deferred income tax is recorded in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates and laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized, or the deferred income tax liability is settled.

        Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

        Deferred income tax is recorded on temporary differences arising on investments in subsidiaries, except where the Group deems it probable that the temporary difference will not reverse in the foreseeable future.

        Potential deferred income tax assets from tax loss carry forwards exceed deferred tax liabilities. Deferred income tax assets from tax loss carry forwards are initially recognized to the extent that there are suitable deferred income tax liabilities, then to the extent that the realization of the related tax benefit through future taxable profits is probable.

2.15
Pension obligations

        The Group operates one pension scheme. The scheme is generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The Group has defined benefit plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized immediately in other comprehensive loss and past-service costs are recognized immediately in the statement of comprehensive loss.

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

2.16
Share-based compensation

        The Group operates an equity sharing certificates' equity incentive plan, a share option plan, and a share purchase plan. The Group also from time-to-time grants warrants to brokers and investors. The fair value of the services received in exchange for the grant or transfer of equity sharing certificates,

Notes to the Consolidated Financial Statements (Continued)

(Amounts in Swiss francs)

2. Summary of significant accounting policies (Continued)

options, shares or warrants is recognized in the consolidated financial statements over the period for which the services are received. The total amount to be recognized over the vesting period is determined by reference to the fair value of the equity incentive unit granted or transferred. The fair value of instruments granted includes any market performance conditions and excludes the impact of any service and non-market performance vesting conditions. Service and non-market performance conditions are included in assumptions about the number of equity incentive units that are expected to vest. At each balance sheet date, the Group revises its estimates for the number of equity incentive units that are expected to vest. It recognizes the impact of the revision to original estimates, if any, in the statement of comprehensive loss, with a corresponding adjustment to equity.

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

Research and development services

        The Group has an arrangement with its partner that includes deploying its employees for research and development activities. The Group assesses if these research and development activities are considered distinct in the context of the respective contract and, if so, they are accounted for as a separate performance obligation. This revenue is calculated based on the costs incurred (input method) in accordance with the respective contract, and recorded within "Revenue from contract with customer" over time as the activities are performed.

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

        Under IFRS 15, the Group recognizes as revenue its non-refundable license fees, milestone, research activities and royalties when its customer obtains control of promised services, in an amount that reflects the consideration which the Group expects to receive in exchange for those rendered services. To assess revenue recognition for arrangements that the Group determines are within the scope of IFRS 15, the Group performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Group satisfies a performance obligation. The Group only applies the five-step model to contracts when it is probable that the Group will collect the consideration it is entitled to in exchange for services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of IFRS 15, the Group assesses the services promised within each contract and determine those that are performance obligations and assess whether each promised service is distinct. The Group uses the most likely method to estimate any variable consideration and include such consideration in the amount of the transaction price based on an estimated stand-alone selling price. Revenue is recognized for the respective performance obligation when (or as) the performance obligation is satisfied.

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

        The lease liability is initially measured at the present value of the lease payments as from the commencement date of the lease until the expected termination date. In determining the lease term, management consider all facts and circumstances that create an economic incentive to exercise an extension option, or not to exercise a termination option. Extension option are only considered if the lease is reasonably certain to be extended. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances, that is within the control of the lessees, occurs. The lease payments are discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. The lease liability is presented as a separate line in the consolidated statement of financial position. The

Notes to the Consolidated Financial Statements (Continued)

(Amounts in Swiss francs)

2. Summary of significant accounting policies (Continued)

interest expense is presented in the line finance expenses in the consolidated statement of comprehensive loss.

        The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses. They are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease. The right-of-use assets are presented as a separate line in the consolidated statement of financial position.

        When the Group renegotiates the contractual terms of a lease with the lessor, the accounting depends on the nature of the modification:

  •
  if the renegotiation results in one or more additional assets being leased for an amount commensurate with the standalone price for the additional rights-of-use obtained, the modification is accounted for as a separate lease;

  •
  in all other cases where the renegotiated increases the scope of the lease (whether that is an extension to the lease term, or one or more additional assets being leased), the lease liability is remeasured using the discount rate applicable on the modification date, with the right-of-use asset being adjusted by the same amount;

  •
  if the renegotiation results in a decrease in the scope of the lease, both the carrying amount of the lease liability and right-of-use asset are reduced by the same proportion to reflect the partial of full termination of the lease with any difference recognized in the statement of comprehensive loss. The lease liability is then further adjusted to ensure its carrying amount reflects the amount of the renegotiated payments over the renegotiated term, with the modified lease payments discounted at the rate applicable on the modification date. The right-of-use asset is adjusted by the same amount.

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

Market risk and foreign exchange risk

        The Group operates internationally and is exposed to foreign exchange risk arising from various exposures with respect to the Euro, US dollar and UK pound. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. To manage foreign exchange risk Group Finance maintains foreign currency cash balances to cover anticipated future requirements. The Group's risk management policy is to economically hedge 50% to 100% of anticipated transactions in each major currency for the subsequent 12 months. The Group has a subsidiary in France and in United States of America, whose net assets are exposed to foreign currency translation risk. In 2020, a 10% increase or decrease in the EUR/CHF exchange rate would have resulted in a CHF 4,064 (respectively CHF 19,920 in 2019 and CHF 52,398 in 2018) decrease or increase in net loss and shareholders' equity as at December 31, 2020, a 10% increase or decrease in the GBP/CHF exchange rate would have resulted in a CHF 14,723 (respectively CHF 12,489 in 2019 and CHF 15,965 in 2018) decrease or increase in net loss and shareholders' equity as at December 31, 2020 and a 10% increase or decrease in the USD/CHF exchange rate would have resulted in a CHF 644,865 (respectively CHF 972,596 in 2019 and CHF 1,224,506 in 2018) increase or decrease in net loss and shareholders' equity as at December 31, 2020. The Group is not exposed to equity price risk or commodity price risk as it does not invest in these classes of investment.

Interest rate risk

        The Group's exposure to interest rate fluctuations is limited because the Group has no interest-bearing indebtedness. The Company's Swiss francs cash holdings are subject to negative interest rates at

Notes to the Consolidated Financial Statements (Continued)

(Amounts in Swiss francs)

3. Financial risk management (Continued)

certain thresholds defined by its bank counterparties. A 10% increase or decrease in the interest rates charged by the counterparties would not have had a material impact on the net loss for the period.

Credit risk

        Credit risk is managed on a Group basis. Credit risk arises from cash and cash equivalents and deposits with banks, as well as credit exposures to collaboration partners. The Group has a limited number of collaboration partners and consequently has a significant concentration of credit risk. The Group has policies in place to ensure that credit exposure is kept to a minimum and significant concentrations of credit risk are only granted for short periods of time to high credit quality partners. The Group's policy is to invest funds in low-risk investments including interest bearing deposits. For banks and financial institutions, only independently rated parties with a minimum rating of "A" are accepted (see note 6).

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

3.2
Capital risk management

        The Group is not regulated and not subject to specific capital requirements. The amount of equity depends on the Group's funding needs and statutory capital requirements. The Group monitors capital periodically on an interim and annual basis. From time to time, the Group may take appropriate measures or propose capital increases to its shareholders to ensure the necessary capital remains intact. The Group did not have any short-term or long-term debt outstanding as of December 31, 2020 and 2019.

        The ability of the Group to maintain adequate cash reserves to continue its activities in the medium term is subject to risk as it is highly dependent on the Group's ability to raise further funds from the sale of new shares.

        The Group's objectives when managing capital based on its net debt are to safeguard the Group's ability to continue as a going concern in order to ensure the financing of successful research and development activities so that future profits can be generated and to maintain sufficient financial resources to mitigate against risks and unforeseen events.

Notes to the Consolidated Financial Statements (Continued)

(Amounts in Swiss francs)

3. Financial risk management (Continued)

        A reconciliation of the net debt position is detailed as follows:

	Leases	Cash and cash equivalents	Other financial assets	Total
Net debt as at January 1, 2019	(544,510)	41,670,158	7,983	41,133,631
Cash flows	316,348	(9,989,053)	5,955	(9,666,750)
Acquisition—Leases	(322,528)	—	—	(322,528)
Foreign exchange differences	445	(144,302)	—	(143,857)

Net debt as at December 31, 2019	(550,245)	31,536,803	13,938	31,000,496

Cash flows	367,412	(12,193,082)	50,992	(11,774,678)
Acquisition—Leases	(27,612)	—	—	(27,612)
Effect of modification to lease terms	(434,150)	—	—	(434,150)
Disposals	77,199	—	—	77,199
Foreign exchange differences	—	(648,681)	—	(648,681)

Net debt as at December 31, 2020	(567,396)	18,695,040	64,930	18,192,574

        In addition, the maturity profile of the Group's financial liabilities is presented in the table below:

At December, 31 2020

	Less than 1 Year	1 to 5 Years	More than 5 Years	Total cash out flows	Carrying amount liabilities
Lease Liabilities	331,911	270,133	—	602,044	567,396

At December, 31 2019

	Less than 1 Year	1 to 5 Years	More than 5 Years	Total cash out flows	Carrying amount liabilities
Lease Liabilities	392,954	182,664	—	575,618	550,245

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

COVID-19

        In early 2020 a coronavirus disease (COVID-19) pandemic developed globally resulting in a significant number of infections and negative effects on economic activity. The Group is actively monitoring the situation and is taking any necessary measures to respond to the situation in cooperation with the various stakeholders. On March 18, 2020, the Group announced the suspension of the initiation of a placebo-controlled Phase 2b/3 pivotal clinical trial of dipraglurant in levodopa-induced dyskinesia associated with Parkinson's disease (dipraglurant PD-LID). The Group decided to suspend the trial based on the inability of planned clinical trial sites in the United States to initiate the trial in full compliance with the Group's planned clinical trial procedures including with respect to data reporting, data monitoring, and the recommendations of various health authorities that the infirm patients who would participate in the trial not risk being exposed to COVID-19 at clinical trial sites. Such sites have been and may continue to be required to focus their limited resources on matters unrelated to our planned clinical trial, thereby decreasing availability, in whole or in part, for services to our planned clinical trial. The Group will not be able to initiate the trial until these risks have been significantly reduced or remediated. Although the Group believes, based on current projections of the pandemic, that it will be able to initiate the trial in the first half of 2021, the duration of the COVID-19 crisis is uncertain and, if the enumerated risks are not addressed, the Group may have to adjust its expectations as to trial initiation, including potentially initiating the trial later in 2021, in order to accommodate the foregoing factors. In addition, the COVID-19 pandemic may affect the operations of the FDA and other health authorities, which could result in delays of reviews and approvals, including with respect to dipraglurant and our other product candidates. Any such delays could increase the cost of our planned clinical trial and increase the uncertainty of receiving approval from the FDA for dipraglurant in PD-LID patients. Depending on the duration of the COVID-19 crisis and continued negative impact on global economic activity, the Group may have to take additional measures that will have a negative impact on the Group's business continuity and may experience certain liquidity restraints as well as incur impairments on its assets. The exact impact on the Group's activities in 2021 and thereafter cannot be reasonably predicted. However, based on the risk mitigation measures undertaken, the Group concluded that there is no material uncertainty that may cast a significant doubt upon the Group's ability to continue as a going concern.

Notes to the Consolidated Financial Statements (Continued)

(Amounts in Swiss francs)

4. Critical accounting estimates and judgments (Continued)

Revenue recognition

        Revenue is primarily from fees related to licenses, milestones and research services. Given the complexity of the relevant agreements, judgements are required to identify distinct performance obligations; allocate the transaction price to these performance obligations and determine when the performance obligations are met. In particular, the Group's judgement over the estimated stand-alone selling price which is used to allocate the transaction price to the performance obligations is disclosed in note 15.

Grants

        Grants are recorded at their fair value when there is reasonable assurance that they will be received and recognized as income when the group has satisfied the underlying grant conditions. In certain circumstances, grant income may be recognized before explicit grantor acknowledgement that the conditions have been met.

Accrued research and development costs

        The Group records accrued expenses for estimated costs of research and development activities conducted by third party service providers. The Group records accrued expenses for estimated costs of research and development activities based upon the estimated amount of services provided-but not yet invoiced, and these costs are included in accrued expenses on the balance sheets and within research and development expenses in the statements of comprehensive loss. These costs are a significant component of research and development expenses. Accrued expenses for these costs are recorded based on the estimated amount of work completed in accordance with agreements established with these third parties.

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

Deferred taxes

        Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary

Notes to the Consolidated Financial Statements (Continued)

(Amounts in Swiss francs)

4. Critical accounting estimates and judgments (Continued)

differences can be utilized. The probability that taxable profits will be available is assessed by management based on business projections for each relevant entity.

        The carrying amount of deferred tax assets are reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

        Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled, or the asset is realized based on tax laws and rates that have been enacted or substantively enacted at the reporting date.

        The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the way the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

        Deferred tax is recognized in statement of comprehensive loss, except when related to items that are recognized in other comprehensive loss or directly in equity, in which case, the current and deferred tax are recognized in other comprehensive loss or directly in equity.

Share-based compensation

        The Group recognizes an expense for share-based compensation based on the valuation of equity incentive units using the Black-Scholes valuation model. A number of assumptions related to the volatility of the underlying shares and to the risk-free rate are made in this model. Should the assumptions and estimates underlying the fair value of these instruments vary significantly from management's estimates, then the share-based compensation expense would be materially different from the amounts recognized. Had these assumptions been modified within their feasible ranges, i.e. a 10% increase or decrease in the volatility assumption and a risk-free rate of 0.5 or zero, and the Group calculated the share-based compensation based on the higher and lower values of these ranges, share-based compensation expense in 2020 would have been CHF 888,845 or CHF 1,390,306, respectively CHF 1,239,680 or CHF 2,023,158 in 2019 and CHF 1,696,301 or CHF 2,762,285 in 2018. This is compared to the amount recognized as an expense in 2020 of CHF 1,176,413, respectively CHF 1,685,965 in 2019 and CHF 2,298,933 in 2018. Additional information is disclosed in note 14.

Pension obligations

        The present value of the pension obligations is calculated by an independent actuary and depends on a number of assumptions that are determined on an actuarial basis such as discount rates, future salary and pension increases, and mortality rates. Any changes in these assumptions will impact the carrying amount of pension obligations. The Group determines the appropriate discount rate at the end of each period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Group considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. Other key assumptions for pension obligations are based in part on current market conditions. Additional information is disclosed in note 20.

Notes to the Consolidated Financial Statements (Continued)

(Amounts in Swiss francs)

5. Segment information

        Management has identified one single operating segment, related to the discovery, development and commercialization of small-molecule pharmaceutical products.

Information about products, services and major customers

        External income of the Group for the years ended December 31, 2020, 2019 and 2018 is derived from the business of discovery, development and commercialization of pharmaceutical products. Income was earned from the sale of license rights, rendering of research services to a pharmaceutical company and grants earned.

Information about geographical areas

        External income is exclusively recorded in the Swiss operating company.

        Analysis of revenue from contract with customer and other income by nature is detailed as follows:

	2020	2019	2018
Fees from sale of license rights	—	—	4,876,000
Collaborative research funding	3,612,819	2,762,830	1,167,855
Grants earned	244,298	49,405	609,212
Other service income	22,026	21,430	49,606

Total	3,879,143	2,833,665	6,702,673

        Analysis of revenue from contract with customer and other income by major counterparties is detailed as follows:

	2020	2019	2018
Indivior PLC	3,612,819	2,762,830	6,043,855
The Michael J. Fox Foundation	—	—	609,212
Eurostars/Innosuisse	244,298	49,405	—
Other counterparties	22,026	21,430	49,606

Total	3,879,143	2,833,665	6,702,673

        For more detail, refer to note 15, "Revenue from contract with customer" and note 16 "Other Income".

        The geographical allocation of long-lived assets is detailed as follows:

	December 31, 2020	December 31, 2019
Switzerland	665,012	498,066
United States of America	26,847	141,420
France	389	391

Total	692,248	639,877

Notes to the Consolidated Financial Statements (Continued)

(Amounts in Swiss francs)

5. Segment information (Continued)

        The geographical analysis of operating costs is as follows:

	2020	2019	2018
Switzerland	16,050,488	17,409,808	8,119,953
United States of America	64,922	21,214	—
France	7,007	6,800	7,345

Total operating costs (note 17)	16,122,417	17,437,822	8,127,298

        There was capital expenditure of CHF 59,414 in 2020 and CHF 28,459 in 2019.

6. Cash and cash equivalents

	December 31, 2020	December 31, 2019
Cash at bank and on hand	18,695,040	26,889,923
Short term deposits in USD	—	4,646,880

Total cash and cash equivalents	18,695,040	31,536,803

        Split by currency:

	December 31, 2020	December 31, 2019
CHF	60.53%	64.31%
USD	38.70%	35.03%
EUR	0.63%	0.26%
GBP	0.14%	0.40%

Total	100.00%	100.00%

        The Group pays interests on CHF cash and cash equivalents and earns interests on USD cash and cash equivalents. The Group invests its cash balances into a variety of current and deposit accounts with Swiss banks. In addition, the Group invests a portion of its USD cash in line with its treasury guidelines. As of December 31, 2020, non-used funds received from Eurostars/Innosuisse amount to CHF 86,481 (note 16).

        All cash and cash equivalents were held either at banks or on hand at December 31, 2020 and December 31, 2019.

Notes to the Consolidated Financial Statements (Continued)

(Amounts in Swiss francs)

6. Cash and cash equivalents (Continued)

Credit quality of cash and cash equivalents

        The table below shows the cash and cash equivalents by credit rating of the major counterparties:

External credit rating of counterparty	December 31, 2020	December 31, 2019
P-1 / A-1	18,694,883	31,536,646
Cash on hand	157	157

Total cash and cash equivalents	18,695,040	31,536,803

        External credit ratings of counterparties were obtained from Moody's (P-1) or Standard & Poor's (A-1).

7. Other current assets

	December 31, 2020	December 31, 2019
Other financial assets	64,930	13,968
Receivables	68,373	118,028
Prepayments	498,382	720,063
Deferred costs	162,839	—

Total other current assets	794,524	852,059

        The Group applies the IFRS 9 simplified approach to measuring expected credit losses ("ECL"), which uses a lifetime expected loss allowance for all trade receivables and contract assets. As of December 31, 2020, the receivables comprise of four non-governmental debtors whose combined outstanding balances are CHF 20,577 (five non-governmental debtors for CHF 88,075 as of December 31, 2019). The Group has considered these customers to have a low risk of default based on historic loss rates and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables. As a result, excepted loss allowance has been deemed as nil as of December 31, 2020 and December 31, 2019. As of December 31, 2020, prepayments mainly relate to amounts paid to contract research organizations and deferred costs primarily relate to paid legal and auditor fees associated with the preparation of the capital increase executed on January 8, 2021.

Notes to the Consolidated Financial Statements (Continued)

(Amounts in Swiss francs)

8. Right-of-use assets

	Properties	Equipment	Total
Year ended December 31, 2019
Opening net book amount	—	—	—
Adoption of IFRS16 as at January 1, 2019	483,350	61,160	544,510
Additions	308,987	13,541	322,528
Depreciation charge	(296,656)	(27,487)	(324,143)
Exchange differences	445	—	445

Closing net book amount	496,126	47,214	543,340

	Properties	Equipment	Total
At December 31, 2019
Cost	792,337	74,701	867,038
Accumulated depreciation	(296,211)	(27,487)	(323,698)

Net book value	496,126	47,214	543,340

	Properties	Equipment	Total
Year ended December 31, 2020
Opening net book amount	496,126	47,214	543,340
Additions	27,612	—	27,612
Depreciation charge	(333,714)	(25,760)	(359,474)
Effect of modification to lease terms	434,150	—	434,150
Disposals	(72,504)	—	(72,504)
Exchange differences	(7,780)	—	(7,780)

Closing net book amount	543,890	21,454	565,344

At December 31, 2020
Cost	1,111,338	71,168	1,182,506
Accumulated depreciation	(567,448)	(49,714)	(617,162)

Net book value	543,890	21,454	565,344

        For the year ended December 31, 2020, the Group recorded a depreciation charge of CHF 291,107 (2019: CHF 259,940) as part of research and development expenses and CHF 68,367 (2019: CHF 64,203) as part of general and administration expenses. For the same period, the cash out flows for leases amounted to CHF 367,412 and CHF 316,348 respectively.

        The maturity analysis of lease liabilities is presented under note 3.2.

Notes to the Consolidated Financial Statements (Continued)

(Amounts in Swiss francs)

9. Property, plant and equipment

	Equipment	Furniture & fixtures	Chemical Library	Total
Year ended December 31, 2019
Opening net book amount	8,868	—	—	8,868
Additions	28,459	—	—	28,459
Depreciation charge	(9,701)	—	—	(9,701)

Closing net book amount	27,626	—	—	27,626

At December 31, 2019
Cost	1,622,865	7,564	1,207,165	2,837,594
Accumulated depreciation	(1,595,239)	(7,564)	(1,207,165)	(2,809,968)

Net book value	27,626	—	—	27,626

Year ended December 31, 2020
Opening net book amount	27,626	—	—	27,626
Additions	59,414	—	—	59,414
Depreciation charge	(19,280)	—	—	(19,280)

Closing net book amount	67,760	—	—	67,760

At December 31, 2020
Cost	1,682,279	7,564	1,207,165	2,897,008
Accumulated depreciation	(1,614,519)	(7,564)	(1,207,165)	(2,829,248)

Net book value	67,760	—	—	67,760

        For the year ended December 31, 2020, the Group recorded a depreciation charge of CHF 11,759 (2019: CHF 4,732) as part of research and development expenses and CHF 7,521 (2019: CHF 4,969) as part of general and administration expenses.

10. Non-current financial assets

	December 31, 2020	December 31, 2019
Security rental deposits	59,144	68,911

Total non-current financial assets	59,144	68,911

        Security rental deposits relate to laboratory and office space which has decreased during 2020. The applicable interest rate to such deposits is immaterial, and therefore, the value approximates amortized cost.

Notes to the Consolidated Financial Statements (Continued)

(Amounts in Swiss francs)

11. Payables and accruals

	December 31, 2020	December 31, 2019
Trade payables	983,545	2,216,147
Social security and other taxes	171,876	107,415
Accrued expenses	1,336,506	1,872,849

Total payables and accruals	2,491,927	4,196,411

        All payables mature within 3 months. Accrued expenses primarily relate to R&D services from contract research organizations and consultants. The total payables and accruals have decreased at December 31, 2020 compared to December 31, 2019, mainly due to amounts payable related to the preparation of the dipraglurant PD-LID clinical study at December 31, 2019. The carrying amounts of payables do not materially differ from their fair values, due to their short-term nature.

12. Deferred income

        The Group expects the deferred income to be recognized in the statement of comprehensive loss as follows:

	December 31, 2020	December 31, 2019
Within one year	86,481	165,389
Within two years	—	165,390

Total deferred income	86,481	330,779

        The deferred income relates to a grant from Eurostars/Innosuisse described on the note 16 "other income".

13. Share capital

	Number of shares
	Common shares	Treasury shares	Total
Balance at January 1, 2019	28,564,031	(2,158,476)	26,405,555
Issue of shares—capital increase	4,284,604	(4,284,604)	—
Settlement of supplier invoices	—	196,610	196,610
Net sale of treasury shares under liquidity agreement	—	2,983	2,983

Balance at December 31, 2019	32,848,635	(6,243,487)	26,605,148

Settlement of supplier invoices	—	207,190	207,190
Net purchase of treasury shares under liquidity agreement	—	(26,564)	(26,564)
Other net sale of treasury shares	—	333,000	333,000

Balance at December 31, 2020	32,848,635	(5,729,861)	27,118,774

Notes to the Consolidated Financial Statements (Continued)

(Amounts in Swiss francs)

13. Share capital (Continued)

        The Company maintains a liquidity contract with Kepler Capital Markets SA ("Kepler"). Under the agreement, the Group has provided Kepler with cash and shares to enable them to buy and sell the Company's shares. At December 31, 2020, 54,489 (2019: 27,925) treasury shares are recorded under this agreement in the treasury share reserve and CHF 64,930 (2019: CHF 13,968) is recorded in other financial assets.

        At December 31, 2020 and 2019, the total issued share capital is CHF 32,848,635 consisting of 32,848,635 shares. All shares have a nominal value of CHF 1.

        On December 28, 2020, the Group sold 333,000 treasury shares for a gross amount of CHF 749,050 under an equity sales agreement entered into with Kepler.

        For the fiscal year ended December 31, 2020, the Group used 207,190 treasury shares (2019: 196,610) to purchase services from consultants including 114,851 (2019: 113,099) treasury shares for Roger Mills, the Group's Chief Medical Officer. The total value of consulting services settled in shares was CHF 285,745 (2019: CHF 289,214). Under a liquidity agreement, the Group recorded net purchases of treasury shares of CHF 29,037 (2019: net sales of CHF 5,986).

        On May 17, 2019, the Company issued 4,284,604 new shares from the authorized capital to its 100% owned subsidiary, Addex Pharma SA at CHF 1. These shares are held as treasury shares.

14. Share-based compensation

        The total share-based compensation expense recognized in the statement of comprehensive loss for equity incentive units granted to directors, executives, employees, consultants and investors has been recorded under the following headings:

	2020	2019	2018
Research and development	354,934	433,536	880,982
General and administration	821,479	1,252,429	1,417,951

Total share-based compensation	1,176,413	1,685,965	2,298,933

        Analysis of share-based compensation by equity incentive plan is detailed as follows:

	2020	2019	2018
Equity sharing certificate plan	14,644	37,776	77,336
Share purchase plan	49,813	45,593	38,296
Share option plans	1,111,956	1,602,596	2,183,301

Total share-based compensation	1,176,413	1,685,965	2,298,933

Equity Sharing Certificate Equity Incentive Plan

        On June 1, 2010, the Company established an equity incentive plan based on equity sharing certificates ("ESCs") to provide incentives to directors, executives, employees and consultants of the Group. Each ESC provides the holder (i) a right to subscribe for 1,000 shares in the Company, and (ii) a right to liquidation proceeds equivalent to that of shareholders. All rights of the ESCs expire after their defined exercise period with the ownership of the ESCs reverting to the Group. ESCs

Notes to the Consolidated Financial Statements (Continued)

(Amounts in Swiss francs)

14. Share-based compensation (Continued)

granted are subject to certain vesting conditions based on service period defined in each grant agreement. The holder of vested ESCs has the right to subscribe to shares at the subscription price if the underlying share price has reached the floor price. The floor and subscription price are defined by the Board of Directors in each grant agreement at the time of issuance. In the event of a change in control, all ESCs are automatically vested. The Group has no legal or constructive obligation to repurchase or settle ESCs in cash.

        Movements in the number of share subscription rights attached to the ESCs outstanding are as follows:

	2020	2019	2018
At January 1	198,750	265,600	275,933
Granted	—	—	—
Expired	—	(66,850)	(10,333)
Exercised	—	—	—

At December 31	198,750	198,750	265,600

        At December 31, 2020, of the outstanding 198,750 subscription rights (respectively 2019: 198,750 and 2018: 265,600) attached to the ESCs, 171,750 were exercisable (respectively 2019: 144,750 and 2018: 184,600). On April 1, 2019, the exercise period of 90,750 vested ESCs has been extended for 5 years. Included in share-based compensation for the year 2019, CHF 8,667 relates to the fair value adjustment for exercise period extensions of vested ESCs.

        The outstanding subscription rights as at December 31, 2020, 2019 and 2018 have the following expiry dates, subscription prices and floor prices:

	Subscription prices / floor prices (CHF)
At December 31, 2020 Expiry date	1.00 / 2.30	2.00 / 2.30	Total
2024	90,750	—	90,750
2027	—	108,000	108,000

Total subscription rights	90,750	108,000	198,750

	Subscription prices / floor prices (CHF)
At December 31, 2019 Expiry date	1.00 / 2.30	2.00 / 2.30	Total
2024	90,750	—	90,750
2027	—	108,000	108,000

Total subscription rights	90,750	108,000	198,750

Notes to the Consolidated Financial Statements (Continued)

(Amounts in Swiss francs)

14. Share-based compensation (Continued)

	Subscription prices / floor prices (CHF)
At December 31, 2018 Expiry date	1.00 / 2.30	2.00 / 2.30	Total
2019	151,600	—	151,600
2020	6,000	—	6,000
2027	—	108,000	108,000

Total subscription rights	157,600	108,000	265,600

Share option plans

        The Company established a share option plan to provide incentives to directors, executives, employees and consultants of the Group.

        During 2020, the Group granted the following options with vesting over 4 years and a 10-year exercise period as follow:

	Number	Exercise price	Expiry date
January 1, 2020	38,487	1.64	December 31, 2029
April 1, 2020	1,158,011	1.14	March 31, 2030
July 1, 2020	31,362	1.45	June 30, 2030

Total 2020	1,227,860

        During 2019, the Group granted the following options with vesting over 4 years and a 10-year exercise period as follow:

	Number	Exercise price	Expiry date
January 1, 2019	243,506	2.25	December 31, 2028
July 1, 2019	187,189	1.50	June 30, 2029
October 1, 2019	30,000	1.80	September 30, 2029

Total 2019	460,695

        On June 1, 2018 the Group granted 2,467,584 options at an exercise price of CHF 3, with vesting rights over 4 years and a 10-year exercise period.

        Movements in the number of options outstanding are as follows:

	2020	2019	2018
At January 1	5,540,600	5,128,680	2,661,096
Granted	1,227,860	460,695	2,467,584
Exercised	—	(48,775)	—

At December 31	6,768,460	5,540,600	5,128,680

Notes to the Consolidated Financial Statements (Continued)

(Amounts in Swiss francs)

14. Share-based compensation (Continued)

        At December 31, 2020, of the outstanding 6,768,460 share options (respectively 2019: 5,540,600 and 2018: 5,128,680), 4,235,706 were exercisable (respectively 2019: 2,811,825 and 2018: 1,736,764).

        On January 1, 2020, the exercise period of 194,687 vested options has been extended for 5 years and share-based compensation related to the fair value adjustment for the exercise period extensions of CHF 25,309 has been recognized in 2020.

        On April 1, 2019, the exercise period of 506,351 vested options has been extended for 5 years and share-based compensation related to the fair value adjustment for the exercise period extensions of CHF 75,331 has been recognized in 2019.

        The outstanding share options as at December 31, 2020, 2019 and 2018 have the following expiry dates:

	Range of exercise prices (CHF)
At December 31, 2020 Expiry date	1.00 to 1.50	1.51 to 2.00	2.01 to 2.50	2.51 to 3.00	Total
2021	—	10,000	—	—	10,000
2024	—	506,351	—	—	506,351
2025	—	49,687	—	—	49,687
2026	—	95,000	50,000	—	145,000
2027	292,261	1,609,022	—	—	1,901,283
2028	—	—	243,506	2,467,584	2,711,090
2029	187,189	68,487	—	—	255,676
2030	1,189,373	—	—	—	1,189,373

Total	1,668,823	2,338,547	293,506	2,467,584	6,768,460

	Range of exercise prices (CHF)
At December 31, 2019 Expiry date	1.00 to 1.50	1.51 to 2.00	2.01 to 2.50	2.51 to 3.00	Total
2020	—	49,687	—	—	49,687
2021	—	105,000	50,000	—	155,000
2024	—	506,351	—	—	506,351
2027	292,261	1,609,022	—	—	1,901,283
2028	—	—	243,506	2,467,584	2,711,090
2029	187,189	30,000	—	—	217,189

Total	479,450	2,300,060	293,506	2,467,584	5,540,600

	Range of exercise prices (CHF)
At December 31, 2018 Expiry date	1.00 to 1.50	1.51 to 2.00	2.01 to 2.50	2.51 to 3.00	Total
2019	—	555,126	—	—	555,126
2020	—	49,687	—	—	49,687
2021	—	105,000	50,000	—	155,000
2027	292,261	1,609,022	—	—	1,901,283
2028	—	—	—	2,467,584	2,467,584

Total	292,261	2,318,835	50,000	2,467,584	5,128,680

Notes to the Consolidated Financial Statements (Continued)

(Amounts in Swiss francs)

14. Share-based compensation (Continued)

        The weighted average fair value of share options granted during 2020 determined using a Black-Scholes model was CHF 0.45 (2019: CHF 0.68). The significant inputs to the model were:

	2020	2019	2018
Weighted average share price per share at the grant date	CHF 1.16	CHF 1.93	CHF 2.94
Weighted average strike price per share	CHF 1.16	CHF 1.92	CHF 3.00
Weighted average volatility	40.24%	36.45%	36.86%
Dividend yield	—	—	—
Weighted average annual risk-free rate / annual risk-free rate	0.13%	0.13%	0.13%

Share purchase plan

        The Group established a share purchase plan under which services are settled for shares. Under the plan directors, executives, employees and consultants may receive fully paid ordinary shares from the Group's treasury share reserve for services rendered. During the year ended December 31, 2020, 207,190 shares (respectively 2019: 196,610 and 2018: 87,176) were transferred to settle CHF 285,745 (respectively 2019: CHF 289,214 and 2018: CHF 208,085) of consulting fees.

15. Revenue from contract with customer

License & research agreement with Indivior PLC

        On January 2, 2018, the Group entered into an agreement with Indivior for the discovery, development and commercialization of novel GABAB PAM compounds for the treatment of addiction and other CNS diseases. This agreement included the selected clinical candidate, ADX71441. In addition, Indivior agreed to fund a research program at the Group to discover novel GABAB PAM compounds.

        The contract contains two distinct material promises and performance obligations: (1) the selected compound ADX71441 which falls within the definition of a licensed compound, whose rights of use and benefits thereon was transferred in January 2018; and, (2) the research services to be conducted by the Group and funded by Indivior to discover novel GABAB PAM compounds for clinical development that may be discovered over the research term of the agreement and selected by Indivior.

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

        Under terms of the agreement, the Group granted Indivior an exclusive license to use relevant patents and know-how in relation to the development and commercialization of product candidates selected by Indivior. Subject to agreed conditions, the Group and Indivior jointly own all intellectual property rights that are jointly developed and the Group or Indivior individually own all intellectual property rights that the Group or Indivior develop individually. The Group has retained the right to select compounds from the research program for further development in areas outside the interest of

Notes to the Consolidated Financial Statements (Continued)

(Amounts in Swiss francs)

15. Revenue from contract with customer (Continued)

Indivior including Charcot-Marie-Tooth type 1A neuropathy, or CMT1A. Under certain conditions, but subject to certain consequences, Indivior may terminate the agreement.

        In January 2018, the Group received, under the terms of the agreement, a non-refundable upfront fee of USD 5.0 million for the right to use the clinical candidate, ADX71441, including all materials and know-how related to this clinical candidate. In addition, the Group is eligible for payments on successful achievement of pre-specified clinical, regulatory and commercial milestones totaling USD 330 million and royalties on net sales of mid-single digits to low double-digits.

        On February 14, 2019, Indivior terminated the development of their selected compound, ADX71441. Separately, Indivior funds research at the Group, based on a research plan to be mutually agreed between the parties, to discover novel GABAB PAM compounds. These future novel GABAB PAM compounds, if selected by Indivior, become licensed compounds. The Group agreed with Indivior to an initial research term of two years, that can be extended by twelve-month increments and a minimum annual funding of USD 2 million for the Group's R&D costs incurred. R&D costs are calculated based on the costs incurred in accordance with the contract. In 2020, the Group implemented improved systems to capture internal staff costs by project and consequently revised certain cost estimates. Following Indivior's selection of one newly identified compound, the Group has the right to also select one additional newly identified compound. The Group is responsible for the funding of all development and commercialization costs of its selected compounds and Indivior has no rights to the Group's selected compounds. The initial two-year research term was expected to run from May 2018 to April 2020. In 2019, Indivior agreed an additional research funding of USD 1.6 million, for the research period. On October 30, 2020, the research term was extended until June 30, 2021 and Indivior agreed an additional research funding of USD 2.8 million.

        For the research activities, the Group recognized CHF 3.6 million for the year ended December 31, 2020 (respectively 2019: CHF 2.8 million and 2018: CHF 1.2 million) and recorded CHF 0.7 million as contract liability (2019: CHF 0.9 million).

Janssen Pharmaceuticals Inc. (formerly Ortho-McNeil-Janssen Pharmaceuticals Inc).

        On December 31, 2004, the Group entered into a research collaboration and license agreement with Janssen Pharmaceuticals Inc. (JPI). In accordance with this agreement, JPI has acquired an exclusive worldwide license to develop mGlu2 PAM compounds for the treatment of human health. The Group is eligible to receive up to EUR 109 million in success-based development and regulatory milestone, and low double-digit royalties on net sales. The Group considers these various milestones to be variable consideration as they are contingent upon achieving uncertain, future development stages and net sales. For this reason, the Group considers the achievement of the various milestones as binary events that will be recognized as revenue upon occurrence.

        No amounts have been recognized under this agreement in 2020, 2019 and 2018.

16. Other income

        Under a grant agreement with Eurostars/Innosuisse and Michael J.Fox Foundation, the Group is required to complete specific research activities within a defined period of time. The Group's funding is fixed and received based on the satisfactory completion of the agreed research activities and incurring the related costs.

Notes to the Consolidated Financial Statements (Continued)

(Amounts in Swiss francs)

16. Other income (Continued)

Eurostars/Innosuisse

        In October 2019, the Group received CHF 380,184 from Eurostars/Innosuisse. For the year ended December 31, 2020, the Group has recognized CHF 244,298 as other income (CHF 49,405 for the year ended December 31, 2019). As at December 31, 2020, the Group recognized CHF 86,481 as short term deferred income in accordance with the grant conditions. As at December 31, 2019 the Group recognized CHF 165,389 and CHF 165,390 as short and long-term deferred income, respectively.

Michael J.Fox Foundation for Parkinson's Research (MJFF)

        Until 2018, the Group has received USD 1.8 Million from MJFF for the funding of clinical testing of Dipraglurant for the treatment of Parkinson's disease levodopa-induced dyskinesia (PD-LID) and TrKB PAM discovery activities.

        For the year ended December 31, 2018 the Group recognized CHF 609,212 in other income from Michael J.Fox Foundation.

        In 2020, the Group has additionally recognized revenue from IT consultancy agreements as other income for CHF 22,026 (CHF 21,430 for the period ended December 31, 2019).

17. Operating costs

	2020	2019	2018
Staff costs (note 18)	4,397,004	4,288,815	2,224,206
Depreciation (notes 8/9)	378,754	333,844	2,938
External research and development costs	6,981,854	9,350,667	2,368,457
Laboratory consumables	295,005	230,097	144,169
Patent maintenance and registration costs	328,177	268,143	261,954
Professional fees	1,399,123	1,951,661	2,313,722
Short term leases	36,651	26,150	179,102
Insurance D&O	1,505,897	44,142	19,358
Other operating costs	799,952	944,303	613,392

Total operating costs	16,122,417	17,437,822	8,127,298

        The evolution of the total operating costs is mainly driven by external research and development expenses, internal staff costs, other operating costs and professional fees.

        During the year ended December 31, 2020, external research and development costs decreased by CHF 2.4 million compared to the year ended December 31, 2019 primarily due to delays in starting certain clinical development activities due to the global coronavirus pandemic. During the same period, professional fees decreased by CHF 0.6 million primarily due to lower audit and legal fees which had been abnormally high in 2019 due to the preparation of the Company's Nasdaq listing. Insurance costs increased by CHF 1.5 million due to higher directors and officer's liability insurance premiums following the Company's Nasdaq listing on January 29, 2020.

Notes to the Consolidated Financial Statements (Continued)

(Amounts in Swiss francs)

18. Staff costs

	2020	2019	2018
Wages and salaries	2,959,856	2,438,448	1,273,382
Social charges and insurances	315,164	243,232	112,524
Value of share-based services (note 14)	901,425	1,310,888	719,374
Retirement benefit expenses (note 20)	220,559	296,247	118,926

Total staff costs	4,397,004	4,288,815	2,224,206

        The wages and salaries increased by CHF 0.5 million for the year ended December 31, 2020 compared to the same period in 2019, primarily due to an increase in the average number of full-time equivalent employees from 16.7 in 2019 to 22.2 in 2020.

19. Taxes

	December 31, 2020	December 31, 2019	December 31, 2018
Loss before tax	12,858,599	14,780,604	1,644,798

Tax calculated at a tax rate of 13.99% (2019 and 2018 : 23.40%)	1,798,918	3,458,661	384,883
Effect of different tax rates in USA and France	11,046	926	(617)
Deductible expenses charged against equity / deferred costs for issuance of shares	78,164	39,876	693,439
Sale of treasury shares by a subsidiary, recognized as financial income in standalone financial statements	(71,285)	(16,161)	(29,760)
Expenses not deductible for tax purposes	(160,729)	(418,356)	(542,632)
Temporary differences	(2,515)	(140)	—

Total tax losses not recognized as deferred tax asset	(1,653,599)	(3,064,806)	(505,313)

Income tax expense	—	—	—

        The Federal act on Tax Reform and Old Age and Survivors' Insurance is effective in Switzerland from January 1, 2020. As a result, the income tax rate for companies in Geneva decreased from 23.40% to 13.99%.

        The Group has revised certain 2019 and 2018 comparative amounts in the above tax reconciliation table, which were netted against total tax losses not recognized as a deferred tax asset and therefore did not have any effect on the income tax expense and the consolidated balance sheet.

        The Group has decided not to recognize any deferred income tax assets at December 31, 2020, 2019 or 2018. The key factors which have influenced management in arriving at this evaluation are the fact that the Group has not yet a history of making profits and product development remains at an early stage.

        The amount of deferred income tax assets that arise from sources other than tax losses carried forward and the amount of deferred income tax liabilities are insignificant compared to the unrecognized tax losses carried forward.

Notes to the Consolidated Financial Statements (Continued)

(Amounts in Swiss francs)

19. Taxes (Continued)

        The tax losses carried forward by the Group and their respective expiry dates are as follows:

	December 31, 2020	December 31, 2019	December 31, 2018
2019	—	—	27,481,171
2020	—	15,982,220	15,982,220
2021	1,224,210	1,224,210	1,224,210
2022	3,540,541	3,540,541	3,540,541
2023	141,425,567	141,425,567	3,309,636
2024	290,949	290,949	290,949
2025	3,586,490	3,586,490	3,586,490
2026	23,467,858	23,467,858	—
2027	9,834,675	—	—

Total unrecorded tax losses carry forwards	183,370,289	189,517,835	55,415,217

        As of December 31, 2020, the unrecorded tax losses carried forward increased to CHF 183,370,289 (2019: CHF 189,517,835). On July 18, 2019, the swiss tax administration accepted to renew CHF 138,115,931 that expires on December 31, 2023.

20. Retirement benefit obligations

        Apart from the social security plans fixed by the law, the Group sponsors an independent pension plan. The Group has contracted with Swiss Life for the provision of occupational benefits. All benefits in accordance with the regulations are reinsured in their entirety with Swiss Life within the framework of the corresponding contract. This pension solution fully reinsures the risks of disability, death and longevity with Swiss Life. Swiss Life invests the vested pension capital and provides a 100% capital and interest guarantee. The pension plan is entitled to an annual bonus from Swiss Life comprising the effective savings, risk and cost results. Although, as is the case with many Swiss pension plans, the amount of ultimate pension benefit is not defined, certain legal obligations of the plan create constructive obligations on the employer to pay further contributions to fund an eventual deficit; this results in the plan nevertheless being accounted for as a defined benefit plan. All employees are covered by this plan, which is a defined benefit plan. Retirement benefits are based on contributions, computed as a percentage of salary, adjusted for the age of the employee and shared approximately 46% / 54% by employee and employer. In addition to retirement benefits, the plans provide death and long-term disability benefits to its employees. Liabilities and assets are revised every year by an independent actuary. Assets are held in the insurance company. In accordance with IAS 19 (revised), plan assets have been estimated at fair market values and liabilities have been calculated according to the "projected unit credit" method. The Group recorded a pension benefit charge in 2020 of CHF 220,559 (respectively CHF 296,247 in 2019 and CHF 118,926 in 2018) as part of staff costs.

Notes to the Consolidated Financial Statements (Continued)

(Amounts in Swiss francs)

20. Retirement benefit obligations (Continued)

Employment benefit obligations

        The amounts recognized in the balance sheet are determined as follows:

	2020	2019
Defined benefit obligation	(9,406,967)	(8,583,214)
Fair value of plan assets	7,714,430	7,101,476

Funded status	(1,692,537)	(1,481,738)

        The amounts recognized in the statement of comprehensive loss are as follows:

	2020	2019	2018
Current service cost	(315,727)	(286,515)	(115,146)
Past service cost	102,764	—	—
Interest cost	(21,799)	(81,829)	(37,903)
Interest income	14,203	72,097	34,123

Company pension amount (note 18)	(220,559)	(296,247)	(118,926)

        The conversion rates have changed as at January 1, 2020, which has led to a positive past service cost during the year 2020.

        The movements in the defined benefit obligations during the year are as follows:

	2020	2019
Defined benefit obligation at beginning of year	(8,583,214)	(7,060,278)
Current service cost	(315,727)	(286,515)
Past service cost	102,764	—
Interest cost	(21,799)	(81,829)
Employee contributions	(205,085)	(166,150)
Actuarial loss arising from changes in financial assumptions	—	(875,960)
Actuarial gain arising from changes in demographic assumptions	—	91,212
Actuarial loss on experience adjustment	(208,572)	(263,491)
Benefits paid/ (deposited)	(175,334)	59,797

Defined benefit obligations at end of year	(9,406,967)	(8,583,214)

Notes to the Consolidated Financial Statements (Continued)

(Amounts in Swiss francs)

20. Retirement benefit obligations (Continued)

        The movements in the fair value of plan assets during the year are as follows:

	2020	2019
Fair value of plan assets at beginning of year	7,101,476	6,420,927
Interest income	14,203	72,097
Employee contributions	205,085	166,150
Employer contributions	243,289	199,715
Plan assets gain/(loss)	(24,957)	302,384
Benefits (paid)/ deposited	175,334	(59,797)

Fair value of plan assets at end of year	7,714,430	7,101,476

        As of the date of the preparation of these consolidated financial statements, the 2020 annual report of the pension fund has not yet been issued, and therefore the detailed structures and assets held at December 31, 2020, are not currently available for presentation. However, the detailed assets held at December 31, 2019, which were reported to the Group on May 19, 2020 by its plan administrator, are as follows:

December 31, 2019
Cash	1.52%
Bonds	56.35%
Equity instruments	12.52%
Real estate	20.29%
Mortgages	8.18%
Others	1.14%

Total	100.00%

        The principal actuarial assumptions used were as follows:

	December 31, 2020	December 31, 2019
Discount rate	0.20%	0.20%
Mortality tables	BVG2015 GT	BVG2015 GT
Salary growth rate	1.00%	1.00%
Pension growth rate	0.00%	0.00%

        The following sensitivity analysis shows the impact of increasing or decreasing certain assumptions on the defined benefit obligation of the Swiss pension plan:

  •
  0.25% increase or decrease in the discount rate would lead to a decrease of 4.36% (2019: 4.47%) or an increase of 5.06% (2019: 5.22%) in the defined benefit obligation.

  •
  0.25% increase or decrease in the interest rate on retirement savings capital would lead to an increase of 0.63% (2019: 0.59%) or a decrease of 0.59% (2019: 0.53%) in the defined benefit obligation.

Notes to the Consolidated Financial Statements (Continued)

(Amounts in Swiss francs)

20. Retirement benefit obligations (Continued)

  •
  0.25% increase or decrease in salaries would lead to an increase of 0.03% (2019: 0.03%) or a decrease of 0.02% (2019: 0.02%) in the defined benefit obligation; and

  •
  +/–1 year in the life expectancy would lead to an increase of 1.85% (2019: 1.86%) or a decrease of 1.92% (2019: 1.92%) in the defined benefit obligation.

        The discount rate and life expectancy were identified as significant actuarial assumptions for the Swiss pension plan.

        The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligations to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as that used in calculating the pension liability recorded on consolidated balance sheets.

        The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.

        The estimated employer contributions to pension plans for the financial year 2021 amount to CHF 245,000. The following table shows the funding of the defined benefit pensions and actuarial adjustments on plan liabilities:

	2020	2019
Present value of defined benefit obligation	(9,406,967)	(8,583,214)
Fair value of plan assets	7,714,430	7,101,476

Deficit in the plan	(1,692,537)	(1,481,738)

Experience adjustment	(208,572)	(1,048,239)
Actuarial gain/(loss) on plan assets	(24,957)	302,384

        The following table shows the estimated benefit payments for the next ten years where the number of employees remains constant:

2021	351,000
2022	342,000
2023	336,000
2024	716,000
2025	313,000
2026 - 2030	1,572,000

Notes to the Consolidated Financial Statements (Continued)

(Amounts in Swiss francs)

21. Finance costs

	2020	2019	2018
Interest income	35,305	36,874	—
Interest expense on leases	(19,042)	(22,603)	—
Interest cost	(50,460)	(105,915)	(134,307)
Foreign exchange losses	(581,128)	(84,803)	(85,866)

Finance costs	(615,325)	(176,447)	(220,173)

        The evolution of the finance costs is mainly driven by foreign exchange losses that increased by CHF 0.5M for the year ended December 31, 2020 compared to the same period in 2019 due to the strengthening of the Swiss franc against the U.S dollar.

22. Loss per share

        Basic and diluted loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of shares in issue during the year excluding shares purchased by the Group and held as treasury shares.

	2020	2019	2018
Loss attributable to equity holders of the Company	(12,858,599)	(14,780,604)	(1,644,798)
Weighted average number of shares in issue	26,681,774	26,428,269	23,293,237

Basic and diluted loss per share	(0.48)	(0.56)	(0.07)

        The Company has three categories of dilutive potential shares as at December 31, 2020, 2019 and 2018: equity sharing certificates ("ESCs"), share options and warrants. As of December 31, 2020, 2019 and 2018, equity sharing certificates, share options and warrants have been ignored in the calculation of the loss per share, as they would be antidilutive.

        The total number of dilutive instruments as of December 31, 2020 is 13,034,108 (respectively 2019: 11,906,248 and 2018: 11,561,178) which primarily consists of 198,750 ESCs, 6,768,460 ESOP and 5,866,898 warrants granted in connection with the capital increase of March 18, 2018 (respectively 2019: 198,750 ESCs, 5,540,600 ESOP and 5,866,898 warrants granted in connection with the capital increase of March 18, 2018 and 2018: 265,600 ESCs, 5,128,680 ESOP and 5,866,898 warrants granted in connection with the capital increase of March 18, 2018). These options could potentially dilute basic earnings per share in the future.

23. Commitments and contingencies

Capital commitments

        As at December 31, 2020 and 2019, the Group has no contracted capital expenditure.

Contingencies

        As part of the ordinary course of business, the Group is subject to contingent liabilities in respect of certain litigation. Currently, there is no outstanding litigation.

Notes to the Consolidated Financial Statements (Continued)

(Amounts in Swiss francs)

24. Related party transactions

        Related parties include members of the Board of Directors and the Executive Management of the Group. The following transactions were carried out with related parties:

Key management compensation

	2020	2019	2018
Salaries, other short-term employee benefits and post-employment benefits	1,314,723	1,156,427	522,163
Consulting fees	317,425	364,535	577,078
Share-based compensation	975,579	1,434,190	2,019,430

	2,607,727	2,955,152	3,118,671

        Salaries, other short-term employee benefits and post-employment benefits relate to members of the Board of Directors and Executive Management who are employed by the Group. Consulting fees primarily relate to Roger Mills, a member of the Executive Management who delivers his services to the Group under a consulting contract. The Group has a net payable to the Board of Directors and Executive Management of CHF 145,443 at December 31, 2020 (December 31, 2019: CHF 176,089).

25. Events after the balance sheet date

        On January 8, 2021, Addex Therapeutics Ltd issued 6,900,000 registered shares, with a nominal value of CHF 1 each, at an issue price of CHF 1.46367. Out of the total new shares, 6,750,000 are in the form of American Depositary Shares, listed on the Nasdaq Stock Market. As a result, the Company's share capital increased from CHF 32,848,635 to CHF 39,748,635. The gross proceeds amount to CHF 10.1 million (USD 11.5 million).