Form 20-F
period 2021-12-31
Addex Therapeutics Ltd.
filed 2022-03-10
CIK 1574232

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐       SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number 001-39179

Addex Therapeutics Ltd

(Exact name of registrant as specified in its charter and translation of registrant’s name into English)

Switzerland

(Jurisdiction of incorporation or organization)

Chemin des Mines 9, CH- 1202 Geneva, Switzerland

(Address of principal executive offices)

Tim Dyer

Chief Executive Officer, Addex Therapeutics Ltd, Chemin des Mines 9,

CH- 1202 Geneva, Switzerland

Tel: + 41 22 884 1555

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Trading Symbol Name of each exchange on which registered
American Depositary Shares,	ADXN	The Nasdaq Stock Market LLC
each representing 6 ordinary shares,
CHF 1.00 per share

Shares, par value CHF 1.00 per share*

* Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Shares, par value CHF 1.00 per share: 37,898,149 shares outstanding as of December 31, 2021

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer☐	Accelerated filer☐	Non-accelerated filer☒	Emerging growth company☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

†                The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	other☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all references in this Annual Report on Form 20-F to the terms “Addex,” “Addex Therapeutics,” “Addex Therapeutics Ltd,” “the company,” “we,” “us” and “our” refer to Addex Therapeutics Ltd together with its subsidiaries.

We own trademarks for Addex Therapeutics in Switzerland. All other trade names, trademarks and service marks of other companies appearing in this Annual Report on Form 20-F are the property of their respective holders. Solely for convenience, the trademarks and trade names in this Annual Report on Form 20-F may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Our reporting currency is the Swiss franc. The exchange rate between the Swiss franc and the U.S. dollar as of February 16, 2022 was $1.0857 per CHF 1.0. We present our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Readers of this Annual Report on Form 20-F should note that there may be certain differences between the presentation of our financial position, results of operations and cash flows under IFRS and U.S. generally accepted accounting principles.

The terms “dollar,” “USD” or “$” refer to U.S. dollars and the terms “Swiss francs” or “CHF” refer to the legal currency of Switzerland.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this Annual Report on Form 20-F, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this Annual Report on Form 20-F, the words “anticipate,” “believe,” “continue” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “ongoing,” “objective,” “plan,” “potential,” “predict,” “should,” “will” and “would,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	the development of our product candidates, including statements regarding the timing of initiation, completion and the outcome of pre-clinical studies or clinical trials and related preparatory work, the period during which the results of the studies or trials will become available and our research and development programs with respect to our product candidates;
●	the impact of COVID-19 and related global macroeconomic conditions on our business and operations;
●	the impact of Russia’s invasion of Ukraine and ancillary developments on our business and operations;
●	our ability to obtain and maintain regulatory approval of our product candidates in the indications for which we plan to develop them, and any related restrictions, limitations or warnings in the label of an approved drug or therapy;
●	our plans to collaborate, or statements regarding the ongoing collaborations, with partner companies;
●	our plans to research, develop, manufacture and commercialize our product candidates;
●	the timing of our regulatory filings for our product candidates;
●	the size and growth potential of the markets for our product candidates;
●	our ability to raise additional capital;
●	our commercialization, marketing and manufacturing capabilities and strategy;
●	our expectations regarding our ability to obtain and maintain intellectual property;
●	our ability to attract and retain qualified employees and key personnel;
●	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;
●	how long we will qualify as an emerging growth company or a foreign private issuer;
●	our estimates regarding future revenue, expenses and needs for additional financing;
●	our belief that our existing cash, cash equivalents and marketable securities as of December 31, 2021 will be sufficient to fund our operating expenses and capital expenditure requirements through at least the first half of 2023;
●	regulatory developments in the United States, European Union and other jurisdictions; and
●	other risks and uncertainties, including those listed in this section of this Annual Report on Form 20-F titled “Item 3.D—Risk Factors.”

You should refer to the section of this Annual Report on Form 20-F titled “Item 3.D—Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Annual Report on Form 20-F will prove to be accurate. Furthermore, if our forward- looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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

This Annual Report on Form 20-F contains estimates, projections and other information concerning our industry, our business and the markets for our product candidates. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties such as investment banking analysts, industry, medical and general publications, government data and similar sources. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Item 3.D—Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.  Offer Statistics and Expected Timetable.

Not applicable.

Item 3.  Key Information.

A.Selected Financial Data

Reserved.

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this Annual Report on Form 20-F and in our other filings with the United States Securities and Exchange Commission, or the SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition, results of operations and growth prospects could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this Annual Report and our other SEC filings. See “Special Note Regarding Forward-Looking Statements” above.

Summary Risk Factors

●	We will need significant amounts of additional new capital to fund our continued development activities.
●	We cannot guarantee that we will have sufficient funds available in the future to develop and commercialize our current or future drug candidates.
●	We have a history of net losses and negative cash flows, and we expect that such losses will continue for the foreseeable future and that we may never achieve or maintain profitability.
●	We are a development-stage company working with novel approaches to therapeutics, which may not be successful.
●	We have no products on the market and we may never generate revenue from the sale or licensing of product candidates.
●	The future of our business and operations depends on the success of our allosteric modulator development programs, including our most advanced proprietary product candidate, dipraglurant.
●	Our dependence on Janssen to develop and commercialize ADX71149 and Indivior to develop and commercialize our GABAB PAM program exposes us to significant risks.

●	If third parties on which we depend to conduct our clinical trials do not perform as contractually required, fail to satisfy regulatory or legal requirements or miss expected deadlines, our clinical development program could be delayed and otherwise adversely affected.
●	Our business could be negatively affected by the effects of health epidemics, including the evolving effects of the COVID-19 pandemic, in regions where we or third parties on which we rely have significant manufacturing facilities, concentrations of clinical trial sites or other business operations.
●	Russia’s invasion of Ukraine and ancillary developments may have an adverse effect on our business.
●	Because we rely on third party manufacturing and supply partners, our clinical development supplies and other materials may become limited or interrupted or may not be of satisfactory quality.
●	Our drug candidates must prove their efficacy and safety in rigorous clinical testing that is expensive, time-consuming and may be delayed, suspended or terminated at any time.
●	We face competition from entities that have developed or may develop similar or different product candidates aimed at the indications on which we are focusing.
●	Any commercialization efforts by us will require us to develop sales, marketing and distribution capabilities internally or through arrangements with third parties.

Risks Related to Our Business

We will need significant amounts of additional new capital to fund our continued development activities.

As of December 31, 2021, we had CHF 20.5 million of cash and cash equivalents. Our monthly spending levels vary based on new and ongoing development and corporate activities. Currently, on a going concern basis, we expect to be able to finance our operations through the first half of 2023, unless we are able to raise new funds. Accordingly, we intend to primarily focus our resources on continuing to investigate dipraglurant, an mGlu5 negative allosteric modulator, for the treatment of Parkinson’s disease and dystonia and corporate development activities aimed at securing resources from investors, partners and grant providers to advance our other clinical and preclinical programs, as well as our allosteric modulator discovery platform.

Our budgeted external costs for the development plans described above and further detailed in the section entitled “Item 4—Information on the Company” are based on discussions with contract research organizations and other external suppliers, and for some of these external costs we have not entered into any agreements or other arrangements that would establish or guarantee the costs of these programs. There is a risk that these development plans could be more costly than we anticipate, including as a result of unanticipated delays.

Although we believe that we will have sufficient resources to fund our intended operations through the first half of 2023, we cannot assure you of this and our ability to finance our operations and pursue our intended development plans beyond that date which will depend on our ability to generate additional funding through further partnerships or grants and amounts we may raise through further financings such as additional equity offerings. If our development plans are not successful, we may not be able to generate additional funding through partnerships or grants, or raise further financing through equity offerings or otherwise, or we may only be able to do so on terms that are not favorable to our shareholders.

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

Since we began operations in 2002, we have not had product revenue and our expenses have substantially exceeded our revenue, resulting in continuing operating losses and an accumulated deficit of CHF 329.1 million at December 31, 2021. For the year ended December 31, 2021, we incurred a net loss of CHF 15.4 million. These losses have resulted principally from costs incurred in research and development of our drug candidates and general and administrative expense.

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

We have devoted our resources to the discovery and development of allosteric modulators for neurological diseases. Since inception, we have focused on building a drug discovery platform, including a knowledge-based chemical library and proprietary biological screening tools as well as a portfolio of drug candidates. Discovery and development of allosteric modulators involves novel approaches to therapeutics. We are subject to the risks of failure inherent in the development of product candidates based on new technologies. There is little precedent for the successful commercialization of products based on our technologies, and there are a number of technological challenges that we must overcome to complete most of our development efforts. If we are not successful in development, it will have a material adverse effect on our business, financial condition, results of operations and prospects.

We have no products on the market and we may never generate revenue from the sale or licensing of product candidates.

Our ability to achieve and sustain profitability depends on obtaining regulatory approvals for and successfully commercializing our product candidates, either alone or with third parties, such as our partner for ADX71149, Janssen, and our partner for GABAB PAM, Indivior. Currently, none of our product candidates has been approved for marketing and commercialization or is in Phase 3 trials. We cannot guarantee that any of our product candidates will be successfully tested, approved by the U.S. Food and Drug Administration (FDA), the European Medicines Agency (EMA), Swissmedic, Swiss Agency for Therapeutic Products, or any other regulatory agency or marketed and commercialized at any time in the foreseeable future or at all. If approval is obtained for a product candidate, we cannot assure you that we will be able to generate or sustain revenue from any sales due to factors such as whether the product is manufactured at a competitive cost or accepted in the market, as well as general and industry-specific local and international economic pressures. With our strategy to focus on allosteric modulator development, these risks continue to be significant and may increase to the extent the space becomes more competitive or less favored in the commercial marketplace. Our focus on rare disease indications with the potential for orphan drug designation limits the size of the patient population for even an approved product, unless approval is expanded for use beyond a particular rare disease. Because of the inherently small patient population for treatment of a rare disease, an approved product with orphan drug designation for which pricing is not approved or accepted in the market at an appropriate level may not generate enough revenue to offset costs of development, manufacturing, marketing and commercialization despite any benefits received from the designation, such as market exclusivity, assistance in clinical trial design, a reduction in user fees or tax credits related to development expense, and our business may be adversely affected.

The global pandemic caused by COVID-19 could materially and adversely impact our business and clinical trials, including potentially delaying our Phase 2b/3 pivotal clinical trial of dipraglurant in PD-LID patients.

In early 2020, a coronavirus disease (COVID-19) pandemic developed globally resulting in a significant number of infections and negative effects on economic activity. Since then, the pandemic has, among other things, caused various emergency measures to be applied by various countries around the world (including the United States as well as our country of incorporation, Switzerland) and has brought along substantial volatility in financial markets both globally and in Switzerland. While COVID-19 is still spreading and the final implications of the pandemic are difficult to estimate at this stage, it is clear that it will affect the lives of a large portion of the global population and cause significant effects. At this time, the pandemic has caused states of emergency to be declared in various countries, travel restrictions imposed globally, quarantines established in certain jurisdictions and various institutions and companies being closed. We are actively monitoring the situation and are taking any necessary measures to respond to the situation in cooperation with the various stakeholders.

We have taken proactive steps to help protect the health and safety of our employees and maintain business continuity. As COVID-19 vaccines became available, we strongly encouraged employees to get vaccinated when eligible, followed federal and state government vaccination requirements, offered paid time off to employees for primary and booster vaccinations.

Depending on the duration of the COVID-19 crisis and continued negative impact on global economic activity, we may have to take additional measures that will have a negative impact on our business continuity and may experience certain liquidity restraints as well as incur impairments on its assets. The exact impact on our activities in 2022 and thereafter cannot be reasonably predicted. However, based on the risk mitigation measures undertaken, we concluded that there is no material uncertainty that may cast a significant doubt upon our ability to continue as a going concern.

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

Our business strategy requires us to enter into various forms of collaboration arrangements with other companies, licensors or licensees to research, develop and commercialize our drug candidates. We are unlikely to be able to enter into new collaborative arrangements with respect to the drug candidates we are currently developing internally until we complete at least the next stage of their respective development activities. We cannot assure you that we will be able to maintain our existing collaborations with Janssen and Indivior, negotiate collaboration arrangements in the future on acceptable terms with first choice partners, if at all, or that any such collaboration arrangements will be successful. To the extent that we are not able to maintain or establish such arrangements, we would be forced to seek alternatives, including undertaking drug development and commercialization activities on our own, which would increase our capital requirements and could require us to limit the scope of some or all of our other research and development activities. Under a collaboration agreement, we are likely to have limited influence over the future development or commercialization of the relevant drug candidates. Such development or commercialization may depend significantly on the efforts and activities of the collaborator. Under the terms of an agreement, a collaborator may have significant discretion in determining the efforts and resources it dedicates to the collaboration, which may change over time depending on the collaborator’s overall strategic priorities. The suspension or termination of our collaboration arrangements, the failure of our collaboration arrangements to be successful or the delay in the development or commercialization of drug candidates pursuant to collaborations could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Drug approval requires extensive, time consuming and expensive clinical testing to demonstrate safety, tolerability and efficacy of a drug and meet other regulatory standards for authorization to market and commercialize. The development of innovative drugs is inherently risky and the utility and success of a drug will depend on its efficacy and side effect profile for the target patient population. Preclinical studies and clinical trials are long, expensive and uncertain processes. Successful results obtained in preclinical studies and early clinical trials may not be predictive of results in later clinical trials and do not ensure that later preclinical studies or clinical trials will be successful. Clinical trials may be delayed, suspended or terminated as a result of many factors, many of which are or may be beyond our control, such as:

●	suspension or termination of clinical trials by regulators, institutional review boards or data safety monitoring boards;
●	termination due to safety issues or lack of efficacy of the drug tested;
●	a collaboration partner’s termination of an arrangement with us or inadequate dedication of financial or other resources towards development under an arrangement with us;
●	inability to enter into adequate collaboration arrangements to complete the development or commercialization and manufacturing of our drug candidates;
●	insufficient availability of a drug product in accordance with cGMP quality;
●	disruptions caused by the COVID-19 pandemic may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing clinical trials; or
●	slower than expected enrollment of patients or lack of compliance by patients.

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

The development and commercialization of drugs is highly competitive. We compete with a variety of multinational pharmaceutical companies and specialized pharmaceutical companies, including products approved for marketing and/or product candidates under development, for each of the product candidates and each of the indications for which we are developing our product candidates. Competitor firms include Adamas Pharmaceuticals, Avanir Pharmaceuticals, Inc., Eli Lilly and Company, F. Hoffmann-La Roche Ltd, Heptares Therapeutics Ltd, Indivior (as certain to product candidates outside the scope of our collaboration with Indivior), Integrative Research Laboratories Therapeutics AB, Lundbeck Pharmaceuticals Ltd, Medytox Korea Co., Ltd., Merck & Co. Inc., Neuraltus Pharmaceuticals, Inc., Newron Pharmaceuticals, Inc. and Novartis Pharma AG, as well as technology being developed at universities and other research institutions. Many of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and supply resources or experience than we have. Our competitors have developed, are developing or will develop drug candidates and processes that will compete with our drug candidates. Competitors may enjoy a significant competitive advantage if they are able to achieve patent protection, obtain marketing authorizations and commence commercial sales of their drugs before us. Competing drugs could present superior treatment alternatives for our targeted indications, including by being more effective, safer or convenient, and even make our drug candidates or know-how obsolete before we reach the market. In addition, competitors may sell drugs below the price level at which appropriate return for our investment in drug development is possible. As a result of these factors, we may be unable to successfully develop commercially feasible drugs and our commercial opportunities may be reduced or eliminated, and we may not be able to successfully compete. This would have a material adverse effect on our business, financial condition, results of operations and prospects.

We may fail to obtain, maintain or enforce licenses, patents and proprietary technology.

Our success depends in part on our ability to obtain patent protection for our drug candidates and processes, preserve our trade secrets and other proprietary rights and to defend and enforce our rights against infringement in Europe, the United States and other countries. If we are unable to do so, our drugs, technologies and know-how may not provide us with a competitive advantage. The validity and breadth of claims in patent applications involve complex legal and factual questions and, therefore, involve uncertainty. We owned 14 U.S. and at least 234 foreign patents and a number of pending patent applications that cover various aspects of our technologies as of December 31, 2021. No assurance can be given that patents based on pending patent applications or any future patent applications will be issued. We may need to refine or narrow our claims. Due to their broad scope, some of our generic compound claims may not be patentable. Other of our patent applications may not be granted if third parties have earlier filed applications for inventions covered by our pending patent applications. The scope of any patent protection we are able to obtain may not provide us with sufficient protection against competing drugs or provide competitive advantages to us. Any of the patents that have been or may be issued to us may be held invalid or unenforceable if subsequently challenged by competitors or other third parties. Furthermore, there can be no assurance that others have not developed or will not develop similar drugs, duplicate any of our drugs or design around any patents that have been or may be issued to us. Any of our granted, valid and enforceable patents will provide protection for only a limited period of time. We cannot assure that we will obtain any extensions of patent protection that are sometimes offered if certain clinical development extension application deadlines are met or that we will be successful in seeking any method of use patent. If a method of use patent is granted but product patents are not granted or expire, third parties would be able to develop products using the method in indications not covered by the method of use patent.

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

In the future, third parties with patent claims that overlap with our intended activities may decide to sue us for monetary damages or to prevent us from manufacturing, selling or developing our drug candidates. We could also become subject to claims that we or our employees have inadvertently or otherwise used or disclosed intellectual property, trade secrets or other proprietary information of an employee’s former employer, particularly if such employer is a university or pharmaceutical company. Additionally, to protect our patent rights, we may decide to initiate lawsuits against third parties. Defending against or initiating such claims, which typically go on for years before a legal judgment or settlement is obtained, would involve significant effort and expense and could divert management’s attention from the operation of our business. Any such proceedings could involve prior art and put our patents at risk of being invalidated or interpreted narrowly and our pending patent applications at risk of not being issued. In addition, there is a risk that some of our confidential information could be compromised by disclosure in such proceedings and provide competitors with access to our proprietary information. Further, the outcome of any such proceedings may be unfavorable to us. If the manufacture, use or sale of any of our drug candidates infringes the patents, or violates other proprietary rights, of third parties, a court or settlement agreement may require us to pay actual damages and, potentially, penalties, including the other party’s attorney’s fees, which may be substantial. We could also be required to cease the development, manufacture, use and sale of drugs that infringe the patent rights of others, to expend significant resources to redesign our technology so that it does not infringe the patent rights of others, to develop or acquire non-infringing technology, which may not be possible, or to obtain licenses to the infringed intellectual property, which may not be available to us on acceptable terms or at all. We cannot guarantee that we will have sufficient financial or other resources to protect intellectual property significant to the development of our product candidates.

Even if a product candidate receives regulatory approval, lack of market acceptance may prevent us from generating revenue from commercialization of the product.

Even if a product candidate is approved, if we or a partner are not successful in commercializing the product, we will not generate revenue from sales. Revenue generated from an approved product depends on its successful commercialization. Many factors may impede successful commercialization, many of which are or may be beyond our or a partner’s control. These factors include the proprietary rights of third parties, including our competitors, the failure of a product to prove effective as, or offer therapeutic or other improvements over, existing or future drugs used to treat the same or similar conditions or the inability of a product to gain acceptance by patients, the medical community or third-party payors, such as insurance companies or government reimbursement programs, or the inability of produce a product in commercial quantities at an acceptable cost, or at all. Even if our drug development is successful and marketing authorization has been obtained, our ability, or our partners’ ability, to generate significant revenue will depend on the acceptance of our drugs by physicians, patients, third-party payors and the medical community. We cannot assure you that we or our partners will achieve market acceptance of our drug candidates or generate revenue once we or our partners obtain marketing authorization. The market acceptance of any of our drug candidates depends on a number of factors, including the continued demonstration of efficacy and safety in commercial use, cost-effectiveness, convenience and ease of administration, competition, marketing and distribution support, the scope of the approved uses and labeling requirements, prevalence and severity of any side effects, and adequate government or other third-party coverage or reimbursement for the cost of the drug. To the extent competitors are able to commercialize competing drugs before our drugs have achieved market approval and acceptance, we may have difficulty gaining market acceptance if physicians, patients, third- party payors and the medical community have grown accustomed to use of the competing drugs, whether or not such competing drugs are more effective or have other advantages over our drug.

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

Our business with pharmaceutical drugs entails a potential risk of substantial liability for damages, including drug liability and environmental liability, which are inherent in the development, testing and manufacturing of our drug candidates. It is always possible that a drug, even after marketing authorization, may exhibit unforeseen failures or adverse side effects. We can provide no assurance that sufficient insurance coverage will be available to us at acceptable terms, or at all, for any damages or costs in connection with any liability claims. Liability lawsuits are costly and time consuming and may divert management’s attention from their normal responsibilities. If any of our drugs were to fail or produce adverse side effects, substantial uninsured losses could result, which could have a material adverse effect on our business, financial condition, results of operations and prospects. Even where drug failures or side effects are not so serious as to warrant withdrawing the drug from the market or liability in damages, they may reduce the drug’s competitiveness or adversely affect our reputation, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We and our partners are subject to significant government regulation, including marketing authorization requirements, which could increase the cost of developing our drug candidates or delay, prevent or limit the commercialization of our drug candidates.

We and our partners are subject to extensive and rigorous governmental regulation and the applicable regulatory requirements are subject to change. Our and our partners’ research and development, preclinical studies and clinical trials, manufacturing, safety, efficacy, record-keeping, labeling, marketing, sales and distribution of our drug candidates are regulated by the EMA, the FDA, Swissmedic, Swiss Agency for Therapeutic Products, and other government agencies in countries where we are testing or intend to test and market our drug candidates. Before a clinical trial can begin, we and our partners must obtain approval from the competent national authority in the country where the trial is planned to be conducted. A favorable opinion from a competent ethics committee or an independent institutional review board on the clinical trial application is also needed. We cannot assure we or our partners will obtain authorization for further testing of drug candidates already in clinical trials or for human clinical trials of any or all of our other candidates currently in research or pre-clinical development. We, and our partners or regulatory authorities may suspend or terminate clinical trials at any time if it is thought that the participants are being exposed to unacceptable health risks. It may take us or our collaborators several years to complete this testing, and failure can occur at any stage of the process.

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

Individual states in the United States have become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and marketing cost disclosure and transparency measures, and designed to encourage importation from other countries and bulk purchasing. Legally-mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals in the United States are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce ultimate demand for our products or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.

In addition, given recent federal and state government initiatives directed at lowering the total cost of healthcare, Congress and state legislatures will likely continue to focus on healthcare reform, the cost of prescription drugs and biologics and the reform of the Medicare and Medicaid programs. While we cannot predict the full outcome of any such legislation, it may result in decreased reimbursement for drugs and biologics, which may further exacerbate industry-wide pressure to reduce prescription drug prices. This could harm our ability to generate revenue. At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that attempt to implement several of the administration’s proposals. The FDA concurrently released a final rule and guidance, in September 2020, implementing a portion of the importation executive order providing pathways for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the Centers for Medicare & Medicaid Services, or CMS, issued an interim final rule implementing the former President Trump’s most favored nation executive order, which ties Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. As a result of litigation challenging the Most Favored Nation model, on December 27, 2021, CMS published a final rule that rescinds the Most Favored Nation model interim final rule. Further, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, the U.S. Department of Health and Human Services, or HHS, released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. No legislation or administrative actions have been finalized to implement these principles. It is unclear whether these similar policy initiatives will be implemented in the future. We expect that additional state and federal healthcare reform measures may be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare therapies. Additionally, such legislation, or similar regulatory changes, could put competitive pressure on our ability to profitably price our products, which, in turn, could adversely affect our business, results of operations, financial condition and prospects. It is also possible that other legislative proposals having similar effects will be adopted.

Further, we cannot predict the likelihood, nature, or extent of healthcare reform initiatives that may arise from future legislation or administrative action. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability. Additionally, it is possible that additional government actions is taken in response to the COVID-19 pandemic.

Russia’s invasion of Ukraine and ancillary developments may have an adverse effect on our business.

The recent invasion of Ukraine by Russia, the resulting conflict and retaliatory measures by the global community have created global security concerns, including the possibility of expanded regional or global conflict, which have had, are likely to continue to have, short-term and likely longer-term adverse impacts on Ukraine and Europe and around the globe. Potential ramifications include disruption of the supply chain including research activities and complications with the conduct of ongoing and future clinical trials of our product candidates, including patient enrollment. We and our collaborators rely on global networks of contract research organizations and clinical trial sites to enroll patients, certain of which are in Russia and Ukraine. Delays in research activities or in the conduct of our clinical trials could increase associated costs and, depending upon the duration of any delays, require us to find alternative suppliers at additional expense. In addition, the conflict in Eastern Europe has had significant ramifications on global financial markets, which may adversely impact our ability to raise capital on favorable terms or at all.

Certain European countries utilize reference pricing to control the prices of drugs. Use of reference pricing may increase, which could restrict the sales potential for many new drugs unless the drug can be significantly differentiated from existing drugs.

Additional governmental and regulatory proposals and health care reforms are possible. However, we are unable to forecast what additional legislation or regulation relating to the health care industry or third-party reimbursement may be enacted in the future, or what effect such legislation or regulation would have on our business. Our business could be harmed by other health care reforms that may be erected or adopted in the future, and in particular this could have a material adverse effect on the amounts that private payors will pay for drugs. As a consequence, we may not be able to realize an appropriate return on our investment in research and development and generate revenue sufficient to attain profitability, even if our drugs are approved for marketing. This could have a material adverse effect on our business, financial condition, results of operations and prospects.

The availability and level of third-party coverage and reimbursement for our potential drugs will be uncertain, and it may be difficult to obtain or maintain expected price levels.

Our or a partner’s ability successfully to commercialize our drug candidates and to attract strategic partners for our drug candidates or future drugs will depend in part on price levels and on the extent to which reimbursement for the costs of treatment with these drug candidates will be available from government health administration authorities, private health insurers and other third-party payors, as well as government health care programs. There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, for example, principal decisions about reimbursement for new products are typically made by CMS and private third-party payors often follow CMS’s decisions regarding coverage and reimbursement to a substantial degree. However, one third-party payor’s determination to provide coverage for a product candidate does not assure that other payors will also provide coverage for the product candidate. Further, no uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor. Further, coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained, less favorable coverage policies and reimbursement rates may be implemented in the future. Governments and other third-party payors are increasingly attempting to contain health care costs, in part by challenging the price of medical drugs and services or by restricting the eligibility for reimbursement. Health care cost pressure could lead to pricing pressure which could adversely affect pricing of dipraglurant, ADX71149, GABAB PAM and our other potential drugs. Seeking third-party reimbursement is a time-consuming and costly process, which will require us and our partners to provide scientific and clinical support for the use of each of our drug candidates to each third-party payor separately. Significant uncertainty exists as to the payment status of newly approved medical drugs. The unavailability or inadequacy of third-party reimbursement, or legislation controlling treatments or prices, could have an adverse effect on the price level and consequently the market acceptance of our drug candidates and may have a material adverse effect on our results or operations, financial condition and prospects.

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

For the year ended in 31 December 2021, approximately 49% and 1% of our costs and revenue, respectively, were denominated in currencies other than the Swiss franc. As a result, our business is affected by fluctuations in foreign exchange rates between the Swiss franc and other currencies, particularly U.S. dollars, the Euro and the British pound. A significant amount of our costs are denominated in currencies other than Swiss francs as we source supplies, research and development, consulting and other services in several countries other than Switzerland. On the revenue side, a significant amount relates to currencies other than Swiss francs. The research grants from The Michael J. Fox Foundation for Parkinson’s Research are paid in U.S dollars, whereas under our agreement with Janssen, all milestone payments and royalties payable by Janssen to us are denominated in Euros. Furthermore, under our agreement with Indivior, all milestones payments and royalties payable by Indivior to us are denominated in U.S dollars whilst research funding may be denominated either in Swiss franc or U.S dollars. Since our reporting currency is the Swiss franc, we convert financial line items into Swiss francs at the applicable foreign exchange rates. As our business grows, we expect that a significant part of our revenue, including milestone payments and royalties, and of our costs, including costs for clinical trials, will be denominated in U.S. dollars, the Euro or the British pound. Unfavorable fluctuations in the value of the Swiss franc compared to these other currencies could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our failure to keep apprised of, and comply with, privacy, data use and security laws, standards and regulations, including, for instance, unauthorized disclosure of, or access to, data, could result in the suspension or revocation of our approvals or registrations, the limitation, suspension or termination of services or the imposition of administrative, civil or criminal penalties, including fines which may be as high as €20 million or 4% of our annual worldwide revenue (whichever is greater) for serious infringements of the EU General Data Protection Regulation that became effective in May 2018. In addition, we may obtain health information from third parties in the United States (including research institutions from which we may obtain clinical trial data) that are subject to privacy and security requirements under the Health Insurance Portability and Accountability Act of 1996, as amended, or HIPAA. Depending on the facts and circumstances, we could be subject criminal penalties, including if we knowingly obtain, use, or disclose individually identifiable health information maintained by a HIPAA covered entity in a manner that is not authorized or permitted by, HIPAA. In addition, such failure or non-compliance may cause existing or potential partners, including hospitals, physicians and patients to cease interacting with us, and could damage our reputation and brand. In addition, to the extent more restrictive laws, rules or security requirements relating to business and personal data are adopted in the future in the various jurisdictions in which we operate, such changes could have an adverse impact on our business by increasing our costs or imposing restrictions on our business processes. Accordingly, our failure to keep apprised of, and comply with, privacy, data use and security laws, standards and regulations could have a material adverse effect on our reputation, business, financial condition, results and prospects. Our financial exposure to any actual or alleged breach of such regulations or standards may either not be insured against or not fully covered through our current insurance.

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

Our securities have a relatively small public float and may be less liquid and more volatile than securities of companies with broader public ownership. Factors affecting the market price of the securities, many of which are beyond our control, include:

●	trading in our shares and ADSs, and securities derivative thereof, ;
●	low daily trading volume of our securities on the SIX Swiss Exchange and on Nasdaq Stock Market;
●	announcements by us and developments that impact our financial results, business and partners;
●	fluctuations in our financial position or operating results;
●	changes in our business strategy and operations;

●	changes in our senior management team or Board of Directors;
●	commentary by investors on the prospects for our business, the shares or ADSs on the internet and/or social media and resulting in trading of our shares or ADSs;
●	changes in the recommendations of securities analysts regarding us or our industry;
●	unusual trading in our shares or ADSs or securities derivative thereof, including pursuant to naked, or uncovered, short positions;
●	investor need for liquidity;
●	investor assessment of the valuation of us and our competitors;
●	fluctuations in interest rates;
●	price and volume of the markets where our securities trade; and
●	future offerings of our securities.

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

As a company with securities listed in the United States in addition to Switzerland, and particularly after we no longer qualify as an emerging growth company, we expect to continue to incur significant legal, accounting, and other expenses. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel will need to continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we are required to furnish a report by our senior management on our internal control over financial reporting with our annual report to be filed with the SEC. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To ensure compliance with Section 404, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. We anticipate that the process to document and evaluate our internal control over financial reporting will be both costly and challenging.

An active market may not develop or be sustained in which investors can resell ADSs.

Although our shares have traded on SIX since 2007 and ADSs representing our shares have traded on Nasdaq since January 29, 2020, we cannot predict the extent to which an active market for ADSs representing our shares will develop or be sustained on Nasdaq, or how the development of such a market might affect the market price for our shares on SIX and on Nasdaq. The price at which ADSs representing our shares trade on Nasdaq may or may not be correlated with the price at which our shares trade on SIX.

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

Future sales of a substantial number of ADSs representing our shares or our shares, or the perception that such sales will occur, could cause a decline in the market price of ADSs representing our shares and our shares. As of December 31, 2021, we had 49,272,952 shares, including 11,374,803 treasury shares indirectly held through our wholly-owned subsidiary Addex Pharma SA, and 1,515,042 ADSs representing our shares issued and outstanding. All of our outstanding shares and ADSs representing our shares are freely tradeable on SIX and Nasdaq respectively. In addition, other than shares held by our affiliates, all such shares are able to be deposited with the depositary in exchange for ADSs representing such shares at the ratio referred to on the cover page of this Annual Report on Form 20-F, which ADSs will be freely tradeable. If holders sell substantial amounts of ADSs or shares in the respective public markets therefor, or if the market perceives that such sales may occur, the market price of ADSs representing our shares and our shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

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

Pursuant to our existing equity incentive plan, equity sharing certificates (ESCs) with subscription rights to purchase shares, employee stock option plan, or ESOP, warrants and pre-funded warrants may be exercisable at prices below the market price of our shares at the time of exercise. To the extent that these instruments are exercised in the future, holders of our registered shares will be diluted. As of December 31, 2021, there were 29,590,875 shares reserved for issuance pursuant to subscription rights outstanding under our existing equity incentive plan, including primarily 15,097,670 warrants, 5,478,570 pre-funded warrants, 8,615,885 shares reserved for the ESOP and 198,750 shares reserved for ESCs.

Holders of ADSs may not have the same voting rights as the holders of our shares and may not receive voting materials in time to be able to exercise their right to vote.

Except as described in “Item 12.B.—Description of Securities Other than Equity Securities—American Depositary Shares”, holders of ADSs representing our shares are not able to exercise voting rights attaching to the underlying shares on an individual basis. Holders of ADSs representing our shares have appointed the depositary or its nominee as their representative to exercise the voting rights attaching to the shares underlying such ADSs. Holders of ADSs representing our shares may not receive voting materials in time to instruct the depositary to vote. The depositary may not be liable for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of ADSs representing our shares may not be able to exercise voting rights and may lack recourse if such ADSs are not voted as requested. In addition, holders of ADSs representing our shares will not be able to call a shareholders’ meeting.

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

The deposit agreement governing the ADSs representing our shares provides that holders and beneficial owners of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or the ADSs, including claims under federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a court of the State of New York or a federal court, which have non-exclusive jurisdiction over matters arising under the deposit agreement, applying such law. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement or the ADSs. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the federal securities laws. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and / or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may augur different results than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

The rights accruing to holders of our shares may differ from the rights typically accruing to shareholders of a U.S. corporation.

We are organized under the law of Switzerland. The rights of holders of shares are governed by the laws of Switzerland and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See Exhibit 2.4Description of Ordinary Shares”, which is incorporated by reference herein for a description of the principal differences between the provisions of Swiss law applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.

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

Switzerland and the United States do not have a treaty providing for reciprocal recognition of and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland is governed by the principles set forth in the PILA. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:

●	the non-Swiss court had jurisdiction pursuant to the PILA;
●	the judgment of such non-Swiss court has become final and non-appealable;
●	the judgment does not contravene Swiss public policy;
●	the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and
●	no proceeding involving the same position and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state and this decision is recognizable in Switzerland.

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

As a foreign private issuer, we follow certain of our home country corporate governance rules instead of certain corporate governance requirements of Nasdaq. For example, we are exempt from Nasdaq regulations that require a listed U.S. company to:

●	have a majority of the board of directors consist of independent directors as such term is defined by Nasdaq;
●	have nominating and compensations committees that are fully independent, as defined by Nasdaq;
●	solicit proxies and provide proxy statements for all shareholder meetings; and
●	seek shareholder approval for the implementation of certain equity compensation plans and issuances of shares.

For an overview of our corporate governance principles, including those which comply with certain of the requirements above, see the section titled “Description of Share Capital and Articles of Association

In accordance with our Nasdaq listing, our Audit Committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act of 2002 and Rule 10A-3 of the Exchange Act, both of which also are applicable to Nasdaq-listed U.S. companies. To the extent we determine to follow Swiss corporate governance practices instead of Nasdaq governance requirements applicable to domestic issuers, you may not have the same protections afforded to shareholders of companies that are subject to these Nasdaq requirements.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and Nasdaq’s corporate governance requirements applicable to a domestic issuer, and cause us to incur significant incremental legal, accounting and other expenses.

Although we currently qualify as a foreign private issuer, in order to maintain this status, as of each June either (a) a majority of our shares, including shares represented by ADSs, must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors must not be U.S. citizens or residents, (ii) more than 50 percent of our assets must be located outside of the United States and (iii) our business must be administered principally outside of the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, on January 1 of the succeeding year which are more detailed and extensive than the requirements for foreign private issuers. We would also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer will be significantly higher than the costs that we would incur as a foreign private issuer. As a result, we expect that the loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to “emerging growth companies” will make ADSs representing our shares or our shares less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404, and, to the extent that we no longer qualify as a foreign private issuer, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation including golden parachute compensation. We may take advantage of these exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) December 31, 2025, (b) in which we have total annual gross revenues of at least $1.07 billion or (c) in which we are deemed to be a “large accelerated filer” under the rules of the U.S. Securities and Exchange Commission, which means the market value of our common shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We cannot predict if investors will find ADSs representing our shares or our shares less attractive because we may rely on these exemptions. If some investors find such securities less attractive as a result, there may be a less active trading market for ADSs representing our shares or our shares and the price of such securities may be more volatile.

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

Management has been required to assess the effectiveness of our internal controls annually beginning with our annual report filed in 2021. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements requiring us to incur the expense of remediation and could also result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

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

If we are a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes, the consequences to U.S. holders of our shares or ADSs representing our shares may be adverse.

The nature and composition of our income, assets and activities for our taxable year ended December 31, 2021, and certain assumptions with respect to the characterization of our income and assets as active or passive, we do not believe that we were classified as a PFIC for our taxable year ended December 31, 2021. However, because our PFIC status is subject to a number of uncertainties and the applicable law is subject to varying interpretations, neither we nor our tax advisors can provide any assurances with respect to our PFIC status for any prior, the current, or any future taxable year. Moreover, because the calculation of the value of our assets may be based in part on the value of our shares or ADSs, the value of which may fluctuate considerably, our PFIC status may change from year to year and is difficult to predict. A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change from year to year and we have not yet made any determination as to our expected PFIC status for the current year. In addition, our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2021, our current or any other past or future taxable year. If we determine that we are a PFIC for our taxable year ending December 31, 2022 or any subsequent taxable year, we intend to annually provide U.S. Holders, (as defined below under the section titled “Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders” under Item 10.E.), upon request, a “PFIC Annual Information Statement”, with the information required to allow U.S. Holders to make a “qualified electing fund” election, or “QEF Election” for United States federal income tax purposes.

Under the Internal Revenue Code of 1986, as amended, a non-U.S. company will be considered a PFIC for any taxable year in which (1) 75% or more of its gross income consists of passive income or (2) 50% or more of the quarterly weighted average value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation or partnership is treated as if it held its proportionate share of the assets and received directly its proportionate share of the income of such other corporation or partnership. If we are a PFIC for any taxable year during which a U.S. Holder holds our shares or ADSs representing our shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the shares or ADSs representing our shares, regardless of whether we continue to meet the PFIC test described above, unless the U.S. Holder makes a specified election once we cease to be a PFIC. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our shares or ADSs representing our shares, the U.S. Holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements. For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see the section titled “Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders.” under Item 10.E. Prospective U.S. Holders are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our shares or ADSs, the consequences to them of an investment in a PFIC, any elections available with respect to our shares or ADSs and the IRS information reporting obligations with respect to the purchase, ownership and disposition of shares or ADSs of a PFIC.

If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. Holder is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our shares (directly or in the form of ADSs representing our shares), such U.S. Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our corporate group, if any. A controlled foreign corporation is any foreign corporation in which more than 50% of the total combined voting power of classes of voting stock or the total value of the corporation is owned (or treated as owned) by United States shareholders. If such group includes one or more U.S. subsidiaries, our non-U.S. subsidiaries will be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist our investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and tax paying obligations described in this risk factor. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in our shares or ADSs representing our shares.

Tax authorities may disagree with our positions and conclusions regarding certain tax positions, resulting in unanticipated costs, taxes or non-realization of expected benefits.

A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. A tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions. A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, in which case, we expect that we might contest such assessment. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the result could increase our anticipated effective tax rate.

Item 4. Information on the Company.

A.History and Development of the Company

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

Our actual capital expenditures for the years ended December 31, 2021, 2020 and 2019 amounted to CHF 32 thousand, CHF 59 thousand and CHF 28 thousand, respectively. These capital expenditures primarily related to investments in laboratory equipment, rental deposits and to a lesser extent to computers and softwares. We anticipate our capital expenditures in 2022 to be financed from our existing cash and cash equivalents.

B.Business Overview

Overview

We are a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators. Allosteric modulators target a specific receptor or protein and alter the effect of the body’s own signaling molecules on their target through a novel mechanism of action. These innovative small molecule drug candidates offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to existing drug treatments. To date, our research and development efforts have been primarily focused on building a portfolio of proprietary drug candidates based on our allosteric modulator development capability. The allosteric modulator principle has broad applicability across a wide range of biological targets and therapeutic areas, but our primary focus is on G-protein coupled receptors, or GPCR, targets implicated in neurological diseases, where we believe there is a clear medical need for new therapeutic approaches.

Using our allosteric modulator discovery capabilities, we have developed a pipeline of proprietary clinical and preclinical stage drug candidates. We or our partners are developing these clinical and preclinical stage proprietary drug candidates for diseases for which there are no approved therapies or where improved therapies are needed. These include levodopa induced dyskinesia associated with Parkinson’s disease, or PD-LID, non-parkinsonian dystonia (including blepharospasm), or dystonia, epilepsy, substance use disorder (including alcohol use disorder), Charcot-Marie-Tooth type 1A neuropathy, or CMT1A, post-traumatic stress disorder, or PTSD, and other neurodegenerative diseases. Some of these indications are classified as rare diseases, that may allow for orphan drug designation by regulatory agencies in major commercial markets, such as the United States, Europe and Japan. Orphan drug designation may entitle the recipient to benefits, in the jurisdiction granting the designation, such as market exclusivity following approval and assistance in clinical trial design, a reduction in user fees or tax credits related to development expenses.

We are developing our lead drug candidate, dipraglurant, as a metabotropic glutamate receptor subtype 5 negative allosteric modulator, or mGlu5 NAM, for the treatment of PD-LID. We are conducting a placebo-controlled Phase 2b/3 pivotal clinical trial of dipraglurant in PD-LID patients since June 2021. The clinical trial is expected to be conducted at approximately 50 sites in the United States and target enrollment of approximately 140 patients. We have received orphan drug designation from the United States Food and Drug Administration, or FDA, for dipraglurant in PD-LID and expect to report topline results in the first half of 2023. In parallel, we are developing an extended release formulation of dipraglurant as a novel orally available mGlu5 NAM for the treatment of blepharospasm. We are conducting an exploratory placebo-controlled Phase 2 clinical trial in blepharospasm patients using the current immediate release formulation of dipraglurant and expect to report topline results in the second quarter of 2022.

Our partnered drug candidate, ADX71149 is a novel orally active metabotropic glutamate receptor subtype 2 positive allosteric modulator, or mGlu2 PAM for the treatment of epilepsy. Our partner, Janssen Pharmaceuticals, Inc., or Janssen, a subsidiary of Johnson & Johnson is conducting a placebo- controlled Phase 2a proof of concept clinical trial of ADX71149 in epilepsy patients since June 2021. We expect to report topline results in the third quarter of 2022. Under our agreement with Janssen, Janssen is responsible for financing the development and commercialization, if any, of ADX71149.

We are also conducting a research program under our strategic partnership with Indivior PLC, or Indivior, to discover novel orally available gamma-aminobutyric acid subtype B receptor positive allosteric modulators, or GABAB PAMs. We are currently in clinical candidate selection phase and expect IND enabling studies to be initiated in 2022. Under the terms of the agreement with Indivior, we have the right to select drug candidates for development in certain exclusive indications outside of substance use disorder. We plan to develop our selected drug candidate in CMT1A, an indication that has been clinically validated with baclofen, an orthosteric agonist of GABAB, and where we believe there is a significant unmet medical need and commercial opportunity.

Allosteric modulators have broad applicability for many clinically validated GPCR targets which are implicated in multiple therapeutic indications. We intend to continue to leverage our scientific expertise in allosteric modulation and our proprietary technology platform to discover novel drug candidates for the treatment of neurological diseases.

Based on our expertise in allosteric modulation, our goal is to build a leading neuroscience company focused on conditions where current treatment options are limited and where unmet medical needs exist. Our business strategy includes the possibility of entering into collaborative arrangements with third parties to complete the development and commercialization of our proprietary drug candidates, such as our partnership with Janssen for ADX71149 and our strategic partnership with Indivior for GABAB PAM. We cannot forecast with any degree of certainty which proprietary products or indications, if any, will be subject to future collaborative arrangements, in whole or in part, and how such arrangements would affect our development plan or capital requirements. To date, we have secured grants and other funding from: The Michael J. Fox Foundation for Parkinson’s Research, or MJFF, for the development of dipraglurant for the treatment of PD-LID; the National Institute of Drug Abuse, or NIDA, to generate important data on the role of GABAB in substance use disorder; the Swiss Innovation Agency, or Innosuisse, to advance our understanding of the role of our drug candidates in neurodegenerative and psychiatric diseases; the Eurostars Joint Programme, or Eurostars to identify novel drug candidates on mGlu7 NAM for PTSD; and the Charcot-Marie-Tooth Association, or CMTA to evaluate the role of GABAB PAM compounds in preclinical models of CMT1A. As we advance our clinical and preclinical programs, we will continue to apply for subsidies, grants and government or agency sponsored studies that could offset or reduce our development costs.

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

Dipraglurant for the treatment of levodopa-induced dyskinesia associated with Parkinson’s disease. We are developing dipraglurant as a novel orally available mGlu5 NAM for the treatment of PD-LID. PD-LID is a disease with significant commercial opportunity as improved therapies are needed. We believe that, subject to regulatory approval, dipraglurant may offer an innovative and differentiated treatment approach from existing therapies. In a 28 day Phase 2a placebo-controlled clinical trial, conducted in the United States and Europe, in patients with PD-LID, dipraglurant met its primary end point, was generally well tolerated and no clinically significant abnormalities of safety monitoring parameters occurred. In addition, at Day 1 and Day 14, dipraglurant showed statistically significant effects on PD-LID clinical symptoms, as measured using mAIMs. However, an increasing placebo response resulted in the effect of dipraglurant on PD-LID clinical symptoms not showing statistical significance at Day 28. We are conducting a Phase 2b/3 placebo-controlled pivotal clinical trial of dipraglurant in PD-LID patients since June 2021. The clinical trial is expected to be conducted at approximately 50 sites in the United States and target enrollment of approximately 140 patients. We have also received orphan drug designation from the FDA for dipraglurant in PD-LID and expect to report topline results in the first half of 2023.

Dipraglurant, for the treatment of non-Parkinsonian dystonia, including blepharospasm. We are developing an extended -release formulation of dipraglurant as a novel orally available mGlu5 NAM for the treatment of blepharospasm. There are many types of dystonia affecting up to 300,000 people in the United States. Blepharospasm is characterized by involuntary muscle contractions and spasms of the eyelid muscles resulting in sustained eyelid closure causing substantial visual disturbance or functional blindness.

Blepharospasm affects approximately 50,000 people in the United States with 2,000 new patients being diagnosed annually. We are conducting an exploratory placebo-controlled Phase 2 clinical trial in blepharospasm patients, using the current immediate release formulation of dipraglurant. Subject to regulatory approval, we believe that dipraglurant may offer an innovative and differentiated treatment approach for multiple types of dystonia and present a significant commercial opportunity. We expect to report topline results in the second quarter of 2022.

Externally Developed Out-licensed Product Candidate

ADX71149 (mGlu2 PAM) for the treatment of epilepsy. Our partnered drug candidate, ADX71149 is a novel orally active mGlu2 PAM. Our partner, Janssen, has completed Phase 1 and two Phase 2a clinical trials in schizophrenia and anxious depression, respectively. Janssen has conducted several preclinical studies in epilepsy and is conducting a placebo-controlled Phase 2a proof of concept clinical trial of ADX71149 in epilepsy patients since June 2021. Under our agreement with Janssen, Janssen is responsible for financing the development and commercialization, if any, of ADX71149. We expect to report topline results in the third quarter of 2022.

Material Internal Research Programs

GABAB PAM for the treatment of substance use disorder. Our partner, Indivior, has licensed worldwide rights to our GABAB PAM program and is responsible for all development, manufacture and commercialization of any selected GABAB PAM drug candidates. Under the agreement, we are responsible for executing a research program funded by Indivior to discover novel drug candidates. Indivior has the right to select GABAB PAM drug candidates from our research program. We are in clinical candidate selection phase and expect IND enabling studies to be initiated in 2022. Indivior’s primary focus is substance use disorder, including alcohol use disorder. We believe that substance use disorder is an indication with a significant commercial opportunity. Existing therapies often do not provide effective control of symptoms or have side effects that discourage adherence. Subject to regulatory approval, we believe that GABAB PAM may offer an innovative and differentiated treatment approach from existing therapies and may provide benefit to patients.

GABAB PAM for the treatment of CMT1A. Our license agreement with Indivior provides for a funded research program, under which we have the right to select drug candidates for exclusive development in certain indications outside of substance use disorder, including CMT1A, a rare disease indication. We plan to pursue orphan drug designation for a selected drug candidate for CMT1A. The program is in clinical candidate selection phase and we expect to initiate IND enabling studies in 2022. As part of clinical candidate selection, we are evaluating selected drug candidates in preclinical models of CMT1A in collaboration with the CMTA. We believe an oral small molecule GABAB PAM with a once-a-day dosing and without the adherence-limiting side effects of baclofen, which is currently used off label, could bring benefit to patients and consequently present a strong commercial opportunity for us.

mGlu7 NAM for the treatment of PTSD. We are developing mGlu7 NAM as a novel orally available treatment to reduce fear memory in PTSD, a disorder that can lead to intense fear and anxiety. Current medication is unspecific and ineffective, with a number of side effects. By selectively targeting mGlu7 with NAMs, the brain circuitries involved in fear and anxiety can be more precisely modulated, potentially resulting in a more focused response and fewer side effects than current therapeutic approaches. Subject to regulatory approval, we believe our mGlu7 NAM may offer an innovative and differentiated treatment approach from existing therapies. The program is in clinical candidate selection phase and we expect to initiate IND enabling studies in 2022. a consortium led by us has been awarded a €4.85 million grant from the Eurostars to advance the program to drug candidate stage.

mGlu2 NAM for the treatment of mild neurocognitive disorders, or mNCD. We are developing mGlu2 NAM as a novel orally available treatment for mNCD associated with Alzheimer’s disease, Parkinson’s disease and depressive disorders. The program is in late lead optimization phase and we expect to enter clinical candidate selection phase in 2022.

Early Stage Internal Research Programs

mGlu4 PAM for the treatment of Parkinson’s disease. We are developing mGlu4 PAM as a novel orally available treatment for Parkinson’s disease. We are currently optimizing multiple chemical series of highly selective mGlu4 PAMs with compounds in early lead optimization.

mGlu3 PAM for the treatment of neurodegenerative disorders. We are developing mGlu3 PAM as a novel orally available treatment for neurodegenerative disorders. We are currently optimizing multiple chemical series of highly selective mGlu3 PAMs, with compounds in early lead optimization.

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

We believe that by applying this non-competitive allosteric modulator approach, we may be able to produce efficacious drug candidates with potentially beneficial properties:

●	Novel drug class: Allosteric modulators are a novel class of orally available small molecule drug candidates with chemical structures unrelated to that of competitive agonist or antagonist drugs and, as such, represent drug candidates with a high potential for composition of matter patent protection.
●	Superior receptor sub-type selectivity: The binding site for an endogenous activator is in general, highly conserved within a GPCR family and achieving receptor subtype selectivity within a family has not always been possible for competitive agonists. The best examples of this are the muscarinic acetylcholine and the metabotropic glutamate receptor families, for which developing competitive, sub-type selective agonists have not been successful thus far. In contrast, allosteric modulator binding sites, being independent of endogenous stimuli, have evolved with a much higher structural diversity than endogenous activator binding sites and consequently offer the potential for the synthesis of drug candidates with much greater sub-type selectivity.
●	Ability to discover small molecule drugs for a greater number of GPCR targets: Several GPCR targets are currently thought to be beyond the reach of conventional competitive drug discovery approaches due to the complexity of the interaction of the endogenous activator with the receptor; including, for example certain peptides, high molecular weight hormones and lipids. For these targets, the allosteric modulator approach represents a novel pathway to develop orally active activator or inhibitor small molecules.
●	Ability to re-address well characterized and clinically validated GPCR targets where the pharmaceutical industry has exhausted competitive compound drug discovery approaches: Allosteric modulator drug candidates offer a promising way to revisit these targets, providing novel small molecules while capitalizing on the existing knowledge on well-validated GPCR targets.
●	Improved safety: Allosteric modulators control pathologic activity while preserving natural physiological signaling activity due to their lack of effect in the absence of the endogenous activator. In addition, they show no or less tolerance to their effect when chronically administered, thereby not requiring increased dosing as is often the case with competitive compounds. Together with their superior selectivity, these allosteric modulator compounds have the potential for improved safety compared to their competitive analogs.
●	Clinical use in combination: Given that allosteric modulators target different binding sites to conventional agonists or antagonists, allosteric modulator drugs may find clinical utility in combination therapies for certain clinical indications.

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

Dipraglurant, an mGlu5 NAM, is our lead development compound. It is in late-stage development and we are conducting a placebo-controlled Phase 2b/3 pivotal clinical trial of dipraglurant in PD-LID patients since June 2021. We have received orphan drug designation from the United States Food and Drug Administration, or FDA, for dipraglurant in PD-LID and expect to report topline results in the first half of 2023. In parallel, we are developing an extended release formulation of dipraglurant for the treatment of blepharospasm and are conducting an exploratory placebo-controlled Phase 2 clinical trial in blepharospasm patients using the current immediate release formulation of dipraglurant and expect to report topline results in the second quarter of 2022.

Janssen, a subsidiary of Johnson & Johnson, is conducting a placebo- controlled Phase 2a proof of concept clinical trial of ADX71149, an mGlu2 PAM licensed to it, in epilepsy patients since June 2021. We expect to report topline results in the third quarter of 2022.

Furthermore, we believe the depth of our in-house discovered portfolio further demonstrates our expertise in the allosteric modulation field.

Our Strategy

Based on our expertise in allosteric modulation, our goal is to build a leading neuroscience company focused on conditions where current treatment options are limited and where unmet medical needs exist. Since our inception, we have raised an aggregate of CHF 344.9 million in equity financing and generated an aggregate of CHF 63.3 million of revenues, which we have used to build our proprietary allosteric modulator technology platform and our pipeline of drug products and candidates. We have secured financing from leading U.S. healthcare investors, including Armistice Capital, New Enterprise Associates, New Leaf Venture Partners and CAM Capital. The key elements of our strategy include the following:

●	Continue to advance dipraglurant for the treatment of PD-LID. We are conducting a placebo-controlled Phase 2b/3 pivotal clinical trial of dipraglurant in PD-LID patients since June 2021. The clinical trial is expected to be conducted at approximately 50 sites in the United States and target enrollment of approximately 140 patients. We expect to report topline results in the first half of 2023.
●	Pursue additional indications for dipraglurant. We believe dipraglurant has applications outside of PD-LID including blepharospasms one of the three most common forms of dystonia. We are conducting an exploratory placebo-controlled Phase 2 clinical trial in blepharospasm patients using the current immediate release formulation of dipraglurant and expect to report topline results in the second quarter of 2022.
●	Continue to advance our GABAB PAM research programs. We are currently executing a research program funded by Indivior to discover novel GABAB PAM drug candidates. We are currently in clinical candidate selection phase and expect IND enabling studies to be initiated in 2022 for Indivior, to develop for addiction and for our internal program focused on CMT1.
●	Continue to advance our preclinical programs. We are currently in late pre-clinical development for a number of highly innovative programs and aim to select drug candidates for IND enabling studies for at least one program in 2022.

●	Develop a targeted commercialization strategy for dipraglurant. We invented dipraglurant and therefore own all commercial rights relating thereto. As we advance dipraglurant through its registration program for PD-LID toward regulatory approval, we intend to evaluate options for commercialization. These options may include building our own internal sales force, entering into a joint marketing arrangement with another pharmaceutical company, or out-licensing certain rights to another pharmaceutical company.
●	Leverage our expertise and experience in allosteric modulation. We are focused on developing allosteric modulators discovered from our proprietary discovery technology platform. We will continue to invest in our platform and pursue novel drug targets where we believe our platform can provide novel drug candidates where an unmet medical need exists.
●	Pursue collaborative arrangements with other pharmaceutical companies. We may seek collaborative arrangements with third parties to advance the development and commercialization of our drug candidates.

Our Strengths

Our current strategic focus is the development of certain proprietary drug candidates in our existing portfolio. We believe that we have a number of competitive advantages that distinguish us from our competitors:

●	Robust in-house discovered pipeline with lead product candidate advancing into pivotal registration clinical trials. We have established an in-house discovered pipeline of eight clinical and preclinical proprietary programs. Internally, these programs include dipraglurant for the treatment of PD-LID and dystonia, GABAB PAM for the treatment of CMT1A. Partnered programs include ADX71149 for the treatment of epilepsy which is licensed to Janssen and GABAB PAM for the treatment of substance use disorder, including alcohol use disorder, which is licensed to Indivior. We are conducting a placebo-controlled Phase 2b/3 pivotal clinical trial of dipraglurant in PD-LID patients since June 2021. We have received orphan drug designation from the United States Food and Drug Administration, or FDA, for dipraglurant in PD-LID and expect to report topline results in the first half of 2023.
●	High value partnerships. In January 2018, we entered into a strategic partnership and license agreement with Indivior for the discovery, development and commercialization of novel GABAB PAM compounds for the treatment of addiction and other neurological diseases. Under the agreement, Indivior has sole responsibility for, including the financing of, development of selected compounds under the agreement through preclinical and clinical trials, as well as registration procedures and commercialization, if any. We are responsible for executing a research program funded by Indivior to discover novel GABAB PAM drug candidates. Under the terms of the agreement, we are eligible for a minimum of $4 million in research funding and payment of $330 million on successful achievement of pre-specified clinical, regulatory and commercial milestones and tiered royalties on the level of net sales from high single digits up to low double-digit. In December 2004, we entered into a collaboration and license agreement with Janssen for the discovery, development and commercialization of novel mGlu2 PAM compounds for the treatment of neurological diseases. ADX71149 is one of the drug candidates discovered and selected for development by Janssen and under the agreement Janssen has sole responsibility for, including the financing of, development of selected compounds under the agreement through preclinical and clinical trials, as well as registration procedures and commercialization, if any. Under the terms of the agreement, we are eligible for payments of $109 million upon successful achievement of pre-specified clinical and regulatory milestones and a flat low double-digit royalty on net sales.
●	Global leadership in an emerging drug class. Allosteric modulators are an emerging class of oral small molecule therapeutics that have the potential to become drug candidates for a number of disease indications. We believe that our expertise, unique knowledge-based library and proprietary biological screening tools make us a leader in allosteric modulation-based drug discovery and development and that we have the potential to develop patentable, novel, highly differentiated oral small molecules for clinically validated targets considered “undruggable” or beyond the reach of conventional drug discovery approaches.

●	Focus on rare diseases with high unmet medical needs. We plan to focus on therapeutic indications with substantial unmet or undermet medical needs and commercial potential, including indications considered rare diseases for the purpose of orphan drug designation by the FDA. If we acquire orphan designation for a drug candidate, the designation would provide benefits such as market exclusivity after approval, and potential reductions in user fees or tax credits related to development expenses. In addition, as we advance drug products through clinical development, we will continue to pursue appropriate regulatory pathways available to us (such as Breakthrough Therapy Designation, Fast Track or Accelerated Approval and Priority Review) to expedite our programs and accelerate the timeline to an approval.
●	Experienced team. Our team has extensive global experience and its members are recognized experts in their respective fields. We seek to leverage the complementary skill sets of our team members in our approach to drug discovery and development and draw on their prior experience gained at leading international companies, and pharmaceutical and biotech companies. Dr. Roger Mills, an experienced chief medical officer and head of development, joined us in 2016 to lead our clinical development organization and in particular the development of dipraglurant in PD-LID. Dr. Mills and his wider team have significant experience and a successful track record of developing drugs for Parkinson’s disease patients.

Our Internally Developed Product Candidates

Dipraglurant

Dipraglurant is a selective, orally active small molecule drug product which acts as an mGlu5 NAM. We discovered dipraglurant and hold composition of matter and polymorph patents granted in the United States, Europe and Japan. Dipraglurant is selective for mGlu5 and does not have significant activity or binding affinity to other mGlu or other CNS receptors, such as serotonin, GABA or dopamine receptors. There are currently no drugs of this class on the market.

Dipraglurant for the treatment of Parkinson’s disease levodopa induced dyskinesia (PD-LID)

We conducted a Phase 2a proof of concept clinical trial of dipraglurant in PD-LID, in which dipraglurant met its primary end point and was generally well tolerated. We are currently conducting a placebo-controlled Phase 2b/3 pivotal clinical trial of dipraglurant in PD-LID patients since June 2021. This registration clinical trial is powered at 90%, the industry norm with the objective of demonstrating benefits on clinical symptoms in PD-LID patients over a 12-week treatment duration. The term “power” of a study is a measure of the probability that a clinical trial is a meaningful test of the hypotheses (or primary endpoints) that the clinical trial is designed to test. The study is expected to be conducted at approximately 50 sites in the United States and target enrollment of approximately 140 patients.

Parkinson’s disease is a progressive neurodegenerative disease that results in the loss of dopaminergic neurons in the substantia nigra, or SN. One consequence of the depletion of dopamine in this disease is a series of movement disorders, including bradykinesia, akinesia, tremor, gait disorders and problems with balance. Early in the course of the disease, these motor symptoms of Parkinson’s disease are effectively treated by dopamine replacement with the use of levodopa or dopamine D2 receptor agonists or monoamine oxidase B inhibitors. However, as the disease progresses, these agents become less effective in controlling motor symptoms and PD-LID often emerges.

PD-LID is involuntary movement that may affect any body area, including the face, trunk or limbs. Oral levodopa is currently the most effective treatment available for motor symptoms associated with Parkinson’s disease. However, long term levodopa use is often associated with the development of dyskinesia, which may be as disabling as the symptoms of Parkinson’s disease.

Dyskinesias are comprised principally of two types of movement: chorea, which is a rapid uncontrolled movement, and dystonia, which is a slow, often painful, writhing movement.

Even though levodopa provides more effective motor symptom control than other currently available therapies, physicians tend to delay use of levodopa use for as long as possible, using dopamine agonists or monoamine oxidase B inhibitors in the early stages of the disease, due to the inexorable onset of dyskinesia onset with levodopa use. Dopamine agonists and monoamine oxidase B inhibitors become less effective as Parkinson’s disease progresses and are associated with dose limiting side effects, including Impulse Control Disorders, or ICDs, such as pathological addictions to gambling, shopping, eating or sex.

The occurrence of PD-LID is linked to the neurodegenerative process of PD and is not solely related to the duration of dopamine replacement therapy. For instance, in severe advanced stage Parkinson’s disease patients, dyskinesia can be provoked after a first high dose of levodopa. Chronic or high dose dopamine replacement treatments alone do not lead to dyskinesia, but may lower the threshold for dyskinesia occurrence following dosing, as neurodegeneration progresses. Efforts to reduce the use of high doses of levodopa or dopamine agonists, by using more frequent lower doses or extended release formulations, can improve dyskinesias but may be at the expense of optimal motor function. In the later stages of Parkinson’s disease, the patient and physician have to balance good motor symptom control against the occurrence of levodopa-induced dyskinesia.

If dyskinesia could be effectively treated, or even delayed or eliminated, it is likely that doctors would use levodopa earlier in the treatment of Parkinson’s disease. Currently available therapies, such as amantadine and Deep Brain Stimulation, or DBS surgery, often have limited effectiveness or tolerance in patients. The response of patients varies widely to amantadine, which in its generic form is commonly used off label to treat dyskinesia. Typically, amantadine only works for some, if any, dyskinesias suffered by a patient. Amantadine often has side effects which may limit its use, and some patients do not tolerate it at all. Some of the more common side effects of amantadine include blurred vision, digestive issues, postural hypotension, dizziness, falls, ankle oedema, drowsiness, trouble sleeping, depression and psychotic symptoms. DBS surgery, a non-pharmacological treatment strategy, is used primarily for patients whose symptoms cannot be satisfactorily controlled with medications. Patients experience varied results with DBS surgery, and even patients who experience better motor symptom control with DBS surgery may have continued symptoms of dyskinesia. Furthermore, many patients are unwilling to undergo DBS surgery, since it is a costly, invasive surgical procedure that could result in complications.

Figure 1: Pharmacokinetic profile of Dipraglurant and L-Dopa in Humans

The rapid absorption and relatively short half-life of dipraglurant in the current immediate-release, or IR, formulation is thought to be well suited for use in PD-LID. The pharmacokinetic, or PK, profile of dipraglurant (IR) mirrors that of levodopa with peak plasma concentration occurring around the same time as that of levodopa and the duration of plasma exposure covering that of the “On” period (the time when levodopa is having its effect, Figure 1). Dyskinesia occurs predominantly during the period immediately following levodopa dosing; troublesome peak-dose dyskinesia (dyskinesia which severely interferes with the patient’s daily activity) usually appears as levodopa reaches Cmax and parallels the period of maximal clinical benefit. Based on its similar PK profile, dipraglurant is expected to optimally inhibit the abnormal glutamate stimulation during peak levodopa dose, while releasing the receptor during normal activity. Furthermore, dipraglurant will wash out between doses, releasing the mGlu5 receptor when not required, i.e: when levodopa has worn off.

Dipraglurant completed Phase 2a PD-LID clinical trial

We evaluated the efficacy, safety and tolerability of dipraglurant at 50 and 100 mg in a Phase 2a proof-of-concept four weeks, randomized, double-blind, placebo-controlled, parallel-group out-patient clinical trial in 76 patients with Parkinson’s disease (dipraglurant n = 52, placebo n = 24) with moderate or severe LID. The study was conducted in 25 centers in the United States, France, Germany and Austria. The severity of LID was evaluated by both clinicians and the patients using the modified Abnormal Involuntary Movement Scale, or mAIMS, patient diaries and the patient global impression of change, or PGIC, and the clinician global impression of change, or CGIC, for both dyskinesia and motor symptoms of Parkinson’s disease. Motor symptoms of Parkinson’s disease were assessed using the Unified Parkinson Disease Rating Scale, or UPDRS.

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

Figure 2: Dipraglurant Phase 2a PD-LID clinical trial design

Figure 3: Dipraglurant Phase 2a PD-LID clinical trial dosing schedule

Patients were randomized to receive either active or placebo treatment at a 2:1 ratio. A blinded dose-titration regimen was employed over the first 3 weeks of treatment. Following the initial intake of a single capsule containing 50 mg or matching placebo, dose and dosing frequency were progressively escalated up to the target regimen of 100 mg tid (total daily dose of 300 mg) beginning on Day 22; the up-titration scheme was customizable based on tolerability. Dyskinesia was measured using the mAIMS at the mid-day does of dipraglurant and levodopa on Day 1, 14 and 28. Due to the short half-life of dipraglurant the acute effect of 50mg dose was measured on Day 1 and the acute effect of 100mg dose was measure on Day 14 and Day 28.

Outcome Measures

The primary objective of the study was safety and tolerability. This was assessed based on vital signs, physical and neurological examination, electrocardiogram, or ECG, laboratory tests, and AE monitoring.

Secondary efficacy outcome measures included the mAIMS, UPDRS Part III and patient diaries.

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

Other Secondary Measures of Efficacy

Dipraglurant did not worsen motor control

UPDRS Part III scores in the post-levodopa dosing period did not differ between treatment groups. There was no evidence that dipraglurant led to increased parkinsonism or “Off” periods. This was an expected result given the mechanism of action, but was important to establish, as it confirms that the anti-dyskinetic benefits observed with treatment did not come at the cost of worsened motor control.

Patient reported effects on PD motor symptoms and dyskinesia—diary data

Mean daily “Off” time tended to decrease in each treatment group in weeks 1, 2 and 3, but at week 4, “Off” time decreased by about 50 minutes per day in the dipraglurant group versus an increase of about 9 minutes in the placebo group. Although, the week 4 difference was not statistically significant, or NSS (the study was not powered to detect such changes), it remains interesting and suggests the potential for additional benefits of treatment in this patient population.

Figure 7. Pattern of motor complications of dipraglurant group patients over the course of a day, as reported in patients’ diaries—baseline versus week 4

Baseline

Week 4

The mean daily percentage of time in “On” with no dyskinesia increased in both treatment groups. At week 4, the dipraglurant group showed a 2.28 hours increase compared to 1.78 hours for the placebo group (NSS).

Overall, there were more patients in the dipraglurant group who reported “On” time without (w/o) dyskinesia and fewer patients reporting “On” time with dyskinesia (Figure 7). In this analysis, dipraglurant treatment improved the percentage of patients in “On” time without LID from morning to late afternoon.

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

Two patients withdrew due to TEAEs. Both were in the dipraglurant group at the 100 mg dose level.

●	One case concerned a 68-year-old man who experienced severe nausea, dizziness, and anxiety after he had been treated with dipraglurant for 3 weeks. At the time of AE, the patient was receiving 100 mg tid. After 3 days, the medication was discontinued and the AEs resolved without sequelae.
●	The other case concerned a 69-year-old man who experienced several AEs. On treatment Day 6, when he was taking 50 mg bid, he experienced moderate dyskinesia and fell. On Day 8, he experienced mild nausea and continued to experience moderate dyskinesia and sweating. The patient continued with the protocol defined dose escalation and started the 100 mg midday dose on Day 14. On Day 17, study medication was discontinued. By Day 21, nausea had resolved, whereas dyskinesia and sweating had not.

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

Dipraglurant clinical development plan—registration program in PD-LID

The pivotal program for PD-LID currently comprises two placebo-controlled studies that are intended to support registration. The 100 mg tid dose of dipraglurant will be evaluated versus placebo in both studies, as it showed a significant reduction in LID symptoms at Day 1 and Day 14, in the earlier POC clinical trial, the drug was also generally well tolerated and no clinically significant abnormalities of safety monitoring parameters occurred. Following successful completion of the first Phase 2b/3 pivotal clinical trial, an End of Phase 2, or EOP2, meeting with the FDA will be planned to obtain agreement on the final design of a confirmatory Phase 3 clinical trial and any remaining elements of the registration program.

Dipraglurant Phase 2b/3 pivotal clinical trial in PD-LID patients—Study 301

We are conducting a Phase 2b/3 placebo-controlledpivotal clinical trial of dipraglurant in PD-LID patients since June 2021. The clinical trial is expected to be conducted at approximately 50 sites in the United States and target enrollment of approximately 140 patients. Furthermore, the primary endpoint will be efficacy in reducing PD-LID measured as the change over time in Unified Dyskinesia Rating Scale, or UDysRS at week 12 compared to baseline. We expect to report topline results in the first half of 2023.

Figure 8: Design of dipraglurant PD-LID Phase 2b/3 study 301 clinical trial

The study is enrolling patients 30-85 years of age with PD and clinically relevant LID. At screening, LID severity is assessed to determine eligibility using the UDysRS and the Movement Disorder Society Unified Parkinson’s Rating Scales (MDS-UPDRS) in order to ensure that only patients with moderate to severe LID are included in the study. During the screening period, patients receive Brief Psychosocial Therapy adapted for dyskinesia, or BPST-Dys. This is a structured non-pharmacological intervention, directed by trained site-staff. BPST has been demonstrated to reduce anxiety associated with neurodegenerative disease including PD. The aim is to ensure that any anxiety overlay is reduced before patients enter the randomized period of the study such that the baseline symptom severity is more reflective of the condition itself. At the baseline visit, the severity of LID symptoms are reassessed using the UDysRS, the MDS-UPDRS and PD diary entries to confirm that the patient continues to meet the study entry criteria. Subjects who have improved during the screening period and do not meet the inclusion criteria at their baseline visit are excluded prior to randomization. Although this may result in a higher screen-failure rate, it is intended to reduce placebo response and ensure that patients randomized to the study require pharmacologic treatment for their condition.

All PD medications are required to be stable prior to screening and remain so during the course of the study.

Following completion of the 12-week randomized study, patients who choose to do so are allowed to enroll in a separate open label safety study, or OLS, if the investigator considers it to be of benefit.

Objectives and endpoints. The key objectives of the study are to evaluate the efficacy and safety of dipraglurant in reducing dyskinesia symptoms in PD patients with LID without worsening of the Parkinson’s disease. The primary and secondary endpoints include the following:

Primary Endpoint. Change in the Unified Dyskinesia Rating Scale (UDysRS) total score from baseline to week 12.

Key Secondary Endpoints—Efficacy

●	Standardized Patient Diary based assessments of “On” time without troublesome dyskinesia, as well as “Off” time.
●	Other Secondary Endpoints include the Clinician’s Global Impression of Severity (CGI-S)

Safety Assessments

Safety measures are assessed during the course of the study and during a one week follow-up period for those patients not electing to enter the open-label study.

UDysRS, the Primary Endpoint

In this study, the primary endpoint is the UDysRS. The UDysRS was the endpoint that was used in the GOCOVRI pivotal studies leading to the drug’s FDA approval for PD Dyskinesia. Of all the scales used for assessing dyskinesia, only the UDysRS contains anchored, clinician-evaluated measures of dyskinesia. In this scale, patients perform 4 tasks, and raters evaluate dyskinesia severity and disability for each. Although this rating measure incorporates the concepts of the mAIMS, the UDysRS has the advantage of consolidating both patient-based perceptions of disability and objective rater-based assessments of impairment and disability (Goetz et al., Mov Disord 2008).

Placebo-minimization procedures

A number of factors may have contributed to the high placebo response in the Phase 2a POC study and therefore A number of procedures have been implemented in the pivotal study to curb excessive placebo response, reduce variability and therefore enable a more precise estimate of treatment effect of dipraglurant in the treatment of LID:

●	The UDysRS measure is being used as the primary efficacy endpoint instead of the mAIMS. The mAIMS is not as sensitive to changes in LID as the UDysRS, as described in the 8-scale comparison study (Goetz et al., Mov Disord 2013) and it is more prone to placebo response than the UDysRS. The mAIMS lacks the functional/objective items of the UDysRS and thus is largely subjective.
●	Raters are qualified by the Movement Disorder Society to assess the UDysRS scores. In addition, an expert rater training service will review UDysRS ratings during the study to further ensure quality as well as inter- and intra-rater reliability of these assessments.
●	Randomized patients are required to have dyskinesia scores at screening and baseline that reflect moderate to severe symptoms.
●	A non-pharmacologic intervention BPST-Dys has been incorporated into the screening period to help exclude placebo-responders from the randomized, controlled portion of the trial.
●	The longer 12 -week randomized treatment period should also help to mitigate placebo response, compared to the 4-week treatment duration tested in the proof-of-concept study.

Dipraglurant confirmatory Phase 3 pivotal clinical trial in PD-LID patients—Study 303

The confirmatory Phase 3 study is planned to be a two-arm double-blind, placebo-controlled, parallel group design comparing 100 mg dipraglurant versus placebo in PD patients with LID. Treatment will be over a 6 -month period to assess maintenance of effect beyond 12 weeks. Study 303 will follow a similar study design to the Phase 2b/3 pivotal clinical trial (Study 301). Although the treatment duration will be 24 weeks in total, the primary endpoint will remain the change in UDysRS total score from baseline to week 12. The 24 -week UDysRS score will evaluate maintenance of effect as a secondary endpoint. At the completion of the study, eligible patients will have the option of rolling into the ongoing OLS study, if the investigator considers it to be of benefit.

Dipraglurant in PD motor symptoms

There is an increasing body of literature that suggests that inhibiting mGlu5 in the striatopallidal pathway may also improve the motor symptoms of PD and may also prevent excitotoxic damage to the substantia nigra. Dipraglurant was investigated in the haloperidol induced catalepsy (HIC) model, an animal model of Parkinson’s disease. Haloperidol is an antagonist of the dopamine D2 receptor and overcoming the catalepsy (immobility) induced by haloperidol administration is suggestive of antiparkinsonian activity and may also have relevance for other movement disorders, such as tardive dyskinesia and dystonia, where reduced activity of dopamine D2 receptors is implicated. In the rat HIC model, dipraglurant reduced the amount of time rats were immobile, in a dose dependent manner. The effective plasma concentration was similar to that for the treatment of dyskinesia in the MPTP macaque and that which was seen to be effective in PD-LID patients. The suggestion of antiparkinsonian activity was also supported by observations in the Phase 2a clinical trial. In week 4 of treatment, patients reported an average “Off” time reduction of 50 minutes per day. Also, both patients and clinicians reported improvements in PD symptoms compared to placebo. Although none of these results were statistically significant, the observations were interesting and were noted by the PD experts who took part in the trials. PD motor symptom effects will continue to be evaluated in the larger pivotal clinical trials.

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

We are developing an extended release formulation of dipraglurant as a novel orally available mGlu5 NAM for the treatment of dystonia and have initiated a clinical program with the initial target indication of blepharospasm. We are conducting an exploratory placebo-controlled Phase 2 clinical trial in blepharospasm patients using the current immediate release formulation of dipraglurant and expect to report topline results in the second quarter of 2022. We believe that subject to regulatory approval, dipraglurant may offer an innovative and differentiated treatment approach for multiple types of dystonia and present a significant commercial opportunity.

Externally Developed Out-licensed Product Candidate

ADX71149 for the treatment of Epilepsy

Epilepsy is one of the most common serious neurological disorders affecting about 65 million people globally (Thurman et al. 2011). It affects 1% of the population by age 20 and 3% of the population by age 75 (Holmes et al. 2008). Epilepsy describes a condition in which a person has recurrent seizures due to a chronic, underlying process. Epilepsy refers to a clinical phenomenon rather than a single disease entity, since there are many forms and causes. Epilepsy is defined by any of the following conditions: (1) at least two unprovoked (or reflex) seizures occurring >24 hours apart; (2) one unprovoked (or reflex) seizure and a probability of further seizures similar to the general recurrence risk (at least 60%) after two unprovoked seizures, occurring over the next 10 years; (3) diagnosis of an epilepsy syndrome (Fisher et al. 2014). The synaptic vesicle protein 2A, or SV2A has been identified as a broad spectrum anti-convulsant target in models of partial and generalized epilepsy, and studies in animal models and human tissue suggest that changes in the expression of SV2A are implicated in epilepsy (Mendoza-Torreblanca et al. 2013; Kaminski et al. 2012). SV2A ligands include levetiracetam (Lynch et al. 2004), which is an anti-epileptic drug commercialized under trademark Keppra®, is approved in Europe and the USA as a monotherapy or add-on therapy in patients diagnosed with epilepsy.

Our partnered drug candidate ADX71149 is a novel orally active mGlu2 PAM. Our partner, Janssen, has completed Phase 1 and two Phase 2a clinical trials in schizophrenia and anxious depression, respectively. Janssen has announced that ADX71149 has been extensively profiled in preclinical models of epilepsy showing both standalone activity and in combination with SV2A ligands including Keppra. Janssen has patented the combination of mGlu2 PAM with SV2A ligands for the treatment of epilepsy and is conducting a placebo-controlled Phase 2a proof of concept clinical trial of ADX71149 in epilepsy patients since June 2021. We expect to report topline results in the third quarter of 2022.

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

Our GABAB PAM drug candidates are novel, orally available, small molecules that have demonstrated positive effects and tolerability in several preclinical rodent models of pain, anxiety, addiction and OAB and have also shown activity in a genetic model of CMT1A. GABAB PAMs differ from the generic drug baclofen in that they are PAMs rather than orthosteric agonists at the GABAB receptor. The GABAB PAM only acts when the natural ligand (GABA) activates the receptor, and therefore respects the physiological cycle of activation. It has been proposed that PAMs produce fewer adverse effects and lead to less tolerance to effect than direct agonists (May and Christopoulos 2003; Langmead and Christopoulos 2006; Perdona et al. 2011; Urwyler 2011; Gjoni et al., 2008; Ahnaou et al).

GABAB PAM for the treatment of substance use disorders, including alcohol use disorder

Our partner, Indivior, has licensed worldwide rights to our GABAB PAM program and is responsible for all development, manufacture and commercialization of any selected GABAB PAM drug candidates. Under the agreement, we are responsible for executing a research program funded by Indivior to discover novel drug candidates. Indivior has the right to select GABAB PAM drug candidates from our research program. We are in clinical candidate selection phase and expect IND enabling studies to be initiated in 2022. Indivior’s primary focus is substance use disorder, including alcohol use disorder. We believe that substance use disorder is an indication with a significant commercial opportunity. Existing therapies often do not provide effective control of symptoms or have side effects that discourage adherence. Subject to regulatory approval, we believe that GABAB PAM may offer an innovative and differentiated treatment approach from existing therapies and may provide benefit to patients.

Scientific advances have revolutionized our understanding of addiction as a chronic, relapsing disease and not a moral failure. Drug addiction is a complex illness which is characterized by intense and, at times, uncontrollable drug craving, along with compulsive drug seeking and use that persist even in the face of devastating consequences. Addiction affects multiple brain circuits, including those involved in reward and motivation, learning and memory, and inhibitory control over behavior. While a person initially chooses to take drugs, over time the effects of prolonged exposure on brain functioning compromise the ability to choose, and seeking and consuming the drug become compulsive, often eluding a person’s self-control or willpower. Because drug abuse and addiction have so many dimensions and disrupt so many aspects of an individual’s life, treatment is not simple. Addiction treatment must help the individual stop using drugs, maintain a drug-free lifestyle, and achieve productive functioning in the family, at work and in society. Patients typically require long-term or repeated episodes of care to achieve the ultimate goal of sustained abstinence and recovery of their lives.

Alcohol Use Disorder, or AUD is a broad term for problems with alcohol, and is generally indicative of compulsive and uncontrolled consumption of alcoholic beverages. It is medically considered a disease, specifically an addictive illness. The World Health Organization estimates that about 140 million people throughout the world suffer from alcohol dependence. Patients with AUD suffer major changes to the brain structure and chemistry. Excessive alcohol consumption damages almost every organ in the body and the cumulative toxic effects can cause both medical (cirrhosis of the liver, pancreatitis, heart disease, peptic ulcers, sexual dysfunction) and psychiatric (epilepsy, dementia, psychosis, anxiety & depression) problems. Treatment of alcoholism is complex with current standard of care typically being prescribed to patients with heavy drinking but largely being unable to prevent them from relapsing. Approximately 5.8 percent or 14.4 million adults in the United States ages 18 and older had AUD in 2018. This includes 9.2 million men and 5.3 million women. In addition, an estimated 401,000 adolescents ages 12-17, in the United States, had AUD in 2018.

GABAB PAM for the treatment of CMT1A

Our license agreement with Indivior provides for a funded research program, under which we have the right to select drug candidates for exclusive development in certain indications outside of substance use disorders, including CMT1A, a rare disease indication. We plan to pursue orphan drug designation for a selected drug candidate in CMT1A. Subject to regulatory approval, we believe an oral small molecule GABAB PAM with a once-a-day dosing and without the adherence-limiting side effects of baclofen, which is currently used off label, could bring benefit to patients and consequently present a strong commercial opportunity for us. Our GABAB PAM compounds have demonstrated the potential role of this mechanism in CMT1A.

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

The disease is very impactful for patients due to the neurological pain and muscular disability. A combination of lower motor neuron-type motor deficits and sensory symptoms are observed, and paresis and muscle atrophy develop with areflexia. The chronic nature of the motor neuropathy commonly results in foot deformity, hammertoes, very high-arched feet, loss of lower leg musculature, resulting in skinny calves, numbness of the foot or leg, “slapping” gait (feet hit the floor hard when walking), foot drop (inability to hold foot horizontal) and weakness of the hips, legs or feet. Involvement of the hands may follow as the disease progresses. Signs of sensory system dysfunction are common and include loss of vibration and joint position sense followed by decreased pain and temperature sensation. Onset of CMT1A occurs between age 5 and 25 years, with a prevalence of 1 in 5,000. There are no known cures for this debilitating condition. Current therapies are primarily symptomatic, such as physiotherapy.

The program is in clinical candidate selection phase and we expect to initiate IND enabling studies in 2022. As part of clinical candidate selection, we are evaluating selected drug candidates in preclinical models of CMT1A in collaboration with the Charcot-Marie Tooth Associated, or CMTA.

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

We are developing mGlu7 NAM as a novel orally available treatment to reduce fear memory in PTSD. By selectively targeting mGlu7 with NAMs, the brain circuitries involved in fear and anxiety can be more precisely modulated, potentially resulting in higher efficacy and fewer side effects. Subject to regulatory approval, we believe the mGlu7 NAM may offer an innovative and differentiated treatment approach from existing therapies. The program is in clinical candidate selection phase and we expect to initiate IND enabling studies in 2022. a consortium led by us has been awarded a €4.85 million grant from the Eurostars to advance the program to drug candidate stage.

mGlu2 NAM

The mGlu2 receptor, is a class C GPCR and is broadly distributed throughout the cortex as well as highly expressed in the hippocampus and perforant path. Activation of mGlu2 leads to inhibition of glutamate release in the synapse and therefore mGlu2 NAM has the potential to treat medical conditions linked to lowered glutamate levels in the brain via restoration of a normalized glutamatergic tone such as cognitive impairment in Alzheimer’s disease and depression.

mGlu2 NAM for the treatment of mild neurocognitive disorders

mGlu2 NAM is one of the most promising experimental therapeutic strategies for the treatment of mNCD. Our mGlu2 NAM has been tested in the beta amyloid-induced memory impairment model in rodents which mimics aspects of pathophysiology and progressive memory impairment observed in Alzheimer’s disease or, AD. In this study, our mGlu2 NAM dose-dependently reversed working memory impairment in the novel object recognition test, without affecting locomotor activity. Donepezil, a marketed drug currently used to treat symptoms of AD, was used as the positive control and the magnitude of the effect induced by the mGlu2 NAM was similar to that of donepezil. Preclinical research from other groups suggest not only that mGlu2 NAM might slow the progression of AD, an effect not seen with any marketed drug, but also that it may have a synergistic effect on cognition when combined with donepezil.

We are currently optimizing multiple chemical series of highly selective, orally active mGlu2 NAMs, The program is in late lead optimization phase and we expect to enter clinical candidate selection phase in 2022.

Internal Early-Stage Research Programs

mGlu4 PAM

The mGlu4 receptor, is a class C GPCR and is expressed primarily on presynaptic terminals, functioning as an autoreceptor or heteroreceptor with its activation leading to decreases in neurotransmitter release from presynaptic terminals. The mGlu4 is uniquely distributed in key brain regions involved in multiple CNS disorders. In particular, mGlu4 is abundant in striato-pallidal synapses and on the subthalamo-nigral projections within the basal ganglia circuitry, a key area implicated in movement disorders, like Parkinson’s disease.

mGlu4 PAM for the treatment of Parkinson’s disease

Parkinson’s disease (PD) is a progressive neurodegenerative disorder that is caused by loss of dopaminergic neurons in the basal ganglia, the brain center for movement initiation and coordination. mGlu4 receptors are strategically localized to counteract neurotransmitter imbalance and restore motor behavior in patients.

Parkinson’s disease is characterized by motor symptoms such as slowness in initiating and executing movements (akinesia and bradykinesia, respectively), muscular rigidity, resting tremor, postural instability, gait dysfunction and freezing. These symptoms are caused by the degeneration of dopaminergic neurons in the substantia nigra and depletion of dopamine in the striatum. Actually, in a healthy brain, there is a balance between the direct and indirect pathways of the basal ganglia. The direct pathway stimulates the initiation of movements through an activation of the thalamocortical neurons. By contrast, the indirect pathway leads to the inhibition of the thalamocortical neurons, and subsequently inhibition of movements. These two pathways are modulated by the dopaminergic neurons from the substantia nigra, that activate the direct pathway and inhibit the indirect pathway. In PD, these dopaminergic neurons degenerate, and dopamine loss in the striatum leads to an over-stimulation of glutamate transmission at the subthalamo-nigral synapses, and then an over-inhibition of the thalamocortical neurons. The ability to carry out voluntary movements is impaired, and this leads to the motor symptoms of PD.

Current treatments are aimed at replacing dopamine or mimicking its effects by chronically administering patients with the dopamine precursor levodopa, inhibitors of dopamine catabolic enzymes or direct dopamine receptor agonists. Although these treatments provide good symptomatic relief in the early to middle stages of PD, they lose their efficacy as the disease progresses and their chronic administration is associated with disabling side effects (dyskinesia, motor fluctuations, behavior disturbances). Finally, no PD therapies have demonstrated neuroprotection and delaying disease progression. Therefore, new treatments are required for PD that target the neurochemical systems downstream dopamine itself in the basal ganglia.

By decreasing GABAergic and glutamatergic transmission in the indirect pathway, mGlu4 activation is expected to restore the equilibrium between the direct and indirect pathways, and then to restore motor behaviors in PD. This has been demonstrated in animal models, including the MPTP monkey model. Several studies in animal models have demonstrated that this strategy is promising for the treatment of motor and non-motor symptoms of PD, as well as for disease modification. In the immune system mGlu4 has been found on dendritic cells. Emerging data implicate mGlu4 in several indications such as multiple sclerosis, Parkinson’s disease, anxiety, neuropathic and inflammatory pain, schizophrenia, autism and diabetes.

We are currently optimizing multiple chemical series of highly selective, orally active mGlu4 PAMs, with compounds at the early lead optimization stage.

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

Scientific evidence suggests astroglial mGlu3 receptor activation leads to neuroprotection, through modulation of glutamate excitotoxicity and glutamate transport, neurotrophin production and reduction of oxidative damage. This points to the potential utility of mGlu3 PAMs for neurodegenerative disease such as Alzheimer’s or Parkinson’s diseases.

We are currently optimizing multiple chemical series of highly selective, orally active mGlu3 PAMs , with compounds at the early lead optimization stage.

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

In January 2018, Under terms of the agreement, we received a non-refundable upfront fee of $5.0 million for the right to use the clinical candidate, ADX71441, including all materials and know-how related to this clinical candidate. In addition, we are eligible for payments on successful achievement of pre-specified clinical, regulatory and commercial milestones totaling $330 million. In addition, we are eligible for tiered royalties from high single digits to low double digits on net sales of applicable products on a country-by country-basis. The term of the royalty for each licensed product in any particular country commences on such product’s launch and ends on the latest of ten -year anniversary of launch, expiration of certain applicable patent rights, and expiration of certain applicable marketing or data exclusivity periods. On February 14, 2019, Indivior terminated the development of their selected compound, ADX71441.

Separately, Indivior funds research at Addex, based on a research plan to be mutually agreed between the parties, to discover novel GABAB PAM compounds. These future novel GABAB PAM compounds, if selected by Indivior, become licensed compounds. We agreed with Indivior to an initial research term and duration of two years, that can be extended by twelve-month increments and a minimum annual funding of $2 million for the Addex R&D costs incurred. Following Indivior’s selection of one newly identified compound, Addex has the right to also select one additional newly identified compound. Addex is responsible for the funding of all development and commercialization costs of its selected compounds and Indivior has no rights to the Addex selected compounds. The initial two-year research term was expected to run from May 2018 to April 2020. In 2019, Indivior agreed an additional research funding of $1.6 million, for the research period. In October 2020, the research term was extended until June 30, 2021 and Indivior agreed an additional research funding of $2.8 million. Effective May 1, 2021, the research term was extended until July 31, 2022 and Indivior agreed an additional research funding of CHF 3.7 million, of which CHF 2.0 million has been paid to the Group as of December 31, 2021, a remaining amount of CHF 0.7 million is expected to be received directly by the Group in the year 2022 and CHF 1.0 million paid directly by Indivior to third party suppliers that are supporting the funded research program.

Indivior may terminate the Agreement in its entirety or with respect to one or more countries or products upon 90 days’ prior written notice prior to receipt of marketing approval for product candidates or twelve months’ prior written notice after the receipt of marketing approval.

Addex may terminate the agreement if Indivior commits a material breach of the agreement and fails to cure such breach within 90 days of Addex’s written notification to Indivior or fails to cure breaches to any payment obligations breach within 30 days, subject to certain conditions.

Collaboration Agreement with Janssen for Development of Novel mGlu2 PAM Compounds, including ADX71149, for the Treatment of CNS and Related Diseases

On December 31, 2004, we entered into a collaboration and license agreement with Janssen Pharmaceuticals, Inc., or Janssen, for the discovery, development and commercialization of novel mGlu2 PAM compounds for the treatment of CNS and related diseases. We agreed with Janssen to an initial research term and duration of two years that could have been extended if parties mutually agreed thereto in writing. The agreement was not extended beyond 2007. ADX71149 is one of the drug candidates discovered and selected for development by Janssen under the agreement. In 2012, Janssen announced completion of a Phase 2a clinical trial in Europe with ADX71149 for the treatment of schizophrenia demonstrating proof of principal in patients with negative symptoms of schizophrenia, such as apathy, social withdrawal, loss of emotional expression or sleep disorders. Janssen also conducted a Phase 2a clinical trial with ADX71149 for the treatment of patients with anxious depression, which failed to show statistically significant effects. In 2015 and 2018, Janssen scientists published studies demonstrating synergies with Keppra (a globally commercialized antiepileptic drug) in preclinical models of epilepsy. Janssen is conducting a placebo-controlled Phase 2a proof of concept clinical trial of ADX71149 in epilepsy patients since June 2021 and we expect to report topline results in the third quarter of 2022.

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

Under the terms of the Janssen agreement, we received an upfront fee of € 4.6 million and research funding of € 6.4 million during the research period, which ran from 2005 to 2007. In addition, we are eligible for payments on successful achievement of pre-specified clinical and regulatory milestones. We are also eligible for low double digit royalties on net sales of applicable products on a country-by country-basis and on a product by product basis, for a period commencing on the date of first sale and ending upon the latest of the expiration of twelve years from the date of first sale of a product in a given country or the last to expire of our patents containing a claim covering composition of compound comprised in a product sold by Janssen, its affiliates or sublicensees in such country. We received a € 1.5 million milestone payment in relation to the entry of ADX71149 into Phase 1 in July 2009 and a € 2.6 million milestone payment in relation to the entry of ADX71149 into Phase 2 in June 2011. We are eligible for a further €109 million in success-based development and regulatory milestones and low double-digit royalties on net sales.

In the event that no compounds are discovered or identified during the research period, the agreement shall terminate.

Intellectual Property

Patents and Proprietary Rights

As at December 31, 2021, we owned 14 U.S. and 234 foreign patents and a number of pending patent applications that cover various aspects of our allosteric modulator technologies and discovery platform, including several classes of compounds which are potentially useful as modulators of mGlu5, mGlu2, mGlu4 and GABAB. More specifically, our patents and patent applications cover compounds, pharmaceutical compositions, polymorphs and uses of compounds for medical treatment.

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

We have two patent families covering dipraglurant as a composition of matter and its polymorphs which are useful as mGlu5 NAMs: 114 patents have been granted to us, including 4 in the United States and 109 in other international jurisdictions (Albania, Austria, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Great Britain, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Lithuania, Luxembourg, Macedonia, Malta, Monaco, Netherlands, Norway, Poland, Portugal, Romania, San Marino, Serbia, Slovakia, Slovenia, Spain, Sweden, Switzerland/Liechtenstein, Turkey, Armenia, Australia, Azerbaijan, Belarus, Brazil, Canada, China, Hong Kong, Indonesia, Israel, Japan, Kazakhstan, South Korea, Kyrgyzstan, Moldova, Mexico, New Zealand, Philippines, Russia, Singapore, South Africa, Ukraine, Tajikistan and Turkmenistan). We also have 11 patent applications pending.

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

Jointly with Janssen, we have 92 patents in three patent families covering compounds which are useful as mGlu2 PAMs, including ADX71149, which is explicitly exemplified and claimed as a compound and as a pharmaceutical composition, we have 6 patents in the United States and 88 in other international jurisdictions (Albania, Austria, Belgium, Bosnia & Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Lithuania, Luxembourg, North Macedonia, Malta, Monaco, Netherlands, Norway, Poland, Portugal, Romania, Serbia, Slovakia, Slovenia, Spain, Sweden, Switzerland/Liechtenstein, Turkey, Ukraine, United Kingdom, Algeria, Argentina, Australia, Brazil, Canada, China, Chile, Gulf Cooperation Council, Hong Kong, Israel, India, Indonesia, Japan, Republic of Korea, Malaysia, Mexico, New Zealand, Philippines, Russia, Singapore, South Africa, Thailand, Vietnam, and Taiwan).

Furthermore, we have 17 patents in two patent families covering compounds that have potential utility as mGlu4 PAMs, which include 2 patents granted in the United States and 15 in Europe (Belgium, France, Germany, Great Britain, Hungary, Italy, Spain and Switzerland/Liechtenstein). One family is owned by us and a second family is jointly owned by us and Merck & Co Inc. pursuant to our collaboration agreement for the development of mGlu4 PAM, which we entered into in 2007..

Our portfolio of granted patents have expiry dates ranging from 2025 - 2034 without extension. Patent term extension of up to 5 years is available in some jurisdictions. For example, in the US following the enactment of Title II of the Drug Price Competition and Patent Term Restoration Act (Public Law 98-417) it is generally possible to extend patent life by a maximum of 5 years.

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

It is our policy to require our employees and consultants, outside scientific collaborators, sponsored researchers and other advisors who receive confidential information from us to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. The agreements provide that all inventions conceived by an employee shall be our property. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for our trade secrets in the event of unauthorized use or disclosure of such information.

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

Marketing

United States Government Regulation

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, (FDCA), and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the drug development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve pending new drug applications, or NDAs, withdrawal of an approval, imposition of a clinical hold, issuance of warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves:

•

completion of pre-clinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, regulations, including laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess potential safety and efficacy;

•	submission to the FDA of an Investigational New Drug, or IND, which must become effective before human clinical trials may begin;
•	approval by an independent institutional review board, or IRB, at each clinical site before each clinical trial may be initiated;
•

performance of adequate and well-controlled clinical trials in accordance with good clinical practice, or GCP, requirements to establish the safety and efficacy of the proposed drug for each indication;

•	submission to the FDA of an NDA;
•	satisfactory completion of an FDA advisory committee review, if applicable;
•

satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP requirements, and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; satisfactory completion of an FDA inspection of selected clinical sites to assure compliance with GCPs and the integrity of the clinical data; payment of user fees; and

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

Progress reports detailing the results of the clinical trials must be submitted, at least annually, to the FDA, and more frequently if certain serious adverse events occur. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements, or if the drug has been associated with unexpected serious harm to patients.

Marketing Approval

Assuming successful completion of the required clinical testing, the results of the pre-clinical and clinical studies, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. In most cases, the submission of an NDA is subject to a substantial application user fee. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes twelve months from the date the NDA is submitted to the FDA because the FDA has sixty days from submission to make a “filing” decision.

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

The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity.

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

After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a complete response letter. A complete response letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA and may require additional clinical or pre-clinical testing in order for FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Orange Book Listing

In seeking approval for a drug through an NDA, applicants are required to list with the FDA certain patents whose claims cover the applicant’s product. Upon approval of an NDA, each of the patents listed in the application for the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, known as the Orange Book. Any applicant who files an Abbreviated New Drug Application, or ANDA, seeking approval of a generic equivalent version of a drug listed in the Orange Book referencing a drug listed in the Orange Book must certify, for each patent listed in the Orange Book for the referenced drug, to the FDA that (1) no patent information on the drug product that is the subject of the application has been submitted to the FDA, (2) such patent has expired, (3) the date on which such patent expires or (4) such patent is invalid or will not be infringed upon by the manufacture, use or sale of the drug product for which the application is submitted. The fourth certification described above is known as a paragraph IV certification. A notice of the paragraph IV certification must be provided to each owner of the patent that is the subject of the certification and to the holder of the approved NDA to which the ANDA. The applicant may also elect to submit a “section viii” statement certifying that its proposed label does not contain (or carves out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent. This section viii statement does not require notice to the patent holder or NDA owner. There might also be no relevant patent certification.

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

Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, including a boxed warning, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs.

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

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

●	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
●	fines, warning letters or holds on post-approval clinical trials;
●	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product approvals;
●	product seizure or detention, or refusal to permit the import or export of products; or
●	injunctions or the imposition of civil or criminal penalties.

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

The federal Anti-Kickback Statute prohibits, among other things, individuals or entities from knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, overtly or covertly, in cash or in kind to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value. The federal Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers and formulary managers on the other hand. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor.

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

The federal civil and criminal false claims laws, including the False Claims Act, which prohibit, among other things, any individual or entity from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. Numerous pharmaceutical and other healthcare companies have been prosecuted under these laws for, among other things, allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product and for causing false claims to be submitted because of the companies’ marketing of products for unapproved, and thus non-reimbursable, uses.

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

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, impose certain requirements relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization on certain health plans, healthcare clearinghouses and certain healthcare providers, known as covered entities, and their respective business associates, independent contractors that perform certain services involving the use or disclosure of individually identifiable health information as well as their covered subcontractors. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorneys’ fees and costs associated with pursuing federal civil actions.

The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals, and applicable manufacturers and applicable group purchasing organizations to report annually to CMS ownership and investment interests held by physicians and their immediate family members.

We may also be subject to state and foreign law equivalents of each of the above federal laws; state laws that require manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or that otherwise restrict payments that may be made to healthcare providers; state and local laws that require the registration of pharmaceutical sales representatives; as well as state and foreign laws that govern the privacy and security of health information in some circumstances, many of which differ from each other in substantial ways and often are not preempted by HIPAA, thus complicating compliance efforts.

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

Coverage and Reimbursement

Market acceptance and sales of any drug products depend in part on the extent to which reimbursement for drug products will be available from third party payors, including government health administration authorities, managed care organizations and other private health insurers. third party payors decide which drug products they will pay for and establish reimbursement levels. third party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies. However, decisions regarding the extent of coverage and amount of reimbursement to be provided for drug products are made on a payor-by-payor basis. One payor’s determination to provide coverage for a drug product does not assure that other payors will also provide coverage, and adequate reimbursement, for the drug product. Additionally, a third party payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Each payor determines whether or not it will provide coverage for a drug product, what amount it will pay the manufacturer for the therapy, and on what tier of its formulary it will be placed. The position on a payor’s list of covered drugs, or formulary, generally determines the co-payment that a patient will need to make to obtain the drug product and can strongly influence the adoption of such drug product by patients and physicians. Patients who are prescribed drug products for their conditions and providers prescribing such drug products generally rely on third party payors to reimburse all or part of the associated costs. Patients are unlikely to use a drug product unless coverage is provided and reimbursement is adequate to cover a substantial portion of the cost of the drug product.

Reimbursement by a third party payor may depend upon a number of factors, including the third party payor’s determination that a drug product is neither experimental nor investigational, safe, effective, and medically necessary, appropriate for the specific patient, cost-effective, supported by peer-reviewed medical journals and included in clinical practice guidelines.

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

Among policy makers and payors in the United States and elsewhere, there is substantial interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and / or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been affected by major legislative initiatives. In March 2010, the ACA was passed, which substantially changed the way healthcare is financed by both the government and private insurers, and continues to greatly impact the U.S. pharmaceutical industry. The ACA, among other things: (i) increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations; (ii) established an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in some government healthcare programs; (iii) expanded the availability of lower pricing under the 340B drug pricing program by adding new entities to the program; (iv) increased the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program, to 23.1% and 13% of the average manufacturer price for most branded and generic drugs, respectively and capped the total rebate amount for innovator drugs at 100% of the Average Manufacturer Price, or AMP; (v) expanded the eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability; (vi) established a new Medicare Part D coverage gap discount program, in which manufacturers must now agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; (vii) created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and (viii) established a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug.

There have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, President Trump signed several Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress considered legislation to repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. On December 22, 2017, new legislation was signed into law (H.R. 1, “An Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018,” or the Tax Cuts and Jobs Act) that significantly revised the U.S. Internal Revenue Code of 1986, as amended, or the Code. The Tax Cuts and Jobs Act included a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. On June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the ACA will remain in effect in its current form. Prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how such challenges, and the healthcare reform measures of the Biden administration will impact the ACA and our business.

Other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013, and due to subsequent legislative amendments to the statute, including the BBA, and the Infrastructure Investment and Jobs Act, will remain in effect through 2031 unless additional Congressional action is taken. However, COVID-19 relief support legislation suspended the 2% Medicare sequester from May 1, 2020 through March 31, 2022. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 3% in the final fiscal year of this sequester. The American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have an adverse effect on customers for our drug candidates, if approved, and, accordingly, our financial operations. Additionally, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024.

Additionally, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that attempt to implement several of the administration’s proposals. The FDA concurrently released a final rule and guidance in September 2020, implementing a portion of the importation executive order providing pathways for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the U.S. Department of Health and Human Services, or HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Infrastructure Investment and Jobs Act to January 1, 2026. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a new safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed until January 1, 2026. On November 20, 2020, CMS issued an interim final rule implementing President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021, as a result of litigation challenging the Most Favored Nation model, on December 27, 2021, CMS published a final rule that rescinds the Most Favored Nation model interim final rule. In July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. No legislation or administrative actions have been finalized to implement these principles. In addition, Congress is considering drug pricing as part of other reform initiatives. It is unclear whether these or similar policy initiatives will be implemented in the future.

At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. It is possible that additional governmental action is taken in response to address the COVID-19 pandemic.

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

Item 5. Operating and Financial Review and Prospects.

You should read the following discussion in conjunction with our audited consolidated financial statements, including the related notes thereto, included in this Annual Report on Form 20-F. In addition to historical information, this discussion contains forward-looking statements that involve risks and uncertainties. You should read the sections of this Annual Report on Form 20-F entitled “Item 3D—Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of the factors that could cause our actual results to differ materially from our expectations.

Overview

We are a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators. Allosteric modulators target a specific receptor or protein and alter the effect of the body’s own signaling molecules on their target through a novel mechanism of action. These innovative small molecule drug candidates offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to existing drug treatments. To date, our research and development efforts have been primarily focused on building a portfolio of proprietary candidates based on our allosteric modulator development capability. The allosteric modulator principle has broad applicability across a wide range of biological targets and therapeutic areas, but our primary focus is on G-protein coupled receptors, or GPCR, targets implicated in neurological diseases, where we believe there is a clear medical need for new therapeutic approaches.

Using our allosteric modulator discovery capabilities, we have developed a pipeline of proprietary clinical and preclinical stage drug candidates. We or our partners are developing these clinical and preclinical stage proprietary drug candidates for diseases for which there are no approved therapies or where improved therapies are needed. These include levodopa induced dyskinesia associated with Parkinson’s disease, non-parkinsonian dystonia (including blepharospasm), epilepsy, addiction (including alcohol use disorder), Charcot-Marie-Tooth type 1A neuropathy, or CMT1A, and other neurodegenerative diseases. Some of these indications are classified as rare diseases that may allow for orphan drug designation by regulatory agencies in major commercial markets, such as the United States, Europe and Japan. Orphan drug designation may entitle the recipient to benefits in the jurisdiction granting the designation, such as market exclusivity following approval and assistance in clinical trial design, a reduction in user fees or tax credits related to development expense.

We are developing our lead drug candidate, dipraglurant, as a metabotropic glutamate receptor subtype 5 negative allosteric modulator, or mGlu5 NAM, for the treatment of PD-LID. We are conducting a placebo-controlled Phase 2b/3 pivotal clinical trial of dipraglurant in PD-LID patients since June 2021. The clinical trial is expected to be conducted at approximately 50 sites in the United States and target enrollment of approximately 140 patients. We have received orphan drug designation from the United States Food and Drug Administration, or FDA, for dipraglurant in PD-LID and expect to report topline results in the first half of 2023. In parallel, we are developing an extended release formulation of dipraglurant as a novel orally available mGlu5 NAM for the treatment of blepharospasm. We are conducting an exploratory placebo-controlled Phase 2 clinical trial in blepharospasm patients using the current immediate release formulation of dipraglurant and expect to report topline results in the second quarter of 2022.

Our partnered drug candidate, ADX71149 is a novel orally active metabotropic glutamate receptor subtype 2 positive allosteric modulator, or mGlu2 PAM for the treatment of epilepsy. Our partner, Janssen Pharmaceuticals, Inc., or Janssen, a subsidiary of Johnson & Johnson is conducting a placebo-controlled Phase 2a proof of concept clinical trial of ADX71149 in epilepsy patients since June 2021. We expect to report topline results in the third quarter of 2022. Under our agreement with Janssen, Janssen is responsible for financing the development and commercialization, if any, of ADX71149.

We are also conducting a research program under our strategic partnership with Indivior PLC UK Limited, or Indivior, to discover novel orally available gamma-aminobutyric acid subtype B receptor positive allosteric modulators, or GABAB PAMs. We are currently in clinical candidate selection phase and expect IND enabling studies to be initiated in 2022. Under the terms of the agreement with Indivior, we have the right to select drug candidates for development in certain exclusive indications outside of substance use disorder. We plan to develop our selected drug candidate in CMT1A, an indication that has been clinically validated with baclofen, an orthosteric agonist of GABAB, and where we believe there is a significant unmet medical need and commercial opportunity.

In addition, we are conducting a number of early stage research programs including mGlu7 NAM, mGlu2 NAM, mGlu4 PAM and mGlu3 PAM.

We were founded in May 2002 and completed our initial public offering of shares on the SIX Swiss Exchange in May 2007. On January 29, 2020, we listed American Depositary Shares (ADSs) representing our shares on the Nasdaq Stock Market following the United States Securities and Exchange Commission (SEC) having declared our registration statements on Forms F-1 and F-6 effective. Our operations to date have included organizing and staffing our company, raising capital, out-licensing rights to our research stage programs including our mGlu2 PAM and GABAB PAM programs and conducting preclinical studies and clinical trials.

To date, we have generated CHF 63.3 million of revenue from the sale of license rights and conducting funded research activities for certain of our research programs. We have historically financed our operations mainly through the sale of equity. Through December 31, 2021, we had raised an aggregate of CHF 344.9 million of gross proceeds from the sale of equity.

We have never been profitable and have incurred significant net losses in each period since our inception. Our net losses were CHF 15.4 million, CHF 12.9 million and CHF 14.8 million for years ended December 31, 2021, 2020 and 2019, respectively. As of December 31, 2021, we had accumulated losses of CHF 329.1 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We anticipate that our expenses will increase significantly in connection with our ongoing activities as we:

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

We will need substantial additional funding to support our operating activities as we advance our research and product candidates through clinical development, seek regulatory approval and prepare for commercialization, if any of our product candidates are approved. Adequate funding may not be available to us on acceptable terms, or at all.

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

Separately, Indivior funds research at Addex, based on a research plan to be mutually agreed between the parties, to discover novel GABAB PAM compounds. These future novel GABAB PAM compounds, if selected by Indivior, become licensed compounds. We agreed with Indivior to an initial research term of two years, that can be extended by twelve-month increments and a minimum annual funding of $2 million for the Addex R&D costs incurred. Following Indivior’s selection of one newly identified compound, Addex has the right to also select one additional newly identified compound. Addex is responsible for the funding of all development and commercialization costs of its selected compounds and Indivior has no rights to the Addex selected compounds. The initial two-year research term was expected to run from May 2018 to April 2020. In 2019, Indivior agreed an additional research funding of $1.6 million, for the research period. On October 30, 2020, the research term was extended until June 30, 2021 and Indivior agreed an additional research funding of $2.8 million. Effective May 1, 2021, the research term was extended until July 31, 2022 and Indivior agreed an additional research funding of CHF 3.7 million, of which CHF 2.0 million has been paid to the Group as of December 31, 2021, a remaining amount of CHF 0.7 million is expected to be received directly by the Group in the year 2022 and CHF 1.0 million paid directly by Indivior to third party suppliers that are supporting the funded research program.

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

Janssen initiated a Phase 2a proof of concept clinical trial of ADX71149 in epilepsy patients in June 2021. We are eligible for a further €109 million in success-based development and regulatory milestones and low double digit royalties on net sales.

Components of Results of Operations

Revenue

From the beginning of January 2017 through December 2021, we recognized CHF 15.3 million as revenue primarily under our license agreement with Indivior. We do not have approval to market or commercialize any of our product candidates, we have never generated revenue from the sale of products and we do not expect to generate any revenue from product sales for the foreseeable future. Prior to approval of a product candidate, we will seek to generate revenue from a combination of license fees, milestone payments in connection with collaborative or strategic relationships, royalties resulting from the licensing of our drug candidates and payments from sponsored research and development activities as well as grants from governmental and non-governmental organizations.

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

Other Income

From the beginning of January 2017 through December 2021, we recognized CHF 1.7 million as other income including CHF 1.2 million relating to grants from The Michael J. Fox Foundation for Parkinson’s Research, or MJFF, relating to certain clinical activities related to dipraglurant development in Parkinson’s disease levodopa-induced dyskinesia, or PD-LID, and TrKB PAM discovery activities.

In 2019, we were funded by Eurostars/Innossuisse for CHF 0.5 million to support our mGlu7 NAM program of which CHF 0.4 million were received in October 2019. Over the three year period ending December 31, 2021, the Group recognized CHF 0.5 million as income. As of December 31, 2021, the Group recognized CHF 0.1 million as other receivables in accordance with the grant conditions.

Grants are recognized at their fair value where there is reasonable assurance that the grant will be received and that we will comply with all associated conditions. Grants relating to costs are recognized as other income in the statement of comprehensive loss over the period necessary to match them with the costs that they are intended to compensate.

Operating Expenses

Research and Development Costs

From the beginning of January 2017 through December 2021, we incurred CHF 43.2 million in research and development costs. They consist mainly of direct research costs, which include: costs associated with the use of contract research organizations, or CROs, and consultants hired to assist on our research and development activities, personnel costs, share-based compensation for our employees and consultants, costs related to regulatory affairs and intellectual property, as well as depreciation for assets used in research and development activities.

We typically use our employee, consultant and infrastructure resources across our research and development programs. We track by program the directly attributable costs from CROs and consultants.

The following table provides a breakdown of our outsourced research and development costs that are directly attributable to the specified programs for the years ended December 31, 2021, 2020 and 2019:

	For the years ended December 31,
	2021	2020	2019

	(CHF in thousands, unaudited)
Dipraglurant PD‑LID	5,455	4,871	7,177
Dipraglurant blepharospasm	720	144	—
GABAB PAM	1,513	1,372	1,516
Other discovery programs	1,326	595	658
Total outsourced research and development costs	9,014	6,982	9,351

We expect our research and development costs will increase for the foreseeable future as we seek to advance the development of our programs. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of our product candidates. We are also unable to predict when, if ever, material net cash inflows will commence from sales of our product candidates. This is due to the numerous risks and uncertainties associated with developing such product candidates, including:

●	uncertainty related to discovering clinical candidate;
●	uncertainty related to efficiently manufacturing and distributing drug products;
●	competitor intellectual property restraining our freedom to operate;
●	the number of patients and sites required for clinical trials;
●	the length of time required to enroll patients, run clinical trials and analyze results; and
●	the results of our clinical trials.

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

Finance Result, Net

Finance result, net consists mainly of currency exchange differences, interest expenses relating to lease liabilities, and to the negative interest rate on Swiss franc cash deposits, partially offset by positive interest income on USD bank deposits and short-term deposits.

Taxation

We are subject to corporate taxation in Switzerland, United States and France. We are also entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes. As of December 31, 2021, we had tax losses carried forward totaling CHF 206.5 million of which CHF 3.5 million will expire by the end of 2022. Deferred income taxes are not recognized as we do not believe it is probable that we will generate sufficient taxable profits to utilize these tax losses carried forward.

A. Operating Results

Analysis of Results of Operations

The following table presents our consolidated results of operations for the fiscal years 2021, 2020 and 2019.

	For the years ended December 31,
	2021	2020	2019

	(CHF in thousands)
Revenue	2,916	3,613	2,763
Other Income	237	266	71
Research and development costs	(12,840)	(10,373)	(12,454)
General and administrative costs	(5,819)	(5,749)	(4,984)
Operating loss	(15,506)	(12,243)	(14,604)
Finance income	217	35	37
Finance expense	(63)	(651)	(213)
Net loss	(15,352)	(12,859)	(14,780)

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenue

The following table sets forth our revenue in 2021 and 2020.

	For the years
	ended
	December 31,
	2021	2020

	(CHF in thousands)
Collaborative research funding	2,916	3,613
Total	2,916	3,613

Revenue decreased by CHF 0.7 million in 2021 compared to 2020 due to amounts received under our license and research agreements with Indivior which are recognized as related costs are incurred.

Other Income

The following table sets forth the other income in 2021 and 2020.

	For the years
	ended
	December 31,
	2021	2020

	(CHF in thousands)
Research grants	218	244
Other service income	19	22
Total	237	266

Other income, remained stable in 2021 compared to 2020 primarily due to amounts from our Eurostars/Innosuisse research grant award, which is being recognized in income as related costs are incurred. Other service income relates to IT consultancy agreements.

Research and Development Expenses

The following table sets forth our research and development expenses in 2021 and 2020.

	For the years
	ended
	December 31,
	2021	2020

	(CHF in thousands,
	unaudited)
Dipraglurant-PD‑LID	5,455	4,871
Dipraglurant blepharospasm	720	144
GABAB PAM	1,513	1,372
Other discovery programs	1,326	595
Subtotal outsourced R&D per program	9,014	6,982
Staff costs	2,587	2,168
Depreciation and amortization	273	303
Laboratory consumables	295	295
Patent maintenance and registration costs	266	328
Short‑term leases	22	24
Other operating expenses	383	273
Subtotal unallocated R&D expenses	3,826	3,391
Total	12,840	10,373

Research and development costs increased by CHF 2.5 million in 2021 compared to 2020. The increase primarily relates to outsourced R&D expenses for CHF 2.0 million, of which, CHF 0.6 million relate to our dipraglurant PD-LID program and CHF 0.6 million for our dipraglurant blepharospasm program. During the same period, staff costs increased by CHF 0.4 million primarily due to the strengthening of our R&D team in 2021.

General and Administrative Costs

The following table sets forth our general and administrative costs in 2021 and 2020.

	For the years
	ended
	December 31,
	2021	2020

	(CHF in thousands,
	unaudited)
Staff costs	2,150	2,229
Depreciation and amortization	74	76
Professional fees	1,380	1,399
Short‑term leases	16	12
D&O Insurance	1,592	1,506
Other operating costs	607	527
Total	5,819	5,749

General and administrative costs increased by CHF 0.1 million in 2021 compared to 2020. The increase primarily relates to higher directors and officer’s liability insurance premiums as we strengthened our insurance coverage on January 29, 2020 following the Company’s listing on the Nasdaq Stock Market.

Finance Result, Net

The following table sets forth our finance result net in 2021 and 2020.

	For the years
	ended
	December 31,
	2021	2020

	(CHF in thousands)
Interest income	5	35
Interest cost	(39)	(51)
Interest expense on leases	(24)	(19)
Foreign exchange gains/(losses), net	212	(581)
Total	154	(616)

Finance result, net increased by CHF 0.8 million in 2021 compared to 2020 mainly due to a net currency exchange gain of CHF 0.2 million in 2021 compared to a net currency exchange loss of CHF 0.6 million in 2020 primarily to the impact of a strengthening U.S dollar on U.S dollar cash deposits.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenue

The following table sets forth our revenue in 2020 and 2019.

	For the years
	ended
	December 31,
	2020	2019

	(CHF in thousands)
Collaborative research funding	3,613	2,763
Total	3,613	2,763

Revenue increased by CHF 0.9 million in 2020 compared to 2019 due to amounts received under our license and research agreements with Indivior which are recognized as related costs are incurred.

Other Income

The following table sets forth the other income in 2020 and 2019.

	For the years
	ended
	December 31,
	2020	2019

	(CHF in thousands)
Research grants	244	49
Other service income	22	22
Total	266	71

Other income increased by CHF 0.2 million in 2020 compared to 2019 primarily due to amounts from our Eurostars/Innosuisse research grant award, which is being recognized in income as related costs are incurred. Other service income relates to IT consultancy agreements.

Research and Development Expenses

The following table sets forth our research and development expenses in 2020 and 2019.

	For the years
	ended
	December 31,
	2020	2019

	(CHF in thousands,
	unaudited)
Dipraglurant-PD-LID	4,871	7,177
Dipraglurant blepharospasm	144	—
GABAB PAM	1,372	1,516
Other discovery programs	595	658
Subtotal outsourced R&D per program	6,982	9,351
Staff costs	2,168	1,956
Depreciation and amortization	303	264
Laboratory consumables	295	230
Patent maintenance and registration costs	328	268
Short‑term leases	24	27
Other operating expenses	273	358
Subtotal unallocated R&D expenses	3,391	3,103
Total	10,373	12,454

Research and development costs decreased by CHF 2.1 million in 2020 compared to 2019 primarily due to delays in starting certain clinical development activities due to the global coronavirus pandemic.

General and Administrative Costs

The following table sets forth our general and administrative costs in 2020 and 2019.

	For the years
	ended
	December 31,
	2020	2019

	(CHF in thousands,
	unaudited)
Staff costs	2,229	2,333
Depreciation and amortization	76	69
Professional fees	1,399	1,932
Short-term leases	12	—
D&O Insurance	1,506	44
Other operating costs	527	606
Total	5,749	4,984

General and administrative costs increased by CHF 0.8 million in 2020 compared to 2019. The increase of CHF 1.5 million in the directors and officer’s liability insurance premiums following the Company’s listing on the Nasdaq Stock Market from January 29, 2020 was partially offset by a decrease of CHF 0.5 million in professional fees including lower audit fees.

Finance Result, Net

The following table sets forth our finance result net in 2020 and 2019.

	For the years ended December 31,
	2020	2019

	(CHF in thousands)
Interest income	35	37
Interest cost	(51)	(106)
Interest expense on leases	(19)	(22)
Foreign exchange losses net	(581)	(85)
Total	(616)	(176)

Finance result, net decreased by CHF 0.4 million in 2020 compared to 2019 mainly due to currency exchange differences on U.S dollar cash deposits due to the strengthening of the Swiss franc.

B.	Liquidity and Capital Resources

Since our inception through December 31, 2021, we have generated CHF 63.3 million of revenue and have incurred net losses and negative cash flows from our operations. We have funded our operations primarily through the sale of equity. From inception through December 31, 2021, we raised an aggregate of CHF 344.9 million of gross proceeds from the sale of equity. As at December 31, 2021, we had CHF 20.5 million in cash and cash equivalents.

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

We expect our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements through the first half of 2023. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

●	the scope, progress, results and costs of our ongoing and planned preclinical studies and clinical trials for dipraglurant PD-LID and dipraglurant blepharospasm programs;
●	the timing and amount of milestone and royalty payments we may receive under our license agreements;
●	the extent to which we in-license or acquire other product candidates and technologies;
●	the number and development requirements of other product candidates that we may pursue;
●	the costs, timing and outcome of regulatory review of our product candidates;

●	the duration and severity of the COVID-19 pandemic;
●	the costs associated with building out our Swiss and U.S. operations; and
●	the costs and timing of future commercialization activities, including drug manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval.

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

The following table shows a summary of our cash flows for the years indicated:

	For the years ended December 31,
	2021	2020	2019

	(CHF in thousands)
Cash and cash equivalents at the beginning of the year	18,695	31,537	41,670
Net cash flows used in operating activities	(14,705)	(12,180)	(9,482)
Net cash flows used in investing activities	(30)	(59)	(43)
Net cash flows from / (used in) financing activities	16,403	46	(464)
Increase/(Decrease) in cash and cash equivalents.	1,668	(12,193)	(9,989)
Effect of the exchange rates	122	(649)	(144)
Cash and cash equivalents at end of year	20,485	18,695	31,537

Operating Activities

Net cash flows from or used in operating activities consist of the net loss adjusted for changes in net working capital (current assets less current liabilities), and for non-cash items such as depreciation and the value of share-based services.

During the year ended December 31, 2021, operating activities used CHF 14.7 million of cash primarily due to our net loss of CHF 15.4 million adjusted for CHF 0.6 million of increased net working capital and CHF 0.1 million of net finance income primarily relating to currency exchange gains on cash and cash equivalents, partially off set by CHF 1.4 million of non-cash items mainly related to the value of share based services and depreciation of the right of use assets for leases. Changes in net working capital mainly relate to increased prepayments on our dipraglurant PD-LID program.

During the year ended December 31, 2020, operating activities used CHF 12.2 million of cash primarily due to our net loss of CHF 12.9 million adjusted for CHF 0.7 million of finance costs and the net effect of increased net working capital of CHF 1.5 million off set by CHF 1.5 million of non-cash items mainly related to the value of share based services and depreciation of the right of use assets for leases. Changes in working capital mainly relate to decreased payables and accruals that are primarily due to delays in starting certain clinical development activities due to the global coronavirus pandemic.

During the year ended December 31, 2019, operating activities used CHF 9.5 million of cash primarily due to our net loss of CHF 14.8 million adjusted for CHF 2.9 million of decreased net working capital and non cash items of CHF 2.1 million. Non cash items relate mainly to the value of share based services and the depreciation of the right of use assets for leases. Changes in working capital mainly relate to an increase of CHF 1.1 million and CHF 0.9 million in payables and accruals, respectively that are primarily related to our dipraglurant PD LID program and professional service fees related to our recent listing of ADSs on the Nasdaq stock market, as well as CHF 0.7 million of increased contract liabilities related to our funded research contract with Indivior.

Investing Activities

Net cash used in investing activities consist primarily of investments in computer and laboratory equipment, security rental deposits related to laboratory and office space.

During the years ended December 31, 2021 and 2020 net cash used in investing activities was close to nil, primarily related to investments in laboratory equipment and to a lesser extent computer hardware and software.

During the year ended December 31, 2019, net cash used in investing activities was close to nil, primarily related to investments in security rental deposits for our US office and to a lesser extent computer and laboratory equipment.

Financing Activities

Net cash flows from financing activities consists of proceeds from the sale of equity securities, whilst net cash flows used in financing activities primarily relate to the principal element of lease payments and associated interest expenses, interest expenses on Swiss francs cash deposits and capital increase costs.

During the year ended December 31, 2021, net cash flows from financing activities amounted to CHF 16.4 million and primarily relate to offerings executed on January 8, 2021 and December 16, 2021 with a respective gross proceed of CHF 10.1 million and CHF 9.2 million partially offset by total offering costs of CHF 3.3 million of which CHF 0.2 million has been paid in December 2020 and CHF 0.5 million was still pending to be paid as of December 31, 2021. The other cash out flows primarily relate to the principal element of lease payments and associated interest expense for CHF 0.4 million.

During the year ended December 31, 2020, net cash flows from financing activities was close to nil. The sale of treasury shares of CHF 0.7 million has been off-set by the principal of lease payments for CHF 0.4 million and offering costs of CHF 0.2 million paid in December 2020 for the preparation of the capital increase executed on January 8, 2021.

During the year ended December 31, 2019, net cash flows used in financing activities primarily related to the principal element of lease payments and associated interest expenses.

Off-Balance Sheet Arrangements

As of the date of the discussion and analysis and during the period presented, we did not have, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the U.S. Securities and Exchange Commission.

Lease liabilities and commitments

The maturities for lease payments in relation to operating lease under IFRS 16 as of December 31, 2021 are as follows:

					Carrying
	Less than	1 to	More than	Total cash	amount
At December 31 2021	1 Year	5 Years	5 Years	out flows	liabilities

	(CHF in thousands)
Lease Liabilities	315	203	—	518	482

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

C.	Research and Development

For a discussion of our research and development activities, see “Item 4.B—Business Overview” and “Item 5.A—Operating Results.”

D.	Trend Information

For a discussion of trends, see “Item 5.A—Operating Results” and “Item 5.B—Liquidity and Capital Resources.”

E.	Critical Accounting Estimates

Not applicable.

Item 6.  Directors, Senior Management and Employees.

A.Directors and Senior Management.

The following table sets forth information regarding our executive officers and directors, including their ages, as of December 31, 2021. Our directors are appointed for one-year terms, which expire on the occasion of each annual general meeting. Accordingly, the terms of the directors set forth below will expire on the date of our 2022 annual general meeting of shareholders.

Name	Age	Position(s)
Executive Officers:
Tim Dyer	53	Chief Executive Officer and Director
Roger Mills	64	Chief Medical Officer and Director
Robert Lütjens	53	Head of Discovery—Biology
Jean‑Philippe Rocher	62	Head of Discovery—Chemistry
Mikhail Kalinichev	54	Head of Translational science
Lénaic Teyssédou(3)	36	Head of Finance
Non‑Employee Directors:
Vincent Lawton(1)(2)	72	Chairman
Raymond Hill(1)	76	Director
Isaac Manke(2)	44	Director
Jake Nunn(2)	51	Director
(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee
(3)	Mr. Teyssédou is not a member of the Executive Management

Executive Officers

Tim Dyer, Co-Founder, Director and Chief Executive Officer: Since co-founding Addex in 2002, Mr. Dyer has played a pivotal role in building the Addex Group, raising significant capital, including Addex IPO and negotiating licensing agreements with pharmaceutical industry partners. Prior to founding Addex, he spent 10 years with Price Waterhouse, or PW & PricewaterhouseCoopers, or PwC in the UK and Switzerland as part of the audit and business advisory group. At PwC in Switzerland, Mr Dyer’s responsibilities included managing the service delivery to a diverse portfolio of clients including high growth start-up companies, international financial institutions and venture capital and investment companies. Mr. Dyer has extensive experience in finance, corporate development, business operations and the building of start-up companies. He is a UK Chartered Accountant and holds a BSc (Hons) in Biochemistry and Pharmacology from the University of Southampton, UK.

Roger Mills, Director and Chief Medical Officer: Dr. Mills brings more than 30 years of biopharmaceutical industry experience at both large global pharmaceutical companies and smaller biotechnology companies, including Acadia Pharmaceuticals, Pfizer, Gilead Sciences, Abbott Laboratories and The Wellcome Foundation, across a spectrum of disease areas. His extensive track record includes managing drug development programs, including IND’s and NDAs as well as post marketing and OTC products. Most recently, Dr. Mills was with Acadia Pharmaceuticals for nine years, serving as Executive Vice President, Development and Chief Medical Officer. In this role, he oversaw the largest ever international Phase 3 program in Parkinson’s Disease Psychosis and led its NDA submission to the FDA for NUPLAZID, which was subsequently approved and remains the first and only medication approved in this indication. Dr. Mills currently serves as Professor of Medical Research in Practice at the University of Exeter, UK, and a Visiting Professor at the Centre for Age Related Diseases, Institute of Psychiatry, Psychology and Neuroscience, King’s College London. He is a member of the Board of Directors of Enterin Inc, a US biopharmaceutical company. He received his medical degree from Imperial College, Charing Cross Hospital Medical School, London, United Kingdom.

Robert Lütjens, Head of Discovery—Biology: Dr. Lütjens is responsible for all biology activities and has extensive experience in drug discovery. He established the biology capabilities and built the Company’s small molecule allosteric modulator biology platform. He played a pivotal role in the success of both internal and partnered programs, including the discovery of dipraglurant and ADX71149, both of which progressed into Phase II clinical development. Prior to joining Addex at inception in 2002, Dr. Lütjens completed a postdoctoral fellowship in the Department of Neuropharmacology at the Scripps Research Institute, in La Jolla, CA, where he focused on understanding molecular changes involved in addiction disorders. Dr. Lütjens obtained his degrees in Biology from the University of Geneva, his master’s at the Swiss Institute for Experimental Cancer Research and his Ph.D. thesis at the Glaxo Institute for Molecular Biology in Geneva and the Institute for Cellular Biology and Morphology in Lausanne. Dr. Lütjens is co-author of over 30 peer-reviewed publications and patents.

Jean-Philippe Rocher, Head of Discovery—Chemistry: Dr. Rocher is responsible for IP and for all chemistry activities including CMC, scale-up and formulation, medicinal chemistry, computational chemistry, compound library management and activities linked to developability. He has extensive experience in drug discovery and returns to Addex from Pierre Fabre where he was Director of CNS Programs from March 2014 to May 2018. Joining Addex at its inception in 2002, Dr. Rocher established the Company’s chemistry capabilities and built its small molecule allosteric modulator chemistry platform. He played a pivotal role in the success of both internal and partnered programs, including the discovery of dipraglurant and ADX71149, both of which progressed into Phase 2 clinical development. Prior to joining Addex, Dr. Rocher was Director of Chemistry at Devgen NV (Gent, Belgium), Senior Research Scientist for GlaxoSmithKline KK (Tsukuba, Japan), Scientific Project Leader in CNS at Mitsubishi Tanabe (Yokohama, Japan) and Head of Drug Discovery Unit for Battelle (Geneva, Switzerland). He started his career as a Research Scientist in the Dermatology Research Center of Galderma (Sophia Antipolis, France) following a PhD in Medicinal Chemistry and Pharm D at the Faculty of Pharmacy of Lyon (France). He is a co author of more than 40 research publications and patents.

Mikhail Kalinichev, Head of Translational Science : This is the second time Dr. Kalinichev is a part of Addex team, as previously, he spent 4 years in the company in several positions, including Associate Director and Group Leader, Behavioral Neuroscience. Immediately before his second appointment at Addex, Dr. Kalinichev spent 6 years as Director of in vivo neurology at Ipsen, France. In this role, he helped define the neuroscience therapeutic strategy, led operational activities and initiated several industrial and academic collaborations in the area of neuromuscular disorders and pain. Before Ipsen, he was a section head at Lundbeck, Denmark where he helped drive translational studies in schizophrenia, cognitive impairment and pain. His first role in pharmaceutical industry was as a principal scientist at Psychiatry Center of Excellence of GlaxoSmithKline, UK. Dr. Kalinichev’s post-doctoral training was at the Department of Pharmacology, Emory University School of Medicine (USA). Dr. Kalinichev has been awarded several prestigious awards, including the Vernalis Prize of the British Association for Psychopharmacology and the GlaxoSmithKline Exceptional Science Award. He is inventor on several patents and co-authored more than 50 papers. Dr. Kalinichev earned his PhD in behavioural neuroscience at Rutgers University (USA).

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

Non-Employee Directors

Vincent Lawton, Chairman of the Board of Directors: Dr. Lawton was Vice President Merck Europe and Managing Director of MSD UK until he stepped down in 2006, after 26 years’ service internationally for Merck & Co Inc. He was appointed CBE (Commander of the British Empire) by the Queen of England for services to the Pharmaceutical Industry. During his tenure, MSD UK achieved sustained commercial success, launching many new medicines to the market in a wide range of therapeutic areas, becoming the fastest growing company in the market over a number of years. He worked in commercial, research and senior management roles in France, the US and Canada, Spain and throughout Europe. As President of the UK Industry Association, the ABPI, he negotiated industry pricing, worked with Government bodies to help establish the UK globally as a leading centre of clinical research. He served on the board of the UK regulatory authority (MHRA) from 2008 to 2015. He was a Senior Strategy Advisor for Imperial College Department of Medicine, University of London and serves as a consultant to a number of leading healthcare organizations. He studied Psychology at the University of London and holds an undergraduate degree and PhD.

Raymond Hill, Director: Dr. Hill was previously a member of the Board of Directors from the Annual General Meetings of 2008 until 2012. Currently Visiting Professor of Pharmacology at Imperial College in London, and Chairman/Non Executive Director of Avilex (Denmark), Chair of SAB Asceneuron (Switzerland) and was NED of Orexo AB (Sweden) from 2008 to 2019. Prior to his retirement, he was Executive Director, Licensing and External Research at Merck/MSD in Europe (2002 2008); Executive Director, Pharmacology (1990 2002) at the Merck Neuroscience Research Centre and had oversight responsibility for Neuroscience research at the Banyu Research Labs in Tsukuba, Japan (1997 2002). At Merck, he chaired a number of discovery project teams including those responsible for the marketed products Maxalt® and Emend®. Dr. Hill received his academic training (BPharm PhD) at the University of London. He was awarded an Honorary DSc by the University of Bradford in 2004 and was elected to Fellowship of the Academy of Medical Sciences in 2005. He was a lecturer in Pharmacology at the University of Bristol School of Medicine from 1974 to 1983 and supervisor in Pharmacology at Downing College, University of Cambridge from 1983 to 1988. He joined the pharmaceutical industry in 1983 as Head of Biology and founder member of the Park Davis Research Unit at Cambridge. In 1988, he joined SK&F (United Kingdom) as Group Director of Pharmacology and in 1990 moved to Merck. He is a past Council Member of the UK Academy of Medical Sciences and President Emeritus of the British Pharmacological Society. He is a Visiting Professor at the University of Bristol and was a member of the UK Government Advisory Council on the Misuse of Drugs from 2010 to 2019. He continues to serve on the ACMD Working Group on the Medicinal Uses of Cannabis and is a member of the drug misuse WG of Royal Pharmaceutical Society Science Committee.

Isaac Manke, Director: Dr. Manke has more than 15 years of experience in the life science industry as an investor, research analyst, consultant and scientist. Isaac is currently a General Partner at Acorn Bioventures, where he focuses on investing in small cap public and private biotechnology companies. Prior to Acorn, Isaac spent 11 years at New Leaf Venture Partners (NLV). In addition to private venture investments, during his time at NLV, he also led the firm’s public investment activities initially with the public portfolio within NLV II, and from 2014 through 2019, had day to day management and oversight responsibility for the NLV Biopharma Opportunities Funds. Isaac has been a board member or observer for several companies, including the boards of True North Therapeutics (acquired by Bioverativ) and Karos Pharmaceuticals (acquired by an undisclosed company). Previously, Isaac was an Associate in the Global Biotechnology Equity Research group at Sanford C. Bernstein. Isaac was also an Associate in the Biotechnology Equity Research group at Deutsche Bank and was a Senior Analyst at Health Advances, a biopharmaceutical and medical device strategy consulting firm. Isaac received a B.A. in Biology and a B.A. in Chemistry at Minnesota State University (Moorhead), and a Ph.D. in Biophysical Chemistry and Molecular Structure at the Massachusetts Institute of Technology, or MIT. Isaac’s discoveries led to several publications in top journals, including Science and Cell, and were selected by Science as one of the “2003: Signaling Breakthroughs of the Year”. These discoveries also resulted in four issued patents.

Jake Nunn, Director: Mr. Nunn has more than 25 years of experience in the life science industry as an investor, independent director, research analyst and investment banker. He is currently an independent advisor to life science companies and a venture advisor at New Enterprise Associates, or NEA, where he was a partner from 2006 to 2018, focusing on later stage specialty pharmaceuticals, biotechnology and medical device investments and managing a number of NEA’s public investments in healthcare. Mr. Nunn is a Director of Hexima Ltd. (ASX: HXL), Oventus Medical Ltd. (ASX: OVN), Regulus Therapeutics (Nasdaq: RGLS) and Trevena, Inc. (Nasdaq: TRVN). He previously was a Director of Dermira Inc. (acquired by Eli Lilly), Hyperion Therapeutics (acquired by Horizon Pharma PLC), TriVascular (acquired by Endologix), Aciex Therapeutics (acquired by Nicox SA), Transcept Pharmaceuticals (merged with Paratek) and a board observer at Vertiflex, Inc. (acquired by Boston Scientific). Prior to NEA, Mr. Nunn worked at MPM Capital as a Partner with the MPM BioEquities Fund, where he specialized in public, PIPE and mezzanine stage life sciences investing. Previously, he was a healthcare research analyst and portfolio manager at Franklin Templeton Investments. Mr. Nunn was also an investment banker with Alex. Brown & Sons. He received an MBA from the Stanford Graduate School of Business and an AB in Economics from Dartmouth College. Mr. Nunn holds the Chartered Financial Analyst designation, is a member of the CFA Society of San Francisco, and recently completed the Stanford GSB Directors’ Consortium executive education program.

Family Relationships

There are no family relationships among any of our executive officers or directors.

B.Compensation. Compensation of Executive Officers and Directors

Board of Directors

The compensation of the member of the Board consists of fixed and variable elements. The fixed element comprises a fixed annual monetary compensation per board term from one general meeting of shareholders to the next. The variable element comprises a monetary compensation based on board meeting attendance and equity incentive units (share options and equity sharing certificates). Our social security contributions are accrued on the fixed and variable elements. Board member social security contributions are accrued on the fair value of equity incentive units. Equity incentive units are granted based on the discretion of the Board. In addition, we reimburse members of the Board for out-of-pocket expenses incurred in relation to their services on an on-going basis upon presentation of the corresponding receipts. The most recent review of compensation for members of the Board took place in May 2021.

Executive Management

The compensation of members of the Executive Management consists of fixed and variable elements. The fixed element may include a base salary or a cash retainer paid under a consulting contract. The variable element may include performance-related cash or share based bonuses, consulting fees based on chargeable hours and equity incentive units (equity sharing certificates and share options). Company contributions to pension plans, death and invalidity insurances and social security contributions are accrued on all fixed and variable element compensation that relates to an employment relationship. Company social security contributions are accrued for all shares or equity incentive unit compensation. The amount of the fixed element depends on the position, responsibilities, experience and skills, and takes into account individual performance. The fixed element is reviewed at the end of each year by the Board. Any changes in the fixed elements are made effective in January of the following year. The variable elements are based on individual and company performance. The potential variable cash bonus is determined in the employment contract and in general is a percentage of the base salary. Where the Executive Manager has been engaged under a consulting contract, the variable element is based on the time spent at the contractually defined rate of remuneration. At the beginning of each year the Board decides, on the total amount of variable elements including the amount of cash and equity incentive units to be granted for the previous year based on the achievement of Company goals. Equity incentive units are granted based on the discretion of the Board. Variable cash compensation paid to Executive Managers in 2021 includes bonus and consulting fees.

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

Indirect benefits

We may contribute to the pension plan and maintain certain insurance for death and invalidity for the members of the Executive Management. New entrants may be eligible for reimbursement of relocation costs, compensation for lost benefits or stock granted by a previous employer, international school for children or language courses for a limited time period. No Indirect benefits have been paid to Executive Management in 2021. We have not granted any loans, credits or guarantees to members of the Board or of the Executive Management in 2021.

Measurement basis for compensation

The measurement basis for each component of compensation is described below:

●	Fixed Cash compensation, variable cash compensation and shares acquired under the share purchase plan: accrual basis;
●	Equity incentive units: fair value at the grant date in accordance with IFRS 2 valuation methodology; and
●	Employers’ social security: accrual basis except for equity incentive units where the notional amount is calculated based on the fair value at grant date.

Compensation of the Board of Directors in 2021

		Variable compensation
		(Value in CHF)
			number of	value of
	Fixed cash	cash	equity	equity
2021	compensation	attendance	incentive units	incentive units	Total 2021
Vincent Lawton	26,590	26,590	70,000	54,129	107,309
Raymond Hill	15,954	15,954	40,000	30,931	62,839
Tim Dyer	—	—	—	—	—
Roger Mills	—	—	—	—	—
Jake Nunn	13,295	13,295	30,000	23,198	49,788
Isaac Manke	13,295	13,295	30,000	23,198	49,788
Total	69,134	69,134	170,000	131,456	269,724

Compensation to the Executive Management in 2021

		Variable compensation
		(Value in CHF)
			number of
	Fixed cash		equity	value or
2021	compensation	Cash(3)	incentive units(2)	shares(2)	Total 2021
Total Executive Management(1)	1,082,184	414,313	1,410,638	1,157,969	2,654,466
(1)

The highest paid member of Executive Management in 2021 was the CEO, Tim Dyer, who received CHF 457,717 of fixed cash compensation, CHF 130,725 of variable cash compensation and 700,000 equity incentive units. The value of equity incentive units including accrued social charges amounted to CHF 569,990.

(2)	Equity incentive units include shares awarded for consulting services under the share purchase plan and share options granted under our share option plan.
(3)	Executive managers have been engaged under consulting contracts which include hourly and daily rates with a monthly cap.

C.Board Practices.

Composition of Our Board of Directors

Our board of directors is currently composed of six members. As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors. However, our board of directors has determined that Vincent Lawton, Jake Nunn and Isaac Manke do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under Nasdaq rules. There are no family relationships among any of our directors or senior management.

Committees of Our Board of Directors

The audit committee, which consists of Vincent Lawton, Isaac Manke and Jake Nunn, assists the board of directors in overseeing our accounting and financial reporting processes. Vincent Lawton serves as chairman of the audit committee. The audit committee consists exclusively of members of our board who are financially literate, and Jake Nunn is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board of directors has determined that Vincent Lawton, Isaac Manke and Jake Nunn are independent directors under Nasdaq listing rules and under Rule 10A-3 under the Exchange Act. The audit committee is governed by a charter that complies with Nasdaq rules. The audit committee’s responsibilities include:

●	to review and assess the effectiveness of the statutory auditors and the group auditors, in particular their independence from Addex. In connection therewith, it reviews in particular additional assignments given by the Company or its subsidiaries. It may issue binding regulations or directives in connection with such additional assignments;

●	to review and assess the scope and plan of the audit, the examination process and the results of the audit and to examine whether the recommendations issued by the auditors have been implemented by management;
●	to review the auditors’ reports, to discuss their contents with the auditors and with the management;
●	to approve the terms and conditions of the engagement of the auditors;
●	to review the effectiveness of the internal audit function, its professional qualifications, resources and independence and its cooperation with external audit;
●	to approve the annual internal audit concept and the annual internal audit report, including the responses of the management thereto;
●	to assess the risk assessment established by the management and the proposed measures to reduce risks;
●	to assess the state of compliance with norms within Addex;
●	to review in cooperation with the auditors, the CEO and Head of Finance whether the accounting principles and the financial control mechanism of Addex and its subsidiaries are appropriate in view of our size and complexity;
●	to review the annual and interim statutory and consolidated financial statements intended for publication. It should discuss these with the CEO and the Head of Finance and, separately, with the head of external audit;
●	to make a proposal to the Board with respect to these annual and interim statutory and consolidated financial statements; and
●	the responsibility for approving the annual financial statements remains with the Board.

Compensation Committee

The compensation committee, which consists of Vincent Lawton and Raymond Hill, advises the board in determining executive compensation. The remuneration committee’s responsibilities include:

●	to review and assess on a regular basis the remuneration system of Addex (including the management incentive plans) and to make proposals in connection thereto to the Board;
●	to recommend the terms of employment, in particular the remuneration package, of the CEO and to make proposals in relation to the remuneration of Directors;
●	to recommend upon proposal of the CEO the terms of employment, in particular the remuneration package, of employees reporting directly to the CEO as well as review matters related to the compensation of other top managers, as well as the general employee compensation, benefit policies and HR practices of Addex; and
●	to make recommendations on the grant of options or other securities under any management incentive plan of Addex.

D.Employees.

We had 28 full-time employees and consultants as of December 31, 2021. None of our employees are represented by any collective bargaining unit. We believe that we maintain good relations with our employees.

E.Share Ownership.

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions

A.Major shareholders.

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2021 by:

●	each beneficial owner of 5% or more of our outstanding shares;
●	each of our directors and executive officers; and
●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares that can be acquired within 60 days of December 31, 2021. Percentage ownership calculations are based on 37,898,149 shares issued and outstanding, excluding 11,374,803 treasury shares indirectly held through our wholly-owned subsidiary Addex Pharma SA, as of December 31, 2021, plus consistent with SEC rules on disclosure of beneficial ownership, shares that each security holder has the ability to acquire within 60 days of December 31, 2021, due to outstanding equity interests becoming vested or exercisable. The percentage of shares beneficially owned, shown on the table, reflect these incremental shares that a security holder has the ability to acquire within the time frame noted.

	Number	Percentage
	of shares	of shares
	beneficially	beneficially
	owned	owned
5% or Greater Shareholders:
Growth Equity Opportunities Fund IV, LLC(1)	7,704,600	19.3%
Armistice Capital Master Fund Ltd (2)	3,796,782	10.0%
Goldman Sachs International / United Kingdom Folio Investments Inc (3)	3,006,982	7.9%
New Leaf Biopharma Opportunities I, L.P.(4)	2,616,293	6.8%
CDK Associates, LLC(5)	2,316,293	6.0%
Executive Officers and Directors:
Tim Dyer(6)	3,921,090	9.5%
Roger Mills(7)	640,964	1.7%
Vincent Lawton(8)	597,451	1.6%
Robert Lütjens(9)	566,557	1.5%
Raymond Hill	*	*
Isaac Manke	*	*
Jake Nunn	*	*
Jean‑Philippe Rocher	*	*
Mikhail Kalinichev	*	*
Lénaïc Teyssédou	*	*
All current directors and executive officers as a group (10 persons)	6,521,312	15.0%
*	Represents beneficial ownership of less than one percent.

(1)	Consist of 5,648,690 shares and 2,055,910 shares issuable upon exercise of outstanding warrants directly held by Growth Equity Opportunities Fund IV LLC (“GEO IV”) that is wholly owned by New Enterprise Associates 15, L.P (“NEA 15”). The shares directly held by GEO IV are indirectly held by NEA 15, whose general partner is NEA Partners 15, L.P (“NEA Partners 15”). The general partner of NEA Partners 15 is NEA 15 GP, LLC (“NEA 15 LLC”). The individual Managers of NEA 15 LLC, or collectively, the NEA 15 Managers are Forest Baskett, Anthony A. Florence Jr., Mohamad Makhzoumi, Scott D.Sandell and Peter W.Sonsini. GEO IV, NEA 15, NEA Partners 15, NEA 15 LLC and the NEA 15 Managers share voting and dispositive power with regard to our securities held directly by GEO IV. The address of Growth Equity Opportunities Fund IV LLC is c/o New Enterprise Associates , Inc., 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.
(2)	Consist of 3,796,782 shares directly held by Armistice Capital Master Fund Ltd that is wholly owned by Armistice Capital LLC. The individual Manager of Armistice Capital LLC is Steven Boyd. The address of Armistice Capital Master Fund Ltd is C/O Armistice Capital LLC, 510 Madison Avenue, 7th floor, New-York, NY 10022. In the securities purchase agreement signed on December 16, 2021, Armistice Capital Master Fund Ltd purchased 5,478,570 pre-funded warrants under a form of 913,095 ADS at USD 6.49 per ADS with an exercise price of USD 0.01 per ADS. Additionally, Armistice Capital Master Fund Ltd was granted by 9,230,772 warrants in a form of 1,538,462 ADS with an exercise price of USD 6.50 per ADS. The pre-funded warrants and warrants have not been included in the ownership calculation as their exercise is possible only if Armistice Capital Master Fund possesses less than 9.99% of the outstanding shares.
(3)	Consist of 3,006,982 shares directly held by Goldman Sachs International and United Kingdom Folio Investments Inc. that is wholly owned by The Goldman Sachs Group Inc. The individual Managers of The Goldman Sachs Group Inc, is David Thomas. The address of Goldman Sachs International and United Kingdom Folio Investments Inc. is Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801.
(4)	Consist of 1,897,444 shares and 718,849 shares issuable upon exercise of outstanding warrants directly held by New Leaf Biopharma Opportunities I, L.P and indirectly held by New Leaf Venture Management III LLC. The individual Managers of New Leaf Venture Management III LLC are Ronald Hunt and Vijay Lathi. The address of New Leaf Biopharma Opportunities I, L.P is c/o Corporation Trust Company/Center, 1209 Orange Street, Wilmington, DE 19801.
(5)	Consist of 1,597,444 shares and 718,849 shares issuable upon exercise of outstanding warrants directly held by CDK Associates LLC and indirectly held by Bruce Kovner who can exercise the voting rights and investment control at his own discretion. The address of CDK Associates LLC is Princeton, New Jersey 08540.
(6)	Consist of 435,192 shares and 3,485,898 shares issuable upon the exercise of 3,471,522 outstanding options and 14,376 outstanding warrants
(7)	Consist of 247,825 shares issuable upon the exercise of outstanding options directly held by Roger Mills and 393,139 shares directly held by Vincere Consulting LLC owned by Roger Mills and Linda Marontate Robertson.
(8)	Consist of 500 shares and 596,951 shares issuable upon the exercise of outstanding options.
(9)	Consist of 566,557 shares issuable upon the exercise of outstanding options.

B.Related Party Transactions.

Since January 1, 2019, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as our related-parties.

December 16, 2021 offering

On December 16, 2021, we sold 3,752,202 shares in the form of 625,367 American Depositary Shares (ADS) and 5,478,570 Pre-Funded Warrants in the form of 913,095 ADS to Armistice Capital Master Fund Ltd. Additionally, Armistice Capital Master Fund Ltd was granted by 9,230,772 warrants in a form of 1,538,462 ADS. The pre-funded warrants and warrants are exercisable only if Armistice Capital Master Fund possesses less than 9.99% of the outstanding shares. The pre-funded warrants have been purchased at USD 6.49 per ADS with exercise price of USD 0.01 and will expire when exercised in full whilst the warrants have an exercise price of USD 6.50 per ADS and will expire on December 21, 2027.

	ADSs	Pre-funded
	purchased	warrants purchased	Warrants granted
	(1)	(2)	(2)
5% or Greater Shareholder
Armistice Capital Master Fund Ltd (3)	625,367	913,095	1,538,462

(1)Each ADS represents six shares

(2)Number of pre-funded warrants and warrants relate to ADS

(3)Armistice Capital Master Fund Ltd that is wholly owned by Armistice Capital LLC, is a holder of more than 5% of our shares

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

Director and Executive Officer Compensation

See “Item 6.B—Compensation of Directors and Executive Officers” for information regarding compensation of directors and executive officers.

We have entered into indemnification agreements with each of our directors and executive officers. These agreements require us to indemnify our directors and executive officers to the fullest extent permitted by law.

Related-Party Transactions Policy

We have adopted a related-party transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related-party transactions. For purposes of our policy only, a related-party transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related parties are, were or will be participants, which are not in the ordinary course of business, (2) at arms’ length and (3) in which the amount involved exceeds CHF 120,000. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. For purposes of this policy, a related party is any executive officer, director (or nominee for director) or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related-party transaction, including any transaction that was not a related-party transaction when originally consummated or any transaction that was not initially identified as a related-party transaction prior to consummation, our management must present information regarding the related-party transaction to our board of directors for review, consideration and approval. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related parties, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant shareholder to enable us to identify any existing or potential related-party transactions and to effectuate the terms of the policy. In addition, our board of directors has adopted a Code of Business Conduct and Ethics, under which our employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related-party transactions, our audit committee, or other independent body of our board of directors, will take into account the relevant available facts and circumstances including:

●	the risks, costs and benefits to us;

●	the impact on a director’s independence in the event that the related party is a director, immediate family member of a director or an entity with which a director is affiliated;
●	the availability of other sources for comparable services or products; and
●	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

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

C.Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information

A.Consolidated Statements and Other Financial Information. Consolidated Financial Statements

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

Under Swiss law, any dividend must be proposed by our board of directors and approved by a shareholders’ meeting. In addition, our auditors must confirm that the dividend proposal of our board of directors conforms to Swiss statutory law and our articles of association. A Swiss corporation may pay dividends only if it has sufficient distributable profits brought forward from the previous business years (“Gewinnvortrag”) or if it has distributable reserves (“frei verfügbare Reserven”), each as evidenced by its audited standalone statutory balance sheet prepared pursuant to Swiss law and after allocations to reserves required by Swiss law and its articles of association have been deducted. Distributable reserves are generally booked either as “free reserves” (“freie Reserven”) or as “reserve from capital contributions” (“Reserven aus Kapitaleinlagen”). Distributions out of issued share capital, which is the aggregate nominal value of a corporation’s issued shares, may be made only by way of a share capital reduction. See Exhibit 2.4 “Description of Ordinary Shares”.

B.Significant Changes.

Not applicable.

Item 9. The Offer and Listing.

A.Offer and Listing Details.

Our shares have been listed on Nasdaq Capital Market, or Nasdaq, under the symbol “ADXN” since January 29, 2020 and on the SIX Swiss Exchange, or SIX, under the symbol “ADXN” since May 22, 2007.

B.Plan of Distribution.

Not applicable.

C.Markets.

Our shares have been listed on Nasdaq Capital Market, or Nasdaq, under the symbol “ADXN” since January 29, 2020 and on the SIX Swiss Exchange, or SIX, under the symbol “ADXN” since May 22, 2007.

D.Selling Shareholders.

Not applicable.

E.Dilution.

Not applicable.

F.Expenses of the Issue.

Not applicable.

Item 10. Additional Information.

A.Share Capital.

Not applicable.

B.Memorandum and Articles of Association.

See the information set forth in Exhibit 2.4 “Description of Ordinary Shares,” which is incorporated herein by reference.

C.Material Contracts.

Underwriting agreement

On January 6, 2021, we entered into an underwriting agreement with H.C. Wainwright & Co., LLC, with respect to the sale of 6,900,000 shares on the Nasdaq Stock Market.

At the Market Offering (ATM) Program

On June 29, 2021, we entered into an agreement with Cantor Fitzgerald & Co. to sell treasury shares from time to time at our discretion under an “at the market offering” (ATM) program (Sales Agreement). On December 15, 2021, we terminated the sales agreement prospectus, but the Sales Agreement remains in full force and effect. From June 29, 2021 through December 13, 2021, the Company issued an aggregate of 1,200 ADSs representing 7,200 ordinary shares at an average price of $10.12 per ADS through the Sales Agreement Prospectus, resulting in gross proceeds to the Company for approximately USD 12 thousand.

Sale agency agreement

On August 24, 2020, we entered into a sale agency agreement with Kepler Cheuvreux to sell treasury shares on Six Swiss Exchange from time to time. The initial termination date of March 31, 2021 has been extended to December 31, 2021. We are discussing with Kepler Cheuvreux about the extension of the contract currently in hold. From inception of the contract to December 31, 2021, we generated a gross proceeds of CHF 0.8 million.

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

Under terms of the agreement, we received a non-refundable upfront fee of $5.0 million for the right to use the clinical candidate, ADX71441, including all materials and know-how related to this clinical candidate. In addition, we are eligible for payments on successful achievement of pre-specified clinical, regulatory and commercial milestones totaling $330 million. In addition, we are eligible for a royalty in the low double didgits on net sales of applicable products on a country-by country-basis. The term of the royalty for each licensed product in any particular country commences on such product’s launch and ends on the latest of ten year anniversary of launch, expiration of certain applicable patent rights, and expiration of certain applicable marketing or data exclusivity periods. On February 14, 2019, Indivior terminated the development of their selected compound, ADX71441.

Separately, Indivior funds research at Addex, based on a research plan to be mutually agreed between the parties, to discover novel GABAB PAM compounds. These future novel GABAB PAM compounds, if selected by Indivior, become licensed compounds. We agreed with Indivior to an initial research term and duration of two years, that can be extended by twelve-month increments and a minimum annual funding of $2 million for the Addex R&D costs incurred. Following Indivior’s selection of one newly identified compound, Addex has the right to also select one additional newly identified compound. Addex is responsible for the funding of all development and commercialization costs of its selected compounds and Indivior has no rights to the Addex selected compounds. The initial two-year research term was expected to run from May 2018 to April 2020. In 2019, Indivior agreed an additional research funding of $1.6 million, for the research period. On October 30, 2020, the research term was extended until June 30, 2021 and Indivior agreed an additional research funding of $2.8 million. Effective May 1, 2021, the research term was extended until July 31, 2022 and Indivior agreed an additional research funding of CHF 3.7 million, of which CHF 2.0 million has been paid to the Group as of December 31, 2021, a remaining amount of CHF 0.7 million is expected to be received directly by the Group in the year 2022 and CHF 1.0 million paid directly by Indivior to third party suppliers that are supporting the funded research program.

Indivior may terminate the Agreement in its entirety or with respect to one or more countries or products upon 90 days’ prior written notice prior to receipt of marketing approval for product candidates or twelve months’ prior written notice after the receipt of marketing approval.

Addex may terminate the agreement if Indivior commits a material breach of the agreement and fails to cure such breach within 90 days of Addex’s written notification to Indivior or fails to cure breaches to any payment obligations breach within 30 days.

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

Under the terms of the Janssen agreement, we received an upfront fee of € 4.6 million and research funding of € 6.4 million during the research period, which ran from 2005 to 2007. In addition, we are eligible for payments on successful achievement of pre-specified clinical and regulatory milestones. We are also eligible for a royalty in the low double-didgits on net sales of applicable products on a country-by country-basis and on a product by product basis, for a period commencing on the date of first sale and ending upon the latest of the expiration of twelve years from the date of first sale of a product in a given country or the last to expire of our patents containing a claim covering composition of compound comprised in a product sold by Janssen, its affiliates or sublicensees in such country. We received a € 1.5 million milestone payment in relation to the entry of ADX71149 into Phase 1 in July 2009 and a € 2.6 million milestone payment in relation to the entry of ADX71149 into Phase 2 in June 2011. We are eligible for a further €109 million in success-based development and regulatory milestones and low double digit royalties on net sales.

In the event that no compounds are discovered or identified during the research period, the agreement shall terminate.

In the event that there are compounds but no mGlu2 PAM are discovered during the research period or 6 months thereafter, our and Janssen’s rights and obligations to develop commercialize, pay royalties and milestones on mGlu2 PAM compounds will terminate. The contract also contains termination rights for non-defaulting parties upon breach.

For additional information on our material contracts, please see “Item 4. Information on the Company,” “Item 6. Directors, Senior Management and Employees,” and “Item 7.B. Related Party Transactions” of this Annual Report on 20-F.

D.Exchange Controls.

There are no Swiss governmental laws, decrees or regulations that restrict, in a manner material to us, the export or import of capital, including any foreign exchange controls, or that generally affect the remittance of dividends or other payments to non-residents or non-citizens of Switzerland who hold our shares.

E.Taxation.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of acquiring, owning and disposing of our shares or ADSs representing our shares. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire securities. This discussion applies only to U.S. Holders that are initial purchasers of our ADSs representing our shares and that will hold such ADSs as a capital asset for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax consequences, estate tax consequences, alternative minimum tax consequences, the potential application of the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	banks, insurance companies, and certain other financial institutions;
●	U.S. expatriates and certain former citizens or long-term residents of the United States;
●	dealers or traders in securities who use a mark-to-market method of tax accounting;
●	persons holding our shares or ADSs representing our shares as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to our shares or ADSs representing our shares;
●	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;
●	brokers, dealers or traders in securities, commodities or currencies;
●	tax-exempt entities or government organizations;
●	S corporations, partnerships, or other entities or arrangements classified as partnerships for U.S. federal income tax purposes;
●	regulated investment companies or real estate investment trusts;
●	persons who acquired our shares or ADSs representing our shares pursuant to the exercise of any employee stock option or otherwise as compensation;
●	persons required under Section 451(b) of the Code to conform to the timing of income accruals with respect to our ADSs representing our shares or the shares represented by such ADSs;
●	persons that own or are deemed to own (including by attribution) ten percent or more of our shares by voting power or value; and
●	persons holding our shares or ADSs representing our shares in connection with a trade or business, permanent establishment, or fixed base outside the United States.

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

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of our shares or ADSs representing our shares who is eligible for the benefits of the U.S.-Swiss Tax Treaty and is:

●	a citizen or individual resident of the United States;
●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;
●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.

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

Passive Foreign Investment Company Rules

Based on the nature and composition of our income, assets, and activities for our taxable year ended December 31, 2021, and certain assumptions with respect to the characterization of our income and assets as active or passive, we do not believe that we were classified as a PFIC for our taxable year ended December 31, 2021. The application of the PFIC rules is subject to uncertainty in several respects, and therefore, no assurances can be provided with respect to our PFIC status for our taxable year ended December 31, 2021 or with regard to our PFIC status in any other past, the current or any future taxable year.

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

A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules with respect to the income and assets of its subsidiaries, either:

●	at least 75% of its gross income is “passive income”; or
●	at least 50% of its gross assets (determined on the basis of a quarterly weighted average) is attributable to assets that produce “passive income” or are held for the production of “passive income.”

For this purpose, cash generally is a passive asset and passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation or partnership, the equity of which we own, directly or indirectly, 25% or more (by value).

The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. If we are a PFIC for any taxable year during which a U.S. Holder holds our shares or ADSs representing our shares, such U.S. Holder will be subject to special tax rules discussed below and could suffer adverse tax consequences.

A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change from year to year and we have not yet made any determination as to our expected PFIC status for the current year. The total value of our assets for purposes of the asset test generally will be calculated using the market price of our shares or ADSs representing our shares, which may fluctuate considerably. Fluctuations in the market price of the shares or ADSs representing our shares may result in our being a PFIC for any taxable year. Because of the uncertainties involved in establishing our PFIC status, our United States tax counsel expresses no opinion regarding our PFIC status for our taxable year ended December 31, 2021 or our current, or any other past or future taxable year.

If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our shares or ADSs representing our shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the shares or ADSs representing our shares, regardless of whether we continue to meet the tests described above unless (i) we cease to be a PFIC and the U.S. Holder has made a “deemed sale” election under the PFIC rules, or (ii) the U.S. Holder makes a “QEF Election” (defined below) or is eligible to make and makes a mark-to-market election (as described below), with respect to all taxable years during such U.S. Holder’s holding period in which we are a PFIC. If the “deemed sale” election is made, a U.S. Holder will be deemed to have sold the shares or ADSs representing our shares the U.S. Holder holds at their fair market value as of the date of such deemed sale and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s shares or ADSs representing our shares with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the shares or ADSs representing our shares. U.S. Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if such election becomes available.

For each taxable year we are treated as a PFIC with respect to U.S. Holders, U.S. Holders will be subject to special tax rules with respect to any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including a pledge) of our shares or ADSs representing our shares, unless (i) such U.S. Holder makes a QEF Election or (ii) our shares or ADSs representing our shares constitute “marketable” securities, and such U.S. Holder makes a mark-to-market election as discussed below. Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the shares or ADSs representing our shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the shares or ADSs representing our shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and
●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the shares or ADSs representing our shares cannot be treated as capital gains, even if a U.S. Holder holds the shares or ADSs representing our shares as capital assets. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to qualified dividends discussed below under “Taxation of Distributions.”

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

U.S. Holders can avoid the interest charge on excess distributions or gain relating to our shares or ADSs representing our shares by making a mark-to-market election with respect to the shares or ADSs representing our shares, provided that the shares or ADSs representing our shares are “marketable.” Shares or ADSs representing our shares will be marketable if they are “regularly traded” on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, the shares or ADSs representing our shares will be considered regularly traded during any calendar year during which they are traded on, other than in de minimis quantities, at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Our ADSs representing our shares are listed on Nasdaq, which is a qualified exchange for these purposes. Consequently, if our ADSs representing our shares remain listed on Nasdaq and are regularly traded, and you are a U.S. Holder of ADSs representing our shares, we expect the mark-to-market election would be available to you if we are a PFIC. Each U.S. Holder should consult its tax advisor as to the whether a mark-to-market election is available or advisable with respect to the shares or ADSs representing our shares. It should be noted that only our ADSs representing our shares and not our shares are listed on Nasdaq. Consequently, our shares may not be marketable if SIX Swiss Exchange (where our shares are listed) does not meet the applicable requirements. U.S. Holders should consult their tax advisors regarding the availability of the mark-to-market election for shares that are not represented by ADSs.

A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of our shares or ADSs representing our shares at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the shares or ADSs representing our shares. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in the shares or ADSs representing our shares over the fair market value of the shares or ADSs representing our shares at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the shares or ADSs representing our shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Once made, the election cannot be revoked without the consent of the IRS unless the shares or ADSs representing our shares cease to be marketable.

However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our shares or ADSs representing our shares, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of our investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, a U.S. Holder can make an election, if we provide the necessary information, to treat us and each lower-tier PFIC as a qualified electing fund, or a QEF Election, in the first taxable year we (and our relevant subsidiaries) are treated as a PFIC with respect to the U.S. Holder. If such election remains in place while we and any lower-tier PFIC subsidiaries are PFICs, we and our subsidiaries will not be treated as PFICs with respect to such U.S. Holder. A U.S. Holder must make the QEF Election for us and for each of our subsidiaries that is a PFIC by attaching a separate properly completed IRS Form 8621 for each such PFIC to the U.S. Holder’s timely filed U.S. federal income tax return. If we determine that we are a PFIC for our taxable year ending December 31, 2022, or are a PFIC for any subsequent taxable year, we expect to provide U.S. Holders, upon request, a “PFIC Annual Information Statement”, with the information required to allow U.S. Holders to make a QEF Election for United States federal income tax purposes.

If a U.S. Holder makes a QEF Election with respect to a PFIC, then in lieu of the tax consequences described above, the U.S. Holder will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC. If a U.S. Holder makes a QEF Election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. Holder’s income under the QEF Election would not be taxable to the holder. A U.S. Holder will increase its tax basis in its shares or ADSs representing our shares by an amount equal to any income included under the QEF Election and will decrease its tax basis by any amount distributed on the shares or ADSs representing our shares that is not included in the holder’s income. In addition, a U.S. Holder will recognize capital gain or loss on the disposition of shares or ADSs representing our shares in an amount equal to the difference between the amount realized and the holder’s adjusted tax basis in the shares or ADSs representing our shares. U.S. Holders should note that if they make QEF Elections with respect to us and lower-tier PFICs, they may be required to pay U.S. federal income tax with respect to their shares or ADSs representing our shares for any taxable year significantly in excess of any cash distributions (which may be zero) received on the shares or ADSs representing our shares for such taxable year. U.S. Holders should consult their tax advisors regarding making QEF Elections in their particular circumstances. If a U.S. Holder does not make and maintain a QEF election for the U.S. Holder’s entire holding period for the shares or ADSs representing our shares by making the election for the first year in which the U.S. Holder owns the shares or ADSs representing our shares, the U.S. Holder will be subject to the adverse PFIC rules discussed above unless the U.S. Holder can properly make a ‘purging election’ with respect to the shares or ADS representing our shares in connection with the U.S. Holder’s QEF Election. A purging election may require the U.S. Holder to recognize taxable gain on the U.S. Holder’s shares or ADSs representing our shares. No purging election is necessary for a U.S. Holder that timely makes a QEF election for the first year in which the U.S. Holder acquired our shares or ADSs representing our shares.

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

Taxation of Distributions

Subject to the discussion above under “Passive Foreign Investment Company Rules,” distributions paid on our shares or ADSs representing our shares will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we may not calculate our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at preferential rates applicable to “qualified dividend income” if we are a “qualified foreign corporation” and certain other requirements (discussed below) are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs representing our shares which are readily tradable on an established securities market in the United States. ADSs representing our shares are listed on Nasdaq, which is an established securities market in the United States, and we expect the ADSs representing our shares to be readily tradable on Nasdaq. There can be no assurance that the ADSs representing our shares will be considered readily tradable on an established securities market in the United States in later years. The Company, which is incorporated under the laws of Switzerland, believes that it qualifies as a resident of Switzerland for purposes of, and is eligible for the benefits of, the U.S.-Swiss Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Swiss Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Therefore, subject to the discussion under “Passive Foreign Investment Company Rules,” above, such dividends will generally be “qualified dividend income” in the hands of individual U.S. Holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. The dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.

However, the qualified dividend income treatment will not apply if we are treated as a PFIC. In addition, the amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will generally be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Such gain or loss would generally be treated as U.S.-source ordinary income or loss. The amount of any distribution of property other than cash generally will be the fair market value of such property on the date of distribution.

A U.S. Holder generally may claim the amount of any Swiss withholding tax as either a deduction from gross income or a credit against its U.S. federal income tax liability. The foreign tax credit is subject to numerous complex limitations that must be determined and applied on an individual basis. Generally, the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, the creditability of foreign taxes could be affected by actions taken by intermediaries in the chain of ownership between the holders of our shares or ADSs representing our shares and our company if, as a result of such actions, the holders of our shares or ADSs representing our shares are not properly treated as beneficial owners of the underlying shares. Each U.S. Holder should consult its own tax advisors regarding the foreign tax credit rules.

Sale or Other Taxable Disposition of Shares and ADSs Representing Our Shares

Subject to the discussion above under “Passive Foreign Investment Company Rules,” gain or loss realized on the sale or other taxable disposition of our shares or ADSs representing our shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the shares or ADSs representing our shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s adjusted tax basis in the shares or ADSs representing our shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. The adjusted tax basis in our shares or ADSs representing our shares generally will be equal to the cost of such shares or ADSs. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

If the consideration received by a U.S. Holder is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if the shares or ADSs representing our shares are treated as traded on an “established securities market” and you are either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), you will determine the U.S. dollar value of the amount realized in a non-U.S. dollar currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If you are an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, you will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date.

Information Reporting and Backup Withholding

U.S. Holders generally will be subject to information reporting requirements with respect to dividends on our shares or ADSs representing our shares and on the proceeds from the sale, exchange or disposition of our shares or ADSs representing our shares that are paid within the United States or through certain U.S.-related financial intermediaries, unless the U.S. Holder is an “exempt recipient.” In addition, U.S. Holders may be subject to backup withholding on such payments, unless the U.S. Holder provides a correct taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

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

Swiss Tax Considerations

Swiss Federal, Cantonal and Communal Individual Income Tax and Corporate Income Tax

Non-Resident Shareholders

Holders of or shares or ADSs representing our shares who are not resident in Switzerland for tax purposes, and who, during the relevant taxation year, have not engaged in a trade or business carried on through a permanent establishment or fixed place of business situated in Switzerland for tax purposes (all such shareholders are hereinafter referred to as the “Non-Resident Shareholders”), will not be subject to any Swiss federal, cantonal and communal income tax on dividends and similar cash or in-kind distributions on ADSs representing our shares (including dividends on liquidation proceeds and stock dividends) (hereinafter referred to as the “Dividends”), distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) on shares underlying the ADSs, or capital gains realized on the sale or other disposition of ADSs (see, however, “Swiss Federal Withholding Tax” below for a summary of Swiss federal withholding tax on Dividends).

Resident Private Shareholders

Swiss resident individuals who hold their ADSs as private assets all such shareholders are hereinafter referred to as the “Resident Private Shareholders”) are required to include Dividends, but not distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) of the shares underlying the ADSs, in their personal income tax return and are subject to Swiss federal, cantonal and communal income tax on any net taxable income for the relevant taxation period, including the Dividends, but not the distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen). Capital gains resulting from the sale or other dispositions of ADSs are not subject to Swiss federal, cantonal and communal income tax, and conversely, capital losses are not tax-deductible for Resident Private Shareholders. See “Domestic Commercial Shareholders” below for a summary of the taxation treatment applicable to Swiss resident individuals, who, for income tax purposes, are classified as “professional securities dealers”.

Domestic Commercial Shareholders

Corporate and individual shareholders who are resident in Switzerland for tax purposes and corporate and individual shareholder who are not resident in Switzerland, and who, in each case, hold their ADSs as part of a trade or business carried on in Switzerland, in the case of corporate and individual shareholders not resident in Switzerland, through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize Dividends, distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) received on shares underlying the ADSs and capital gains or losses realized on the sale or other disposition of ADSs in their income statement for the relevant taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings for such taxation period. The same taxation treatment also applies to Swiss-resident private individuals who, for income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealing, or leveraged investments in ADSs and other securities (the shareholders referred to in this paragraph), hereinafter for the purposes of this section, as the “Domestic Commercial Shareholders”). Domestic Commercial Shareholders who are corporate tax-payors may be eligible for dividend relief (Beteiligungsabzug) in respect of Dividends and distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) if the shares underlying the ADSs held by them as part of a Swiss business have an aggregate market value of at least CHF 1 million.

Swiss Cantonal and Communal Private Wealth Tax and Capital Tax

Non-Resident Shareholders

Non-Resident Shareholders are not subject to Swiss cantonal and communal private wealth tax or capital tax.

Resident Private Shareholders and Domestic Commercial Shareholders

Resident Private Shareholders and Domestic Commercial Shareholders who are individuals are required to report their ADSs as part of private wealth or their Swiss business assets, as the case may be, and will be subject to Swiss cantonal and communal private wealth tax on any net taxable wealth (including the ADSs), in the case of Domestic Commercial Shareholders to the extent the aggregate taxable wealth is allocated in Switzerland. Domestic Commercial Shareholders who are corporate tax payors are subject to Swiss cantonal and communal capital tax on taxable capital to the extent the aggregate taxable capital is allocated to Switzerland.

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

International Automatic Exchange of Information in Tax Matters

On November 19, 2014, Switzerland signed the Multilateral Competent Authority Agreement, which is based on article 6 of the OECD/Council of Europe administrative assistance convention and is intended to ensure the uniform implementation of automatic exchange of information (the “AEOI”). The Federal Act on the International Automatic Exchange of Information in Tax Matters (the “AEOI Act”) entered into force on January 1, 2017. The AEOI Act is the legal basis for the implementation of the AEOI standard in Switzerland.

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

F.Dividends and Paying Agents.

Not applicable.

G.Statement by Experts.

Not applicable.

H.Documents on Display.

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

I.Subsidiary Information.

Not required.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

We operate primarily in Switzerland, Europe and in the United States and are therefore exposed to market risk, which represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. As of December 31, 2021, we had CHF 20.5 million of cash and cash equivalents and we had no debt.

Interest Rate Risk

Our cash is held in readily available checking and money market accounts. As of December 31, 2021, Swiss francs balance represented 44.33% of the cash and cash equivalents of the company. Swiss banks have partially re-invoiced to their clients a part of the negative interests on Swiss franc deposit that they pay to the Swiss National Bank. For the year ended December 31, 2021 the effective negative interest rate on Swiss francs cash deposits paid by Addex was limited to−0.29%. As a result, a change in market interest rates would not have had any significant impact on our financial position or results of operations. As of December 31, 2021, we had no debt and, therefore, no material interest rate risk exposure.

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

Capital Risk

We are not regulated and not subject to specific capital requirements, however, we aim to be compliant with the specific needs of the Swiss law. To ensure that statutory capital requirements are met, we monitor capital periodically on an interim basis as well as annually. From time to time, we may take appropriate measures or propose capital increases at the shareholders’ meeting to ensure the necessary capital remains intact.

Item 12. Description of Securities Other than Equity Securities.

A.Debt Securities.

Not applicable.

B.Warrants and Rights.

Not applicable.

C.Other Securities.

Not applicable.

D.American Depositary Shares.

Citibank, N.A., or Citibank, acts as the depositary for the ADSs representing our shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. ADSs represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as American Depositary Receipts, or ADRs. The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank Zurich, located at 25 Seestrasee, 8021 Zurich, Switzerland.

We have appointed Citibank as depositary pursuant to a deposit agreement. The form of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-235561 when retrieving such copy.

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

The manner in which you own the ADSs (e.g., in a brokerage account versus as a registered holder, or as a holder of certificated versus uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which, the depositary’s services are made available to you.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the direct registration system or DRS). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

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

The depositary will not distribute the rights to you if:

●	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or
●	we fail to deliver satisfactory documents to the depositary; or
●	it is not reasonably practicable to distribute the rights.

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

The depositary will not distribute the property to you and will sell the property if:

●	we do not request that the property be distributed to you or if we request that the property not be distributed to you; or
●	we do not deliver satisfactory documents to the depositary; or
●	the depositary determines that all or a portion of the distribution to you is not reasonably practicable.

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

When you make a deposit of shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

●	the shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;
●	all preemptive (and similar) rights, if any, with respect to such shares have been validly waived or exercised;
●	you are duly authorized to deposit the shares;
●	the shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement); and
●	the shares presented for deposit have not been stripped of any rights or entitlements.

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

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

●	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;
●	provide such proof of identity and genuineness of signatures, and of such other matters contemplated in the deposit agreement, as the depositary deems appropriate;
●	comply with applicable laws and regulations, including regulations imposed by us and the depositary consistent with the deposit agreement, the ADSs, the ADR and applicable law;
●	provide any transfer stamps required by the State of New York or the United States; and
●	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying shares at the custodian’s offices. Your ability to withdraw the shares held in respect of the ADSs may be limited by U.S. and Swiss considerations applicable at the time of withdrawal. In order to withdraw the shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

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

You will have the right to withdraw the securities represented by your ADSs at any time except as a result of:

●	temporary delays that may arise because (i) the transfer books for the shares or ADSs are closed, or (ii) shares are immobilized on account of a shareholders’ meeting or a payment of dividends;
●	obligations to pay fees, taxes and similar charges; or
●	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the shares represented by your ADSs. The voting rights of holders of shares are described in Exhibit 2.4 “Description of Ordinary Shares.”

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs. In lieu of distributing such materials, the depositary may distribute to holders of ADSs instructions on how to retrieve such materials upon request.

If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor, as far as practicable, subject to the laws of Switzerland and of our Articles of Association or similar documents, to vote, or have its agents vote, the securities (in person or by proxy) represented by the holder’s ADSs in accordance with such voting instructions.

Securities for which no voting instructions have been received will not be voted (except as otherwise contemplated in the deposit agreement). If the depositary timely receives voting instructions which fail to specify the manner in which the depositary is to vote the securities represented by such holder’s ADSs, the depositary will deem such holder (unless otherwise specified in the notice distributed to holders or otherwise contemplated in the deposit agreement) to have instructed the depositary to take all steps necessary to enable the independent proxy holder, as elected by the shareholders of the Company, to vote in accordance with the written proposals or recommendations of the board of directors. Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.

Fees and Charges

ADS holders are required to pay the following fees under the terms of the deposit agreement governing the terms of the ADS:

Service	Fee
●
Issuance of ADSs (e.g., an issuance of ADS upon a deposit of shares, upon a change in the ADS(s)-to-shares ratio, or for any other reason), excluding ADS issuances as a result of distributions of shares)
● Up to U.S. 5¢ per ADS issued
● Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-shares ratio, or for any other reason)	● Up to U.S. 5¢ per ADS cancelled
● Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	● Up to U.S. 5¢ per ADS held
● Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	● Up to U.S. 5¢ per ADS held
● Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	● Up to U.S. 5¢ per ADS held
● ADS Services	● Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary
● Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	● Up to U.S. 5¢ per ADS (or fraction thereof) transferred
●
Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).
● Up to U.S. 5¢ per ADS (or fraction thereof) converted

ADS holders are also be responsible for paying certain charges such as:

●	taxes (including applicable interest and penalties) and other governmental charges;
●	the registration fees as may from time to time be in effect for the registration of shares on the share register and applicable to transfers of shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;
●	certain cable, telex and facsimile transmission and delivery expenses;
●	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;
●	the reasonable and customary out-of-pocket fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to shares, ADSs and ADRs; and
●	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

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

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

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

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

●	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.
●	The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.
●	The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in shares, for the validity or worth of the shares, for any tax consequences that result from the ownership of ADSs or other deposited property, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice or for any act or omission of or information provided by DTC or any DTC participant.
●	The depositary shall not be liable for acts or omissions of any successor depositary in connection with any matter arising wholly after the resignation or removal of the depositary.
●	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.
●	We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future law or regulation, including regulations of any stock exchange or by reason of present or future provisions of our Articles of Association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our or the depositary’s control.
●	We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our Articles of Association or in any provisions of or governing the securities on deposit.

●	We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.
●	We and the depositary also disclaim liability for the inability by any holder or beneficiary owner to benefit from any distribution, offering, right or other benefit that is made available to holders of shares but is not, under the terms of the deposit agreement, made available to you.
●	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.
●	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.
●	We and the depositary disclaim liability arising out of losses, liabilities, taxes, charges or expenses resulting from the manner in which a holder or beneficial owner of ADSs holds ADSs, including resulting from holding ADSs through a brokerage account.
●	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.
●	Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary and you as ADS holder.
●	Nothing in the deposit agreement precludes Citibank (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates Citibank to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

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

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take any of the following actions in its discretion:

●	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.
●	Distribute the foreign currency to holders for whom the distribution is lawful and practical.
●	Hold the foreign currency (without liability for interest) for the applicable holders.

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

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures. Disclosure Controls and Procedures

Our Chief Executive Officer (principal executive officer) and Head of Finance (principal financial officer), after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2021, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer (principal executive officer) and Head of Finance (principal financial officer), to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Under the supervision and with the participation of our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), management assessed our internal control over financial reporting based upon the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021.

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

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm. For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404.

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

Item 16A. Audit Committee Financial Expert.

Our board of directors has determined that Jake Nunn is an “audit committee financial expert” as defined by SEC rules and has the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Mr Nunn is independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.

Item 16B. Code of Business Conduct and Ethics.

We have adopted a Code of Business Conduct and Ethics, or the Code of Conduct, that is applicable to all of our employees, executive officers and directors. A copy of the Code of Conduct is available on our website at www.addextherapeuticscom.

Item 16C. Principal Accountant Fees and Services.

BDO AG has served as our independent registered public accounting firm for the 2021 and 2020 fiscal years. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	For the years
	ended
	December 31,
	2021	2020

	(CHF in thousands)
Audit Fees	259	260
Audit‑Related Fees	82	169
Tax Fees	—	—
Other Fees	—	—
Total	341	429

“Audit Fees” consist of fees billed for the annual audit of our consolidated financial statements, and the statutory audit of our consolidated and stand-alone financial statements. Audit Fees also include services that only our independent external auditor can reasonably provide, such as the review of documents filed with the U.S. stock exchange.

“Audit-Related Fees” consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of its financial statements or that are traditionally performed by the external auditor, and mainly include services such as comfort letters issued in connection with securities offerings, due diligence and agreed-upon or expanded audit procedures.

“Tax Fees” consist of tax consultations, such as advice in connection with employees’ taxation arising from share-based compensation.

“Other Fees” consist of advisory services relating to the adoption or application of IFRS.

Audit and Non-Audit Services Pre-Approval Policy

To ensure the independence and objectivity of our external auditors, the provision of all non-audit services by the external auditors are pre- approved by our audit committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

Summary of Significant Corporate Governance Differences From Nasdaq Listing Standards

As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by Nasdaq for U.S. domestic issuers. While we follow most Nasdaq corporate governance rules, we follow Swiss corporate governance practices in lieu of Nasdaq corporate governance rules as follows:

●	We do not comply with Nasdaq Rule 5605(b)(1), which would require that our board of directors be comprised of a majority of independent directors. Such requirements are not required under the laws of Switzerland. However, we do make an assessment of the independence of our directors under Swiss corporate governance practices and have concluded that the majority of our directors are independent based upon those standards.
●	We do not follow Nasdaq Rule 5605(d)(1) regarding the compensation committee charter or Nasdaq Rule 5605(d)(2) regarding compensation committee composition. Such requirements are not required under the laws of Switzerland. However, we do maintain a remuneration committee in line with Swiss law.
●	We do not follow Nasdaq Rule 5605(e)(1)(A) with respect to having director nominees selected by independent directors constituting a majority of our board’s independent directors in a vote in which only independent directors participate or Nasdaq Rule 5605(e)(2) regarding the adoption of a formal written charter or board resolution, as applicable, addressing the nominations process. Such requirements are not required under the laws of Switzerland.
●	We do not follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under the laws of Switzerland.

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

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17. Financial Statements.

See pages F-1 through F-32 of this Annual Report on Form 20-F.

Item 18.  Financial Statements.

Not applicable.

Item 19.  Exhibits.

List of exhibits:

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Section/ Exhibit	File Date
1.1	Articles of Association of the Registrant
1.2	Organizational Rules of the Registrant	F-1	333-235554	3.2	Dec. 17, 2019
2.1	Form of Deposit Agreement	F-6	333-235561	(a)	Dec. 18, 2019
2.2	Form of American Depositary Receipt (included in Exhibit 2.1)
2.3	Form of Warrant issued by the Registrant to certain investors on March 28, 2018	F-1	333-235554	4.3	Dec. 17, 2019
2.4	Description of Ordinary Shares of the Registrant
2.5	Description of American Depositary Shares representing Ordinary Shares of the Registrant	F-1	333-235554	“Description of American Depositary Shares”	Dec. 17, 2019
2.6	Form of warrants and pre-funded warrants issued by the registrant to certain investors on December 16, 2021	F-1	333-262050	“The offering”	Jan. 07, 2022
4.1#	License Agreement between Ortho-McNeil Pharmaceuticals Inc and the Registrant, dated December 31, 2004, as amended	F-1	333-235554	10.1	Dec. 17, 2019
4.2#	License Agreement between Indivior UK Limited and the Registrant, dated January 2, 2018	F-1	333-235554	10.2	Dec. 17, 2019
4.3	Registration Rights Agreement among the Registrant and certain investors, dated March 22, 2018	F-1	333-235554	10.3	Dec. 17, 2019
4.4	Addex Therapeutics Ltd Share Option Plan, as amended	S8	333-255124	10.4	Apr. 8, 2021
4.5	Addex Therapeutics Ltd Equity Sharing Certificate Plan, as amended	F-1	333-235554	10.5	Dec. 17, 2019
4.6#	Amendment No.1 to License Agreement between Indivior UK Limited and the Registrant, dated October 30, 2020	F-1	333-235554	10.6	Dec. 14, 2020
4.7#	Sale Agency Agreement between Addex Therapeutics Ltd and Kepler Cheuvreux	20-F	001-39179		Mar. 11, 2021
4.8#	Controlled Equity Offering SM Sales Agreement, by and between Addex Therapeutics Ltd and Cantor Fitzgerald & Co. dated June 30, 2021	6K	001-39179 (211060014)	1.1	June 30, 2021
4.9#	Amendment No.2 to License Agreement between Indivior UK Limited and the Registrant, dated July 26, 2021
4.10#	Securities Purchase Agreement, dated December 16, 2021, by and between Addex Therapeutics Ltd and Armistice Capital Master Fund Ltd.	6K	001-39179 (211503348)	10.1	December 20, 2021
8.1	List of Subsidiaries	F-1	333-235554	21.1	Dec. 17, 2019
12.1	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of BDO AG
15.2	Consent of PricewaterhouseCoopers SA
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
104	Cover page interactive data file (formatted as inline XBRL and included in Exhibit 101)

†Indicates a management contract or any compensatory plan, contract or arrangement.

#Confidential treatment has been granted from the Securities and Exchange Commission as to certain portions of this document.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Addex Therapeutics Ltd.
/s/ TIM DYER		/s/ LÉNAIC TEYSSÉDOU

Name:	Tim Dyer	Name:	Lénaic Teyssédou
Title:	Chief Executive Officer	Title:	Head of Finance

Switzerland

Dated: March 10, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(BDO AG; Zurich, Switzerland; PCAOB ID#5988)

Shareholders and Board of Directors

Addex Therapeutics Ltd

Geneva, Switzerland

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Addex Therapeutics Ltd (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Zurich, Switzerland, March 10, 2022

BDO AG

/s/ Christoph Tschumi/s/ Nigel Le Masurier

We have served as the Company's auditor since 2020.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Addex Therapeutics Ltd

Opinion on the Financial Statements

We have audited the consolidated statement of comprehensive loss, changes in equity and cash flows of Addex Therapeutics Ltd and its subsidiaries (the “Company”) for the year ended December 31, 2019, including the related notes listed in the accompanying index (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 2.2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers SA

Geneva, Switzerland

April 24, 2020

We served as the Company’s auditor from 2002 to 2020.

Consolidated Balance Sheets

	Notes	December 31,	December 31,
		2021	2020

		Amounts in Swiss francs
ASSETS
Current assets
Cash and cash equivalents	6	20,484,836	18,695,040
Other financial assets	7	17,145	64,930
Trade and other receivables	7	164,785	68,373
Contract asset	7	159,636	—
Prepayments and deferred costs	7	1,115,374	661,221
Total current assets		21,941,776	19,489,564
Non‑current assets
Right-of-use assets	8	469,989	565,344
Property, plant and equipment	9	72,111	67,760
Non‑current financial assets	10	57,908	59,144
Total non‑current assets		600,008	692,248

Total assets		22,541,784	20,181,812
LIABILITIES AND EQUITY
Current liabilities
Current lease liabilities	3.2	287,698	308,611
Payables and accruals	11	3,847,145	2,491,927
Contract liability	15	—	733,668
Deferred income	12	—	86,481
Total current liabilities		4,134,843	3,620,687
Non‑current liabilities
Non-current lease liabilities	3.2	194,316	258,785
Retirement benefits obligations	20	1,281,525	1,692,537
Total non‑current liabilities		1,475,841	1,951,322
Equity
Share capital	13	49,272,952	32,848,635
Share premium	13	283,981,361	286,888,354
Treasury shares reserve		(11,703,279)	(6,078,935)
Other reserves		24,437,868	14,657,637
Accumulated deficit		(329,057,802)	(313,705,888)
Total equity		16,931,100	14,609,803

Total liabilities and equity		22,541,784	20,181,812

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Loss

		December 31,	December 31,	December 31,
	Notes	2021	2020	2019

		Amounts in Swiss Francs
Revenue from contract with customer	15	2,916,308	3,612,819	2,762,830
Other income	16	236,997	266,324	70,835

Operating costs
Research and development		(12,840,540)	(10,373,200)	(12,453,876)
General and administration		(5,818,682)	(5,749,217)	(4,983,946)
Total operating costs	17	(18,659,222)	(16,122,417)	(17,437,822)

Operating loss		(15,505,917)	(12,243,274)	(14,604,157)

Finance income		217,015	35,304	36,874
Finance expense		(63,012)	(650,629)	(213,321)
Finance result	21	154,003	(615,325)	(176,447)

Net loss before tax		(15,351,914)	(12,858,599)	(14,780,604)
Income tax expense	19	—	—	—
Net loss for the year		(15,351,914)	(12,858,599)	(14,780,604)

Basic and diluted loss per share for loss attributable to the ordinary equity holders of the Company	22	(0.45)	(0.48)	(0.56)

Other comprehensive income/(loss)
Items that will never be reclassified to profit and loss:
Remeasurements of retirement benefits obligation	20	260,548	(233,529)	(745,855)
Items that may be classified subsequently to profit and loss:
Exchange difference on translation of foreign operations		(295)	(4,069)	(838)
Other comprehensive income/(loss) for the year, net of tax		260,253	(237,598)	(746,693)

Total comprehensive loss for the year		(15,091,661)	(13,096,197)	(15,527,297)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

					Foreign
				Treasury	Currency
		Share	Share	Shares	Translation	Other	Accumulated
	Notes	Capital	Premium	Reserve	Reserve	Reserves	Deficit	Total

	Amounts in Swiss Francs
Balance as of December 31, 2018		28,564,031	286,476,912	(2,513,148)	(652,323)	13,431,873	(286,066,685)	39,240,660
Net loss for the year		—	—	—	—	—	(14,780,604)	(14,780,604)
Other comprehensive loss for the year		—	—	—	(838)	(745,855)	—	(746,693)
Total comprehensive loss for the year		—	—	—	(838)	(745,855)	(14,780,604)	(15,527,297)
Issue of shares		4,284,604	—	—	—	—	—	4,284,604
Cost of share capital issuance		—	(170,411)	—	—	—	—	(170,411)
Value of share‑based services	14	—	—	—	—	1,685,965	—	1,685,965
Movement on warrants		—	—	(288)	—	—	—	(288)
Movement in treasury shares:
Capital increase		—	—	(4,284,604)	—	—	—	(4,284,604)
Settlement of supplier invoices		—	92,604	196,610	—	—	—	289,214
Net sales under liquidity agreement		—	(23,128)	29,114	—	—	—	5,986
Balance as of December 31, 2019		32,848,635	286,375,977	(6,572,316)	(653,161)	14,371,983	(300,847,289)	25,523,829
Net loss for the year		—	—	—	—	—	(12,858,599)	(12,858,599)
Other comprehensive loss for the year		—	—	—	(4,069)	(233,529)	—	(237,598)
Total comprehensive loss for the year		—	—	—	(4,069)	(233,529)	(12,858,599)	(13,096,197)
Value of share‑based services	14	—	—	—	—	1,176,413	—	1,176,413
Movement in treasury shares:
Settlement of supplier invoices	13	—	78,555	207,190	—	—	—	285,745
Net purchases under liquidity agreement		—	17,772	(46,809)	—	—	—	(29,037)
Other net sales of treasury shares	13	—	416,050	333,000	—	—	—	749,050
Balance as of December 30, 2020		32,848,635	286,888,354	(6,078,935)	(657,230)	15,314,867	(313,705,888)	14,609,803
Net loss for the year		—	—	—	—	—	(15,351,914)	(15,351,914)
Other comprehensive income for the year		—	—	—	(295)	260,548	—	260,253
Total comprehensive loss for the year		—	—	—	(295)	260,548	(15,351,914)	(15,091,661)
Issue of shares-third parties	13	6,900,000	3,199,323	—	—	—	—	10,099,323
Issue of treasury shares	13	9,524,317	—	(9,524,317)	—	—	—	—
Cost of share capital issuance		—	(1,865,475)	—	—	—	—	(1,865,475)
Sales under shelf- registration	13	—	3,882	3,759,402	—	—	—	3,763,284
Related costs of sales shelf- registration		—	(581,800)	—	—	—	—	(581,800)
Sale of pre-funded warrants	13	—	—	—	—	5,470,141	—	5,470,141
Cost of pre-funded warrants sold		—	—	—	—	(848,998)	—	(848,998)
Value of warrants and pre-funded warrants.	13	—	(3,720,491)	—	—	3,720,491	—	—
Value of share-based services	14	—	—	—	—	1,178,344	—	1,178,344
Other movements in treasury shares:	13
Settlement of supplier invoices		—	48,066	116,914	—	—	—	164,980
Net purchases under liquidity agreement		—	(31,502)	(16,283)	—	—	—	(47,785)
Other net sales of treasury shares		—	41,004	39,940	—	—	—	80,944
Balance as of December 31, 2021		49,272,952	283,981,361	(11,703,279)	(657,525)	25,095,393	(329,057,802)	16,931,100

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

		December 31,	December 31,	December 31,
	Notes	2021	2020	2019

		Amounts in Swiss francs
Net loss for the year		(15,351,914)	(12,858,599)	(14,780,604)
Adjustments for:
Depreciation	8/9	347,613	378,754	333,844
Disposal of right-of-use assets		(127)	(4,992)	—
Value of share‑based services	14	1,178,344	1,176,413	1,685,965
Post-employment (benefits)/costs	20	(150,464)	(22,730)	96,532
Finance cost/(income) net		(132,050)	686,886	234,663
Decrease/(increase) in other financial assets		47,785	(50,962)	(5,985)
Decrease/(increase) in trade and other receivables		(96,412)	49,655	154,988
Increase in contract asset		(159,636)	—	—
Decrease/(increase) in prepayments		(616,992)	221,680	(520,653)
(Decrease)/increase in payables and accruals		883,837	(1,585,550)	1,966,160
(Decrease)/increase in contract liability		(733,668)	(212,069)	732,993
(Decrease)/increase in deferred income		(86,481)	(244,298)	330,779
Services paid in shares	13	164,980	285,745	289,214
Net cash used in operating activities		(14,705,185)	(12,180,067)	(9,482,104)
Cash flows from investing activities
Purchase of property, plant and equipment	9	(31,549)	(59,414)	(28,459)
Proceeds from decrease/(increase) in non-current financial assets	10	1,236	—	(14,795)
Net cash used in investing activities		(30,313)	(59,414)	(43,254)
Cash flows from financing activities
Proceeds from capital increase		10,161,746	—	—
Costs / deferred costs paid on issue of shares		(1,698,782)	(272,005)	(61,244)
Proceeds from Sale of treasury shares		3,796,443	720,013	5,986
Costs paid on sales of treasury shares		(390,189)	—	—
Proceeds from sale of pre-funded warrants		5,470,141	—	—
Costs paid on sale of pre-funded warrants		(569,228)	—	—
Principal element of lease payment		(309,617)	(367,412)	(316,793)
Interests received		5,322	35,305	36,874
Interests paid	21	(63,012)	(69,502)	(128,518)
Net cash from/(used in) financing activities		16,402,824	46,399	(463,695)

Increase/(decrease) in cash and cash equivalents		1,667,326	(12,193,082)	(9,989,053)

Cash and cash equivalents at beginning of the year	6	18,695,040	31,536,803	41,670,158
Exchange difference on cash and cash equivalents		122,470	(648,681)	(144,302)
Cash and cash equivalents at end of the year	6	20,484,836	18,695,040	31,536,803

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

(Amounts in Swiss francs)

1. General information

Addex Therapeutics Ltd (the “Company”), formerly Addex Pharmaceuticals Ltd, and its subsidiaries (together, the “Group”) are a clinical stage pharmaceutical group applying its leading allosteric modulator drug discovery platform to discovery and development of small molecule pharmaceutical products, with an initial focus on central nervous system disorders.

The Company is a Swiss stockholding corporation domiciled c/o Addex Pharma SA, Chemin des Aulx 12, CH1228 Plan-les-Ouates, Geneva, Switzerland and the parent company of Addex Pharma SA, Addex Pharmaceuticals France SAS and Addex Pharmaceuticals Inc. registered in Delaware with its principal business location in San Francisco, California, United States. Its registered shares are traded at the SIX, Swiss Exchange, under the ticker symbol ADXN. On January 29, 2020, the Group listed on the Nasdaq Stock Market, American Depositary Shares (ADSs) under the symbol “ADXN”, without a new issuance of securities. ADSs represents shares that continue to be admitted to trading on SIX Swiss Exchange.

These consolidated financial statements have been approved for issuance by the Board of Directors on March 9, 2022.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements of Addex Therapeutics Ltd have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”), and under the historical cost convention.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4 “Critical accounting estimates and judgements”.

Due to rounding, numbers presented throughout these consolidated financial statements, may not add up precisely to the totals provided. All ratios and variances are calculated using the underlying amount rather than the presented rounded amount.

Where necessary, comparative figures have been revised to conform with the current year 2021 presentation.

2.2	Standards and interpretations published by the IASB

New and amended standards adopted by the Group

A number of new or amended standards and interpretations became applicable for financial periods beginning on or after January 1, 2021. The Group noted that the latter did not have a material impact on the Group’s financial position or disclosures made in the condensed consolidated financial statements.

New standards and interpretations not yet adopted by the Group

The Group is currently assessing the potential impacts of the various new and revised standards and interpretations that will be mandatory from January 1, 2022 which the Group has not yet applied. Based on an analysis to date, the Group does not anticipate that these will have a material impact on the Group’s overall results and financial position. The Group is also assessing other new and revised standards which are not mandatory until after 2022.

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

The Group operates in one segment, which is the discovery, development and commercialization of small-molecule pharmaceutical products. A single management team that reports to the chief executive officer comprehensively manages the entire business. The chief operating decision-maker is the Chief Executive Officer who reviews the statement of operations of the Group on a consolidated basis, makes decisions and manages the operations of the Group as a single operating segment. The Group’s activities are not affected by any significant seasonal effect. Revenue is attributable to the Company’s country of domicile, Switzerland.

2.5Foreign currency transactions

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Swiss francs, which is the Group’s presentation currency.

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

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the statement of comprehensive loss within ‘finance cost’.

Group companies

The results and financial position of the Group’s subsidiary that has a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
●	income and expenses for each statement of comprehensive loss are translated at the average exchange rate; and
●	all resulting exchange differences are recognized in other comprehensive loss.

2.6Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation, and impairment (if any). Historical cost includes expenditure that is directly attributable to the acquisition of the item. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the statement of comprehensive loss during the financial period in which they are incurred. Depreciation is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives as follows:

Computer equipment	3 years
Laboratory equipment	4 years
Furniture and fixtures	5 years
Chemical library	5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see note 2.7). Gains and losses on disposals are determined by comparing proceeds with the carrying amount and are included in the statement of comprehensive loss.

2.7Impairment of non-financial assets

Assets that are subject to depreciation or amortization are reviewed for impairment annually, and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Prior impairment of non-financial assets other than goodwill is reviewed for possible reversal at each reporting date.

2.8Financial assets

The Group has one category of financial assets, namely “trade and other receivables”. Trade and other receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These assets are held for collection of contractual cash flows which represent solely the payment of principal and interest. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. Trade and other receivables are included in other current assets in the balance sheet (see note 7).

Trade and other receivables are initially measured at fair value and subsequently measured at amortized cost. The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. The gross carrying amount of a financial asset is the amortized cost of a financial asset before adjusting for any loss allowance. Trade and other receivables are derecognized when settled.

The Company classifies a contract asset as a receivable when the Company’s right to consideration is unconditional. If the Company transfers control of goods or services to a customer before the customer pays consideration, the Company records either a contract asset or a receivable depending on the nature of the Company’s right to consideration for its performance. Contract assets and contract liabilities arising from the same contract are netted and presented as either a single net contract asset or net contract liability.

Impairment of financial assets

The Group recognizes a loss allowance for expected credit losses on trade and other receivables, contract assets and security rental deposits that are measured at amortized cost. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.

The Group always recognizes lifetime expected credit losses(“ECL”) for trade and other receivables and contract assets where applicable. The ECL on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

2.9Cash and cash equivalents

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

2.10Share capital

Shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental cost (net of income taxes) is recorded as a deduction from equity attributable to the Company’s equity holders as a treasury share reserve until the shares are cancelled, reissued or disposed of. When such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effect, the nominal amount is reversed from the treasury share reserve, with any remaining difference to the total transaction value being recognized in share premium.

The Company has entered into a liquidity contract where an independent broker buys and sells the Company’s shares held in the broker’s custody. Such shares are presented in the treasury share reserve with all the other treasury shares directly held by Addex Pharma SA.

The Company also uses treasury shares to partially settle services rendered by third and related parties. When shares are issued for this purpose, the nominal share value is recognized as a treasury share reserve and the value above par is presented as a share premium.

2.11Equity instruments

Equity instruments issued by the Group are recorded at the fair value of the proceeds received, net of direct issuance costs.

2.12Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. All payables have a contract maturity within 1 year.

2.13Grants

Grants are not recognized until there is reasonable assurance that the Group will comply with the terms and conditions of the grant and that the grants will be received. Grants are recognized as other income in the statement of comprehensive loss on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grant is intended to compensate. Specifically, grants whose primary conditions is that the Group should undertake specific research activities within a defined period of time, are recognized as deferred income in the consolidated statement of financial position and transferred to the statement of comprehensive loss on a systematic and rationale basis over the defined timeframe.

2.14Deferred income tax

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

2.15Pension obligations

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

2.16Share-based compensation

The Group operates an equity sharing certificates’ equity incentive plan, a share option plan, and a share purchase plan. The Group also from time-to-time grants warrants to brokers and investors. The fair value of the services received in exchange for the grant or transfer of equity sharing certificates, options, shares or warrants is recognized in the consolidated financial statements over the period for which the services are received. The total amount to be recognized over the vesting period is determined by reference to the fair value of the equity incentive unit granted or transferred. The fair value of instruments granted includes any market performance conditions and excludes the impact of any service and non-market performance vesting conditions. Service and non-market performance conditions are included in assumptions about the number of equity incentive units that are expected to vest. At each balance sheet date, the Group revises its estimates for the number of equity incentive units that are expected to vest. It recognizes the impact of the revision to original estimates, if any, in the statement of comprehensive loss, with a corresponding adjustment to equity.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the equity incentive units are exercised.

2.17Revenue recognition

The Group recognizes revenue from the license of intellectual property and providing research and development services:

License of intellectual property

If the license to the Group’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Group recognizes revenues when the license conveys a right of use, or there is a right of access to the underlying intellectual property. For licenses that are sold in conjunction with a related service, the Group uses judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time. If the performance obligation is settled over time, the Group determines the appropriate method of measuring progress for purposes of recognizing license revenue. The Group evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Research and development services

The Group has an arrangement with its partner that includes deploying its employees for research and development activities. The Group assesses if these research and development activities are considered distinct in the context of the respective contract and, if so, they are accounted for as a separate performance obligation. This revenue is calculated based on the costs incurred (input method) in accordance with the respective contract, and recorded within “Revenue from contract with customer” over time as the activities are performed.

Contract balances

The Group receives payments and determines credit terms from its customers for its various performance obligations based on billing schedules established in each contract. The actual timing of the income recognition, billings and cash collections may result in other current receivables, accrued revenue (contract assets), and (contract liabilities) being recorded on the balance sheets. Amounts are recorded as other current receivables when the Group’s right to consideration is unconditional. The Group does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less.

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

2.18Finance income and expense

Interest received or paid on cash and cash equivalents are classified in the statement of cash flows under financing activities.

2.19Leases

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

When the Group renegotiates the contractual terms of a lease with the lessor, the accounting depends on the nature of the modification:

●	if the renegotiation results in one or more additional assets being leased for an amount commensurate with the standalone price for the additional rights-of-use obtained, the modification is accounted for as a separate lease;
●	in all other cases where the renegotiated increases the scope of the lease (whether that is an extension to the lease term, or one or more additional assets being leased), the lease liability is remeasured using the discount rate applicable on the modification date, with the right-of-use asset being adjusted by the same amount;
●	if the renegotiation results in a decrease in the scope of the lease, both the carrying amount of the lease liability and right-of-use asset are reduced by the same proportion to reflect the partial of full termination of the lease with any difference recognized in the statement of comprehensive loss. The lease liability is then further adjusted to ensure its carrying amount reflects the amount of the renegotiated payments over the renegotiated term, with the modified lease payments discounted at the rate applicable on the modification date. The right-of-use asset is adjusted by the same amount.

All lease payments on leases are presented as part of the cash flow from financing activities, except for the short-term and low value leases cash flows, which are booked under operating activities.

2.20Research and development

Research and development costs are expensed as incurred. Costs incurred on development projects are recognized as intangible assets when the following criteria are fulfilled:

●	it is technically feasible to complete the intangible asset so that it will be available for use or sale;
●	management intends to complete the intangible asset and use or sell it;
●	there is an ability to use or sell the intangible asset;
●	it can be demonstrated how the intangible asset will generate probable future economic benefits;
●	adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and
●	the expenditure attributable to the intangible asset during its development can be reliably measured.

In the opinion of management, due to uncertainties inherent in the development of the Group’s products, the criteria for development costs to be recognized as an asset, as prescribed by IAS 38, “Intangible Assets”, are not met.

3. Financial risk management

3.1Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk, credit risk, liquidity risk and capital risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. Risk management is carried out by the Group’s finance department (Group Finance) under the policies approved by the Board. Group Finance identifies, evaluates and in some instances economically hedges financial risks in close co-operation with the Group’s operating units. The Board provides written guidance for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest-rate risk, use of derivative financial instruments and non-derivative financial instruments, credit risk and investing excess liquidity.

Market risk and foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various exposures with respect to the Euro, US dollar and UK pound. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. To manage foreign exchange risk Group Finance maintains foreign currency cash balances to cover anticipated future requirements. The Group’s risk management policy is to economically hedge 50% to 100% of anticipated transactions in each major currency for the subsequent 12 months. The Group has a subsidiary in France and in United States of America, whose net assets are exposed to foreign currency translation risk. In 2021, a 10% increase or decrease in the EUR/CHF exchange rate would have resulted in a CHF 7,948 increase or decrease in net loss and shareholders’ equity as at December 31, 2021 (respectively a CHF 4,064 in 2020 and a CHF 19,920 in 2019 decrease or increase), a 10% increase or decrease in the GBP/CHF exchange rate would have resulted in a CHF 17,893 (respectively CHF 14,723 in 2020 and CHF 12,489 in 2019) decrease or increase in net loss and shareholders’ equity as at December 31, 2021 and a 10% increase or decrease in the USD/CHF exchange rate would have resulted in a CHF 1,027,027 (respectively CHF 644,865 in 2020 and CHF 972,596 in 2019) increase or decrease in net loss and shareholders’ equity as at December 31, 2021. The Group is not exposed to equity price risk or commodity price risk as it does not invest in these classes of investment.

Interest rate risk

The Group’s exposure to interest rate fluctuations is limited because the Group has no interest-bearing indebtedness. The Company’s Swiss francs cash holdings are subject to negative interest rates at certain thresholds defined by its bank counterparties. A 10% increase or decrease in the interest rates charged by the counterparties would not have had a material impact on the net loss for the period.

Credit risk

Credit risk is managed on a Group basis. Credit risk arises from cash and cash equivalents and deposits with banks, as well as credit exposures to collaboration partners. The Group has a limited number of collaboration partners and consequently has a significant concentration of credit risk. The Group has policies in place to ensure that credit exposure is kept to a minimum and significant concentrations of credit risk are only granted for short periods of time to high credit quality partners. The Group’s policy is to invest funds in low-risk investments including interest bearing deposits. For banks and financial institutions, only independently rated parties with a minimum rating of “A” are accepted (see note 6).

Liquidity risk

The Group’s principal source of liquidity is its cash reserves which are obtained through the sale of new shares and to a lesser extent the sale of its research and development stage products. Group Finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs. The ability of the Group to maintain adequate cash reserves to sustain its activities in the medium term is highly dependent on the Group’s ability to raise further funds from the licensing of its development stage products and the sale of new shares. Consequently, the Group is exposed to significant liquidity risk (see note 4).

3.2Capital risk management

The Group is not regulated and not subject to specific capital requirements. The amount of equity depends on the Group’s funding needs and statutory capital requirements. The Group monitors capital periodically on an interim and annual basis. From time to time, the Group may take appropriate measures or propose capital increases to its shareholders to ensure the necessary capital remains intact. The Group did not have any short-term or long-term debt outstanding as of December 31, 2021 and 2020.

The ability of the Group to maintain adequate cash reserves to continue its activities in the medium term is subject to risk as it is highly dependent on the Group’s ability to raise further funds from the sale of new shares.

The Group’s objectives when managing capital based on its net debt are to safeguard the Group’s ability to continue as a going concern in order to ensure the financing of successful research and development activities so that future profits can be generated and to maintain sufficient financial resources to mitigate against risks and unforeseen events.

A reconciliation of the net debt position is detailed as follows:

		Cash and	Other
		cash	financial
	Leases	equivalents	assets	Total
Net debt as at January 1, 2020	(550,245)	31,536,803	13,938	31,000,496
Cash flows	367,412	(12,193,082)	50,992	(11,774,678)
Acquisition — Leases	(27,612)	—	—	(27,612)
Effect of modification to lease terms	(434,150)	—	—	(434,150)
Disposals	77,199	—	—	77,199
Foreign exchange differences	—	(648,681)	—	(648,681)
Net debt as at December 31, 2020	(567,396)	18,695,040	64,930	18,192,574
Cash flows	309,617	1,667,326	(47,785)	1,929,158
Acquisition — Leases	(2,000)	—	—	(2,000)
Effect of modification to lease terms	(226,578)	—	—	(226,578)
Disposals	4,343	—	—	4,343
Foreign exchange differences	—	122,470	—	122,470
Net debt as at December 31, 2021	(482,014)	20,484,836	17,145	20,019,967

In addition, the maturity profile of the Group’s financial liabilities is presented in the table below:

			More	Total	Carrying
	Less than	1 to 5	than	cash out	amount
At December, 31 2021	1 Year	Years	5 Years	flows	liabilities
Lease Liabilities	315,412	202,526	—	517,938	482,014

			More	Total	Carrying
	Less than	1 to 5	than	cash out	amount
At December, 31 2020	1 Year	Years	5 Years	flows	liabilities
Lease Liabilities	331,911	270,133	—	602,044	567,396

Lease liabilities relate to the rent of laboratories, equipment, offices and related spaces used by the Group.

3.3Fair value estimation

The nominal value less estimated credit adjustments of trade and other receivables, contract assets and payables are assumed to approximate to their fair values due to the short-term maturity of these instruments and are held at their amortized cost in accordance with IFRS 9. The fair value of other financial assets and liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

4.Critical accounting estimates and judgments

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

Going concern

The Group’s accounts are prepared on a going concern basis. To date, the Group has financed its cash requirements primarily from share issuances and licensing certain of its research and development stage products. The Group is a development-stage enterprise and is exposed to all the risks inherent in establishing a business. The Group expects that its existing cash and cash equivalents will be sufficient to fund its operations and meet all of its obligations as they fall due for at least twelve months from the date of issuance of these unaudited condensed consolidated financial statements. The future viability of the Group is dependent on its ability to raise additional capital to finance its future operations that may be delayed due to COVID-19 pandemic. The Group will seek additional funding through public or private financings or collaboration agreements. The sale of additional equity may dilute existing shareholders. The inability to obtain funding, as and when needed, would have a negative impact on the Group’s financial condition and ability to pursue its business strategies. If the Group is unable to obtain the required funding to run its operations and to develop and commercialize its product candidates, the Group could be forced to delay, reduce or stop some or all of its research and development programs to ensure it remains solvent. Management continues to explore options to obtain additional funding, including through collaborations with third parties related to the future potential development and/or commercialization of its product candidates. However, there is no assurance that the Group will be successful in raising funds, closing a collaboration agreement, obtaining sufficient funding on terms acceptable to the Group, or if at all, which could have a material adverse effect on the Group’s business, results of operations and financial conditions.

COVID-19

In early 2020 a coronavirus disease (COVID-19) pandemic developed globally resulting in a significant number of infections and negative effects on economic activity. The Group is actively monitoring the situation and is taking any necessary measures to respond to the situation in cooperation with the various stakeholders.

On March 18, 2020, the Group announced the suspension of the initiation of a placebo-controlled Phase 2b/3 pivotal clinical trial of dipraglurant in levodopa-induced dyskinesia associated with Parkinson’s disease (PD-LID). The Group decided to suspend the trial based on the inability of planned clinical trial sites in the United States to initiate the trial in full compliance with the Group’s planned clinical trial procedures including with respect to data reporting, data monitoring, and the recommendations of various health authorities that the infirm patients who would participate in the trial not risk being exposed to COVID-19 at clinical trial sites. Such sites have been and may continue to be required to focus their limited resources on matters unrelated to our planned clinical trial, thereby decreasing availability, in whole or in part, for services to our planned clinical trial.

On June 29, 2021, the Group announced the initiation of a placebo-controlled Phase 2b/3 pivotal clinical trial of dipraglurant in PD-LID and on September 29, 2021, the Group announced the initiation of an exploratory placebo-controlled phase 2 clinical study of dipraglurant in blepharospasm.

Although the Group believes, based on current projections of the pandemic, that it will be able to execute the clinical trials as planned, the duration of the COVID-19 crisis is uncertain and may impact the Group’s ability to execute these clinical trials as planned. In addition, the COVID-19 pandemic may affect the operations of the FDA and other health authorities, which could result in delays of reviews and approvals, including with respect to dipraglurant and our other product candidates. Any such delays could increase the cost of our clinical trials and increase the uncertainty of receiving approval from the FDA of our product candidates.

Depending on the duration of the COVID-19 crisis and continued negative impact on global economic activity, the Group may have to take additional measures that will have a negative impact on the Group’s business continuity and may experience certain liquidity restraints as well as incur impairments on its assets. The exact impact on the Group’s activities in 2022 and thereafter cannot be reasonably predicted. However, based on the risk mitigation measures undertaken, the Group concluded that there is no material uncertainty that may cast a significant doubt upon the Group’s ability to continue as a going concern.

Revenue recognition

Revenue is primarily from fees related to licenses, milestones and research services. Given the complexity of the relevant agreements, judgements are required to identify distinct performance obligations; allocate the transaction price to these performance obligations and determine when the performance obligations are met. In particular, the Group’s judgement over the estimated stand-alone selling price which is used to allocate the transaction price to the performance obligations is disclosed in note 15.

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

Share-based compensation

The Group recognizes an expense for share-based compensation based on the valuation of equity incentive units using the Black-Scholes valuation model. A number of assumptions related to the volatility of the underlying shares and to the risk-free rate are made in this model. Should the assumptions and estimates underlying the fair value of these instruments vary significantly from management’s estimates, then the share-based compensation expense would be materially different from the amounts recognized. Had these assumptions been modified within their feasible ranges, i.e. a 10% increase or decrease in the volatility assumption and a risk-free rate of 0.5 or zero, and the Group calculated the share-based compensation based on the higher and lower values of these ranges, share-based compensation expense in 2021 would have been CHF 955,414 or CHF 1,342,764, respectively CHF 888,845 or CHF 1,390,306 in 2020 and CHF 1,239,680 or CHF 2,023,158 in 2019.This is compared to the amount recognized as an expense in 2021 of CHF 1,178,344 , respectively CHF 1,176,413 in 2020 and CHF 1,685,965 in 2019. Additional information is disclosed in note 14.

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

Information about products, services and major customers

External income of the Group for the years ended December 31, 2021, 2020 and 2019 is derived from the business of discovery, development and commercialization of pharmaceutical products. Income was earned from rendering of research services to a pharmaceutical company and grants earned.

Information about geographical areas

External income is exclusively recorded in the Swiss operating company.

Analysis of revenue from contract with customer and other income by nature is detailed as follows:

	2021	2020	2019
Collaborative research funding	2,916,308	3,612,819	2,762,830
Grants earned	218,330	244,298	49,405
Other service income	18,667	22,026	21,430
Total	3,153,305	3,879,143	2,833,665

Analysis of revenue from contract with customer and other income by major counterparties is detailed as follows:

	2021	2020	2019
Indivior PLC	2,916,308	3,612,819	2,762,830
Eurostars/Innosuisse	218,330	244,298	49,405
Other counterparties	18,667	22,026	21,430
Total	3,153,305	3,879,143	2,833,665

For more detail, refer to note 15, “Revenue from contract with customer” and note 16 “Other Income”.

The geographical allocation of long-lived assets is detailed as follows:

	December 31,	December 31,
	2021	2020
Switzerland	596,098	665,012
United States of America	3,536	26,847
France	374	389
Total	600,008	692,248

The geographical analysis of operating costs is as follows:

	2021	2020	2019
Switzerland	18,619,123	16,050,488	17,409,808
United States of America	33,016	64,922	21,214
France	7,083	7,007	6,800
Total operating costs (note 17)	18,659,222	16,122,417	17,437,822

There was capital expenditure of CHF 31,549 in 2021 and CHF 59,414 in 2020.

6. Cash and cash equivalents

	December 31,	December 31,
	2021	2020
Cash at bank and on hand	20,484,836	18,695,040
Total cash and cash equivalents	20,484,836	18,695,040

Split by currency:

	December 31,	December 31,
	2021	2020
CHF	44.33%	60.53%
USD	54.47%	38.70%
EUR	0.58%	0.63%
GBP	0.62%	0.14%
Total	100.00%	100.00%

The Group pays interests on CHF cash and cash equivalents and earns interests on USD cash and cash equivalents. The Group invests its cash balances into a variety of current and deposit accounts mainly with Swiss banks.In addition, the Group invests a portion of its USD cash in line with its treasury guidelines.

All cash and cash equivalents were held either at banks or on hand at December 31, 2021 and December 31, 2020.

Credit quality of cash and cash equivalents

The table below shows the cash and cash equivalents by credit rating of the major counterparties:

	December 31,	December 31,
	2021	2020
External credit rating of counterparty
P‑1 / A‑1	11,943,391	17,379,008
Other	8,541,279	1,315,875
Cash on hand	166	157
Total cash and cash equivalents	20,484,836	18,695,040

External credit ratings of counterparties were obtained from Moody’s (P-1) or Standard & Poor’s (A-1).

7. Other current assets

	December 31,	December 31,
	2021	2020
Other financial assets	17,145	64,930
Trade and other receivables	164,785	68,373
Contract asset	159,636	—
Prepayments	1,115,374	498,382
Deferred costs	—	162,839
Total other current assets	1,456,940	794,524

The Group applies the IFRS 9 simplified approach to measuring expected credit losses (“ECL”), which uses a lifetime expected loss allowance for all contract assets, trade receivables and other receivables. As of December 31, 2021, the contract asset relates to the research agreement with Indivior whilst the trade and other receivable primarily relates to the grant from Eurostars/Innosuisse for CHF 131,848 and four non-governmental debtors whose combined outstanding balances are CHF 3,978 (four non-governmental debtors for CHF 20,577 as of December 31, 2020). The Group has considered that the contract asset and the trade and other receivables have a low risk of default based on historic loss rates and forward-looking information on macroeconomic factors affecting the ability of the third parties to settle invoices. As a result, excepted loss allowance has been deemed as nil as of December 31, 2021 and December 31, 2020. The increase in prepayments as of December 31, 2021 compared to December 31, 2020 primarily relates to advance payments relating to R&D service contracts on Dipraglurant PD-LID program. As of December 31, 2020, deferred costs primarily relate to paid legal and auditor fees associated with the preparation of the capital increase executed on January 8, 2021.

8. Right-of-use assets

	Properties	Equipment	Total
Year ended December 31, 2020
Opening net book amount	496,126	47,214	543,340
Additions	27,612	—	27,612
Depreciation charge	(333,714)	(25,760)	(359,474)
Effect of lease modifications	434,150	—	434,150
Disposals	(72,504)	—	(72,504)
Exchange differences	(7,780)	—	(7,780)
Closing net book amount	543,890	21,454	565,344

As of December 31, 2020	Properties	Equipment	Total
Cost	1,111,338	71,168	1,182,506
Accumulated depreciation	(567,448)	(49,714)	(617,162)
Net book value	543,890	21,454	565,344

	Properties	Equipment	Total
Year ended December 31, 2021
Opening net book amount	543,890	21,454	565,344
Additions	2,000	—	2,000
Depreciation charge	(294,389)	(26,026)	(320,415)
Effect of lease modifications	208,902	17,676	226,578
Disposals	(4,216)	—	(4,216)
Exchange differences	698	—	698
Closing net book amount	456,885	13,104	469,989

	Properties	Equipment	Total
As of December 31, 2021
Cost	1,298,569	88,844	1,387,413
Accumulated depreciation	(841,684)	(75,740)	(917,424)
Net book value	456,885	13,104	469,989

For the year ended December 31, 2021, the Group recorded a depreciation charge of CHF 253,166 (2020: CHF 291,107) as part of research and development expenses and CHF 67,249 (2020: CHF 68,367) as part of general and administration expenses. For the same period, the total cash outflows for the principal element of lease payment amounted to CHF 309,617 and CHF 367,412 respectively.The maturity analysis of lease liabilities is presented under note 3.2.

9. Property, plant and equipment

		Furniture &	Chemical
	Equipment	fixtures	Library	Total
Year ended December 31, 2020
Opening net book amount	27,626	—	—	27,626
Additions	59,414	—	—	59,414
Depreciation charge	(19,280)	—	—	(19,280)
Closing net book amount	67,760	—	—	67,760

		Furniture &	Chemical
	Equipment	fixtures	Library	Total
As of December 31, 2020
Cost	1,682,279	7,564	1,207,165	2,897,008
Accumulated depreciation	(1,614,519)	(7,564)	(1,207,165)	(2,829,248)
Net book value	67,760	—	—	67,760

		Furniture &	Chemical
	Equipment	fixtures	Library	Total
Year ended December 31, 2021
Opening net book amount	67,760	—	—	67,760
Additions	31,549	—	—	31,549
Depreciation charge	(27,198)	—	—	(27,198)
Closing net book amount	72,111	—	—	72,111

		Furniture &	Chemical
	Equipment	fixtures	Library	Total
As of December 31, 2021
Cost	1,713,828	7,564	1,207,165	2,928,557
Accumulated depreciation	(1,641,717)	(7,564)	(1,207,165)	(2,856,446)
Net book value	72,111	—	—	72,111

For the year ended December 31, 2021, the Group recorded a depreciation charge of CHF 19,934 (2020: CHF 11,759) as part of research and development expenses and CHF 7,264 (2020: CHF 7,521) as part of general and administration expenses.

10. Non-current financial assets

	December 31,	December 31,
	2021	2020
Security rental deposits	57,908	59,144
Total non‑current financial assets	57,908	59,144

Security rental deposits relate to laboratory and office space which has decreased during 2021. The applicable interest rate to such deposits is immaterial, and therefore, the value approximates amortized cost.

11. Payables and accruals

	December 31,	December 31,
	2021	2020
Trade payables	1,787,287	983,545
Social security and other taxes	203,288	171,876
Accrued expenses	1,856,570	1,336,506
Total payables and accruals	3,847,145	2,491,927

All payables mature within 3 months. Accrued expenses and trade payables primarily relate to R&D services from contract research organizations, consultants and professional fees. The increase in payables and accrued expenses as of December 31, 2021 compared to December 31, 2020, primarily relates to increased R&D activities on discovery programs. The carrying amounts of payables do not materially differ from their fair values, due to their short-term nature.

12. Deferred income

The Group expects the deferred income to be recognized in the statement of comprehensive loss as follows:

	December 31, 2021	December 31, 2020
Within one year	—	86,481
Total deferred income	—	86,481

The deferred income relates to a grant from Eurostars/Innosuisse described on the note 16 “other income”.

13. Share capital

	Number of shares
	Common	Treasury
	shares	shares	Total
Balance as of January 1, 2020	32,848,635	(6,243,487)	26,605,148
Settlement of supplier invoices	—	207,190	207,190
Net purchase of treasury shares under liquidity agreement	—	(26,564)	(26,564)
Other net sale of treasury shares	—	333,000	333,000
Balance as of December 31, 2020	32,848,635	(5,729,861)	27,118,774
Issue of shares-capital increase	16,424,317	(9,524,317)	6,900,000
Settlement of supplier invoices	—	116,914	116,914
Net purchase of treasury shares under liquidity agreement	—	(36,881)	(36,881)
Sale of treasury shares under shelf registration	—	3,759,402	3,759,402
Other net sale of treasury shares	—	39,940	39,940
Balance as of December 31, 2021	49,272,952	(11,374,803)	37,898,149

The Company maintains a Liquidity Agreement with Kepler Capital Markets SA (“Kepler”). Under the agreement, the Group has provided Kepler with cash and shares to enable them to buy and sell the Company’s shares. As of December 31, 2021, 91,370 (December 31,2020: 54,489) treasury shares are recorded under this agreement in the treasury share reserve and CHF 17,145 (December 31,2020: CHF 64,930) is recorded in other financial assets.

As of December 31, 2021, the total outstanding share capital is CHF 37,898,149, consisting of 37,898,149 shares excluding 11,374,803 treasury shares. As of December 31, 2020, the total outstanding share capital was CHF 27,118,774 consisting of 27,118,774 shares excluding 5,729,861 treasury shares. All shares have a nominal value of CHF 1.

On December 16, 2021, following the Securities Purchase Agreement signed with Armistice Capital LLC, the Group sold 3,752,202 treasury shares in the form of 625,367 American Depositary Share (ADS) listed on the Nasdaq Stock Market at a sale price of USD 1.08 (CHF 1) per share, USD 6.50 (CHF 6) per ADS. In addition, 5,478,570 pre-funded warrants in the form of 913,095 ADS were sold at a sale price of USD 1.08 (CHF 0.99) per share, USD 6.49 (CHF 5.99) per ADS with an exercise price of USD 0.01 per ADS. The total gross proceeds of this offering amounted to USD 10 million (CHF 9.2 million) and directly related share issuance costs of CHF 1.4 million were recorded as a deduction in equity. The Group additionally issued to Armistice Capital LLC, 9,230,772 warrants in the form of 1,538,462 ADS with exercise price of USD 1.08 (CHF 1) per share and USD 6.5 (CHF 6) per ADS. The fair value of each of the warrants issued is CHF 0.40 per share, CHF 2.4 per ADS, and has been calculated using the Black-Scholes valuation model and recorded in equity as a cost of the offering, with a volatility of 55.57% and an annual risk-free rate of -0.64%. The total value of the warrants issued amounted to CHF 3.7 million.

On April 23, 2021, Addex Therapeutics Ltd issued 9,524,317 new shares from the authorized capital to its 100% owned subsidiary, Addex Pharma SA, at CHF 1. These shares are held as treasury shares.

On January 8, 2021, Addex Therapeutics Ltd issued 6,900,000 registered shares, with a nominal value of CHF 1 each, at an issue price of CHF 1.46. Out of the total new shares, 6,750,000 are in the form of ADS. The gross proceeds amounted to CHF 10.1 million (USD 11.5 million) and directly related share issuance costs of CHF 1.9 million were recorded as a deduction in equity.

During the year ended December 31, 2021, the Group sold 3,759,402 shares under a shelf-registration in Nasdaq Stock Market, that includes the 3,752,202 treasury shares sold to Armistice Capital LLC on December 16, 2021 and the 7,000 shares sold under ATM program initiated on June 29, 2021 and put on hold on December 15, 2021. During the same period, the Group sold 39,940 (December 31, 2020: 333,000) additional treasury shares for a gross amount of CHF 80,944 (December 31, 2020: CHF 749,050) under a Sale Agency Agreement entered with Kepler Cheuvreux and used 116,914 treasury shares to purchase services from consultants (December 31, 2020: 207,190) including 60,638 treasury shares for Roger Mills, the Group’s Chief Medical Officer (December 31, 2020: 114,851). The total value of consulting services settled in shares was CHF 164,980 for the year ended December 31, 2021. (CHF 285,745 for the year ended December 31, 2020).

14. Share-based compensation

The total share-based compensation expense recognized in the statement of comprehensive loss for equity incentive units granted to directors, executives, employees, consultants and investors has been recorded under the following headings:

	2021	2020	2019
Research and development	467,812	354,934	433,536
General and administration	710,532	821,479	1,252,429
Total share‑based compensation	1,178,344	1,176,413	1,685,965

Analysis of share-based compensation by equity incentive plan is detailed as follows:

	2021	2020	2019
Equity sharing certificate plan	4,476	14,644	37,776
Share purchase plan	23,498	49,813	45,593
Share option plans	1,150,370	1,111,956	1,602,596
Total share‑based compensation	1,178,344	1,176,413	1,685,965

Equity Sharing Certificate Equity Incentive Plan

On June 1, 2010, the Company established an equity incentive plan based on equity sharing certificates (“ESCs”) to provide incentives to directors, executives, employees and consultants of the Group. Each ESC provides the holder (i) a right to subscribe for 1,000 shares in the Company, and (ii) a right to liquidation proceeds equivalent to that of shareholders. All rights of the ESCs expire after their defined exercise period with the ownership of the ESCs reverting to the Group. ESCs granted are subject to certain vesting conditions based on service period defined in each grant agreement. The holder of vested ESCs has the right to subscribe to shares at the subscription price if the underlying share price has reached the floor price. The floor and subscription price are defined by the Board of Directors in each grant agreement at the time of issuance. In the event of a change in control, all ESCs are automatically vested. The Group has no legal or constructive obligation to repurchase or settle ESCs in cash.

Movements in the number of share subscription rights attached to the ESCs outstanding are as follows:

	2021	2020	2019
At January 1	198,750	198,750	265,600
Granted	—	—	—
Forfeited	—	—	—
Expired	—	—	(66,850)
At December 31	198,750	198,750	198,750

At December 31, 2021, of the outstanding 198,750 subscription rights (2020 and 2019: 198,750) attached to the ESCs, 198,750 were exercisable (respectively 2020: 171,750 and 2019: 144,750). On April 1, 2019, the exercise period of 90,750 vested ESCs has been extended for 5 years. Included in share-based compensation for the year 2019, CHF 8,667 relates to the fair value adjustment for exercise period extensions of vested ESCs.

The outstanding subscription rights as at December 31, 2021 and 2020 have the following expiry dates, subscription prices and floor prices:

	Subscription prices / floor prices (CHF)
At December 31, 2021
Expiry date	1.00 / 2.30	2.00 / 2.30	Total
2024	90,750	—	90,750
2027	—	108,000	108,000
Total subscription rights	90,750	108,000	198,750

	Subscription prices / floor
	prices (CHF)
At December 31, 2020
Expiry date	1.00 / 2.30	2.00 / 2.30	Total
2024	90,750	—	90,750
2027	—	108,000	108,000
Total subscription rights	90,750	108,000	198,750

Share option plans

The Company established a share option plan to provide incentives to directors, executives, employees and consultants of the Group.

During 2021, the Group granted the following options with vesting over 4 years and a 10-year exercise period as follow:

	Number	Exercise price	Expiry date
April 1, 2021	27,492	1.99	December 31, 2030
May 17, 2021	1,791,000	1.45	May 16, 2031
July 1, 2021	44,408	1.6	June 30, 2031
October 1, 2021	6,000	1.45	September 30, 2031
Total 2021	1,868,900

During 2020, the Group granted the following options with vesting over 4 years and a 10-year exercise period as follow:

	Number	Exercise price	Expiry date
January 1, 2020	38,487	1.64	December 31, 2029
April 1, 2020	1,158,011	1.14	March 31, 2030
July 1, 2020	31,362	1.45	June 30, 2030
Total 2020	1,227,860

During 2019, the Group granted the following options with vesting over 4 years and a 10-year exercise period as follow:

	Number	Exercise price	Expiry date
January 1, 2019	243,506	2.25	December 31, 2028
July 1, 2019	187,189	1.50	June 30, 2029
October 1, 2019	30,000	1.80	September 30, 2029
Total 2019	460,695

Movements in the number of options outstanding are as follows:

	2021	2020	2019
At January 1	6,768,460	5,540,600	5,128,680
Granted	1,868,900	1,227,860	460,695
Forfeited	(11,475)	—	—
Expired	(10,000)	—	(48,775)
At December 31	8,615,885	6,768,460	5,540,600

At December 31, 2021, of the outstanding 8,615,885 share options (respectively 2020: 6,768,460 and 2019: 5,540,600), 5,954,115 were exercisable (respectively 2020: 4,235,706 and 2019: 2,811,825).

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

The outstanding share options as at December 31, 2021 and 2020 have the following expiry dates:

	Range of exercise prices (CHF)
At December 31, 2021
Expiry date	1.00 to 1.50	1.51 to 2.00	2.01 to 2.50	2.51 to 3.00	Total
2024	—	506,351	—	—	506,351
2025	—	49,687	—	—	49,687
2026	—	95,000	50,000	—	145,000
2027	292,261	1,606,820	—	—	1,899,081
2028	—	—	243,506	2,464,890	2,708,396
2029	184,883	68,487	—	—	253,370
2030	1,189,373	27,492	—	—	1,216,865
2031	1,792,727	44,408	—	—	1,837,135
Total	3,459,244	2,398,245	293,506	2,464,890	8,615,885

	Range of exercise prices (CHF)
At December 31, 2020
Expiry date	1.00 to 1.50	1.51 to 2.00	2.01 to 2.50	2.51 to 3.00	Total
2021	—	10,000	—	—	10,000
2024	—	506,351	—	—	506,351
2025	—	49,687	—	—	49,687
2026	—	95,000	50,000	—	145,000
2027	292,261	1,609,022	—	—	1,901,283
2028	—	—	243,506	2,467,584	2,711,090
2029	187,189	68,487	—	—	255,676
2030	1,189,373	—	—	—	1,189,373
Total	1,668,823	2,338,547	293,506	2,467,584	6,768,460

The weighted average fair value of share options granted during 2021 determined using a Black-Scholes model was CHF 0.72 (2020: CHF 0.45, 2019: CHF 0.68). The significant inputs to the model were:

	2021	2020	2019
Weighted average share price per share at the grant date	CHF 1.58	CHF 1.16	CHF 1.93
Weighted average strike price per share	CHF 1.46	CHF 1.16	CHF 1.92
Weighted average volatility	47.07%	40.24%	36.45%
Dividend yield	—	—	—
Weighted average annual risk-free rate/annual risk‑free rate	0.44%	0.13%	0.13%

Share purchase plan

The Group established a share purchase plan under which services are settled for shares. Under the plan directors, executives, employees and consultants may receive fully paid ordinary shares from the Group’s treasury share reserve for services rendered. During the year ended December 31, 2021, 116,914 shares (respectively 2020: 207,190 and 2019: 196,610) were transferred to settle CHF 164,689 (respectively 2020: CHF 285,745 and 2019: CHF 289,214) of consulting fees.

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

Indivior has sole responsibility, including funding liability, for development of selected compounds under the agreement through preclinical and clinical trials, as well as registration procedures and commercialization, if any, worldwide. Indivior has the right to design development programs for selected compounds under the agreement. Through the Group’s participation in a joint development committee, the Group reviews, in an advisory capacity, any development programs designed by Indivior. However, Indivior has authority over all aspects of the development of such selected compounds.

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

On February 14, 2019, Indivior terminated the development of their selected compound, ADX71441. Separately, Indivior funds research at the Group, based on a research plan to be mutually agreed between the parties, to discover novel GABAB PAM compounds. These future novel GABAB PAM compounds, if selected by Indivior, become licensed compounds. The Group agreed with Indivior to an initial research term of two years, that can be extended by twelvemonth increments and a minimum annual funding of USD 2 million for the Group’s R&D costs incurred. R&D costs are calculated based on the costs incurred in accordance with the contract. Following Indivior’s selection of one newly identified compound, the Group has the right to also select one additional newly identified compound. The Group is responsible for the funding of all development and commercialization costs of its selected compounds and Indivior has no rights to the Group’s selected compounds. The initial two-year research term was expected to run from May 2018 to April 2020. In 2019, Indivior agreed an additional research funding of USD 1.6 million, for the research period. On October 30, 2020, the research term was extended until June 30, 2021 and Indivior agreed an additional research funding of USD 2.8 million. Effective May 1, 2021, the research term was extended until July 31, 2022 and Indivior agreed an additional research funding of CHF 3.7 million, of which CHF 2.0 million has been paid to the Group as of December 31, 2021, CHF 0.7 million is expected to be received directly by the Group in the year 2022 and CHF 1 million paid directly by Indivior to third party suppliers that are supporting the funded research program.

For the year ended December 31, 2021, the Group recognized CHF 2.9 million as revenue (respectively 2020: CHF 3.6 million and 2019: CHF 2.8 million) and recorded CHF 0.2 million as contract asset as of December 31, 2021 (December 31, 2020: CHF 0.7 million as contract liability).

Janssen Pharmaceuticals Inc. (formerly Ortho-McNeil-Janssen Pharmaceuticals Inc.)

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

No amounts have been recognized under this agreement in 2021, 2020 and 2019.

16. Other income

Under a grant agreement with Eurostars/Innosuisse the Group is required to complete specific research activities within a defined period of time. The Group’s funding is fixed and received based on the satisfactory completion of the agreed research activities and incurring the related costs.

The Group was awarded a grant by Eurostars/Innosuisse for CHF 512,032 in 2019 of which CHF 380,184 were paid as of December 31, 2021. For the year ended December 31, 2021, the Group recognized CHF 218,330 as other income (respectively 2020: CHF 244,298 and 2019: CHF 49,405). As of December 31, 2021, the Group recognized CHF 131,848 as other receivables in accordance with the grant conditions (CHF 86,481 as short-term deferred income as of December 31, 2020).

In 2021, the Group additionally recognized other income mainly from IT consultancy agreements for CHF 18,667 (respectively 2020: CHF 22,026 and 2019: CHF 21,430).

17. Operating costs

	2021	2020	2019
Staff costs (note 18)	4,737,138	4,397,004	4,288,815
Depreciation (notes 8/9)	347,613	378,754	333,844
External research and development costs	9,014,083	6,981,854	9,350,667
Laboratory consumables	295,377	295,005	230,097
Patent maintenance and registration costs	266,043	328,177	268,143
Professional fees	1,379,734	1,399,123	1,951,661
Short term leases	37,512	36,651	26,150
D&O insurance	1,591,882	1,505,897	44,142
Other operating costs	989,840	799,952	944,303
Total operating costs	18,659,222	16,122,417	17,437,822

The evolution of the total operating costs is mainly driven by external research and development expenses, staff costs, D&O insurance, professional fees and other operating costs.

During the year ended December 31, 2021, total operating costs increased by CHF 2.5 million compared to the year ended December 31, 2020, primarily due to increased external research and development costs of CHF 2 million primarily relating to dipraglurant PD-LID program for CHF 0.6 million, dipraglurant blepharospasm program for CHF 0.6 million and GABAB PAM program for CHF 0.1 million. During the same period, staff costs increased by CHF 0.3 million primarily due to the strengthening of our R&D team.

During the year ended December 31, 2020, external research and development costs decreased by CHF 2.4 million compared to the year ended December 31, 2019 primarily due to delays in starting certain clinical development activities due to the global coronavirus pandemic. During the same period, professional fees decreased by CHF 0.6 million primarily due to lower audit and legal fees which had been abnormally high in 2019 due to the preparation of the Company’s Nasdaq listing. Insurance costs increased by CHF 1.5 million due to higher directors and officer’s liability insurance premiums following the Company’s Nasdaq listing on January 29, 2020.

18. Staff costs

	2021	2020	2019
Wages and salaries	3,280,004	2,959,856	2,438,448
Social charges and insurances	396,149	315,164	243,232
Value of share‑based services (note 14)	946,632	901,425	1,310,888
Retirement benefit (note 20)	114,353	220,559	296,247
Total staff costs	4,737,138	4,397,004	4,288,815

The wages and salaries increased by CHF 0.3 million for the year ended December 31, 2021 compared to the same period in 2020, primarily due to an increase in the average number of full-time equivalent employees from 22 in 2020 to 25 in 2021.

The wages and salaries increased by CHF 0.5 million for the year ended December 31, 2020 compared to the same period in 2019, primarily due to an increase in the average number of full-time equivalent employees from 17 in 2019 to 22 in 2020.

19. Taxes

	December 31, 2021	December 31, 2020	December 31, 2019
Loss before tax	15,351,914	12,858,599	14,780,604
Tax calculated at a tax rate of 13.99% (2019: 23.40%)	2,147,733	1,798,918	3,458,661
Effect of different tax rates in USA and France	5,398	11,046	926
Deductible expenses charged against equity / deferred costs for issuance of shares	382,829	78,164	39,876
Sale of treasury shares by a subsidiary, recognized as financial income in standalone financial statements	(8,556)	(71,285)	(16,161)
Expenses not deductible for tax purposes	(145,195)	(160,729)	(418,356)
Temporary differences	(954)	(2,515)	(140)
Total tax losses not recognized as deferred tax asset	(2,381,255)	(1,653,599)	(3,064,806)
Income tax expense	—	—	—

The Federal act on Tax Reform and Old Age and Survivors’ Insurance is effective in Switzerland from January 1, 2020. As a result, the income tax rate for companies in Geneva decreased from 23.40% to 13.99%.

The Group has revised certain 2019 comparative amounts in the above tax reconciliation table, which were netted against total tax losses not recognized as a deferred tax asset and therefore did not have any effect on the income tax expense and the consolidated balance sheet.

The Group has decided not to recognize any deferred income tax assets at December 31, 2021, 2020 or 2019. The key factors which have influenced management in arriving at this evaluation are the fact that the Group has not yet a history of making profits and product development remains at an early stage.

The amount of deferred income tax assets that arise from sources other than tax losses carried forward and the amount of deferred income tax liabilities are insignificant compared to the unrecognized tax losses carried forward.

The tax losses carried forward by the Group and their respective expiry dates are as follows:

	December 31, 2021	December 31, 2020	December 31, 2019
2020	—	—	15,982,220
2021	—	1,224,210	1,224,210
2022	3,540,541	3,540,541	3,540,541
2023	141,425,567	141,425,567	141,425,567
2024	290,949	290,949	290,949
2025	3,586,490	3,586,490	3,586,490
2026	23,467,840	23,467,858	23,467,858
2027	9,831,196	9,834,674	—
2028	24,391,568	—	—
Total unrecorded tax losses carry forwards	206,534,151	183,370,289	189,517,835

As of December 31, 2021, the unrecorded tax losses carried forward increased to CHF 206,534,151 (2020: CHF 183,370,289, 2019: CHF 189,517,835). On July 18, 2019, the swiss tax administration accepted to renew CHF 138,115,931 that expires on December 31, 2023.

20. Retirement benefit obligations

Apart from the social security plans fixed by the law, the Group sponsors an independent pension plan. The Group has contracted with Swiss Life for the provision of occupational benefits. All benefits in accordance with the regulations are reinsured in their entirety with Swiss Life within the framework of the corresponding contract. This pension solution fully reinsures the risks of disability, death and longevity with Swiss Life. Swiss Life invests the vested pension capital and provides a 100% capital and interest guarantee. The pension plan is entitled to an annual bonus from Swiss Life comprising the effective savings, risk and cost results. Although, as is the case with many Swiss pension plans, the amount of ultimate pension benefit is not defined, certain legal obligations of the plan create constructive obligations on the employer to pay further contributions to fund an eventual deficit; this results in the plan nevertheless being accounted for as a defined benefit plan. All employees are covered by this plan, which is a defined benefit plan. Retirement benefits are based on contributions, computed as a percentage of salary, adjusted for the age of the employee and shared approximately 46% / 54% by employee and employer. In addition to retirement benefits, the plans provide death and long-term disability benefits to its employees. Liabilities and assets are revised every year by an independent actuary. Assets are held in the insurance company. In accordance with IAS 19 (revised), plan assets have been estimated at fair market values and liabilities have been calculated according to the “projected unit credit” method. The Group recorded a pension benefit charge in 2021 of CHF 114,353 (respectively CHF 220,559 in 2020 and CHF 296,247 in 2019) as part of staff costs.

Employment benefit obligations

The amounts recognized in the balance sheet are determined as follows:

	2021	2020
Defined benefit obligation	(9,276,675)	(9,406,967)
Fair value of plan assets	7,995,150	7,714,430
Funded status	(1,281,525)	(1,692,537)

The amounts recognized in the statement of comprehensive loss are as follows:

	2021	2020	2019
Current service cost	(325,144)	(315,727)	(286,515)
Past service cost	219,104	102,764	—
Interest cost	(23,742)	(21,799)	(81,829)
Interest income	15,429	14,203	72,097
Company pension amount (note 18)	(114,353)	(220,559)	(296,247)

The conversion rates have successively changed as of January 1, 2020, and January 1, 2021 which has led to a positive past service cost during the year 2020 and 2021.

The movements in the defined benefit obligations during the year are as follows:

	2021	2020
Defined benefit obligation at beginning of year	(9,406,967)	(8,583,214)
Current service cost	(325,144)	(315,727)
Past service cost	219,104	102,764
Interest cost	(23,742)	(21,799)
Employee contributions	(222,772)	(205,085)
Actuarial gain arising from changes in financial assumptions	295,480	—
Actuarial gain arising from changes in demographic assumptions	186,583	—
Actuarial loss on experience adjustment	(115,175)	(208,572)
Benefits paid/ (deposited)	115,958	(175,334)
Defined benefit obligations at end of year	(9,276,675)	(9,406,967)

The movements in the fair value of plan assets during the year are as follows:

	2021	2020
Fair value of plan assets at beginning of year	7,714,430	7,101,476
Interest income	15,429	14,203
Employee contributions	222,772	205,085
Employer contributions	264,817	243,289
Plan assets loss	(106,340)	(24,957)
Benefits (paid)/ deposited	(115,958)	175,334
Fair value of plan assets at end of year	7,995,150	7,714,430

As of the date of the preparation of these consolidated financial statements, the 2021 annual report of the pension fund has not yet been issued, and therefore the detailed structures and assets held at December 31, 2021, are not currently available for presentation. However, the detailed assets held at December 31, 2020, which were reported to the Group on May 4, 2021 by its plan administrator, are as follows:

December 31,
2020
Cash	0.76%
Bonds	56.09%
Equity instruments	10.91%
Real estate	21.43%
Mortgages	9.24%
Others	1.57%
Total	100.00%

The principal actuarial assumptions used were as follows:

	December 31, 2021	December 31, 2020
Discount rate	0.35%	0.20%
Mortality tables	BVG2020 GT	BVG2015 GT
Salary growth rate	1.00%	1.00%
Pension growth rate	0.00%	0.00%

The following sensitivity analysis shows the impact of increasing or decreasing certain assumptions on the defined benefit obligation of the Swiss pension plan:

●	0.25% increase or decrease in the discount rate would lead to a decrease of 3.93% (2020: 4.36%) or an increase of 4.52% (2020: 5.06%) in the defined benefit obligation.
●	0.25% increase or decrease in the interest rate on retirement savings capital would lead to an increase of 0.58% (2020: 0.63%) or a decrease of 0.52% (2020: 0.59%) in the defined benefit obligation.
●	0.25% increase or decrease in salaries would lead to an increase of 0.01% (2020: 0.03%) or no decrease (2020: 0.02%) in the defined benefit obligation; and
●	+/-1 year in the life expectancy would lead to an increase of 1.63% (2020: 1.85%) or a decrease of 1.69% (2020: 1.92%) in the defined benefit obligation.

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

The estimated employer contributions to pension plans for the financial year 2022 amount to CHF 277,000. The following table shows the funding of the defined benefit pensions and actuarial adjustments on plan liabilities:

	2021	2020
Present value of defined benefit obligation	(9,276,675)	(9,406,967)
Fair value of plan assets	7,995,150	7,714,430
Deficit in the plan	(1,281,525)	(1,692,537)
Experience adjustment	366,888	(208,572)
Actuarial loss on plan assets	(106,340)	(24,957)

The following table shows the estimated benefit payments for the next ten years where the number of employees remains constant:

2022	348,900
2023	363,500
2024	666,600
2025	457,900
2026	337,100
2027-2031	1,951,500

21. Finance result, net

	2021	2020	2019
Interest income	5,322	35,305	36,874
Interest expense on leases	(23,866)	(19,042)	(22,603)
Interest cost	(39,146)	(50,460)	(105,915)
Foreign exchange (losses)/gains, net	211,693	(581,128)	(84,803)
Finance result, net	154,003	(615,325)	(176,447)

The evolution of the finance result is mainly driven by foreign exchange losses and gains on our cash deposits which consists of a net gain of CHF 0.2 million for the year 2021 compared to a net loss of CHF 0.6 million in the year 2020 due to the strengthening of the U.S dollar against the Swiss franc.

22. Loss per share

Basic and diluted loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of shares in issue during the year excluding shares purchased by the Group and held as treasury shares.

	2021	2020	2019
Loss attributable to equity holders of the Company	(15,351,914)	(12,858,599)	(14,780,604)
Weighted average number of shares in issue	34,119,666	26,681,774	26,428,269
Basic and diluted loss per share	(0.45)	(0.48)	(0.56)

The Company has three categories of dilutive potential shares as at December 31, 2021 , 2020 and 2019: equity sharing certificates (“ESCs”), share options and warrants. As of December 31, 2021, 2020 and 2019, equity sharing certificates, share options and warrants have been ignored in the calculation of the loss per share, as they would be antidilutive.

The total number of dilutive instruments as of December 31, 2021 is 29,590,875 (respectively 2020: 13,034,108 and 2019: 11,906,248) which primarily consists of 198,750 ESCs, 8,615,885 ESOP, 5,866,898 warrants granted to investors on March 29, 2018, 9,230,772 warrants and 5,478,570 pre-funded warrants granted to one investor on December 21, 2021 (respectively 2020: 198,750 ESCs, 6,768,460 ESOP and 5,866,898 warrants granted to investors on March 29, 2018 and 2019: 198,750 ESCs, 5,540,600 ESOP and 5,866,898 warrants granted in connection with the capital increase of March 18, 2018). These options could potentially dilute basic earnings per share in the future.

23. Commitments and contingencies

Capital commitments

As at December 31, 2021 and 2020, the Group has no contracted capital expenditure.

Contingencies

As part of the ordinary course of business, the Group is subject to contingent liabilities in respect of certain litigation. Currently, there is no outstanding litigation with a possible negative effect on the Group.

24. Related party transactions

Related parties include members of the Board of Directors and the Executive Management of the Group. The following transactions were carried out with related parties:

Key management compensation	2021	2020	2019
Salaries, other short‑term employee benefits and post-employment benefits	1,502,377	1,314,723	1,156,427
Consulting fees	224,091	317,425	364,535
Share‑based compensation	955,051	975,579	1,434,190
Total	2,681,519	2,607,727	2,955,152

Salaries, other short-term employee benefits and post-employment benefits relate to members of the Board of Directors and Executive Management who are employed by the Group. Consulting fees primarily relate to Roger Mills, a member of the Executive Management who delivers his services to the Group under a consulting contract. The Group has a net payable to the Board of Directors and Executive Management of CHF 172,443 at December 31, 2021 (December 31, 2020: CHF 145,443).

25. Events after the balance sheet date

On January 4, 2022, the exercise price of 8,294,045 equity incentive units was reduced to CHF 1 and the share-based compensation related to the fair value adjustment for the reduction in the exercise price of CHF 1.7 million will be recognized over the remaining vesting period of the respective equity incentive units or immediately for fully vested units. As a results, CHF 1.6 million will be recognized in 2022 and CHF0.1 million over the period 2023 to 2025 as share-based compensation expense.

On February 2, 2022, Addex Therapeutics Ltd issued 16,000,000 new shares from the authorized capital and fully subscribed by its fully owned subsidiary, Addex Pharma SA, at CHF 1 per share. These shares are held as treasury shares, hence the operation does not impact the outstanding share capital.

On February 24, 2022, Russia invaded Ukraine creating a global conflict. The resulting conflict and retaliatory measures by the global community have created global security concerns, including the possibility of expanded regional or global conflict, which have had, and are likely to continue to have, short-term and more likely longer-term adverse impacts on Ukraine and Europe and around the globe. Potential ramifications include disruption of the supply chain including research activities and complications with the conduct of ongoing and future clinical trials of our product candidates, including patient enrollment. We and our collaborators rely on global networks of contract research organizations and clinical trial sites to enroll patients, certain of which are in Russia and Ukraine. Delays in research activities or in the conduct of our clinical trials could increase associated costs and, depending upon the duration of any delays, require us to find alternative suppliers at additional expense. In addition, the conflict in Eastern Europe has had significant ramifications on global financial markets, which may adversely impact our ability to raise capital on favorable terms or at all.