Form 20-F
period 2022-12-31
Addex Therapeutics Ltd.
filed 2023-03-30
CIK 1574232

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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
each representing 6 ordinary shares,
CHF 0.01 per share

Shares, par value CHF 0.01 per share*

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

Shares, par value CHF 0.01 per share: 77,134,020 shares outstanding as of December 31, 2022

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Our reporting currency is the Swiss franc. The exchange rate between the Swiss franc and the U.S. dollar as of March 24, 2023 was $1.087 per CHF 1.0. We present our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Readers of this Annual Report on Form 20-F should note that there may be certain differences between the presentation of our financial position, results of operations and cash flows under IFRS and U.S. generally accepted accounting principles.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this Annual Report on Form 20-F, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this Annual Report on Form 20-F, the words “anticipate,” “believe,” “continue” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “ongoing,” “objective,” “plan,” “potential,” “predict,” “should,” “will” and “would,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	the development of our drug candidates, including statements regarding the timing of initiation, completion and the outcome of pre-clinical studies or clinical trials and related preparatory work, the period during which the results of the studies or trials will become available and our research and development programs with respect to our drug candidates;
●	the impact of global macroeconomic conditions, including the COVID-19 pandemic, rising inflation, the U.S Federal reserve raising interest rates, bank failures and the Russia-Ukraine war, on our business and operations;
●	our ability to obtain and maintain regulatory approval of our drug candidates in the indications for which we plan to develop them, and any related restrictions, limitations or warnings in the label of an approved drug or therapy;
●	our plans to collaborate, or statements regarding the ongoing collaborations, with partner companies;
●	our plans to research, develop, manufacture and commercialize our drug candidates;
●	the timing of our regulatory filings for our drug candidates;
●	the size and growth potential of the markets for our drug candidates;
●	our ability to raise additional capital;
●	our commercialization, marketing and manufacturing capabilities and strategy;
●	our expectations regarding our ability to obtain and maintain intellectual property;
●	our ability to attract and retain qualified employees and key personnel;
●	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;
●	how long we will qualify as an emerging growth company or a foreign private issuer;
●	our estimates regarding future revenue, expenses and needs for additional financing;
●	our belief that our existing cash, cash equivalents and marketable securities as of the issuance date of our Annual Report on Form 20-F will be sufficient to fund our operating expenses and capital expenditure requirements through at least the third quarter of 2023;
●	regulatory developments in the United States, European Union and other jurisdictions; and
●	other risks and uncertainties, including those listed in this section of this Annual Report on Form 20-F titled “Item 3.D—Risk Factors.”

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

This Annual Report on Form 20-F contains estimates, projections and other information concerning our industry, our business and the markets for our drug candidates. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties such as investment banking analysts, industry, medical and general publications, government data and similar sources. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Item 3.D—Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A.Selected Financial Data

Not applicable.

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

Summary Risk Factors

●	Our recurring losses, negative cash flows and significant accumulated deficit have raised substantial doubt regarding our ability to continue as a going concern.
●	We will need significant amounts of additional new capital to fund our continued development activities and cannot guarantee that we will have sufficient funds available in the future to develop and commercialize our current or future drug candidates.
●	We are a development-stage company working with novel approaches to therapeutics, which may not be successful.
●	We have no products on the market and we may never generate revenue from the sale or licensing of drug candidates.
●	The future of our business and operations depends on the success of our allosteric modulator development programs, including our most advanced proprietary drug candidate, dipraglurant.
●	Our dependence on Janssen to develop and commercialize ADX71149 and Indivior to develop and commercialize our GABAB PAM program exposes us to significant risks.

●	If third parties on which we depend to conduct our clinical trials do not perform as contractually required, fail to satisfy regulatory or legal requirements or miss expected deadlines, our clinical development program could be delayed and otherwise adversely affected.
●	Our business could be negatively affected by the effects of health epidemics, in regions where we or third parties on which we rely have significant manufacturing facilities, concentrations of clinical trial sites or other business operations.
●	Russia’s invasion of Ukraine and geopolitical tensions may have an adverse effect on our business.
●	The discontinuation of our dipraglurant program for PD-LID may have a material adverse effect on our financial position and business.
●	Because we rely on third party manufacturing and supply partners, our clinical development supplies and other materials may become limited or interrupted or may not be of satisfactory quality.
●	Our drug candidates must prove their efficacy and safety in rigorous clinical testing that is expensive, time-consuming and may be delayed, suspended or terminated at any time.
●	We face competition from entities that have developed or may develop similar or different drug candidates aimed at the indications on which we are focusing.
●	Any commercialization efforts by us will require us to develop sales, marketing and distribution capabilities internally or through arrangements with third parties.

Risks Related to Our Business

Our recurring losses, negative cash flows and significant accumulated deficit have raised substantial doubt regarding our ability to continue as a going concern.

We have incurred recurring losses since inception. We expect to continue to generate operating losses for the foreseeable future. These losses have resulted principally from costs incurred in research and development of our drug candidates and general and administrative expense. We expect to continue to incur significant operating losses in the foreseeable future, primarily due to the cost of our research and development programs, preclinical studies and clinical trials and the regulatory approval process for drug candidates. The amount of future losses is uncertain and our ability to achieve profitability, if ever, will depend on, among other things, us or partners successfully developing drug candidates, obtaining regulatory approval to market and commercialize drug candidates, manufacturing any approved products on commercially reasonable terms, establishing a sales and marketing organization or suitable third party alternatives for any approved product and raising sufficient funds to finance our activities.

We will need significant amounts of additional new capital to fund our continued development activities, and we cannot guarantee that we will have sufficient funds available in the future to develop and commercialize our current or future drug candidates. As of December 31, 2022, we had cash and cash equivalents of CHF7.0 million and we raised a total of CHF 1.2 million under our sale agency agreement with Kepler Cheuvreux between the closing date and the issuance date of our annual report on Form 20-F. To date, we have funded our operations through equity offerings and through payments from licensors. We have limited sources of revenue and will need substantial additional capital to develop and commercialize our drug candidates. We may be unable to raise additional capital when needed, or at all, which could force us to reduce or discontinue operations.

We believe that our current cash and cash equivalents are sufficient to fund our operating expenses through the end of the third quarter of 2023 and this raises substantial doubt about our ability to continue as a going concern. These factors individually and collectively indicate that a material uncertainty exists that may cast significant doubt about our ability to continue as a going concern for one year from the date of the issuance of the Annual Report on Form 20-F. Our future viability is dependent on our ability to raise additional capital to finance our future operations. We have an at-the-market offering program through Cantor Fitzgerald in addition to our sale agency agreement with Kepler Cheuvreux. The sale of additional equity may dilute existing shareholders and newly issued shares may contain senior rights and preferences compared to currently outstanding common shares. We may receive future milestone payments from licensors but that is dependent on achieving certain regulatory or commercial milestones that may never happen. We may seek additional funding through public or private financings, debt financing or collaboration agreements. The inability to obtain funding, as and when needed, would have a negative impact on our financial condition and ability to pursue our business strategies. If we are unable to obtain the required funding to run our operations and to develop and commercialize our candidates, we could be forced to delay, reduce or eliminate some or all of our research and development programs, drug portfolio expansion or commercialization efforts, which could adversely affect our business prospects, or we may be unable to continue operations. Management continues to explore options to obtain additional funding, including through collaborations with third parties related to the future potential development and/or commercialization of our drug candidates. However, there is no assurance that we will be successful in raising funds, closing a collaboration agreement, obtaining sufficient funding on terms acceptable to us, or if at all, which could have a material adverse effect on our business, results of operations and financial conditions

We are a development-stage company working with novel approaches to therapeutics, which may not be successful.

We have devoted our resources to the discovery and development of allosteric modulators for neurological diseases. Since inception, we have focused on building a drug discovery platform, including a knowledge-based chemical library and proprietary biological screening tools as well as a portfolio of drug candidates. Discovery and development of allosteric modulators involves novel approaches to therapeutics. We are subject to the risks of failure inherent in the development of drug candidates based on new technologies. There is little precedent for the successful commercialization of products based on our technologies, and there are a number of technological challenges that we must overcome to complete most of our development efforts. If we are not successful in development, it will have a material adverse effect on our business, financial condition, results of operations and prospects.

We have no products on the market and we may never generate revenue from the sale or licensing of drug candidates.

Our ability to achieve and sustain profitability depends on obtaining regulatory approvals for and successfully commercializing our drug candidates, either alone or with third parties, such as our partner for ADX71149, Janssen, and our partner for GABAB PAM, Indivior. Currently, none of our drug candidates have been approved for marketing and commercialization or is in Phase 3 trials. We cannot guarantee that any of our drug candidates will be successfully tested, approved by the U.S. Food and Drug Administration (FDA), the European Medicines Agency (EMA), Swissmedic, Swiss Agency for Therapeutic Products, or any other regulatory agency or marketed and commercialized at any time in the foreseeable future or at all. If approval is obtained for a drug candidate, we cannot assure you that we will be able to generate or sustain revenue from any sales due to factors such as whether the product is manufactured at a competitive cost or accepted in the market, as well as general and industry-specific local and international economic pressures. With our strategy to focus on allosteric modulator development, these risks continue to be significant and may increase to the extent the space becomes more competitive or less favored in the commercial marketplace. Our focus on rare disease indications with the potential for orphan drug designation limits the size of the patient population for even an approved product, unless approval is expanded for use beyond a particular rare disease. Because of the inherently small patient population for treatment of a rare disease, an approved product with orphan drug designation for which pricing is not approved or accepted in the market at an appropriate level may not generate enough revenue to offset costs of development, manufacturing, marketing and commercialization despite any benefits received from the designation, such as market exclusivity, assistance in clinical trial design, a reduction in user fees or tax credits related to development expense, and our business may be adversely affected.

The global pandemic caused by COVID-19 could materially and adversely impact our business.

Our business could be adversely affected by health epidemics in regions where we have concentrations of clinical trial sites or other business operations and could cause significant disruption in the operations of third party manufacturers and CROs upon whom we rely. The COVID-19 pandemic had a significant impact on our business operations. While it is not possible at this time to predict the duration and extent of the impact that COVID-19 will continue to have on worldwide economic activity and our business in particular, COVID-19 could adversely impact our business and ongoing and planning clinical trials, including as a result of delays or difficulties in clinical site initiation, difficulties in recruiting and retaining clinical site investigators and clinical site staff and interruption of our clinical supply chain or key clinical trial activities, such as clinical trial site monitoring, and supply chain interruptions caused by ongoing restrictions for the supply of materials for drug candidates or other materials necessary to manufacture product to conduct preclinical tests.

In addition, the trading price for our ADSs as well as trading price for the publicly traded securities of other biopharmaceutical companies, as well as the broader global financial markets, have been highly volatile as a result of the COVID-19 pandemic and the resulting impact on global economic activities. As a result, we may face difficulties raising capital when needed, and any such sales may be on unfavourable terms to us. Further, to the extent we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of existing shareholders will be diluted.

Depending on the duration of the COVID-19 crisis and continued negative impact on global economic activity, we may have to take additional measures that will have a negative impact on our business continuity and may experience certain liquidity restraints as well as incur impairments on its assets. The exact impact on our activities in 2023 and thereafter cannot be reasonably predicted. However, based on the risk mitigation measures undertaken, we concluded that there is no material uncertainty that may cast a significant doubt upon our ability to continue as a going concern due to the COVID-19 pandemic.

We have been granted U.S. Orphan Drug Designation for dipraglurant for PD-LID and may seek Orphan Drug Designation for other drug candidates, and we may be unable to maintain the benefits associated with Orphan Drug Designation, including the potential for market exclusivity.

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

We have obtained Orphan Drug Designation for dipraglurant and if we may be able to obtain Orphan Drug Designation for any of our future drug candidates in specific indications, we may not be the first to obtain marketing approval for dipraglurant or any other such drug candidates for the orphan-designated indication due to the uncertainties associated with developing pharmaceutical products. In addition, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Further, even if we obtain orphan drug exclusivity in the U.S. for a product, that exclusivity may not effectively protect the product from competition because different drugs or therapeutic biologics with different active moieties can be approved for the same condition. Even after an orphan product is approved, the FDA can subsequently approve the same drug or therapeutic biologic with the same active moiety for the same condition if the FDA concludes that the later drug or therapeutic biologic is safer, more effective or makes a major contribution to patient care. In Europe, we could be prevented from marketing our products if a similar medicinal product is granted orphan drug designation for the same indications that we are pursuing and obtains a marketing authorization for the same indication before we do. Once authorized, with a limited number of exceptions, neither the competent authorities of the EU member states, the EMA, or the European Commission are permitted to accept applications or grant marketing authorization for other similar medicinal products with the same therapeutic indication. Marketing authorization could also be granted to a similar medicinal product with the same orphan indication if the latter product is safer, more effective or otherwise clinically superior to the original orphan medicinal product. Orphan Drug Designation neither shortens the development time or regulatory review time of a drug or therapeutic biologic nor gives the drug or therapeutic biologic any advantage in the regulatory review or approval process. In addition, while we may seek Orphan Drug Designation for our future drug candidates, we may never receive such designations.

The discontinuation of our dipraglurant program for PD-LID may have a material adverse effect on our financial position and business.

In June 2022, we announced that we terminated the Phase 2b/3 study evaluating dipraglurant as a potential treatment for dyskinesia associated with Parkinson’s disease (PD-LID) due to the slow recruitment of patients. The discontinuation was attributed to the consequences of COVID-19 related patient concerns about participation in clinical studies as well as staffing shortages and turnover within study sites. We are no longer pursuing our own clinical development and rely solely on the strategic development collaborations with our partner firms. The discontinuation of the dipraglurant program for PD-LID could have a material adverse effect on our financial position and business, as a whole.

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

If third parties on which we depend to conduct our preclinical studies and clinical trials do not perform as contractually required, fail to satisfy regulatory or legal requirements or miss expected deadlines, our preclinical studies and clinical development programs could be delayed and otherwise adversely affected.

We rely on third party clinical investigators, contract research organizations, or CROs, clinical data management organizations, medical institutions and consultants to design, conduct, supervise and monitor preclinical studies and clinical trials in relation to our drug candidates. Because we rely on third parties and do not have the ability to conduct clinical and preclinical trials independently, we have less control over the timing, quality and other aspects of clinical trials than we would if we conducted them on our own. These investigators, CROs and consultants are not our employees and we have limited control over the amount of time and resources that they dedicate to our programs. These third parties may have contractual relationships with other entities, some of which may be our competitors, which may draw time and resources from our programs. If we cannot contract with acceptable third parties on commercially reasonable terms, or at all, or if these third parties do not carry out their contractual duties, satisfy legal and regulatory requirements for the conduct of clinical trials or meet expected deadlines, our clinical development program could be delayed or otherwise adversely affected. In all events, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. The FDA requires us to comply with good clinical practices for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. The third parties with which we contract might not be diligent, careful or timely in conducting our clinical trials, as a result of which the clinical trials could be delayed or unsuccessful. Any such event could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our drug candidates may not successfully obtain regulatory approval.

Even if we are able to initiate Phase 3 clinical trials and they are completed, there can be no assurance that we will receive approval from the FDA, the EMA, Swissmedic, Swiss Agency for Therapeutic Products, or any other relevant government agencies. Any approval, if any, may be delayed or may be obtained on restrictive terms. This may occur if a drug candidate does not show acceptable safety and efficacy in preclinical studies and clinical trials or otherwise does not meet applicable regulatory standards for approval or the drug candidate does not prove as effective as, or does not offer therapeutic or other improvements over, existing or future drugs used to treat the same or similar illness or conditions. Failure by us or a partner to obtain approval for drug candidates could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Drug approval requires extensive, time consuming and expensive clinical testing to demonstrate safety, tolerability and efficacy of a drug and meet other regulatory standards for authorization to market and commercialize. The development of innovative drugs is inherently risky and the utility and success of a drug will depend on its efficacy and side effect profile for the target patient population. Preclinical studies and clinical trials are long, expensive and uncertain processes. Successful results obtained in preclinical studies and early clinical trials may not be predictive of results in later clinical trials and do not ensure that later preclinical studies or clinical trials will be successful. Clinical trials may be delayed, suspended or terminated as a result of many factors, many of which are or may be beyond our control, such as:

●	suspension or termination of clinical trials by regulators, institutional review boards or data safety monitoring boards;
●	termination due to safety issues or lack of efficacy of the drug tested;
●	a collaboration partner’s termination of an arrangement with us or inadequate dedication of financial or other resources towards development under an arrangement with us;
●	inability to enter into adequate collaboration arrangements to complete the development or commercialization and manufacturing of our drug candidates;
●	insufficient availability of a drug candidate in accordance with cGMP quality;or
●	slower than expected enrollment of patients or lack of compliance by patients.

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

We face competition from entities that have developed or may develop similar or different drug candidates aimed at the indications on which we are focusing.

The development and commercialization of drugs is highly competitive. We compete with a variety of multinational pharmaceutical companies and specialized pharmaceutical companies, including products approved for marketing and/or drug candidates under development, for each of the drug candidates and each of the indications for which we are developing our drug candidates, as well as technology being developed at universities and other research institutions. Many of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and supply resources or experience than we have. Our competitors have developed, are developing or will develop drug candidates and processes that will compete with our drug candidates. Competitors may enjoy a significant competitive advantage if they are able to achieve patent protection, obtain marketing authorizations and commence commercial sales of their drugs before us. Competing drugs could present superior treatment alternatives for our targeted indications, including by being more effective, safer or convenient, and even make our drug candidates or know-how obsolete before we reach the market. In addition, competitors may sell drugs below the price level at which appropriate return for our investment in drug development is possible. As a result of these factors, we may be unable to successfully develop commercially feasible drugs and our commercial opportunities may be reduced or eliminated, and we may not be able to successfully compete. This would have a material adverse effect on our business, financial condition, results of operations and prospects.

We may fail to obtain, maintain or enforce licenses, patents and proprietary technology.

Our success depends in part on our ability to obtain patent protection for our drug candidates and processes, preserve our trade secrets and other proprietary rights and to defend and enforce our rights against infringement in Europe, the United States and other countries. If we are unable to do so, our drugs, technologies and know-how may not provide us with a competitive advantage. The validity and breadth of claims in patent applications involve complex legal and factual questions and, therefore, involve uncertainty. We owned 12 U.S. and at least 179 foreign patents and a number of pending patent applications that cover various aspects of our technologies as of December 31, 2022. No assurance can be given that patents based on pending patent applications or any future patent applications will be issued. We may need to refine or narrow our claims. Due to their broad scope, some of our generic compound claims may not be patentable. Other of our patent applications may not be granted if third parties have earlier filed applications for inventions covered by our pending patent applications. The scope of any patent protection we are able to obtain may not provide us with sufficient protection against competing drugs or provide competitive advantages to us. Any of the patents that have been or may be issued to us may be held invalid or unenforceable if subsequently challenged by competitors or other third parties. Furthermore, there can be no assurance that others have not developed or will not develop similar drugs, duplicate any of our drugs or design around any patents that have been or may be issued to us. Any of our granted, valid and enforceable patents will provide protection for only a limited period of time. We cannot assure that we will obtain any extensions of patent protection that are sometimes offered if certain clinical development extension application deadlines are met or that we will be successful in seeking any method of use patent. If a method of use patent is granted but product patents are not granted or expire, third parties would be able to develop products using the method in indications not covered by the method of use patent.

We may be restricted in our development and any commercialization activities by third-party patents and patent applications.

Our commercial success depends on our ability to operate without infringing third-party patents and other intellectual property or market exclusivity rights. If we are not able to do so, we may be subject to infringement actions. We may not be aware of all patents and patent applications that may impact our ability to make, use or sell our drug candidates. Other parties may have filed, or may file in the future, patent applications covering compounds or drug candidates that are similar to ours. Any such event could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, because patent applications can take many years to issue and are not published for a period of time ranging on the jurisdictions in which we applied for registration, there may be applications currently pending, unknown to us, which may later result in patents that our drug candidates or technology may infringe. Any conflicts arising from the patent rights of others could significantly reduce the scope of our patents and limit our ability to obtain meaningful patent protection. We may be required to obtain licenses to those patents or to develop or obtain alternative technology. We may not be able to obtain any such licenses on acceptable terms, or at all. Any failure to obtain such licenses could delay or prevent us from pursuing the development or commercialization, if any, of our drug candidates.

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

In the future, third parties with patent claims that overlap with our intended activities may decide to sue us for monetary damages or to prevent us from manufacturing, selling or developing our drug candidates. We could also become subject to claims that we or our employees have inadvertently or otherwise used or disclosed intellectual property, trade secrets or other proprietary information of an employee’s former employer, particularly if such employer is a university or pharmaceutical company. Additionally, to protect our patent rights, we may decide to initiate lawsuits against third parties. Defending against or initiating such claims, which typically go on for years before a legal judgment or settlement is obtained, would involve significant effort and expense and could divert management’s attention from the operation of our business. Any such proceedings could involve prior art and put our patents at risk of being invalidated or interpreted narrowly and our pending patent applications at risk of not being issued. In addition, there is a risk that some of our confidential information could be compromised by disclosure in such proceedings and provide competitors with access to our proprietary information. Further, the outcome of any such proceedings may be unfavorable to us. If the manufacture, use or sale of any of our drug candidates infringes the patents, or violates other proprietary rights, of third parties, a court or settlement agreement may require us to pay actual damages and, potentially, penalties, including the other party’s attorney’s fees, which may be substantial. We could also be required to cease the development, manufacture, use and sale of drugs that infringe the patent rights of others, to expend significant resources to redesign our technology so that it does not infringe the patent rights of others, to develop or acquire non-infringing technology, which may not be possible, or to obtain licenses to the infringed intellectual property, which may not be available to us on acceptable terms or at all. We cannot guarantee that we will have sufficient financial or other resources to protect intellectual property significant to the development of our drug candidates.

Even if a product candidate receives regulatory approval, lack of market acceptance may prevent us from generating revenue from commercialization of the product.

Even if a drug candidate is approved, if we or a partner are not successful in commercializing the product, we will not generate revenue from sales. Revenue generated from an approved product depends on its successful commercialization. Many factors may impede successful commercialization, many of which are or may be beyond our or a partner’s control. These factors include the proprietary rights of third parties, including our competitors, the failure of a product to prove effective as, or offer therapeutic or other improvements over, existing or future drugs used to treat the same or similar conditions or the inability of a product to gain acceptance by patients, the medical community or third-party payors, such as insurance companies or government reimbursement programs, or the inability of produce a product in commercial quantities at an acceptable cost, or at all. Even if our drug development is successful and marketing authorization has been obtained, our ability, or our partners’ ability, to generate significant revenue will depend on the acceptance of our drugs by physicians, patients, third-party payors and the medical community. We cannot assure you that we or our partners will achieve market acceptance of our drug candidates or generate revenue once we or our partners obtain marketing authorization. The market acceptance of any of our drug candidates depends on a number of factors, including the continued demonstration of efficacy and safety in commercial use, cost-effectiveness, convenience and ease of administration, competition, marketing and distribution support, the scope of the approved uses and labeling requirements, prevalence and severity of any side effects, and adequate government or other third-party coverage or reimbursement for the cost of the drug. To the extent competitors are able to commercialize competing drugs before our drugs have achieved market approval and acceptance, we may have difficulty gaining market acceptance if physicians, patients, third- party payors and the medical community have grown accustomed to use of the competing drugs, whether or not such competing drugs are more effective or have other advantages over our drug.

Any commercialization efforts by us will require us to develop sales, marketing, and distribution capabilities internally or through arrangements with third parties.

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

Our current and future arrangements with healthcare professionals, principal investigators, consultants, customers (including governmental bodies) and third-party payors subject us to various federal and state fraud and abuse laws and other healthcare laws. These laws may impact, among other things, our current and future business operations, including our clinical research activities, and proposed sales, marketing and education programs and constrain the business or financial arrangements and relationships with healthcare providers and other parties through which we market, sell and distribute our products for which we obtain marketing approval. These laws include, without limitation, anti-kickback and false claims laws and regulations, data privacy and security laws, and transparency laws and regulations. Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to substantial civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participating in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non compliance with these laws, contractual damages, reputational harm and the curtailment or restructuring of our operations. To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post marketing requirements, including safety surveillance, anti fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

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

In addition, given recent federal and state government initiatives directed at lowering the total cost of healthcare, Congress and state legislatures will likely continue to focus on healthcare reform, the cost of prescription drugs and biologics and the reform of the Medicare and Medicaid programs. While we cannot predict the full outcome of any such legislation, it may result in decreased reimbursement for drugs and biologics, which may further exacerbate industry-wide pressure to reduce prescription drug prices. This could harm our ability to generate revenue. At the federal level, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, the U.S. Department of Health and Human Services, or HHS, released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. In addition, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which, among other things (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. Further, the Biden administration released an additional executed order on October 14, 2022, directing HHS to report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. No legislation or administrative actions have been finalized to implement these principles. It is unclear whether these similar policy initiatives will be implemented in the future. We expect that additional state and federal healthcare reform measures may be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare therapies. Additionally, such legislation, or similar regulatory changes, could put competitive pressure on our ability to profitably price our products, which, in turn, could adversely affect our business, results of operations, financial condition and prospects. It is also possible that other legislative proposals having similar effects will be adopted.

Further, we cannot predict the likelihood, nature, or extent of healthcare reform initiatives that may arise from future legislation or administrative action. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our drug candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability. Additionally, it is possible that additional government actions is taken in response to the COVID-19 pandemic.

Russia’s invasion of Ukraine and geopolitical tensions may have an adverse effect on our business.

On February 24, 2022, Russia invaded Ukraine. The resulting conflict and retaliatory measures by the global community have created global security concerns, including the possibility of expanded regional or global conflict, which have had, are likely to continue to have, short-term and more likely longer-term adverse impacts on Ukraine and Europe and around the globe. Potential ramifications include disruption of the supply chain including research and development activities being conducted by us and our strategic partners. Our partners and we rely on global networks of contract research organizations to engage clinical study sites and enrol patients, certain of which are in Russia and Ukraine. Delays in research and development activities led by us or our partners could increase associated costs and, depending upon the duration of any delays, require us and our partners to find alternative suppliers at additional expense. In addition, the conflict in Eastern Europe has had significant ramifications on global financial markets, which may adversely impact our ability to raise capital on favourable terms or at all.

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

Our or a partner’s ability successfully to commercialize our drug candidates and to attract strategic partners for our drug candidates or future drugs will depend in part on price levels and on the extent to which reimbursement for the costs of treatment with these drug candidates will be available from government health administration authorities, private health insurers and other third-party payors, as well as government health care programs. There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, for example, principal decisions about reimbursement for new products are typically made by CMS and private third-party payors often follow CMS’s decisions regarding coverage and reimbursement to a substantial degree. However, one third-party payor’s determination to provide coverage for a product candidate does not assure that other payors will also provide coverage for the drug candidate. Further, no uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor. Further, coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained, less favorable coverage policies and reimbursement rates may be implemented in the future. Governments and other third-party payors are increasingly attempting to contain health care costs, in part by challenging the price of medical drugs and services or by restricting the eligibility for reimbursement. Health care cost pressure could lead to pricing pressure which could adversely affect pricing of dipraglurant, ADX71149, GABAB PAM and our other potential drugs. Seeking third-party reimbursement is a time-consuming and costly process, which will require us and our partners to provide scientific and clinical support for the use of each of our drug candidates to each third-party payor separately. Significant uncertainty exists as to the payment status of newly approved medical drugs. The unavailability or inadequacy of third-party reimbursement, or legislation controlling treatments or prices, could have an adverse effect on the price level and consequently the market acceptance of our drug candidates and may have a material adverse effect on our results or operations, financial condition and prospects.

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

For the year ended December 31, 2022, approximately 54% and 3% of our costs and revenue, respectively, were denominated in currencies other than the Swiss franc. As a result, our business is affected by fluctuations in foreign exchange rates between the Swiss franc and other currencies, particularly U.S. dollars, the Euro and the British pound. A significant amount of our costs are denominated in currencies other than Swiss francs as we source supplies, research and development, consulting and other services in several countries other than Switzerland. On the revenue side, a significant amount relates to currencies other than Swiss francs. Under our agreement with Janssen, all milestone payments and royalties payable by Janssen to us are denominated in Euros. Furthermore, under our agreement with Indivior, all milestones payments and royalties payable by Indivior to us are denominated in U.S dollars whilst research funding may be denominated either in Swiss franc or U.S dollars. Since our reporting currency is the Swiss franc, we convert financial line items into Swiss francs at the applicable foreign exchange rates. We expect that a significant part of our revenue, including milestone payments and royalties, and of our costs, including costs for future clinical trials, will continue to be denominated in U.S. dollars, the Euro or the British pound. Unfavorable fluctuations in the value of the Swiss franc compared to these other currencies could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our current operations are concentrated in one location and any events affecting this location may have material adverse consequences.

Our current operations are located in our facilities situated in Geneva, Switzerland. Any unplanned event, such as flood, fire, explosion, earthquake or other accidents that result in us being unable to fully utilize the facilities, may have a material adverse effect on our ability to operate our business, particularly on a daily basis, and have significant negative consequences on our financial and operating conditions. Loss of access to these facilities may result in increased costs, delays in the development of our drug candidates or interruption of our business operations. As part of our risk management policy, we maintain insurance coverage at levels we believe are appropriate for our business. However, in the event of an accident at these facilities, we cannot assure you that the amounts of insurance will be sufficient to satisfy any damages and losses. If our facilities are unable to operate because of an accident or for any other reason, even for a short period of time, any or all of our research and development programs may be harmed. Any business interruption may have a material adverse effect on our business, financial position, results of operations and prospects.

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

Risks Related to our ADSs and Shares

An investment in our securities is speculative, and there can be no assurance of any return on any such investment.

An investment in our securities is highly speculative, and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in their investment, including the risk of losing their entire investment.

The market price for our shares and ADSs may be highly volatile and could decline significantly.

Our securities have a relatively small public float and may be less liquid and more volatile than securities of companies with broader public ownership. Factors affecting the market price of the securities, many of which are beyond our control, include:

●	trading in our shares and ADSs, and securities derivative thereof;
●	low daily trading volume of our securities on the SIX Swiss Exchange and/or on the Nasdaq Stock Market;
●	announcements by us and developments that impact our financial results, business and partners;
●	fluctuations in our financial position or operating results;
●	changes in our business strategy and operations;
●	changes in our senior management team or Board of Directors;
●	commentary by investors on the prospects for our business, the shares or ADSs on the internet and/or social media and resulting in trading of our shares or ADSs;
●	changes in the recommendations of securities analysts regarding us or our industry;
●	unusual trading in our shares or ADSs or securities derivative thereof, including pursuant to naked, or uncovered, short positions;
●	investor need for liquidity;
●	investor assessment of the valuation of us and our competitors;
●	fluctuations in interest rates;

●	price and volume of the markets where our securities trade; and
●	future offerings of our securities.

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

We expect to continue to incur significant costs as a result of operating as a company with securities listed in the United States in addition to Switzerland, and our senior management is required to devote substantial time to new compliance initiatives and corporate governance practices.

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

Future sales of a substantial number of ADSs representing our shares or our shares, or the perception that such sales will occur, could cause a decline in the market price of ADSs representing our shares and our shares. As of December 31, 2022, we had 115,348,311 shares, including 38,214,291 treasury shares indirectly held through our wholly-owned subsidiary Addex Pharma SA, and 3,901,584 ADSs representing our shares issued and outstanding. All of our outstanding shares and ADSs representing our shares are freely tradeable on SIX and Nasdaq respectively. In addition, other than shares held by our affiliates, all such shares are able to be deposited with the depositary in exchange for ADSs representing such shares at the ratio referred to on the cover page of this Annual Report on Form 20-F, which ADSs will be freely tradeable. If holders sell substantial amounts of ADSs or shares in the respective public markets therefor, or if the market perceives that such sales may occur, the market price of ADSs representing our shares and our shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

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

Pursuant to our existing equity incentive plan, employee stock option plan, or ESOP, and warrants may be exercisable at prices below the market price of our shares at the time of exercise. To the extent that these instruments are exercised in the future, holders of our registered shares will be diluted. As of December 31, 2022, there were 30,874,670 shares reserved for issuance pursuant to subscription rights outstanding under our existing equity incentive plan, including primarily 30,097,670 warrants and 777,000 shares reserved for the ESOP.

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

We are organized under the law of Switzerland. The rights of holders of shares are governed by the laws of Switzerland and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See Exhibit 2.4 “Description of Ordinary Shares”, which is incorporated by reference herein for a description of the principal differences between the provisions of Swiss law applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.

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

We are an “emerging growth company” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404, and, to the extent that we no longer qualify as a foreign private issuer, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation including golden parachute compensation. We may take advantage of these exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) December 31, 2025, (b) in which we have total annual gross revenues of at least $1.235 billion or (c) in which we are deemed to be a “large accelerated filer” under the rules of the U.S. Securities and Exchange Commission, which means the market value of our common shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We cannot predict if investors will find ADSs representing our shares or our shares less attractive because we may rely on these exemptions. If some investors find such securities less attractive as a result, there may be a less active trading market for ADSs representing our shares or our shares and the price of such securities may be more volatile.

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

We have determined that we are a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes, for which the consequences to U.S. holders of our shares or ADSs representing our shares may be adverse.

Based on the nature and composition of our income, assets and activities for our taxable year ended December 31, 2022, and certain assumptions with respect to the characterization of our income and assets as active or passive, we believe that we were classified as a PFIC for our taxable year ended December 31, 2022 and may be a PFIC in future taxable years. U.S. Holders should consult with their tax advisors regarding the implications of owning stock in a PFIC. However, because our PFIC status is subject to a number of uncertainties and the applicable law is subject to varying interpretations, neither we nor our tax advisors can provide any assurances with respect to our PFIC status for any prior, the current, or any future taxable year. Moreover, because the calculation of the value of our assets may be based in part on the value of our shares or ADSs, the value of which may fluctuate considerably, our PFIC status may change from year to year and is difficult to predict. A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change from year to year and we have not yet made any determination as to our expected PFIC status for the current year. In addition, our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2022, our current or any other past or future taxable year. As we determine that we are a PFIC for our taxable year ending December 31, 2022, we intend to annually provide U.S. Holders, (as defined below under the section titled “Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders” under Item 10.E.), upon request, a “PFIC Annual Information Statement”, with the information required to allow U.S. Holders to make a “qualified electing fund” election, or “QEF Election” for United States federal income tax purposes.

Under the Internal Revenue Code of 1986, as amended, a non-U.S. company will be considered a PFIC for any taxable year in which (1) 75% or more of its gross income consists of passive income or (2) 50% or more of the quarterly weighted average value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation or partnership is treated as if it held its proportionate share of the assets and directly received its proportionate share of the income of such other corporation or partnership. If we are a PFIC for any taxable year during which a U.S. Holder holds our shares or ADSs representing our shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the shares or ADSs representing our shares, regardless of whether we continue to meet the PFIC test described above, unless the U.S. Holder makes a specified election once we cease to be a PFIC. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our shares or ADSs representing our shares, the U.S. Holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements. For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see the section titled “Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders.” under Item 10.E. Prospective U.S. Holders are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our shares or ADSs, the consequences to them of an investment in a PFIC, any elections available with respect to our shares or ADSs and the IRS information reporting obligations with respect to the purchase, ownership and disposition of shares or ADSs of a PFIC.

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

Item 4. Information on the Company.

A.History and Development of the Company

Our legal and commercial name is Addex Therapeutics Ltd. We are a Swiss limited company organized under the laws of Switzerland. We were founded in 2002 with an indefinite duration. We are currently registered in Geneva, Switzerland. Our principal executive offices are located at Chemin des Mines 9, CH-1202 Geneva, Switzerland. Our telephone number is +41 884 1555. Investors should contact us for any inquiries through the address and telephone number of our principal executive office, or via our U.S. address at 1968 S Coast Hwy #1915, Laguna Beach, CA 92651. We maintain a website at www.addextherapeutics.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our web site is not a part of this Annual Report on Form 20-F. The SEC maintains an Internet site that contains reports and other information that we file electronically with the SEC at www.sec.gov.

Our actual capital expenditures for the years ended December 31, 2022, 2021, and 2020 were close to nil. These capital expenditures primarily related to investments in laboratory equipment, rental deposits and to a lesser extent to computers and software.

B.Business Overview

Overview

We are a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators. Allosteric modulators target a specific receptor or protein and alter the effect of the body’s own signaling molecules on their target through a novel mechanism of action. These innovative small molecule drug candidates offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to existing drug treatments. To date, our research and development efforts have been primarily focused on building a portfolio of proprietary drug candidates based on our allosteric modulator development capability. We believe that the allosteric modulator principle has broad applicability across a wide range of biological targets and therapeutic areas, but our primary focus is on G-protein coupled receptors, or GPCR, targets implicated in neurological diseases, where we believe there is a clear medical need for new therapeutic approaches.

Using our allosteric modulator discovery capabilities, we have developed a pipeline of proprietary clinical and preclinical stage drug candidates. We or our partners are developing these clinical and preclinical stage proprietary drug candidates for diseases for which there are no approved therapies or where improved therapies are needed including epilepsy, levodopa induced dyskinesia associated with Parkinson’s disease, or PD-LID, substance use disorder, or, SUD, Charcot-Marie-Tooth type 1A neuropathy, or CMT1A, chronic cough, pain, stress related disorders including post-traumatic stress disorder, or PTSD, schizophrenia and other neuropsychiatric and neurodegenerative disease. Some of these indications are classified as rare diseases, that may allow for orphan drug designation by regulatory agencies in major commercial markets, such as the United States, Europe and Japan. Orphan drug designation may entitle the recipient to benefits, in the jurisdiction granting the designation, such as market exclusivity following approval and assistance in clinical trial design, a reduction in user fees or tax credits related to development expenses.

Our lead drug candidate, ADX71149 is a novel orally active metabotropic glutamate receptor subtype 2 positive allosteric modulator, or mGlu2 PAM for the treatment of epilepsy. Our partner, Janssen Pharmaceuticals, Inc., or Janssen, a subsidiary of Johnson & Johnson is conducting a placebo-controlled Phase 2a proof of concept clinical trial of ADX71149 in epilepsy patients since June 2021, as well as an open label study since the third quarter of 2022. Part 1 of the study has been completed and an independant interim review committee, or IRC review to determine the next steps for the program is expected at the beginning of the second quarter of 2023. Under our agreement with Janssen, Janssen is responsible for financing the development and commercialization, if any, of ADX71149.

Our second drug candidate, dipraglurant, a metabotropic glutamate receptor subtype 5 negative allosteric modulator, or mGlu5 NAM, is currently under evaluation for future development in a range of potential therapeutic indications including PD-LID, stroke recovery, SUD and pain. As part of this evaluation, we have initiated discussions with potential strategic partners with the objective of collaborating for future development. We received orphan drug designation from the United States Food and Drug Administration, or FDA, for dipraglurant in PD-LID and completed a Phase 2 proof of concept study. On June 17, 2022, we terminated our US registration program including a pivotal Phase 2B/3 study and an open label study in PD-LID due to slow recruitment of patients.

We are also conducting a research program under our strategic partnership with Indivior PLC, or Indivior, to discover novel orally available gamma-aminobutyric acid subtype B receptor positive allosteric modulators, or GABAB PAMs. We are currently in clinical candidate selection phase and expect IND enabling studies to be initiated in 2024. Under the terms of the agreement with Indivior, we have the right to select drug candidates for development in certain exclusive indications outside SUD. We plan to develop our selected drug candidates in CMT1a, chronic cough and pain, indications that have been clinically validated with baclofen, an orthosteric agonist of GABAB, and where we believe there is a significant unmet medical need and commercial opportunity.

Allosteric modulators have broad applicability for many clinically validated GPCR targets which are implicated in multiple therapeutic indications. We intend to continue to leverage our scientific expertise in allosteric modulation and our proprietary technology platform to discover novel drug candidates for the treatment of neurological diseases. Three of the most advanced programs include:

MGlu7 NAM for stress related disorders including PTSD. We are developing mGlu7 NAM as a novel orally available treatment to reduce fear memory in PTSD, a disorder that can lead to intense fear and anxiety. Current medication is unspecific and ineffective, with a number of side effects. By selectively targeting mGlu7 with NAMs, the brain circuitries involved in fear and anxiety can be more precisely modulated, potentially resulting in a more focused response and fewer side effects than current therapeutic approaches. Subject to regulatory approval, we believe our mGlu7 NAM may offer an innovative and differentiated treatment approach from existing therapies. The program has completed clinical candidate selection phase and we expect to initiate IND enabling studies in the second half of 2023.

MGlu2 NAM for the treatment of mild neurocognitive disorders, or mNCD. We are developing mGlu2 NAM as a novel orally available treatment for mNCD associated with Alzheimer's disease, Parkinson's disease and depressive disorders. The program has entered clinical candidate selection phase and we expect to enter IND enabling studies in 2024.

M4 PAM for the treatment of schizophrenia and other psychosis. We are developing M4 PAM as a novel orally available treatment for schizophrenia and other psychosis. We are currently optimizing multiple chemical series of highly selective M4 PAMs compounds and expect to enter into clinical candidate selection phase in late 2023.

Based on our expertise in allosteric modulation, our goal is to build a leading neuroscience company focused on conditions where current treatment options are limited and where unmet medical needs exist. Our business strategy includes the possibility of entering into collaborative arrangements with third parties to complete the development and commercialization of our proprietary drug candidates, such as our partnership with Janssen for ADX71149 and our strategic partnership with Indivior for GABAB PAM. We cannot forecast with any degree of certainty which proprietary products or indications, if any, will be subject to future collaborative arrangements, in whole or in part, and how such arrangements would affect our development plan or capital requirements. To date, we have secured grants and other funding from: The Michael J. Fox Foundation for Parkinson’s Research, or MJFF, for the development of dipraglurant for the treatment of PD-LID; the National Institute of Drug Abuse, or NIDA, to generate important data on the role of GABAB in substance use disorder; the Swiss Innovation Agency, or Innosuisse, to advance our understanding of the role of our drug candidates in neurodegenerative and psychiatric diseases; the Eurostars Joint Programme, or Eurostars to identify novel drug candidates on mGlu7 NAM for PTSD; and the Charcot-Marie-Tooth Association, or CMTA to evaluate the role of GABAB PAM compounds in preclinical models of CMT1A. As we advance our clinical and preclinical programs, we will continue to apply for subsidies, grants and government or agency sponsored studies that could offset or reduce our development costs.The development and commercialization of drugs is highly competitive. We compete with a variety of multinational pharmaceutical companies and specialized pharmaceutical companies, including products approved for marketing and/or drug candidates under development, for each of the drug candidates and each of the indications for which we are developing.

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

Research and Development Portfolio

Using our allosteric modulator platform and drug discovery and development expertise, we have established a portfolio of clinical and preclinical programs, internally and with partners.

Externally Developed Out-licensed Drug Candidate

ADX71149, mGlu2 PAM for the treatment of epilepsy. Our partnered drug candidate, ADX71149 is a novel orally active mGlu2 PAM. Our partner, Janssen, has completed Phase 1 and two Phase 2a clinical trials in schizophrenia and anxious depression, respectively. Janssen has conducted several preclinical studies in epilepsy and is conducting a placebo-controlled Phase 2a proof of concept clinical trial of ADX71149 in epilepsy patients since June 2021 and an open label study since the third quarter of 2022. Part 1 of the study has been completed and an IRC review to determine the next steps for the program is expected at the beginning of the second quarter of 2023. Under our agreement with Janssen, Janssen is responsible for financing the development and commercialization, if any, of ADX71149.

Internally Developed Drug Candidates

Dipraglurant, mGlu5 NAM under evaluation for future development. Our lead drug candidate, dipraglurant, is a novel orally active mGlu5 NAM currently under evaluation for future development in a range of potential therapeutic indications including PD-LID, post-stroke recovery, SUD and pain. As part of this evaluation, we have initiated discussions with potential partners with the objective of collaborating with a potential strategic partner for the future development of dipraglurant.

We received orphan drug designation from the United States Food and Drug Administration, or FDA, for dipraglurant in PD-LID and completed a Phase 2 proof of concept study. On June 17, 2022, we terminated our US registration program including a pivotal Phase 2B/3 study and an open label study in PD-LID due to slow recruitment of patients.

Material Internal Research Programs

GABAB PAM for the treatment of substance use disorder. Our partner, Indivior, has licensed worldwide rights to our GABAB PAM program and is responsible for all development, manufacture and commercialization of any selected GABAB PAM drug candidates. Under the agreement, we are responsible for executing a research program funded by Indivior to discover novel drug candidates. Indivior has the right to select GABAB PAM drug candidates from our research program. We are in clinical candidate selection phase and expect IND enabling studies to be initiated in 2024. Indivior’s primary focus is substance use disorder. We believe that substance use disorder is an indication with a significant commercial opportunity. Existing therapies often do not provide effective control of symptoms or have side effects that discourage adherence. Subject to regulatory approval, we believe that GABAB PAM may offer an innovative and differentiated treatment approach from existing therapies and may provide benefit to patients.

GABAB PAM for the treatment of CMT1A, chronic cough and pain. Our license agreement with Indivior provides for a funded research program, under which we have the right to select drug candidates for exclusive development in certain indications outside of SUD. We plan to develop our selected drug candidates in CMT1a, chronic cough and pain. These indications have been validated with baclofen, an orthosteric agonist of GABAB and present a significant unmet medical need and commercial opportunity. We are in clinical candidate selection phase and expect IND enabling studies to be initiated in 2024.

mGlu7 NAM for the treatment of stress related disorders including PTSD. We are developing mGlu7 NAM as a novel orally available treatment to reduce fear memory in PTSD, a disorder that can lead to intense fear and anxiety. Current medication is unspecific and ineffective, with a number of side effects. By selectively targeting mGlu7 with NAMs, the brain circuitries involved in fear and anxiety can be more precisely modulated, potentially resulting in a more focused response and fewer side effects than current therapeutic approaches. Subject to regulatory approval, we believe our mGlu7 NAM may offer an innovative and differentiated treatment approach from existing therapies. We have selected a drug candidate and we expect to initiate IND enabling studies in the second half of 2023.

mGlu2 NAM for the treatment of mild neurocognitive disorders, or mNCD. We are developing mGlu2 NAM as a novel orally available treatment for mNCD associated with Alzheimer’s disease, Parkinson’s disease and depressive disorders. The program has entered clinical candidate selection phase and we expect to enter IND enabling studies in 2024.

Early-Stage Internal Research Programs

M4 PAM for the treatment of Schizophrenia and Psychosis. We are developing M4 PAM as a novel orally available treatment for schizophrenia and other psychoses. We are currently optimizing multiple chemical series of highly selective M4 PAMs with compounds in late lead optimization.

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

We believe that by applying this non-competitive allosteric modulator approach, we may be able to produce efficacious drug candidates with potentially beneficial properties:

●	Novel drug class: Allosteric modulators are a novel class of orally available small molecule drug candidates with chemical structures unrelated to that of competitive agonist or antagonist drugs and, as such, represent drug candidates with a high potential for composition of matter patent protection.
●	Superior receptor sub-type selectivity: The binding site for an endogenous activator is in general, highly conserved within a GPCR family and achieving receptor subtype selectivity within a family has not always been possible for competitive agonists. The best examples of this are the muscarinic acetylcholine and the metabotropic glutamate receptor families, for which developing competitive, sub-type selective agonists have not been successful thus far. In contrast, allosteric modulator binding sites, being independent of endogenous stimuli, have evolved with a much higher structural diversity than endogenous activator binding sites and consequently offer the potential for the synthesis of drug candidates with much greater sub-type selectivity.
●	Ability to discover small molecule drugs for a greater number of GPCR targets: Several GPCR targets are currently thought to be beyond the reach of conventional competitive drug discovery approaches due to the complexity of the interaction of the endogenous activator with the receptor; including, for example certain peptides, high molecular weight hormones and lipids. For these targets, the allosteric modulator approach represents a novel pathway to develop orally active activator or inhibitor small molecules.
●	Ability to re-address well characterized and clinically validated GPCR targets where the pharmaceutical industry has exhausted competitive compound drug discovery approaches: Allosteric modulator drug candidates offer a promising way to revisit these targets, providing novel small molecules while capitalizing on the existing knowledge on well-validated GPCR targets post-stroke recovery, SUD and pain.
●	Improved safety: Allosteric modulators control pathologic activity while preserving natural physiological signaling activity due to their lack of effect in the absence of the endogenous activator. In addition, they show no or less tolerance to their effect when chronically administered, thereby not requiring increased dosing as is often the case with competitive compounds. Together with their superior selectivity, these allosteric modulator compounds have the potential for improved safety compared to their competitive analogs.
●	Clinical use in combination: Given that allosteric modulators target different binding sites to conventional agonists or antagonists, allosteric modulator drugs may find clinical utility in combination therapies for certain clinical indications.

Orally available brain penetrant small molecule drug candidates that are highly selective for their therapeutic targets and interact with their target in a modulatory manner preserving natural physiological signaling are particularly suitable for neurological diseases.

Our Platform and Competitive Positioning in Allosteric Modulation

We believe that we have a recognized expertise in allosteric modulator R&D. Since our inception in 2002, we have focused exclusively on allosteric modulation drug discovery and development. We have engaged leading experts in the field of allosteric modulation who have years of experience in both industry and academia, including Robert Lutjens, our Head of Discovery Biology, Jean-Philippe Rocher, our Head of Discovery Chemistry and Mikhail Kalinichev, our Head of Translational Science.

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

Our lead development compound has been licensed to Janssen, a subsidiary of Johnson & Johnson, who is conducting a placebo- controlled Phase 2a proof of concept clinical trial of ADX71149, an mGlu2 PAM, in epilepsy patients since June 2021. Part 1 of the study has completed enrolment and an IRC review to determine the next steps for the program is expected at the beginning of the second first quarter of 2023.

Our second development compound, dipraglurant, an mGlu5 NAM, is under evaluation for future development in a range of potential therapeutic indications including PD-LID, post-stroke recovery, SUD and pain. As part of this evaluation, we have initiated discussions with potential strategic partners with the objective of collaborating for future development

Furthermore, we believe the depth of our in-house discovered portfolio further demonstrates our expertise in the allosteric modulation field.

Our Strategy

Based on our expertise in allosteric modulation, our goal is to build a leading neuroscience company focused on conditions where current treatment options are limited and where unmet medical needs exist. Since our inception, we have raised an aggregate of CHF 349.4 million in equity financing and generated an aggregate of CHF 64.8 million in revenue, which we have used to build our proprietary allosteric modulator technology platform and our pipeline of drug candidates. The key elements of our strategy include the following:

●	Pursue additional indications for dipraglurant. We believe dipraglurant may have applications outside of PD-LID and will continue to explore these as the opportunities arise. As part of this evaluation, we have initiated discussions with potential strategic partners with the objective of collaborating for future development.
●	Continue to advance our GABAB PAM research programs. We are currently executing a research program funded by Indivior to discover novel GABAB PAM drug candidates. We are currently in clinical candidate selection phase and expect IND enabling studies to be initiated in 2024 for Indivior, to develop for addiction, and for our internal program focused on CMT1, chronic cough and pain.
●	Continue to advance our mGlu7 NAM program. We have identified our candidate and are progressing back up compounds to complete the clinical candidate stage. We plan to initiate IND enabling studies four our lead compound in the second half of 2023.
●	Continue to advance our mGlu2 NAM program. We have entered clinical candidate selection phase and plan to start IND enabling studies in 2024.
●	Continue to advance our preclinical programs. We are currently in late pre-clinical development for a number of highly innovative programs and aim to identify further drug candidates in 2023.
●	Continue to pursue collaborative arrangements with other pharmaceutical companies. We are seeking collaborative arrangements with third parties to advance the development and commercialization of our drug candidates.
●	Leverage our expertise and experience in allosteric modulation. We are focused on developing allosteric modulators discovered from our proprietary discovery technology platform. We will continue to invest in our platform and pursue novel drug targets where we believe our platform can provide novel drug candidates where an unmet medical need exists.

Our Strengths

Our current strategic focus is the development of certain proprietary drug candidates in our existing portfolio. We believe that we have a number of competitive advantages that distinguish us from our competitors:

●	Robust in-house discovered pipeline. We have established an in-house discovered pipeline of eight clinical and preclinical proprietary programs. Internally, these programs include dipraglurant for which the indication is under evaluation, GABAB PAM for the treatment of CMT1A, chronic cough and pain, and mGlu7 NAM for the treatment of stress related disorders including PTSD. Partnered programs include ADX71149 for the treatment of epilepsy which is licensed to Janssen and GABAB PAM for the treatment of substance use disorder, which is licensed to Indivior.
●	High value partnerships. In January 2018, we entered into a strategic partnership and license agreement with Indivior for the discovery, development and commercialization of novel GABAB PAM compounds for the treatment of substance use disorders and other neurological diseases. Under the agreement, Indivior has sole responsibility for, including the financing of, development of selected compounds under the agreement through preclinical and clinical trials, as well as registration procedures and commercialization, if any. We are responsible for executing a research program funded by Indivior to discover novel GABAB PAM drug candidates. Under the terms of the agreement, we are eligible for a minimum of $4 million in research funding and payment of $330 million on successful achievement of pre-specified clinical, regulatory and commercial milestones and tiered royalties on the level of net sales from high single digits up to low double-digit. In December 2004, we entered into a collaboration and license agreement with Janssen for the discovery, development and commercialization of novel mGlu2 PAM compounds for the treatment of neurological diseases. ADX71149 is one of the drug candidates discovered and selected for development by Janssen and under the agreement Janssen has sole responsibility for, the financing of, and development of selected compounds under the agreement through preclinical and clinical trials, as well as registration procedures and commercialization, if any. Under the terms of the agreement, we are eligible for payments of $109 million upon successful achievement of pre-specified clinical and regulatory milestones and a flat low double-digit royalty on net sales.
●	Global leadership in an emerging drug class. Allosteric modulators are an emerging class of oral small molecule therapeutics that have the potential to become drug candidates for a number of disease indications. We believe that our expertise, unique knowledge-based library and proprietary biological screening tools make us a leader in allosteric modulation-based drug discovery and development and that we have the potential to develop patentable, novel, highly differentiated oral small molecules for clinically validated targets considered “undruggable” or beyond the reach of conventional drug discovery approaches.
●	Focus on rare diseases with high unmet medical needs. We plan to focus on therapeutic indications with substantial unmet or undermet medical needs and commercial potential, including indications considered rare diseases for the purpose of orphan drug designation by the FDA. If we acquire orphan designation for a drug candidate, the designation would provide benefits such as market exclusivity after approval, and potential reductions in user fees or tax credits related to development expenses. In addition, as we advance drug products through clinical development, we will continue to pursue appropriate regulatory pathways available to us (such as Breakthrough Therapy Designation, Fast Track or Accelerated Approval and Priority Review) to expedite our programs and accelerate the timeline to an approval.
●	Experienced team. Our team has extensive global experience and its members are recognized experts in their respective fields. We seek to leverage the complementary skill sets of our team members in our approach to drug discovery and development and draw on their prior experience gained at leading international companies, and pharmaceutical and biotech companies.

Externally Developed Out-licensed Product Candidate

ADX71149 for the treatment of Epilepsy

Epilepsy is one of the most common serious neurological disorders affecting about 65 million people globally (Thurman et al. 2011). It affects 1% of the population by age 20 and 3% of the population by age 75 (Holmes et al. 2008). Epilepsy describes a condition in which a person has recurrent seizures due to a chronic, underlying process. Epilepsy refers to a clinical phenomenon rather than a single disease entity, since there are many forms and causes. Epilepsy is defined by any of the following conditions: (1) at least two unprovoked (or reflex) seizures occurring >24 hours apart; (2) one unprovoked (or reflex) seizure and a probability of further seizures similar to the general recurrence risk (at least 60)% after two unprovoked seizures, occurring over the next 10 years; (3) diagnosis of an epilepsy syndrome (Fisher et al. 2014). The synaptic vesicle protein 2A, or SV2A has been identified as a broad spectrum anti-convulsant target in models of partial and generalized epilepsy, and studies in animal models and human tissue suggest that changes in the expression of SV2A are implicated in epilepsy (Mendoza-Torreblanca et al. 2013; Kaminski et al. 2012). SV2A ligands include levetiracetam (Lynch et al. 2004), which is an anti-epileptic drug commercialized under trademark Keppra®, is approved in Europe and the USA as a monotherapy or add-on therapy in patients diagnosed with epilepsy.

Our partnered drug candidate, ADX71149, is a novel orally active mGlu2 PAM. Our partner, Janssen, has completed Phase 1 and two Phase 2a clinical trials in schizophrenia and anxious depression, respectively. Janssen has announced that ADX71149 has been extensively profiled in preclinical models of epilepsy showing both standalone activity and in combination with SV2A ligands including Keppra. Janssen has patented the combination of mGlu2 PAM with SV2A ligands for the treatment of epilepsy and is conducting a placebo-controlled Phase 2a proof of concept clinical trial of ADX71149 in epilepsy patients since June 2021, as well as an open label study since the third quarter of 2022. Part 1 of the study has been completed and an IRC review to determine the next steps for the program is expected at the end of the secound quarter of 2023.

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

Dipraglurant, mGlu5 NAM under evaluation for future development

Our lead drug candidate, dipraglurant, is a novel orally active mGlu5 NAM currently under evaluation for future development in a range of potential therapeutic indications including PD-LID, post-stroke recovery, SUD and pain. As part of this evaluation, we have initiated discussions with potential partners with the objective of collaborating with a potential strategic partner for the future development of dipraglurant and aim to select the lead indication and initiate a Phase 2 study in 2023. We received orphan drug designation from the United States Food and Drug Administration, or FDA, for dipraglurant in PD-LID and completed a Phase 2 proof of concept study. On June 17, 2022, we terminated our US registration program including a pivotal Phase 2B/3 study and an open label study in PD-LID due to slow recruitment.

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

The only significantly increased event compared to placebo was nausea. Although dyskinesia or worsening of dyskinesia was reported more frequently for dipraglurant than for placebo (n=11 vs. 3; 21.2% vs. 12.5)%, there was no pattern to these reports and most were transient. In addition, 3 of the 11 patients who reported worsening dyskinesia in the treated group did so only in the follow-up period (i.e. when not taking the drug), thus the dyskinesia recurred only after therapy had stopped. Therefore, the adjusted AE% was similar, 15.3% for dipraglurant vs. 12.5% for placebo.

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

GABAB PAM for the treatment of substance use disorders, including alcohol use disorder

Our partner, Indivior, has licensed worldwide rights to our GABAB PAM program and is responsible for all development, manufacture and commercialization of any selected GABAB PAM drug candidates. Under the agreement, we are responsible for executing a research program funded by Indivior to discover novel drug candidates. Indivior has the right to select GABAB PAM drug candidates from our research program. We are in clinical candidate selection phase and expect IND enabling studies to be initiated in 2024. Indivior’s primary focus is substance use disorder, including alcohol use disorder. We believe that substance use disorder is an indication with a significant commercial opportunity. Existing therapies often do not provide effective control of symptoms or have side effects that discourage adherence. Subject to regulatory approval, we believe that GABAB PAM may offer an innovative and differentiated treatment approach from existing therapies and may provide benefit to patients.

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

The program is in clinical candidate selection phase and we expect to initiate IND enabling studies in 2024.

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

We are developing mGlu7 NAM as a novel orally available treatment to reduce fear memory in PTSD. By selectively targeting mGlu7 with NAMs, the brain circuitries involved in fear and anxiety can be more precisely modulated, potentially resulting in higher efficacy and fewer side effects. Subject to regulatory approval, we believe the mGlu7 NAM may offer an innovative and differentiated treatment approach from existing therapies. We have selected our candidate and we expect to initiate IND enabling studies in the second half of 2023.

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

We are currently optimizing multiple chemical series of highly selective, orally active mGlu2 NAMs, The program is in clinical candidate selection phase, and we expect to initiate IND enabling studies in 2024.

Internal Early-Stage Research Programs

M4 PAM

M4 receptors are members of the G-protein-coupled receptor (GPCR) family which are found mostly bound to Gi proteins, generally leading to inhibitory effects. They are one of five muscarinic receptors that act to control the metabotropic functions of acetylcholine in the CNS.

M4 PAM for the treatment of Schizophrenia and other psychosis

Schizophrenia affects approximately 24 million people worldwide, requiring lifelong treatment to reduce severe impact on their everyday life. The market for antipsychotics represents over $7B annual sales in the main markets, growing approximately 3.5% per year. There is a significant need for new treatment options, as currently available antipsychotics, that largely act via direct blockade of dopaminergic neurotransmission, fail to reduce negative symptoms and alleviate cognitive abnormalities, while also being linked to poor tolerability which leads to discontinuation of treatment.

M4 PAM represents a novel therapeutic approach for the treatment of schizophrenia based on indirect modulation of the dopaminergic neurotransmission. Therapeutic utility of targeting muscarinic acetylcholine receptors in schizophrenia has been demonstrated in the clinic with the non-selective M1/M4 agonist, xanomeline, which reduced positive and negative symptoms and alleviated cognitive abnormalities in patients with schizophrenia. Genetic deletion studies in mice demonstrates that the antipsychotic effect of xanomeline is driven exclusively by the M4 receptor subtype.

The allosteric modulation approach allows identification of highly subtype-selective small molecule compounds. Addex used its proprietary allosteric modulation discovery platform to identify highly selective M4 PAMs. Several structurally differentiated chemical series are currently being optimized to deliver lead compounds demonstrating robust antipsychotic-like effects in multiple rodent models of schizophrenia.

Subject to regulatory approval, we believe our M4 PAM may offer an advantageous antipsychotic treatment option for schizophrenia with a novel mechanism of action. The program is in lead optimization stage, and we expect to initiate IND enabling studies in 2024.

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

We are currently optimizing multiple chemical series of highly selective, orally active mGlu3 PAMs, with compounds at the early lead optimization stage.

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

Under terms of the agreement, we have granted Indivior an exclusive license to use relevant patents and know-how in relation to the development and commercialization of drug candidates selected by Indivior. Subject to agreed conditions, Addex and Indivior jointly own all intellectual property rights that are jointly developed, and Addex or Indivior individually own all intellectual property rights that Addex or Indivior develop individually. Addex has retained the right to select compounds from the research program for further development in areas outside the interest of Indivior including Charcot-Marie-Tooth type 1A neuropathy, or CMT1A. Under certain conditions, but subject to certain consequences, Indivior may terminate the agreement.

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

Separately, Indivior funds research at Addex, based on a research plan to be mutually agreed between the parties, to discover novel GABAB PAM compounds. These future novel GABAB PAM compounds, if selected by Indivior, become licensed compounds. We agreed with Indivior to an initial research term and duration of two years, that can be extended by twelvemonth increments and a minimum annual funding of $2 million for the Addex R&D costs incurred. Following Indivior’s selection of one newly identified compound, Addex has the right to also select one additional newly identified compound. Addex is responsible for the funding of all development and commercialization costs of its selected compounds and Indivior has no rights to the Addex selected compounds. The initial two year research term was expected to run from May 2018 to April 2020. In 2019, Indivior agreed an additional research funding of $1.6 million, for the research period. In October 2020, the research term was extended until June 30, 2021 and Indivior agreed an additional research funding of $2.8 million. Effective May 1, 2021, the research term was extended until July 31, 2022 and Indivior agreed an additional research funding of CHF 3.7 million, of which CHF 2.7 million has been paid to the Group and CHF 1.0 million paid directly by Indivior to third party suppliers that are supporting the funded research program. In August 2022, the research agreement was extended until March 31, 2023 and Indivior agreed to additional research funding of CHF 0.85 million. The reserved indications, where Addex retains exclusive rights to develop its own independent GABAB PAM program, have also been expanded to include chronic cough. Effective November 1, 2022 the research term was extended until June 30, 2023and Indivior agreed to additional research funding of CHF 0.95 million. Indivior may terminate the Agreement in its entirety or with respect to one or more countries or products upon 90 days’ prior written notice prior to receipt of marketing approval for product candidates or twelve months’ prior written notice after the receipt of marketing approval.

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

Collaboration Agreement with Janssen for Development of Novel mGlu2 PAM Compounds, including ADX71149, for the Treatment of CNS and Related Diseases

On December 31, 2004, we entered into a collaboration and license agreement with Janssen Pharmaceuticals, Inc., or Janssen, for the discovery, development and commercialization of novel mGlu2 PAM compounds for the treatment of CNS and related diseases. We agreed with Janssen to an initial research term and duration of two years that could have been extended if parties mutually agreed thereto in writing. The agreement was not extended beyond 2007. ADX71149 is one of the drug candidates discovered and selected for development by Janssen under the agreement. In 2012, Janssen announced completion of a Phase 2a clinical trial in Europe with ADX71149 for the treatment of schizophrenia demonstrating proof of principal in patients with negative symptoms of schizophrenia, such as apathy, social withdrawal, loss of emotional expression or sleep disorders. Janssen also conducted a Phase 2a clinical trial with ADX71149 for the treatment of patients with anxious depression, which failed to show statistically significant effects. In 2015 and 2018, Janssen scientists published studies demonstrating synergies with Keppra (a globally commercialized antiepileptic drug) in preclinical models of epilepsy. Janssen is conducting a placebo-controlled Phase 2a proof of concept clinical trial of ADX71149 in epilepsy patients since June 2021, as well as an open label study since the third quarter of 2022. Part 1 of the study has completed enrolment and an IRC review to determine the next steps for the program is expected pat the beginning of the second.

Under our agreement with Janssen, we have granted Janssen an exclusive license to use relevant patents and know-how in relation to the development and commercialization of drug candidates selected by Janssen under the agreement and a non-exclusive worldwide license to conduct research on the collaboration compounds using relevant patents and know-how. Subject to certain conditions, we and Janssen own, jointly, all intellectual property rights that we and Janssen develop jointly, and we or Janssen own all intellectual property rights that we or Janssen develop individually. Under certain conditions, but subject to certain consequences, Janssen may terminate the agreement for any reason, subject to a 90-day notice period.

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

Intellectual Property

Patents and Proprietary Rights

As at December 31, 2022, we owned 12 U.S. and 179 foreign patents and a number of pending patent applications that cover various aspects of our allosteric modulator technologies and discovery platform, including several classes of compounds which are potentially useful as modulators of mGlu5, mGlu2, mGlu4, mGlu7 and GABAB. More specifically, our patents and patent applications cover compounds, pharmaceutical compositions, polymorphs and uses of compounds for medical treatment.

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

We have two patent families covering dipraglurant as a composition of matter and its polymorphs which are useful as mGlu5 NAMs: 111 patents have been granted to us, including 4 in the United States and 97 in other international jurisdictions (Austria, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Great Britain, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Lithuania, Luxembourg, Macedonia, Monaco, Netherlands, Norway, Poland, Portugal, Romania, Serbia, Slovakia, Slovenia, Spain, Sweden, Switzerland/Liechtenstein, Turkey, Armenia, Australia, Brazil, Canada, China, Hong Kong, Indonesia, Israel, Japan, South Korea, Mexico, New Zealand, Philippines, Russia, Singapore, South Africa and Ukraine). We also have 4 patent applications pending.

We have one patent family covering compounds which are useful as GABAB PAMs, of which 24 patents have been granted, including 2 in the United States and 22 in other international jurisdictions (Austria, Belgium, Denmark, Finland, France, Germany, Great Britain, Ireland, Italy, Netherlands, Norway, Spain, Sweden, Switzerland/Liechtenstein, Australia, Canada, China, India, Israel, Japan, and New Zealand).

Jointly with Janssen, we have 69 patents in three patent families covering compounds which are useful as mGlu2 PAMs, including ADX71149, which is explicitly exemplified and claimed as a compound and as a pharmaceutical composition, we have 4 patents in the United States and 65 in other international jurisdictions (Albania, Austria, Belgium, Bosnia & Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Lithuania, Luxembourg, North Macedonia, Malta, Monaco, Netherlands, Norway, Poland, Portugal, Romania, Serbia, Slovakia, Slovenia, Spain, Sweden, Switzerland/Liechtenstein, Turkey, Ukraine, United Kingdom, Algeria, Argentina, Australia, Brazil, Canada, China, Chile, Gulf Cooperation Council, Hong Kong, Israel, India, Indonesia, Japan, Republic of Korea, Malaysia, Mexico, New Zealand, Philippines, Russia, Singapore, South Africa, Thailand, Vietnam, and Taiwan).

Furthermore, we have 9 patents in two patent families covering compounds that have potential utility as mGlu4 PAMs, which include 2 patents granted in the United States and 7 in Europe (Belgium, France, Germany, Great Britain, Italy, Spain and Switzerland/Liechtenstein). One family is owned by us and a second family is jointly owned by us and Merck & Co Inc. pursuant to our collaboration agreement for the development of mGlu4 PAM, which we entered into in 2007.

In November 2022, 2 PCT applications for mGlu7 NAM project were published.

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

Competition

The development and commercialization of drugs is highly competitive. We compete with a variety of multinational pharmaceutical companies and specialized pharmaceutical companies, including products approved for marketing and/or drug candidates under development, for each of the drug candidates and each of the indications for which we are developing our product candidates, as follows:

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

United States Government Regulation and Product Approval

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

•	submission to the FDA of an Investigational New Drug, or IND, which must become effective before human clinical trials may begin;
•	approval by an independent institutional review board, or IRB, at each clinical site before each clinical trial may be initiated;
•	performance of adequate and well-controlled clinical trials in accordance with good clinical practice, or GCP, requirements to establish the safety and
●	efficacy of the proposed drug for each indication;
•	submission to the FDA of an NDA;
•	satisfactory completion of an FDA advisory committee review, if applicable;
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

Impact of Healthcare Reform on our Business

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of drug product candidates, restrict or regulate post-approval activities, and affect the profitable sale of drug candidates.

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

There have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, on June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Further, prior to the U.S. Supreme Court ruling, President Biden issued an executive order that initiated a special enrollment period for the purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021 and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. Further, on August 16, 2022 President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how such challenges, and the healthcare reform measures of the Biden administration will impact the ACA and our business.

Other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013, and due to subsequent legislative amendments to the statute, including the BBA, and the Infrastructure Investment and Jobs Act, will remain in effect through 2031 unless additional Congressional action is taken.. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 3% in the final fiscal year of this sequester. The American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have an adverse effect on customers for our drug candidates, if approved, and, accordingly, our financial operations. Additionally, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024.

Additionally, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At the federal level, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, the Department of Health and Human Services, or HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. No legislation or administrative actions have been finalized to implement these principles. In addition, the IRA, among other things, (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare, and subjects drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” for such drugs and biologics under the law, and (ii) imposes rebates with respect to certain drugs and biologics covered under Medicare Part B or Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. Further, the Biden administration released an additional executive order on October 14, 2022, directing HHS to submit a report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. It is unclear whether this executive order or similar policy initiatives will be implemented in the future. Additionally, on July 9, 2021, President Biden issued an executive order directing the FDA to, among other things, continue to clarify and improve the approval framework for biosimilars, including the standards for interchangeability of biological products, facilitate the development and approval of biosimilar and interchangeable products, clarify existing requirements and procedures related to the review and submission of BLAs, and identify and address any efforts to impede biosimilar competition. It is unclear whether these or similar policy initiatives will be implemented in the future.

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

Using our allosteric modulator discovery capabilities, we have developed a pipeline of proprietary clinical and preclinical stage drug candidates. We or our partners are developing these clinical and preclinical stage proprietary drug candidates for diseases for which there are no approved therapies or where improved therapies are needed including epilepsy, levodopa induced dyskinesia associated with Parkinson’s disease, or PD-LID, substance use disorder, or, SUD, Charcot-Marie-Tooth type 1A neuropathy, or CMT1A, chronic cough, pain, stress related disorders including post-traumatic stress disorder, or PTSD, schizophrenia, other neuropsychiatric and neurodegenerative disease. Some of these indications are classified as rare diseases, that may allow for orphan drug designation by regulatory agencies in major commercial markets, such as the United States, Europe and Japan. Orphan drug designation may entitle the recipient to benefits, in the jurisdiction granting the designation, such as market exclusivity following approval and assistance in clinical trial design, a reduction in user fees or tax credits related to development expenses.

Our lead drug candidate, ADX71149 is a novel orally active metabotropic glutamate receptor subtype 2 positive allosteric modulator, or mGlu2 PAM for the treatment of epilepsy. Our partner, Janssen Pharmaceuticals, Inc., or Janssen, a subsidiary of Johnson & Johnson is conducting a placebo-controlled Phase 2a proof of concept clinical trial of ADX71149 in epilepsy patients since June 2021, as well as an open label study since the third quarter of 2022. Part 1 of the study has completed enrolment and an IRC review to determine the next steps for the program is expected around the end the first quarter of 2023. Under our agreement with Janssen, Janssen is responsible for financing the development and commercialization, if any, of ADX71149.

Our second drug candidate, dipraglurant, a metabotropic glutamate receptor subtype 5 negative allosteric modulator, or mGlu5 NAM, is currently under evaluation for future development in a range of potential therapeutic indications including PD-LID, stroke recovery, SUD, pain, and neurodevelopmental disorders, or NDD. As part of this evaluation, we have initiated discussions with potential strategic partners with the objective of collaborating for future development. We received orphan drug designation from the United States Food and Drug Administration, or FDA, for dipraglurant in PD-LID and completed a Phase 2 proof of concept study. On June 17, 2022, we terminated our US registration program including a pivotal Phase 2B/3 study and an open label study in PD-LID due to slow recruitment of patients.

We are also conducting a research program under our strategic partnership with Indivior PLC, or Indivior, to discover novel orally available gamma-aminobutyric acid subtype B receptor positive allosteric modulators, or GABAB PAMs. We are currently in clinical candidate selection phase and expect IND enabling studies to be initiated in 2024. Under the terms of the agreement with Indivior, we have the right to select drug candidates for development in certain exclusive indications outside SUD. We plan to develop our selected drug candidates in CMT1a, chronic cough and pain, indications that have been clinically validated with baclofen, an orthosteric agonist of GABAB, and where we believe there is a significant unmet medical need and commercial opportunity.

Allosteric modulators have broad applicability for many clinically validated GPCR targets which are implicated in multiple therapeutic indications. We intend to continue to leverage our scientific expertise in allosteric modulation and our proprietary technology platform to discover novel drug candidates for the treatment of neurological diseases. Three of the most advanced programs include:

MGlu7 NAM for the treatment of stress related disorders including PTSD. We are developing mGlu7 NAM as a novel orally available treatment to reduce fear memory in PTSD, a disorder that can lead to intense fear and anxiety. Current medication is unspecific and ineffective, with a number of side effects. By selectively targeting mGlu7 with NAMs, the brain circuitries involved in fear and anxiety can be more precisely modulated, potentially resulting in a more focused response and fewer side effects than current therapeutic approaches. Subject to regulatory approval, we believe our mGlu7 NAM may offer an innovative and differentiated treatment approach from existing therapies. The program has completed clinical candidate selection phase and we expect to initiate IND enabling studies in the second half of 2023.

MGlu2 NAM for the treatment of mild neurocognitive disorders, or mNCD. We are developing mGlu2 NAM as a novel orally available treatment for mNCD associated with Alzheimer's disease, Parkinson's disease and depressive disorders. The program has entered clinical candidate selection phase and we expect to enter IND enabling studies in 2024.

M4 PAM for the treatment of schizophrenia and other psychosis. We are developing M4 PAM as a novel orally available treatment for schizophrenia and other psychosis. We are currently optimizing multiple chemical series of highly selective M4 PAMs compounds and expect to enter into clinical candidate selection phase in late 2023.Based on our expertise in allosteric modulation, our goal is to build a leading neuroscience company focused on conditions where current treatment options are limited and where unmet medical needs exist. Our business strategy includes the possibility of entering into collaborative arrangements with third parties to complete the development and commercialization of our proprietary drug candidates, such as our partnership with Janssen for ADX71149 and our strategic partnership with Indivior for GABAB PAM. We cannot forecast with any degree of certainty which proprietary products or indications, if any, will be subject to future collaborative arrangements, in whole or in part, and how such arrangements would affect our development plan or capital requirements. To date, we have secured grants and other funding from: The Michael J. Fox Foundation for Parkinson’s Research, or MJFF, for the development of dipraglurant for the treatment of PD-LID; the National Institute of Drug Abuse, or NIDA, to generate important data on the role of GABAB in substance use disorder; the Swiss Innovation Agency, or Innosuisse, to advance our understanding of the role of our drug candidates in neurodegenerative and psychiatric diseases; the Eurostars Joint Programme, or Eurostars to identify novel drug candidates on mGlu7 NAM for PTSD; and the Charcot-Marie-Tooth Association, or CMTA to evaluate the role of GABAB PAM compounds in preclinical models of CMT1A. As we advance our clinical and preclinical programs, we will continue to apply for subsidies, grants and government or agency sponsored studies that could offset or reduce our development costs.

The development and commercialization of drugs is highly competitive. We compete with a variety of multinational pharmaceutical companies and specialized pharmaceutical companies, including products approved for marketing and/or drug candidates under development, for each of the drug candidates and each of the indications for which we are developing.

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

To date, we have generated CHF 64.8 million of revenue from the sale of license rights and conducting funded research activities for certain of our research programs. We have historically financed our operations mainly through the sale of equity. Through December 31, 2022, we had raised an aggregate of CHF 349.4 million of gross proceeds from the sale of equity.

We have never been profitable and have incurred significant net losses in each period since our inception. Our net losses were CHF 20.8 million, CHF 15.4 million, and CHF 12.9 million for years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, we had accumulated losses of CHF 349.9 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We anticipate that our expenses will increase significantly in connection with our ongoing activities as we:

•	continue to invest in the research and development of our allosteric modulator discovery platform and pipeline,
•	hire additional research and development, and general and administrative personnel;
•	maintain, expand and protect our intellectual property portfolio;
•	identify and in-license or acquire additional drug candidates; and
•	incur additional costs associated with operating as a public company in the United States.

We will need substantial additional funding to support our operating activities as we advance our research and drug candidates through clinical development, seek regulatory approval and prepare for commercialization, if any of our drug candidates are approved. Adequate funding may not be available to us on acceptable terms, or at all.

We have no manufacturing facilities, and all of our manufacturing activities are contracted out to third parties. Additionally, we currently utilize third-party clinical research organizations, or CROs, to carry out a significant proportion of our clinical development activities including clinical trials. Furthermore, we do not yet have a sales organization.

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

Under terms of the agreement, we have granted Indivior an exclusive license to use relevant patents and know-how in relation to the development and commercialization of drug candidates selected by Indivior. Subject to agreed conditions, Addex and Indivior jointly own all intellectual property rights that are jointly developed, and Addex or Indivior individually own all intellectual property rights that Addex or Indivior develop individually. Addex has retained the right to select compounds from the research program for further development in areas outside the interest of Indivior including Charcot-Marie-Tooth type 1A neuropathy, or CMT1A. Under certain conditions, but subject to certain consequences, Indivior may terminate the agreement.

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

Separately, Indivior funds research at Addex, based on a research plan to be mutually agreed between the parties, to discover novel GABAB PAM compounds. These future novel GABAB PAM compounds, if selected by Indivior, become licensed compounds. We agreed with Indivior to an initial research term of two years, which can be extended by twelve-month increments and a minimum annual funding of $2 million for the Addex R&D costs incurred. Following Indivior’s selection of one newly identified compound, Addex has the right to also select one additional newly identified compound. Addex is responsible for the funding of all development and commercialization costs of its selected compounds and Indivior has no rights to the Addex selected compounds. The initial two-year research term was expected to run from May 2018 to April 2020. In 2019, Indivior agreed an additional research funding of $1.6 million, for the research period. On October 30, 2020, the research term was extended until June 30, 2021 and Indivior agreed an additional research funding of $2.8 million. Effective May 1, 2021, the research term was extended until July 31, 2022 and Indivior agreed additional research funding of CHF 3.7 million, of which CHF 2.7 million has been paid to the Group, and CHF 1.0 million paid directly by Indivior to third party suppliers that are supporting the funded research program. In August 2022, the research agreement was extended until March 31, 2023 with additional research funding of CHF 0.85 million. The reserved indications, where Addex retains exclusive rights to develop its own independent GABAB PAM program, have also been expanded to include chronic cough. Effective November 1, 2022 the research term was extended until June 30, 2023 and Indivior agreed to additional research funding of CHF 0.95 million.

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

License Agreement with Janssen

Under our agreement with Janssen Pharmaceuticals Inc. (formerly known as Ortho-McNeil-Janssen Pharmaceuticals Inc), or Janssen, we granted Janssen an exclusive license to use relevant patents and know-how in relation to the development and commercialization of drug candidates selected by Janssen under the agreement and a non-exclusive worldwide license to conduct research on the collaboration compounds using relevant patents and know-how. Subject to certain conditions, we and they agreed to own, jointly, all intellectual property rights that we develop jointly and, individually, all intellectual property rights that either party develops individually. Under certain conditions, but subject to certain consequences, Janssen may terminate the agreement for any reason, subject to a 90-day notice period.

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

Janssen initiated a Phase 2a proof of concept clinical trial of ADX71149 in epilepsy patients in June 2021. We are eligible for a further EUR 109 million in success-based development and regulatory milestones and low double digit royalties on net sales.

Components of Results of Operations

Revenue

From the beginning of January 2017 through December 2022, we recognized CHF 16.7 million as revenue primarily under our license agreement with Indivior. We do not have approval to market or commercialize any of our drug candidates, we have never generated revenue from the sale of products and we do not expect to generate any revenue from product sales for the foreseeable future. Prior to approval of a drug candidate, we will seek to generate revenue from a combination of license fees, milestone payments in connection with collaborative or strategic relationships, royalties resulting from the licensing of our drug candidates and payments from sponsored research and development activities as well as grants from governmental and non-governmental organizations.

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

Our revenue has varied, and we expect revenue to continue to vary, substantially from year to year, depending on the structure and timing of milestone events, as well as our development and commercialization strategies and those of our collaboration partners for our drug candidates. We, therefore, believe that historical period to period comparisons are not meaningful and should not be relied upon as an indicator of our future revenue and performance potential.

Other Income

From the beginning of January 2017 through December 2022, we recognized CHF 1.7 million as other income including CHF 1.2 million relating to grants from The Michael J. Fox Foundation for Parkinson’s Research, or MJFF, to finance certain clinical activities related to dipraglurant development in Parkinson’s disease levodopa-induced dyskinesia, or PD-LID, and TrKB PAM discovery activities.

In 2019, we were funded by Eurostars/Innosuisse for CHF 0.5 million to support our mGlu7 NAM program of which CHF 0.38 million and CHF 0.12 million were respectively received in October 2019 and in February 2023. Over the three-year period ending December 31, 2022, the Group recognized CHF 0.5 million as income. As of December 31, 2022, the Group recognized CHF 0.12 million as other receivables in accordance with the grant conditions.

Grants are recognized at their fair value where there is reasonable assurance that the grant will be received and that we will comply with all associated conditions. Grants relating to costs are recognized as other income in the statement of comprehensive loss over the period necessary to match them with the costs that they are intended to compensate.

Operating Expenses

Research and Development Costs

From the beginning of January 2017 through December 2022, we incurred CHF 57.9 million in research and development costs. They consist mainly of direct research costs, which include: costs associated with the use of contract research organizations, or CROs, and consultants hired to assist on our research and development activities, personnel costs, share-based compensation for our employees and consultants, costs related to regulatory affairs and intellectual property, as well as depreciation for assets used in research and development activities.

We typically use our employee, consultant and infrastructure resources across our research and development programs. We track by program the directly attributable costs from CROs and consultants.

The following table provides a breakdown of our outsourced research and development costs that are directly attributable to the specified programs for the years ended December 31, 2022, 2021 and 2020:

	For the years ended December 31,
	2022	2021	2020

	(CHF in thousands, unaudited)
Dipraglurant—PD-LID	5,984	5,455	4,871
Dipraglurant blepharospasm	632	720	144
GABAB PAM	1,267	1,513	1,372
M4 PAM	1,228	403	64
Other discovery programs	919	923	531
Total outsourced research and development costs	10,030	9,014	6,982

On June 17, 2022, we terminated our dipraglurant US registration program including pivotal Phase 2B/3 and open label clinical trials in PD-LID due to slow recruitment of patients. We therefore expect our R&D costs to decrease in the near-term as we focus our resources on advancing our pre-clinical portfolio toward the clinic. However, in the medium to long term we expect our research and development costs will increase for the foreseeable future as we seek to advance the development of our programs.

At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of our drug candidates. We are also unable to predict when, if ever, material net cash inflows will commence from sales of our drug candidates. This is due to the numerous risks and uncertainties associated with developing such drug candidates, including:

●	uncertainty related to discovering clinical candidates;
●	uncertainty related to efficiently manufacturing and distributing drug products;
●	competitor intellectual property restraining our freedom to operate; and
●	timing of initiation, completion and outcome of further clinical trials;

In addition, the probability of success for any of our drug candidates will depend on numerous factors, including competition, manufacturing capabilities and commercial viability. A change in the outcome of any of these variables with respect to the development of any of our drug candidates would significantly change the costs, timing and viability associated with the development of that drug candidate.

General and Administrative Costs

General and administrative costs consist primarily of personnel costs, including salaries, benefits and share-based compensation cost for our employees as well as corporate facility costs not otherwise included in research and development expenses, legal fees related to corporate matters and fees for accounting and financial or tax consulting services.

We expect our general and administrative costs to remain stable for the foreseeable future.

Finance Result, Net

Finance result, net consists mainly of currency exchange differences, interest expenses relating to lease liabilities, and to the negative interest rate on Swiss franc cash deposits, partially offset by positive interest income on USD bank deposits.

Taxation

We are subject to corporate taxation in Switzerland, United States and France. We are also entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes. As of December 31, 2022, we had tax losses carried forward totaling CHF 275.2 million of which CHF 141.4 million will expire by the end of 2023. Deferred income taxes are not recognized as we do not believe it is probable that we will generate sufficient taxable profits to utilize these tax losses carried forward.

A. Operating Results

Analysis of Results of Operations

The following table presents our consolidated results of operations for the fiscal years 2022, 2021 and 2020.

	For the years ended December 31,
	2022	2021	2020

	(CHF in thousands)
Revenue	1,422	2,916	3,613
Other Income	23	237	266
Research and development costs	(14,665)	(12,840)	(10,373)
General and administrative costs	(7,300)	(5,819)	(5,749)
Operating loss	(20,520	(15,506)	(12,243)
Finance income	29	217	35
Finance expense	(313)	(63)	(651)
Net loss	(20,804)	(15,352)	(12,859)

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenue

The following table sets forth our revenue in 2022 and 2021.

	For the years
	ended
	December 31,
	2022	2021

	(CHF in thousands)
Collaborative research funding	1,422	2,916
Total	1,422	2,916

Revenue decreased by CHF 1.5 million in 2022 compared to 2021 due to amounts received under our license and research agreements with Indivior which are recognized as related costs are incurred.

Other Income

The following table sets forth the other income in 2022 and 2021.

	For the years
	ended
	December 31,
	2022	2021

	(CHF in thousands)
Research grants	—	218
Other service income	23	19
Total	23	237

Other income, decreased by CHF 0.2 million in 2022 compared to 2021 as the Group did not recognized any income from the grant with Eurostars/Innosuisse in 2022, in accordance with the grant conditions. Other service income relates to IT consultancy agreements.

Research and Development Expenses

The following table sets forth our research and development expenses in 2022 and 2021.

	For the years
	ended
	December 31,
	2022	2021

	(CHF in thousands, unaudited)
Dipraglurant PD‑LID	5,984	5,455
Dipraglurant blepharospasm	632	720
GABAB PAM	1,267	1,513
M4 PAM	1,228	403
Other discovery programs	919	923
Subtotal outsourced R&D per program	10,030	9,014
Staff costs	3,358	2,587
Depreciation and amortization	256	273
Laboratory consumables	319	295
Patent maintenance and registration costs	318	266
Short‑term leases	42	22
Other operating expenses	342	383
Subtotal unallocated R&D expenses	4,635	3,826
Total	14,665	12,840

Research and development costs increased by CHF 1.8 million in 2022 compared to 2021 primarily due to higher outsourced R&D expenses of CHF 1.0 million including CHF 0.6 million for discovery activities and CHF 0.4 million for dipraglurant clinical development activities. During the same period, staff costs primarily driven by the evolution of higher share-based compensation costs, increased by CHF 0.8 million.

General and Administrative Costs

The following table sets forth our general and administrative costs in 2022 and 2021.

	For the years
	ended
	December 31,
	2022	2021

	(CHF in thousands, unaudited)
Staff costs	3,695	2,150
Depreciation and amortization	68	74
Professional fees	1,424	1,380
Short‑term leases	5	16
D&O insurance	1,591	1,592
Other operating costs	517	607
Total	7,300	5,819

General and administrative costs increased by CHF 1.5 million in 2022 compared to 2021. The increase primarily relates to staff costs for CHF 1.5 million driven by higher share-based compensation costs.

Finance Result, Net

The following table sets forth our finance result net in 2022 and 2021.

	For the years
	ended
	December 31,
	2022	2021

	(CHF in thousands)
Interest income	29	5
Interest cost	(26)	(39)
Interest expense on leases	(23)	(24)
Foreign exchange (losses)/ gains, net	(264)	212
Total	(284)	154

Finance result, net decreased by CHF 0.4 million in 2022 compared to 2021 mainly due to a net currency exchange loss of CHF 0.3 million in 2022 compared to a net currency exchange gain of CHF 0.2 million in 2021 primarily due to currency exchange differences on U.S dollar cash deposits due to the strengthening of the Swiss franc.

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

	For the years
	ended
	December 31,
	2021	2020

	(CHF in thousands,
	unaudited)
Dipraglurant PD-LID	5,455	4,871
Dipraglurant blepharospasm	720	144
GABAB PAM	1,513	1,372
M4 PAM	403	64
Other discovery programs	923	531
Subtotal outsourced R&D per program	9,014	6,982
Staff costs	2,587	2,168
Depreciation and amortization	273	303
Laboratory consumables	295	295
Patent maintenance and registration costs	266	328
Short-term leases	22	24
Other operating expenses	383	273
Subtotal unallocated R&D expenses	3,826	3,391
Total	12,840	10,373

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

B.	Liquidity and Capital Resources

Since our inception through December 31, 2022, we have generated CHF 64.8 million of revenue and have incurred net losses and negative cash flows from our operations. We have funded our operations primarily through the sale of equity. From inception through December 31, 2022, we raised an aggregate of CHF 349.4 million of gross proceeds from the sale of equity. As at December 31, 2022, we had CHF 7.0 million in cash and cash equivalents and we raised a total of CHF 1.2 million under our sale agency agreement with Kepler Cheuvreux between the closing date and the issuance date of our Annual Report on Form 20-F.

Our primary uses of cash are to fund operating expenses, which consist mainly of research and development expenditures and associated general and administrative costs. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the changes in our outstanding accounts payable and accrued expenses. We currently have no ongoing material financing commitments, such as lines of credit or guarantees.

We expect our expenses to decrease in the near term as we have no ongoing clinical studies funded by us. In the medium and long term, our expenses may increase in connection with our ongoing activities, particularly as we continue to advance our portfolio of drug candidates, initiate further clinical trials and seek marketing approval for our drug candidates.

In addition, if we obtain marketing approval for any of our drug candidates, we expect to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution to the extent that such sales, marketing and distribution are not the responsibility of potential collaborators. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

We expect our existing cash and cash equivalents at the issuance date of annual report on Form 20-F will enable us to fund our operating expenses and capital expenditure requirements through end of the third quarter of 2023. This indicates that a material uncertainty exists that raise substantial doubt about the Group's ability to continue as a going concern for one year from the date of issuance of these unaudited interim condensed consolidated financial statements. Our future viability is dependent on our ability to monetize our intellectual property portfolio and /or raise additional capital though public or private financings that may dilute existing shareholders. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

●	the scope, progress, results and costs of our ongoing and planned preclinical studies;
●	the timing and amount of milestone and royalty payments we may receive under our license agreements;
●	the extent to which we out-license, in-license, sell or acquire other drug candidates and technologies;
●	the number and development requirements of other drug candidates that we may pursue;
●	the costs, timing and outcome of regulatory review of our drug candidates;
●	cost associated with finding alternative suppliers due to geopolitical events such as the ongoing war in Ukraine and or pandemics such as COVID-19;
●	the costs associated with building out our operations; and
●	the costs and timing of future commercialization activities, including drug manufacturing, marketing, sales and distribution, for any of our drug candidates for which we receive marketing approval.

Identifying potential drug candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our drug candidates, if approved, may not achieve commercial success. Our revenue, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all.

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

If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or drug candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market drug candidates that we would otherwise prefer to develop and market ourselves.

The following table shows a summary of our cash flows for the years indicated:

	For the years ended December 31,
	2022	2021	2020

	(CHF in thousands)
Cash and cash equivalents at the beginning of the year	20,485	18,695	31,537
Net cash flows used in operating activities	(16,437)	(14,705)	(12,180)
Net cash flows from /(used in) investing activities	3	(30)	(59)
Net cash flows from financing activities	3,102	16,403	46
Increase/(Decrease) in cash and cash equivalents.	(13,332)	1,668	(12,193)
Effect of the exchange rates	(196)	122	(649)
Cash and cash equivalents at end of year	6,957	20,485	18,695

Operating Activities

Net cash flows from or used in operating activities consist of the net loss adjusted for changes in net working capital (current assets less current liabilities), and for non-cash items such as depreciation, the value of share-based services and changes in post-employment benefits.

During the year ended December 31, 2022, operating activities used CHF 16.4 million of cash primarily due to our net loss of CHF 20.8 million adjusted for CHF 0.2 million of decreased net working capital and CHF 0.2 million of net finance income, partially offset by non-cash items for CHF 4.0 million including CHF 3.7 million of share-based compensation costs and CHF 0.3 million of depreciation of the right-of-use assets for leases. Changes in net working capital mainly relate to decreased prepayments due to the termination of our dipraglurant clinical development activities.

During the year ended December 31, 2021, operating activities used CHF 14.7 million of cash primarily due to our net loss of CHF 15.4 million adjusted for CHF 0.6 million of increased net working capital and CHF 0.1 million of net finance income primarily relating to currency exchange gains on cash and cash equivalents, partially off-set by CHF 1.4 million of non-cash items mainly related to the value of share-based services and depreciation of the right-of-use assets for leases. Changes in net working capital mainly relate to increased prepayments on our dipraglurant PD-LID program.

During the year ended December 31, 2020, operating activities used CHF 12.2 million of cash primarily due to our net loss of CHF 12.9 million adjusted for CHF 0.7 million of finance costs and the net effect of increased net working capital of CHF 1.5 million off-set by CHF 1.5 million of non-cash items mainly related to the value of share-based services and depreciation of the right-of-use assets for leases. Changes in working capital mainly relate to decreased payables and accruals that are primarily due to delays in starting certain clinical development activities due to the global coronavirus pandemic.

Investing Activities

Net cash used in investing activities consist primarily of investments in computer and laboratory equipment, security rental deposits related to laboratory and office space.

During the years ended December 31, 2022, 2021 and 2020 net cash used in investing activities was close to nil, primarily related to investments in laboratory equipment and to a lesser extent computer hardware and software.

Financing Activities

Net cash flows from financing activities consists of proceeds from the sale of equity securities, whilst net cash flows used in financing activities primarily relate to the principal element of lease payments and associated interest expenses, interest expenses on Swiss francs cash deposits and capital increase costs.

During the year ended December 31, 2022, net cash flows from financing activities amounted to CHF 3.1 million and relate to an offering with Armistice Capital LLC executed on July 22, 2022 and sales of treasury shares through the sale agency agreement with Kepler Cheuvreux in July 2022 with gross proceed of CHF 4.1 million and CHF 0.4 million, respectively, partially offset by the costs associated with the offering executed on December 16, 2021 and July 22, 2022 and paid in 2022 for CHF 0.5 million and CHF 0.4 million, respectively. The other cash out flows primarily relate to the principal element of lease payments and associated interest expense for CHF 0.3 million and issuance cost of new treasury shares executed in 2022 for a total amount of CHF 0.2 million.

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

During the year ended December 31, 2020, net cash flows from financing activities was close to nil. The sale of treasury shares of CHF 0.7 million has been offset by the principal of lease payments for CHF 0.4 million and offering costs of CHF 0.2 million paid in December 2020 for the preparation of the capital increase executed on January 8, 2021.

Off-Balance Sheet Arrangements

As of the date of the discussion and analysis and during the period presented, we did not have, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the U.S. Securities and Exchange Commission.

Lease liabilities and commitments

The maturities for lease payments in relation to operating lease under IFRS 16 as of December 31, 2022 are as follows:

					Carrying
	Less than	1 to	More than	Total cash	amount
At December 31 2022	1 Year	5 Years	5 Years	out flows	liabilities

	(CHF in thousands)
Lease Liabilities	305,294	90,684	—	395,978	373,135

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

Not applicable

Item 6. Directors, Senior Management and Employees.

A.Directors and Senior Management.

The following table sets forth information regarding our executive officers and directors, including their ages, as of December 31, 2022. Our directors are appointed for one-year terms, which expire on the occasion of each annual general meeting. Accordingly, the terms of the directors set forth below will expire on the date of our 2023 annual general meeting of shareholders.

Name	Age	Position(s)
Executive Officers:
Tim Dyer	54	Chief Executive Officer and Director
Roger Mills	66	Chief Medical Officer and Director
Robert Lütjens	53	Head of Discovery—Biology
Jean-Philippe Rocher	63	Head of Discovery—Chemistry
Mikhail Kalinichev	55	Head of Translational Science
Lénaïc Teyssédou(3)	37	Head of Finance
Non-Employee Directors:
Vincent Lawton(1)(2)	73	Chairman of the Board of Directors
Raymond Hill(1)	77	Director
Isaac Manke(2)	45	Director
Jake Nunn(2)	52	Director
(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee
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

Mikhail Kalinichev, Head of Translational Science: This is the second time Dr. Kalinichev is a part of Addex team, as previously, he spent 4 years in the company in several positions, including Associate Director and Group Leader, Behavioral Neuroscience. Immediately before his second appointment at Addex, Dr. Kalinichev spent 6 years as Director of in vivo neurology at Ipsen, France. In this role, he helped define the neuroscience therapeutic strategy, led operational activities and initiated several industrial and academic collaborations in the area of neuromuscular disorders and pain. Before Ipsen, he was a section head at Lundbeck, Denmark where he helped drive translational studies in schizophrenia, cognitive impairment and pain. His first role in pharmaceutical industry was as a principal scientist at Psychiatry Center of Excellence of GlaxoSmithKline, UK. Dr. Kalinichev’s post-doctoral training was at the Department of Pharmacology, Emory University School of Medicine (USA). Dr. Kalinichev has been awarded several prestigious awards, including the Vernalis Prize of the British Association for Psychopharmacology and the GlaxoSmithKline Exceptional Science Award. He is inventor on several patents and co-authored more than 50 papers. Dr. Kalinichev earned his PhD in behavioural neuroscience at Rutgers University (USA).

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

Jake Nunn, Director: Mr. Nunn has more than 25 years of experience in the life science industry as an investor, independent director, research analyst and investment banker. He is currently an independent advisor to life science companies and a venture partner at SR One Capital Management. Mr. Nunn was previously a venture advisor at New Enterprise Associates, or NEA, where he was a partner from 2006 to 2018, focusing on later-stage specialty pharmaceuticals, biotechnology and medical device investments and managing a number of NEA’s public investments in healthcare. Mr. Nunn is a Director of Hexima Ltd. (ASX: HXL), Regulus Therapeutics (Nasdaq: RGLS) and Trevena, Inc. (Nasdaq: TRVN). He previously was a Director of Dermira Inc. (acquired by Eli Lilly), Hyperion Therapeutics (acquired by Horizon Pharma PLC), TriVascular (acquired by Endologix), Aciex Therapeutics (acquired by Nicox SA), Transcept Pharmaceuticals (merged with Paratek) and a board observer at Vertiflex, Inc. (acquired by Boston Scientific). Prior to NEA, Mr. Nunn worked at MPM Capital as a Partner with the MPM BioEquities Fund, where he specialized in public, PIPE and mezzanine stage life sciences investing. Previously, he was a healthcare research analyst and portfolio manager at Franklin Templeton Investments. Mr. Nunn was also an investment banker with Alex. Brown & Sons. He received an MBA from the Stanford Graduate School of Business and an AB in Economics from Dartmouth College. Mr. Nunn holds the Chartered Financial Analyst designation, is a member of the CFA Society of San Francisco, and recently completed the Stanford GSB Directors’ Consortium executive education program.

The table below provides certain highlights of the composition of our board members and nominees. Each of the categories listed in the below table has the meaning as it is used in Nasdaq Rule 5605(f).

Board Diversity Matrix as of December 31, 2022
Country of Principle Executive Offices:	Switzerland
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non-Binary	Did not Disclose
Part I: Gender Identity
Directors	0	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Family Relationships

There are no family relationships among any of our executive officers or directors.

B.Compensation of Executive Officers and Directors

Board of Directors

The compensation of the non-executive board members mostly includes variable elements whilst executive board members are not remunerated as board member. The fixed element comprises a fixed annual monetary compensation per Board term from one general meeting of shareholders to the next. The variable element comprises a monetary compensation based on Board meeting attendance and the fair value of equity incentive units (share options and equity sharing certificates) and represents from 50% to 250% of fixed annual compensation. Nevertheless, in 2022, the variable compensation of the chairman of the Board of Directors and of the chairman of the compensation committee represented fourteen and thirteen time their fixed annual compensation respectively, primarily due to the increased fair value of their options granted as the exercise prices have been reduced (See note 13 of the audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F). Social security contributions of the Company are accrued on the fixed and variable elements. Board member social security contributions are accrued on the fair value of equity incentive units. Equity incentive units are granted based on the discretion of the Board of Directors. Equity incentive units are granted to compensate for the dilutive effects of capital raising to ensure Board Members have sufficient unvested equity incentive units in accordance with external benchmarks. The most recent review of compensation for members of the Board took place in October 2022.

Executive Management

The compensation of members of the Executive Management consists of fixed and variable elements. The fixed element may include a base salary or a cash retainer paid under a consulting contract. The variable element may include performance-related cash or share based bonuses, consulting fees based on chargeable hours and equity incentive units (equity sharing certificates and share options). Company contributions to pension plans, death and invalidity insurances and social security contributions are accrued on all fixed and variable element compensation that relates to an employment relationship. Company social security contributions are accrued for all shares or equity incentive unit compensation. The amount of the fixed element depends on the position, responsibilities, experience and skills, and takes into account individual performance. The fixed element is reviewed at the end of each year by the Board. Any changes in the fixed elements are made effective in January of the following year. The variable elements are based on individual and company goals. The potential variable cash bonus is determined in the employment contract and in general is a percentage of the base salary. Where the Executive Manager has been engaged under a consulting contract, the variable element is based on the time spent at the contractually defined rate of remuneration. Every year, the Board decides on the total amount of variable elements including the amount of cash and equity incentive units to be granted for the previous year based on the achievement of Company and Individual goals. Equity incentive units are granted based on the discretion of the Board of Directors. Variable cash compensation paid to Executive Managers includes bonus and equity incentive units. The variable compensation of CEO is determined 100% based on company goals and includes cash bonus representing from 0% to 50% of base salary and equity incentive units representing from 0% to 150% of base salary, exceptionally increased to seven times of base salary in 2022 primarily due to the higher fair value of his equity incentive units following the reduction of the exercise prices. Our Chief Medical Officer (“CMO”) is engaged through a consultancy agreement and invoices the company for hours worked on a monthly basis which are settled in cash. In addition, equity incentive units are granted from time to time at the discretion of the Board of Directors. The variable compensation of the other Executive Managers includes cash bonus representing from 0% to 25% of base salary and is determined based on 20% individual goals and 80% company goals, and equity incentive units representing 0% to 100% of base salary, exceptionally increased up to 182% of base salary in 2022 primarily due to the increased fair value of their equity incentive units granted following the reduction of the exercise prices. In addition, the Board of Directors grants equity incentive units to Executive Managers to compensate for the dilutive effects of capital raising to ensure Executive Managers have sufficient unvested equity incentive units in accordance with external benchmarks.

The company goals for 2022 were established at the beginning of the year as follows:

Execution of dipraglurant phase 2b/3 PD LID study (study 301)	30%
Execution of dipraglurant phase 2a blepharospasm study	15%
Advancing GABAB PAM to end of clinical candidate selection	15%
Advancing other discovery programs to end of clinical candidate selection	15%
Securing the Group’s financial situation	20%
Maintain effective governance, regulation and administration	5%

Following the termination of the dipraglurant clinical development in PD LID in June 2022, the company goals were realigned with the Group’s revised strategy which primarily resulted in the dipraglurant phase 2b/3 PD LID study execution goal being replaced by an objective to efficiently and effectively close down the PD LID development in a cost-effective manner with a weighting of 15%. In addition, the percentage weighting of 20% for “securing the Group’s financial situation” was increased to 35%. The individual goals of the Executive Managers for 2022 were as follows: 1) Deliver novel drug candidates weighted at 50%; 2) Develop collaborative arrangements to efficiently advance preclinical portfolio weighted at 25%; and 3) Develop novel tools to identify and characterize allosteric modulators weighted at 25%.

Equity Incentive Plans

The purpose of the Group’s share purchase, share option and equity sharing certificate programs (refer to note 13 of the consolidated financial statements included elsewhere in this Annual Report on Form 20-F) is to provide members of the Board of Directors, Executive Management, employees and certain consultants with an opportunity to benefit from the potential appreciation in the value of the Company’s shares, thus providing an increased incentive for participants to contribute to the future success and prosperity of the Group, enhancing the value of the shares for the benefit of the shareholders of the Group and increasing the ability of the Group to attract and retain individuals of exceptional skills. In addition, these plans provide the Group with a mechanism to engage services for non-cash consideration by settling them through a transfer of treasury shares under the share purchase plan based on predefined terms of the consulting contract. The grant of any share option or equity sharing certificate is at the discretion of the Board of Directors. Key factors considered by the Board of Directors in making grants of share options or equity sharing certificates are the amount of shareholder approved conditional capital, the benchmarking with other companies as well as individual performance (for further information on the detail and composition of the benchmark please refer to the paragraph review and approval process above). The strike price is determined by the Board of Directors and is primarily based on the closing price of the Company’s shares on the SIX Swiss Exchange on the grant date. In addition, the Group has implemented a staff retention plan which includes a deferred strike price payment plan (“DSPPP”) which encourages Board Members, Executive Managers and employees to exercise their share options or equity sharing certificates and become shareholders of the Company by allowing deferral of the obligation to pay the strike price on exercise. (“Deferred Strike Price Payment Obligations”).

Indirect benefits

We may contribute to the pension plan and maintain certain insurance for death and invalidity for the members of the Executive Management. New entrants may be eligible for reimbursement of relocation costs, compensation for lost benefits or stock granted by a previous employer, international school for children or language courses for a limited time period. No indirect benefits have been paid to Executive Management in 2022.

Special conditions in case of change of control

In the event of a change of control of the company, three Executive Managers are entitled to receive an amount equivalent to one time the annual gross salary and 1.5 times the targeted annual bonus 12 months after the change of control, unless they have given notice of termination or have received notice of termination for cause.

Measurement basis for compensation

The measurement basis for each component of compensation is described below:

●	Fixed cash compensation, variable cash compensation and shares acquired under the share purchase plan: accrual basis;
●	Equity incentive units: fair value at the grant date in accordance with IFRS 2 valuation methodology; and
●	Employers’ social security: accrual basis except for equity incentive units where the notional amount is calculated based on the fair value at grant date.

Compensation of the Board of Directors in 2022

		Variable compensation
			number of	value of
2022	Fixed cash	cash	equity	equity
CHF	compensation	attendance	incentive units(1)	incentive units(2)	Total 2022
Vincent Lawton, chairman	26,330	26,330	758,317	384,587	437,247
Raymond Hill, member	15,529	15,529	411,869	209,113	240,171
Tim Dyer, member	—	—	—	—	—
Roger Mills, member	—	—	—	—	—
Jake Nunn, member	13,639	13,639	68,238	25,616	52,894
Isaac Manke, member	13,639	13,639	68,238	25,616	52,894
Total	69,137	69,137	1,306,662	644,932	783,206
(1)	Equity incentive units include share options granted during the year under the Company’s share option plan.
(2)	Value of equity incentive units include the fair value of share options granted during the year under the Company’s share option plan amounting to CHF 246,502 and the increase of CHF 398,430 in fair value of the equity incentive units whose grant conditions have been changed during the year.

Deferred Strike Price Payment Obligations of the Board of Directors:

December 31,
CHF	2022
Vincent Lawton, chairman	190,364
Raymond Hill, member	103,683
Tim Dyer, member	—
Roger Mills, member	—
Jake Nunn, member	16,671
Isaac Manke, member	16,671
Total (1)	327,389
(1)	The amounts reported in this table correspond to the amounts owed by members of the Board of Directors in relation to Deferred Strike Price Payment Obligations (see note 13 of the consolidated financial statements included elsewhere in this Annual Report on Form 20-F), which may be assimilated to loans to be disclosed in the remuneration report within the meaning of the Compensation Ordinance.

Compensation to the Executive Management in 2022

Variable compensation
			number of	value of
2022	Fixed cash		equity	equity
CHF	compensation	Cash(4)	incentive units(2)	incentive units(3)	Total 2022
Total Executive Management (1)	1,249,366	375,685	6,846,206	3,455,027	5,080,077
(1)	The highest paid member of Executive Management in 2022 was the CEO, Tim Dyer, who received CHF 472,724 of fixed cash compensation, CHF 133,881 of variable cash compensation and 4,882,845 equity incentive units. The fair value of equity incentive units including accrued social charges amounted to CHF 2,498,459 including CHF 970,001 for equity incentive units granted during the year and CHF1,528,458 relating to the change in grant conditions made during the year.
(2)	Equity incentive units include share options granted during the year under the Company’s share option plan.
(3)	Value of equity incentive units include the fair value of share options granted during the year under the Company’s share option plan amounting to CHF 1,343,025 and the increase of CHF 2,112,002 in fair value of the equity incentive units whose grant conditions have been changed during the year.
(4)	Variable compensation in cash relates to bonuses and compensation paid to Executive Managers engaged under consulting contracts which include hourly and daily rates with a monthly cap.

Deferred Strike Price Payment Obligations of the Executive Management:

December 31,
CHF	2022
Total Executive Management (1)	1,711,789
(1)	The amounts reported in this table correspond to the amounts owed by Executive Managers in relation to Deferred Strike Price Payment Obligations (see note 13 of the consolidated financial statements included elsewhere in this Annual Report on Form 20-F), which may be assimilated to loans to be disclosed in the remuneration report within the meaning of the Compensation Ordinance. The Highest Deferred Strike Price Payment Obligation amounted to CHF 1,222,748 as of December 31, 2022 and was attributable to the CEO Tim Dyer.

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

Compensation Committee

The compensation committee, which consists of Vincent Lawton and Raymond Hill, advises the board in determining executive compensation. The compensation committee’s responsibilities include:

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

D.Employees.

We had 24 full-time employees and consultants as of December 31, 2022. None of our employees are represented by any collective bargaining unit. We believe that we maintain good relations with our employees.

E.Share Ownership.

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions

A.Major shareholders.

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2022 by:

●	each beneficial owner of 5% or more of our outstanding shares;
●	each of our directors and executive officers; and
●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares that can be acquired within 60 days of December 31, 2022. Percentage ownership calculations are based on 77,134,020 shares issued and outstanding, excluding 38,214,291 treasury shares indirectly held through our wholly-owned subsidiary Addex Pharma SA, as of December 31, 2022, plus consistent with SEC rules on disclosure of beneficial ownership, shares that each security holder has the ability to acquire within 60 days of December 31, 2022, due to outstanding equity interests becoming vested or exercisable. The percentage of shares beneficially owned, shown on the table, reflect these incremental shares that a security holder has the ability to acquire within the time frame noted.

	Number	Percentage
	of shares	of shares
	beneficially	beneficially
	owned	owned
5% or Greater Shareholders:
Growth Equity Opportunities Fund IV, LLC (1)	7,704,600	9.73%
Executive Officers and Directors:
Tim Dyer (2)	9,855,322	12.77%
Robert Lutjens (3)	1,755,612	2.28%
Jean-Philippe Rocher (4)	1,484,231	1.92%
Vincent Lawton (5)	1,464,834	1.90%
Raymond Hill (6)	797,563	1.03%
Roger Mills	*	*
Isaac Manke	*	*
Jake Nunn	*	*
Mikhail Kalinichev	*	*
Lénaïc Teyssédou	*	*
All current directors and executive officers as a group (10 persons) (7)	16,670,823	21.57%
*	Represents beneficial ownership of less than one percent.
(1)	Consist of 5,648,690 shares and 2,055,910 shares issuable upon exercise of outstanding warrants directly held by Growth Equity Opportunities Fund IV LLC (“GEO IV”) that is wholly owned by New Enterprise Associates 15, L.P (“NEA 15”). The shares directly held by GEO IV are indirectly held by NEA 15, whose general partner is NEA Partners 15, L.P (“NEA Partners 15”). The general partner of NEA Partners 15 is NEA 15 GP, LLC (“NEA 15 LLC”). The individual Managers of NEA 15 LLC, or collectively, the NEA 15 Managers are Forest Baskett, Anthony A. Florence Jr., Mohamad Makhzoumi, Scott D.Sandell and Peter W.Sonsini. GEO IV, NEA 15, NEA Partners 15, NEA 15 LLC and the NEA 15 Managers share voting and dispositive power with regard to our securities held directly by GEO IV. The address of Growth Equity Opportunities Fund IV LLC is c/o New Enterprise Associates, Inc., 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.
(2)	Consist of 9,840,946 shares of which 4,802,240 are not freely tradable as of December 31, 2022 and 14,376 shares issuable upon the exercise of 14,376 outstanding warrants.
(3)	Consist of 1,755,612 shares of which 968,204 are not freely tradable as of December 31, 2022.
(4)	Consist of 1,484,231 shares of which 960,625 are not freely tradable as of December 31, 2022.
(5)	Consist of 1,464,834 shares of which 713,622 are not freely tradable as of December 31, 2022.
(6)	Consist of 797,563 shares of which 389,244 are not freely tradable as of December 31, 2022.
(7)	Consist of 16,514,809 shares of which 8,195,413 are not freely tradable as of December 31, 2022 and 156,014 shares issuable upon the exercise of 141,638 outstanding options and 14,376 warrants.

B.Related Party Transactions.

Since January 1, 2019, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as our related-parties.

July 22, 2022 offering

On July 22, 2022, we sold to Armistice Capital Master Fund Ltd, fully owned by Armistice Capital LLC, 4,500,000 treasury shares in the form of 750,000 ADSs at a price of USD 1.70 per ADS and 10,500,000 pre-funded warrants, in the form of 1,750,000 ADSs at a price of USD 1.69 per ADS with a remaining strike price of USD 0.01. Additionally, 15,000,000 warrants in the form of 2,500,000 ADSs were granted with a strike price of USD 1.90 per ADS and will expire on July 26, 2027. The pre-funded warrants are exercisable only if Armistice Capital Master Fund possesses less than 9.99% of the outstanding shares whilst warrants are exercisable only if Armistice Capital Master Fund possesses less than 4.99% of the outstanding shares. All the pre-funded warrants have been exercised in 2022.

	ADSs	Pre-funded
	purchased	warrants purchased	Warrants granted
	(1)	(2)	(2)
5% or Greater Shareholder
Armistice Capital Master Fund Ltd (3)	750,000	1,750,000	2,500,000
(1)	Each ADS represents six shares
(2)	Number of pre-funded warrants and warrants relate to ADS
(3)	Armistice Capital Master Fund Ltd that is wholly owned by Armistice Capital LLC, is a holder of more than 5% of our shares at the moment of the transaction.

December 16, 2021 offering

On December 16, 2021, we sold to Armistice Capital Master Fund Ltd, fully owned by Armistice Capital LLC, 3,752,202 shares in the form of 625,367 ADSs at a price of USD 6.5 per ADS and 5,478,570 Pre-Funded Warrants in the form of 913,095 ADSs at a price of USD 6.49 per ADS with a remaining strike price of USD 0.01. Additionally, 9,230,772 warrants in a form of 1,538,462 ADSs were granted with a strike price of USD 6.5 per ADS and will expire on December 21, 2027. The pre-funded warrants are exercisable only if Armistice Capital Master Fund possesses less than 9.99% of the outstanding shares whilst warrants are exercisable only if Armistice Capital Master Fund possesses less than 4.99% of the outstanding shares. All the pre-funded warrants have been exercised in 2022.

	ADSs	Pre-funded
	purchased	warrants purchased	Warrants granted
	(1)	(2)	(2)
5% or Greater Shareholder
Armistice Capital Master Fund Ltd (3)	625,367	913,095	1,538,462

(1)Each ADS represents six shares

(2)Number of pre-funded warrants and warrants relate to ADS

(3)Armistice Capital Master Fund Ltd that is wholly owned by Armistice Capital LLC, is a holder of more than 5% of our shares after the transaction.

January 8, 2021 offering

On January 8, 2021, we issued an aggregate of 6,900,000 new shares, of which 6,750,000 are in a form of ADSs at a sale price of USD 10 per ADS. The table below summarizes the issuance of such shares that were issued to members of our board of directors, our executive officers or holders of more than 5% of our shares.

ADSs
purchased(1)
5% or Greater Shareholders
Growth Equity Opportunities Fund IV, LLC(2)	180,000
New Leaf Biopharma Opportunities I, L.P.(3)	50,000
(1)	Each ADS represents six shares.
(2)	Growth Equity Opportunities Fund IV, wholly owned by New Enterprise Associate LP, is a holder of more than 5% of our shares and has appointed Jake Nunn as Board Member.
(3)	New Leaf Biopharma Opportunities I, L.P, owned by New Leaf Venture Management III LLC, is a holder of more than 5% of our shares and has appointed Isaac Manke as Board Member.

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

Item 8. Financial Information

A.Consolidated Statements and Other Financial Information.

Our consolidated financial statements are appended at the end of this Annual Report on Form 20-F, starting at page F-1, and are incorporated herein by reference.

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

C.Material Contracts.

Underwriting agreement

On January 6, 2021, we entered into an underwriting agreement with H.C. Wainwright & Co., LLC with respect to the sale of 6,900,000 shares of which 6,750,000 are in the form of 1,125,000 ADS at a sale price of USD 10 per ADS generating a gross proceeds of USD 11.5 million on January 8, 2021.

Exclusive Placement Agent Agreement

On September 27, 2021, we signed with H.C Wainwright an exclusive placement agent agreement expiring on December 27, 2021, but remaining on force until September 26, 2022 for offerings executed with investors contacted by H.C Wainwright during the validity period of the contract. The total gross proceed raised within this Exclusive Placement Agent agreement amounted to USD 14.2 million in two offerings with Armistice Capital Master Fund Ltd, fully owned by Armistice Capital LLC. On December 16, 2021, we sold 3,752,202 shares in the form of 625,367 ADSs at a sale price of USD 6.50 per ADS and 5,478,570 pre-funded warrants in the form of 913,095 ADSs at a sale price of USD 6.49 per ADS with a remaining strike price of USD 0.01 per ADS. All pre-funded warrants have been exercised in 2022 and the total gross proceed of this offering amounted to USD 10 million. Additionally, 9,230,772 warrants to purchase 1,538,462 ADSs were granted with a strike price of USD 6.5 per ADS and will expire on December 21, 2027. On July 22, 2022, we sold 4,500,000 treasury shares in the form of 750,000 ADSs at a price of USD 1.70 per ADS and 10,500,000 pre-funded warrants, in the form of 1,750,000 ADSs at a price of USD 1.69 per ADS with a remaining strike price of USD 0.01. Additionally, 15,000,000 warrants in the form of 2,500,000 ADSs were granted with a strike price of USD 1.90 per ADS and will expire on July 26, 2027. All pre-funded warrants have been exercised in 2022 and the total gross proceed of this offering amounted to USD 4.2 million.

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

Sale Agency Agreement

On August 24, 2020, we entered into a sale agency agreement with Kepler Cheuvreux to sell treasury shares on Six Swiss Exchange from time to time. The initial termination date of March 31, 2021 has been extended to December 31, 2021. On June 21, 2022, the Group entered into a new sale agency agreement with Kepler Cheuvreux expiring on June 21, 2023 whose substantive terms are aligned with the agreement entered into on August 24, 2020. From inception of the sale agency agreement with Kepler Cheuvreux to the publication of our Annual Report on Form 20-F, we generated gross proceeds of CHF 2.5 million.

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

Under terms of the agreement, we have granted Indivior an exclusive license to use relevant patents and know-how in relation to the development and commercialization of drug candidates selected by Indivior. Subject to agreed conditions, Addex and Indivior jointly own all intellectual property rights that are jointly developed, and Addex or Indivior individually own all intellectual property rights that Addex or Indivior develop individually. Addex has retained the right to select compounds from the research program for further development in areas outside the interest of Indivior including Charcot-Marie-Tooth type 1A neuropathy, or CMT1A. Under certain conditions, but subject to certain consequences, Indivior may terminate the agreement.

Under terms of the agreement, we received a non-refundable upfront fee of $5.0 million for the right to use the clinical candidate, ADX71441, including all materials and know-how related to this clinical candidate. In addition, we are eligible for payments on successful achievement of pre-specified clinical, regulatory and commercial milestones totaling $330 million. In addition, we are eligible for a royalty in the low double digits on net sales of applicable products on a country-by country-basis. The term of the royalty for each licensed product in any particular country commences on such product’s launch and ends on the latest of ten year anniversary of launch, expiration of certain applicable patent rights, and expiration of certain applicable marketing or data exclusivity periods. On February 14, 2019, Indivior terminated the development of their selected compound, ADX71441.

Separately, Indivior funds research at Addex, based on a research plan to be mutually agreed between the parties, to discover novel GABAB PAM compounds. These future novel GABAB PAM compounds, if selected by Indivior, become licensed compounds. We agreed with Indivior to an initial research term and duration of two years, that can be extended by twelve-month increments and a minimum annual funding of $2 million for the Addex R&D costs incurred. Following Indivior’s selection of one newly identified compound, Addex has the right to also select one additional newly identified compound. Addex is responsible for the funding of all development and commercialization costs of its selected compounds and Indivior has no rights to the Addex selected compounds. The initial two-year research term was expected to run from May 2018 to April 2020. In 2019, Indivior agreed an additional research funding of $1.6 million, for the research period. On October 30, 2020, the research term was extended until June 30, 2021 and Indivior agreed additional research funding of $2.8 million. Effective May 1, 2021, the research term was extended until July 31, 2022 and Indivior agreed additional research funding of CHF 3.7 million, of which CHF 2.7 million has been paid to the Group and CHF 1.0 million paid directly by Indivior to third party suppliers that are supporting the funded research program. In August 2022, the research agreement was extended until March 31, 2023 and Indivior agreed additional research funding of CHF 0.85 million. Effective November 1, 2022 the research term was extended until June 30, 2023 and Indivior agreed additional research funding of CHF 0.95 million.

Indivior may terminate the Agreement in its entirety or with respect to one or more countries or products upon 90 days’ prior written notice prior to receipt of marketing approval for drug candidates or twelve months’ prior written notice after the receipt of marketing approval.

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

Under our agreement with Janssen, we have granted Janssen an exclusive license to use relevant patents and know-how in relation to the development and commercialization of drug candidates selected by Janssen under the agreement and a non-exclusive worldwide license to conduct research on the collaboration compounds using relevant patents and know-how. Subject to certain conditions, we and Janssen own, jointly, all intellectual property rights that we and Janssen develop jointly, and we or Janssen own all intellectual property rights that we or Janssen develop individually. Under certain conditions, but subject to certain consequences, Janssen may terminate the agreement for any reason, subject to a 90-day notice period.

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

Under the terms of the Janssen agreement, we received an upfront fee of € 4.6 million and research funding of € 6.4 million during the research period, which ran from 2005 to 2007. In addition, we are eligible for payments on successful achievement of pre-specified clinical and regulatory milestones. We are also eligible for a royalty in the low double-digits on net sales of applicable products on a country-by country-basis and on a product by product basis, for a period commencing on the date of first sale and ending upon the latest of the expiration of twelve years from the date of first sale of a product in a given country or the last to expire of our patents containing a claim covering composition of compound comprised in a product sold by Janssen, its affiliates or sublicensees in such country. We received a € 1.5 million milestone payment in relation to the entry of ADX71149 into Phase 1 in July 2009 and a € 2.6 million milestone payment in relation to the entry of ADX71149 into Phase 2 in June 2011. We are eligible for a further €109 million in success-based development and regulatory milestones and low double digit royalties on net sales.

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

D.Exchange Controls.

There are no Swiss governmental laws, decrees, regulations or other legislation that restrict, in a manner material to us, the export or import of capital, including any foreign exchange controls, or that generally affect the remittance of dividends or other payments to non-residents or non-citizens of Switzerland who hold our shares.

E.Taxation.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders (as defined below) of acquiring, owning and disposing of our shares or ADSs representing our shares. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire securities. This discussion applies only to U.S. Holders that are initial purchasers of our ADSs representing our shares and that will hold such ADSs as a capital asset for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax consequences, estate tax consequences, alternative minimum tax consequences, the potential application of the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Generally, a holder of ADSs should be treated for U.S. federal income tax purposes as the beneficial owner of the underlying ordinary shares represented by the ADS. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares representing those ADSs. The U.S. Treasury has expressed concern that parties to whom ADSs are released before shares are delivered to the Depositary or intermediaries in the chain of ownership between holders and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the creditability of non-U.S. withholding taxes (if any), and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries. Passive Foreign Investment Company Rules

Based on the nature and composition of our income, assets, and activities for our taxable year ended December 31, 2022, and certain assumptions with respect to the characterization of our income and assets as active or passive, we believe that we were classified as a PFIC for our taxable year ended December 31, 2022 and may be a PFIC in future years. The application of the PFIC rules is subject to uncertainty in several respects, and therefore, no assurances can be provided with respect to our PFIC status for our taxable year ended December 31, 2022 or with regard to our PFIC status in any other past, the current or any future taxable year.

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

The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. If we are a PFIC for any taxable year during which a U.S. Holder holds our shares or ADSs representing our shares, such U.S. Holder will be subject to special tax rules discussed below and could suffer adverse tax consequences.

Under the income test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how, and how quickly, we spend the cash we raise in any offering. Our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2022 or any future taxable year.

A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change from year to year and we have not yet made any determination as to our expected PFIC status for the current year. The total value of our assets for purposes of the asset test generally will be calculated using the market price of our shares or ADSs representing our shares, which may fluctuate considerably. Fluctuations in the market price of the shares or ADSs representing our shares may result in our being a PFIC for any taxable year. Because of the uncertainties involved in establishing our PFIC status, our United States tax counsel expresses no opinion regarding our PFIC status for our taxable year ended December 31, 2022 or our current, or any other past or future taxable year.

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

If a U.S. Holder makes a QEF Election with respect to a PFIC, then in lieu of the tax consequences described above, the U.S. Holder will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC. If a U.S. Holder makes a QEF Election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. Holder’s income under the QEF Election would not be taxable to the holder. However, a U.S. Holder can only make a QEF election with respect to ADSs in a PFIC if such company agrees to furnish such U.S. Holder with certain tax information annually. For our taxable year ended December 31, 2022, we intend to provide U.S. Holders, upon request, such information as the IRS may require, including a PFIC annual information statement, in order to enable U.S. Holders to make a QEF Election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or that the required information will be provided at a time that will permit a U.S. Holder to make or maintain a QEF Election. We have not determined if we will provide U.S. Holders such information for any subsequent taxable year. A U.S. Holder will increase its tax basis in its shares or ADSs representing our shares by an amount equal to any income included under the QEF Election and will decrease its tax basis by any amount distributed on the shares or ADSs representing our shares that is not included in the holder’s income. However, we do not currently expect to pay distributions with respect to our ADSs. U.S. Holders should consult with their tax advisors regarding the implications of owning stock in a PFIC, including whether and how to make and maintain a QEF Election. In addition, a U.S. Holder will recognize capital gain or loss on the disposition of shares or ADSs representing our shares in an amount equal to the difference between the amount realized and the holder’s adjusted tax basis in the shares or ADSs representing our shares. U.S. Holders should note that if they make QEF Elections with respect to us and lower-tier PFICs, they may be required to pay U.S. federal income tax with respect to their shares or ADSs representing our shares for any taxable year significantly in excess of any cash distributions (which may be zero) received on the shares or ADSs representing our shares for such taxable year. U.S. Holders should consult their tax advisors regarding making QEF Elections in their particular circumstances. If a U.S. Holder does not make and maintain a QEF election for the U.S. Holder’s entire holding period for the shares or ADSs representing our shares by making the election for the first year in which the U.S. Holder owns the shares or ADSs representing our shares, the U.S. Holder will be subject to the adverse PFIC rules discussed above unless the U.S. Holder can properly make a ‘purging election’ with respect to the shares or ADS representing our shares in connection with the U.S. Holder’s QEF Election. A purging election may require the U.S. Holder to recognize taxable gain on the U.S. Holder’s shares or ADSs representing our shares. No purging election is necessary for a U.S. Holder that timely makes a QEF election for the first year in which the U.S. Holder acquired our shares or ADSs representing our shares.

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

A U.S. Holder generally may claim the amount of any Swiss withholding tax as either a deduction from gross income or a credit against its U.S. federal income tax liability. The foreign tax credit is subject to numerous complex limitations that must be determined and applied on an individual basis. Generally, the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Recently issued U.S. Treasury regulations, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021, may in some circumstances prohibit a U.S. Holder from claiming a foreign tax credit with respect to certain foreign taxes that are not creditable under applicable tax treaties. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In addition, the creditability of foreign taxes could be affected by actions taken by intermediaries in the chain of ownership between the holders of our shares or ADSs representing our shares and our company if, as a result of such actions, the holders of our shares or ADSs representing our shares are not properly treated as beneficial owners of the underlying shares. Each U.S. Holder should consult its own tax advisors regarding the foreign tax credit rules.

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

Certain Reporting Requirements

U.S. Holders paying more than USD100,000 for our shares or ADSs representing our shares generally may be required to file IRS Form 926 reporting the payment of the offer price for our shares or ADSs representing our shares to us. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

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

Based on such multilateral agreements and bilateral agreements and the implementing laws of Switzerland, Switzerland exchanges data in respect of financial assets, including the Shares, held in, and income derived thereon and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of individuals resident in an EU member state or in a treaty state.

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

Not applicable.

J.Annual Report to Security Holders.

Not required.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

We operate primarily in Switzerland, Europe and in the United States and are therefore exposed to market risk, which represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. As of December 31, 2022, we had CHF 7.0 million of cash and cash equivalents and we had no debt.

Interest Rate Risk

Our cash is held in readily available checking and money market accounts. As of December 31, 2022, Swiss francs balance represented 52.98% of the cash and cash equivalents of the company. Swiss banks have partially re-invoiced to their clients a part of the negative interests on Swiss franc deposit that they pay to the Swiss National Bank. For the year ended December 31, 2022 the effective negative interest rate on Swiss francs cash deposits paid by Addex was limited to−0.25%. As a result, a change in market interest rates would not have had any significant impact on our financial position or results of operations. As of December 31, 2022, we had no debt and, therefore, no material interest rate risk exposure.

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

Translational Risk

Because our reporting currency is the Swiss franc, or CHF, we may be exposed to translation risk when the income statements of our subsidiaries located in countries outside Switzerland are converted into Swiss francs using the average exchange rate for the period, and whilst revenues and costs are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenue, costs and the result in Swiss francs.

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

A deposit agreement among us, the depositary and the ADS holders sets out the ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. A copy of the deposit agreement is incorporated by reference as an exhibit to this Annual Report.

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

ADS holders are also responsible for paying certain charges such as:

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

July 2022 Financing

On July 22, 2022, the Company entered into a securities purchase agreement pursuant to which it agreed to issue and sell to an investor, (a) in a private placement, (i) warrants to purchase up to an aggregate of 15,000,000 shares, represented by 2,500,000 ADSs, exercisable 60 days after the date of issuance at an exercise price of $1.90 per ADS, and (ii) pre-funded warrants to purchase up to 10,500,000 shares represented by 1,750,000 ADSs, which were exercisable at an exercise price of $0.01 per ADS and (b) in a concurrent registered direct offering 4,500,000 shares in the form of ADSs (together, the “July 2022 Financing”). The July 2022 Financing closed on July 26, 2022 and the Company received gross proceeds of $4.2 million, before deducting offering expenses payable by the Company.

The ADSs were offered by the Company pursuant to an effective shelf registration statement on Form F-3, which was originally filed with the SEC on April 7, 2021 and was declared effective on April 13, 2021 (File No. 333-255089) and a prospectus supplement thereunder. In accordance with an associated registration rights in the securities purchase agreement, the Company filed a registration statement on Form F-1 covering the resale of ADSs underlying the warrants and pre-funded warrants issued in the July 2022 Financing on August 19, 2022, which was declared effective by the SEC on August 29, 2022 (File No. 333-266995).

December 2021 Financing

On December 17, 2021, the Company entered into a securities purchase agreement pursuant to which it agreed to issue and sell to an investor, (a) in a private placement, (i) warrants to purchase up to an aggregate of 9,230,772 shares, represented by 1,538,462 ADSs, exercisable 60 days after the date of issuance at an exercise price of $6.50 per ADS, and (ii) pre-funded warrants to purchase up to 5,478,570 shares represented by 913,095 ADSs, which were exercisable at an exercise price of $0.01 per ADS and (b) in a concurrent registered direct offering 3,752,202 shares in the form of ADSs (together, the “December 2021 Financing”). The December 2021 Financing closed on December 21, 2021 and the Company received gross proceeds of $10.0 million, before deducting offering expenses payable by the Company.

The ADSs were offered by the Company pursuant to an effective shelf registration statement on Form F-3, which was originally filed with the SEC on April 7, 2021 and was declared effective on April 13, 2021 (File No. 333-255089) and a prospectus supplement thereunder. In accordance with an associated registration rights in the securities purchase agreement, the Company filed a registration statement on Form F-1 covering the resale of ADSs underlying the warrants and pre-funded warrants issued in the December 2021 Financing on January 7, 2022, which was declared effective by the SEC on January 18, 2022 (File No. 333-262050).

Exercise of warrants

As of December 31, 2022, all of the pre-funded warrants issued in the December 2021 Financing and July 2022 financing have been exercised in 2022.

Item 15. Disclosure Controls and Procedures.

Our Chief Executive Officer (principal executive officer) and Head of Finance (principal financial officer), after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2022, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer (principal executive officer) and Head of Finance (principal financial officer), to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Under the supervision and with the participation of our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), management assessed our internal control over financial reporting based upon the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

Item 16. [Reserved]

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

Item 16B. Code of Business Conduct and Ethics.

We have adopted a Code of Business Conduct and Ethics, or the Code of Conduct, that is applicable to all of our employees, executive officers and directors. A copy of the Code of Conduct is available on our website at www.addextherapeuticscom. Information contained on, or that can be accessed through, our website does not constitute a part of this report and is not incorporated by reference herein. If we make any amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we are required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

Item 16C. Principal Accountant Fees and Services.

BDO AG has served as our independent registered public accounting firm for the 2022 and 2021 fiscal years. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	For the years
	ended
	December 31,
	2022	2021

	(CHF in thousands)
Audit Fees	260	259
Audit‑Related Fees	34	82
Tax Fees	—	—
Other Fees	—	—
Total	294	341

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

Not applicable

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17. Financial Statements.

See pages F-1 through F-33 of this Annual Report on Form 20-F.

Item 18. Financial Statements.

Not applicable.

Item 19. Exhibits.

List of exhibits:

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Section/ Exhibit	File Date
1.1	Articles of Association of Addex Therapeutics as of December 15, 2022
1.2	Organizational Rules of the Registrant	F-1	333-235554	3.2	Dec. 17, 2019
2.1	Form of Deposit Agreement	F-6	333-235561	(a)	Dec. 18, 2019
2.2	Form of American Depositary Receipt (included in Exhibit 2.1)
2.3	Form of Warrant issued by the Registrant to certain investors on March 28, 2018	F-1	333-235554	4.3	Dec. 17, 2019
2.4	Description of Ordinary Shares of the Registrant
2.5	Description of American Depositary Shares representing Ordinary Shares of the Registrant	F-1	333-235554	“Description of American Depositary Shares”	Dec. 17, 2019
2.6	Form of warrants and pre-funded warrants issued by the registrant to certain investors on December 16, 2021	F-1	333-262050	“The offering”	Jan. 07, 2022
2.7	Form of warrants and pre-funded warrants issued by the registrant to certain investors on July 22, 2022	F-1	333-266995	“the offering”	Aug. 19, 2022
4.1#	License Agreement between Ortho-McNeil Pharmaceuticals Inc and the Registrant, dated December 31, 2004, as amended	F-1	333-235554	10.1	Dec. 17, 2019
4.2#	License Agreement between Indivior UK Limited and the Registrant, dated January 2, 2018	F-1	333-235554	10.2	Dec. 17, 2019
4.3	Registration Rights Agreement among the Registrant and certain investors, dated March 22, 2018	F-1	333-235554	10.3	Dec. 17, 2019
4.4	Addex Therapeutics Ltd Share Option Plan, as amended	S8	333-255124	10.4	Apr. 8, 2021
4.5	Addex Therapeutics Ltd Share Option Plan, as amended on July 22, 2022
4.6	Addex Therapeutics Ltd Equity Sharing Certificate Plan, as amended	F-1	333-235554	10.5	Dec. 17, 2019
4.7#	Amendment No.1 to License Agreement between Indivior UK Limited and the Registrant, dated October 30, 2020	F-1	333-235554	10.6	Dec. 14, 2020
4.8#	Sale Agency Agreement between Addex Therapeutics Ltd and Kepler Cheuvreux	20-F	001-39179		Mar. 11, 2021
4.9#	Controlled Equity Offering SM Sales Agreement, by and between Addex Therapeutics Ltd and Cantor Fitzgerald & Co. dated June 30, 2021	6K	001-39179 (211060014)	1.1	June 30, 2021
4.10#	Amendment No.2 to License Agreement between Indivior UK Limited and the Registrant, dated July 26, 2021	20-F	001-39179		March 10, 2023
4.11#	Securities Purchase Agreement, dated December 16, 2021, by and between Addex Therapeutics Ltd and Armistice Capital Master Fund Ltd.	6K	001-39179 (211503348)	10.1	December 20, 2021
4.12#	Securities Purchase Agreement, dated July 22, 2022, by and between Addex Therapeutics Ltd and Armistice Capital Master Fund Ltd.	6K	001-39179 (221107185)	10.1	July 26, 2022
4.13#	Amendment No.3 to License Agreement between Indivior UK Limited and the Registrant effective on August 1, 2022	F-1	333-266995	10.13	Aug. 19, 2022
4.14#	Amendment No.4 to License Agreement between Indivior UK Limited and the Registrant, effective on November 1, 2022
4.15#	Exclusive Placement Agent agreement with H.C Wainwright, dated September 27, 2021
4.16#	Amendment to Sale Agency Agreement between Addex Therapeutics and Kepler Cheuvreux dated June 21, 2022	F-1	333-266995	10.7	Aug. 19, 2022
8.1	List of Subsidiaries	F-1	333-235554	21.1	Dec. 17, 2019
12.1	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of BDO AG
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

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

Dated: March 30, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(BDO AG; Zurich, Switzerland; PCAOB ID#5988)

Shareholders and Board of Directors

Addex Therapeutics Ltd

Geneva, Switzerland

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Addex Therapeutics Ltd (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, the Company's future viability is dependent on its ability to raise additional capital through public or private financings or collaboration agreements to finance its future operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Zurich, Switzerland, March 30, 2023 BDO AG

BDO AG

/s/ Christoph Tschumi	/s/ Nigel Le Masurier

We have served as the Company's auditor since 2020.

Consolidated Balance Sheets

	Notes	December 31,	December 31,
		2022	2021

		Amounts in Swiss francs
ASSETS
Current assets
Cash and cash equivalents	6	6,957,086	20,484,836
Other financial assets	7	3,165	17,145
Trade and other receivables	7	416,875	164,785
Contract asset	7	181,441	159,636
Prepayments	7	270,394	1,115,374
Total current assets		7,828,961	21,941,776

Non-current assets
Right-of-use assets	8	357,613	469,989
Property, plant and equipment	9	41,121	72,111
Non-current financial assets	10	54,355	57,908
Total non-current assets		453,089	600,008

Total assets		8,282,050	22,541,784

LIABILITIES AND EQUITY
Current liabilities
Current lease liabilities	3.2	286,107	287,698
Payables and accruals	11	2,996,004	3,847,145
Total current liabilities		3,282,111	4,134,843

Non-current liabilities
Non-current lease liabilities	3.2	87,028	194,316
Retirement benefits obligations	19	—	1,281,525
Total non-current liabilities		87,028	1,475,841

Equity
Share capital	12	1,153,483	49,272,952
Share premium	12	269,511,610	283,981,361
Other equity	12	64,620,223	—
Treasury shares reserve		(6,278,763)	(11,703,279)
Other reserves		25,768,373	24,437,868
Accumulated deficit		(349,862,015)	(329,057,802)
Total equity		4,912,911	16,931,100

Total liabilities and equity		8,282,050	22,541,784

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Loss

		December 31,	December 31,	December 31,
	Notes	2022	2021	2020

		Amounts in Swiss Francs
Revenue from contract with customer	14	1,422,438	2,916,308	3,612,819
Other income	15	22,521	236,997	266,324

Operating costs
Research and development		(14,665,462)	(12,840,540)	(10,373,200)
General and administration		(7,299,704)	(5,818,682)	(5,749,217)
Total operating costs	16	(21,965,166)	(18,659,222)	(16,122,417)

Operating loss		(20,520,207)	(15,505,917)	(12,243,274)

Finance income		29,251	217,015	35,304
Finance expense		(313,257)	(63,012)	(650,629)
Finance result	20	(284,006)	154,003	(615,325)

Net loss before tax		(20,804,213)	(15,351,914)	(12,858,599)
Income tax expense	18	—	—	—
Net loss for the year		(20,804,213)	(15,351,914)	(12,858,599)

Basic and diluted loss per share for loss attributable to the ordinary equity holders of the Company	21	(0.46)	(0.45)	(0.48)

Other comprehensive income/(loss)
Items that will never be reclassified to profit and loss:
Remeasurements of retirement benefits obligation	19	1,270,132	260,548	(233,529)
Items that may be classified subsequently to profit and loss:
Exchange difference on translation of foreign operations		(345)	(295)	(4,069)
Other comprehensive income/(loss) for the year, net of tax		1,269,787	260,253	(237,598)

Total comprehensive loss for the year		(19,534,426)	(15,091,661)	(13,096,197)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (1/2)

					Foreign
				Treasury	Currency
		Share	Share	Shares	Translation	Other	Accumulated
	Notes	Capital	Premium	Reserve	Reserve	Reserves	Deficit	Total
Balance as of December 31, 2019		32,848,635	286,375,977	(6,572,316)	(653,161)	14,371,983	(300,847,289)	25,523,829
Net loss for the year		—	—	—	—	—	(12,858,599)	(12,858,599)
Other comprehensive loss for the year		—	—	—	(4,069)	(233,529)	—	(237,598)
Total comprehensive loss for the year		—	—	—	(4,069)	(233,529)	(12,858,599)	(13,096,197)
Value of share‑based services	13	—	—	—	—	1,176,413	—	1,176,413
Movement in treasury shares:
Settlement of supplier invoices		—	78,555	207,190	—	—	—	285,745
Net purchases under liquidity agreement		—	17,772	(46,809)	—	—	—	(29,037)
Other net sales of treasury shares		—	416,050	333,000	—	—	—	749,050
Balance as of December 31, 2020		32,848,635	286,888,354	(6,078,935)	(657,230)	15,314,867	(313,705,888)	14,609,803
Net loss for the year		—	—	—	—	—	(15,351,914)	(15,351,914)
Other comprehensive income for the year		—	—	—	(295)	260,548	—	260,253
Total comprehensive loss for the year		—	—	—	(295)	260,548	(15,351,914)	(15,091,661)
Issue of shares-third parties	12	6,900,000	3,199,323	—	—	—	—	10,099,323
Issue of treasury shares	12	9,524,317	—	(9,524,317)	—	—	—	—
Cost of share capital issuance		—	(1,865,475)	—	—	—	—	(1,865,475)
Sales under shelf- registration	12	—	3,882	3,759,402	—	—	—	3,763,284
Related costs of sales shelf- registration		—	(581,800)	—	—	—	—	(581,800)
Sale of pre-funded warrants	12	—	—	—	—	5,470,141	—	5,470,141
Cost of pre-funded warrants sold		—	—	—	—	(848,998)	—	(848,998)
Value of warrants and pre-funded warrants	12	—	(3,720,491)	—	—	3,720,491	—	—
Value of share-based services	13	—	—	—	—	1,178,344	—	1,178,344
Other movements in treasury shares:	12
Settlement of supplier invoices		—	48,066	116,914	—	—	—	164,980
Net purchases under liquidity agreement		—	(31,502)	(16,283)	—	—	—	(47,785)
Other net sales of treasury shares		—	41,004	39,940	—	—	—	80,944
Balance as of December 31, 2021		49,272,952	283,981,361	(11,703,279)	(657,525)	25,095,393	(329,057,802)	16,931,100

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (2/2)

						Foreign
					Treasury	Currency
		Share	Share		Shares	Translation	Other	Accumulated
	Notes	Capital	Premium	Other equity	Reserve	Reserve	Reserves	Deficit	Total
Balance as of December 31, 2021		49,272,952	283,981,361	—	(11,703,279)	(657,525)	25,095,393	(329,057,802)	16,931,100
Net loss for the year		—	—	—	—	—	—	(20,804,213)	(20,804,213)
Other comprehensive income for the year		—	—	—	—	(345)	1,270,132	—	1,269,787
Total comprehensive loss for the year		—	—	—	—	(345)	1,270,132	(20,804,213)	(19,534,426)
Reduction of the nominal value	12	(64,620,223)	—	64,620,223	—	—	—	—	—
Issue of treasury shares	12	16,326,365	—	—	(16,326,365)	—	—	—	—
Exercise ESOP & ESC (treasury shares IFRS 2)	12/13	174,389	—	—	(174,389)	—	—	—	—
Cost of shares issuance		—	(288,131)	—	—	—	—	—	(288,131)
Sales under shelf- registration	12	—	(3,275,107)	—	4,500,000	—	—	—	1,224,893
Related costs of sales shelf- registration		—	(114,754)	—	—	—	—	—	(114,754)
Sale of pre-funded warrants	12	—	—	—	—	—	2,841,270	—	2,841,270
Cost of pre-funded warrants sold		—	—	—	—	—	(301,841)	—	(301,841)
Exercise of pre-funded warrants		—	(8,792,756)	—	15,978,570	—	(7,160,573)	—	25,241
Value of warrants and pre-funded warrants	12	—	(999,789)	—	—	—	999,789	—	—
Value of share-based services	13	—	—	—	—	—	3,682,073	—	3,682,073
Movement in treasury shares:	12
Net purchases under liquidity agreement		—	(105,433)	—	91,452	—	—	—	(13,981)
Sales agency agreement		—	(890,294)	—	1,355,248	—	—	—	464,954
Costs under sale agency agreement		—	(3,487)	—	—	—	—	—	(3,487)
Balance as of December 31, 2022		1,153,483	269,511,610	64,620,223	(6,278,763)	(657,870)	26,426,243	(349,862,015)	4,912,911

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

		December 31,	December 31,	December 31,
	Notes	2022	2021	2020

		Amounts in Swiss francs
Net loss for the year		(20,804,213)	(15,351,914)	(12,858,599)
Adjustments for:
Depreciation	8/9	323,144	347,613	378,754
Disposal of right-of-use assets		—	(127)	(4,992)
Value of share-based services	13	3,682,073	1,178,344	1,176,413
Post-employment benefits	19	(11,393)	(150,464)	(22,730)
Finance cost/(income) net		215,527	(132,050)	686,886
Decrease / (increase) in other financial assets	7	13,980	47,785	(50,962)
Decrease / (increase) in trade and other receivables	7	(252,090)	(96,412)	49,655
Increase in contract asset	7	(21,805)	(159,636)	—
Decrease/(increase) in prepayments	7	844,980	(616,992)	221,680
(Decrease)/increase in payables and accruals		(427,388)	883,837	(1,585,550)
Decrease in contract liability		—	(733,668)	(212,069)
Decrease in deferred income		—	(86,481)	(244,298)
Services paid in shares	12	—	164,980	285,745
Net cash used in operating activities		(16,437,185)	(14,705,185)	(12,180,067)

Cash flows from investing activities
Purchase of property, plant and equipment	9	(581)	(31,549)	(59,414)
Proceeds from decrease in non-current financial assets	10	3,553	1,236	—
Net cash from/(used in) investing activities		2,972	(30,313)	(59,414)

Cash flows from financing activities
Proceeds from capital increase		—	10,161,746	—
Costs / deferred costs paid on issue of shares		—	(1,698,782)	(272,005)
Proceeds from sale of treasury shares-shelf registration	12	1,224,893	3,763,284	—
Costs paid on sale of treasury shares-shelf registration		(304,009)	(389,857)	—
Proceeds from sale of pre-funded warrants	12	2,841,270	5,470,141	—
Costs paid on sale of pre-funded warrants		(576,117)	(569,228)	—
Proceeds from the exercise of pre-funded warrants	12	25,241	—	—
Sale of treasury shares under liquidity and sale agency agreement	12	450,973	33,159	720,013
Costs paid on sale of treasury shares under sale agency agreement		(3,487)	(332)	—
Cost paid on issue of treasury shares	12	(248,354)	—	—
Principal element of lease payment		(288,076)	(309,617)	(367,412)
Interest received	20	29,251	5,322	35,305
Interest paid	20	(48,897)	(63,012)	(69,502)
Net cash from financing activities		3,102,688	16,402,824	46,399

Increase/(decrease) in cash and cash equivalents		(13,331,525)	1,667,326	(12,193,082)

Cash and cash equivalents at beginning of the year	6	20,484,836	18,695,040	31,536,803
Exchange difference on cash and cash equivalents		(196,225)	122,470	(648,681)
Cash and cash equivalents at end of the year	6	6,957,086	20,484,836	18,695,040

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

The Company is a Swiss stockholding corporation domiciled c/o Addex Pharma SA, Chemin des Aulx 12, CH1228 Plan-les-Ouates, Geneva, Switzerland and the parent company of Addex Pharma SA, Addex Pharmaceuticals France SAS and Addex Pharmaceuticals Inc. registered in Delaware, United States. Its registered shares are traded at the SIX, Swiss Exchange, under the ticker symbol ADXN. On January 29, 2020, the Group listed on the Nasdaq Stock Market, American Depositary Shares (ADSs) under the symbol “ADXN”, without a new issuance of securities. ADSs represents shares that continue to be admitted to trading on SIX Swiss Exchange.

These consolidated financial statements have been approved for issuance by the Board of Directors on March 29, 2023.

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

Where necessary, comparative figures have been revised to conform with the current year 2022 presentation.

2.2	Standards and interpretations published by the IASB

New and amended standards adopted by the Group

A number of new or amended standards and interpretations became applicable for financial periods beginning on or after January 1, 2022. The Group noted that the latter did not have a material impact on the Group’s financial position or disclosures made in the condensed consolidated financial statements.

New standards and interpretations not yet adopted by the Group

The Group is currently assessing the potential impacts of the various new and revised standards and interpretations that will be mandatory from January 1, 2023 which the Group has not yet applied. Based on an analysis to date, the Group does not anticipate that these will have a material impact on the Group’s overall results and financial position. The Group is also assessing other new and revised standards which are not mandatory until after 2023.

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

The Company currently consolidates the financial operations of its three fully-owned subsidiaries, Addex Pharma SA, Addex Pharmaceuticals Inc, and Addex Pharmaceuticals France SAS.

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

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the statement of comprehensive loss within ‘finance result’.

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

The Group classifies a contract asset as a receivable when the Group’s right to consideration is unconditional. If the Group transfers control of goods or services to a customer before the customer pays consideration, the Group records either a contract asset or a receivable depending on the nature of the Group’s right to consideration for its performance. Contract assets and contract liabilities arising from the same contract are netted and presented as either a single net contract asset or net contract liability.

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

The Company has entered into a liquidity contract where an independent broker buys and sells the Company’s shares held in the broker’s custody. Such shares are presented in the treasury share reserve with all other treasury shares directly held by Addex Pharma SA.

The Group also uses treasury shares to partially settle services rendered by third and related parties. When shares are issued for this purpose, the nominal share value is recognized as a treasury share reserve and the value above par is presented as a share premium.

2.11Equity instruments

Equity instruments issued by the Group are recorded at the fair value of the proceeds received, net of direct issuance costs.

2.12Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. All payables have a contract maturity within 1 year.

2.13Grants

Grants are not recognized until there is reasonable assurance that the Group will comply with the terms and conditions of the grant and that the grants will be received. Grants are recognized as other income in the statement of comprehensive loss on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grant is intended to compensate. Specifically, grants whose primary conditions are that the Group should undertake specific research activities within a defined period of time, are recognized as deferred income in the consolidated statement of financial position and transferred to the statement of comprehensive loss on a systematic and rationale basis over the defined timeframe.

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

Potential deferred income tax assets from tax loss carry forwards exceed deferred tax liabilities. Deferred income tax assets from tax loss carry forwards are initially recognized to the extent that the realization of the related tax benefit through future taxable profits is probable.

2.15Pension obligations

The Group operates one pension scheme. The scheme is generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The Group has defined benefit plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. Actuarial gains and losses arising from experience adjustments, changes in actuarial assumptions and changes in the asset ceiling effect are recognized immediately in other comprehensive loss and past-service costs are recognized immediately in statement of comprehensive loss.

Under IAS 19, the shortfall or the surplus of the fair value of the plan assets compared with the defined benefit obligation is recorded as a liability or an asset in the consolidated balance sheet. That recognition is subject to asset ceiling rules and minimum funding requirements set out in IFRIC 14. The defined benefit obligation is calculated at least annually by an independent actuary using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

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

Research and development services

The Group has an arrangement with its partner that includes deploying its employees for research and development activities. The Group assesses if these research and development activities are considered distinct in the context of the respective contract and, if so, they are accounted for as a separate performance obligation. This revenue is calculated based on the costs incurred (input method) in accordance with the respective contract and recorded within “Revenue from contract with customer” over time as the activities are performed.

Contract balances

The Group receives payments and determines credit terms from its customers for its various performance obligations based on billing schedules established in each contract. The actual timing of the income recognition, billings and cash collections may result in other current receivables, accrued revenue (contract assets), and deferred revenue (contract liabilities) being recorded on the balance sheet. Amounts are recorded as other current receivables when the Group’s right to consideration is unconditional. The Group does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less.

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

When the Group renegotiates the contractual terms of a lease with the lessor, the accounting depends on the nature of the modification:

●	if the renegotiation results in one or more additional assets being leased for an amount commensurate with the standalone price for the additional rights-of-use obtained, the modification is accounted for as a separate lease;
●	in all other cases where the renegotiated increases the scope of the lease (whether that is an extension to the lease term, or one or more additional assets being leased), the lease liability is remeasured using the discount rate applicable on the modification date, with the right-of-use asset being adjusted by the same amount;
●	if the renegotiation results in a decrease in the scope of the lease, both the carrying amount of the lease liability and right-of-use asset are reduced by the same proportion to reflect the partial or full termination of the lease with any difference recognized in the statement of comprehensive loss. The lease liability is then further adjusted to ensure the carrying amount reflects the amount of the renegotiated payments over the renegotiated term, with the modified lease payments discounted at the rate applicable on the modification date. The right-of-use asset is adjusted by the same amount.

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

Market risk and foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various exposures with respect to the Euro, US dollar and UK pound. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. To manage foreign exchange risk Group Finance maintains foreign currency cash balances to cover anticipated future requirements. The Group's risk management policy is to economically hedge 50% to 100% of anticipated transactions in each major currency for the subsequent 12 months. The Group has a subsidiary in France and in United States of America, whose net assets are exposed to foreign currency translation risk. In 2022, a 10% increase or decrease in the EUR/CHF exchange rate would have resulted in a CHF 7,945 decrease or increase in net loss and shareholders’ equity as at December 31, 2022 (respectively a CHF 7,948 increase or decrease in 2021 and a CHF 4,064 decrease or increase in 2020), a 10% increase or decrease in the GBP/CHF exchange rate would have resulted in a CHF 1,470 increase or decrease in net loss and shareholders’ equity as at December 31, 2022 (respectively a CHF 17,893 in 2021 and CHF 14,723 in 2020 decrease or increase) and a 10% increase or decrease in the USD/CHF exchange rate would have resulted in a CHF 175,837 (respectively CHF 1,027,027 in 2021 and CHF 644,865 in 2020) increase or decrease in net loss and shareholders’ equity as at December 31, 2022. The Group is not exposed to equity price risk or commodity price risk as it does not invest in these classes of investment.

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

3.2Capital risk management

The Group is not regulated and not subject to specific capital requirements. The amount of equity depends on the Group’s funding needs and statutory capital requirements. The Group monitors capital periodically on an interim and annual basis. From time to time, the Group may take appropriate measures or propose capital increases to its shareholders to ensure the necessary capital remains intact. The Group did not have any short-term or long-term debt outstanding as of December 31, 2022 and 2021.

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

A reconciliation of the net debt position is detailed as follows:

		Cash and	Other
		cash	financial
	Leases	equivalents	assets	Total
Net debt as at January 31, 2021	(567,396)	18,695,040	64,930	18,192,574
Cash flows	309,617	1,667,326	(47,785)	1,929,158
Acquisition – Leases	(2,000)	—	—	(2,000)
Effect of modification to lease terms	(226,578)	—	—	(226,578)
Disposals	4,343	—	—	4,343
Foreign exchange differences	—	122,470	—	122,470
Net debt as at December 31, 2021	(482,014)	20,484,836	17,145	20,019,967
Cash flows	288,076	(13,331,525)	(13,980)	(13,057,429)
Effect of modification to lease terms	(179,197)	—	—	(179,197)
Foreign exchange differences	—	(196,225)	—	(196,225)
Net debt as at December 31, 2022	(373,135)	6,957,086	3,165	6,587,116

In addition, the maturity profile of the Group’s financial liabilities is presented in the table below:

			More	Total	Carrying
	Less than	1 to 5	than	cash out	amount
At December, 31 2022	1 Year	Years	5 Years	flows	liabilities
Lease Liabilities	305,294	90,684	—	395,978	373,135

			More	Total	Carrying
	Less than	1 to 5	than	cash out	amount
At December, 31 2021	1 Year	Years	5 Years	flows	liabilities
Lease Liabilities	315,412	202,526	—	517,938	482,014

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

Going concern

The Group’s accounts are prepared on a going concern basis. To date, the Group has financed its cash requirements primarily from share issuances and licensing certain of its research and development stage products. The Group is a development-stage enterprise and is exposed to all the risks inherent in establishing a business. The Group expects that its existing cash and cash equivalents, at the issuance date of these audited consolidated financial statements, will be sufficient to fund its operations and meet all of its obligations as they fall due, through the third quarter of 2023. These factors individually and collectively indicate that a material uncertainty exists that raise substantial doubt about the Group's ability to continue as a going concern for one year from the date of issuance of these audited consolidated financial statements. The future viability of the Group is dependent on its ability to raise additional capital through public or private financings or collaboration agreements to finance its future operations, which may be delayed due to reasons outside of the Group's control including the COVID-19 pandemic and the Russia’s invasion of Ukraine. The sale of additional equity may dilute existing shareholders. The inability to obtain funding, as and when needed, would have a negative impact on the Group’s financial condition and ability to pursue its business strategies. If the Group is unable to obtain the required funding to run its operations and to develop and commercialize its drug candidates, the Group could be forced to delay, reduce or stop some or all of its research and development programs to ensure it remains solvent. Management continues to explore options to obtain additional funding, including through collaborations with third parties related to the future potential development and/or commercialization of its drug candidates. However, there is no assurance that the Group will be successful in raising funds, closing collaboration agreements, obtaining sufficient funding on terms acceptable to the Group, or if at all, which could have a material adverse effect on the Group’s business, results of operations and financial condition.

COVID-19

In early 2020 a coronavirus disease (COVID-19) pandemic developed globally resulting in a significant number of infections and negative effects on economic activity. The Group is actively monitoring the situation and is taking any necessary measures to respond to the situation in cooperation with the various stakeholders. On June 17, 2022 the Group terminated its dipraglurant US registration program including pivotal Phase 2B/3 and open label clinical trials of dipraglurant in levodopa-induced dyskinesia associated with Parkinson’s disease (PD-LID) due to a slow recruitment of patients, attributed to the consequences of COVID-19 related patient concerns about participation in clinical studies, as well as staffing shortages and turnover within study sites. Depending on the duration of the COVID-19 crisis and continued negative impact on global economic activity, the Group may have to take additional measures that will have a negative impact on the Group’s business continuity and may experience certain liquidity restraints as well as incur impairments on its assets. The exact impact on the Group’s activities in 2023 and thereafter cannot be reasonably predicted.

Russia’s invasion of Ukraine

On February 24, 2022, Russia invaded Ukraine. The resulting conflict and retaliatory measures by the global community have created global security concerns, including the possibility of expanded regional or global conflict, which have had, and are likely to continue to have, short-term and more likely longer-term adverse impacts on Ukraine and Europe and around the globe. Potential ramifications include disruption of the supply chain including research and development activities being conducted by the Group and its strategic partners. The Group and partners rely on global networks of contract research organizations to engage clinical study sites and enroll patients, certain of which are in Russia and Ukraine. Delays in research and development activities of the Group and its partners could increase associated costs and, depending upon the duration of any delays, require the Group and its partners to find alternative suppliers at additional expense. In addition, the conflict in Eastern Europe has had significant ramifications on global financial markets, which may adversely impact the ability of the Group to raise capital on favorable terms or at all.

Revenue recognition

Revenue is primarily from fees related to licenses, milestones and research services. Given the complexity of the relevant agreements, judgements are required to identify distinct performance obligations; allocate the transaction price to these performance obligations and determine when the performance obligations are met. In particular, the Group’s judgement over the estimated stand-alone selling price which is used to allocate the transaction price to the performance obligations is disclosed in note 14.

Grants

Grants are recorded at their fair value when there is reasonable assurance that they will be received and recognized as income when the Group has satisfied the underlying grant conditions. In certain circumstances, grant income may be recognized before explicit grantor acknowledgement that the conditions have been met.

Accrued research and development costs

The Group records accrued expenses for estimated costs of research and development activities conducted by third party service providers. The Group records accrued expenses for estimated costs of research and development activities based upon the estimated amount of services provided, but not yet invoiced, and these costs are included in accrued expenses on the balance sheets and within research and development expenses in the statements of comprehensive loss. These costs are a significant component of research and development expenses. Accrued expenses for these costs are recorded based on the estimated amount of work completed in accordance with agreements established with these third parties.

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

Share-based compensation

The Group recognizes an expense for share-based compensation based on the valuation of equity incentive units using the Black-Scholes valuation model. A number of assumptions related to the volatility of the underlying shares and to the risk-free rate are made in this model. Should the assumptions and estimates underlying the fair value of these instruments vary significantly from management's estimates, then the share-based compensation expense would be materially different from the amounts recognized. Had these assumptions been modified within their feasible ranges, i.e. a 10% increase or decrease in the volatility assumption and a risk-free rate of 0.5 or zero, and the Group calculated the share-based compensation based on the higher and lower values of these ranges, share-based compensation expense in 2022 would have been CHF 3.0 million or CHF 4.3 million, respectively CHF 1.0 million or CHF 1.3 million in 2021 and CHF 0.9 million or CHF 1.4 million in 2020. This is compared to the amount recognized as an expense in 2022 of CHF 3.7 million and CHF 1.2 million in 2021 and 2020 respectively. Additional information is disclosed in note 13.

Pension obligations

The present value of the pension obligations is calculated by an independent actuary and depends on a number of assumptions that are determined on an actuarial basis such as discount rates, future salary and pension increases, and mortality rates. Any changes in these assumptions will impact the carrying amount of pension obligations. The Group determines the appropriate discount rate at the end of each period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Group considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. Other key assumptions for pension obligations are based in part on current market conditions. Additional information is disclosed in note 19.

5. Segment information

Management has identified one single operating segment, related to the discovery, development and commercialization of small-molecule pharmaceutical products.

Information about products, services and major customers

External income of the Group for the years ended December 31, 2022, 2021 and 2020 is derived from the business of discovery, development and commercialization of pharmaceutical products. Income was earned from rendering of research services to a pharmaceutical company and grants earned.

Information about geographical areas

External income is exclusively recorded in the Swiss operating company.

Analysis of revenue from contract with customer and other income by nature is detailed as follows:

	2022	2021	2020
Collaborative research funding	1,422,438	2,916,308	3,612,819
Grants earned	—	218,330	244,298
Other service income	22,521	18,667	22,026
Total	1,444,959	3,153,305	3,879,143

Analysis of revenue from contract with customer and other income by major counterparties is detailed as follows:

	2022	2021	2020
Indivior PLC	1,422,438	2,916,308	3,612,819
Eurostars/Innosuisse	—	218,330	244,298
Other counterparties	22,521	18,667	22,026
Total	1,444,959	3,153,305	3,879,143

For more detail, refer to note 14, “Revenue from contract with customer” and note 15 “Other Income”.

The geographical allocation of long-lived assets is detailed as follows:

	December 31,	December 31,
	2022	2021
Switzerland	452,732	596,098
United States of America	—	3,536
France	357	374
Total	453,089	600,008

The geographical analysis of operating costs is as follows:

	2022	2021	2020
Switzerland	21,933,056	18,619,123	16,050,488
United States of America	27,513	33,016	64,922
France	4,597	7,083	7,007
Total operating costs (note 17)	21,965,166	18,659,222	16,122,417

There was capital expenditure of CHF 581 in 2022 and CHF 31,549 in 2021.

6. Cash and cash equivalents

	December 31,	December 31,
	2022	2021
Cash at bank and on hand	6,957,086	20,484,836
Total cash and cash equivalents	6,957,086	20,484,836

Split by currency:

	December 31,	December 31,
	2022	2021
CHF	52.98%	44.33%
USD	42.10%	54.47%
EUR	2.69%	0.58%
GBP	2.23%	0.62%
Total	100.00%	100.00%

The Group pays interests on CHF cash and cash equivalents and earns interests on USD cash and cash equivalents. The Group invests its cash balances into a variety of current and deposit accounts mainly with Swiss banks.

All cash and cash equivalents were held either at banks or on hand as of December 31, 2022 and December 31, 2021.

Credit quality of cash and cash equivalents

The table below shows the cash and cash equivalents by credit rating of the major counterparties:

	December 31,	December 31,
	2022	2021
External credit rating of counterparty
P-1 / A-1	3,708,603	11,943,391
P-2 / A-2	3,031,028	—
Other	217,335	8,541,279
Cash on hand	120	166
Total cash and cash equivalents	6,957,086	20,484,836

External credit ratings of counterparties were obtained from Moody’s (P-) or Standard & Poor’s (A-).

7. Other current assets

	December 31,	December 31,
	2022	2021
Other financial assets	3,165	17,145
Trade and other receivables	416,875	164,785
Contract asset (Indivior PLC)	181,441	159,636
Prepayments	270,394	1,115,374
Total other current assets	871,875	1,456,940

Other current assets decreased by CHF 0.6 million as of December 31, 2022 compared to December 31, 2021 including a decrease of CHF 0.8 million in prepayments primarily due to reduced prepaid amounts related to dipraglurant clinical development activities partially offset by an increase of CHF 0.3 million in the combined amount of contract assets, trade and other receivables primarily relating to the research agreement with Indivior. The Group applies the IFRS 9 simplified approach to measuring expected credit losses (“ECL”), which uses a lifetime expected loss allowance for all contract assets, trade receivables and other receivables. As of December 31, 2022, the combined amount of the contract asset, trade receivables and other receivables amounted to CHF 0.6 million (CHF 0.3 million as of December 31, 2021) including CHF 0.4 million for the research agreement with Indivior (CHF 0.2 million as of December 31, 2021), CHF 0.1 million for the grant from Eurostars/Innosuisse (CHF 0.1 million as of December 31, 2021). The Group has considered that the contract asset, trade receivables and other receivables have a low risk of default based on historic loss rates and forward-looking information on macroeconomic factors affecting the ability of the third parties to settle invoices. As a result, expected loss allowance has been deemed as nil as of December 31, 2022, 2021 and 2020.

8. Right-of-use assets

Year ended December 31, 2021	Properties	Equipment	Total
Opening net book amount	543,890	21,454	565,344
Additions	2,000	—	2,000
Depreciation charge	(294,389)	(26,026)	(320,415)
Effect of lease modifications	208,902	17,676	226,578
Disposals	(4,216)	—	(4,216)
Exchange differences	698	—	698
Closing net book amount	456,885	13,104	469,989

As of December 31, 2021	Properties	Equipment	Total
Cost	1,298,569	88,844	1,387,413
Accumulated depreciation	(841,684)	(75,740)	(917,424)
Net book value	456,885	13,104	469,989

Year ended December 31, 2022	Properties	Equipment	Total
Opening net book amount	456,885	13,104	469,989
Depreciation charge	(277,069)	(14,504)	(291,573)
Effect of lease modifications	173,281	5,916	179,197
Closing net book amount	353,097	4,516	357,613

As of December 31, 2022	Properties	Equipment	Total
Cost	1,471,850	13,542	1,485,392
Accumulated depreciation	(1,118,753)	(9,026)	(1,127,779)
Net book value	353,097	4,516	357,613

For the year ended December 31, 2022, the Group recorded a depreciation charge of CHF 0.2 million (CHF 0.2 million in 2021 and CHF 0.3 million in 2020) as part of research and development expenses and CHF 0.1 million (CHF 0.1 million in 2021 and 2020) as part of general and administration expenses. The total cash outflows for the principal element of lease payment amounted to CHF 0.3 million for the years ended December 31, 2022 and 2021. The maturity analysis of lease liabilities is presented under note 3.2.

9. Property, plant and equipment

		Furniture &	Chemical
Year ended December 31, 2021	Equipment	fixtures	Library	Total
Opening net book amount	67,760	—	—	67,760
Additions	31,549	—	—	31,549
Depreciation charge	(27,198)	—	—	(27,198)
Closing net book amount	72,111	—	—	72,111

		Furniture &	Chemical
As of December 31, 2021	Equipment	fixtures	Library	Total
Cost	1,713,828	7,564	1,207,165	2,928,557
Accumulated depreciation	(1,641,717)	(7,564)	(1,207,165)	(2,856,446)
Net book value	72,111	—	—	72,111

		Furniture &	Chemical
Year ended December 31, 2022	Equipment	fixtures	Library	Total
Opening net book amount	72,111	—	—	72,111
Additions	581	—	—	581
Depreciation charge	(31,571)	—	—	(31,571)
Closing net book amount	41,121	—	—	41,121

		Furniture &	Chemical
As of December 31, 2022	Equipment	fixtures	Library	Total
Cost	1,714,409	7,564	1,207,165	2,929,138
Accumulated depreciation	(1,673,288)	(7,564)	(1,207,165)	(2,888,017)
Net book value	41,121	—	—	41,121

For the year ended December 31, 2022, the Group recorded a depreciation charge of CHF 26,615 (CHF 19,934 in 2021 and CHF 11,759 in 2020) as part of research and development expenses and CHF 4,956 (CHF 7,264 in 2021 and CHF 7,521 in 2020) as part of general and administration expenses.

10. Non-current financial assets

	December 31,	December 31,
	2022	2021
Security rental deposits	54,355	57,908
Total non‑current financial assets	54,355	57,908

Security rental deposits relate to laboratory and office space. The applicable interest rate to such deposits is immaterial, and therefore, the value approximates amortized cost.

11. Payables and accruals

	December 31,	December 31,
	2022	2021
Trade payables	1,276,546	1,787,287
Social security and other taxes	120,875	203,288
Accrued expenses	1,598,583	1,856,570
Total payables and accruals	2,996,004	3,847,145

All payables mature within 3 months. Accrued expenses and trade payables primarily relate to R&D services from contract research organizations, consultants and professional fees. The decrease of CHF 0.9 million in payables and accruals as of December 31, 2022, compared to December 31, 2021, includes CHF 0.4 million of capital increase costs of the offering executed on December 16, 2021 and CHF 0.3 million for dipraglurant clinical development activities. The carrying amounts of payables do not materially differ from their fair values, due to their short-term nature.

12. Share capital

	Number of shares
	Common	Treasury
	shares	shares	Total
Balance as of January 1, 2021	32,848,635	(5,729,861)	27,118,774
Issue of shares- treasury shares	9,524,317	(9,524,317)	—
Issue of shares - third parties	6,900,000	—	6,900,000
Sale of shares under shelf registration	—	3,759,402	3,759,402
Sale of shares under sale agency agreement	—	39,940	39,940
Settlement of supplier invoices	—	116,914	116,914
Net purchase of treasury shares under liquidity agreement	—	(36,881)	(36,881)
Balance as of December 31, 2021	49,272,952	(11,374,803)	37,898,149
Issue of shares - treasury shares	48,636,476	(48,636,476)	—
Issue of shares - exercise ESOP & ESC	17,438,883	—	17,438,883
Sale of shares under shelf registration	—	4,500,000	4,500,000
Exercise of pre-funded warrants	—	15,978,570	15,978,570
Sale of shares under sale agency agreement	—	1,355,248	1,355,248
Net purchase of shares under liquidity agreement	—	(36,830)	(36,830)
Balance as of December 31, 2022	115,348,311	(38,214,291)	77,134,020
Shares reclassed as treasury shares under IFRS 2	—	(17,438,883)	(17,438,883)
Balance as of December 31, 2022 IFRS 2	115,348,311	(55,653,174)	59,695,137

As of December 31, 2022, 77,134,020 shares were outstanding excluding 38,214,291 treasury shares directly held by Addex Pharma SA and including the 17,438,883 shares issued on the exercise of equity incentive units on October 26, 2022 which are considered as treasury shares under IFRS 2 (See note 13). All shares have a nominal value of CHF 0.01 following the reduction of the nominal value effective on July 26, 2022. As of December 31, 2021, 37,898,149 shares were outstanding excluding 11,374,803 treasury shares directly held by Addex Pharma SA. All shares had a nominal value of CHF 1.00.

The Group maintains a liquidity agreement with Kepler Cheuvreux. Under the agreement, the Group has provided Kepler with cash and shares to enable them to buy and sell the Company’s shares. As of December 31, 2022, 128,200 (December 31,2021: 91,370) treasury shares are recorded under this agreement in the treasury share reserve and CHF 3,165 (December 31,2021: CHF 17,145) is recorded in other financial assets.

On December 15, 2022, the Group increased its capital from CHF 979,094 to CHF 1,153,483 through the issuance of 17,438,883 new registered shares at a nominal value of CHF 0.01 per share from its conditional capital following the exercise of 17,438,883 equity incentive units at a strike price of CHF 0.13 by Board Members, Executive Managers and employees on October 26, 2022. The payment of the strike price has been deferred under the Group’s staff retention deferred strike price payment plan (“DSPPP”) and consequently, under IFRS 2, the 17,438,883 shares issued from the exercise of equity incentive units are considered as treasury shares. The 17,438,883 shares are considered to be legally owned by the exercising equity incentive unit holders on October 26, 2022.

On October 31, 2022, the Group increased its capital from CHF 652,730 to CHF 979,094 through the issuance of 32,636,476 new registered shares from its authorized capital to its fully owned subsidiary, Addex Pharma SA, at CHF 0.01 per share. These shares are held as treasury shares, hence the operation does not impact the outstanding share capital.

On July 22, 2022, the Group entered into a securities purchase agreement with Armistice Capital LLC and sold 4,500,000 treasury shares in the form of 750,000 ADSs at a price of USD 1.70 per ADS (CHF 0.27 per share). In addition, 10,500,000 pre-funded warrants, in the form of 1,750,000 ADSs, were sold at a price of USD 1.69 per ADS (CHF 0.27 per share) with a strike price of USD 0.01 per ADS. As of December 31, 2022 all pre-funded warrants have been exercised at a total exercise price of USD 17,500 (CHF 16,812). The total gross proceeds from the offering amounted to USD 4.2 million (CHF 4.1 million) and directly related share issuance costs of CHF 0.4 million were recorded as a deduction in equity.

The Group additionally granted Armistice Capital LLC, 15,000,000 warrants, in the form of 2,500,000 ADSs, with a strike price of USD 1.90 per ADS (CHF 0.30 per share) and an exercise period of 5 years. The fair value of each of the warrants issued is CHF 0.07 per share or CHF 0.40 per ADS calculated using the Black-Scholes valuation model. The fair value calculation assumptions included volatility of 64.61% and an annual risk-free rate of +0.05%. The total fair value of the warrants issued is CHF 1.0 million and has been recorded in equity as a cost of the offering.

On July 19, 2022, the nominal value of the issued, conditional and authorized share capital has been reduced from CHF 1.00 to CHF 0.01 effective on the SIX Swiss Exchange and Nasdaq stock market on July 26, 2022. As a consequence, the share capital was reduced to CHF 652,730. The decrease of CHF 64.6 million in share capital remains in equity and has been reclassed to other equity. The total number of issued, outstanding, conditional and authorized shares remained the same.

On June 21, 2022, the Group entered into a new sale agency agreement with Kepler Cheuvreux whose substantive terms are aligned with the agreement entered into on August 24, 2020, that expired on December 31, 2021. In July 2022, 1,355,248 treasury shares were sold at an average price of CHF 0.34 per share with a gross proceed of CHF 464,954 (39,940 treasury shares for a gross proceed of CHF 80,944 during the year 2021).

On February 2, 2022, the Company issued 16,000,000 new shares from the authorized capital to its 100% owned subsidiary, Addex Pharma SA, at CHF 1.00. These shares are held as treasury shares, hence the operation does not impact the outstanding share capital. Directly related share issuance costs of CHF 0.2 million were recorded as a deduction in equity.

During the year 2022, the Group did not use its treasury shares to pay consultants, whilst during the year 2021, the Group used 116,914 treasury shares to purchase services from consultants including 60,638 treasury shares for Roger Mills, the Group’s Chief Medical Officer. The total value of consulting services settled in shares was CHF 164,980.

On December 16, 2021, the Group entered into a securities purchase agreement with Armistice Capital LLC and sold 3,752,202 treasury shares in the form of 625,367 American depositary share (ADS) listed on the Nasdaq stock market at a price of USD 1.08 (CHF 1.00) per share, equivalent to USD 6.50 (CHF 6.00) per ADS. In addition, 5,478,570 pre-funded warrants in the form of 913,095 ADSs were sold at a price of USD 1.08 (CHF 0.99) per share, equivalent to USD 6.49 (CHF 5.99) per ADS with a strike price of USD 0.01 per ADS. The total gross proceeds of this offering amounted to USD 10 million (CHF 9.2 million) and directly related share issuance costs of CHF 1.4 million were recorded as a deduction in equity for the year ended December 31, 2021 of which CHF 0.5 million has been paid during the first quarter of 2022. In July 2022, Armistice Capital LLC exercised all the pre-funded warrants in the form of 913,095 ADSs for a total strike price of USD 9,131 (CHF 8,429).

The Group additionally issued to Armistice Capital LLC, 9,230,772 warrants to purchase 1,538,462 ADSs with a strike price of USD 1.08 (CHF 1.00) per share, equivalent to USD 6.5 (CHF 6.00) per ADS. The fair value of each of the warrants issued is CHF 0.40 per share, CHF 2.4 per ADS, and has been calculated using the Black-Scholes valuation model and recorded in equity as a cost of the offering for the year ended December 31, 2021. Fair value calculation assumptions included volatility of 55.57% and an annual risk-free rate of -0.64%. The total fair value of the warrants issued of CHF 3.7 million has been recorded in equity as a cost of the offering.

On April 23, 2021, the Company issued 9,524,317 new shares from the authorized capital to its 100% owned subsidiary, Addex Pharma SA, at CHF 1.00. These shares are held as treasury shares, hence the operation does not impact the outstanding share capital.

On January 8, 2021, the Company issued 6,900,000 registered shares, with a nominal value of CHF 1.00 each, at an issue price of CHF 1.46. Out of the total new shares, 6,750,000 are in the form of ADS. The gross proceeds amounted to CHF 10.1 million (USD 11.5 million) and directly related share issuance costs of CHF 1.8 million were recorded as a deduction in equity.

During the year ended December 31, 2021, the Group sold 7,000 shares under its ATM program initiated on June 29, 2021.

13. Share-based compensation

The total share-based compensation expense recognized in the statement of comprehensive loss for equity incentive units granted to Board Members, Executive Managers, employees and consultants has been recorded under the following headings:

	2022	2021	2020
Research and development	1,047,398	467,812	354,934
General and administration	2,634,675	710,532	821,479
Total share-based compensation	3,682,073	1,178,344	1,176,413

Analysis of share-based compensation by equity incentive plan is detailed as follows:

	2022	2021	2020
Equity sharing certificate plan	44,244	4,476	14,644
Share purchase plan	—	23,498	49,813
Share option plans	3,637,829	1,150,370	1,111,956
Total share-based compensation	3,682,073	1,178,344	1,176,413

The share-based compensation expense increased by CHF 2.5 million in 2022 compared to 2021 primarily due to the increase in the fair value of equity incentive units (ESC and employee share options) following reductions in their strike price.

The table below describes the changes in granting conditions of the equity sharing certificates and the employee share option plans in 2022:

		Number of	Number of	Number of
		Equity incentive	Equity incentive	Equity incentive	Number of equity
	Number of Equity	units repriced to	units repriced to	units repriced to	incentive units
	incentive	CHF 1.00 on	CHF 0.19 on	CHF 0.13 on	exercised under
	units	January 4, 2022	August 2, 2022	October 5, 2022	the DSPPP
Equity Sharing Certificate as of December 31 2021	198,750	108,000	198,750	198,750	198,750
Employee share options as of December 31 2021	8,615,885	8,186,045	8,383,306	8,320,836	8,154,651
Employee share options granted in 2022 at a strike price above CHF 0.13	4,011,325	—	3,852,657	3,852,657	3,750,258
Employee share options granted in 2022 at a strike price of CHF 0.13	5,425,753	—	—	—	5,335,224
Total		8,294,045	12,434,713	12,372,243	17,438,883

Equity Sharing Certificate Equity Incentive Plan

On June 1, 2010, the Company established an equity incentive plan based on equity sharing certificates (“ESCs”) to provide incentives to Board Members, Executive Managers, employees and consultants of the Group. Each ESC provides the holder (i) a right to subscribe for 1,000 shares in the Company, and (ii) a right to liquidation proceeds equivalent to that of shareholders. All rights of the ESCs expire after their defined exercise period with the ownership of the ESCs reverting to the Group. ESCs granted are subject to certain vesting conditions based on the service period defined in each grant agreement. The holder of vested ESCs has the right to subscribe to shares at the subscription price if the underlying share price has reached the floor price. The floor and subscription price are defined by the Board of Directors in each grant agreement at the time of issuance. In the event of a change in control, all ESCs are automatically vested. The Group has no legal or constructive obligation to repurchase or settle ESCs in cash.

Movements in the number of share subscription rights attached to the ESCs outstanding are as follows:

	Average		Average		Average
	subscription		subscription		subscription
	prices / floor		prices / floor		prices / floor
	prices (CHF)	2022	prices (CHF)	2021	prices (CHF)	2020
At January 1	1.54	198,750	1.54	198,750	1.54	198,750
Exercised under the DSPPP	0.13	(198,750)	—	—	—	—
At December 31	—	—	1.54	198,750	1.54	198,750

At December 31, 2022, there are no subscription rights attached to the ESCs (2021: 198,750 were exercisable and outstanding). At December 31, 2020, of the outstanding 198,750 subscription rights attached to the ESCs, 171,750 were exercisable

The outstanding subscription rights as at December 31, 2021 have the following expiry dates, subscription prices and floor prices:

At December 31, 2021	Subscription prices / floor prices (CHF)
Expiry date	1.00 / 2.30	2.00 / 2.30	Total
2024	90,750	—	90,750
2027	—	108,000	108,000
Total subscription rights	90,750	108,000	198,750

Employee share option plans (ESOP)

The Company established an employee share option plan to provide incentives to directors, executives, employees and consultants of the Group.

During 2022, the Group granted the following options with vesting over 4 years and a 10-year exercise period at the grant date as described in the table below. Grant conditions relating to the strike price have been amended during the year ended December 31, 2022.

				Number of share	Number of share
				options repriced	options repriced	Number of share
	Strike price at	Expiry date at	Number of share	to CHF 0.19 on	to CHF 0.13 on	exercised under the
	grant date	grant date	options granted	August 2 2022	October 5 2022	DSPPP
April 12, 2022	1.00	April. 11, 2032	3,840,657	3,840,657	3,840,657	3,738,258
April 12, 2022	1.00	Dec. 31, 2031	6,000	6,000	6,000	6,000
April 12, 2022	1.04	Dec. 31, 2031	49,713	—	—	—
May 2, 2022	1.00	May 1, 2032	6,000	6,000	6,000	6,000
October 5, 2022	0.13	Oct. 4, 2032	5,423,076	—	—	5,332,547
October 6, 2022	0.13	Oct. 5, 2032	2,677	—	—	2,677
December 29, 2022	0.20	June 30,2032	108,955	—	—	—
Total 2022			9,437,078	3,852,657	3,852,657	9,085,482

In 2022, the Group granted 9,437,078 share options of which 3,852,657 were repriced at a strike price of CHF 0.13 on October 5, 2022 and 9,085,482 have been exercised on October 26, 2022 under the DSPPP.

During 2021, the Group granted the following options with vesting over 4 years and a 10-year exercise period as described in the table below. Grant conditions relating to the strike price and grant conditions have been amended during the year ended December 31, 2022.

				Number of	Number of	Number of
				share options	share options	share options	Number of
			Number of	repriced to	repriced to	repriced to	options
	Strike price at	Expiry date at	share options	CHF 1.00 on	CHF 0.19 on	CHF 0.13 on	exercised under
	grant date	grant date	granted	Jan. 4 , 2022	Aug. 2, 2022	Oct. 5, 2022	the DSPPP
April 1, 2021	1.99	Dec. 31, 2030	27,492	—	—	—	—
May 17, 2021	1.45	May 16, 2031	1,791,000	1,786,000	1,756,000	1,756,000	1,716,000
July 1, 2021	1.60	June 30, 2031	44,408	30,000	30,000	30,000	30,000
October 1, 2021	1.45	Sept. 30, 2031	6,000	6,000	6,000	6,000	6,000
Total 2021			1,868,900	1,822,000	1,792,000	1,792,000	1,752,000

Movements in the number of options outstanding are as follows:

	Average		Average		Average
	strike price		strike price		strike price
	(CHF)	2022	(CHF)	2021	(CHF)	2020
At January 1	2.01	8,615,885	2.16	6,768,460	2.38	5,540,600
Exercised under the DSPPP	0.13	(17,240,133)	—	—	—	—
Granted	0.49	9,437,078	1.46	1,868,900	1.16	1,227,860
Forfeited	1.00	(35,830)	1.93	(11,475)	—	—
Expired	—	—	2	(10,000)	—	—
At December 31	0.55	777,000	2.01	8,615,885	2.16	6,768,460

At December 31, 2022, of the outstanding 777,000 share options (respectively 2021: 8,615,885 and 2020: 6,768,460), 389,668 were exercisable (respectively 2021: 5,954,115 and 2020: 4,235,706).

The outstanding share options as at December 31, 2022 and 2021 have the following expiry dates:

At December 31, 2022	Range of strike prices (CHF)
Expiry date	0.13	0.14 to 0.99	1.00 to 1.50	1.51 to 2.50	2.51 to 3.00	Total
2025	—	25,000	—	4,687	—	29,687
2027	56,655	11,385	—	7,241	—	75,281
2028	59,530	26,085	—	—	5,292	90,907
2029	—	—	72,013	38,487	—	110,500
2030	10,000	—	17,362	27,492	—	54,854
2031	40,000	—	59,480	14,408	—	113,888
2032	192,928	108,955	—	—	—	301,883
Total	359,113	171,425	148,855	92,315	5,292	777,000

At December 31, 2021	Range of strike prices (CHF)
Expiry date	1.00 to 1.50	1.51 to 2.00	2.01 to 2.50	2.51 to 3.00	Total
2024	—	506,351	—	—	506,351
2025	—	49,687	—	—	49,687
2026	—	95,000	50,000	—	145,000
2027	292,261	1,606,820	—	—	1,899,081
2028	—	—	243,506	2,464,890	2,708,396
2029	184,883	68,487	—	—	253,370
2030	1,189,373	27,492	—	—	1,216,865
2031	1,792,727	44,408	—	—	1,837,135
Total	3,459,244	2,398,245	293,506	2,464,890	8,615,885

The weighted average fair value of share options granted during 2022 determined using a Black-Scholes model was CHF 0.18 (2021: CHF 0.72, 2020: CHF 0.45). The significant inputs to the model were:

	2022	2021	2020
Weighted average share price per share at the grant date	CHF 0.41	CHF 1.58	CHF 1.16
Weighted average strike price per share	CHF 0.49	CHF 1.46	CHF 1.16
Weighted average volatility	50.34%	47.07%	40.24%
Dividend yield	—	—	—
Weighted average annual risk-free rate	0.75%	0.44%	0.13%

Deferred Strike Price Payment Plan (DSPPP)

The Group has implemented a staff retention plan which includes a DSPPP which encourages Board Members, Executive Managers and employees to exercise their share options or equity sharing certificates and become shareholders of the Company by allowing the deferral of the obligation to pay the strike price until the earlier of the sale of the shares or 10 years. Shares received through the exercise of unvested share options are subject to sales restrictions reflecting the remaining vesting period of exercised equity incentive units. In the event of a change of control, bankruptcy of the Company or forced sale of the shares at a price below the strike price, the deferred strike price payment obligation is waived. Under IFRS 2, the DSPPP is considered to be a non-recourse loan and consequently the options are deemed to be exercised on the date that the loan is repaid. Therefore, neither the shares nor the loan, are outstanding until either the options are exercised by paying the exercise price for the shares (repaying the loan) or the options expire entirely after 10 years without any remaining obligation from the option holders. The DSPPP is considered to be a modification of the equity incentive plan and consequently, the 17,438,883 shares (“DSPPP Shares”) issued from the exercise of equity incentive units are recorded as treasury shares and associated share-based compensation is recognized over the remaining vesting period as if the equity incentive units had not been exercised. The modification of the equity incentive plan results in an increase in the fair value of CHF 63,399 of which CHF 52,216 has been recognized in 2022.

Movements in the number of DSPPP shares are as follows:

	Average
	deferred strike
	price payment
	(CHF)	2022
At January 1	—	—
Granted - exercise of ESOP & ESC	0.13	17,438,883
At December 31	0.13	17,438,883

On October 26, 2022, Board Members, Executive Managers and employees exercised a total of 17,438,883 equity incentive units at a strike price of CHF 0.13. At December 31, 2022, of the 17,438,883 DSPPP Shares, 7,726,415 are not subject to sales restrictions and all DSPPP Shares expire in 2032.

Share purchase plan

The Group established a share purchase plan under which services are settled for shares. Under the plan Board Members, Executive Managers, employees and consultants may receive fully paid ordinary shares from the Group’s treasury share reserve for services rendered. During the year ended December 31, 2022, the Group did not use its treasury shares to pay consultants whilst during the year ended December 31, 2021, 116,914 shares (respectively 2020: 207,190) were transferred to settle CHF 164,980 (respectively 2020: CHF 285,745) of consulting fees.

14. Revenue from contract with customer

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

Under terms of the agreement, the Group granted Indivior an exclusive license to use relevant patents and know-how in relation to the development and commercialization of product candidates selected by Indivior. Subject to agreed conditions, the Group and Indivior jointly own all intellectual property rights that are jointly developed and the Group or Indivior individually own all intellectual property rights that the Group or Indivior develop individually. The Group has retained the right to select compounds from the research program for further development in areas outside the interest of Indivior including Charcot-Marie-Tooth type 1A neuropathy, or CMT1A, Chronic Cough and pain. Under certain conditions, but subject to certain consequences, Indivior may terminate the agreement.

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

On February 14, 2019, Indivior terminated the development of their selected compound, ADX71441. Separately, Indivior funds research at the Group, based on a research plan to be mutually agreed between the parties, to discover novel GABAB PAM compounds. These future novel GABAB PAM compounds, if selected by Indivior, become licensed compounds. The Group agreed with Indivior to an initial research term of two years, which can be extended by twelve month increments and a minimum annual funding of USD 2 million for the Group’s R&D costs incurred. R&D costs are calculated based on the costs incurred in accordance with the contract. Following Indivior’s selection of one newly identified compound, the Group has the right to also select one additional newly identified compound. The Group is responsible for the funding of all development and commercialization costs of its selected compounds and Indivior has no rights to the Group’s selected compounds. The initial two-year research term was expected to run from May 2018 to April 2020. In 2019, Indivior agreed to an additional research funding of USD 1.6 million, for the research period. On October 30, 2020, the research term was extended until June 30, 2021 and Indivior agreed to additional research funding of USD 2.8 million. Effective May 1, 2021, the research term was extended until July 31, 2022 and Indivior agreed additional research funding of CHF 3.7 million, of which CHF 2.7 million has been paid to the Group and CHF 1.0 million paid directly by Indivior to third party suppliers that are supporting the funded research program. In August 2022, the research agreement was extended until March 31, 2023 and Indivior agreed to additional research funding of CHF 0.85 million. The reserved indications, where Addex retains exclusive rights to develop its own independent GABAB PAM program, have also been expanded to include chronic cough. Effective November 1, 2022, the research term was extended until June 30, 2023 and Indivior agreed to additional research funding of CHF 0.95 million.

For the year ended December 31, 2022, the Group recognized CHF1.4 million as revenue (respectively 2021: CHF 2.9 million and 2020: CHF 3.6 million) and recorded a combined amount of CHF 0.4 million in contract asset and trade receivable as of December 31, 2022 (December 31, 2021: CHF 0.2 million).

Janssen Pharmaceuticals Inc. (formerly Ortho-McNeil-Janssen Pharmaceuticals Inc.)

On December 31, 2004, the Group entered into a research collaboration and license agreement with Janssen Pharmaceuticals Inc. (JPI). In accordance with this agreement, JPI has acquired an exclusive worldwide license to develop mGlu2 PAM compounds for the treatment of human health. The Group is eligible to receive up to EUR 109 million in success-based development and regulatory milestone, and low double-digit royalties on net sales. The Group considers these various milestones to be variable considerations as they are contingent upon achieving uncertain, future development stages and net sales. For this reason, the Group considers the achievement of the various milestones as binary events that will be recognized as revenue upon occurrence.

No amounts have been recognized under this agreement in 2022, 2021 and 2020.

15. Other income

Under a grant agreement with Eurostars/Innosuisse the Group is required to complete specific research activities within a defined period of time. The Group’s funding is fixed and received based on the satisfactory completion of the agreed research activities and incurring the related costs.

The Group was awarded a grant by Eurostars/Innosuisse in 2019 for CHF 0.5 million of which CHF 0.38 million were paid as of December 31, 2022 and CHF 0.12 million in February 2023. As of December 31, 2022 the Group recognized CHF 0.12 million as other receivables (CHF 0.13 million as of December 31, 2021). For the year ended December 31, 2022, the amount recognized in other income is nil (CHF 0.2 million for the years ended December 31, 2021 and 2020 respectively).

The Group additionally recognized other income from IT consultancy agreements.

16. Operating costs

	2022	2021	2020
Staff costs (note 17)	7,053,102	4,737,138	4,397,004
Depreciation (notes 8/9)	323,144	347,613	378,754
External research and development costs	10,029,786	9,014,083	6,981,854
Laboratory consumables	319,305	295,377	295,005
Patent maintenance and registration costs	318,194	266,043	328,177
Professional fees	1,424,333	1,379,734	1,399,123
Short term leases	47,283	37,512	36,651
D&O insurance	1,591,231	1,591,882	1,505,897
Other operating costs	858,788	989,840	799,952
Total operating costs	21,965,166	18,659,222	16,122,417

The evolution of the total operating costs is mainly driven by external research and development expenses, staff costs, D&O insurance, professional fees and other operating costs.

During the year ended December 31, 2022, total operating costs increased by CHF 3.3 million compared to the year ended December 31, 2021, primarily due to increased staff costs for CHF 2.3 million mainly due to higher share-based compensation costs. During the same period, the external research and development costs increased by CHF 1.0 million primarily due to dipraglurant clinical development activities for CHF 0.4 million and discovery activities for CHF 0.6 million.

During the year ended December 31, 2021, total operating costs increased by CHF 2.5 million compared to the year ended December 31, 2020, primarily due to increased external research and development costs of CHF 2.0 million including CHF 0.6 million for dipraglurant PD-LID program, CHF 0.6 million for dipraglurant blepharospasm program and CHF 0.1 million for GABAB PAM program. During the same period, staff costs increased by CHF 0.3 million primarily due to the strengthening of our R&D team.

17. Staff costs

	2022	2021	2020
Wages and salaries	3,343,645	3,280,004	2,959,856
Social charges and insurances	394,797	396,149	315,164
Value of share-based services (note 13)	3,034,740	946,632	901,425
Retirement benefit (note 19)	279,920	114,353	220,559
Total staff costs	7,053,102	4,737,138	4,397,004

Total staff costs increased by CHF 2.3 million for the year ended December 31, 2022, compared to the same period in 2021, primarily due to higher share-based compensation cost including CHF 1.8 million for the increase in fair value of equity incentive units due to the reduction of their strike price (see note 13).

The wages and salaries increased by CHF 0.3 million for the year ended December 31, 2021 compared to the same period in 2020, primarily due to an increase in the average number of full-time equivalent employees from 22 in 2020 to 25 in 2021.

18. Taxes

	December 31, 2022	December 31, 2021	December 31, 2020
Loss before tax	20,804,213	15,351,914	12,858,599
Tax calculated at a tax rate of 13.99%	2,910,509	2,147,733	1,798,918
Effect of different tax rates in USA and France	3,801	5,398	11,046
Deductible expenses charged against equity / deferred costs for issuance of shares	178,015	382,829	78,164
Sale of treasury shares by a subsidiary, recognized as financial loss (income) in standalone financial statements	1,666,594	(8,556)	(71,285)
Expenses not deductible for tax purposes	(514,017)	(145,195)	(160,729)
Temporary differences	(1,324)	(954)	(2,515)
Total tax losses not recognized as deferred tax asset	(4,243,578)	(2,381,255)	(1,653,599)
Income tax expense	—	—	—

The Group has decided not to recognize any deferred income tax assets at December 31, 2022, 2021 or 2020. The key factors which have influenced management in arriving at this evaluation are the fact that the Group has not yet a history of making profits and product development remains at an early stage.

The amount of deferred income tax assets that arises from sources other than tax losses carried forward and the amount of deferred income tax liabilities are insignificant compared to the unrecognized tax losses carried forward.

The tax losses carried forward by the Group and their respective expiry dates are as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
2021	—	—	1,224,210
2022	—	3,540,541	3,540,541
2023	141,425,567	141,425,567	141,425,567
2024	290,949	290,949	290,949
2025	3,586,490	3,586,490	3,586,490
2026	23,467,840	23,467,840	23,467,858
2027	12,590,566	9,831,196	9,834,674
2028	28,427,419	24,391,568	—
2029	65,367,349	—	—
Total unrecorded tax losses carry forwards.	275,156,180	206,534,151	183,370,289

Tax losses carried forward expiring in 2027 and 2028, have been increased by CHF 4.0 million and CHF 2.8 million respectively due to final tax returns for the fiscal years ended December 31, 2020 and 2021 received from Swiss tax administration in 2022.

As of December 31, 2022, the unrecorded tax losses carried forward increased to CHF 275,156,180 (2021: CHF 206,534,151, 2020: CHF 183,370,289).

19. Retirement benefit obligations

Apart from the social security plans fixed by the law, the Group sponsors an independent pension plan. The Group has contracted with Swiss Life for the provision of occupational benefits. All benefits in accordance with the regulations are reinsured in their entirety with Swiss Life within the framework of the corresponding contract. This pension solution fully reinsures the risks of disability, death and longevity with Swiss Life. Swiss Life invests the vested pension capital and provides a 100% capital and interest guarantee. The pension plan is entitled to an annual bonus from Swiss Life comprising the effective savings, risk and cost results. Although, as is the case with many Swiss pension plans, the amount of ultimate pension benefit is not defined, certain legal obligations of the plan create constructive obligations on the employer to pay further contributions to fund an eventual deficit; this results in the plan nevertheless being accounted for as a defined benefit plan. All employees are covered by this plan, which is a defined benefit plan. Retirement benefits are based on contributions, computed as a percentage of salary, adjusted for the age of the employee and shared approximately 46% / 54% by employee and employer. In addition to retirement benefits, the plans provide death and long-term disability benefits to its employees. Liabilities and assets are revised every year by an independent actuary. Assets are held in the insurance company. In accordance with IAS 19 (revised), plan assets have been estimated at fair market values and liabilities have been calculated according to the “projected unit credit” method. The Group recorded a pension benefit charge in 2022 of CHF 279,920 (respectively CHF 114,353 in 2021 and CHF 220,559 in 2020) as part of staff costs.

Employment benefit obligations

The amounts recognized in the balance sheet are determined as follows:

	December 31,	December 31,
	2022	2021
Defined benefit obligation	(7,682,529)	(9,276,675)
Fair value of plan assets	7,867,835	7,995,150
Effect of asset ceiling	(185,306)	—
Funded status surplus/ (shortfall)	—	(1,281,525)

As of December 31, 2022, the funded status had a surplus of CHF 0.2 million that has not been recorded as an asset in accordance with the asset ceiling rules and minimum funding requirements whilst they were in a shortfall situation of CHF 1.3 million as of December 2021. The decrease of the present value of the defined benefit obligation is primarily due to the increase of the discount rate to 2.30% as of December 31, 2022 compared to 0.35% as of December 31, 2021.

The amounts recognized in the statement of comprehensive loss are as follows:

	2022	2021	2020
Current service cost	(306,491)	(325,144)	(315,727)
Past service cost	36,459	219,104	102,764
Interest cost	(98,639)	(23,742)	(21,799)
Interest income	88,751	15,429	14,203
Company pension amount (note 17)	(279,920)	(114,353)	(220,559)

The conversion rates have changed in April 2022, January 2021 and January 2020 which has led to a positive past service cost during the years ended December 31, 2022, 2021 and 2020.

The movements in the defined benefit obligations during the year are as follows:

	2022	2021
Defined benefit obligation at beginning of year	(9,276,675)	(9,406,967)
Current service cost	(306,491)	(325,144)
Past service cost	36,459	219,104
Interest cost	(98,639)	(23,742)
Employee contributions	(244,097)	(222,772)
Actuarial gain arising from changes in financial assumptions	1,923,273	295,480
Actuarial gain arising from changes in demographic assumptions	51,085	186,583
Actuarial gain/ (loss) on experience adjustment	6,850	(115,175)
Benefits paid	225,706	115,958
Defined benefit obligations at end of year	(7,682,529)	(9,276,675)

The movements in the fair value of plan assets during the year are as follows:

	2022	2021
Fair value of plan assets at beginning of year	7,995,150	7,714,430
Interest income	88,751	15,429
Employee contributions	244,097	222,772
Employer contributions	291,313	264,817
Plan assets loss	(525,770)	(106,340)
Benefits paid	(225,706)	(115,958)
Fair value of plan assets at end of year	7,867,835	7,995,150

As of the date of the preparation of these consolidated financial statements, the 2022 annual report of the pension fund has not yet been issued, and therefore the detailed structures and assets held at December 31, 2022, are not currently available for presentation. However, the detailed assets held at December 31, 2021, which were reported to the Group on May 3, 2022 by its plan administrator, are as follows:

December 31,
2021
Cash	1.79%
Bonds	52.36%
Equity instruments	11.16%
Real estate	22.75%
Mortgages	10.22%
Others	1.72%
Total	100.00%

The principal actuarial assumptions used were as follows:

	December 31, 2022	December 31, 2021
Discount rate	2.30%	0.35%
Mortality tables	BVG2020 GT	BVG2020 GT
Salary growth rate	1.20%	1.00%
Pension growth rate	0.00%	0.00%

The following sensitivity analysis shows the impact of increasing or decreasing certain assumptions on the defined benefit obligation of the Swiss pension plan:

●	0.25% increase or decrease in the discount rate would lead to a decrease of 3.09% (2021: 3.93)% or an increase of 3.48% (2021: 4.52)% in the defined benefit obligation.
●	0.25% increase or decrease in the interest rate on retirement savings capital would lead to an increase of 1.06% (2021: 0.58)% or a decrease of 1.03% (2021: 0.52)% in the defined benefit obligation.
●	0.25% increase or decrease in salaries would lead to an increase of 0.09% (2021: 0.01)% or a decrease of 0.09%(2021: no decrease) in the defined benefit obligation; and
●	+/-1 year in the life expectancy would lead to an increase of 1.02% (2021: 1.63)% or a decrease of 1.07% (2021: 1.69)% in the defined benefit obligation.

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

The estimated employer contributions to pension plans for the financial year 2023 amount to CHF 288,000. The following table shows the funding of the defined benefit pensions and the components of the costs recognized in other comprehensive income:

	2022	2021
Present value of defined benefit obligation	(7,682,529)	(9,276,675)
Fair value of plan assets	7,867,835	7,995,150
Effect of asset ceiling	(185,306)	—
Surplus / (Deficit) in the plan	—	(1,281,525)
Actuarial gain on defined benefit obligation	1,981,208	366,888
Actuarial loss on plan assets	(525,770)	(106,340)
Change in the effect of the asset ceiling	(185,306)	—
Total	1,270,132	260,548

The following table shows the estimated benefit payments for the next ten years where the number of employees remains constant:

2023	374,000
2024	748,000
2025	501,000
2026	357,000
2027	358,000
2028-2032	2,238,000

20. Finance result, net

	2022	2021	2020
Interest income	29,251	5,322	35,305
Interest expense on leases	(23,019)	(23,866)	(19,042)
Interest cost	(25,878)	(39,146)	(50,460)
Foreign exchange (losses)/gains, net	(264,360)	211,693	(581,128)
Finance result, net	(284,006)	154,003	(615,325)

The evolution of the finance result is mainly driven by foreign exchange losses and gains on our U.S Dollar cash deposits due to the evolution of the exchange rate of U.S Dollar compared to the Swiss franc. Finance result was a net loss of CHF 0.3 million and CHF 0.6 million respectively for the years ended December 31, 2022 and 2020, whilst it was a net gain of CHF 0.2 million for the year ended December 31, 2021.

21. Loss per share

Basic and diluted loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of shares in issue during the year excluding treasury shares.

	2022	2021	2020
Loss attributable to equity holders of the Company	(20,804,213)	(15,351,914)	(12,858,599)
Weighted average number of shares in issue	45,184,865	34,119,666	26,681,774
Basic and diluted loss per share	(0.46)	(0.45)	(0.48)

The Company has four categories of dilutive potential shares: treasury shares, equity sharing certificates (“ECSs”), share options and warrants which have been ignored in the calculation of the loss per share for the year ended December 31, 2022, 2021 and 2020, as they would be antidilutive.

In addition to treasury shares, the total number of dilutive instruments as of December 31, 2022 is 30,874,670 (2021: 29,590,875 and 2020: 13,034,108) which consists of 777,000 ESOP, 5,866,898 warrants granted to investors on March 28, 2018 and 24,230,772 warrants granted to one investor (9,230,772 warrants on December 21, 2021 and 15,000,000 on July 26, 2022 respectively). As of December 31, 2021, dilutive instruments primarily consist of 198,750 ESCs (2020: 198,750), 8,615,885 ESOP (2020: 6,768,460), 5,866,898 warrants granted to investors on March 28, 2018 (2020: 5,866,898), 9,230,772 warrants and 5,478,570 pre-funded warrants granted to one investor on December 21, 2021. These options could potentially dilute basic earnings per share in the future.

22. Commitments and contingencies

Capital commitments

As at December 31, 2022 and 2021, the Group has no contracted capital expenditure.

Contingencies

As part of the ordinary course of business, the Group is subject to contingent liabilities in respect of certain litigation. Currently, there is no outstanding litigation with a possible negative effect on the Group.

23. Related party transactions

Related parties include members of the Board of Directors and the Executive Management of the Group. The following transactions were carried out with related parties:

Key management compensation

	2022	2021	2020
Salaries, other short‑term employee benefits and post-employment benefits	1,619,186	1,502,377	1,314,723
Consulting fees	151,639	224,091	317,425
Share‑based compensation	3,196,353	955,051	975,579
Total	4,967,178	2,681,519	2,607,727

Salaries, other short-term employee benefits and post-employment benefits relate to members of the Board of Directors and Executive Management who are employed by the Group. Consulting fees relate mainly to Roger Mills, a member of the Executive Management who delivers his services to the Group under a consulting contract. The Group has a net payable to the Board of Directors and Executive Management of CHF 0.1 million as of December 31, 2022 (December 31, 2021: CHF 0.2 million). Share-based compensation relates to the fair value of equity incentive units recognized through profit and loss following their vesting plan.

24. Events after the balance sheet date

The Group sold 3,742,506 treasury shares for a gross amount of CHF 1.2 million under the sale agency agreement with Kepler Cheuvreux, between the closing date and the approval of these consolidated financial statements. The number of outstanding shares amounts to 80,879,591 on March 28, 2023 excluding 34,468,720 treasury shares directly held by Addex Pharma SA.