Form 20-F
period 2023-12-31
Addex Therapeutics Ltd.
filed 2024-04-18
CIK 1574232

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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
each representing 120 ordinary shares,
CHF 0.01 per share

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

Shares, par value CHF 0.01 per share: 125,195,393 shares outstanding as of December 31, 2023

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

Unless otherwise indicated or the context otherwise requires, all references in this Annual Report on Form 20-F to the terms “Addex,” “Addex Therapeutics,” “Addex Therapeutics Ltd,” “the company,” the “Group” “we,” “us” and “our” refer to Addex Therapeutics Ltd together with its subsidiaries.

We own trademarks for Addex Pharmaceuticals in Switzerland. All other trade names, trademarks and service marks of other companies appearing in this Annual Report on Form 20-F are the property of their respective holders. Solely for convenience, the trademarks and trade names in this Annual Report on Form 20-F may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Our ADSs are traded on the Nasdaq Capital Market, or Nasdaq, under the symbol “ADXN”. Effective October 23, 2023, the ratio of ordinary shares per ADS was changed to one hundred and twenty shares per ADS. From January 29, 2020 to October 22, 2023, the ADSs traded on Nasdaq with a ratio of six shares per ADS. Unless indicated or the context otherwise requires, all per ADS amounts and numbers of ADSs in this Annual Report on Form 20-F have been retrospectively adjusted for the ADS Ratio Change.

Our reporting currency is the Swiss franc. The exchange rate between the Swiss franc and the U.S. dollar as of April 9, 2024 was USD 1.11 per CHF 1.0. We present our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Readers of this Annual Report on Form 20-F should note that there may be certain differences between the presentation of our financial position, results of operations and cash flows under IFRS and U.S. generally accepted accounting principles.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this Annual Report on Form 20-F, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this Annual Report on Form 20-F, the words “anticipate,” “believe,” “continue” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “ongoing,” “objective,” “plan,” “potential,” “predict,” “should,” “will” and “would,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	the development of our drug candidates, including statements regarding the timing of initiation, completion and the outcome of pre-clinical studies or clinical trials and related preparatory work, the period during which the results of the studies or trials will become available and our research and development programs with respect to our drug candidates;
●	the impact of global macroeconomic conditions, including pandemics, heightened inflation, the U.S Federal reserve raising interest rates, bank failures and geopolitical risks, on our business and operations;
●	our ability to obtain and maintain regulatory approval of our drug candidates in the indications for which we plan to develop them, and any related restrictions, limitations or warnings in the label of an approved drug or therapy;
●	our plans to collaborate, or statements regarding the ongoing collaborations, with partner companies;
●	our plans to research, develop, manufacture and commercialize our drug candidates;
●	the timing of our regulatory filings for our drug candidates;
●	the size and growth potential of the markets for our drug candidates;
●	our ability to raise additional capital;
●	our commercialization, marketing and manufacturing capabilities and strategy;
●	our expectations regarding our ability to obtain and maintain intellectual property;
●	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;
●	how long we will qualify as an emerging growth company or a foreign private issuer;
●	our estimates regarding future revenue, expenses and needs for additional financing;
●	our belief about the duration of our cash runway;
●	regulatory developments in the United States, European Union and other jurisdictions; and
●	other risks and uncertainties, including those listed in this section of this Annual Report on Form 20-F titled “Item 3.D—Risk Factors.”

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

Not applicable.

Item 3. Key Information.

A.[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this Annual Report on Form 20-F and in our other filings with the United States Securities and Exchange Commission, or the SEC, including the following risk factors which we face, and which are faced by our industry. Our business, financial condition, results of operations and growth prospects could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this Annual Report and our other SEC filings. See “Special Note Regarding Forward-Looking Statements” above.

Summary Risk Factors

●	We will need significant amounts of additional new capital to fund our continued development activities.
●	We are a development-stage company working with novel approaches to therapeutics, which may not be successful.
●	We have no products on the market and we may never generate revenue from the sale or licensing of drug candidates.
●	Our dependence on Janssen to develop and commercialize ADX71149 and Indivior to develop and commercialize our GABAB PAM program exposes us to significant risks.
●	If third parties on which we depend to conduct our clinical trials do not perform as contractually required, fail to satisfy regulatory or legal requirements or miss expected deadlines, our clinical development program could be delayed and otherwise adversely affected.
●	Our ADSs may be delisted from Nasdaq which could negatively impact the price of our ADSs, our liquidity and our ability to access the capital markets.
●	Because we rely on third party manufacturing and supply partners, our clinical development supplies and other materials may become limited or interrupted or may not be of satisfactory quality.

●	Our drug candidates must prove their efficacy and safety in rigorous clinical testing that is expensive, time-consuming and may be delayed, suspended or terminated at any time.
●	We face competition from entities that have developed or may develop similar or different drug candidates aimed at the indications on which we are focusing.
●	Any commercialization efforts by us will require us to develop sales, marketing and distribution capabilities internally or through arrangements with third parties.
●	The exercise of equity incentive instruments granted under our equity incentive plan or warrants granted to Investors could dilute our share capital.
●	We have determined that we are a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes, for which the consequences to U.S. holders of our shares or ADSs representing our shares may be adverse.

Risks Related to Our Business

We will need significant amounts of additional new capital to fund our continued development activities.

We have incurred recurring losses since inception. Although we expect to reduce our operating losses in future periods relative to prior period, we expect to generate operating losses for the foreseeable future. Our losses have resulted principally from costs incurred in research and development of our drug candidates and general and administrative expense. The amount of future losses is uncertain and our ability to achieve profitability, if ever, will depend on, among other things, us or our partners successfully developing drug candidates, obtaining regulatory approval to market and commercialize drug candidates, manufacturing any approved products on commercially reasonable terms, establishing a sales and marketing organization or suitable third party alternatives for any approved product and raising sufficient funds to finance our activities.

We will need significant amounts of additional new capital to fund our continued GABAB PAM and dipraglurant for Parkinson’s disease and post-stroke/traumatic brain injury (TBI) recovery development activities, and we cannot guarantee that we will have sufficient funds available in the future to develop and commercialize our current or future drug candidates. As of December 31, 2023, we had cash and cash equivalents of CHF 3.9 million. Between the closing date and the issuance date of our Annual Report on Form 20-F, we have raised a total of CHF 5.2 million including CHF 5.0 million from the sale of our allosteric modulator drug discovery technology platform and wholly owned preclinical programs and CHF 0.2 million under our sales agency agreement with Kepler Cheuvreux. To date, we have funded our operations through equity offerings, payments from licensors and divestment of selected assets. We have limited sources of revenue and will need substantial additional capital to develop and commercialize our drug candidates. We may be unable to raise additional capital when needed, or at all, which could force us to reduce or discontinue operations.

We believe that our current cash and cash equivalents are sufficient to fund our operating expenses through 2026. We cannot assure you of our ability to finance our operations and pursue our intended development plans beyond that date as it will depend on our ability to generate additional funding through current and further partnerships or grants and amounts we may raise through further financings such as additional equity offerings, including offerings under our sales agreements with H.C. Wainwright and Kepler Cheuvreux. If our development plans are not successful, we may not be able to generate additional funding through partnerships or grants, or raise further financing through equity offerings or otherwise, or we may only be able to do so on terms that are not favorable to our shareholders.

To the extent that we raise additional capital through the issuance of shares, our existing shareholders will be diluted and newly issued shares may contain senior rights and preferences compared to currently outstanding shares. We may receive future milestone payments from licensors but that is dependent on achieving certain regulatory or commercial milestones that may never happen. We may seek additional funding through public or private financings, debt financing or collaboration agreements. The inability to obtain funding, as and when needed, would have a negative impact on our financial condition and ability to pursue our business strategies. If we are unable to obtain the required funding to run our operations and to develop and commercialize our candidates, we could be forced to postpone the development of our drug candidates.

We are currently conducting our business under a service agreement with Neurosterix. In order to internally develop our programs, including dipraglurant, we may need to significantly expand our operations.

On April 2, 2024, we sold our allosteric modulator drug discovery technology platform and wholly owned pre-clinical programs to Neurosterix Pharma Sàrl (Neurosterix), a new company funded by Perceptive Xontogeny Venture Fund II L.P, Perceptive Life Sciences Master fund Ltd and Acorn Bioventures 2, L.P (the “Transaction”). As part of the Transaction, Addex received CHF 5.0 million in cash and shares representing a 20% indirect equity interest in Neurosterix. As of the date of the Transaction, all employees of Addex, other than our Head of Finance, became employees of Neurosterix. Pursuant to a service agreement, certain former Addex employees, including our Chief Executive Officer, will dedicate a portion of their time to Addex. We may need to significantly expand our operations in order to continue to develop our programs. We may not be successful in expanding our operations, and any such expansion may be expensive.

We have no products on the market and we may never commercialize our drug candidates.

Our ability to achieve and sustain profitability depends on obtaining regulatory approvals for and successfully commercializing our drug candidates, either alone or with third parties, such as our partner for ADX71149, Janssen, and our partner for GABAB PAM, Indivior. Currently, none of our drug candidates have been approved for marketing and commercialization or is in Phase 3 trials. We cannot guarantee that any of our drug candidates will be successfully tested, approved by the U.S. Food and Drug Administration (FDA), the European Medicines Agency (EMA), Swissmedic, Swiss Agency for Therapeutic Products, or any other regulatory agency or marketed and commercialized at any time in the foreseeable future or at all. If approval is obtained for a drug candidate, we cannot assure you that we will be able to generate or sustain revenue from any sales due to factors such as whether the product is manufactured at a competitive cost or accepted in the market, as well as general and industry-specific local and international economic pressures. Should we progress a program for a rare disease indication with the potential for orphan drug designation, the size of the patient population for even an approved product is limited.

Our business could be adversely affected by health pandemics and geopolitical risks

Our business could be adversely affected by health epidemics and geopolitical risks in regions where we or our partners have concentrations of clinical trial sites or other business operations and could cause significant disruption in the operations of third-party manufacturers and CROs upon whom we or our partners rely. Health pandemics may pose the risk that we, employees, contractors, collaborators and our partners may be prevented from conducting certain pre-clinical tests, clinical trials or other business activities for an indefinite period of time, including due to travel restrictions, quarantines, “stay-at-home” and “shelter-in-place” orders or shutdowns that have been or may in the future be requested or mandated by governmental authorities. For example, the COVID-19 pandemic impacted and could in the future impact our business and ongoing and planning clinical trials led us or by partners, including as a result of delays or difficulties in clinical site initiation, difficulties in recruiting and retaining clinical site investigators and clinical site staff and interruption of our clinical supply chain or key clinical trial activities, such as clinical trial site monitoring, and supply chain interruptions caused by ongoing restrictions for the supply of materials for drug candidates or other materials necessary to manufacture product to conduct preclinical tests. Geopolitical risks such as Russia-Ukraine war or conflicts in the Middle East may create global security concerns including the possibility of an expanded regional or global conflict and potential ramifications such as disruption of the supply chain including research and development activities being conducted by us and our strategic partners. We and our partners rely on global networks of contract research organizations to engage clinical study sites and enroll patients, certain of which are in Russia and Ukraine. Delays in research and development activities of us and our partners could increase associated costs and, depending upon the duration of any delays, require us and our partners to find alternative suppliers at additional expense. In addition, Russia-Ukraine war has had significant ramifications on global financial markets, which may adversely impact our ability to raise capital on favorable terms or at all.

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

Our dependence on Janssen to develop and commercialize ADX71149 and Indivior to develop and commercialize GABAB PAM drug candidates exposes us to significant risks.

Our collaboration with Janssen, Indivior and any future partner, may not be scientifically, clinically or commercially successful. We are dependent upon Janssen and Indivior, and may be dependent upon any other partners with which we may collaborate in the future, to perform and fund development activities, including clinical testing, regulatory filings and the manufacture and marketing of products. Under our collaboration and license agreements with our partners, our partners have sole responsibility for the financing and development of selected compounds through preclinical and clinical trials, as well as registration procedures and commercialization, if any, in the United States, Japan, the United Kingdom, Germany, France, Spain and Italy. Our partners have authority over all aspects of the development of selected compounds and may develop or commercialize third-party compounds with a different mechanism of action for identical use. Our role on the joint development committee formed under the collaboration and license agreement is advisory and we do not have authority to determine or veto actions. Our partners may take independent action concerning product development, marketing strategies, manufacturing and supply issues and rights relating to intellectual property. Thus, the success of ADX71149 and GABAB PAM programs for the treatment of CNS and related diseases currently depends entirely upon the efforts of Janssen and Indivior, respectively. Janssen and Indivior each have significant discretion in determining the efforts and resources it applies to the development and, if approval is obtained, commercialization and marketing of ADX71149 and GABAB PAM programs, respectively. Janssen and Indivior may not be effective in obtaining approvals in their respective fields of use, marketing any approved products or arranging for any necessary sublicense, supply, manufacturing or distribution relationships, or our partners may change their strategic focus or pursue alternative technologies in a manner that results in reduced or delayed revenue to us. Our partners have a variety of marketed products and their own corporate objectives may not be consistent with our best interests. Changes of this nature might also occur if our partners are acquired or experience changes in management. In any future disagreement with us, our partners will have significantly greater financial and managerial resources on which to draw. Any disagreement could lead to lengthy and expensive litigation or other dispute resolution proceedings as well as extensive financial and operational consequences to us and have a material adverse effect on our business, financial conditions, results of operations and prospects.

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

Even if Phase 3 clinical trials are initiated in ADX71149 or any other product candidate and they are completed, there can be no assurance that we will receive approval from the FDA, the EMA, Swissmedic, Swiss Agency for Therapeutic Products, or any other relevant government agencies. Any approval may be delayed or may be obtained on restrictive terms. This may occur if a drug candidate does not show acceptable safety and efficacy in preclinical studies and clinical trials or otherwise does not meet applicable regulatory standards for approval or the drug candidate does not prove as effective as, or does not offer therapeutic or other improvements over, existing or future drugs used to treat the same or similar illness or conditions. Failure by us or a partner to obtain approval for drug candidates could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our success depends in part on our ability to obtain patent protection for our drug candidates and processes, preserve our trade secrets and other proprietary rights and to defend and enforce our rights against infringement in Europe, the United States and other countries. If we are unable to do so, our drugs, technologies and know-how may not provide us with a competitive advantage. The validity and breadth of claims in patent applications involve complex legal and factual questions and, therefore, involve uncertainty. We owned 10 U.S. and at least 179 foreign patents and a number of pending patent applications that cover various aspects of our technologies at the issuance date of this annual report on Form 20-F. No assurance can be given that patents based on pending patent applications or any future patent applications will be issued. We may need to refine or narrow our claims. Due to their broad scope, some of our generic compound claims may not be patentable. Other of our patent applications may not be granted if third parties have earlier filed applications for inventions covered by our pending patent applications. The scope of any patent protection we are able to obtain may not provide us with sufficient protection against competing drugs or provide competitive advantages to us. Any of the patents that have been or may be issued to us may be held invalid or unenforceable if subsequently challenged by competitors or other third parties. Furthermore, there can be no assurance that others have not developed or will not develop similar drugs, duplicate any of our drugs or design around any patents that have been or may be issued to us. Any of our granted, valid and enforceable patents will provide protection for only a limited period of time. We cannot assure that we will obtain any extensions of patent protection that are sometimes offered if certain clinical development extension application deadlines are met or that we will be successful in seeking any method of use patent. If a method of use patent is granted but product patents are not granted or expire, third parties would be able to develop products using the method in indications not covered by the method of use patent.

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

Our current and future arrangements with healthcare professionals, principal investigators, consultants, customers (including governmental bodies) and third-party payors subject us to various federal and state fraud and abuse laws and other healthcare laws. These laws may impact, among other things, our current and future business operations, including our clinical research activities, and proposed sales, marketing and education programs and constrain the business or financial arrangements and relationships with healthcare providers and other parties through which we market, sell and distribute our products for which we obtain marketing approval. These laws include, without limitation, anti-kickback and false claims laws and regulations, data privacy and security laws, and transparency laws and regulations. Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to substantial civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participating in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm and the curtailment or restructuring of our operations. To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post marketing requirements, including safety surveillance, anti-fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

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

In addition, given recent federal and state government initiatives directed at lowering the total cost of healthcare, Congress and state legislatures will likely continue to focus on healthcare reform, the cost of prescription drugs and biologics and the reform of the Medicare and Medicaid programs. While we cannot predict the full outcome of any such legislation, it may result in decreased reimbursement for drugs and biologics, which may further exacerbate industry-wide pressure to reduce prescription drug prices. This could harm our ability to generate revenue. At the federal level, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, the U.S. Department of Health and Human Services, or HHS, released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. In addition, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which, among other things (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions take effect progressively starting in fiscal year 2023. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although be the Medicare drug price negotiation program is currently subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. In response to the Biden administration’s October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the Centers for Medicare & Medicaid, or CMS, Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future. Further, on December 7, 2023, the Biden administration announced an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act. On December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework. We expect that additional state and federal healthcare reform measures may be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare therapies. Additionally, such legislation, or similar regulatory changes, could put competitive pressure on our ability to profitably price our products, which, in turn, could adversely affect our business, results of operations, financial condition and prospects. It is also possible that other legislative proposals having similar effects will be adopted.

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

Our or a partner’s ability successfully to commercialize our drug candidates and to attract strategic partners for our drug candidates or future drugs will depend in part on price levels and on the extent to which reimbursement for the costs of treatment with these drug candidates will be available from government health administration authorities, private health insurers and other third-party payors, as well as government health care programs. There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, for example, principal decisions about reimbursement for new products are typically made by CMS and private third-party payors often follow CMS’s decisions regarding coverage and reimbursement to a substantial degree. However, one third-party payor’s determination to provide coverage for a product candidate does not assure that other payors will also provide coverage for the drug candidate. Further, no uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor. Further, coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained, less favorable coverage policies and reimbursement rates may be implemented in the future. Governments and other third-party payors are increasingly attempting to contain health care costs, in part by challenging the price of medical drugs and services or by restricting the eligibility for reimbursement. Health care cost pressure could lead to pricing pressure which could adversely affect pricing of ADX71149, GABAB PAM and our other potential drugs. Seeking third-party reimbursement is a time-consuming and costly process, which will require us and our partners to provide scientific and clinical support for the use of each of our drug candidates to each third-party payor separately. Significant uncertainty exists as to the payment status of newly approved medical drugs. The unavailability or inadequacy of third-party reimbursement, or legislation controlling treatments or prices, could have an adverse effect on the price level and consequently the market acceptance of our drug candidates and may have a material adverse effect on our results or operations, financial condition and prospects.

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

For the year ended December 31, 2023, approximately 30% and 3% of our costs and revenue, respectively, were denominated in currencies other than the Swiss franc. As a result, our business is affected by fluctuations in foreign exchange rates between the Swiss franc and other currencies. A significant amount of our costs is denominated in currencies other than Swiss francs, particularly U.S. dollars, Euros and British pounds, as we source supplies, research and development, consulting and other services in several countries other than Switzerland. Our revenue is mostly denominated in Swiss Francs for the twelve-month period ending December 31, 2023. Nevertheless, we expect to receive significant amounts from currencies other than Swiss francs in the medium and long term due to agreements with milestones payable in U.S dollars or Euros. Under our agreement with Janssen, all milestone payments and royalties payable by Janssen to us are denominated in Euros. Furthermore, under our agreement with Indivior, all milestones payments and royalties payable by Indivior to us are denominated in U.S dollars whilst research funding may be denominated either in Swiss francs or U.S dollars. Since our reporting currency is the Swiss franc, we convert financial line items into Swiss francs at the applicable foreign exchange rates. We expect that a significant part of our costs will continue to be denominated in U.S. dollars, Euros or British pounds. We expect as well that a significant part of our revenue, including milestone payments and royalties, will be denominated in U.S. dollars and Euros in the medium and long term due to the agreements currently on force with Jansen and Indivior. Unfavorable fluctuations in the value of the Swiss franc compared to these other currencies could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to risks related to data privacy concerns, cybersecurity breaches and failure to comply with privacy regulations and security requirements relating to data.

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

Cybersecurity attacks on our servers, information systems and databases, or the third-party servers, information systems and databases on which our information is stored, could compromise the security of our data or could cause interruptions in the operations of our businesses. Notwithstanding safeguards, cybersecurity breaches, internal security breaches, physical security breaches or other unauthorized or accidental access to our servers, other information systems or databases could result in tampering with, or the theft or publication of, sensitive information or the deletion or modification of data, or could otherwise cause interruptions in our operations.

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

Our ADSs may be delisted from Nasdaq which could negatively impact the price of our ADSs, our liquidity and our ability to access the capital markets.

Our ADSs are currently listed on Nasdaq under the symbol “ADXN.” The listing standards of Nasdaq provide that a company, in order to qualify for continued listing, must maintain a minimum bid price of USD 1.00 and satisfy standards relative to minimum shareholders’ equity, minimum market value of publicly held shares and various additional requirements. On May 18, 2023, we received a letter from the staff of Nasdaq notifying us that, for the previous 30 consecutive business days, the bid price for our ADSs had closed below the minimum USD 1.00 bid price requirement for continued listing on Nasdaq under Nasdaq Listing Rule 5550(a)(2). In order to regain compliance, the closing bid price of our ADSs have to meet or exceed USD1.00 per ADS for at least ten consecutive business days during the 180-calendar day grace period. In order to regain compliance, we effected the ADS Ratio Change, which went effective on October 23, 2023. On November 8, 2023, we announced that we had received a written notification from the staff of Nasdaq notifying us that we had regained compliance with the continued listing rule relating to the minimum bid price requirement of USD 1.00 per ADS. In the future, we may be subject to further written notifications from Nasdaq related to non-compliance with its continued listing rules such as minimum shareholders’ equity.

The ADS Ratio Change had the same effect as a one for twenty reverse ADS split. It cannot be assured that the ADS Ratio Change will result in any sustained proportionate increase in the market price of our ADSs, which is dependent upon many factors, including the business and financial performance of the company, general market conditions, and prospects for future success, which are unrelated to the number of our ADSs outstanding. It is not uncommon for the market price of a company’s ordinary shares to decline in the period following a reverse stock split.

If Nasdaq delists our securities from trading on its exchange for failure to meet the listing standards, we and our stockholders could face significant negative consequences including:

●	limited availability of market quotations for our securities;
●	a determination that the ADSs are a “penny stock” which would require brokers trading in the ADSs to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for the ADSs;
●	a limited amount of analyst coverage, if any; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

Delisting from Nasdaq could also result in other negative consequences, including the potential loss of confidence by third parties such as institutional investors and fewer business development opportunities.

If our ADSs are delisted from Nasdaq, we believe that they may be eligible to be quoted on the inter- dealer electronic quotation and trading system operated by OTC Markets Group Inc., commonly referred to as the Pink Open Market and we may also qualify to be traded on their OTCQB market (The Venture Market). These markets are generally not considered to be as efficient as, and not as broad as, Nasdaq. Selling our ADSs on these markets could be more difficult because smaller quantities of ADSs would likely be bought and sold, and transactions could be delayed. In addition, in the event our ADSs are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our ADSs or even holding our ADSs, further limiting the liquidity of our ADSs. These factors could result in lower prices and larger spreads in the bid and ask prices for our ADSs.

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

Future sales of a substantial number of ADSs representing our shares or our shares, or the perception that such sales will occur, could cause a decline in the market price of ADSs representing our shares and our shares. As of February 29, 2024, we had 128,257,059 outstanding shares, including 56,097,437 treasury shares indirectly held through our wholly-owned subsidiary Addex Pharma SA. Of these 128,257,059 outstanding shares, 26,835,840 are in the form of 223,632 ADSs. All of our outstanding shares and ADSs representing our shares are freely tradeable on SIX and Nasdaq respectively. In addition, other than shares held by our affiliates, all such shares are able to be deposited with the depositary in exchange for ADSs representing such shares at the ratio referred to on the cover page of this Annual Report on Form 20-F, which ADSs will be freely tradeable. If holders sell substantial amounts of ADSs or shares in the respective public markets therefor, or if the market perceives that such sales may occur, the market price of ADSs representing our shares and our shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected. In addition, we may from time to time sell shares to the public, including pursuant to our at-the-market offering facility with H.C. Wainwright & Co., or our sale agency agreement with Kepler Cheuvreux.

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

Pursuant to our existing equity incentive plan, employee stock option plan, or ESOP, and warrants may be exercisable at prices below the market price of our shares at the time of exercise. To the extent that these instruments are exercised in the future, holders of our registered shares will be diluted. As of February 29, 2024, there were 69,686,088 shares reserved for issuance pursuant to subscription rights outstanding under our existing equity incentive plan, including primarily 61,676,618 warrants and 8,009,470 shares reserved for the ESOP.

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

Although we currently qualify as a foreign private issuer, in order to maintain this status, as of each June either (a) a majority of our shares, including shares represented by ADSs, must be either directly or indirectly owned of record by non-residents of the United States or (b) (i) a majority of our executive officers or directors must not be U.S. citizens or residents, (ii) more than 50 percent of our assets must be located outside of the United States and (iii) our business must be administered principally outside of the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, on January 1 of the succeeding year which are more detailed and extensive than the requirements for foreign private issuers. We would also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer will be significantly higher than the costs that we would incur as a foreign private issuer. As a result, we expect that the loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to “emerging growth companies” will make ADSs representing our shares or our shares less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404, and, to the extent that we no longer qualify as a foreign private issuer, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation including golden parachute compensation. We may take advantage of these exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) December 31, 2025, (b) in which we have total annual gross revenues of at least USD 1.235 billion or (c) in which we are deemed to be a “large accelerated filer” under the rules of the U.S. Securities and Exchange Commission, which means the market value of our common shares that is held by non-affiliates exceeds USD 700 million as of the prior June 30, and (2) the date on which we have issued more than USD 1.0 billion in non-convertible debt during the prior three-year period. We cannot predict if investors will find ADSs representing our shares or our shares less attractive because we may rely on these exemptions. If some investors find such securities less attractive as a result, there may be a less active trading market for ADSs representing our shares or our shares and the price of such securities may be more volatile.

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

Based on the nature and composition of our income, assets and activities for our taxable year ended December 31, 2023, and certain assumptions with respect to the characterization of our income and assets as active or passive, we believe that we were classified as a PFIC for our taxable year ended December 31, 2023 and may be a PFIC in future taxable years. U.S. Holders should consult with their tax advisors regarding the implications of owning stock in a PFIC. However, because our PFIC status is subject to a number of uncertainties and the applicable law is subject to varying interpretations, neither we nor our tax advisors can provide any assurances with respect to our PFIC status for any prior, the current, or any future taxable year. Moreover, because the calculation of the value of our assets may be based in part on the value of our shares or ADSs, the value of which may fluctuate considerably, our PFIC status may change from year to year and is difficult to predict. A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change from year to year and we have not yet made any determination as to our expected PFIC status for the current year. In addition, our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2023, our current or any other past or future taxable year. As we determined that we were a PFIC for our taxable year ending December 31, 2023, we intend to annually provide U.S. Holders (as defined below under the section titled “Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders” under Item 10.E.), upon request, a “PFIC Annual Information Statement”, with the information required to allow U.S. Holders to make a “qualified electing fund” election, or “QEF Election” for United States federal income tax purposes.

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

Our actual capital expenditures for the years ended December 31, 2023, 2022, and 2021 were close to nil. These capital expenditures primarily related to investments in laboratory equipment, rental deposits and to a lesser extent to computers and software.

B.	Business Overview

Overview

We are a clinical-stage pharmaceutical company focused on the development of a portfolio of novel orally available small molecule drug candidates. Our business comprises of a pipeline of proprietary clinical and preclinical stage drug candidates that are being developed by our partners and internally. We or our partners are developing these clinical and preclinical stage proprietary drug candidates for diseases for which there are no approved therapies or where improved therapies are needed including epilepsy, Parkinson’s disease levodopa induced dyskinesia or PD-LID, post-stroke sensorimotor recovery, traumatic brain injury, or TBI, recovery, substance use disorder, or, SUD, and cough.

Allosteric modulators target a specific receptor or protein and alter the effect of the body’s own signaling molecules on their target through a novel mechanism of action. These innovative small molecule drug candidates offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to existing drug treatments. We believe that the allosteric modulator principle has broad applicability across a wide range of biological targets and therapeutic areas.

Our lead partnered drug candidate, ADX71149 is a novel orally active metabotropic glutamate receptor subtype 2 positive allosteric modulator, or mGlu2 PAM for the treatment of epilepsy. Our partner, Janssen Pharmaceuticals, Inc., or Janssen, a subsidiary of Johnson & Johnson is conducting a placebo-controlled Phase 2a proof of concept clinical trial of ADX71149 in epilepsy patients since June 2021. Cohort 1 of the study has been completed and on November 14, 2023, we announced that the last patient had been randomized in Cohort 2. Results evaluating the efficacy, safety and tolerability of ADX71149 in combination with levetiracetam or brivaracetam from patient Cohort 1 and Cohort 2 are anticipated for the second quarter of 2024. Under our agreement with Janssen, Janssen is responsible for financing the development and commercialization, if any, of ADX71149.

Our lead wholly owned drug candidate, dipraglurant, a metabotropic glutamate receptor subtype 5 negative allosteric modulator, or mGlu5 NAM, is currently under evaluation for future development in PD-LID or post-stroke/TBI recovery. We have initiated discussions with potential partners with the objective of collaborating with them for the future development of dipraglurant:

●	Dipraglurant for PD-LID. We received orphan drug designation from the United States Food and Drug Administration, or FDA, for dipraglurant in PD-LID and in a 28-day Phase 2a placebo-controlled clinical trial, conducted in the United States and Europe, in patients with PD-LID, dipraglurant met its primary end point in being generally well tolerated with no clinically significant abnormalities of safety monitoring parameters occurring. In addition, at Day 1 and Day 14, dipraglurant showed statistically significant effects on PD-LID clinical symptoms, as measured using the modified abnormal involuntary movement scale, or mAIMs. However, an increasing placebo response resulted in the effect of dipraglurant on PD-LID clinical symptoms not showing statistical significance at Day 28. On June 17, 2022, we terminated our United States registration program including a pivotal Phase 2B/3 study and an open label study in PD-LID due to slow recruitment attributed to the COVID 19 global pandemic related constraints. Subject to funding or securing a development partner, we are ready to recommence a Phase 2b/3 clinical study.
●	Dipraglurant for post-stroke/TBI recovery. There are currently no drugs to support post-stroke/TBI recovery and current therapies rely on retraining and physiotherapy, with rehabilitation, largely partial, taking 6 month or more. Functional recovery by stimulating network connectivity in the brain with mGlu5 NAM post-stroke, has been highlighted in a recent publication in Brain and demonstrated preclinically with dipraglurant, which significantly restored functional control after just three days of once-daily treatment. We are conducting additional in vivo studies with dipraglurant in animal models of stroke and subject to funding or securing a development partner, we plan to commence a Phase 2a clinical study.There is a large unmet need in post-stroke/TBI recovery, and we believe this innovative approach represents a significant commercial opportunity.

We are completing a funded research program to discover novel gamma-aminobutyric acid subtype-b positive allosteric modulators, or GABAB PAMs, for Indivior PLC, or Indivior. Under the terms of the agreement with Indivior, we have the right to select GABAB PAM drug candidates for a number of reserved indications, including chronic cough. This target is clinically validated with baclofen, an orthosteric agonist of GABAB, used off label to treat cough patients. However, baclofen’s use is limited by serious side-effects, short half-life and gradual loss of efficacy during chronic treatment. By more precisely targeting the GABAB receptor with a PAM we aim to have a best-in-class treatment with improved tolerability suitable for the chronic nature of this disease. This indication has a significant unmet medical need and represents a significant commercial opportunity. We are in the late clinical candidate selection phase and have demonstrated proof-of-concept in animal models of cough with several GABAB PAM compounds. We expect to select drug candidates under the agreement with Indivior at the end of Q2 2024 and subject to securing financial resources expect to start IND enabling studies.

We cannot forecast with any degree of certainty which proprietary products or indications, if any, will be subject to future collaborative arrangements, in whole or in part, and how such arrangements would affect our development plan or capital requirements. To date, we have secured grants and other funding from: The Michael J. Fox Foundation for Parkinson’s Research, or MJFF, for the development of dipraglurant for the treatment of PD-LID; the National Institute of Drug Abuse, or NIDA, to generate important data on the role of GABAB in substance use disorder and the Charcot-Marie-Tooth Association, or CMTA to evaluate the role of GABAB PAM compounds in preclinical models of CMT1A. As we advance our clinical and preclinical programs, we will continue to apply for subsidies, grants and government or agency sponsored studies that could offset or reduce our development costs.

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

The Neurosterix Transaction

On April 2, 2024, we divested our allosteric modulator discovery platform and a portfolio of pre-clinical programs to a new Swiss company, Neurosterix Pharma Sàrl (equivalent to an LLC). Neurosterix is focused on the discovery and development of novel orally available allosteric modulator drug candidates, including M4 PAM for schizophrenia, mGlu7NAM for stress related disorders and mGlu2NAM for mild neurocognitive disorders. In connection with the transaction, we received CHF 5.0 million and a 20% equity interest in Neurosterix US Holdings LLC, the sole shareholder of Neurosterix. Neurosterix received USD 63 million in initial funding from a syndicate of investors led by Perceptive Advisors.

The divestment of our discovery platform and early-stage programs includes the transfer of the associated research and development staff, with the provision of a service agreement to allow key members of staff to support us in achieving our business strategy. As of the date of the Transaction, all employees of Addex, other than our Head of Finance, became employees of Neurosterix. Pursuant to the service agreement, certain former Addex employees, including our Chief Executive Officer, will dedicate a portion of their time to Addex.

Development Portfolio

Using our drug development expertise, we have established a portfolio of clinical and preclinical programs, internally and with partners.

Externally Developed Out-licensed Drug Candidate

ADX71149, mGlu2 PAM for the treatment of epilepsy. Our partnered drug candidate, ADX71149 is a novel orally active metabotropic glutamate receptor subtype 2 positive allosteric modulator, or mGlu2 PAM, for the treatment of epilepsy. Our partner Janssen is conducting a placebo-controlled Phase 2 proof of concept clinical trial of ADX71149 in epilepsy patients since June 2021. Cohort 1 of the study has been completed and on May 10, 2023, we announced that an IRC recommended to continue the study, following review of unblinded data from Part 1 of patient Cohort 1. On November 14, 2023, we announced that the last patient has been randomized in Cohort 2 and results evaluating the efficacy, safety and tolerability of ADX71149 in combination with levetiracetam or brivaracetam from patient Cohort 1 and Cohort 2 are anticipated for the second quarter of 2024.

Internally Developed Drug Candidates

Dipraglurant for PD-LID. We believe that, subject to regulatory approval, dipraglurant may offer an innovative and differentiated treatment approach from existing therapies. In a 28-day Phase 2a placebo-controlled clinical trial, conducted in the United States and Europe, in patients with PD-LID, dipraglurant met its primary end point in being generally well tolerated with no clinically significant abnormalities of safety monitoring parameters occurring. In addition, at Day 1 and Day 14, dipraglurant showed statistically significant effects on PD-LID clinical symptoms, as measured using the modified abnormal involuntary movement scale, or mAIMs. However, an increasing placebo response resulted in the effect of dipraglurant on PD-LID clinical symptoms not showing statistical significance at Day 28. We received orphan drug designation from the FDA, for dipraglurant in PD-LID. On June 17, 2022, we terminated our United States registration program including a pivotal Phase 2B/3 study and an open label study in PD-LID due to slow recruitment attributed to COVID 19 related constraints. Subject to funding or securing a development partner, we are ready to recommence a Phase 2B/3 clinical study.

Dipraglurant for post-stroke/TBI recovery. There is currently a large unmet need in post-stroke sensorimotor recovery as there are no drugs to support or enhance sensorimotor recovery, and current therapies rely on retraining and physiotherapy, with rehabilitation taking 6 months or more. Functional recovery by stimulating network connectivity in the brain has been demonstrated with dipraglurant which significantly restored functional control in animal studies. We are conducting further in vivo testing in stroke models, and subject to funding or securing a development partner, we plan to commence a Phase 2a clinical study.

Internal Research Programs

GABAB PAM for the treatment of substance use disorder. Our partner, Indivior, has licensed worldwide rights to our GABAB PAM program and is responsible for all development, manufacture and commercialization of any selected GABAB PAM drug candidates. Under the agreement, we are responsible for executing a research program funded by Indivior to discover novel drug candidates. Indivior has the right to select GABAB PAM drug candidates from our research program. We are in clinical candidate selection (CCS) phase and expect IND enabling studies to be initiated in late 2024. Indivior’s primary focus is substance use disorder. We believe that substance use disorder is an indication with a significant commercial opportunity. Existing therapies often do not provide effective control of symptoms or have side effects that discourage adherence. Subject to regulatory approval, we believe that GABAB PAM may offer an innovative and differentiated treatment approach from existing therapies and provide significant benefit to patients.

GABAB PAM for the treatment and chronic cough. Our license agreement with Indivior provides for a funded research program, under which we have the right to select drug candidates for exclusive development in certain indications outside of SUD. We plan to develop our selected drug candidates in chronic cough, an indication that has been validated with baclofen, an orthosteric agonist of the GABAB receptor. We have demonstrated preclinical proof of concept of GABAB PAM in various in vivo models of cough and are in late clinical candidate selection phase. Subject to securing funding or a development partner, we plan to initiate IND enabling studies.

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

Orally available brain penetrant small molecule drug candidates that are highly selective for their therapeutic targets and interact with their target in a modulatory manner preserving natural physiological signaling are particularly suitable for chronic diseases such as neurological ones.

Competitive Positioning in Allosteric Modulation drug discovery

Since our inception in 2002, we have focused exclusively on allosteric modulation drug discovery and development and all our programs have been developed in house by leading experts in the field of allosteric modulation with years of experience in both industry and academia. Our lead development compound has been licensed to Janssen, a subsidiary of Johnson & Johnson, who is conducting a placebo- controlled Phase 2 proof of concept clinical trial of ADX71149, an mGlu2 PAM, in epilepsy patients since June 2021.

Our second development compound, dipraglurant, an mGlu5 NAM, is being evaluated for development for PD-LID or post-stroke/TBI sensorimotor recovery and subject to funding or securing a development partner, we plan to commence a Phase 2a clinical study.

Our GABAB Program which has been licensed to Indivior. Under the agreement, we are responsible for executing a research program funded by Indivior to discover novel drug candidates, and Indivior has the right to select GABAB PAM drug candidates from our research program. Indivior’s primary focus is substance use disorder. We have the right to select drug candidates for exclusive development in certain indications outside of SUD and plan to develop our selected drug candidates in chronic cough. We are in clinical candidate selection phase and subject to funding or securing a development partner, we plan to initiate IND enabling studies.

Our Strategy

Since our inception through December 31, 2023, we have raised an aggregate of CHF 355.2 million in equity financing and generated an aggregate of CHF 66.4 million in revenue, which we have used to discover and develop our pipeline of drug candidates. The key elements of our strategy include the following:

●	Continue to evaluate dipraglurant for past-stroke/TBI recovery. We are currently validating dipraglurant’s use in animal models of stroke, we have drug product ready and subject to funding or securing a development partner, plan to initiate a Phase 2B/3 clinical study.
●	Continue to advance our GABAB PAM research programs. We are currently completing a research program funded by Indivior to discover novel GABAB PAM drug candidates. We have the right to select drug candidates for exclusive development in certain indications such as cough. We are currently in clinical candidate selection phase and, subject to funding, we plan to initiate IND enabling studies.
●	Continue to pursue collaborative arrangements with other pharmaceutical companies. We are seeking collaborative arrangements with third parties to advance the development and commercialization of our drug candidates.

Externally Developed Out-licensed Product Candidate

ADX71149 for the treatment of Epilepsy

Epilepsy is one of the most common serious neurological disorders affecting about 65 million people globally (Thurman et al. 2011). It affects 1% of the population by age 20 and 3% of the population by age 75 (Holmes et al. 2008). Epilepsy describes a condition in which a person has recurrent seizures due to a chronic, underlying process. Epilepsy refers to a clinical phenomenon rather than a single disease entity, since there are many forms and causes. Epilepsy is defined by any of the following conditions: (1) at least two unprovoked (or reflex) seizures occurring >24 hours apart; (2) one unprovoked (or reflex) seizure and a probability of further seizures similar to the general recurrence risk (at least 60)% after two unprovoked seizures, occurring over the next 10 years; (3) diagnosis of an epilepsy syndrome (Fisher et al. 2014). The synaptic vesicle protein 2A, or SV2A has been identified as a broad-spectrum anti-convulsant target in models of partial and generalized epilepsy, and studies in animal models and human tissue suggest that changes in the expression of SV2A are implicated in epilepsy (Mendoza-Torreblanca et al. 2013; Kaminski et al. 2012). SV2A ligands include levetiracetam (Lynch et al. 2004), which is an anti-epileptic drug commercialized under trademark Keppra®, is approved in Europe and the United States as a monotherapy or add-on therapy in patients diagnosed with epilepsy.

Our partnered drug candidate, ADX71149, is a novel orally active mGlu2 PAM. Our partner, Janssen, has completed Phase 1 and two Phase 2a clinical trials in schizophrenia and anxious depression, respectively. Janssen has announced that ADX71149 has been extensively profiled in preclinical models of epilepsy showing both standalone activity and in combination with SV2A ligands including Keppra. Janssen has patented the combination of mGlu2 PAM with SV2A ligands for the treatment of epilepsy and is conducting a placebo-controlled Phase 2 proof of concept clinical trial of ADX71149 in epilepsy patients since June 2021. Cohort 1 of the study has been completed and on May 10, 2023 we announced that an interim review committee, or IRC recommended to continue the study, following review of unblinded data from Part 1 of patient Cohort 1. On November 14, 2023, we announced that the last patient had been randomized in Cohort 2 and results evaluating the efficacy, safety and tolerability of ADX71149 in combination with levetiracetam or brivaracetam from patient Cohort 1 and Cohort 2 are anticipated for the second quarter of 2024.

Epilepsy is an indication with a large commercial opportunity as existing therapies frequently provide ineffective control of symptoms or have side effects that discourage adherence. We believe that, subject to regulatory approval, ADX71149 may provide a substantial benefit to patients. Under our agreement with Janssen, Janssen is responsible for, including the financing of, development and commercialization, if any, of ADX71149.

Our Internally Developed Product Candidates

Dipraglurant

Dipraglurant is a selective, orally active small molecule drug product which acts as an mGlu5 NAM. We discovered dipraglurant and hold composition of matter and polymorph patents granted in the United States, Europe and Japan. Dipraglurant is selective for mGlu5 and does not have significant activity or binding affinity to other mGlu or other CNS receptors, such as serotonin, GABA or dopamine receptors. There are currently no drugs of this class on the market. Dipraglurant is currently under evaluation for future development in a range of potential therapeutic indications including PD-LID and post-stroke /TBI recovery. We have initiated discussions with potential partners with the objective of collaborating with them for the future development of dipraglurant and, subject to funding or securing a development partner, plan to initiate clinical studies for one of these indications.

Dipraglurant for post-stroke/TBI recovery

Globally more than 100 million people have survived an ischemic stroke and this number is increasing by 5.7 million per year. In the United States there are around 800,000 strokes of different severities per year, which can lead to motor paralysis, loss of sensory function, impaired autonomic functions such as bladder/bowel control, impaired cognition leading to deficits in communication, attention and memory, and often accompanied by pain.

There are currently no drugs to support sensorimotor recovery and current therapies rely on retraining and physiotherapy, with rehabilitation, often only partial, taking 6 months or more. In the meantime, patients may require assistance in routine tasks, personal care and daily living, increasing the burden of care and the risk of the onset of other comorbidities such as depression and social inadequacy.

Following stroke, focal lesions lead to neural tissue necrosis in confined areas and the brains modular organization is disrupted causing module segregation, leading to local imbalances in excitation/inhibition. mGlu5 receptors are widely expressed in medial prefrontal, somatosensory and motor cortices of the brain. mGlu5 modulates glutamatergic neurotransmission and is involved in plastic changes in neural circuits, interfering with neuroplasticity – a key mechanism in post-stroke sensorimotor recovery. The mGlu5 receptor is also involved in aberrant synaptogenesis and neural circuit reorganization associated with several neurological disorders, including stroke. By inhibiting mGlu5 receptors with a negative allosteric modulator (NAM), we aim to support cortical reorganization and formation of new functional pathways, restoring functional connectivity changes toward pre-lesion state and excitation/inhibition homeostasis in tandem with physiotherapy.

Functional recovery by stimulating network connectivity in the brain has been demonstrated with MTEP (an mGlu5 NAM) and resulted in a significant motor recovery of functional control (Figure below)

Dipraglurant also significantly restored functional control in a shorter, 3-day experiment (Figure below).

We are conducting further in vivo testing and subject to funding or securing a development partner, plan to commence a Phase 2a study.

There is a large unmet need in post-stroke/TBI recovery, and we believe this innovative approach presents a significant commercial opportunity.

Dipraglurant for PD-LID

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

The occurrence of PD-LID is linked to the neurodegenerative process of PD and is not solely related to the duration of dopamine replacement therapy. For instance, in severe advanced stage Parkinson’s disease patients, dyskinesia can be provoked after a first high dose of levodopa. Chronic or high dose dopamine replacement treatments alone do not lead to dyskinesia, but may lower the threshold for dyskinesia occurrence following dosing, as neurodegeneration progresses. Efforts to reduce the use of high doses of levodopa or dopamine agonists, by using more frequent lower doses or extended-release formulations, can improve dyskinesias but may be at the expense of optimal motor function. In the later stages of Parkinson’s disease, the patient and physician have to balance good motor symptom control against the occurrence of levodopa-induced dyskinesia.

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

Dipraglurant completed Phase 2a PD-LID clinical trial

We evaluated the efficacy, safety and tolerability of dipraglurant at 50 mg and 100 mg in a Phase 2a proof-of-concept four weeks, randomized, double-blind, placebo-controlled, parallel-group out-patient clinical trial in 76 patients with Parkinson’s disease (dipraglurant n = 52, placebo n = 24) with moderate or severe LID. The study was conducted in 25 centers in the United States, France, Germany and Austria. The severity of LID was evaluated by both clinicians and the patients using the modified Abnormal Involuntary Movement Scale, or mAIMS, patient diaries and the patient global impression of change, or PGIC, and the clinician global impression of change, or CGIC, for both dyskinesia and motor symptoms of Parkinson’s disease. Motor symptoms of Parkinson’s disease were assessed using the Unified Parkinson Disease Rating Scale, or UPDRS.

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

The main efficacy endpoint was severity of dyskinesia determined with mAIMS for dyskinesia in face, neck, trunk, and each of the upper and lower limbs. At screening, patients had to specify a dose of levodopa between 10:30 am and 3:30 pm that was regularly associated with moderate to severe dyskinesia. As severity of dyskinesia generally correlates with the plasma concentration of levodopa (peak dose dyskinesia) and as Tmax of dipraglurant is comparable, study medication was to be taken within 15 minutes prior to levodopa. Dyskinesia following this midday dose was assessed by the mAIMS on Days 0, 1, 14 and 28.

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

The only significantly increased event compared to placebo was nausea. Although dyskinesia or worsening of dyskinesia was reported more frequently for dipraglurant than for placebo (n=11 vs. 3; 21.2% vs. 12.5%), there was no pattern to these reports and most were transient. In addition, 3 of the 11 patients who reported worsening dyskinesia in the treated group did so only in the follow-up period (i.e. when not taking the drug), thus the dyskinesia reocurred only after therapy had stopped. Therefore, the adjusted AE% was similar, 15.3% for dipraglurant vs. 12.5% for placebo.

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

Dipraglurant in PD non-motor symptoms

As well as suffering from difficulty with poor and uncontrolled motor symptoms, PD patients also suffer from a wide variety of non-motor symptoms. Among these are affective disorders (e.g., anxiety, depression and anhedonia) and compulsive behavioral disorders (e.g., sex, alcohol, gambling, and shopping addiction). These compulsive behaviors are particularly linked to treatment with dopamine agonists and more specifically to those which act on the dopamine D3 receptor as well as D2 (e.g. pramipexole). Inhibition of mGlu5 is pre-clinically and clinically validated for the treatment of anxiety and depression, although no mGlu5 inhibitors are yet marketed for these indications. Additionally, inhibition of mGlu5 has been shown to have anti-addictive properties in a number of animal models, including cocaine self-administration in rats. These data suggest that mGlu5 inhibition may potentially have utility in treating certain non-motor symptoms of PD.

We received orphan drug designation from the United States Food and Drug Administration, or FDA, for dipraglurant in PD-LID and completed a Phase 2 proof of concept study. On June 17, 2022, we terminated our United States registration program including a pivotal Phase 2B/3 study and an open label study in PD-LID due to slow recruitment related to COVID-19. We have drug product available and are ready to re-start our pivotal program once further funding or a suitable partner is found.

Subject to regulatory approval we think dipraglurant could significantly improve the quality of life of Parkinson’s patients and offer a robust commercial opportunity.

Material Internal Research Programs

GABAB PAM

Activation of the GABAB, receptor, a Family C class of GPCR, is clinically and commercially validated. Generic GABAB receptor agonist, baclofen, also known as chlorophenibut, is marketed for spasticity and some spinal cord injuries, and used for overactive bladder, or OAB, but its wider use is limited due to a variety of side effects and short half-life. Researchers have shown that baclofen is effective in reducing drug self-administration, cravings, and anxiety, and thus promotes abstinence.

Our GABAB PAM drug candidates are novel, orally available, small molecules that have demonstrated positive effects and tolerability in several preclinical rodent models of pain, anxiety, addiction, cough and OAB. GABAB PAMs differ from the generic drug baclofen in that they are PAMs rather than orthosteric agonists at the GABAB receptor. The GABAB PAM only acts when the natural ligand (GABA) activates the receptor, and therefore respects the physiological cycle of activation. It has been proposed that PAMs produce fewer adverse effects and lead to less tolerance to effect than direct agonists (May and Christopoulos 2003; Langmead and Christopoulos 2006; Perdona et al. 2011; Urwyler 2011; Gjoni et al., 2008; Ahnaou et al).

GABAB PAM for the treatment of substance use disorders, including alcohol use disorder

Our partner, Indivior, has licensed worldwide rights to our GABAB PAM program and is responsible for all development, manufacture and commercialization of any selected GABAB PAM drug candidates. Under the agreement, we are responsible for executing a research program funded by Indivior to discover novel drug candidates. Indivior has the right to select GABAB PAM drug candidates from our research program. We are in the clinical candidate selection phase and expect IND enabling studies to be initiated in 2024. Indivior’s primary focus is substance use disorder, including alcohol use disorder. We believe that substance use disorder is an indication with a significant commercial opportunity. Existing therapies often do not provide effective control of symptoms or have side effects that discourage adherence. Subject to regulatory approval, we believe that GABAB PAM may offer an innovative and differentiated treatment approach from existing therapies and may provide benefit to patients.

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

The program is in clinical candidate selection phase and we expect our partner, Indivior to initiate IND enabling studies in 2024.

GABAB PAM for the treatment of chronic cough

Our license agreement with Indivior provides for a funded research program, under which we have the right to select drug candidates for exclusive development in certain indications outside of substance use disorders, including chronic cough and pain. Chronic cough is a cough that lasts 8 weeks or more and does not respond to treatment for underlying cause or is unexplained. There are more that 18 million sufferers in the United States and Europe. In addition to the inconvenience of coughing potential complications can include, headaches, fainting, anxiety or depression, sleep loss, urine leakage, vomiting and muscle pain.

Current medications, including opioid drugs (codeine, morphine) and gabapentin/pregabalin deliver some relief, but their wider use is limited by side-effects and risk of abuse. Also, they are not recommended for children under 12. Current cough medications show limited or lack of effectiveness in 60% and 30% of patients, respectively. P2X3 inhibitors (gefapixant) have greater scope but still leave up to 25% of patients without any relief; in addition, discontinuation occurs due to gustatory side-effects.

Chronic cough is driven by hypersensitivity of the sensory C- and Aδ-fibers of the vagus nerve in combination with hypersensitivity of brain regions regulating cough. GABAB potentiators reduce cough by acting on GABAB receptors:

●	In the brain, in the regions regulating cough, including somatosensory cortex, thalamus, amygdala, solitary tract and paratrigeminal nuclei.

●	In the periphery, on sensory endings of C-and Aδ-fibers, airway epithelium, lung smooth muscle cells and neutrophils, on cell bodies located in the jugular and nodose ganglia.

This target is well-validated and supported by clinical and preclinical data. Baclofen (a GABAB agonist) is used off-label in patients with chronic cough. Also, baclofen showed efficacy in several clinical studies and in animal models of cough. However, centrally-mediated side-effects (nausea, sedation, dizziness), poor pharmacokinetic profile (short half-life) and tolerance following repeated administration limit its clinical use.

We are developing multiple chemical series of GABAB PAMs as a treatment for refractory chronic cough. The program is in late clinical candidate selection phase, and subject to further funding or securing a development partner, we expect to initiate IND enabling studies.

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

In January 2018, under terms of the agreement, we received a non-refundable upfront fee of USD 5.0 million for the right to use the clinical candidate, ADX71441, including all materials and know-how related to this clinical candidate. In addition, we are eligible for payments on successful achievement of pre-specified clinical, regulatory and commercial milestones totaling USD 330 million. In addition, we are eligible for tiered royalties from high single digits to low double digits on net sales of applicable products on a country-by country-basis. The term of the royalty for each licensed product in any particular country commences on such product’s launch and ends on the latest of ten -year anniversary of launch, expiration of certain applicable patent rights, and expiration of certain applicable marketing or data exclusivity periods. On February 14, 2019, Indivior terminated the development of their selected compound, ADX71441.

Separately, Indivior funds research at Addex, based on a research plan to be mutually agreed between the parties, to discover novel GABAB PAM compounds. These future novel GABAB PAM compounds, if selected by Indivior, become licensed compounds. We agreed with Indivior to an initial research term and duration of two years with a funding of USD 4 million over the period for our R&D costs incurred, that can be extended by twelve-month increments. Following Indivior’s selection of one newly identified compound, Addex has the right to also select one additional newly identified compound. Addex is responsible for the funding of all development and commercialization costs of its selected compounds and Indivior has no rights to the Addex selected compounds. The initial two-year research term was expected to run from May 2018 to April 2020. In 2019, Indivior agreed an additional research funding of USD 1.6 million, for the research period. In October 2020, the research term was extended until June 30, 2021 and Indivior agreed an additional research funding of USD 2.8 million. Effective May 1, 2021, the research term was extended until July 31, 2022 and Indivior agreed an additional research funding of CHF 3.7 million, of which CHF 2.7 million has been paid to us and CHF 1.0 million paid directly by Indivior to third party suppliers that are supporting the funded research program. In August 2022, the research agreement was extended until March 31, 2023 and Indivior agreed to additional research funding of CHF 0.85 million. The reserved indications, where Addex retains exclusive rights to develop its own independent GABAB PAM program, have also been expanded to include chronic cough. Effective November 1, 2022 the research term was extended until June 30, 2023 and Indivior agreed to additional research funding of CHF 0.95 million. Effective July 1, 2023, the research term was extended until June 30, 2024 and Indivior agreed to additional research funding of CHF 2.7 million including CHF 1.1 million expected to be received directly by us and CHF 1.6 million paid directly by Indivior to third party suppliers that are supporting the funded research program.

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

Collaboration Agreement with Janssen for Development of Novel mGlu2 PAM Compounds, including ADX71149, for the Treatment of CNS and Related Diseases

On December 31, 2004, we entered into a collaboration and license agreement with Janssen Pharmaceuticals, Inc., or Janssen, for the discovery, development and commercialization of novel mGlu2 PAM compounds for the treatment of CNS and related diseases. We agreed with Janssen to an initial research term and duration of two years that could have been extended if parties mutually agreed thereto in writing. The agreement was not extended beyond 2007. ADX71149 is one of the drug candidates discovered and selected for development by Janssen under the agreement. In 2012, Janssen announced completion of a Phase 2a clinical trial in Europe with ADX71149 for the treatment of schizophrenia demonstrating proof of principal in patients with negative symptoms of schizophrenia, such as apathy, social withdrawal, loss of emotional expression or sleep disorders. Janssen also conducted a Phase 2a clinical trial with ADX71149 for the treatment of patients with anxious depression, which failed to show statistically significant effects. In 2015 and 2018, Janssen scientists published studies demonstrating synergies with Keppra (a globally commercialized antiepileptic drug) in preclinical models of epilepsy. Janssen is conducting a placebo-controlled Phase 2a proof of concept clinical trial of ADX71149 in epilepsy patients since June 2021. Cohort 1 of the study has been completed and on May 10, 2023 we announced that an independent interim review committee, or IRC recommended to continue the study, following review of unblinded data from Part 1 of patient Cohort 1. On November 14, 2023, we announced that the last patient had been randomized in Cohort 2 and results evaluating the efficacy, safety and tolerability of ADX71149 in combination with levetiracetam or brivaracetam from patient Cohort 1 and Cohort 2 are anticipated for the second quarter of 2024. Under our agreement with Janssen, Janssen is responsible for financing the development and commercialization, if any, of ADX71149.

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

Intellectual Property

Patents and Proprietary Rights

At the issuance date of this annual report on Form 20-F, we owned 10 U.S. and 179 foreign patents and a number of pending patent applications that cover various aspects of our allosteric modulator technologies, including several classes of compounds which are potentially useful as modulators of mGlu5, mGlu2 PAM and GABAB. More specifically, our patents and patent applications cover compounds, pharmaceutical compositions, polymorphs and uses of compounds for medical treatment.

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

We have two patent families covering dipraglurant as a composition of matter and its polymorphs which are useful as mGlu5 NAMs: 95 patents have been granted to us, including 4 in the United States and 91 in other international jurisdictions (Austria, Belgium, Bulgaria, Croatia, Czech Republic, Denmark, Estonia, Finland, France, Germany, Great Britain, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Lithuania, Luxembourg, Macedonia, Netherlands, Norway, Poland, Portugal, Romania, Serbia, Slovakia, Slovenia, Spain, Sweden, Switzerland/Liechtenstein, Turkey, Australia, Brazil, Canada, China, Hong Kong, Indonesia, Israel, Japan, South Korea, Mexico, New Zealand, Philippines, Russia, Singapore, South Africa and Ukraine). We also have 3 patent applications pending.

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

Jointly with Janssen, we have 70 patents in two patent families covering compounds which are useful as mGlu2 PAMs, including ADX71149, which is explicitly exemplified and claimed as a compound and as a pharmaceutical composition, we have 4 patents in the United States and 66 in other international jurisdictions (Albania, Austria, Belgium, Bosnia & Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Lithuania, Luxembourg, North Macedonia, Malta, Monaco, Netherlands, Norway, Poland, Portugal, Romania, Serbia, Slovakia, Slovenia, Spain, Sweden, Switzerland/Liechtenstein, Turkey, Ukraine, United Kingdom, Algeria, Argentina, Australia, Brazil, Canada, China, Chile, Gulf Cooperation Council, Hong Kong, Israel, India, Indonesia, Japan, Republic of Korea, Malaysia, Mexico, New Zealand, Philippines, Russia, Singapore, South Africa, Thailand, Vietnam, and Taiwan).

Our portfolio of granted patents have expiry dates ranging from 2025 - 2034 without extension. Patent term extension of up to 5 years is available in some jurisdictions. For example, in the United States following the enactment of Title II of the Drug Price Competition and Patent Term Restoration Act (Public Law 98-417) it is generally possible to extend patent life by a maximum of 5 years.

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

U.S. and foreign patent rights and other proprietary rights exist that are owned by third parties and relate to pharmaceutical compositions and reagents, medical devices and equipment and methods for preparation, packaging and delivery of pharmaceutical compositions. We cannot predict with any certainty which, if any, of these rights will be considered relevant to our technology by authorities in the various jurisdictions where such rights exist, nor can we predict with certainty which, if any, of these rights will or may be asserted against us by third parties. We could incur substantial costs in defending ourselves and our partners against any such claims. Furthermore, parties making such claims may be able to obtain injunctive or other equitable relief, which could effectively block our ability to develop or commercialize some or all of our products in the United States and abroad and could result in the award of substantial damages. In the event of a claim of infringement, we or our partners may be required to obtain one or more licenses from third parties. There can be no assurance that we can obtain a license to any technology that we determine we need on reasonable terms, if at all, or that we could develop or otherwise obtain alternative technology. The failure to obtain licenses if needed may have a material adverse effect on our business, results of operations and financial condition.

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

Competition

The development and commercialization of drugs is highly competitive. For each of the drug candidates and indications that we are pursuing, we compete with a variety of multinational and specialized pharmaceutical companies. This, includes products approved for marketing and/or drug candidates under development by our competitors which include:

ADX71149 for the treatment of epilepsy

Currently available therapies treatment of epilepsy includes racetams such as Brivaracetam (Briviact®) or Levetiracetam (Keppra®); benzodiazepines such as diazepam (Valium®), clonazepam (Klonopin®), lorazepam (Ativan®); carboxamides such as Carbamazepine (Carbatrol® or Tegretol®) and Eslicarbazepine (Aptiom®); GABA analogs such as Gabapentin (Neurotin®) or Pregabalin (Lyrica®); Perampanel (Fycompa®). Late-stage drug candidates in development which could compete with ADX71449 include Ganaxolone, Cannabidiol (Epidiolex), Everolimus (Afinitor / Votubia), ZX008.

Dipraglurant for post-stroke sensorimotor recovery

Therapies to improve patient motricity largely rely on physiotherapy and there are currently no drugs on the market to assist this process. There are currently 4 Phase 2a studies underway; Teva are testing armodafinil in combination with task-related training, Inserm are testing galantamine with cognitive rehabilitation, UCLA are testing Sinemet (L-DOPA) with the rehabilitation of the upper arm and KSA are testing L-DOPA with physiotherapy.

Dipraglurant for the treatment of PD-LID

Amantadine, GOCOVRI® (extended-release amantadine) and Deep Brain Stimulation (DBS) surgery are currently available therapies for the treatment of PD-LID. In addition, several drug candidates currently in clinical development could compete with dipraglurant for the treatment of PD-LID. Avanir Pharmaceuticals, Inc. is developing AVP-923 (NMDA antagonist), Neuraltus Pharmaceuticals, Inc. is developing NP002 (nicotine receptor agonist), Newron Pharmaceuticals, Inc. is developing safinamide (MAO-B inhibitor), Novartis Pharma AG is developing AQW051 (alpha 7 nAChR inhibitor). Integrative Research Laboratories Therapeutics AB is developing Mesdopetam (Dopamine 3 receptor antagonist), VistaGen Therapeutics Inc. is developing AV101 (NMDA antagonist), and Prilenia Therapeutics Inc. is developing pridopidine (D2 receptor agonist).

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

GABAB PAM for the treatment of chronic cough

Current medications for chronic cough include opioid drugs (codeine, morphine), gabapentin (Horizant, Neurontin), pregabalin (Lyrica), dextromethorphan (Benylin, Broncophan, Robitussin), guaifenesin (Mucinex, Bidex, Organidin). However, they suffer from limitations of use due to many side effects including abuse potential, drowsiness, GI dysfunction. Their antitussive effectiveness is lacking in large portion of patients, and most are not recommended for children under 12.

Recently, new classes of agents have demonstrated efficacy in clinical trials, including purinergic P2X3 receptor and neurokinin-1 receptor inhibitors. The P2X3 antagonist, gefapixant, is the first molecule approved in Japan and Europe for the treatment for refractory and unexplained chronic cough in adults. However, while having greater scope, gefapixant still leaves up to 25% of patients without any relief and treatment discontinuation occurs due to gustatory side-effects.

Baclofen, the GABAB orthosteric agonist, has been used off-label to treat GERD-related chronic cough, but also cough caused by angiotensin-converting enzyme inhibitors and chronic refractory cough of unknown cause.

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

United States Federal and State Fraud and Abuse, Data Privacy and Security, and Transparency Laws and Regulations

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

Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that a drug product is neither experimental nor investigational, safe, effective, and medically necessary, appropriate for the specific patient, cost-effective, supported by peer-reviewed medical journals and included in clinical practice guidelines.

Third party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular drug products. Even if reimbursement is available, the level of reimbursement is unpredictable. Inadequate coverage and reimbursement can impact the demand for, or the price of, drug products. If coverage and adequate reimbursement are not available, or are available only to limited levels, drug products may not be successfully commercialized. Further, adequate third-party payor reimbursement may not be available to enable price levels sufficient to realize appropriate returns on investment in drug product development.

In addition, the federal government and state legislatures have continued to implement cost containment programs, including price controls and restrictions on coverage and reimbursement. To contain costs, governmental healthcare programs and third-party payors are increasingly challenging the price, scrutinizing the medical necessity and reviewing the cost-effectiveness of drug products.

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

There have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, on June 17, 2021 the United States Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Further, prior to the U.S. Supreme Court ruling, President Biden issued an executive order that initiated a special enrollment period for the purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021 and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. Further, on August 16, 2022 President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how such challenges, and the healthcare reform measures of the Biden administration will impact the ACA and our business.

Other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013, and due to subsequent legislative amendments to the statute, including the BBA, and the Infrastructure Investment and Jobs Act, will remain in effect through 2032 unless additional Congressional action is taken. The American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have an adverse effect on customers for our drug candidates, if approved, and, accordingly, our financial operations. Additionally, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, that began on January 1, 2024.

Additionally, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At the federal level, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, the Department of Health and Human Services, or HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. No legislation or administrative actions have been finalized to implement these principles. In addition, the IRA, among other things, (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare, and subjects drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” for such drugs and biologics under the law, and (ii) imposes rebates with respect to certain drugs and biologics covered under Medicare Part B or Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions take effect progressively starting in fiscal year 2023. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. In response to the Biden administration’s October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the CMS Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future. Further, on December 7, 2023, the Biden administration announced an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act. On December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework. Additionally, on July 9, 2021, President Biden issued an executive order directing the FDA to, among other things, continue to clarify and improve the approval framework for biosimilars, including the standards for interchangeability of biological products, facilitate the development and approval of biosimilar and interchangeable products, clarify existing requirements and procedures related to the review and submission of BLAs, and identify and address any efforts to impede biosimilar competition. It is unclear whether these or similar policy initiatives will be implemented in the future.

At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, on January 5, 2024, the FDA approved Florida’s Section 804 Importation Program (SIP) proposal to import certain drugs from Canada for specific state healthcare programs. It is unclear how this program will be implemented, including which drugs will be chosen, and whether it will be subject to legal challenges in the United States or Canada. Other states have also submitted SIP proposals that are pending review by the FDA. Any such approved importation plans, when implemented, may result in lower drug prices for products covered by those programs.

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

C. Organizational Structure

The following diagram illustrates our corporate structure at the issuance date of this Annual Report on Form 20-F including the indirect 20% minority equity interest into Neurosterix Pharma Sàrl held by Addex since April 2, 2024 following the sale to Neurosterix Pharma Sàrl of our allosteric modulator drug discovery technology platform and a portfolio of pre-clinical programs:

D. Property, Plants and Equipment.

Our registered office is located in 12, Chemin des Aulx, Plan-les-Ouates, Geneva, Switzerland. Our administrative offices are located in Campus Biotech, Chemin des Mines 9, Geneva, Switzerland. At the issuance date of this annual report on Form 20-F, our office and laboratory spaces at Campus Biotech have been transferred Neurosterix Pharma Sàrl,. Under the service agreement signed between Addex Pharma SA and Neurosterix Pharma Sàrl, we have access to administrative offices now leased by Neuroterix Pharma Sàrl.

Item 4A. Unresolved Staff Comments.

Not applicable.

Item 5. Operating and Financial Review and Prospects.

You should read the following discussion in conjunction with our audited consolidated financial statements, including the related notes thereto, included in this Annual Report on Form 20-F. In addition to historical information, this discussion contains forward-looking statements that involve risks and uncertainties. You should read the sections of this Annual Report on Form 20-F entitled “Item 3D—Risk Factors” and “Special Note Regarding Forward - Looking Statements” for a discussion of the factors that could cause our actual results to differ materially from our expectations.

Overview

We are a clinical-stage pharmaceutical company focused on the development of a portfolio of novel orally available small molecule drug candidates. Our business comprises of a pipeline of proprietary clinical and preclinical stage drug candidates that are being developed by our partners and internally. We or our partners are developing these clinical and preclinical stage proprietary drug candidates for diseases for which there are no approved therapies or where improved therapies are needed including epilepsy, Parkinson’s disease levodopa induced dyskinesia or PD-LID, post-stroke sensorimotor recovery, traumatic brain injury, or TBI, recovery, substance use disorder, or, SUD, and cough.

Allosteric modulators target a specific receptor or protein and alter the effect of the body’s own signaling molecules on their target through a novel mechanism of action. These innovative small molecule drug candidates offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to existing drug treatments. We believe that the allosteric modulator principle has broad applicability across a wide range of biological targets and therapeutic areas.

Our lead partnered drug candidate, ADX71149 is a novel orally active metabotropic glutamate receptor subtype 2 positive allosteric modulator, or mGlu2 PAM for the treatment of epilepsy. Our partner, Janssen Pharmaceuticals, Inc., or Janssen, a subsidiary of Johnson & Johnson is conducting a placebo-controlled Phase 2a proof of concept clinical trial of ADX71149 in epilepsy patients since June 2021. Cohort 1 of the study has been completed and on November 14, 2023, we announced that the last patient had been randomized in Cohort 2. Results evaluating the efficacy, safety and tolerability of ADX71149 in combination with levetiracetam or brivaracetam from patient Cohort 1 and Cohort 2 are anticipated for the second quarter of 2024. Under our agreement with Janssen, Janssen is responsible for financing the development and commercialization, if any, of ADX71149.

Our lead wholly owned drug candidate, dipraglurant, a metabotropic glutamate receptor subtype 5 negative allosteric modulator, or mGlu5 NAM, is currently under evaluation for future development in PD-LID or post-stroke/TBI recovery. We have initiated discussions with potential partners with the objective of collaborating with them for the future development of dipraglurant:

●	Dipraglurant for PD-LID. We received orphan drug designation from the United States Food and Drug Administration, or FDA, for dipraglurant in PD-LID and in a 28-day Phase 2a placebo-controlled clinical trial, conducted in the United States and Europe, in patients with PD-LID, dipraglurant met its primary end point in being generally well tolerated with no clinically significant abnormalities of safety monitoring parameters occurring. In addition, at Day 1 and Day 14, dipraglurant showed statistically significant effects on PD-LID clinical symptoms, as measured using the modified abnormal involuntary movement scale, or mAIMs. However, an increasing placebo response resulted in the effect of dipraglurant on PD-LID clinical symptoms not showing statistical significance at Day 28. On June 17, 2022, we terminated our United States registration program including a pivotal Phase 2B/3 study and an open label study in PD-LID due to slow recruitment attributed to the COVID 19 global pandemic related constraints. Subject to funding or securing a development partner, we are ready to recommence a Phase 2B/3 clinical study.

●	Dipraglurant for post-stroke/TBI recovery. There are currently no drugs to support post-stroke/TBI recovery and current therapies rely on retraining and physiotherapy, with rehabilitation, largely partial, taking 6 month or more. Functional recovery by stimulating network connectivity in the brain with mGlu5 NAM post-stroke, has been highlighted in a recent publication in Brain and demonstrated preclinically with dipraglurant, which significantly restored functional control after just three days of once-daily treatment. We are conducting additional in vivo studies with dipraglurant in animal models of stroke and subject to funding or securing a development partner, we plan to commence a Phase 2a clinical study.There is a large unmet need in post-stroke/TBI recovery, and we believe this innovative approach represents a significant commercial opportunity.

We are completing a funded research program to discover novel gamma-aminobutyric acid subtype-b positive allosteric modulators, or GABAB PAMs, for Indivior PLC, or Indivior. Under the terms of the agreement with Indivior, we have the right to select GABAB PAM drug candidates for a number of reserved indications, including chronic cough. This target is clinically validated with baclofen, an orthosteric agonist of GABAB, used off label to treat cough patients. However, baclofen’s use is limited by serious side-effects, short half-life and gradual loss of efficacy during chronic treatment. By more precisely targeting the GABAB receptor with a PAM we aim to have a best-in-class treatment with improved tolerability suitable for the chronic nature of this disease. This indication has a significant unmet medical need and represents a significant commercial opportunity. We are in the late clinical candidate selection phase and have demonstrated proof-of-concept in animal models of cough with several GABAB PAM compounds. We expect to select drug candidates under the agreement with Indivior at the end of Q2 2024 and subject to securing financial resources expect to start IND enabling studies.

We cannot forecast with any degree of certainty which proprietary products or indications, if any, will be subject to future collaborative arrangements, in whole or in part, and how such arrangements would affect our development plan or capital requirements. To date, we have secured grants and other funding from: The Michael J. Fox Foundation for Parkinson’s Research, or MJFF, for the development of dipraglurant for the treatment of PD-LID; the National Institute of Drug Abuse, or NIDA, to generate important data on the role of GABAB in substance use disorder and the Charcot-Marie-Tooth Association, or CMTA to evaluate the role of GABAB PAM compounds in preclinical models of CMT1A. As we advance our clinical and preclinical programs, we will continue to apply for subsidies, grants and government or agency sponsored studies that could offset or reduce our development costs.

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

We were founded in May 2002 and completed our initial public offering of shares on the SIX Swiss Exchange in May 2007. On January 29, 2020, we listed American Depositary Shares (ADSs) representing our shares on the Nasdaq Stock Market following the United States Securities and Exchange Commission (SEC) having declared our registration statements on Forms F-1 and F-6 effective. On October 6, 2023, we filed a post-effective amendment to the form F-6 in order to change our ADS ratio from one ADS to six shares to a new ratio of one ADS to one hundred and twenty shares. The ADS ratio change has been effective since October 23, 2023 and had the same effect as a one to twenty ADS reverse split. The ADS ratio change had no impact on the Company’s underlying shares and was intended to enable the Company to regain compliance with the Nasdaq minimum bid price requirement of ADSs. On November 8, 2023, the company announced that it had received a written notification from Nasdaq confirming that the compliance had been regained. In the future, we may be subject to further written notifications from Nasdaq related to the non-compliance of continued listing rules such as minimum shareholders’ equity.

Our operations to date have included organizing and staffing our company, raising capital, out-licensing rights to our research stage programs including our mGlu2 PAM and GABAB PAM programs and conducting preclinical studies and clinical trials.

To date, we have generated CHF 66.4 million of revenue from the sale of license rights and conducting funded research activities for certain of our research programs. We have historically financed our operations mainly through the sale of equity. Through December 31, 2023, we had raised an aggregate of CHF 355.2 million of gross proceeds from the sale of equity.

We have never been profitable and have incurred significant net losses in each period since our inception. Our net losses were CHF 10.6 million, CHF 20.8 million, and CHF 15.4 million for years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, we had accumulated losses of CHF 360.4 million. We expect to continue to incur significant expenses and operating losses in the medium to long term. We anticipate that our expenses will increase significantly in connection with our ongoing and future activities as we:

●	continue to invest in our portfolio of preclinical and clinical stage programs;
●	hire additional research and development, and general and administrative personnel;
●	maintain, expand and protect our intellectual property portfolio;
●	identify and in-license or acquire additional drug candidates; and
●	incur additional costs associated with operating as a public company in the United States.

We will need substantial additional funding to support our operating activities as we advance our research and drug candidates through clinical development, seek regulatory approval and prepare for commercialization, if any, of our product candidates are approved. Adequate funding may not be available to us on acceptable terms, or at all.

We have no manufacturing facilities, and all of our manufacturing activities are contracted out to third parties. Additionally, we currently utilize third-party contractors to carry out a significant proportion of our research and development activities. Furthermore, we do not yet have a sales organization.

The Neurosterix Transaction

On April 2, 2024, we divested our allosteric modulator discovery platform and pre-clinical programs to a new Swiss company, Neurosterix Pharma Sàrl (equivalent to an LLC). Neurosterix is focused on the discovery and development of novel orally available allosteric modulator drug candidates, including M4 PAM for schizophrenia, mGlu7NAM for stress related disorders and mGlu2NAM for mild neurocognitive disorders. In connection with the transaction, we received CHF 5.0 million and a 20% equity interest in Neurosterix US Holdings LLC, the sole shareholder of Neurosterix. Neurosterix received USD 63 million in initial funding from a syndicate of investors led by Perceptive Advisors.

The divestment of our discovery platform and early-stage programs includes the transfer of the associated research and development staff, with the provision of a service agreement to allow key members of staff to support us in achieving our business strategy. As of the date of the Transaction, all employees of Addex, other than our Head of Finance, became employees of Neurosterix. Pursuant to the service agreement, certain former Addex employees, including our Chief Executive Officer, will dedicate a portion of their time to Addex.

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

Under terms of the agreement, we have granted Indivior an exclusive license to use relevant patents and know-how in relation to the development and commercialization of drug candidates selected by Indivior. Subject to agreed conditions, Addex and

Indivior jointly own all intellectual property rights that are jointly developed, and Addex or Indivior individually own all intellectual property rights that Addex or Indivior develop individually. Addex has retained the right to select compounds from the research program for further development in areas outside the interest of Indivior including cough. Under certain conditions, but subject to certain consequences, Indivior may terminate the agreement.

In January 2018, under terms of the agreement, we received a non-refundable upfront fee of USD 5.0 million for the right to use the clinical candidate, ADX71441, including all materials and know-how related to this clinical candidate. In addition, we are eligible for payments on successful achievement of pre-specified clinical, regulatory and commercial milestones totaling $330 million, and royalties on net sales ranging from mid-single digits to low double-digits. On February 14, 2019, Indivior terminated the development of their selected compound, ADX71441.

Separately, Indivior funds research at Addex, based on a research plan to be mutually agreed between the parties, to discover novel GABAB PAM compounds. These future novel GABAB PAM compounds, if selected by Indivior, become licensed compounds. We agreed with Indivior to an initial research term and duration of two years with a funding of USD 4 million over the period for our R&D costs incurred, that can be extended by twelve-month increments. Following Indivior’s selection of one newly identified compound, Addex has the right to also select one additional newly identified compound. Addex is responsible for the funding of all development and commercialization costs of its selected compounds and Indivior has no rights to the Addex selected compounds. The initial two-year research term was expected to run from May 2018 to April 2020. In 2019, Indivior agreed an additional research funding of USD 1.6 million, for the research period. On October 30, 2020, the research term was extended until June 30, 2021 and Indivior agreed to additional research funding of USD 2.8 million. Effective May 1, 2021, the research term was extended until July 31, 2022 and Indivior agreed additional research funding of CHF 3.7 million, of which CHF 2.7 million has been paid to us, and CHF 1.0 million paid directly by Indivior to third party suppliers that are supporting the funded research program. In August 2022, the research agreement was extended until March 31, 2023 with additional research funding of CHF 0.85 million. The reserved indications, where Addex retains exclusive rights to develop its own independent GABAB PAM program, have also been expanded to include cough. Effective November 1, 2022 the research term was extended until June 30, 2023 and Indivior agreed to additional research funding of CHF 0.95 million. Effective July 1, 2023, the research term was extended until June 30, 2024 and Indivior agreed to additional research funding of CHF 2.7 million including CHF 1.1 million expected to be received directly by us and CHF 1.6 million paid directly by Indivior to third party suppliers that are supporting the funded research program.

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

Janssen initiated a Phase 2a proof of concept clinical trial of ADX71149 in epilepsy patients in June 2021. We are eligible for a further EUR 109 million in success-based development and regulatory milestones and low double-digit royalties on net sales.

Components of Results of Operations

Revenue

From the beginning of January 2017 through December 2023, we recognized CHF 18.4 million as revenue primarily under our license agreement with Indivior. We do not have approval to market or commercialize any of our drug candidates, we have never generated revenue from the sale of products and we do not expect to generate any revenue from product sales for the foreseeable future. Prior to approval of a drug candidate, we will seek to generate revenue from a combination of license fees, milestone payments in connection with collaborative or strategic relationships, royalties resulting from the licensing of our drug candidates and payments from sponsored research and development activities as well as grants from governmental and non-governmental organizations.

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

Other Income

From the beginning of January 2017 through December 2023, we recognized CHF 1.7 million as other income including CHF 1.2 million relating to grants from The Michael J. Fox Foundation for Parkinson’s Research, or MJFF, to finance certain clinical activities related to dipraglurant development in Parkinson’s disease levodopa-induced dyskinesia, or PD-LID, and other discovery activities.

In July 2019, we were funded by Eurostars/Innosuisse for CHF 0.5 million to support our mGlu7 NAM program totally recognized as income as of December 31, 2023.

In September 2023, we were funded by Eurostars/Innosuisse for CHF 0.5 million to support our mGlu2 NAM program of which CHF 0.3 million were received in December 2023. As of December 31, 2023, CHF 0.03 million has been recognized as income as of December 31, 2023, and CHF 0.32 million as deferred income in accordance with the grant conditions.

Grants are recognized at their fair value where there is reasonable assurance that the grant will be received and that we will comply with all associated conditions. Grants relating to costs are recognized as other income in the statement of comprehensive loss over the period necessary to match them with the costs that they are intended to compensate.

Operating Expenses

Research and Development Costs

From the beginning of January 2017 through December 2023, we incurred CHF 64.8 million in research and development costs. They consist mainly of direct research costs, which include costs associated with the use of contract research organizations, or CROs, and consultants hired to assist on our research and development activities, personnel costs, share-based compensation for our employees and consultants, costs related to regulatory affairs and intellectual property, as well as depreciation for assets used in research and development activities.

We typically use our employee, consultant and infrastructure resources across our research and development programs. We track by program the directly attributable costs from CROs and consultants.

The following table provides a breakdown of our outsourced research and development costs that are directly attributable to the specified programs for the years ended December 31, 2023, 2022 and 2021:

	For the years ended December 31,
	2023	2022	2021

	(CHF in thousands, unaudited)
Dipraglurant PD-LID	(99)	5,984	5,455
Dipraglurant blepharospasm	—	632	720
GABAB PAM	1,042	1,267	1,513
M4 PAM	1,518	1,228	403
Other discovery programs	287	919	923
Total outsourced research and development costs	2,748	10,030	9,014

On June 17, 2022, we terminated our dipraglurant United States registration program including pivotal Phase 2B/3 and open label clinical trials in PD-LID due to slow recruitment of patients. Therefore, we experienced a decrease in our outsourced R&D costs in the twelve-month period ended December 31, 2023 compared to the twelve month period ended December 31, 2022. We expect a significant decrease in our research and development expenses in the near term compared to the expenses incurred in the twelve-month period ended December 31, 2023 as a result of the Neurosterix transaction, in which our internal preclinical programs, including our M4 PAM program, was sold to Neurosterix. We have no ongoing self-funded clinical studies. In the medium and long term, our expenses may increase to pre-Neurosterix transaction levels, particularly as we continue to the development of a GABAB PAM drug candidate, initiate further clinical trials and seek marketing approval for our drug candidates.

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

We expect a decrease in our general and administrative costs in the near future as a result of the Neurosterix transaction. In the medium and long term, our expenses may increase to pre-Neurosterix transaction levels.

Finance Result, Net

Finance result, net consists mainly of currency exchange differences, interest expenses relating to lease liabilities, and to the negative interest rate on Swiss franc cash deposits, partially offset by positive interest income on USD bank deposits.

Taxation

We are subject to corporate taxation in Switzerland, United States and France. We are also entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes. As of December 31, 2023, we had tax losses carried forward totaling CHF 153.5 million of which CHF 0.3 million will expire by the end of 2024. Deferred income taxes are not recognized as we do not believe it is probable that we will generate sufficient taxable profits to utilize these tax losses carried forward.

A. Operating Results

Analysis of Results of Operations

The following table presents our consolidated results of operations for the fiscal years 2023, 2022 and 2021.

	For the years ended December 31,
	2023	2022	2021

	(CHF in thousands, unaudited)
Revenue	1,613	1,422	2,916
Other Income	34	23	237
Research and development costs	(6,962)	(14,665)	(12,840)
General and administrative costs	(4,966)	(7,300)	(5,819)
Operating loss	(10,281)	(20,520)	(15,506)
Finance income	64	29	217
Finance expense	(339)	(313)	(63)
Net loss	(10,556)	(20,804)	(15,352)

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenue

The following table sets forth our revenue in 2023 and 2022.

	For the years
	ended
	December 31,
	2023	2022

	(CHF in thousands)
Collaborative research funding	1,613	1,422
Total	1,613	1,422

Revenue increased by CHF 0.2 million in 2023 compared to 2022 due to amounts received under our agreement with Indivior which are recognized as related costs are incurred.

Other Income

The following table sets forth our other income in 2023 and 2022.

	For the years
	ended
	December 31,
	2023	2022

	(CHF in thousands)
Research grants	30	—
Other service income	4	23
Total	34	23

Other income was close to nil in 2023 and 2022. Other income recognized primarily related to Eurostars/Innosuisse’s grant recognized as costs are incurred in accordance with the grant conditions in 2023 and to IT consulting services in 2022.

Research and Development Expenses

The following table sets forth our research and development expenses in 2023 and 2022.

	For the years
	ended
	December 31,
	2023	2022

	(CHF in thousands, unaudited)
Dipraglurant PD‑LID	(99)	5,984
Dipraglurant blepharospasm	—	632
GABAB PAM	1,042	1,267
M4 PAM	1,518	1,228
Other discovery programs	287	919
Subtotal outsourced R&D per program	2,748	10,030
Staff costs	2,912	3,358
Depreciation and amortization	245	256
Laboratory consumables	331	319
Patent maintenance and registration costs	370	318
Short‑term leases	27	42
Other operating expenses	329	342
Subtotal unallocated R&D expenses	4,214	4,635
Total	6,962	14,665

Research and development expenses decreased by CHF 7.7 million in 2023 compared to 2022, mainly due to decreased outsourced R&D costs for CHF 7.3 million attributed to reduced dipraglurant clinical development activities terminated on June 17, 2022. Changes in estimates of costs to terminate the dipraglurant clinical development resulted in the release of CHF 0.2 million of previously recorded accruals resulting in a credit to dipraglurant related R&D costs. During the same period, staff costs decreased by CHF 0.4 million primarily due to decreased share-based compensation costs.

General and Administrative Costs

The following table sets forth our general and administrative costs in 2023 and 2022.

	For the years
	ended
	December 31,
	2023	2022

	(CHF in thousands, unaudited)
Staff costs	2,465	3,695
Depreciation and amortization	61	68
Professional fees	1,164	1,424
Short‑term leases	8	5
D&O insurance	629	1,591
Other operating costs	639	517
Total	4,966	7,300

General and administrative costs decreased by CHF 2.3 million in 2023 compared to 2022, primarily due to decreased D&O insurance costs of CHF 1.0 million and decreased staff costs primarily driven by reduced share-based service costs of CHF 1.1 million.

Finance Result, Net

The following table sets forth our finance result net in 2023 and 2022.

	For the years
	ended
	December 31,
	2023	2022

	(CHF in thousands)
Interest income	64	29
Interest cost	(2)	(26)
Interest expense on leases	(20)	(23)
Foreign exchange (losses), net	(317)	(264)
Total	(275)	(284)

Finance result, net remained stable in 2023 compared to 2022 and primarily relates to foreign exchange loss on USD cash deposits partially offset by interest income related to USD cash deposits.

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

Other income, decreased by CHF 0.2 million in 2022 compared to 2021 as we did not recognize any income from the grant with Eurostars/Innosuisse in 2022, in accordance with the grant conditions. Other service income relates to IT consultancy agreements.

Research and Development Expenses

The following table sets forth our research and development expenses in 2022 and 2021.

	For the years
	ended
	December 31,
	2022	2021

	(CHF in thousands,
	unaudited)
Dipraglurant PD-LID	5,984	5,455
Dipraglurant blepharospasm	632	720
GABAB PAM	1,267	1,513
M4 PAM	1,228	403
Other discovery programs	919	923
Subtotal outsourced R&D per program	10,030	9,014
Staff costs	3,358	2,587
Depreciation and amortization	256	273
Laboratory consumables	319	295
Patent maintenance and registration costs	318	266
Short-term leases	42	22
Other operating expenses	342	383
Subtotal unallocated R&D expenses	4,635	3,826
Total	14,665	12,840

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

	For the years
	ended
	December 31,
	2022	2021

	(CHF in thousands)
Interest income	29	5
Interest cost	(26)	(39)
Interest expense on leases	(23)	(24)
Foreign exchange gains/(losses), net	(264)	212
Total	(284)	154

Finance result, net decreased by CHF 0.4 million in 2022 compared to 2021 mainly due to a net currency exchange loss of CHF 0.3 million in 2022 compared to a net currency exchange gain of CHF 0.2 million in 2021 primarily due to currency exchange differences on U.S dollar cash deposits due to the strengthening of the Swiss franc.

B.	Liquidity and Capital Resources

Since our inception through December 31, 2023, we have generated CHF 66.4 million of revenue and have incurred net losses and negative cash flows from our operations. We have funded our operations primarily through the sale of equity. From inception through December 31, 2023, we raised an aggregate of CHF 355.2 million of gross proceeds from the sale of equity. As at December 31, 2023, we had CHF 3.9 million in cash and cash equivalents. Between the closing date and the issuance date of our Annual Report on Form 20-F, we have raised a total of CHF 5.2 million including CHF 5.0 million from the sale of our allosteric modulator drug discovery technology platform and a portfolio of preclinical programs to Neurosterix and CHF 0.2 million under our sale agency agreement with Kepler Cheuvreux.

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

We expect a significant decrease of our expenses in the near term compared to the expenses incurred in the twelve-month period ended December 31, 2023, as we sold our allosteric modulator drug discovery technology platform and a portfolio of pre-clinical programs to Neurosterix on April 2, 2024 (See Item 8-B – significant changes) and we have no ongoing self-funded clinical studies. In the medium and long term, our expenses may increase to pre-Neurosterix transaction levels, particularly as we continue to the development of our GABAB PAM chronic cough drug candidate, initiate further clinical trials and seek marketing approval for our drug candidates.

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

We expect our existing cash and cash equivalents at the issuance date of Annual Report on Form 20-F will enable us to fund our operating expenses and capital expenditure requirements through 2026. Our future viability is dependent on our ability to monetize our intellectual property portfolio and /or raise additional capital though public or private financings that may dilute existing shareholders. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

●	the scope, progress, results and costs of our ongoing and planned preclinical study for our GABAB PAM cough indication drug candidate;

●	the timing and amount of milestone and royalty payments we may receive under our license agreements;
●	the extent to which we out-license, in-license, sell or acquire other drug candidates and technologies;
●	the number and development requirements of other drug candidates that we may pursue;
●	the costs, timing and outcome of regulatory review of our drug candidates;
●	cost associated with finding alternative suppliers due to geopolitical events such as the ongoing war in Ukraine;
●	the costs associated with building out our operations; and
●	the costs and timing of future commercialization activities, including drug manufacturing, marketing, sales and distribution, for any of our drug candidates for which we receive marketing approval.

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

The following table shows a summary of our cash flows for the years indicated:

	For the years ended December 31,
	2023	2022	2021

	(CHF in thousands)
Cash and cash equivalents at the beginning of the year	6,957	20,485	18,695
Net cash flows used in operating activities	(7,992)	(16,437)	(14,705)
Net cash flows from /(used in) investing activities	(7)	3	(30)
Net cash flows from financing activities	5,264	3,102	16,403
Increase/(Decrease) in cash and cash equivalents.	(2,735)	(13,332)	1,668
Effect of the exchange rates	(357)	(196)	122
Cash and cash equivalents at end of year	3,865	6,957	20,485

Operating Activities

Net cash flows from or used in operating activities consist of the net loss adjusted for changes in net working capital (current assets less current liabilities), and for non-cash items such as depreciation, the value of share-based services and changes in post-employment benefits.

During the year ended December 31, 2023, operating activities used CHF 8.0 million of cash primarily due to our net loss of CHF 10.6 million adjusted for CHF 0.3 million of net finance costs and CHF 0.2 million of decreased net working capital, partially offset by non-cash items of CHF 2.0 million including CHF 1.8 million of share-based compensation costs and CHF 0.3 million of depreciation of the right-of-use assets of leases. The decrease of the net working capital primarily relates to decreased trade receivables, prepayments and contract assets for a cumulative amount of CHF 0.5 million and increased deferred income of CHF 0.3 million related to funds received from Innosuisse/Eurostar’s grant, partially offset by decreased payables and accruals of CHF 0.6 million.

During the year ended December 31, 2022, operating activities used CHF 16.4 million of cash primarily due to our net loss of CHF 20.8 million adjusted for CHF 0.2 million of decreased net working capital and CHF 0.2 million of net finance costs, partially offset by non-cash items for CHF 4.0 million including CHF 3.7 million of share-based compensation costs and CHF 0.3 million of depreciation of the right-of-use assets for leases. Changes in net working capital mainly relate to decreased prepayments due to the termination of our dipraglurant clinical development activities.

During the year ended December 31, 2021, operating activities used CHF 14.7 million of cash primarily due to our net loss of CHF 15.4 million adjusted for CHF 0.6 million of increased net working capital and a net finance income of CHF 0.1 million primarily related to currency exchange gains on cash and cash equivalents, partially offset by non-cash items for CHF 1.4 million mainly related to the value of share-based services and depreciation of the right-of-use assets for leases. Changes in net working capital mainly relate to increased prepayments on our dipraglurant PD-LID program.

Investing Activities

Net cash used in investing activities consist primarily of investments in computer and laboratory equipment, security rental deposits related to laboratory and office space.

During the year ended December 31, 2023, 2022 and 2021 investing activities were close to nil and primarily related to investments in our laboratory equipment and to a lesser extent computer hardware.

Financing Activities

Net cash flows from financing activities consists of proceeds from the sale of equity securities, whilst net cash flows used in financing activities primarily relate to the principal element of lease payments and associated interest expenses, interest expenses on Swiss francs cash deposits and capital increase costs.

During the year ended December 31, 2023, net cash flows from financing activities amounted to CHF 5.3 million including CHF 4.5 million from the offering executed with an institutional investor on April 3, 2023 and CHF 1.2 million from the sale agency agreement managed by Kepler Cheuvreux, partially offset by costs associated with the offering, the sale and the issuance of treasury shares whose combined amount paid during the annual year ended December 31, 2023 amounted to CHF 0.3 million and CHF 0.3 million for the principal element of lease payments.

During the year ended December 31, 2022, net cash flows from financing activities amounted to CHF 3.1 million and relate to an offering executed on July 22, 2022 with an institutional investor and sales of treasury shares through the sale agency agreement with Kepler Cheuvreux in July 2022 with gross proceed of CHF 4.1 million and CHF 0.4 million, respectively, partially offset by the costs associated with the offering executed on December 16, 2021 and July 22, 2022 and paid in 2022 for CHF 0.5 million and CHF 0.4 million, respectively. The other cash out flows primarily relate to the principal element of lease payments and associated interest expense for CHF 0.3 million and issuance cost of new treasury shares executed in 2022 for a total amount of CHF 0.2 million.

During the year ended December 31, 2021, net cash flows from financing activities amounted to CHF 16.4 million and primarily relate to offerings executed on January 8, 2021 and December 16, 2021, with a respective gross proceed of CHF 10.1 million and CHF 9.2 million partially offset by total offering costs of CHF 3.3 million of which CHF 0.2 million was paid in December 2020 and CHF 0.5 million remained payable as of December 31, 2021. The other cash out flows primarily relate to the principal element of lease payments and associated interest expense for CHF 0.4 million.

Lease liabilities and commitments

The maturities for lease payments in relation to operating lease under IFRS 16 as of December 31, 2023 are as follows:

					Carrying
	Less than	1 to	More than	Total cash	amount
At December 31 2023	1 Year	5 Years	5 Years	out flows	liabilities

	(CHF in thousands)
Lease Liabilities	294	72	—	366	344

Lease liabilities relate to the rent of laboratories, equipment, offices and related spaces used by us. There are no cancellable operating lease commitments over 5 years. Our office and laboratory spaces at Campus Biotech have been transferred to Neurosterix Pharma Sàrl on April 2, 2024. Under the service agreement signed with Neurosterix Pharma Sàrl, we have access to administrative offices now leased by Neurosterix. (See Item 8 - B significant changes).

We enter into contracts in the normal course of business with CROs for preclinical studies, manufacturing and other services and products for operating purposes. These contracts generally provide for termination upon notice, and therefore we believe that our non-cancelable obligations under these agreements are not material.

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

The following table sets forth information regarding our executive officers and directors, including their ages, as of December 31, 2023. Our directors are appointed for one-year terms, which expire on the occasion of each annual general meeting. Accordingly, the terms of the directors set forth below will expire on the date of our 2024 annual general meeting of shareholders. On April 2, 2024, all Addex employees, other than Mr. Teyssédou, became employees of Neurosterix. Pursuant to a service agreement, certain former Addex employees, including our Chief Executive Officer, will dedicate a portion of their time to Addex in 2024. Such

Neurosterix employees will retain their former titles and responsibilities at Addex, other than Dr. Rocher and Dr. Lutjens, who have stepped down from their Addex positions.

Name	Age	Position(s)
Executive Officers:
Tim Dyer	55	Chief Executive Officer and Director
Roger Mills	67	Chief Medical Officer and Director
Robert Lütjens(1)	54	Head of Discovery—Biology
Jean-Philippe Rocher(1)	64	Head of Discovery—Chemistry
Mikhail Kalinichev	56	Head of Translational Science
Lénaïc Teyssédou(2)	38	Head of Finance
Non-Employee Directors:
Vincent Lawton(3)(4)	74	Chairman of the Board of Directors
Raymond Hill(3)	78	Director
Isaac Manke(4)	46	Director
Jake Nunn(4)	53	Director

(1)Dr Jean-Philippe Rocher and Dr Robert Lütjens stepped down from the Executive Management on April 2, 2024

(2)Mr. Teyssédou became a member of the Executive Management on April 2, 2024

(3)Member of the Compensation Committee

(4)Member of the Audit Committee

Executive Officers

Tim Dyer, Co-Founder, Director and Chief Executive Officer: Since co-founding Addex in 2002, Mr. Dyer has played a pivotal role in building the Addex Group, raising significant capital, including Addex IPO and negotiating licensing agreements with pharmaceutical industry partners. Prior to founding Addex, he spent 10 years with Price Waterhouse, or PW & PricewaterhouseCoopers, or PwC in the UK and Switzerland as part of the audit and business advisory group. At PwC in Switzerland, Mr. Dyer’s responsibilities included managing the service delivery to a diverse portfolio of clients including high growth start-up companies, international financial institutions and venture capital and investment companies. Mr. Dyer has extensive experience in finance, corporate development, business operations and the building of start-up companies. In April 2024, Mr Dyer was appointed as a Director and Chief Executive Officer of Neurosterix Group, a drug development company in which Addex holds a 20% equit interest. He is a UK Chartered Accountant and holds a BSc (Hons) in Biochemistry and Pharmacology from the University of Southampton, UK.

Roger Mills, Director and Chief Medical Officer: Dr. Mills brings more than 30 years of biopharmaceutical industry experience at both large global pharmaceutical companies and smaller biotechnology companies, including Acadia Pharmaceuticals, Pfizer, Gilead Sciences, Abbott Laboratories and The Wellcome Foundation, across a spectrum of disease areas. His extensive track record includes managing drug development programs, including IND’s and NDAs as well as post-marketing and OTC products. Most recently, Dr. Mills was with Acadia Pharmaceuticals for nine years, serving as Executive Vice President, Development and Chief Medical Officer. In this role, he oversaw the largest ever international Phase 3 program in Parkinson’s Disease Psychosis and led its NDA submission to the FDA for NUPLAZID, which was subsequently approved and remains the first and only medication approved in this indication. Dr. Mills currently serves as an Honorary Professor at the University of Exeter, UK. He is a member of the Board of Directors of Enterin Inc, a United States biopharmaceutical company. He received his medical degree from Imperial College, Charing Cross Hospital Medical School, London, United Kingdom.

Robert Lütjens, Head of Discovery—Biology: Dr. Lütjens was responsible for all biology activities and has extensive experience in drug discovery. He established the biology capabilities and built the Company’s small molecule allosteric modulator biology platform. He played a pivotal role in the success of both internal and partnered programs, including the discovery of dipraglurant and ADX71149, both of which progressed into Phase II clinical development. Prior to joining Addex at inception in 2002, Dr. Lütjens completed a postdoctoral fellowship in the Department of Neuropharmacology at the Scripps Research Institute, in La Jolla, CA, where he focused on understanding molecular changes involved in addiction disorders. Dr. Lütjens obtained his degrees in Biology from the University of Geneva, his master’s at the Swiss Institute for Experimental Cancer Research and his Ph.D. thesis at the Glaxo Institute for Molecular Biology in Geneva and the Institute for Cellular Biology and Morphology in Lausanne. Dr. Lütjens is co-author of over 30 peer-reviewed publications and patents.

Jean-Philippe Rocher, Head of Discovery—Chemistry: Dr. Rocher was responsible for IP and for all chemistry activities including CMC, scale-up and formulation, medicinal chemistry, computational chemistry, compound library management and activities linked to developability. He has extensive experience in drug discovery and returns to Addex from Pierre Fabre where he was Director of CNS Programs from March 2014 to May 2018. Joining Addex at its inception in 2002, Dr. Rocher established the Company’s chemistry capabilities and built its small molecule allosteric modulator chemistry platform. He played a pivotal role in the success of both internal and partnered programs, including the discovery of dipraglurant and ADX71149, both of which progressed into Phase 2 clinical development. Prior to joining Addex, Dr. Rocher was Director of Chemistry at Devgen NV (Gent, Belgium), Senior Research Scientist for GlaxoSmithKline KK (Tsukuba, Japan), Scientific Project Leader in CNS at Mitsubishi Tanabe (Yokohama, Japan) and Head of Drug Discovery Unit for Battelle (Geneva, Switzerland). He started his career as a Research Scientist in the Dermatology Research Center of Galderma (Sophia-Antipolis, France) following a PhD in Medicinal Chemistry and Pharm D at the Faculty of Pharmacy of Lyon (France). He is a co-author of more than 40 research publications and patents.

Mikhail Kalinichev, Head of Translational Science: This is the second time Dr. Kalinichev is a part of Addex team, as previously, he spent 4 years in the company in several positions, including Associate Director and Group Leader, Behavioral Neuroscience. Immediately before his second appointment at Addex, Dr. Kalinichev spent 6 years as Director of in vivo neurology at Ipsen, France. In this role, he helped define the neuroscience therapeutic strategy, led operational activities and initiated several industrial and academic collaborations in the area of neuromuscular disorders and pain. Before Ipsen, he was a section head at Lundbeck, Denmark where he helped drive translational studies in schizophrenia, cognitive impairment and pain. His first role in pharmaceutical industry was as a principal scientist at Psychiatry Center of Excellence of GlaxoSmithKline, UK. Dr. Kalinichev’s post-doctoral training was at the Department of Pharmacology, Emory University School of Medicine (United States). Dr. Kalinichev has been awarded several prestigious awards, including the Vernalis Prize of the British Association for Psychopharmacology and the GlaxoSmithKline Exceptional Science Award. He is inventor on several patents and co-authored more than 50 papers. Dr. Kalinichev earned his PhD in behavioral neuroscience at Rutgers University (USA).

Lénaic Teyssédou, Head of Finance: Mr. Teyssédou is responsible for finance since 2017 and has extensive experience in the financial management of both private and public companies. Mr. Teyssédou is a French certified public accountant and worked in audit firms where he gained valuable experience related to audit, due diligence, financial regulation and compliance across a diverse client portfolio of startups, small and middle size companies. Mr Teyssédou also holds two master’s degrees in Finance and Management from EM Strasbourg Business School, France.

Non-Employee Directors

Vincent Lawton, Chairman of the Board of Directors: Dr. Lawton was Vice President Merck Europe and Managing Director of MSD UK until he stepped down in 2006, after 26 years’ service internationally for Merck & Co Inc. He was appointed CBE (Commander of the British Empire) by the Queen of England for services to the Pharmaceutical Industry. During his tenure, MSD UK achieved sustained commercial success, launching many new medicines to the market in a wide range of therapeutic areas, becoming the fastest growing company in the market over a number of years. He worked in commercial, research and senior management roles in France, the United States and Canada, Spain and throughout Europe. As President of the UK Industry Association, the ABPI, he negotiated industry pricing, worked with Government bodies to help establish the UK globally as a leading center of clinical research. He served on the board of the UK regulatory authority (MHRA) from 2008 to 2015. He was a Senior Strategy Advisor for Imperial College Department of Medicine, University of London and serves as a consultant to a number of leading healthcare organizations. He studied Psychology at the University of London and holds an undergraduate degree and PhD.

Raymond Hill, Director: Dr. Hill was previously a member of the Board of Directors from the Annual General Meetings of 2008 until 2012. Currently Visiting Professor of Pharmacology at Imperial College in London, and Chairman/Non-Executive Director of Avilex (Denmark), Chair of SAB Asceneuron (Switzerland) and was NED of Orexo AB (Sweden) from 2008 to 2019. Prior to his retirement, he was Executive Director, Licensing and External Research at Merck/MSD in Europe (2002 - 2008); Executive Director, Pharmacology (1990-2002) at the Merck Neuroscience Research Centre and had oversight responsibility for Neuroscience research at the Banyu Research Labs in Tsukuba, Japan (1997-2002). At Merck, he chaired a number of discovery project teams including those responsible for the marketed products Maxalt® and Emend®. Dr. Hill received his academic training (BPharm PhD) at the University of London. He was awarded an Honorary DSc by the University of Bradford in 2004 and was elected to Fellowship of the Academy of Medical Sciences in 2005. He was a lecturer in Pharmacology at the University of Bristol School of Medicine from 1974 to 1983 and supervisor in Pharmacology at Downing College, University of Cambridge from 1983 to 1988. He joined the pharmaceutical industry in 1983 as Head of Biology and founder member of the Park Davis Research Unit at Cambridge. In 1988, he joined SK&F (United Kingdom) as Group Director of Pharmacology and in 1990 moved to Merck. He is a past Council Member of the UK Academy of Medical Sciences and President Emeritus of the British Pharmacological Society. He is a Visiting Professor at the University of Bristol and was a member of the UK Government Advisory Council on the Misuse of Drugs from 2010 to 2019.

Isaac Manke, Director: Dr. Manke has more than 15 years of experience in the life science industry as an investor, research analyst, consultant and scientist. Isaac is currently a General Partner at Acorn Bioventures, where he focuses on investing in small-cap public and private biotechnology companies. Prior to Acorn, Isaac spent 11 years at New Leaf Venture Partners (NLV). In addition to private venture investments, during his time at NLV, he also led the firm’s public investment activities initially with the public portfolio within NLV-II, and from 2014 through 2019, had day-to-day management and oversight responsibility for the NLV Biopharma Opportunities Funds. Isaac has been a board member or observer for several companies, including the boards of True North Therapeutics (acquired by Bioverativ) and Karos Pharmaceuticals (acquired by an undisclosed company). Previously, Isaac was an Associate in the Global Biotechnology Equity Research group at Sanford C. Bernstein. Isaac was also an Associate in the Biotechnology Equity Research group at Deutsche Bank and was a Senior Analyst at Health Advances, a biopharmaceutical and medical device strategy consulting firm. Isaac received a B.A. in Biology and a B.A. in Chemistry at Minnesota State University (Moorhead), and a Ph.D. in Biophysical Chemistry and Molecular Structure at the Massachusetts Institute of Technology, or MIT. Isaac’s discoveries led to several publications in top journals, including Science and Cell, and were selected by Science as one of the “2003: Signaling Breakthroughs of the Year”. These discoveries also resulted in four issued patents.

Jake Nunn, Director: Mr. Nunn has more than 25 years of experience in the life science industry as an investor, independent director, research analyst and investment banker. He is currently an independent advisor to life science companies and a venture partner at SR One Capital Management.  Mr. Nunn was previously a venture advisor at New Enterprise Associates, or NEA, where he was a partner from 2006 to 2018, focusing on later-stage specialty pharmaceuticals, biotechnology and medical device investments and managing a number of NEA’s public investments in healthcare. Mr. Nunn is a Director of Regulus Therapeutics (Nasdaq: RGLS) and Trevena, Inc. (Nasdaq: TRVN). He previously was a Director of Dermira Inc. (acquired by Eli Lilly), Hyperion Therapeutics (acquired by Horizon Pharma PLC), TriVascular (acquired by Endologix), Aciex Therapeutics (acquired by Nicox SA), Transcept Pharmaceuticals (merged with Paratek) and a board observer at Vertiflex, Inc. (acquired by Boston Scientific). Prior to NEA, Mr. Nunn worked at MPM Capital as a Partner with the MPM BioEquities Fund, where he specialized in public, PIPE and mezzanine-stage life sciences investing. Previously, he was a healthcare research analyst and portfolio manager at Franklin Templeton Investments. Mr. Nunn was also an investment banker with Alex. Brown & Sons. He received an MBA from the Stanford Graduate School of Business and an AB in Economics from Dartmouth College. Mr. Nunn holds the Chartered Financial Analyst designation, is a member of the CFA Society of San Francisco, and recently completed the Stanford GSB Directors’ Consortium executive education program.

The table below provides certain highlights of the composition of our board members and nominees. Each of the categories listed in the below table has the meaning as it is used in Nasdaq Rule 5605(f).

Board Diversity Matrix
Country of Principle Executive Offices:	Switzerland
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
	As of 04/18/2024	12/21/2023
Total Number of Directors	6	6

	Female	Male	Non-Binary	Did not Disclose	Female	Male	Non-Binary	Did not Disclose Gender
Part I: Gender Identity
Directors	0	6	0	0	0	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0				0
LGBTQ+	0				0
Did Not Disclose Demographic Background	0				0

As of December 21, 2023 and April 18, 2024 respectively, our Board of Directors does not include two diverse directors due to the current financial situation which makes very challenging to attract qualified board members including those who would qualify as diverse.

Family Relationships

There are no family relationships among any of our executive officers or directors.

B.	Compensation of Executive Officers and Directors

Board of Directors

The compensation of the non-executive board members mostly includes variable elements whilst executive board members are not remunerated as board member. The fixed element comprises a fixed annual monetary compensation per Board term from one general meeting of shareholders to the next. The variable element comprises a monetary compensation based on Board meeting attendance and the fair value of equity incentive units (share options and equity sharing certificates) and represents from 50% to 350% of fixed annual compensation. Nevertheless, in 2022, the variable compensation of the chairman of the Board of Directors and of the chairman of the compensation committee represented fourteen and thirteen time their fixed annual compensation respectively, primarily due to the increased fair value of their options granted as the exercise prices have been reduced (See note 14 of the audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F). Social security contributions of the Company are accrued on the fixed and variable elements. Board member social security contributions are accrued on the fair value of equity incentive units. Equity incentive units are granted based on the discretion of the Board of Directors. Equity incentive units are granted to compensate for the dilutive effects of capital raising to ensure Board Members have sufficient unvested equity incentive units in accordance with external benchmarks. The most recent review of compensation for members of the Board took place in November 2023.

Executive Management

The compensation of members of the Executive Management consists of fixed and variable elements. The fixed element may include a base salary or a cash retainer paid under a consulting contract. The variable element may include performance-related cash or share based bonuses, consulting fees based on chargeable hours and equity incentive units (equity sharing certificates and share options). Company contributions to pension plans, death and invalidity insurances and social security contributions are accrued on all fixed and variable element compensation that relates to an employment relationship. Company social security contributions are accrued for all shares or equity incentive unit compensation. The amount of the fixed element depends on the position, responsibilities, experience and skills, and takes into account individual performance. The fixed element is reviewed at the end of each year by the Board. Any changes in the fixed elements are made effective in January of the following year. The variable elements are based on individual and company goals. The potential variable cash bonus is determined in the employment contract and in general is a percentage of the base salary. Where the Executive Manager has been engaged under a consulting contract, the variable element is based on the time spent at the contractually defined rate of remuneration. Every year, the Board decides on the total amount of variable elements including the amount of cash and equity incentive units to be granted for the previous year based on the achievement of Company and Individual goals. Equity incentive units are granted based on the discretion of the Board of Directors. Variable cash compensation paid to Executive Managers includes bonus and equity incentive units. The variable compensation of CEO is determined 100% based on company goals and includes a cash bonus representing from 0% to 50% of base salary and equity incentive units representing from 0% to 200% of base salary, exceptionally increased to seven times of base salary in 2022 primarily due to the higher fair value of his equity incentive units following the reduction of the exercise prices. Our Chief Medical Officer (“CMO”) is engaged through a consultancy agreement and invoices the company for hours worked on a monthly basis which are settled in cash. In addition, equity incentive units are granted from time to time at the discretion of the Board of Directors. The variable compensation of the other Executive Managers includes a cash bonus representing from 0% to 25% of base salary and is determined based on 20% individual goals and 80% company goals, and equity incentive units representing 0% to 100% of base salary, exceptionally increased up to 185% of base salary in 2022 primarily due to the increased fair value of their equity incentive units granted following the reduction of the exercise prices. In addition, the Board of Directors grants equity incentive units to Executive Managers to compensate for the dilutive effects of capital raising to ensure Executive Managers have sufficient unvested equity incentive units in accordance with external benchmarks.

The company goals for 2023 were established at the beginning of the year as follows:

Advancing pre-clinical R&D programs	60%
Securing the Group’s financial situation	35%
Maintain effective governance, regulation and administration	5%

The individual goals of the Executive Managers for 2023 were as follows: 1) Deliver novel drug candidates weighted at 50%; 2) Develop collaborative arrangements to efficiently advance preclinical portfolio weighted at 25%; and 3) Develop novel tools to identify and characterize allosteric modulators weighted at 25%.

Equity incentive plans

The purpose of the Group’s share purchase, share option and equity sharing certificate programs (refer to note 14 of the consolidated financial statements) is to provide members of the Board of Directors, Executive Management, employees and certain consultants (together “Staff”) with an opportunity to benefit from the potential appreciation in the value of the Company’s shares, thus providing an increased incentive for participants to contribute to the future success and prosperity of the Group, enhancing the value of the shares for the benefit of the shareholders of the Group and increasing the ability of the Group to attract and retain individuals of exceptional skills. In addition, these plans provide the Group with a mechanism to engage services for non-cash consideration by settling them through a transfer of treasury shares under the share purchase plan based on predefined terms of the consulting contract. The grant of any share option or equity sharing certificate is at the discretion of the Board of Directors. Key factors considered by the Board of Directors in making grants of share options or equity sharing certificates are the amount of shareholder approved conditional capital, the benchmarking with other companies as well as individual performance (for further information on the detail and composition of the benchmark please refer to the paragraph review and approval process above). The strike price is determined by the Board of Directors and is primarily based on the closing price of the Company’s shares on the SIX Swiss Exchange on the grant date. In addition, the Group has implemented a staff retention plan which includes a deferred strike price payment plan (“DSPPP”) encouraging Board Members, Executive Managers and employees to exercise their share options or equity sharing certificates and become shareholders of the Company by allowing deferral of the obligation to pay the strike price on exercise (“Deferred Strike Price Payment Obligations”).

Indirect benefits

The Company may contribute to the pension plan and maintains certain insurance for death and invalidity for the members of the Executive Management. New entrants may be eligible for reimbursement of relocation costs, compensation for lost benefits or stock granted by a previous employer, international school for children or language courses for a limited time period. No Indirect benefits have been paid to Executive Management in 2023.

Special conditions in case of change of control

In the event of a change of control of the company, three Executive Managers are entitled to receive an amount equivalent to one time the annual gross salary and 1.5 times the targeted annual bonus 12 months after the change of control, unless they have given notice of termination or have received notice of termination for cause.

Compensation for the financial year under review

Measurement basis for compensation

The measurement basis for each component of compensation is described below:

●	Fixed cash compensation, variable cash compensation and shares acquired under the share purchase plan: accrual basis;
●	Equity incentive units: fair value at the grant date in accordance with IFRS 2 valuation methodology; and
●	Employers’ social security: accrual basis except for equity incentive units where the notional amount is calculated based on the fair value at grant date.

Compensation of the Board of Directors in 2023 and 2022

		Variable compensation
			number of	value of
	Fixed		equity	equity
2023	cash	cash	incentive	incentive	Total
CHF	compensation	attendance	units(1)	units(2)	2023
Vincent Lawton, chairman	29,034	29,034	1,043,153	97,681	155,750
Raymond Hill, member	18,231	18,231	567,969	53,185	89,646
Tim Dyer, member	—	—	—	—	—
Roger Mills, member	—	—	—	—	—
Jake Nunn, member	16,370	16,370	91,323	8,551	41,291
Isaac Manke, member	16,370	16,370	91,323	8,551	41,291
Total	80,005	80,005	1,793,768	167,968	327,978

(1) Equity incentive units include share options granted during the year under the Company’s share option plan (refer to note 14 of the consolidated financial statements).

(2)Value of equity incentive units include the fair value of share options granted during the year under the Company’s share option plan amounting to CHF 149,010 and the increase of CHF 18,958 in fair value of the equity incentive units whose grant conditions have been changed during the year (Refer to note 14 of the consolidated financial statements).

		Variable compensation
			number of	value of
2022	Fixed cash	cash	equity	equity
CHF	compensation	attendance	incentive units(1)	incentive units(2)	Total 2022
Vincent Lawton, chairman	26,330	26,330	758,317	384,587	437,247
Raymond Hill, member	15,529	15,529	411,869	209,113	240,171
Tim Dyer, member	—	—	—	—	—
Roger Mills, member	—	—	—	—	—
Jake Nunn, member	13,639	13,639	68,238	25,616	52,894
Isaac Manke, member	13,639	13,639	68,238	25,616	52,894
Total	69,137	69,137	1,306,662	644,932	783,206
(1)	Equity incentive units include share options granted during the year under the Company’s share option plan (refer to note 14 of the consolidated financial statements).
(2)	The value of the equity incentive units include the fair value of the share options granted during the year under the Company’s share option plan amounting to CHF 246,502 and the increase of CHF 398,430 in fair value of the equity incentive units whose grant conditions have been changed during the year (Refer to note 14 of the consolidated financial statements).

Deferred Strike Price Payment Obligations of the Board of Directors:

	December	December
CHF	31, 2023	31, 2022
Vincent Lawton, chairman	235,219	190,364
Raymond Hill, member	128,106	103,683
Tim Dyer, member	—	—
Roger Mills, member	—	—
Jake Nunn, member	20,598	16,671
Isaac Manke, member	20,598	16,671
Total (1)	404,521	327,389
(1)	The amounts reported in this table correspond to the amounts owed by members of the Board of Directors in relation to Deferred Strike Price Payment Obligations (see note 14), which may be assimilated to loans to be disclosed in this Compensation report within the meaning of the Swiss Federal Code of Obligations.

Compensation to the Executive Management in 2023 and 2022

		Variable compensation
			number of	value of
	Fixed		equity	equity
2023	cash		incentive	incentive	Total
CHF	compensation	Cash(4)	units (2)	units(3)	2023
Total Executive Management (1)	1,275,109	226,288	9,492,817	935,516	2,436,913

(1) The highest paid member of Executive Management in 2023 was the CEO, Tim Dyer, who received CHF 471,969 of fixed cash compensation, CHF 109,151 of variable cash compensation and 7,008,033 equity incentive units. The fair value of equity incentive units including accrued social charges amounted to CHF 691,031 including CHF 613,036 for equity incentive units granted during the year and CHF 77,995 relating to the change in grant conditions made during the year (see note 14).

(2) Equity incentive units include share options granted during the year under the Company’s share option plan.

(3) The value of equity incentive units include the fair value of share options granted during the year under the Company’s share option plan amounting to CHF 829,927 and the increase of CHF 105,589 in fair value of the equity incentive units whose grant conditions have been changed during the year (Refer to note 14 of the consolidated financial statements).

(4) Variable compensation in cash relates to bonuses and compensation paid to Executive Managers engaged under consulting contracts which provide for hourly and daily rates with a monthly cap.

Variable compensation
			number of	value of
2022	Fixed cash		equity	equity
CHF	compensation	Cash(4)	incentive units(2)	incentive units(3)	Total 2022
Total Executive Management (1)	1,249,366	375,685	6,846,206	3,455,027	5,080,077
(1)The highest paid member of Executive Management in 2022 was the CEO, Tim Dyer, who received CHF 472,724 of fixed cash compensation, CHF 133,881 of variable cash compensation and 4,882,845 equity incentive units. The fair value of equity incentive units including accrued social charges amounted to CHF 2,498,459 including CHF 970,001 for equity incentive units granted during the year and CHF1,528,458 relating to the change in grant conditions made during the year (see note 14).
(2) Equity incentive units include share options granted during the year under the Company’s share option plan.
(3) The value of equity incentive units include the fair value of the share options granted during the year under the Company’s share option plan amounting to CHF 1,343,025 and the increase of CHF 2,112,002 in fair value of the equity incentive units whose grant conditions have been changed during the year (Refer to note 14 of the consolidated financial statements).
(4) Variable compensation in cash relates to bonuses and compensation paid to Executive Managers under consulting contracts, which provide for hourly and daily rates with a monthly cap.

Deferred Strike Price Payment Obligations of the Executive Management:

	December 31,	December 31,
CHF	2023	2022
Total Executive Management (1)	2,119,980	1,711,789
(1)The amounts reported in this table correspond to the amounts owed by Executive Managers in relation to Deferred Strike Price Payment Obligations (see note 14), which may be assimilated to loans to be disclosed in this Compensation Report report within the meaning of the Swiss Federal Code of Obligations. The highest Deferred Strike Price Payment Obligation amounted to CHF 1,524,093 as of December 31, 2023 (CHF 1,222,748 as of December 31, 2022) and was attributable to the CEO Tim Dyer.

Addex’s shares held by members of the Board of Directors and Executive Management

	2023	2022
	Number of Addex’s	Number of Addex’s
	Shares	Shares
Tim Dyer	16,848,979	9,840,946
Robert Lütjens	3,005,836	1,755,612
Jean-Philippe Rocher	2,541,197	1,484,231
Vincent Lawton	2,507,987	1,464,834
Raymond Hill	1,365,532	797,563
Roger Mills	785,976	735,976
Mikhail Kalinichev	306,765	179,171
Jake Nunn	219,561	128,238
Isaac Manke	219,561	128,238
Total	27,801,394	16,514,809

Members of the Board and Executive Management do not hold equity incentive units as of December 31, 2023 and December 31, 2022.

C.	Board Practices.

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

We had 23 full-time employees and consultants as of December 31, 2023. At the issuance date of this Annual Report on form 20F, we have 1 full - time employee, our Head of Finance, Lénaïc Teyssédou. Under the service agreement signed with Neurosterix, our R&D team and our CEO, Tim Dyer, who are now employed by Neurosterix, are supporting Addex commitments. In the near term, we will employ consultants for the development of our programs.

E.	Share Ownership.

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

On November 28, 2023, the Board adopted a clawback policy to comply with the applicable provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and rules and requirements of the NYSE (including Section 303A.14 of the NYSE Listed Company Manual). In the event of an accounting restatement, under the Company’s clawback policy, the Compensation Committee is authorized to recover certain incentive-based compensation paid to an executive officer of the Company on or after October 2, 2023, to the extent such incentive-based compensation was paid on the basis of financial results in respect of any of our three most recently completed fiscal years preceding the restatement.

During the period covered by this Annual Report on Form 20-F, we were not required to prepare an accounting restatement which would require recoupment of any erroneously awarded incentive compensation.

Item 7. Major Shareholders and Related Party Transactions

A.	Major shareholders.

The following table sets forth information with respect to the beneficial ownership of our shares as of February 29, 2024 by:

●	each beneficial owner of 5% or more of our outstanding shares;
●	each of our directors and executive officers; and
●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares that can be acquired within 60 days of February 29, 2024. Percentage ownership calculations are based on 128,257,059 shares issued and outstanding, excluding 56,097,437 treasury shares indirectly held through our wholly-owned subsidiary Addex Pharma SA, as of February 29, 2024, plus consistent with SEC rules on disclosure of beneficial ownership, shares that each security holder has the ability to acquire within 60 days of February 20, 2024, due to outstanding equity interests becoming vested or exercisable. The percentage of shares beneficially owned, shown on the table, reflect these incremental shares that a security holder has the ability to acquire within the time frame noted.

	Number	Percentage
	of shares	of shares
	beneficially	beneficially
	owned	owned
5% or Greater Shareholders:
Growth Equity Opportunities Fund IV, LLC (1)	7,704,600	5.91%
Executive Officers and Directors:
Tim Dyer (2)	17,121,860	13.32%
Robert Lutjens (3)	3,051,953	2.38%
Jean-Philippe Rocher (4)	2,594,896	2.02%
Vincent Lawton (5)	2,546,466	1.98%
Raymond Hill (6)	1,386,483	1.08%
Roger Mills	*	*
Isaac Manke	*	*
Jake Nunn	*	*
Mikhail Kalinichev	*	*
Lénaïc Teyssédou	*	*
All current directors and executive officers as a group (10 persons) (7)	28,268,079	22.01%
*	Represents beneficial ownership of less than one percent.
(1)

Consist of 5,648,690 shares and 2,055,910 shares issuable upon exercise of outstanding warrants directly held by Growth Equity Opportunities Fund IV LLC (“GEO IV”) that is wholly owned by New Enterprise Associates 15, L.P (“NEA 15”). The shares directly held by GEO IV are indirectly held by NEA 15, whose general partner is NEA Partners 15, L.P (“NEA Partners 15”). The general partner of NEA Partners 15 is NEA 15 GP, LLC (“NEA 15 LLC”). The individual Managers of NEA 15 LLC, or collectively, the NEA 15 Managers are Forest Baskett, Anthony A. Florence Jr., Mohamad Makhzoumi and Scott D.Sandell. GEO IV, NEA 15, NEA Partners 15, NEA 15 LLC and the NEA 15 Managers share voting and dispositive power with regard to our securities held directly by GEO IV. The address of Growth Equity Opportunities Fund IV LLC is c/o New Enterprise Associates, Inc., 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.

(2)

Consist of 16,848,979 shares of which 9,202,903 are not freely tradable as of February 29, 2024, and 272,881 shares issuable upon the exercise of 258,505 outstanding options and 14,376 outstanding warrants.

(3)	Consist of 3,005,836 shares of which 1,721,493 are not freely tradable as of February 29, 2024, and 46,117 shares issuable upon the exercise of outstanding options.
(4)	Consist of 2,541,197 shares of which 1,550,388 are not freely tradable as of February 29, 2024, and 53,699 shares issuable upon the exercise of outstanding options.
(5)	Consist of 2,507,987 shares of which 1,377,052 are not freely tradable as of February 29, 2024, and 38,479 shares issuable upon the exercise of outstanding options.

(6)	Consist of 1,365,532 shares of which 749,832 are not freely tradable as of February 29, 2024, and 20,951 shares issuable upon the exercise of outstanding options.
(7)	Consist of 27,801,394 shares of which 15,140,593 are not freely tradable as of February 29, 2024 and 466,685 shares issuable upon the exercise of 452,309 outstanding options and 14,376 warrants.
B.	Related Party Transactions.

Since January 1, 2022, we did not enter directly or indirectly into any transaction with one of our Directors or Corporate Officers. During this period, we engaged in the following transactions with (i) a company that is owned or controlled by one of our Directors or Corporate Officers (iii) a company in which one of our Directors or Corporate Officers are also a Director or Corporate Officer (iii) our major holders of more of 5% of our outstanding voting securities and their affiliates at the time or after the transaction.

Sale of our allosteric modulator drug discovery technology platform and pre-clinical programs

On April 2, 2024, we sold our allosteric modulator drug discovery technology platform and a portfolio of pre-clinical programs to Neurosterix Pharma Sàrl (Neurosterix), a new company funded by Perceptive Xontogeny Venture Fund II L.P, Perceptive Life Sciences Master fund Ltd and Acorn Bioventures 2, L.P (the “Transaction”). Acorn Bioventures 2, L.P is a fund where our Board Member Isaac Manke is a General Partner. As part of the Transaction, Addex received CHF 5.0 million in cash and shares representing 20% indirect equity interest in Neurosterix.

April 3, 2023 offering

On April 3, 2023, we sold to Armistice Capital Master Fund Ltd 7,999,998 treasury shares in the form of 66,666 ADSs at a price of USD 19.00 per ADS and 23,578,950 pre-funded warrants, in the form of 196,491 ADSs at a price of USD 18.80 per ADS with a remaining strike price of USD 0.20 per ADS. In addition, we granted Armistice Capital Master Fund Ltd, 31,578,948 warrants, in the form of 263,157 ADSs, with a strike price of USD 20.00 per ADS and an exercise period expiring on April 5, 2028. We also reduced the strike price to USD 20.00 per ADS and extended the exercise period to April 5, 2028 of 9,230,772 warrants in the form of 76,923 ADSs issued on December 21, 2021 and 15,000,000 warrants in the form of 125,000 ADSs issued on July 26, 2022. The pre-funded warrants are exercisable only if Armistice Capital Master Fund possesses less than 9.99% of the outstanding shares whilst warrants are exercisable only if Armistice Capital Master Fund possesses less than 4.99% of the outstanding shares. All the pre-funded warrants have been exercised in 2023.

	ADSs	ADS Pre-funded	ADS Warrants	ADS Warrants
	purchased	warrants purchased	granted	repriced
	(1)	(1) (2)	(1) (3)	(1)(3)
Major Shareholder at the time of the transaction	66,666	196,491	263,157	201,923
Armistice Capital Master Fund Ltd (4)
(1)	Each ADS represents one hundred and twenty shares.
(2)	Pre-funded warrant ADSs are exercisable only if Armistice Capital Master Fund possesses less than 9.99% of the outstanding shares.
(3)	Warrant ADSs are exercisable only if Armistice Capital Master Fund possesses less than 4.99% of the outstanding shares. Warrant ADSs respectively granted and repriced on April 3, 2023, have both an exercise price of USD 20.00 per ADS and will expire on April 5, 2028.
(4)	Armistice Capital Master Fund Ltd that is wholly owned by Armistice Capital LLC is the holder of more than 5% of our outstanding shares on April 3, 2023.

July 22, 2022 offering

On July 22, 2022, we sold to Armistice Capital Master Fund Ltd, fully owned by Armistice Capital LLC, 4,500,000 treasury shares in the form of 37,500 ADSs at a price of USD 34.00 per ADS and 10,500,000 pre-funded warrants, in the form of 87,500 ADSs at a price of USD 33.80 per ADS with a remaining strike price of USD 0.20. Additionally, 15,000,000 warrants in the form of 125,000 ADSs were granted with a strike price of USD 38.00 per ADS and will expire on July 26, 2027. The pre-funded warrants are exercisable only if Armistice Capital Master Fund possesses less than 9.99% of the outstanding shares whilst warrants are exercisable only if Armistice Capital Master Fund possesses less than 4.99% of the outstanding shares. All the pre-funded warrants have been exercised in 2022.

	ADSs	ADS Pre-funded	ADS Warrants
	purchased	warrants purchased	granted
	(1)	(1) (2)	(1)(3)
Major Shareholder at the time of the transaction
Armistice Capital Master Fund Ltd (4)	37,500	87,500	125,000
(1)	Each ADS represents one hundred and twenty shares
(2)

Pre-funded warrant ADSs are exercisable only if Armistice Capital Master Fund possesses less than 9.99% of the outstanding shares. Pre-funded warrant ADSs have an exercise price of USD 0.20 per ADS and will expire when exercised in full.

(3)

Warrant ADSs are exercisable only if Armistice Capital Master Fund possesses less than 4.99% of the outstanding shares. Warrant ADSs have an exercise price of USD 38.00 per ADS and will expire on July 26, 2027.

(4)	Armistice Capital Master Fund Ltd that is wholly owned by Armistice Capital LLC, is a holder of more than 5% of our outstanding shares on July 22, 2022.

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

Under Swiss law, any dividend must be proposed by our board of directors and approved by a shareholders’ meeting. In addition, our auditors must confirm that the dividend proposal of our board of directors conforms to Swiss statutory law and our articles of association. A Swiss corporation may pay dividends only if it has sufficient distributable profits brought forward from the previous business years (“Gewinnvortrag”) or if it has distributable reserves (“frei verfügbare Reserven”), each as evidenced by its audited standalone statutory balance sheet prepared pursuant to Swiss law and after allocations to reserves required by Swiss law and its articles of association have been deducted. Distributable reserves are generally booked either as “free reserves” (“freie Reserven”) or as “reserve from capital contributions” (“Reserven aus Kapitaleinlagen”). Distributions out of issued share capital, which is the aggregate nominal value of a corporation’s issued shares, may be made only by way of a share capital reduction. See Exhibit 2.4 “Description of Shares”.

B.	Significant Changes.

On April 2, 2024, we divested our allosteric modulator discovery platform and a portfolio of pre-clinical programs to a new Swiss company, Neurosterix Pharma Sàrl (equivalent to an LLC). Neurosterix is focused on the discovery and development of novel orally available allosteric modulator drug candidates, including M4 PAM for schizophrenia, mGlu7NAM for stress related disorders and mGlu2NAM for mild neurocognitive disorders. In connection with the transaction, we received CHF 5.0 million and a 20% equity interest in Neurosterix US Holdings LLC, the sole shareholder of Neurosterix. Neurosterix received USD 63 million in initial funding from a syndicate of investors led by Perceptive Advisors.

The divestment of our discovery platform and early-stage programs includes the transfer of the associated research and development staff, with the provision of a service agreement to allow key members of staff to support us in achieving our business strategy. As of the date of the Transaction, all employees of Addex, other than our Head of Finance, became employees of Neurosterix. Pursuant to the service agreement, certain former Addex employees, including our Chief Executive Officer, will dedicate a portion of their time to Addex in 2024. Neurosterix services are provided at no charge, other than documented out-of pocket costs. Unless the service agreement is extended, we will need to significantly expand our operations in order to continue to develop our programs.

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

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

Item 10. Additional Information.

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

See the information set forth in Exhibit 2.4 “Description of Shares,” which is incorporated herein by reference.

C.	Material Contracts.

Service Agreement

Pursuant to a service agreement dated April 2, 2024, Neurosterix agreed to provide us certain services as well as the provision of office space.

At the Market Offering (ATM) Programs

On June 29, 2021, we entered into a Controlled Equity OfferingSM Sales Agreement with Cantor Fitzgerald & Co. to sell treasury shares from time to time at our discretion under an “at the market offering” (ATM) program, or the Cantor Sales Agreement. The prospectus supplement for the Cantor Sales Agreement was terminated on October 15, 2021 and the Cantor Sales Agreement was terminated on January 29, 2024. From June 29, 2021 through December 13, 2021, the Company issued an aggregate of 1,200 ADSs representing 7,200 ordinary shares at an average price of USD 10.12 per ADS through the Sales Agreement Prospectus, resulting in gross proceeds to the Company for approximately USD 12 thousand. No ADSs were issued under the Cantor Sales Agreement from December 13, 2021 through the termination of the Cantor Sales Agreement on January 29, 2024.

On January 30, 2024, we entered into an At the Market Offering Agreement with H.C. Wainwright & Co., LLC to sell treasury shares from time to time at our discretion under an ATM program, or the Wainwright Sales Agreement. From January 30, 2024 to the date hereof, we have not sold any ADSs under the Wainwright Sales Agreement.

Sale Agency Agreement

On August 24, 2020, we entered into a sale agency agreement with Kepler Cheuvreux to sell treasury shares on Six Swiss Exchange from time to time. The initial termination date of March 31, 2021 has been extended to December 31, 2021. On June 21, 2022, we entered into a new sale agency agreement with Kepler Cheuvreux expiring on June 21, 2023 whose substantive terms are aligned with the agreement entered into on August 24, 2020. On July 25, 2023, we entered into a new sale agency agreement with Kepler Cheuvreux expiring on June 26, 2024 whose substantive terms are aligned with the agreements entered into on August 24, 2020 and June 21, 2022. From inception of the sale agency agreement with Kepler Cheuvreux to the publication of our Annual Report on Form 20-F, we generated gross proceeds of CHF 2.7 million.

Exclusive Placement Agent Agreement

On September 27, 2021, we signed with H.C Wainwright an exclusive placement agent agreement expiring on December 27, 2021, but remaining in force until September 26, 2022 for offerings executed with investors contacted by H.C Wainwright during the validity period of the contract. Total gross proceeds raised within this Exclusive Placement Agent agreement amounted to USD 14.2 million in two offerings with Armistice Capital Master Fund Ltd, fully owned by Armistice Capital LLC. On December 16, 2021, we sold 3,752,202 shares in the form of 31,268 ADSs at a sale price of USD 130.00 per ADS and 5,478,570 pre-funded warrants in the form of 45,654 ADSs at a sale price of USD 129.80 per ADS with a remaining strike price of USD 0.20 per ADS. All pre-funded warrants have been exercised in 2022 and the total gross proceed of this offering amounted to USD 10 million. Additionally, 9,230,772 warrants to purchase 76,923 ADSs, expiring on December 21, 2027, were granted with a strike price of USD 130.00 per ADS. On July 22, 2022, we sold 4,500,000 treasury shares in the form of 37,500 ADSs at a price of USD 34.00 per ADS and 10,500,000 pre-funded warrants, in the form of 87,500 ADSs at a price of USD 33.80 per ADS with a remaining strike price of USD 0.20. Additionally, 15,000,000 warrants in the form of 125,000 ADSs, expiring on July 26, 2027, were granted with a strike price of USD 38.00 per ADS. All pre-funded warrants have been exercised in 2022 and the total gross proceed of this offering a,mounted to USD 4.2 million. On April 3, 2024, the 9,230,772 warrants in a form of 76,923 ADSs issued on December 21, 2021 and the 15,000,000 warrants in a form of 125,000 ADSs issued on July 26, 2022 were amended. Their exercise price has been reduced to USD 20.00 per ADS and their exercise period has been extended to April 5, 2028.

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

Under terms of the agreement, we received a non-refundable upfront fee of USD 5.0 million for the right to use the clinical candidate, ADX71441, including all materials and know-how related to this clinical candidate. In addition, we are eligible for payments on successful achievement of pre-specified clinical, regulatory and commercial milestones totaling USD 330 million. In addition, we are eligible for a royalty in the low double digits on net sales of applicable products on a country-by country-basis. The term of the royalty for each licensed product in any particular country commences on such product’s launch and ends on the latest of ten-year anniversary of launch, expiration of certain applicable patent rights, and expiration of certain applicable marketing or data exclusivity periods. On February 14, 2019, Indivior terminated the development of their selected compound, ADX71441.

Separately, Indivior funds research at Addex, based on a research plan to be mutually agreed between the parties, to discover novel GABAB PAM compounds. These future novel GABAB PAM compounds, if selected by Indivior, become licensed compounds. We agreed with Indivior to an initial research term and duration and duration of two years, with a funding of USD4 million over the period for our R&D costs incurred, that can be extended by twelve-month increments. Following Indivior’s selection of one newly identified compound, Addex has the right to also select one additional newly identified compound. Addex is responsible for the funding of all development and commercialization costs of its selected compounds and Indivior has no rights to the Addex selected compounds. The initial two-year research term was expected to run from May 2018 to April 2020. In 2019, Indivior agreed an additional research funding of USD1.6 million, for the research period. On October 30, 2020, the research term was extended until June 30, 2021 and Indivior agreed additional research funding of USD2.8 million. Effective May 1, 2021, the research term was extended until July 31, 2022 and Indivior agreed additional research funding of CHF 3.7 million, of which CHF 2.7 million has been paid to the Group and CHF 1.0 million paid directly by Indivior to third party suppliers that are supporting the funded research program. In August 2022, the research agreement was extended until March 31, 2023 and Indivior agreed additional research funding of CHF 0.85 million. Effective November 1, 2022 the research term was extended until June 30, 2023 and Indivior agreed additional research funding of CHF 0.95 million. Effective July 1, 2023, the research term was extended until June 30, 2024 and Indivior agreed to additional research funding of CHF 2.7 million including CHF 1.1 million expected to be received directly by the Group and CHF 1.6 million paid directly by Indivior to third party suppliers that are supporting the funded research program.

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

Passive Foreign Investment Company Rules

Based on the nature and composition of our income, assets and activities for our taxable year ended December 31, 2023, and certain assumptions with respect to the characterization of our income and assets as active or passive, we believe that we were classified as a PFIC for our taxable year ended December 31, 2023 and may be a PFIC in future years. The application of the PFIC rules is subject to uncertainty in several respects, and therefore, no assurances can be provided with respect to our PFIC status for our taxable year ended December 31, 2023 or with regard to our PFIC status in any other past, the current or any future taxable year.

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

Under the income test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how, and how quickly, we spend the cash we raise in any offering. Our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2023 or any future taxable year.

A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change from year to year and we have not yet made any determination as to our expected PFIC status for the current year. The total value of our assets for purposes of the asset test generally will be calculated using the market price of our shares or ADSs representing our shares, which may fluctuate considerably. Fluctuations in the market price of the shares or ADSs representing our shares may result in our being a PFIC for any taxable year. Because of the uncertainties involved in establishing our PFIC status, our United States tax counsel expresses no opinion regarding our PFIC status for our taxable year ended December 31, 2023 or our current, or any other past or future taxable year.

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

Alternatively, a U.S. Holder can make an election, if we provide the necessary information, to treat us and each lower-tier PFIC as a qualified electing fund, or a QEF Election, in the first taxable year we (and our relevant subsidiaries) are treated as a PFIC with respect to the U.S. Holder. If such election remains in place while we and any lower-tier PFIC subsidiaries are PFICs, we and our subsidiaries will not be treated as PFICs with respect to such U.S. Holder. A U.S. Holder must make the QEF Election for us and for each of our subsidiaries that is a PFIC by attaching a separate properly completed IRS Form 8621 for each such PFIC to the U.S. Holder’s timely filed U.S. federal income tax return. For each year in which we are a PFIC, we expect to provide U.S. Holders, upon request, a “PFIC Annual Information Statement”, with the information required to allow U.S. Holders to make a QEF Election for United States federal income tax purposes.

If a U.S. Holder makes a QEF Election with respect to a PFIC, then in lieu of the tax consequences described above, the U.S. Holder will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC. If a U.S. Holder makes a QEF Election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. Holder’s income under the QEF Election would not be taxable to the holder. However, a U.S. Holder can only make a QEF election with respect to ADSs in a PFIC if such company agrees to furnish such U.S. Holder with certain tax information annually. For our taxable year ended December 31, 2023, we intend to provide U.S. Holders, upon request, such information as the IRS may require, including a PFIC annual information statement, in order to enable U.S. Holders to make a QEF Election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or that the required information will be provided at a time that will permit a U.S. Holder to make or maintain a QEF Election. We have not determined if we will provide U.S. Holders such information for any subsequent taxable year. A U.S. Holder will increase its tax basis in its shares or ADSs representing our shares by an amount equal to any income included under the QEF Election and will decrease its tax basis by any amount distributed on the shares or ADSs representing our shares that is not included in the holder’s income. However, we do not currently expect to pay distributions with respect to our ADSs. U.S. Holders should consult with their tax advisors regarding the implications of owning stock in a PFIC, including whether and how to make and maintain a QEF Election. In addition, a U.S. Holder will recognize capital gain or loss on the disposition of shares or ADSs representing our shares in an amount equal to the difference between the amount realized and the holder’s adjusted tax basis in the shares or ADSs representing our shares. U.S. Holders should note that if they make QEF Elections with respect to us and lower-tier PFICs, they may be required to pay U.S. federal income tax with respect to their shares or ADSs representing our shares for any taxable year significantly in excess of any cash distributions (which may be zero) received on the shares or ADSs representing our shares for such taxable year. U.S. Holders should consult their tax advisors regarding making QEF Elections in their particular circumstances. If a U.S. Holder does not make and maintain a QEF election for the U.S. Holder’s entire holding period for the shares or ADSs representing our shares by making the election for the first year in which the U.S. Holder owns the shares or ADSs representing our shares, the U.S. Holder will be subject to the adverse PFIC rules discussed above unless the U.S. Holder can properly make a ‘purging election’ with respect to the shares or ADS representing our shares in connection with the U.S. Holder’s QEF Election. A purging election may require the U.S. Holder to recognize taxable gain on the U.S. Holder’s shares or ADSs representing our shares. No purging election is necessary for a U.S. Holder that timely makes a QEF election for the first year in which the U.S. Holder acquired our shares or ADSs representing our shares.

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

Swiss Tax Considerations

Swiss Federal, Cantonal and Communal Individual Income Tax and Corporate Income Tax

Non-Resident Shareholders

Holders of shares or ADSs representing our shares who are not resident in Switzerland for tax purposes, and who, during the relevant taxation year, have not engaged in a trade or business carried on through a permanent establishment or fixed place of business situated in Switzerland for tax purposes (all such shareholders are hereinafter referred to as the “Non-Resident Shareholders”), will not be subject to any Swiss federal, cantonal and communal income tax on dividends and similar cash or in-kind distributions on ADSs representing our shares (including dividends on liquidation proceeds and stock dividends) (hereinafter referred to as the “Dividends”), distributions based upon a capital reduction or paid out of qualifying reserves from capital contributions recognized by the Swiss Federal Tax Administration on shares underlying the ADSs, or capital gains realized on the sale or other disposition of ADSs (see, however, “Swiss Federal Withholding Tax” below for a summary of Swiss federal withholding tax on Dividends).

Resident Private Shareholders

Swiss resident individuals who hold their ADSs as private assets (all such shareholders are hereinafter referred to as the “Resident Private Shareholders”) are required to include Dividends, but not distributions based upon a capital reduction or paid out of qualifying reserves from capital contributions of the shares underlying the ADSs, in their personal income tax return and are subject to Swiss federal, cantonal and communal income tax on any net taxable income for the relevant taxation period, including the Dividends, but not the distributions based upon a capital reduction or paid out of qualifying reserves from capital contributions. Capital gains resulting from the sale or other dispositions of ADSs are not subject to Swiss federal, cantonal and communal income tax, and conversely, capital losses are not tax-deductible for Resident Private Shareholders. See “Domestic Commercial Shareholders” below for a summary of the taxation treatment applicable to Swiss resident individuals, who, for income tax purposes, are classified as “professional securities dealers”.

Domestic Commercial Shareholders

Corporate and individual shareholders who are resident in Switzerland for tax purposes or otherwise subject to Swiss taxation and corporate and individual shareholder who are not resident in Switzerland, and who, in each case, hold their ADSs as part of a trade or business carried on in Switzerland, in the case of corporate and individual shareholders not resident in Switzerland, through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize Dividends, distributions based upon a capital reduction or paid out of qualifying reserves from capital contributions received on shares underlying the ADSs and capital gains or losses realized on the sale or other disposition of ADSs in their income statement for the relevant taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings for such taxation period. The same taxation treatment also applies to Swiss-resident private individuals who, for income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealing, or leveraged investments in ADSs and other securities (the shareholders referred to in this paragraph), hereinafter for the purposes of this section, as the “Domestic Commercial Shareholders”). Domestic Commercial Shareholders who are corporate tax-payors may be eligible for participation relief in respect of Dividends and distributions based upon a capital reduction or paid out of qualifying reserves from capital contributions if the shares underlying the ADSs held by them as part of a Swiss business have an aggregate market value of at least CHF 1 million.

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

Swiss Federal Withholding Tax

Dividends that the Company pays on the shares underlying the ADSs are subject to Swiss Federal withholding tax at a rate of 35% on the gross amount of the Dividend. The Company is required to withhold the Swiss federal withholding tax from the Dividend and remit it to the Swiss Federal Tax Administration. Distributions of the nominal value of the shares underlying the ADSs based upon a capital reduction or paid out of qualifying reserves from capital contributions are not subject to Swiss federal withholding tax.

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

Swiss Federal Securities Transfer Tax

Any dealings in the ADSs, where a bank or another securities dealer in Switzerland, as defined in the Swiss Federal Stamp Tax Act, acts as intermediary or is a party to the transaction, are, subject to certain exemptions provided for in the Swiss Federal Stamp Tax Act, subject to Swiss securities transfer tax at an aggregate tax rate of up to 0.15% of the consideration paid for such ADSs.

Swiss Issuance Stamp Duty

The Swiss issuance stamp duty of 1% is levied on the issuance of shares and increases in or contributions to the equity of Swiss tax resident corporations. Exemptions are available in tax neutral restructuring transactions. As a result, the issuance of shares by Company or any other increase in its equity may be subject to the issuance stamp duty unless the equity is increased in the context of a qualifying restructuring transaction.

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

The AEOI bas been introduced in Switzerland through bilateral agreements or multilateral agreements. The agreements have, and will be, concluded on the basis of guaranteed reciprocity, compliance with the principle of specialty (i.e., the information exchanged may only be used to assess and levy taxes (and for criminal tax proceedings)) and adequate data protection.

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

I.	Subsidiary Information.

Not applicable.

J.	Annual Report to Security Holders.

Not required.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

We operate primarily in Switzerland, Europe and in the United States and are therefore exposed to market risk, which represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. As of December 31, 2023, we had CHF 3.9 million of cash and cash equivalents and we had no debt. Between the closing date and the issuance date of our Annual Report on Form 20 - F, we have raised a total of CHF 5.2 million including CHF 5.0 million from the sale of our allosteric modulator drug discovery technology platform and a portfolio of preclinical programs and CHF 0.2 million under our sale agency agreement with Kepler Cheuvreux.

Interest Rate Risk

Our cash is held in readily available checking and money market accounts. As of December 31, 2023, Swiss francs balance represented 39.9% of the cash and cash equivalents of the company. Swiss banks have partially re-invoiced to their clients a part of the negative interests on Swiss franc deposit that they pay to the Swiss National Bank. For the year ended December 31, 2023 the effective negative interest rate on Swiss francs cash deposits paid by Addex was limited to −0.01%. As a result, a change in market interest rates would not have had any significant impact on our financial position or results of operations. As of December 31, 2023, we had no debt and, therefore, no material interest rate risk exposure.

Foreign Currency Exchange Risk

We operate primarily in Switzerland and Europe more broadly and our functional currency is the Swiss franc, and as a result, we are exposed to (1) transactional foreign exchange risk when we or a subsidiary enter into a transaction in a currency other than our or its functional currency and (2) translational foreign exchange risk when we translate financial statements of our foreign subsidiaries from their functional currency into Swiss francs.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

April 2023 Financing

On April 3, 2023, the company entered into a securities purchase agreement pursuant to which it agreed to issued and sell to an investor, (a) in a private placement (i) warrants to purchase up to an aggregate of 31,578,948 shares represented by 263,157 ADSs, exercisable 90 days after the date of issuance at an exercise price of USD 20.00 per ADS, and (ii) pre-funded warrants to purchase up to 23,578,950 shares represented by 196,491 ADSs, which were exercisable 60 days after the date of issuance with a remaining exercise price of USD 0.20 per ADS and (b) in a concurrent registered direct offering of 7,999,998 shares in a form of 66,666 ADSs (“together, the “April 2023 Financing”). The April 2023 Financing was closed on April 5, 2023and the company received gross proceeds of USD 5.0 million, before deducting offering expenses payable by the company.

Concurrent with the April 2023 Financing, the 9,230,772 warrants in a form of 76,923 ADSs issued during December 2021 Financing and the 15,000,000 warrants in a form of 125,000 ADSs issued during July 2022 Financing were amended. Their exercise price has been reduced to USD 20.00 per ADS and their exercise period has been extended to April 5, 2028.

The ADSs were offered by the Company pursuant to an effective shelf registration statement on Form F-3, which was originally filed with the SEC on April 7, 2021 and was declared effective on April 13, 2021 (File No. 333-255089) and a prospectus supplement thereunder. In accordance with an associated registration rights in the securities purchase agreement, the Company filed a registration statement on Form F-1 covering the resale of ADSs underlying the warrants and pre-funded warrants issued in the April 2023 Financing on June 1, 2023, which was declared effective by the SEC on June 2, 2023 (File No. 333-271611). This registration statement covers as well, the warrants issued during the July 2022 Financing and the December 2021 Financing that were initially filled under registrations statement on Form F-1 No. 333-266995 and No. 333-262050 respectively.

Item 15. Disclosure Controls and Procedures.

Our Chief Executive Officer (principal executive officer) and Head of Finance (principal financial officer), after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2023, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer (principal executive officer) and Head of Finance (principal financial officer), to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Under the supervision and with the participation of our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), management assessed our internal control over financial reporting based upon the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

Item 16C. Principal Accountant Fees and Services.

BDO AG has served as our independent registered public accounting firm for the 2023 and 2022 fiscal years. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	For the years
	ended
	December 31,
	2023	2022

	(CHF in thousands)
Audit Fees	275	260
Audit‑Related Fees	47	34
Tax Fees	—	—
Other Fees	—	—
Total	322	294

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

Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They and our other shareholders are, however, subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC Rules.

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading policies

Not applicable.

Item 16K. Cybersecurity

Risk Management and Strategy

Safeguarding the Company’s information systems, assets, data, intellectual property and network infrastructure and ensuring that risks related to cybersecurity threats are appropriately managed is essential to maintaining a consistently high level of confidentiality, integrity and availability of our information systems; and the trust of our stakeholders, as well as meeting applicable regulatory requirements. We have implemented a multi-faceted cybersecurity risk management framework, which is integrated in our overall enterprise risk management system and processes.

Our cybersecurity team is tasked with assessing, identifying and managing risks related to cybersecurity threats and, is responsible for:

●	proactive detection and assessment of threats and vulnerabilities through vulnerability testing, penetration testing and attack simulation;
●	development of risk-based action plans to manage identified vulnerabilities and implementation of new protocols and infrastructure improvements;
●	cybersecurity incident investigations, with the assistance of third-party experts as required;
●	monitoring threats to sensitive data and unauthorized access to Company systems, with assistance of third-party data loss prevention software and a third-party security operations center;
●	developing and executing protocols to ensure that information regarding cybersecurity incidents is promptly shared with our chief information officer, executive leadership team, Audit Committee and Board, as appropriate, to allow for risk and materiality assessments and to consider disclosure and notice requirements;
●	developing and implementing periodic training on cybersecurity, information security and threat awareness; and
●	collaborating with law enforcement and other companies on cybersecurity incidents and best practices.

We also use third - party service providers to perform a variety of functions throughout our business such as hosting companies and contract research organizations. We manage cybersecurity risks associated with our use of these providers using several approaches, as deemed necessary, including security questionnaires, review of compliance reports, audits and the imposition of information security contractual obligations on vendors.

For a description of the risks from cybersecurity threats that may materially affect us and how they may do so, see our risk factors under Item 3.D “Risk Factors” in this Annual Report on Form 20 - F.

Role of Management

Our chief information officer leads management’s assessment, identification and management of risks related to cybersecurity threats and reports directly to our Chief Executive Officer. The chief information officer receives regular briefings on cybersecurity matters including results of vulnerability testing and remediation, cyber incident response and progress on cybersecurity infrastructure initiatives.

Role of the Board of Directors

Our Board recognizes the importance of robust cybersecurity management programs and is actively engaged in overseeing and reviewing the Company’s cybersecurity risk profile and exposures.

The responsibilities of the Board include reviewing the cybersecurity threat landscape facing the Company, as well as our strategy, policies and procedures to mitigate cybersecurity risks and any significant cybersecurity incidents. The Board also considers the impact of emerging cybersecurity developments and regulations that may affect the Company.

The Board meets periodically with relevant members of management, who provide reports on cybersecurity matters including, among others: recent external cybersecurity threats and attack trends; updates to threat monitoring processes; the composition of our cybersecurity team; cybersecurity awareness training and stress testing; cybersecurity strategy; cybersecurity metrics, assessments and peer ratings; and cybersecurity programs. The Board has also directed management to be informed promptly and of any investigation of a material cybersecurity incident. The Board may, from time to time, engage third party advisors and experts, and meet with the Company’s external advisors on cybersecurity matters, as appropriate.

There were no cybersecurity incidents during the year ended December 31, 2023, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on the Company’s strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3D—Risk Factors” for more information on how material cybersecurity attacks may impact our business.

PART III

Item 17. Financial Statements.

See pages F-1 through F-38 of this Annual Report on Form 20-F.

Item 18. Financial Statements.

Not applicable.

Item 19. Exhibits.

List of exhibits:

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Section/ Exhibit	File Date
1.1	Articles of Association of Addex Therapeutics as of February 20, 2024
1.2	Organizational Rules of the Registrant	F-1	333-235554	3.2	Dec. 17, 2019
2.1	Form of Deposit Agreement	F-6 POS	333-235561	(a)	Oct. 6, 2023
2.2	Form of American Depositary Receipt (included in Exhibit 2.1)
2.3	Form of Warrant issued by the Registrant to certain investors on March 28, 2018	F-1	333-235554	4.3	Dec. 17, 2019
2.4	Description of Shares of the Registrant
2.5	Description of American Depositary Shares representing Ordinary Shares of the Registrant	F-1	333-235554	“Description of American Depositary Shares”	Dec. 17, 2019
2.6	Form of warrants and pre-funded warrants issued by the registrant to certain investors on December 16, 2021	F-1	333-262050	“The offering”	Jan. 07, 2022
2.7	Form of warrants and pre-funded warrants issued by the registrant to certain investors on July 22, 2022	F-1	333-266995	“The offering”	Aug. 19, 2022
2.8	Form of warrants and pre-funded warrants issued by the registrant to certain investors on April 3, 2023 and amendment of warrants issued on December 16, 2021 and July 22, 2022	F-1/A	333-271611	“The offering”	June 1, 2023
4.1#	License Agreement between Ortho-McNeil Pharmaceuticals Inc and the Registrant, dated December 31, 2004, as amended	F-1	333-235554	10.1	Dec. 17, 2019
4.2#	License Agreement between Indivior UK Limited and the Registrant, dated January 2, 2018	F-1	333-235554	10.2	Dec. 17, 2019
4.3	Registration Rights Agreement among the Registrant and certain investors, dated March 22, 2018	F-1	333-235554	10.3	Dec. 17, 2019
4.4	Addex Therapeutics Ltd Share Option Plan, as amended	S-8	333-255124	10.4	Apr. 8, 2021
4.5	Addex Therapeutics Ltd Share Option Plan, as amended on July 22, 2022	20-F	001-39179
4.6	Addex Therapeutics Ltd Equity Sharing Certificate Plan, as amended	F-1	333-235554	10.5	Dec. 17, 2019
4.7#	Amendment No.1 to License Agreement between Indivior UK Limited and the Registrant, dated October 30, 2020	F-1	333-235554	10.6	Dec. 14, 2020
4.8#	Sale Agency Agreement between Addex Therapeutics Ltd and Kepler Cheuvreux	20-F	001-39179		Mar. 11, 2021
4.10#	Amendment No.2 to License Agreement between Indivior UK Limited and the Registrant, dated July 26, 2021	20-F	001-39179		March 30, 2023
4.13#	Amendment No.3 to License Agreement between Indivior UK Limited and the Registrant effective on August 1, 2022	F-1	333-266995	10.13	Aug. 19, 2022
4.14#	Amendment No.4 to License Agreement between Indivior UK Limited and the Registrant, effective on November 1, 2022	20-F	001-39179		March 30, 2023
4.16#	Amendment to Sale Agency Agreement between Addex Therapeutics and Kepler Cheuvreux dated June 21, 2022	F-1	333-266995	10.7	Aug. 19, 2022

Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Section/ Exhibit	File Date
4.17#	Amendment No. 2 to sale Agency Agreement between Addex Therapeutics and Kepler Cheuvreux dated July 25, 2023	POSAM	333-271611	10.19	Aug. 10, 2023
4.19#	Amendment No.5 to License Agreement between Indivior UK Limited and the Registrant, dated August 2, 2023	POSAM	333-271611	10.20	Aug. 10, 2023
4.20#	At the Market Offering Agreement, by and between Addex Therapeutics Ltd and H.C Wainwright & Co. LLC dated January 30, 2024	6-K	001-39179	1.1	Jan. 30, 2024
4.21#	Service agreement
8.1	List of Subsidiaries
12.1	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of BDO AG
97.1	Incentive Compensation Recoupment Policy
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page interactive data file (formatted as inline XBRL) and contained in Exhibit 101)

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

Dated: April 18, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(BDO AG; Zurich, Switzerland; PCAOB ID#5988)

Shareholders and Board of Directors

Addex Therapeutics Ltd

Geneva, Switzerland

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Addex Therapeutics Ltd (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Interpretations (“IFRS”).

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

BDO AG

/s/ Christoph Tschumi	/s/ Nigel Le Masurier

We have served as the Company’s auditor since 2020.

Zurich, Switzerland, April 18, 2024

Consolidated Balance Sheets

		December 31,	December 31,
	Notes	2023	2022

		Amounts in Swiss francs
ASSETS
Current assets
Cash and cash equivalents	6	3,865,481	6,957,086
Other financial assets	7	848	3,165
Trade and other receivables	7	110,361	416,875
Contract asset	7	40,907	181,441
Prepayments	7	217,008	270,394
Total current assets		4,234,605	7,828,961

Non-current assets
Right-of-use assets	8	330,332	357,613
Property, plant and equipment	9	22,604	41,121
Non-current financial assets	10	54,344	54,355
Total non-current assets		407,280	453,089

Total assets		4,641,885	8,282,050

LIABILITIES AND EQUITY

Current liabilities
Current lease liabilities	3.2	273,956	286,107
Payables and accruals	11	2,384,350	2,996,004
Deferred income	12	234,978	—
Total current liabilities		2,893,284	3,282,111

Non-current liabilities
Non-current lease liabilities	3.2	70,380	87,028
Retirement benefits obligations	20	443,524	—
Deferred income	12	89,232	—
Total non-current liabilities		603,136	87,028

Equity
Share capital	13	1,843,545	1,153,483
Share premium	13	266,194,689	269,511,610
Other equity	13	64,620,223	64,620,223
Treasury shares reserve	13	(909,566)	(6,278,763)
Other reserves		29,814,816	25,768,373
Accumulated deficit		(360,418,242)	(349,862,015)
Total equity		1,145,465	4,912,911

Total liabilities and equity		4,641,885	8,282,050

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Loss

		December 31,	December 31,	December 31,
	Notes	2023	2022	2021

		Amounts in Swiss Francs
Revenue from contract with customer	15	1,612,953	1,422,438	2,916,308
Other income	16	34,116	22,521	236,997

Operating costs
Research and development		(6,962,486)	(14,665,462)	(12,840,540)
General and administration		(4,965,882)	(7,299,704)	(5,818,682)
Total operating costs	17	(11,928,368)	(21,965,166)	(18,659,222)

Operating loss		(10,281,299)	(20,520,207)	(15,505,917)

Finance income		63,964	29,251	217,015
Finance expense		(338,892)	(313,257)	(63,012)
Finance result	21	(274,928)	(284,006)	154,003

Net loss before tax		(10,556,227)	(20,804,213)	(15,351,914)
Income tax expense	19	—	—	—
Net loss for the year		(10,556,227)	(20,804,213)	(15,351,914)

Basic and diluted loss per share for loss attributable to the ordinary equity holders of the Company	22	(0.14)	(0.46)	(0.45)

Other comprehensive (loss)/ income
Items that will never be reclassified to profit and loss:
Remeasurements of retirement benefits obligation	20	(506,167)	1,270,132	260,548
Items that may be classified subsequently to profit and loss:
Exchange difference on translation of foreign operations		(2,000)	(345)	(295)
Other comprehensive (loss)/ income for the year, net of tax		(508,167)	1,269,787	260,253

Total comprehensive loss for the year		(11,064,394)	(19,534,426)	(15,091,661)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (1/3)

					Foreign
				Treasury	Currency
		Share	Share	Shares	Translation	Other	Accumulated
	Notes	Capital	Premium	Reserve	Reserve	Reserves	Deficit	Total
Balance as of December 31, 2020		32,848,635	286,888,354	(6,078,935)	(657,230)	15,314,867	(313,705,888)	14,609,803
Net loss for the year		—	—	—	—	—	(15,351,914)	(15,351,914)
Other comprehensive income for the year		—	—	—	(295)	260,548	—	260,253
Total comprehensive loss for the year		—	—	—	(295)	260,548	(15,351,914)	(15,091,661)
Issue of shares-third parties	13	6,900,000	3,199,323	—	—	—	—	10,099,323
Issue of treasury shares	13	9,524,317	—	(9,524,317)	—	—	—	—
Cost of share capital issuance		—	(1,865,475)	—	—	—	—	(1,865,475)
Sales under shelf- registration	13	—	3,882	3,759,402	—	—	—	3,763,284
Related costs of sales shelf- registration		—	(581,800)	—	—	—	—	(581,800)
Sale of pre-funded warrants	13	—	—	—	—	5,470,141	—	5,470,141
Cost of pre-funded warrants sold		—	—	—	—	(848,998)	—	(848,998)
Value of warrants and pre-funded warrants	13	—	(3,720,491)	—	—	3,720,491	—	—
Value of share-based services	14	—	—	—	—	1,178,344	—	1,178,344
Other movements in treasury shares:	13
Settlement of supplier invoices		—	48,066	116,914	—	—	—	164,980
Net purchases under liquidity agreement		—	(31,502)	(16,283)	—	—	—	(47,785)
Other net sales of treasury shares		—	41,004	39,940	—	—	—	80,944
Balance as of December 31, 2021		49,272,952	283,981,361	(11,703,279)	(657,525)	25,095,393	(329,057,802)	16,931,100

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (2/3)

						Foreign
					Treasury	Currency
		Share	Share		Shares	Translation	Other	Accumulated
	Notes	Capital	Premium	Other equity	Reserve	Reserve	Reserves	Deficit	Total
Balance as of December 31, 2021		49,272,952	283,981,361	—	(11,703,279)	(657,525)	25,095,393	(329,057,802)	16,931,100
Net loss for the year		—	—	—	—	—	—	(20,804,213)	(20,804,213)
Other comprehensive income for the year		—	—	—	—	(345)	1,270,132	—	1,269,787
Total comprehensive loss for the year		—	—	—	—	(345)	1,270,132	(20,804,213)	(19,534,426)
Reduction of the nominal value	13	(64,620,223)	—	64,620,223	—	—	—	—	—
Issue of treasury shares	13	16,326,365	—	—	(16,326,365)	—	—	—	—
Exercise ESOP & ESC (treasury shares IFRS 2)	13/14	174,389	—	—	(174,389)	—	—	—	—
Cost of shares issuance		—	(288,131)	—	—	—	—	—	(288,131)
Sales under shelf registration	13	—	(3,275,107)	—	4,500,000	—	—	—	1,224,893
Related costs of sales shelf registration		—	(114,754)	—	—	—	—	—	(114,754)
Sale of pre-funded warrants	13	—	—	—	—	—	2,841,270	—	2,841,270
Cost of pre-funded warrants sold		—	—	—	—	—	(301,841)	—	(301,841)
Exercise of pre-funded warrants		—	(8,792,756)	—	15,978,570	—	(7,160,573)	—	25,241
Value of warrants and pre-funded warrants	13	—	(999,789)	—	—	—	999,789	—	—
Value of share-based services	14	—	—	—	—	—	3,682,073	—	3,682,073
Movement in treasury shares:	13
Net purchases under liquidity agreement		—	(105,433)	—	91,452	—	—	—	(13,981)
Sales agency agreement		—	(890,294)	—	1,355,248	—	—	—	464,954
Costs under sale agency agreement		—	(3,487)	—	—	—	—	—	(3,487)
Balance as of December 31, 2022		1,153,483	269,511,610	64,620,223	(6,278,763)	(657,870)	26,426,243	(349,862,015)	4,912,911

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (3/3)

						Foreign
					Treasury	Currency
		Share	Share		Shares	Translation	Other	Accumulated
	Notes	Capital	Premium	Other equity	Reserve	Reserve	Reserves	Deficit	Total
Balance as of January 1, 2023		1,153,483	269,511,610	64,620,223	(6,278,763)	(657,870)	26,426,243	(349,862,015)	4,912,911
Net loss for the year		—	—	—	—	—	—	(10,556,227)	(10,556,227)
Other comprehensive loss for the year		—	—	—	—	(2,000)	(506,167)	—	(508,167)
Total comprehensive loss for the year		—	—	—	—	(2,000)	(506,167)	(10,556,227)	(11,064,394)
Issue of treasury shares	13	329,000	—	—	(329,000)	—	—	—	—
Exercise ESOP (treasury shares IFRS 2)	13/14	125,272	—	—	(125,272)	—	—	—	—
Cost of treasury shares issuance		—	(30,804)	—	—	—	—	—	(30,804)
Sales under shelf registration	13	—	(920,069)	—	2,079,828	—	—	—	1,159,759
Related costs of sales shelf registration		—	(36,747)	—	—	—	—	—	(36,747)
Sale of pre-funded warrants	13	—	—	—	—	—	3,382,259	—	3,382,259
Cost of pre-funded warrants sold		—	—	—	—	—	(136,327)	—	(136,327)
Exercise of pre-funded warrants		235,790	3,046,123	—	—	—	(3,245,932)	—	35,981
Costs of pre - funded warrants exercised		—	(53,445)	—	—	—	—	—	(53,445)
Value of warrants and pre-funded warrants	13	—	(2,760,143)	—	—	—	2,760,143	—	—
Value of share-based services	14	—	—	—	—	—	1,794,467	—	1,794,467
Movement in treasury shares:	13
Net purchases under liquidity agreement		—	(817)	—	(1,504)	—	—	—	(2,321)
Sales agency agreement	13	—	(2,552,071)	—	3,745,145	—	—	—	1,193,074
Costs under sale agency agreement		—	(8,948)	—	—	—	—	—	(8,948)
Balance as of December 31, 2023		1,843,545	266,194,689	64,620,223	(909,566)	(659,870)	30,474,686	(360,418,242)	1,145,465

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

		December 31,	December 31,	December 31,
	Notes	2023	2022	2021

		Amounts in Swiss francs
Net loss for the year		(10,556,227)	(20,804,213)	(15,351,914)
Adjustments for:
Depreciation	8/9	305,952	323,144	347,613
Lease modifications related to right-of-use assets		(318)	—	(127)
Value of share-based services	14	1,794,467	3,682,073	1,178,344
Post-employment benefits	20	(62,643)	(11,393)	(150,464)
Finance cost/(income) net		312,602	215,527	(132,050)
Decrease in other financial assets	7	2,317	13,980	47,785
Decrease / (increase) in trade and other receivables	7	306,514	(252,090)	(96,412)
Decrease / (increase) in contract asset	7	140,534	(21,805)	(159,636)
Decrease / (increase) in prepayments	7	53,386	844,980	(616,992)
(Decrease) / increase in payables and accruals		(613,205)	(427,388)	883,837
Decrease in contract liability		—	—	(733,668)
(Decrease) / increase in deferred income	12	324,210	—	(86,481)
Services paid in shares		—	—	164,980
Net cash used in operating activities		(7,992,411)	(16,437,185)	(14,705,185)

Cash flows from investing activities
Purchase of property, plant and equipment	9	(6,842)	(581)	(31,549)
Proceeds from decrease in non-current financial assets		—	3,553	1,236
Net cash from/(used in) investing activities		(6,842)	2,972	(30,313)

Cash flows from financing activities
Proceeds from capital increase		—	—	10,161,746
Costs / deferred costs paid on issue of shares		—	—	(1,698,782)
Proceeds from sale of treasury shares-shelf registration	13	1,159,759	1,224,893	3,763,284
Costs paid on sale of treasury shares-shelf registration		(39,103)	(304,009)	(389,857)
Proceeds from sale of pre-funded warrants	13	3,382,259	2,841,270	5,470,141
Costs paid on sale of pre-funded warrants		(141,822)	(576,117)	(569,228)
Proceeds from the exercise of pre-funded warrants	13	35,981	25,241	—
Costs paid on exercise of pre-funded warrants		(21,247)	—	—
Sales under sale agency agreement & liquidity agreement movements	13	1,190,753	450,973	33,159
Costs paid on sale of treasury shares under sale agency agreement		(8,948)	(3,487)	(332)
Cost paid on issue of treasury shares	13	(53,600)	(248,354)	—
Principal element of lease payment		(281,793)	(288,076)	(309,617)
Interest received	21	63,964	29,251	5,322
Interest paid	21	(21,607)	(48,897)	(63,012)
Net cash from financing activities		5,264,596	3,102,688	16,402,824

Increase/(decrease) in cash and cash equivalents		(2,734,657)	(13,331,525)	1,667,326

Cash and cash equivalents at beginning of the year	6	6,957,086	20,484,836	18,695,040
Exchange difference on cash and cash equivalents		(356,948)	(196,225)	122,470
Cash and cash equivalents at end of the year	6	3,865,481	6,957,086	20,484,836

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

These consolidated financial statements have been approved for issuance by the Board of Directors on April 17, 2024.

2. Summary of material accounting policies

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

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4 “Material accounting estimates and judgements”.

Due to rounding, numbers presented throughout these consolidated financial statements, may not add up precisely to the totals provided. All ratios and variances are calculated using the underlying amount rather than the presented rounded amount.

Where necessary, comparative figures have been revised to conform with the current year 2023 presentation. In particular, the ADS numbers previously disclosed have been amended following the change in ADS ratio executed on October 23, 2023, from one ADS to six shares to a new ratio of one ADS to one hundred and twenty shares. The ADS ratio change had the same effect as a one to twenty ADS reverse split and except as otherwise indicated, all information in these consolidated financial statements gives retroactive effect to the ADS Ratio Change.

2.2	Standards and interpretations published by the IASB

New and amended standards adopted by the Group

A number of new or amended standards and interpretations became applicable for financial periods beginning on or after January 1, 2023. Of the latter, the Group noted that the amendments of IAS 1 (disclosure of accounting policies) and IAS 8 (definition of accounting estimates) respectively relating to the definition of accounting estimate and the disclosure of accounting policies are relevant for the Group but did not have a material impact on the disclosures made in the consolidated financial statements.

There are other new standards, amendments to standards and interpretations which have been deemed by the Group as currently not relevant, hence are not listed or discussed further here.

New standards and interpretations not yet adopted by the Group

The Group is currently assessing the potential impacts of the various new and revised standards and interpretations that will be mandatory from January 1, 2024 which the Group has not yet applied. Based on an analysis to date, the Group does not anticipate that these will have a material impact on the Group’s overall results and financial position. The Group is also assessing other new and revised standards which are not mandatory until after 2024.

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

The Company currently consolidates the financial operations of its three fully-owned subsidiaries, Addex Pharma SA, Addex Pharmaceuticals Inc., and Addex Pharmaceuticals France SAS.

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

2.7	Financial assets

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

Trade and other receivables are initially measured at fair value and subsequently measured at amortized cost and are derecognized when settled.

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

2.8	Cash and cash equivalents

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

2.9	Share capital

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

2.10	Equity instruments

Shares issued by the Group and the sale of pre-funded warrants are both recorded at the fair value of the proceeds received, net of direct issuance costs. The fair value of pre-funded warrants sold is recorded in equity at the grant date. The Group grants as well from time-to-time warrants to brokers and investors. The fair value of the warrants is recorded in equity at the grant date.

2.11	Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. All payables have a contract maturity within 1 year.

2.12	Grants

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

2.13	Deferred income tax

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

2.14	Pension obligations

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

2.15	Share-based compensation

The Group operates an equity sharing certificates’ equity incentive plan, a share option plan, and a share purchase plan. The fair value of the services received in exchange for the grant or transfer of equity sharing certificates, options, shares is recognized in the consolidated financial statements over the period for which the services are received. The total amount to be recognized over the vesting period is determined by reference to the fair value of the equity incentive unit granted or transferred. The fair value of instruments granted includes any market performance conditions and excludes the impact of any service and non-market performance vesting conditions. Service and non-market performance conditions are included in assumptions about the number of equity incentive units that are expected to vest. At each balance sheet date, the Group revises its estimates for the number of equity incentive units that are expected to vest. It recognizes the impact of the revision to original estimates, if any, in the statement of comprehensive loss, with a corresponding adjustment to equity.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the equity incentive units are exercised.

2.16	Revenue recognition

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

2.17	Finance income and expense

Interest received or paid on cash and cash equivalents are classified in the statement of cash flows under financing activities.

2.18	Leases

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

2.19	Research and development

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

3. Financial risk management

3.1	Financial risk factors

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

Market risk and foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various exposures with respect to the Euro, US dollar and UK pound. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. To manage foreign exchange risk Group Finance maintains foreign currency cash balances to cover anticipated future requirements. The Group’s risk management policy is to economically hedge 50% to 100% of anticipated transactions in each major currency for the subsequent 12 months. The Group has a subsidiary in France and in United States of America, whose net assets are exposed to foreign currency translation risk. In 2023, a 10% increase or decrease in the EUR/CHF exchange rate would have resulted in a CHF 4,901 (respectively a CHF 7,945 decrease or increase in 2022 and CHF 7,948 increase or decrease in 2021) decrease or increase in net loss and shareholders’ equity as at December 31, 2023 a 10% increase or decrease in the GBP/ CHF exchange rate would have resulted in a CHF 15,203 decrease or increase in net loss and shareholders’ equity as at December 31, 2023 (respectively a CHF 1,470 increase or decrease in 2022 and CHF 17,893 decrease or increase in 2021) and a 10% increase or decrease in the USD/CHF exchange rate would have resulted in a CHF 166,581 (respectively CHF 175,837 in 2022 and CHF 1,027,027 in 2021) increase or decrease in net loss and shareholders’ equity as at December 31,2023. The Group is not exposed to equity price risk or commodity price risk as it does not invest in these classes of investment.

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

Liquidity risk

The Group’s principal source of liquidity is its cash reserves which are obtained through the sale of new shares and to a lesser extent the sale of its research and development stage products. Group Finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs. The ability of the Group to maintain adequate cash reserves to sustain its activities is highly dependent on the Group’s ability to raise further funds from the licensing of its development stage products and the sale of new shares. Consequently, the Group is exposed to significant liquidity risk (see note 4).

3.2	Capital risk management

The Group is not regulated and not subject to specific capital requirements. The amount of equity depends on the Group’s funding needs and statutory capital requirements. The Group monitors capital periodically on an interim and annual basis. From time to time, the Group may take appropriate measures or propose capital increases to its shareholders to ensure the necessary capital remains intact. The Group did not have any short-term or long-term debt outstanding as of December 31, 2023 and 2022.

The ability of the Group to maintain adequate cash reserves to continue its activities is subject to risk as it is highly dependent on the Group’s ability to raise further funds from the sale of new shares.

The Group’s objectives when managing capital based on its net debt are to safeguard the Group’s ability to continue as a going concern in order to ensure the financing of successful research and development activities so that future profits can be generated and to maintain sufficient financial resources to mitigate against risks and unforeseen events.

A reconciliation of the net debt position is detailed as follows:

		Cash and	Other
		cash	financial
	Leases	equivalents	assets	Total
Net debt as at January 1, 2022	(482,014)	20,484,836	17,145	20,019,967
Cash flows	288,076	(13,331,525)	(13,980)	(13,057,429)
Effect of modification to lease terms	(179,197)	—	—	(179,197)
Foreign exchange differences	—	(196,225)	—	(196,225)
Net debt as at December 31, 2022	(373,135)	6,957,086	3,165	6,587,116
Cash flows	281,793	(2,734,657)	(2,317)	(2,455,181)
Effect of modification to lease terms	(252,994)	—	—	(252,994)
Foreign exchange differences	—	(356,948)	—	(356,948)
Net debt as at December 31, 2023	(344,336)	3,865,481	848	3,521,993

In addition, the maturity profile of the Group’s financial liabilities is presented in the table below:

			More	Total	Carrying
	Less than	1 to 5	than	cash out	amount
At December 31, 2023	1 Year	Years	5 Years	flows	liabilities
Lease Liabilities	293,399	72,350	—	365,749	344,336

			More	Total	Carrying
	Less than	1 to 5	than	cash out	amount
At December 31, 2022	1 Year	Years	5 Years	flows	liabilities
Lease Liabilities	305,294	90,684	—	395,978	373,135

Lease liabilities relate to the rent of laboratories, equipment, offices and related spaces used by the Group.

3.3	Fair value estimation

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

4.Material accounting estimates and judgments

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

Going concern

The Group’s accounts are prepared on a going concern basis. To date, the Group has financed its cash requirements primarily from share issuances, licensing certain of its research and development stage products and selling its allosteric modulator drug discovery technology platform and a portfolio of pre - clinical programs. The Group is a development - stage enterprise and is exposed to all the risks inherent in establishing a business. The Group expects that its existing cash and cash equivalents, at the issuance date of these audited consolidated financial statements will be sufficient to fund its operations and meet all of its obligations as they fall due, through 2026. The future viability of the Group is dependent on its ability to raise additional capital through public or private financings or collaboration agreements to finance its future operations, which may be delayed due to reasons outside of the Group’s control including health pandemics and geopolitical risks. The sale of additional equity may dilute existing shareholders. The inability to obtain funding, as and when needed, would have a negative impact on the Group’s financial condition and ability to pursue its business strategies. If the Group is unable to obtain the required funding to run its operations and to develop and commercialize its product candidates, the Group could be forced to delay, reduce or stop some or all of its research and development programs to ensure it remains solvent. Management continues to explore options to obtain additional funding, including through collaborations with third parties related to the future potential development and/or commercialization of its product candidates. However, there is no assurance that the Group will be successful in raising funds, closing collaboration agreements, obtaining sufficient funding on terms acceptable to the Group, or if at all, which could have a material adverse effect on the Group’s business, results of operations and financial condition.

The Business of the Group could be adversely affected by health pandemics and geopolitical risks

The business of the Group could be adversely affected by health epidemics and geopolitical risks in regions where the Group or partners have concentrations of clinical trial sites or other business operations and could cause significant disruption in the operations of third-party manufacturers and CROs upon whom the Group or partners rely. Health pandemics may pose the risk that the Group, employees, contractors, collaborators, and partners may be prevented from conducting certain pre-clinical tests, clinical trials or other business activities for an indefinite period of time, including due to travel restrictions, quarantines, “stay-at-home” and “shelter-in-place” orders or shutdowns that have been or may in the future be requested or mandated by governmental authorities. For example, the COVID-19 pandemic has impacted and could in the future impact the business of the Group and ongoing and planning clinical trials led by the Group or partners, including as a result of delays or difficulties in clinical site initiation, difficulties in recruiting and retaining clinical site investigators and clinical site staff and interruption of the clinical supply chain or key clinical trial activities, such as clinical trial site monitoring, and supply chain interruptions caused by restrictions for the supply of materials for drug candidates or other materials necessary to manufacture product to conduct clinical and preclinical tests. Geopolitical risks such as Russia-Ukraine war or Middle East conflict may create global security concerns including the possibility of an expanded regional or global conflict and potential ramifications such as disruption of the supply chain including research and development activities being conducted by the Group and its strategic partners. The Group and partners rely on global networks of contract research organizations to engage clinical study sites and enroll patients, certain of which are in Russia and Ukraine. Delays in research and development activities of the Group and its partners could increase associated costs and, depending upon the duration of any delays, require the Group and its partners to find alternative suppliers at additional expense. In addition, Russia-Ukraine war has had significant ramifications on global financial markets, which may adversely impact the ability of the Group to raise capital on favorable terms or at all.

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

Due to the nature of estimates, the Group may be required to make changes to the estimates after a reporting period as it becomes aware of additional information about the status or conduct of its research activities.

Share-based compensation

The Group recognizes an expense for share-based compensation based on the valuation of equity incentive units using the Black-Scholes valuation model. A number of assumptions related to the volatility of the underlying shares and to the risk-free rate are made in this model. Should the assumptions and estimates underlying the fair value of these instruments vary significantly from management’s estimates, then the share-based compensation expense would be materially different from the amounts recognized. Had these assumptions been modified within their feasible ranges, i.e. a 20% increase or decrease in the volatility assumption for the twelve - month period ended December 31, 2023 (a 10% increase or decrease in the volatility assumption for the twelve - month period ended December 31, 2022 and 2021) and a risk-free rate of 1 or 0.5 for the twelve - month period ended December 31, 2023 (0.5 or 0 for the twelve - month period ended December 31, 2022 and 2021), and the Group calculated the share-based compensation based on the higher and lower values of these ranges, share-based compensation expense in 2023 would have been CHF 1.3 million or CHF 2.1 million, respectively CHF 3.0 million or CHF 4.3 million in 2022 and CHF 1.0 million or CHF 1.3 million in 2021. This is compared to the amount recognized as an expense in 2023 of CHF 1.8 million, respectively of CHF 3.7 million in 2022 and CHF 1.2 million and 2021. Additional information is disclosed in note 14.

Equity instruments

The group records in equity the pre - funded warrants sold to investors and the warrants granted to investors at a fair value whose valuation is calculated using Black - Scholes model.

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

Information about products, services and major customers

External income of the Group for the years ended December 31, 2023, 2022 and 2021 is derived from the business of discovery, development and commercialization of pharmaceutical products. Income was earned from rendering of research services to a pharmaceutical company and grants earned.

Information about geographical areas

External income is exclusively recorded in the Swiss operating company.

Analysis of revenue from contract with customer and other income by nature is detailed as follows:

	2023	2022	2021
Collaborative research funding	1,612,953	1,422,438	2,916,308
Grants earned	29,881	—	218,330
Other service income	4,235	22,521	18,667
Total	1,647,069	1,444,959	3,153,305

Analysis of revenue from contract with customer and other income by major counterparties is detailed as follows:

	2023	2022	2021
Indivior PLC	1,612,953	1,422,438	2,916,308
Eurostars/Innosuisse	29,881	—	218,330
Other counterparties	4,235	22,521	18,667
Total	1,647,069	1,444,959	3,153,305

For more detail, refer to note 15, “Revenue from contract with customer” and note 16 “Other Income”.

The geographical allocation of long-lived assets is detailed as follows:

	December 31,	December 31,
	2023	2022
Switzerland	406,946	452,732
France	334	357
Total	407,280	453,089

The geographical analysis of operating costs is as follows:

	2023	2022	2021
Switzerland	11,912,110	21,933,056	18,619,123
United States of America	11,890	27,513	33,016
France	4,368	4,597	7,083
Total operating costs (note 17)	11,928,368	21,965,166	18,659,222

There was capital expenditure of CHF 6,842 in 2023 and CHF 581 in 2022.

6. Cash and cash equivalents

	December 31,	December 31,
	2023	2022
Cash at bank and on hand	3,865,481	6,957,086
Total cash and cash equivalents	3,865,481	6,957,086

Split by currency:

	December 31,	December 31,
	2023	2022
CHF	39.88%	52.98%
USD	56.22%	42.10%
EUR	3.03%	2.69%
GBP	0.87%	2.23%
Total	100.00%	100.00%

The Group no longer pays interest on CHF cash and cash equivalents from the third quarter of 2022 whilst it earns interest on USD cash and cash equivalents. The Group invests its cash balances into a variety of current and deposit accounts mainly with one Swiss bank whose external credit rating is P-1/A-1.

All cash and cash equivalents were held either at banks or on hand as of December 31, 2023 and December 31, 2022.

Credit quality of cash and cash equivalents

The table below shows the cash and cash equivalents by credit rating of the major counterparties:

	December 31,	December 31,
	2023	2022
External credit rating of counterparty
P-1 / A-1	3,269,523	3,708,603
P-2 / A-1	286,399	3,031,028
Other	309,446	217,335
Cash on hand	113	120
Total cash and cash equivalents	3,865,481	6,957,086

External credit ratings of counterparties were obtained from Moody’s (P-) or Standard & Poor’s (A-).

7. Other current assets

	December 31,	December 31,
	2023	2022
Other financial assets	848	3,165
Trade and other receivables	110,361	416,875
Contract asset (Indivior PLC)	40,907	181,441
Prepayments	217,008	270,394
Total other current assets	369,124	871,875

Other current assets decreased by CHF 0.5 million as of December 31, 2023 compared to December 31, 2022 mainly due to a decrease of CHF 0.4 million in the combined amount of contract assets, trade and other receivables, primarily related to the research agreement with Indivior for CHF 0.3 million and to the grant from Eurostars/Innosuisse for CHF 0.1 million. The Group applies the IFRS 9 simplified approach to measuring expected credit losses (“ECL”), which uses a lifetime expected loss allowance for all contract assets, trade receivables and other receivables. The Group has considered that the contract asset, trade receivables and other receivables have a low risk of default based on historic loss rates and forward-looking information on macroeconomic factors affecting the ability of the third parties to settle invoices. As a result, expected loss allowance has been deemed as nil as of December 31, 2023, 2022 and 2021.

8. Right-of-use assets

Year ended December 31, 2022	Properties	Equipment	Total
Opening net book amount	456,885	13,104	469,989
Depreciation charge	(277,069)	(14,504)	(291,573)
Effect of lease modifications	173,281	5,916	179,197
Closing net book amount	353,097	4,516	357,613

As of December 31, 2022	Properties	Equipment	Total
Cost	1,471,850	13,542	1,485,392
Accumulated depreciation	(1,118,753)	(9,026)	(1,127,779)
Net book value	353,097	4,516	357,613

Year ended December 31, 2023	Properties	Equipment	Total
Opening net book amount	353,097	4,516	357,613
Depreciation charge	(277,885)	(2,708)	(280,593)
Effect of lease modifications	253,312	—	253,312
Closing net book amount	328,524	1,808	330,332

As of December 31, 2023	Properties	Equipment	Total
Cost	1,725,162	13,542	1,738,704
Accumulated depreciation	(1,396,638)	(11,734)	(1,408,372)
Net book value	328,524	1,808	330,332

For the year ended December 31, 2023, the Group recorded a depreciation charge of CHF 0.2 million (respectively CHF 0.2 million for 2022 and 2021) as part of research and development expenses and CHF 0.1 million (respectively CHF 0.1 million for 2022 and 2021) as part of general and administration expenses. The total cash outflows for the principal element of lease payment amounted to CHF 0.3 million for the years ended December 31, 2023 and 2022. The maturity analysis of lease liabilities is presented under note 3.2.

9. Property, plant and equipment

		Furniture &	Chemical
Year ended December 31, 2022	Equipment	fixtures	library	Total
Opening net book amount	72,111	—	—	72,111
Additions	581	—	—	581
Depreciation charge	(31,571)	—	—	(31,571)
Closing net book amount	41,121	—	—	41,121

		Furniture &	Chemical
As of December 31, 2022	Equipment	fixtures	library	Total
Cost	1,714,409	7,564	1,207,165	2,929,138
Accumulated depreciation	(1,673,288)	(7,564)	(1,207,165)	(2,888,017)
Net book value	41,121	—	—	41,121

		Furniture &	Chemical
Year ended December 31, 2023	Equipment	fixtures	library	Total
Opening net book amount	41,121	—	—	41,121
Additions	6,842	—	—	6,842
Depreciation charge	(25,359)	—	—	(25,359)
Closing net book amount	22,604	—	—	22,604

		Furniture &	Chemical
As of December 31, 2023	Equipment	fixtures	library	Total
Cost	1,721,251	7,564	1,207,165	2,935,980
Accumulated depreciation	(1,698,647)	(7,564)	(1,207,165)	(2,913,376)
Net book value	22,604	—	—	22,604

For the year ended December 31, 2023, the Group recorded a depreciation charge of CHF 22,572 (CHF 26,615 in 2022 and CHF 19,934 in 2021) as part of research and development expenses and CHF 2,787 (CHF 4,956 in 2022 and CHF 7,264 in 2021) as part of general and administration expenses.

10. Non-current financial assets

	December 31,	December 31,
	2023	2022
Security rental deposits.	54,344	54,355
Total non‑current financial assets	54,344	54,355

Security rental deposits relate to laboratory and office space. The applicable interest rate to such deposits is immaterial, and therefore, the value approximates amortized cost.

11. Payables and accruals

	December 31,	December 31,
	2023	2022
Trade payables	984,384	1,276,546
Social security and other taxes	164,609	120,875
Accrued expenses	1,235,357	1,598,583
Total payables and accruals	2,384,350	2,996,004

All payables mature within 3 months. Accrued expenses and trade payables primarily relate to R&D services from contract research organizations, consultants and professional fees. The total amount of payables and accruals decreased by CHF 0.6 million as of December 31, 2023 compared to December 31, 2022 mainly due to reduced clinical development activities. The carrying amounts of payables do not materially differ from their fair values, due to their short-term nature.

12. Deferred income

The Group expects the deferred income to be recognized as follows:

	December 31, 2023	December 31, 2022
Expected income recognition in year one after the balance sheet date	234,978	—
Expected income recognition in year two after the balance sheet date	89,232	—
Total deferred income	324,210	—

The deferred income relates to a grant from Eurostars/Innosuisse. See note 16 “other income” for further information related to the Eurostars/Innosuisse project.

13. Share capital

	Number of shares
	Common	Treasury
	shares	shares	Total
Balance as of January 1, 2022	49,272,952	(11,374,803)	37,898,149
Issue of shares - treasury shares	48,636,476	(48,636,476)	—
Issue of shares - exercise ESOP & ESC	17,438,883	—	17,438,883
Sale of shares under shelf registration	—	4,500,000	4,500,000
Exercise of pre-funded warrants	—	15,978,570	15,978,570
Sale of shares under sale agency agreement	—	1,355,248	1,355,248
Net purchase of shares under liquidity agreement	—	(36,830)	(36,830)
Balance as of December 31, 2022	115,348,311	(38,214,291)	77,134,020
Shares reclassed as treasury shares under IFRS 2	—	(17,438,833)	(17,438,883)
Balance as of December 31, 2022 IFRS 2	115,348,311	(55,653,174)	59,695,137

	Number of shares
	Common	Treasury
	shares	shares	Total
Balance as of January 1, 2023.	115,348,311	(38,214,291)	77,134,020
Issue of shares - treasury shares	32,900,000	(32,900,000)	—
Issue of shares - exercise ESOP	12,527,235	—	12,527,235
Sale of shares under shelf registration	—	7,999,998	7,999,998
Exercise of pre-funded warrants (1)	23,578,950	—	23,578,950
Sale of shares under sale agency agreement	—	4,006,373	4,006,373
Net purchase of shares under liquidity agreement	—	(43,872)	(43,872)
Acquisition of shares forfeited from DSPPP	—	(7,311)	(7,311)
Balance as of December 31, 2023	184,354,496	(59,159,103)	125,195,393
Shares reclassed as treasury shares under IFRS 2	—	(29,958,807)	(29,958,807)
Balance as of December 31, 2023 IFRS 2	184,354,496	(89,117,910)	95,236,586
(1)In accordance with Swiss law, the issuance of 6,120,000 new shares through the exercise of pre-funded warrants from December 12, 2023 to December 31, 2023, have been registered in the commercial register on February 20, 2024. As of December 31, 2023, the amount of the share capital as registered in the commercial register is CHF 1,782,344.96 divided into 178,234,496 shares.

As of December 31, 2023, 125,195,393 shares were outstanding excluding 59,159,103 treasury shares directly held by Addex Pharma SA and including 29,958,807 outstanding shares benefiting from our DSPPP, considered as treasury shares under IFRS 2 (see note 14). All shares have a nominal value of CHF 0.01. As of December 31, 2022, 77,134,020 shares were outstanding excluding 38,214,291 treasury shares directly held by Addex Pharma SA and including 17,438,883 outstanding shares benefiting from our DSPPP, considered as treasury shares under IFRS 2. All shares had a nominal value of CHF 0.01 following the reduction of the nominal value effective on July 26, 2022.

The Group maintains a liquidity agreement with Kepler Cheuvreux (“Kepler”). Under the agreement, the Group has provided Kepler with cash and shares to enable them to buy and sell the Company’s shares. As of December 31, 2023, 172,072 (December 31,2022: 128,200) treasury shares are recorded under this agreement in the treasury share reserve and CHF 848 (December 31,2022: CHF 3,165) is recorded in other financial assets.

During the year 2023, the Group sold 4,006,373 treasury shares under the sale agency agreement with Kepler Cheuvreux at an average price of CHF 0.30 per share for gross proceeds of CHF 1,193,074 (during the year 2022, the Group sold 1,355,248 treasury shares at an average price of CHF 0.34 per share for gross proceeds of CHF 464,954).

On December 13, 2023, the company increased its capital from CHF 1,329,483 to CHF 1,782,345 by the issuance of 45,286,185 new registered shares at a nominal value of CHF 0.01 per share. Of these shares, 29,986,185 has been issued out of our conditional capital including 17,458,950 shares issued following the exercise of pre-funded warrants granted in the offering executed in April 2023 and 12,527,235 shares issued through the exercise of equity incentive units at a strike price of CHF 0.043 by Board Members, Executive Managers and employees on November 27, 2023. The payment of the strike price has been deferred under the Group’s staff retention deferred strike price payment plan (“DSPPP”) and consequently, under IFRS 2, the 12,527,235 shares issued from the exercise of equity incentive units are considered as treasury shares. The 12,527,235 shares are considered to be legally owned by the exercising equity incentive unit holders on November 27, 2023. The remaining 15,300,000 shares have been issued from the capital band of the company and fully subscribed by its 100% owned subsidiary Addex Pharma SA at the nominal value of CHF 0.01.

On October 23, 2023, the ADS ratio was changed from one ADS to six shares to a new ratio of one ADS to one hundred and twenty shares. The ADS ratio change had the same effect as a one to twenty ADS reverse split and except as otherwise indicated, all information in these consolidated financial statements gives retroactive effect to the ADS Ratio Change.

On June 14, 2023, the Company increased its capital from CHF 1,153,483 to CHF 1,329,483 through the issuance of 17,600,000 new shares from its capital band to its 100% owned subsidiary, Addex Pharma SA, at the nominal value of CHF 0.01. These shares are held as treasury shares; hence the operation does not impact the outstanding share capital.

On April 3, 2023, the Group entered into a securities purchase agreement with an institutional investor. The Group sold 7,999,998 treasury shares in the form of ADSs at a price of USD 0.16 (CHF 0.14) per share equivalent to USD 19.00 per ADS (CHF 17.20 per ADS) and 23,578,950 pre-funded warrant shares in the form of ADSs at a price of USD 0.16 (CHF 0.14 per share) equivalent to USD 18.80 (CHF 17.02) per ADS totally exercised as of December 31, 2023. As a consequence, 23,578,950 new shares have been issued from conditional capital of which 6,120,000 have been registered in the commercial register on February 20, 2024 in accordance with Swiss law. The total gross proceeds from the offering amounted to USD 5.0 million (CHF 4.5 million) and directly attributable share offering costs of CHF 0.2 million were recorded as a deduction in equity. In addition, the Group granted the institutional investor, 31,578,948 warrant shares exercisable in the form of ADSs with an exercise price of USD 0.17 (CHF 0.15) per share equivalent to USD 20.00 (CHF 18.11) per ADS and an exercise period expiring on April 5, 2028. The fair value of the warrant shares amounts to CHF 1.78 million and has been recorded in equity as a cost of the offering. The Group also reduced the price to USD 0.17 (CHF 0.15) per share equivalent to USD 20.00 (CHF 18.11) per ADS and extended the exercise period to April 5, 2028 of 9,230,772 warrant shares exercisable in the form of ADSs and 15,000,000 warrant shares exercisable in the form of ADSs granted in the securities purchase agreement signed on December 16, 2021 and July 22, 2022, respectively. Therefore, the institutional investor holds a total of 55,809,720 warrant shares exercisable in the form 465,081 warrant ADSs with an exercise price of USD 0.17 (CHF 0.15) per share equivalent to USD 20.00 (CHF 18.11) per ADS, expiring on April 5, 2028. Additionally, the amendments to the exercise conditions resulted in an increase in the total fair value of CHF 0.96 million that has been recorded in equity as a cost of the offering.

On December 15, 2022, the company increased its capital from CHF 979,094 to CHF 1,153,483 through the issuance of 17,438,883 new registered shares at a nominal value of CHF 0.01 per share from its conditional capital following the exercise of 17,438,883 equity incentive units at a strike price of CHF 0.13 by Board Members, Executive Managers and employees on October 26, 2022. The payment of the strike price has been deferred under the Group’s staff retention deferred strike price payment plan (“DSPPP”) and consequently, under IFRS 2, the 17,438,883 shares issued from the exercise of equity incentive units are considered as treasury shares. The 17,438,883 shares are considered to be legally owned by the exercising equity incentive unit holders on October 26, 2022. Of these shares, 7,311 have been forfeited as of December 31, 2023.

On October 31, 2022, the Group increased its capital from CHF 652,730 to CHF 979,094 through the issuance of 32,636,476 new registered shares from its authorized capital to its fully owned subsidiary, Addex Pharma SA, at CHF 0.01 per share. These shares are held as treasury shares, hence the operation does not impact the outstanding share capital.

On July 22, 2022, the Group entered into a securities purchase agreement with an institutional investor and sold 4,500,000 treasury shares in the form of ADSs at a price of USD 0.28 (CHF 0.27 per share) equivalent to USD 34.00 (CHF 32.69) per ADS. In addition, 10,500,000 prefunded warrant shares in the form of ADSs were sold at a price of USD 0.28 (CHF 0.27) per share equivalent to USD 33.80 (CHF 32.50) per ADS. Of these pre-funded warrant shares 3,960,000 were exercised as of September 30, 2022 and 6,540,000 were exercised during the fourth quarter of 2022. The total gross proceeds from this offering amounted to USD 4.2 million (CHF 4.1 million). Additionally, all the 5,478,570 pre - funded warrant shares exercisable in the form of ADSs, sold to the same institutional investor in the securities purchase agreement signed on December 16, 2021, have been exercised during the third quarter of 2022.The Group additionally granted the institutional investor, 15,000,000 warrant shares exercisable in the form of ADSs with an exercise price of USD 0.32 (CHF 0.30) per share equivalent to USD 38.00 (CHF 36.54) per ADS and an exercise period of 5 years. Their fair value amounting to CHF 1.0 million has been recorded in equity as a cost of the offering.

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

On February 2, 2022, the Company issued 16,000,000 new shares from the authorized capital to its 100% owned subsidiary, Addex Pharma SA, at CHF 1.00. These shares are held as treasury shares; hence the operation does not impact the outstanding share capital. Directly attributable share issuance costs of CHF 0.2 million were recorded as a deduction in equity.

14. Share-based compensation

The total share-based compensation expense recognized in the statement of comprehensive loss for equity incentive units granted to Board Members, Executive Managers, employees and consultants has been recorded under the following headings:

	2023	2022	2021
Research and development	570,660	1,047,398	467,812
General and administration	1,223,807	2,634,675	710,532
Total share-based compensation	1,794,467	3,682,073	1,178,344

Analysis of share-based compensation by equity incentive plan is detailed as follows:

	2023	2022	2021
Equity sharing certificate plan	—	44,244	4,476
Share purchase plan	—	—	23,498
Share option plans	1,794,467	3,637,829	1,150,370
Total share-based compensation	1,794,467	3,682,073	1,178,344

The share-based compensation expense decreased by CHF 1.9 million in 2023 compared to 2022 primarily due to higher expenses in 2022 in the fair value of equity incentive units following reductions in their strike price.

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

Movements in the number of share subscription rights attached to the ESCs outstanding are as follows:

	Average		Average
	subscription		subscription
	prices / floor		prices / floor
	prices (CHF)	2022	prices (CHF)	2021
At January 1	1.54	198,750	1.54	198,750
Exercised under the DSPPP	0.13	(198,750)	—	—
At December 31	—	—	1.54	198,750

At December 31, 2023 and 2022, there are no subscription rights attached to the ESCs (2021: 198,750 were exercisable and outstanding).

Employee share option plans (ESOP)

The Company established an employee share option plan to provide incentives to directors, executives, employees and consultants of the Group.

During 2023, the Group granted the following options with vesting over 4 years and a 10-year exercise period at the grant date as described in the table below. Grant conditions relating to the strike price have been amended during the year ended December 31, 2023.

				Number of
			Number of	share	Number of
			share	options repriced	options exercised
	Strike price at	Expiry date at	options	to CHF 0.043 on	under
	grant date	grant date	granted	November 27 2023	the DSPPP
January 1, 2023	0.101	Dec. 31, 2032	436,677	—	—
May 12, 2023	0.13	May 11, 2033	12,736,209	12,736,209	12,527,235
July 1, 2023	0.106	June 30, 2033	147,695	—	—
Total 2023			13,320,581	12,736,209	12,527,235

In 2023, the Group granted 13,320,581 share options of which 12,736,209 were repriced at a strike price of CHF 0.043 on November 27, 2023 and 12,527,235 have been exercised the same day under the DSPPP.

During 2022, the Group granted the following options with vesting over 4 years and a 10-year exercise period at the grant date as described in the table below. Grant conditions relating to the strike price have been amended during the year ended December 31, 2022.

				Number of	Number of
				share options	share options	Number of
			Number of	repriced to	repriced to	options exercised
	Strike price at	Expiry date at	share options	CHF 0.19 on	CHF 0.13 on	under
	grant date	grant date	granted	August 2 2022	October 5 2022	the DSPPP
April 12, 2022	1.00	April 11, 2032	3,840,657	3,840,657	3,840,657	3,738,258
April 12, 2022	1.00	Dec. 31, 2031	6,000	6,000	6,000	6,000
April 12, 2022	1.04	Dec. 31, 2031	49,713	—	—	—
May 2, 2022	1.00	May 1, 2032	6,000	6,000	6,000	6,000
October 5, 2022	0.13	Oct. 4, 2032	5,423,076	—	—	5,332,547
October 6, 2022	0.13	Oct. 5, 2032	2,677	—	—	2,677
December 29, 2022	0.20	June 30, 2032	108,955	—	—	—
Total 2022			9,437,078	3,852,657	3,852,657	9,085,482

In 2022, the Group granted 9,437,078 share options of which 3,852,657 were repriced at a strike price of CHF 0.13 on October 5, 2022 and 9,085,482 have been exercised on October 26, 2022 under the DSPPP.

Movements in the number of options outstanding are as follows:

	Average		Average		Average
	strike price		strike price		strike price
	(CHF)	2023	(CHF)	2022	(CHF)	2021
At January 1	0.55	777,000	2.01	8,615,885	2.16	6,768,460
Exercised under the DSPPP	0.043	(12,527,235)	0.13	(17,240,133)	—	—
Granted	0.13	13,320,581	0.49	9,437,078	1.46	1,868,900
Forfeited	—	—	1.00	(35,830)	1.93	(11,475)
Expired	—	—	—	—	2	(10,000)
At December 31	0.32	1,570,346	0.55	777,000	2.01	8,615,885

At December 31, 2023, of the outstanding 1,570,346 share options (respectively 2022: 777,000 and 2021: 8,615,885), 686,605 were exercisable (respectively 2022: 389,668 and 2021: 5,954,115 ).

The outstanding share options as at December 31, 2023 and 2022 have the following expiry dates:

At December 31, 2023	Range of strike prices (CHF)
Expiry date	0.043 to 0.106	0.13	0.14 to 0.99	1.00 to 3.00	Total
2025	—	—	25,000	4,687	29,687
2027	—	56,655	11,385	7,241	75,281
2028	—	59,530	26,085	5,292	90,907
2029	—	—	—	110,500	110,500
2030	—	10,000	—	44,854	54,854
2031	—	40,000	—	73,888	113,888
2032	436,677	192,928	108,955	—	738,560
2033	356,669	—	—	—	356,669
Total	793,346	359,113	171,425	246,462	1,570,346

At December 31, 2022	Range of strike prices (CHF)
Expiry date	0.13	0.14 to 0.99	1.00 to 3.00	Total
2025	—	25,000	4,687	29,687
2027	56,655	11,385	7,241	75,281
2028	59,530	26,085	5,292	90,907
2029	—	—	110,500	110,500
2030	10,000	—	44,854	54,854
2031	40,000	—	73,888	113,888
2032	192,928	108,955	—	301,883
Total	359,113	171,425	246,462	777,000

The weighted average fair value of share options granted during 2023 determined using a Black-Scholes model was CHF 0.08 (2022: CHF 0.18 and 2021: CHF 0.72). The significant inputs to the model were:

	2023	2022	2021
Weighted average share price per share at the grant date	CHF 0.14	CHF 0.41	CHF 1.58
Weighted average strike price per share	CHF 0.13	CHF 0.49	CHF 1.46
Weighted average volatility (1)	58.16%	50.34%	47.07%
Weighted average expected option life (years)	6.25	6.25	6.25
Dividend yield	—	—	—
Weighted average annual risk-free rate	0.86%	0.75%	0.44%

(1) The expected volatility is based on historical share prices of the company

Deferred Strike Price Payment Plan (DSPPP)

The Group has implemented a staff retention plan which includes a DSPPP which encourages Board Members, Executive Managers and employees to exercise their share options or equity sharing certificates and become shareholders of the Company by allowing the deferral of the obligation to pay the strike price until the earlier of the sale of the shares or 10 years. Shares received through the exercise of unvested share options are subject to sales restrictions reflecting the remaining vesting period of exercised equity incentive units. In the event of a change of control, bankruptcy of the Company or forced sale of the shares at a price below the strike price, the deferred strike price payment obligation is waived. Under IFRS 2, the DSPPP is considered to be a non-recourse loan and consequently the options are deemed to be exercised on the date that the loan is repaid. Therefore, neither the shares nor the loan, are outstanding until either the options are exercised by paying the exercise price for the shares (repaying the loan) or the options expire entirely after 10 years without any remaining obligation from the option holders. The DSPPP is considered to be a modification of the equity incentive plan and consequently, the shares issued from the exercise of equity incentive units (“DSPPP Shares”) are recorded as treasury shares and associated share-based compensation is recognized over the remaining vesting period as if the equity incentive units had not been exercised. During the twelve - months period ending December 31, 2023, 12,527,235 options have been exercised through our DSPPP. The modification of the equity incentive plan decreased the fair value by CHF 12,323. This decrease has not been recognized according to IFRS 2. During the twelve - months period ending December 31, 2022, 17,438,883 options have been exercised through our DSPPP and the resulting modification of the equity incentive plan increased the fair value by CHF 63,399 of which CHF 52,216 has been recognized in 2022.

Movements in the number of DSPPP shares are as follows:

	Average		Average
	deferred strike		deferred strike
	price payment		price payment
	(CHF)	2023	(CHF)	2022
At January 1	0.13	17,438,883	—	—
Forfeited	0.13	(7,311)	—	—
Granted - exercise of ESOP & ESC	0.043	12,527,235	0.13	17,438,883
At December 31	0.09	29,958,807	0.13	17,438,883

On November 27, 2023 and October 26, 2022, Board Members, Executive Managers and employees exercised 12,527,235 and 17,438,883 equity incentive units, respectively, at a strike price of CHF 0.043 and CHF 0.13, respectively. At December 31, 2023, of the 29,958,807 DSPPP shares (2022: 17,438,883 DSPPP shares), 12,573,975 (2022: 7,726,415) are not subject to sales restrictions.

The DSPPP will expire as follow:

At December 31, 2023	Range of strike prices (CHF)
Expiry date	0.043	0.13	Total
2032	—	17,431,572	17,431,572
2033	12,527,235	—	12,527,235
Total	12,527,235	17,431,572	29,958,807

Share purchase plan

The Group established a share purchase plan under which services are settled for shares. Under the plan Board Members, Executive Managers, employees and consultants may receive fully paid ordinary shares from the Group’s treasury share reserve for services rendered. The Group established a share purchase plan under which services are settled for shares. Under the plan Board Members, Executive Managers, employees and consultants may receive fully paid ordinary shares from the Group’s treasury share reserve for services rendered. During the year ended December 31, 2023 and 2022, the Group did not use its treasury shares to pay consultants whilst during the year ended December 31, 2021, 116,914 shares were transferred to settle CHF 164,980 of consulting fees.

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

Under terms of the agreement, the Group granted Indivior an exclusive license to use relevant patents and know-how in relation to the development and commercialization of product candidates selected by Indivior. Subject to agreed conditions, the Group and Indivior jointly own all intellectual property rights that are jointly developed and the Group or Indivior individually own all intellectual property rights that the Group or Indivior develop individually. The Group has retained the right to select compounds from the research program for further development in areas outside the interest of Indivior including Charcot-Marie-Tooth type 1A neuropathy, or CMT1A, cough and pain. Under certain conditions, but subject to certain consequences, Indivior may terminate the agreement.

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

On February 14, 2019, Indivior terminated the development of their selected compound, ADX71441. Separately, Indivior funds research at the Group, based on a research plan to be mutually agreed between the parties, to discover novel GABAB PAM compounds. These future novel GABAB PAM compounds, if selected by Indivior, become licensed compounds. The Group agreed with Indivior to an initial research term and duration of two years with a funding of $4 million over the period for the Group’s R&D costs incurred, that can be extended by twelve-month increments. R&D costs are calculated based on the costs incurred in accordance with the contract. Following Indivior’s selection of one newly identified compound, the Group has the right to also select one additional newly identified compound. The Group is responsible for the funding of all development and commercialization costs of its selected compounds and Indivior has no rights to the Group’s selected compounds. The initial two-year research term was expected to run from May 2018 to April 2020. In 2019, Indivior agreed to an additional research funding of USD 1.6 million, for the research period. On October 30, 2020, the research term was extended until June 30, 2021 and Indivior agreed to additional research funding of USD 2.8 million. Effective May 1, 2021, the research term was extended until July 31, 2022 and Indivior agreed additional research funding of CHF 3.7 million, of which CHF 2.7 million was paid to the Group and CHF 1.0 million paid directly by Indivior to third party suppliers that are supporting the funded research program. In August 2022, the research agreement was extended until March 31, 2023 and Indivior agreed to additional research funding of CHF 0.85 million. The reserved indications, where Addex retains exclusive rights to develop its own independent GABAB PAM program, have also been expanded to include cough. Effective November 1, 2022, the research term was extended until June 30, 2023 and Indivior agreed to additional research funding of CHF 0.95 million. Effective July 1, 2023, the research agreement with Indivior has been extended until June 30, 2024 and Indivior committed additional research funding of CHF 2.7 million including CHF 1.1 million expected to be paid to the Group and CHF 1.6 million paid directly by Indivior to third party suppliers that are supporting the funded research program.

For the year ended December 31, 2023, the Group recognized CHF 1.6 million as revenue (2022: CHF 1.4 million and 2021: CHF 2.9 million) and recorded a combined amount of CHF 0.1 million in contract asset and trade receivable as of December 31, 2023 (December 31, 2022: CHF 0.4 million).

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

No amounts have been recognized under this agreement in 2023, 2022 and 2021.

16. Other income

Under grant agreements with Eurostars/Innosuisse the Group is required to complete specific research activities within a defined period of time. The Group’s funding is fixed and received based on the satisfactory completion of the agreed research activities and incurring the related costs.

In July 2019, the Group was funded by Eurostars/Innosuisse for CHF 0.5 million to support our mGlu7 NAM program. Of the amount, CHF 0.38 million were received in October 2019. The remaining funds of CHF 0.12 million recorded as other receivables as of December 31, 2022, were received on February 2023. For the year ended December 31, 2023, the amount recognized in other income is nil (2022: nil and 2021: CHF 0.2 million).

In September 2023, the Group was funded by Eurostars/Innossuise for CHF 0.5 million to support our mGlu2 NAM program of which CHF 0.35 million were received in December 2023. As of December 31, 2023, the Group recognized CHF 0.03 million in other income in accordance with the grant conditions and CHF 0.32 million as deferred income, including CHF 0.23 million as short term (less than one year) and CHF 0.09 million as long term (more than one year) in accordance with the budget for the use of the grant received.

The Group additionally recognized other income from IT consultancy agreements.

17. Operating costs

	2023	2022	2021
Staff costs (note 18)	5,376,859	7,053,102	4,737,138
Depreciation (notes 8/9)	305,952	323,144	347,613
External research and development costs	2,748,422	10,029,786	9,014,083
Laboratory consumables	331,279	319,305	295,377
Patent maintenance and registration costs	370,132	318,194	266,043
Professional fees	1,163,839	1,424,333	1,379,734
Short term leases	35,567	47,283	37,512
D&O insurance	628,595	1,591,231	1,591,882
Other operating costs	967,723	858,788	989,840
Total operating costs	11,928,368	21,965,166	18,659,222

The evolution of the total operating costs is mainly driven by external research and development expenses, staff costs, D&O insurance, professional fees and other operating costs.

During the year ended December 31, 2023, total operating costs decreased by CHF 10.0 million compared to the year ended December 31, 2022, primarily due to decreased dipraglurant related external research and development activities for CHF 7.3 million. During the same period, staff costs decreased by CHF 1.7 million primarily due to lower share-based service costs (note 18) and reduced D&O insurance for CHF 1.0 million.

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

18. Staff costs

	2023	2022	2021
Wages and salaries	3,241,641	3,341,014	3,268,209
Social charges and insurances	378,454	397,428	407,944
Value of share-based services (note 14)	1,520,917	3,034,740	946,632
Retirement benefit (note 20)	235,847	279,920	114,353
Total staff costs	5,376,859	7,053,102	4,737,138

Total staff costs decreased by CHF 1.7 million for the year ended December 31, 2023 compared to the year ended December 31, 2022, primarily due to lower share-based service costs in 2023 (see note 14).

Total staff costs increased by CHF 2.3 million for the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily due to higher share-based service costs which include CHF 1.8 million for the increase in fair value of equity incentive units due to the reduction of their strike price (see note 14).

19. Taxes

	December 31, 2023	December 31, 2022	December 31, 2021
Loss before tax	10,556,227	20,804,213	15,351,914
Tax calculated at a tax rate of 13.99%	1,476,816	2,910,509	2,147,733
Effect of different tax rates in USA and France	1,658	3,801	5,398
Deductible expenses charged against equity for issuance of shares	37,374	98,591	382,829
Sale of treasury shares by a subsidiary, recognized as financial loss (income) in standalone financial statements	485,867	1,666,594	(8,556)
Expenses not deductible for tax purposes	(321,494)	(434,593)	(145,195)
Temporary differences	(1,836)	(1,324)	(954)
Total tax losses not recognized as deferred tax asset	(1,678,385)	(4,243,578)	(2,381,255)
Income tax expense	—	—	—

The Group has decided not to recognize any deferred income tax assets at December 31, 2023, 2022 or 2021. The key factors which have influenced management in arriving at this evaluation are the fact that the Group has not yet a history of making profits and product development remains at an early stage.

The amount of deferred income tax assets that arises from sources other than tax losses carried forward and the amount of deferred income tax liabilities are insignificant compared to the unrecognized tax losses carried forward.

The tax losses carried forward by the Group and their respective expiry dates are as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
2022	—	—	3,540,541
2023	—	141,425,567	141,425,567
2024	290,949	290,949	290,949
2025	3,586,490	3,586,490	3,586,490
2026	23,467,840	23,467,840	23,467,840
2027	12,590,566	12,590,566	9,831,196
2028	28,427,419	28,427,419	24,391,568
2029	65,365,173	65,367,349	—
2030	19,766,179	—	—
Total unrecorded tax losses carry forwards.	153,494,616	275,156,180	206,534,151

Tax losses carried forward expiring in 2027 and 2028, have been increased by CHF 2.8 million and CHF 4.0 million as of end of December 31, 2022 compared to December 31, 2021, respectively, due to final tax returns for the fiscal years ended December 31, 2020 and 2021 received from Swiss tax administration in 2022.

As of December 31, 2023, the unrecorded tax losses carried forward amounted to CHF 153,494,616 (2022: CHF 275,156,180, 2021 CHF 206,534,151).

20. Retirement benefit obligations

Apart from the social security plans fixed by the law, the Group sponsors an independent pension plan. The Group has contracted with Swiss Life for the provision of occupational benefits. All benefits in accordance with the regulations are reinsured in their entirety with Swiss Life within the framework of the corresponding contract. This pension solution fully reinsures the risks of disability, death and longevity with Swiss Life. Swiss Life invests the vested pension capital and provides a 100% capital and interest guarantee. The pension plan is entitled to an annual bonus from Swiss Life comprising the effective savings, risk and cost results. Although, as is the case with many Swiss pension plans, the amount of ultimate pension benefit is not defined, certain legal obligations of the plan create constructive obligations on the employer to pay further contributions to fund an eventual deficit; this results in the plan nevertheless being accounted for as a defined benefit plan. All employees are covered by this plan, which is a defined benefit plan. Retirement benefits are based on contributions, computed as a percentage of salary, adjusted for the age of the employee and shared approximately 46% / 54% by employee and employer. In addition to retirement benefits, the plans provide death and long-term disability benefits to its employees. Liabilities and assets are revised every year by an independent actuary. Assets are held in the insurance company. In accordance with IAS 19 (revised), plan assets have been estimated at fair market values and liabilities have been calculated according to the “projected unit credit” method. The Group recorded a pension benefit charge in 2023 of CHF 235,847 (respectively CHF 279,920 in 2022 and CHF 114,353 in 2021) as part of staff costs.

Employment benefit obligations

The amounts recognized in the balance sheet are determined as follows:

	December 31,	December 31,
	2023	2022
Defined benefit obligation	(9,138,045)	(7,682,529)
Fair value of plan assets	8,694,521	7,867,835
Effect of asset ceiling	—	(185,306)
Funded status (shortfall)/ surplus	(443,524)	—

As of December 31, 2023, the funded status has a shortfall of CHF 0.4 million compared to a surplus of CHF 0.2 million as of December 31, 2022 not recorded as an asset in accordance with the asset ceiling rules and minimum funding requirements. The increase of the present value of the defined benefit obligation is primarily due to the decrease of the discount rate to 1.50% as of December 31, 2023 compared to 2.30% as of December 31, 2022.

The amounts recognized in the statement of comprehensive loss are as follows:

	2023	2022	2021
Current service cost	(268,097)	(306,491)	(325,144)
Past service cost	26,899	36,459	219,104
Interest cost	(175,609)	(98,639)	(23,742)
Interest income	180,960	88,751	15,429
Company pension amount (note 18)	(235,847)	(279,920)	(114,353)

The conversion rates have changed in the first quarter of 2023, second quarter of 2022 and first quarter of 2021 which has led to a positive past service cost during the years ended December 31, 2023 (respectively 2022 and 2021).

The movements in the defined benefit obligations during the year are as follows:

	2023	2022
Defined benefit obligation at beginning of year	(7,682,529)	(9,276,675)
Current service cost	(268,097)	(306,491)
Past service cost	26,899	36,459
Interest cost	(171,347)	(98,639)
Employee contributions	(250,290)	(244,097)
Actuarial (loss)/ gain arising from changes in financial assumptions	(671,909)	1,923,273
Actuarial gain arising from changes in demographic assumptions	—	51,085
Actuarial gain on experience adjustment	22,250	6,850
Benefits (paid)/ deposited	(143,022)	225,706
Defined benefit obligations at end of year	(9,138,045)	(7,682,529)

The movements in the fair value of plan assets during the year are as follows:

	2023	2022
Fair value of plan assets at beginning of year	7,867,835	7,995,150
Interest income	180,960	88,751
Employee contributions	250,290	244,097
Employer contributions	298,490	291,313
Plan assets loss	(46,076)	(525,770)
Benefits paid	143,022	(225,706)
Fair value of plan assets at end of year	8,694,521	7,867,835

As of the date of the preparation of these consolidated financial statements, the 2023 annual report of the pension fund has not yet been issued, and therefore the detailed structures and assets held at December 31, 2023, are not currently available for presentation. However, the detailed assets held at December 31, 2022, which were reported to the Group on May 9, 2023 by its plan administrator, are as follows:

December 31,
2022
Cash	0.6%
Bonds	49.74%
Equity instruments	11.45%
Real estate	23.72%
Mortgages	10.47%
Derivatives	4.02%
Total	100.00%

The principal actuarial assumptions used were as follows:

	December 31, 2023	December 31, 2022
Discount rate	1.50%	2.30%
Mortality tables	BVG2020 GT	BVG2020 GT
Salary growth rate	1.20%	1.20%
Pension growth rate	0.00%	0.00%

The following sensitivity analysis shows the impact of increasing or decreasing certain assumptions on the defined benefit obligation of the Swiss pension plan:

-0.25% increase or decrease in the discount rate would lead to a decrease of 3.23% (2022: 3.09)% or an increase of 3.66% (2022: 3.48)% in the defined benefit obligation.

-	0.25% increase or decrease in the interest rate on retirement savings capital would lead to an increase of 0.76% (2022: 1.06)% or a decrease of 0.74% (2022: 1.03)% in the defined benefit obligation.
-	0.25% increase or decrease in salaries would lead to an increase of 0.08% (2022: 0.09)% or a decrease of 0.07% (2022: 0.09)% in the defined benefit obligation; and
-	+/-1 year in the life expectancy would lead to an increase of 1.23% (2022: 1.02)% or a decrease of 1.28% (2022: 1.07)% in the defined benefit obligation.

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

The estimated employer contributions to pension plans for the financial year 2024 amount to CHF 297,000. The following table shows the funding of the defined benefit pensions and the components of the costs recognized in other comprehensive income:

	2023	2022
Present value of defined benefit obligation	(9,138,045)	(7,682,529)
Fair value of plan assets	8,694,521	7,867,835
Effect of asset ceiling	—	(185,306)
(Deficit) / Surplus in the plan	(443,524)	—
Actuarial (loss)/ gain on defined benefit obligation	(649,659)	1,981,208
Actuarial loss on plan assets	(46,076)	(525,770)
Change in the effect of the asset ceiling	189,568	(185,306)
Total	(506,167)	1,270,132

The following table shows the estimated benefit payments for the next ten years where the number of employees remains constant:

2024	790,000
2025	523,000
2026	372,000
2027	371,000
2028	538,000
2029-2033	2,697,000

21. Finance result, net

	2023	2022	2021
Interest income	63,964	29,251	5,322
Interest expense on leases	(19,963)	(23,019)	(23,866)
Interest cost	(1,644)	(25,878)	(39,146)
Foreign exchange (losses)/gains, net	(317,285)	(264,360)	211,693
Finance result, net	(274,928)	(284,006)	154,003

The evolution of the finance result is mainly driven by foreign exchange losses on our U.S Dollar cash deposits due to the evolution of the exchange rate of U.S Dollar compared to the Swiss franc. Finance result was a net loss of CHF 0.3 million for the years ended December 31, 2023 and December 31, 2022, whilst it was a net gain of CHF 0.2 million for the year ended December 31, 2021.

22. Loss per share

Basic and diluted loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of shares in issue during the year excluding treasury shares.

	2023	2022	2021
Loss attributable to equity holders of the Company	(10,556,227)	(20,804,213)	(15,351,914)
Weighted average number of shares in issue	74,307,635	45,184,865	34,119,666
Basic and diluted loss per share	(0.14)	(0.46)	(0.45)

The Company has four categories of dilutive potential shares: treasury shares, equity sharing certificates (“ESCs”), share options and warrants which have been ignored in the calculation of the loss per share for the year ended December 31, 2023, 2022 and 2021, as they would be antidilutive.

In addition to treasury shares, the total number of dilutive instruments as of December 31, 2023 is 63,246,964 (2022: 30,874,670 and 2021: 29,590,875) which consists of 1,570,346 share options, 5,866,898 warrants granted to investors on March 28, 2018 and 55,809,720 warrants granted to one investor (9,230,772 warrants on December 21, 2021, 15,000,000 on July 26, 2022 and 31,578,948 on April 3, 2023, respectively). As of December 31, 2022, dilutive instruments consist of 777,000 share options, 5,866,898 warrants granted to investors on March 28,2018 and 24,230,772 warrants granted to one investor (9,230,772 warrants on December 21, 2021 and 15,000,000 on July 26, 2022, respectively). As of December 31, 2021, dilutive instruments primarily consist of 198,750 ESCs, 8,615,885 share options, 5,866,898 warrants granted to investors on March 28, 2018, 9,230,772 warrants and 5,478,570 pre-funded warrants granted to one investor on December 21, 2021. These options could potentially dilute basic earnings per share in the future.

23. Commitments and contingencies

Capital commitments

As at December 31, 2023 and 2022, the Group has no contracted capital expenditure.

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

24. Related party transactions

Related parties include members of the Board of Directors and the Executive Management of the Group. The following transactions were carried out with related parties:

Key management compensation

	2023	2022	2021
Salaries, other short‑term employee benefits and post-employment benefits	1,644,065	1,619,186	1,502,377
Consulting fees	17,106	151,639	224,091
Share‑based compensation	1,536,897	3,196,353	955,051
Total	3,198,068	4,967,178	2,681,519

Salaries, other short-term employee benefits and post-employment benefits relate to members of the Board of Directors and Executive Management who are employed by the Group. Consulting fees relate mainly to Roger Mills, a member of the Executive Management who delivers his services to the Group under a consulting contract. The Group has a net payable to the Board of Directors and Executive Management of CHF 0.1 million as of December 31, 2023 and December 31, 2022. Share-based compensation relates to the fair value of equity incentive units recognized through profit and loss following their vesting plan.

25. Events after the balance sheet date

On January 8, 2024, 6,439,124 equity incentive units giving the right to purchase 6,439,124 shares listed on SIX, have been granted to Board members, Executive Managers and employees with an exercise price of CHF 0.05 and the related share-based compensation amount of CHF 0.2 million will be recognized over the remaining vesting period of the equity incentive units.

The Group sold 3,050,665 treasury shares for a gross amount of CHF 0.2 million under the sale agency agreement with Kepler Cheuvreux, between the closing date and the approval of these consolidated financial statements.

On April 2, 2024, the Group announced the divestment of its allosteric modulator drug discovery technology platform and a portfolio of preclinical programs to a newly formed Swiss company, Neurosterix Pharma Sàrl (Neurosterix). Neurosterix has received committed funding of USD 63 million from a syndicate of investors led by Perceptive Advisors (Perceptive Xontogeny Venture Fund II L.P, Perceptive Life Sciences Master Fund Ltd and Acorn Bioventures 2, L.P) (the “Neurosterix Transaction” or “Transaction”). As part of the Transaction, Addex received CHF 5.0 million in cash and an equity interest representing 20% of Neurosterix. Addex retained its partnerships with Janssen Pharmaceuticals, Inc. and Indivior PLC, as well as unpartnered clinical stage assets including dipraglurant for Parkinson’s disease and post-stroke/TBI recovery and its preclinical GABAB PAM program for chronic cough. The Transaction includes the transfer of the associated R&D staff and infrastructure. As part of the Transaction, Addex and Neurosterix entered into a service agreement which provides Addex with access to certain staff and infrastructure to ensure the operation of the Addex retained business.

At the effective date of the Transaction of March 1, 2024, Addex transferred to Neurosterix certain assets and liabilities identified as held for sale as of February 29, 2024 amounting to CHF 0.6 million and CHF 0.5 million, respectively. These assets and liabilities mainly related to the Eurostars/Innosuisse grant funding to support the mGlu2NAM program recorded as deferred income for CHF 0.3 million as of February 29, 2024.