Form 20-F
period 2024-12-31
Addex Therapeutics Ltd.
filed 2025-05-15
CIK 1574232

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Shares, par value CHF 0.01 per share: 128,292,969 shares outstanding as of December 31, 2024

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all references in this Annual Report on Form 20-F to the terms “Addex,” “Addex Therapeutics,” “Addex Therapeutics Ltd,” “the company,” the “Addex Group,” the “Group”, “we,” “us” and “our” refer to Addex Therapeutics Ltd together with its subsidiaries.

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

Our reporting currency is the Swiss franc. The exchange rate between the Swiss franc and the U.S. dollar as of May 12, 2025 was USD 1.18 per CHF 1.0. We present our consolidated financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards). Readers of this Annual Report on Form 20-F should note that there may be certain differences between the presentation of our financial position, results of operations and cash flows under IFRS and U.S. generally accepted accounting principles.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this Annual Report on Form 20-F, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this Annual Report on Form 20-F, the words “anticipate,” “believe,” “continue” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “ongoing,” “objective,” “plan,” “potential,” “predict,” “should,” “will” and “would,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	the development of our drug candidates, including statements regarding the timing of initiation, completion and the outcome of pre-clinical studies or clinical trials and related preparatory work, the period during which the results of the studies or trials will become available and our research and development programs with respect to our drug candidates;
●	the impact of global macroeconomic conditions, including pandemics, inflation, interest rates, trade policies (including tariffs) and geopolitical risks, on our business and operations;
●	our ability to obtain and maintain regulatory approval of our drug candidates in the indications for which we plan to develop them, and any related restrictions, limitations or warnings in the label of an approved drug or therapy;
●	our plans to collaborate, or statements regarding the ongoing collaborations, with partner companies;
●	our plans to research, develop, manufacture and commercialize our drug candidates;
●	the timing of our regulatory filings for our drug candidates;
●	the size and growth potential of the markets for our drug candidates;
●	our ability to raise additional capital;
●	our commercialization, marketing and manufacturing capabilities and strategy;
●	our expectations regarding our ability to obtain and maintain intellectual property;
●	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;
●	how long we will qualify as an emerging growth company or a foreign private issuer;
●	our estimates regarding future revenue, expenses and needs for additional financing;
●	our belief about the duration of our cash runway;
●	regulatory developments in the United States, European Union and other jurisdictions; and
●	other risks and uncertainties, including those listed in this section of this Annual Report on Form 20-F titled “Item 3.D—Risk Factors.”

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

Summary Risk Factors

●	We will need significant amounts of additional new capital to fund our continued development activities;
●	We are currently conducting some of our business operations under a service agreement with Neurosterix Group. In order to internally develop our programs, we may need to significantly expand our operations;
●	We are a development-stage company working with novel approaches to therapeutics, which may not be successful;
●	We have no products on the market and we may never generate revenue from the sale or licensing of drug candidates;
●	Our dependence on Indivior or any future partner to develop and commercialize our drug candidates expose us to significant risks;
●	We may be deemed to be an investment company under the Investment Company Act of 1940, including as a result of our interest in Neurosterix;
●	If third parties on which we depend to conduct our clinical trials do not perform as contractually required, fail to satisfy regulatory or legal requirements or miss expected deadlines, our clinical development program could be delayed and otherwise adversely affected;

●	We are subject to U.S and foreign anti-corruption laws and regulations, export and import controls, sanctions and embargoes;
●	Our ADSs may be delisted from Nasdaq which could negatively impact the price of our ADSs, our liquidity and our ability to access the capital markets;
●	The value of our ADSs may be driven by the release of preclinical and clinical studies led by Neurosterix Group;
●	Because we rely on third party manufacturing and supply partners, our clinical development supplies and other materials may become limited or interrupted or may not be of satisfactory quality;
●	Our drug candidates must prove their efficacy and safety in rigorous clinical testing that is expensive, time-consuming and may be delayed, suspended or terminated at any time.
●	We face competition from entities that have developed or may develop similar or different drug candidates aimed at the indications on which we are focusing.
●	Any commercialization efforts by us will require us to develop sales, marketing and distribution capabilities internally or through arrangements with third parties.
●	The exercise of equity incentive instruments granted under our equity incentive plan or warrants granted to Investors could dilute our share capital.
●	We have determined that we are a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes, for which the consequences to U.S. holders of our shares or ADSs representing our shares may be adverse.

Risks Related to Our Business

We will need significant amounts of additional new capital to fund our continued development activities.

We incurred accumulated losses for a total amount of CHF 353 million since inception. During the twelve-month period ended December 31, 2024, we generated a net profit of CHF 7.18 million primarily due to reduced operating losses and proceeds from the divestment of part of our business to Neurosterix on April 2, 2024. As part of this transaction, we received a gross proceeds of CHF 5.0 million and a 20% equity interest in Neurosterix US Holdings LLC, parent company of Neurosterix Group.

Our operating losses result principally from costs incurred in research and development of our drug candidates and general and administrative expense. In the medium and long term, we expect to increase our expenses as we continue the development of our GABAB PAM chronic cough drug candidate, initiate further clinical trials and seek marketing approval for our drug candidates. The amount of future losses is uncertain and our ability to achieve a recurring profitability, if ever, will depend on, among other things, us or our partners successfully developing drug candidates, obtaining regulatory approval to market and commercialize drug candidates, manufacturing any approved products on commercially reasonable terms, establishing a sales and marketing organization or suitable third party alternatives for any approved product and raising sufficient funds to finance our activities.

We will need significant amounts of additional new capital to fund the development of our GABAB PAM chronic cough drug candidate and our other drug programs and we cannot guarantee that we will have sufficient funds available in the future to develop and commercialize this indication or our other drug programs. As of December 31, 2024, we had cash and cash equivalents of CHF 3.3 million. To date, we have funded our operations through equity offerings, payments from licensors and divestment of selected assets. We have limited sources of revenue and will need substantial additional capital to develop and commercialize our drug candidates. We may be unable to raise additional capital when needed, or at all, which could force us to reduce or discontinue operations.

We believe that our current cash and cash equivalents are sufficient to fund our operating expenses through mid-June 2026. We cannot assure you of our ability to finance our operations and pursue our intended development plans beyond that date as it will depend on our ability to generate additional funding through current and further partnerships or grants and amounts we may raise through further financings such as additional equity offerings, including offerings under our sale agreement with Kepler Cheuvreux. If our development plans are not successful, we may not be able to generate additional funding through partnerships or grants, or raise further financing through equity offerings or otherwise, or we may only be able to do so on terms that are not favorable to our shareholders.

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

We are currently conducting some of our business operations under a service agreement with Neurosterix Group. In order to internally develop our programs, we may need to significantly expand our operations.

On April 2, 2024, we sold our allosteric modulator drug discovery technology platform and some of our wholly owned pre-clinical programs to Neurosterix Pharma Sàrl (Neurosterix), a new company funded by Perceptive Xontogeny Venture Fund II L.P, Perceptive Life Sciences Master fund Ltd and Acorn Bioventures 2, L.P (the “Transaction”). As part of the Transaction, Addex received CHF 5.0 million in cash and shares representing a 20% indirect equity interest in Neurosterix. As of the date of the Transaction, all employees of Addex, other than our Head of Finance, became employees of Neurosterix. Pursuant to a service agreement, certain former Addex employees are allowed to dedicate a portion of their time to Addex at zero cost. If Neurosterix Group terminates the service agreement, we may need to significantly expand our operations and hire new research and development staff in order to continue to develop our programs. We may not be successful in expanding our operations, and any such expansion may be expensive.

We have no products on the market and we may never commercialize our drug candidates.

Our ability to achieve and sustain profitability depends on obtaining regulatory approvals for and successfully commercializing our drug candidates, either alone or with third parties, such as our partner Indivior for GABAB PAM for the substance use disorders indication. Currently, none of our drug candidates have been approved for marketing and commercialization or is in Phase 3 trials. We cannot guarantee that any of our drug candidates will be successfully tested, approved by the U.S. Food and Drug Administration (FDA), the European Medicines Agency (EMA), Swissmedic, Swiss Agency for Therapeutic Products, or any other regulatory agency or marketed and commercialized at any time in the foreseeable future or at all. If approval is obtained for a drug candidate, we cannot assure you that we will be able to generate or sustain revenue from any sales due to factors such as whether the product is manufactured at a competitive cost or accepted in the market, as well as general and industry-specific local and international economic pressures. Should we progress a program for a rare disease indication with the potential for orphan drug designation, the size of the patient population for even an approved product is limited.

Our business could be adversely affected by health pandemics and geopolitical risks

Our business could be adversely affected by health epidemics and geopolitical risks in regions where we or our partners have concentrations of clinical trial sites or other business operations and could cause significant disruption in the operations of third-party manufacturers and CROs upon whom we or our partners rely. Health pandemics may pose the risk that we, employees, contractors, collaborators and our partners may be prevented from conducting certain pre-clinical tests, clinical trials or other business activities for an indefinite period of time, including due to travel restrictions, quarantines, “stay-at-home” and “shelter-in-place” orders or shutdowns that have been or may in the future be requested or mandated by governmental authorities. For example, the COVID-19 pandemic impacted and could in the future impact our business and clinical trials led us or by partners, including as a result of delays or difficulties in clinical site initiation, difficulties in recruiting and retaining clinical site investigators and clinical site staff and interruption of our clinical supply chain or key clinical trial activities, such as clinical trial site monitoring, and supply chain interruptions caused by restrictions for the supply of materials for drug candidates or other materials necessary to manufacture product to conduct clinical and preclinical tests. Macroeconomic and geopolitical risks such as interest rates, inflation, political conditions, changes in trade policies (including tariffs) and the Russia-Ukraine war or conflicts in the Middle East may create global security concerns including the possibility of an expanded regional or global conflict and potential ramifications such as disruption of the supply chain including research and development activities being conducted by us and our strategic partners. Delays in research and development activities of us and our partners could increase associated costs and, depending upon the duration of any delays, require us and our partners to find alternative suppliers at additional expense. In addition, Russia-Ukraine war has had significant ramifications on global financial markets, which may adversely impact our ability to raise capital on favorable terms or at all.

If we were deemed to be an investment company under the Investment Company Act of 1940, as amended, or the 1940 Act, including as a result of our interest in Neurosterix, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (1) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, or (2) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.

We believe that we are engaged in the business of developing and commercializing pharmaceutical drugs and not in the business of investing, reinvesting or trading in securities and we do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Moreover, we and Neurosterix intend to conduct our operations so that we will not be deemed an investment company. Because, we have a designated board seat held by our Chairman of the Board, protective provisions and rights to participate in the Board of Neurosterix, we believe that our interest in Neurosterix is not an “investment security” as that term is used in the 1940 Act. However, if Neurosterix itself becomes an investment company or we were to cease to have a seat at Neurosterix board, our interest in the Neurosterix could be deemed an “investment security” for purposes of the 1940 Act. If it were established that we were an unregistered investment company, we could be subject to monetary penalties and injunctive relief in an action brought by the SEC, we could be unable to enforce contracts with third parties and third parties could seek to obtain rescission of transactions undertaken during the period it was established that we were an unregistered investment company. If we were required to register as an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

Our dependence on Indivior or any future partner to develop and commercialize drug candidates expose us to significant risks.

Our collaborations with Indivior or any future partner, may not be scientifically, clinically or commercially successful. We are dependent upon Indivior, and may be dependent upon any other partners with which we may collaborate in the future, to perform and fund development activities, including clinical testing, regulatory filings and the manufacture and marketing of products. Under our collaboration and license agreements with Indivior, our partners have sole responsibility for the financing and development of selected compounds through preclinical and clinical trials, as well as registration procedures and commercialization, if any, in the United States, Japan, United Kingdom, Germany, France, Spain and Italy. Our partners have authority over all aspects of the development of selected compounds and may develop or commercialize third-party compounds with a different mechanism of action for identical use. Our role on the joint development committees formed under the collaboration and license agreements is advisory and we do not have authority to determine or veto actions. Our partners may take independent action concerning product development, marketing strategies, manufacturing and supply issues and rights relating to intellectual property.

The success of our GABAB PAM program for the treatment of CNS and related diseases currently depends entirely upon the efforts of Indivior. Indivior has significant discretion in determining the efforts and resources it applies to the development and, if approval is obtained, commercialization and marketing of GABAB PAM programs. Indivior may not be effective in obtaining approvals in their respective fields of use, marketing any approved products or arranging for any necessary sublicense, supply, manufacturing or distribution relationships, or our partners may change their strategic focus or pursue alternative technologies in a manner that results in reduced or delayed revenue to us. Our partners have a variety of marketed products and their own corporate objectives may not be consistent with our best interests. Changes of this nature might also occur if our partners are acquired or experience changes in management. In any future disagreement with us, our partners will have significantly greater financial and managerial resources on which to draw. Any disagreement could lead to lengthy and expensive litigation or other dispute resolution proceedings as well as extensive financial and operational consequences to us and have a material adverse effect on our business, financial conditions, results of operations and prospects.

Our Partner Janssen terminated the development of our drug candidate in epilepsy and returned to us this drug candidate

On July 22, 2024, we announced that our Partner Janssen terminated the development of drug candidate ADX71149, because the Phase 2 study did not achieve statistical significance for the primary endpoint. On April 17, 2025, we announced that our partner Janssen terminated our partnership agreement and returned to us the program including all related intellectual property to the Group. We are currently evaluating the future development of ADX71149.

Our failure to collaborate successfully with partners may delay, impair or prevent the development or commercialization of our drug candidates.

Our business strategy requires us to enter into various forms of collaboration arrangements with other companies, licensors or licensees to research, develop and commercialize our drug candidates. We cannot assure you that we will be able to maintain our existing collaboration with Indivior, negotiate collaboration arrangements in the future on acceptable terms with first choice partners, if at all, or that any such collaboration arrangements will be successful. To the extent that we are not able to maintain or establish such arrangements, we would be forced to seek alternatives, including undertaking drug development and commercialization activities on our own, which would increase our capital requirements and could require us to limit the scope of some or all of our other research and development activities. Under a collaboration agreement, we are likely to have limited influence over the future development or commercialization of the relevant drug candidates. Such development or commercialization may depend significantly on the efforts and activities of the collaborator. Under the terms of an agreement, a collaborator may have significant discretion in determining the efforts and resources it dedicates to the collaboration, which may change over time depending on the collaborator’s overall strategic priorities. The suspension or termination of our collaboration arrangements, the failure of our collaboration arrangements to be successful or the delay in the development or commercialization of drug candidates pursuant to collaborations could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Even if Phase 3 clinical trials are initiated in any drug product candidate and they are completed, there can be no assurance that we will receive approval from the FDA, the EMA, Swissmedic, Swiss Agency for Therapeutic Products, or any other relevant government agencies. Any approval may be delayed or may be obtained on restrictive terms. This may occur if a drug candidate does not show acceptable safety and efficacy in preclinical studies and clinical trials or otherwise does not meet applicable regulatory standards for approval or the drug candidate does not prove as effective as, or does not offer therapeutic or other improvements over, existing or future drugs used to treat the same or similar illness or conditions. Failure by us or a partner to obtain approval for drug candidates could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our success depends in part on our ability to obtain patent protection for our drug candidates and processes, preserve our trade secrets and other proprietary rights and to defend and enforce our rights against infringement in Europe, the United States and other countries. If we are unable to do so, our drugs, technologies and know-how may not provide us with a competitive advantage. The validity and breadth of claims in patent applications involve complex legal and factual questions and, therefore, involve uncertainty. We owned 9 U.S. and 130 foreign patents and a number of pending patent applications that cover various aspects of our technologies at the issuance date of this annual report on Form 20-F. No assurance can be given that patents based on pending patent applications or any future patent applications will be issued. We may need to refine or narrow our claims. Due to their broad scope, some of our generic compound claims may not be patentable. Other of our patent applications may not be granted if third parties have earlier filed applications for inventions covered by our pending patent applications. The scope of any patent protection we are able to obtain may not provide us with sufficient protection against competing drugs or provide competitive advantages to us. Any of the patents that have been or may be issued to us may be held invalid or unenforceable if subsequently challenged by competitors or other third parties. Furthermore, there can be no assurance that others have not developed or will not develop similar drugs, duplicate any of our drugs or design around any patents that have been or may be issued to us. Any of our granted, valid and enforceable patents will provide protection for only a limited period of time. We cannot assure that we will obtain any extensions of patent protection that are sometimes offered if certain clinical development extension application deadlines are met or that we will be successful in seeking any method of use patent. If a method of use patent is granted but product patents are not granted or expire, third parties would be able to develop products using the method in indications not covered by the method of use patent.

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

Individual states in the United States have become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and marketing cost disclosure and transparency measures, and designed to encourage importation from other countries and bulk purchasing. Legally-mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals in the United States are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce ultimate demand for our products or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects. In addition, given recent federal and state government initiatives directed at lowering the total cost of healthcare, Congress and state legislatures will likely continue to focus on healthcare reform, the cost of prescription drugs and biologics and the reform of the Medicare and Medicaid programs. While we cannot predict the full outcome of any such legislation, it may result in decreased reimbursement for drugs and biologics, which may further exacerbate industry-wide pressure to reduce prescription drug prices. This could harm our ability to generate revenue. At the federal level, on August 16, 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law, which, among other things (i) directs the U.S. Department of Health and Human Services, or HHS to negotiate the price of certain high-expenditure, single-source drugs that have been on the market for at least 7 years covered under Medicare, or the Medicare Drug Price Negotiation Program, and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions take effect progressively starting in fiscal year 2023.

On August 15, 2024, HHS announced the agreed-upon prices of the first ten drugs that were subject to price negotiations, although the Medicare Drug Price Negotiation program is currently subject to legal challenges. On January 17, 2025, HHS selected fifteen additional products covered under Part D for price negotiation in 2025.

Each year thereafter more Part B and Part D products will become subject to the Medicare Drug Price Negotiation Program. Further, on December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework. We expect that additional state and federal healthcare reform measures may be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare therapies. Additionally, such legislation, or similar regulatory changes, could put competitive pressure on our ability to profitably price our products, which, in turn, could adversely affect our business, results of operations, financial condition and prospects. It is also possible that other legislative proposals having similar effects will be adopted.

Further, we cannot predict the likelihood, nature, or extent of healthcare reform initiatives that may arise from future legislation or administrative action, particularly given the recent change in administration. The current Trump administration is pursuing policies to reduce regulations and expenditures across government including at HHS, the FDA, CMS and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. These actions may include, for example, directives to reduce agency workforce, rescinding a Biden administration executive order tasking the Center for Medicare and Medicaid Innovation to consider new payment and healthcare models to limit drug spending and eliminating the Biden administration’s executive order that directed HHS to establishing an AI task force and developing a strategic plan, and directing certain federal agencies to enforce existing law regarding hospital and price plan transparency and by standardizing prices across hospitals and health plans. Additionally, in its June 2024 decision in Loper Bright Enterprises v. Raimondo, the U.S. Supreme Court overturned the longstanding Chevron doctrine, under which courts were required to give deference to regulatory agencies’ reasonable interpretations of ambiguous federal statutes. The Loper Bright decision could result in additional legal challenges to current regulations and guidance issued by federal agencies applicable to our operations, including those issued by the FDA. Congress may introduce and ultimately pass health care related legislation that could impact the drug approval process and make changes to the Medicare Drug Price Negotiation Program created under the IRA. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our drug candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.

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

Our or a partner’s ability successfully to commercialize our drug candidates and to attract strategic partners for our drug candidates or future drugs will depend in part on price levels and on the extent to which reimbursement for the costs of treatment with these drug candidates will be available from government health administration authorities, private health insurers and other third-party payors, as well as government health care programs. There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, for example, principal decisions about reimbursement for new products are typically made by CMS and private third-party payors often follow CMS’s decisions regarding coverage and reimbursement to a substantial degree. However, one third-party payor’s determination to provide coverage for a product candidate does not assure that other payors will also provide coverage for the drug candidate. Further, no uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor. Further, coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained, less favorable coverage policies and reimbursement rates may be implemented in the future. Governments and other third-party payors are increasingly attempting to contain health care costs, in part by challenging the price of medical drugs and services or by restricting the eligibility for reimbursement. Health care cost pressure could lead to pricing pressure which could adversely affect pricing of GABAB PAM and our other potential drugs. Seeking third-party reimbursement is a time-consuming and costly process, which will require us and our partners to provide scientific and clinical support for the use of each of our drug candidates to each third-party payor separately. Significant uncertainty exists as to the payment status of newly approved medical drugs. The unavailability or inadequacy of third-party reimbursement, or legislation controlling treatments or prices, could have an adverse effect on the price level and consequently the market acceptance of our drug candidates and may have a material adverse effect on our results or operations, financial condition and prospects.

We are subject to U.S. and foreign anti-corruption laws and regulations, export and import controls, sanctions and embargoes. We could face liability and other serious consequences for violations which can harm our business.

We are subject to anti-corruption laws and regulations, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act and other state and national anti-bribery laws in the countries in which we may conduct activities in the future. Anti-corruption laws are interpreted broadly and generally prohibit companies and their employees, agents, contractors and other third-party collaborators from offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly through third parties, to any person in the public or private sector to obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. We may engage third parties to sell our products or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals outside the United States. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors, and other partners, even if we do not explicitly authorize or have actual knowledge of such activities. Any violation of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.

We are also subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. Compliance with applicable regulatory requirements regarding the export of our products may create delays in the introduction of our products in international markets or, in some cases, prevent the export of our products to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit the provision of certain products and services to countries, governments and persons targeted by U.S. sanctions.

There is no certainty that all of our employees, agents, suppliers, manufacturers, contractors or collaborators, or those of our affiliates, will comply with all applicable anti-corruption, export and import control, and sanctions laws and regulations. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers, or our employees, the closing down of facilities, including those of our suppliers and manufacturers, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries as well as difficulties in manufacturing or continuing to develop our products, and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results and financial condition.

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

For the year ended December 31, 2024, approximately 29% and 23% of our costs and revenue, respectively, were denominated in currencies other than the Swiss franc. This proportion may significantly increase as we expand our operations. As a result, our business is affected by fluctuations in foreign exchange rates between the Swiss franc and other currencies. A significant amount of our costs is denominated in currencies other than Swiss francs, particularly U.S. dollars, Euros and British pounds, as we source supplies, research and development, consulting and other services in several countries other than Switzerland. Our revenue is mostly denominated in Swiss Francs for the twelve-month period ending December 31, 2024. Nevertheless, we expect to receive significant amounts from currencies other than Swiss francs in the medium and long term due to agreements with milestones payable in U.S dollars. Under our agreement with Indivior, all milestones payments and royalties payable by Indivior to us are denominated in U.S dollars. Since our reporting currency is the Swiss franc, we convert financial line items into Swiss francs at the applicable foreign exchange rates. We expect that a significant part of our costs will continue to be denominated in U.S. dollars, Euros or British pounds. We expect as well that a significant part of our revenue, including milestone payments and royalties, will be denominated in U.S. dollars in the medium and long term due to the agreement currently on force with Indivior. Unfavorable fluctuations in the value of the Swiss franc compared to these other currencies could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our ADSs are currently listed on Nasdaq under the symbol “ADXN.” The listing standards of Nasdaq provide that a company, in order to qualify for continued listing, must maintain a minimum bid price of USD 1.00 and satisfy standards relative to minimum shareholders’ equity, minimum market value of publicly held shares and various additional requirements. On May 18, 2023, we received a letter from the staff of Nasdaq notifying us that, for the previous 30 consecutive business days, the bid price for our ADSs had closed below the minimum USD 1.00 bid price requirement for continued listing on Nasdaq under Nasdaq Listing Rule 5550(a)(2). In order to regain compliance, the closing bid price of our ADSs have to meet or exceed USD1.00 per ADS for at least ten consecutive business days during the 180-calendar day grace period. In order to regain compliance, we effected the ADS Ratio Change, which went effective on October 23, 2023. On November 8, 2023, we announced that we had received a written notification from the staff of Nasdaq notifying us that we had regained compliance with the continued listing rule relating to the minimum bid price requirement of USD 1.00 per ADS. In the future, we may be subject to further written notifications from Nasdaq related to non-compliance with its continued listing rules. The ADS Ratio Change had the same effect as a one for twenty reverse ADS split. It cannot be assured that the ADS Ratio Change will result in any sustained proportionate increase in the market price of our ADSs, which is dependent upon many factors, including the business and financial performance of the company, general market conditions, and prospects for future success, which are unrelated to the number of our ADSs outstanding. It is not uncommon for the market price of a company’s ordinary shares to decline in the period following a reverse stock split.

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

The value of our ADSs may be driven by the release of preclinical and clinical studies led by Neurosterix Group

On April 2, 2024, we sold a part of our business to Neurosterix and we received gross proceeds of CHF 5.0 million and a 20% equity interest in Neurosterix, an investment accounted for using the equity method. The value of this equity method investment on our balance sheet and the value of our ADSs may be driven by the success of failures or the preclinical and clinical studies led by Neurosterix.

We expect to continue to incur significant costs as a result of operating as a company with securities listed in the United States in addition to Switzerland, and our senior management is required to devote substantial time to new compliance initiatives and corporate governance practices.

As a company with securities listed in the United States in addition to Switzerland, and particularly after we no longer qualify as an emerging growth company on December 31, 2025, we expect to continue to incur significant legal, accounting, and other expenses. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel will need to continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we are required to furnish a report by our senior management on our internal control over financial reporting with our Annual Report to be filed with the SEC. However, for so long as we remain an emerging growth company until December 31, 2025, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To ensure compliance with Section 404, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. We anticipate that the process to document and evaluate our internal control over financial reporting will be both costly and challenging.

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

Future sales of a substantial number of ADSs representing our shares or our shares, or the perception that such sales will occur, could cause a decline in the market price of ADSs representing our shares and our shares. As of December 31, 2024, we had 128,292,969 outstanding shares, including 56,061,527 treasury shares indirectly held through our wholly-owned subsidiary Addex Pharma SA. Of these 128,292,969 outstanding shares, 23,190,000 are in the form of 193,250 ADSs. All of our outstanding shares and ADSs representing our shares are freely tradeable on SIX and Nasdaq respectively. In addition, other than shares held by our affiliates, all such shares are able to be deposited with the depositary in exchange for ADSs representing such shares at the ratio referred to on the cover page of this Annual Report on Form 20-F, which ADSs will be freely tradeable. If holders sell substantial amounts of ADSs or shares in the respective public markets therefor, or if the market perceives that such sales may occur, the market price of ADSs representing our shares and our shares and our ability to raise capital through an issue of equity securities in the future could be, adversely affected. In addition, we may from time to time sell shares to the public, including pursuant to our sale agency agreement with Kepler Cheuvreux.

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

Pursuant to our existing equity incentive plan, employee stock option plan, or ESOP, and warrants may be exercisable at prices below the market price of our shares at the time of exercise. To the extent that these instruments are exercised in the future, holders of our registered shares will be diluted. As of December 31, 2024, there were 69,683,409 shares reserved for issuance pursuant to subscription rights outstanding under our existing equity incentive plan, including primarily 61,676,618 warrants and 8,006,791 shares reserved for the ESOP.

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

We are organized under the law of Switzerland. The rights of holders of shares are governed by the laws of Switzerland and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See Exhibit 2.4 “Description of Securities”, which is incorporated by reference herein for a description of the principal differences between the provisions of Swiss law applicable to us and, the United States law applicable to shareholders.

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

For an overview of our corporate governance principles, including those which comply with certain of the requirements above, see Exhibit 2.4 “Description of Securities”.

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

We are an “emerging growth company” as defined in the JOBS Act until December 31, 2025. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404, and, to the extent that we no longer qualify as a foreign private issuer, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation including golden parachute compensation. We may take advantage of these exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the last day of the fiscal year ended December 31, 2025. As a result of our loss of emerging growth company status on December 31, 2025, it is possible that investors have found or will continue to find our ADSs less attractive in light of the fact that we have relied on certain of these exemptions.

If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the price of our ADSs may be more volatile. We also expect that the loss of our emerging growth company status and compliance with these additional requirements will substantially increase our legal and financial compliance costs. In addition, any failure to comply with these additional requirements in a timely manner, or at all, could have an adverse effect on our business and results of operations and could cause a decline in the price of our ADSs.

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

Management has been required to assess the effectiveness of our internal controls annually beginning with our Annual Report filed in 2021. Our management has concluded that our internal control over financial reporting was not effective as of December 31, 2024 due to two material weaknesses identified during the preparation of our consolidated financial statements that were not initially fully compliant with IFRS Accounting Standards as described in item 15 “Disclosure controls and procedures”. Nevertheless, management believes that the consolidated financial statements and related financial information included in this Annual Report on Form 20-F fairly present in all material respects our financial condition, results of operations and cash flows as in conformity with IFRS Accounting Standards. As long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements requiring us to incur the expense of remediation and could also result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

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

Based on the nature and composition of our income, assets and activities for our taxable year ended December 31, 2024, we believe that we were classified as a PFIC for our taxable year ended December 31, 2024 and may be a PFIC in future taxable years. U.S. Holders should consult with their tax advisors regarding the implications of owning stock in a PFIC. However, because our PFIC status is subject to a number of uncertainties and the applicable law is subject to varying interpretations, neither we nor our tax advisors can provide any assurances with respect to our PFIC status for any prior, the current, or any future taxable year. Moreover, because the calculation of the value of our assets may be based in part on the value of our shares or ADSs, the value of which may fluctuate considerably, our PFIC status may change from year to year and is difficult to predict. A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change from year to year and we have not yet made any determination as to our expected PFIC status for the current year. In addition, our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2024, our current or any other past or future taxable year. We intend to annually provide U.S. Holders (as defined below under the section titled “Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders” under Item 10.E.), upon request, a “PFIC Annual Information Statement”, with the information required to allow U.S. Holders to make a “qualified electing fund” election, or “QEF Election” for United States federal income tax purposes.

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

Our legal and commercial name is Addex Therapeutics Ltd. We are a Swiss limited company organized under the laws of Switzerland. We were founded in 2002 with an indefinite duration. We are currently registered in Geneva, Switzerland. Our principal executive offices are located at Chemin des Mines 9, CH-1202 Geneva, Switzerland. Our telephone number is +41 884 1555. Investors should contact us for any inquiries through the address and telephone number of our principal executive office, or via our U.S. address at 1968 S Coast Hwy #1915, Laguna Beach, CA 92651. We maintain a website at www.addextherapeutics.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our website is not a part of this Annual Report on Form 20-F. The SEC maintains an Internet site that contains reports and other information that we file electronically with the SEC at www.sec.gov.

Our actual capital expenditures for the years ended December 31, 2024, 2023, and 2022 were close to nil. These capital expenditures primarily related to investments in computers and software.

B.	Business Overview

Overview

We are a clinical-stage pharmaceutical company focused on the development of a portfolio of novel orally available small molecule drug candidates. Our business comprises of a pipeline of proprietary clinical and preclinical stage drug candidates that are being developed by our partners and internally. We or our partners are developing these clinical and preclinical stage proprietary drug candidates for diseases for which there are no approved therapies or where improved therapies are needed including post-stroke sensorimotor recovery, traumatic brain injury, or TBI, recovery, substance use disorder, or, SUD, and cough. We also hold a 20% equity interest in a spin out company, Neurosterix US Holdings LLC, a private company developing a portfolio of preclinical stage proprietary drug candidates for schizophrenia, mood disorders and cognition.

Our lead development compound is dipraglurant, a metabotropic glutamate receptor subtype 5 negative allosteric modulator, or mGlu5 NAM, currently under evaluation for future development in post-stroke/TBI recovery. On April 30, 2025, we announced entering into an option and collaboration agreement with Sinntaxis AB for an exclusive license to intellectual property covering the use of mGlu5 inhibitors for the treatment of brain injury recovery. The agreement also includes a research collaboration under which the Sinntaxis team will complete evaluation of dipraglurant for the treatment of brain injury recovery.

Our second development compound, ADX71149 is a novel orally active metabotropic glutamate receptor subtype 2 positive allosteric modulator, or mGlu2 PAM. On July 22, 2024, we announced that our Partner Janssen terminated the development of drug candidate ADX71149, because the Phase 2 study did not achieve statistical significance for the primary endpoint. On April 17, 2025, we announced that our partner Janssen terminated our partnership agreement and returned to us the program including all related intellectual property to the Group. We are currently evaluating the future development of ADX71149.

Our third development compound is GABAB PAM for chronic cough. In 2024, we completed a funded research program to discover novel gamma-aminobutyric acid subtype-b positive allosteric modulators, or GABAB PAMs, for Indivior PLC, or Indivior. Under the terms of the agreement with Indivior, we had the right to select GABAB PAM drug candidates for a number of reserved indications, including chronic cough. This target is clinically validated with baclofen, an orthosteric agonist of GABAB, used off label to treat chronic cough patients. However, baclofen’s use is limited by serious side-effects, short half-life and gradual loss of efficacy during chronic treatment. By more precisely targeting the GABAB receptor with a PAM we aim to have a best-in-class treatment with improved tolerability suitable for the chronic nature of this disease. This indication has a significant unmet medical need and represents a significant commercial opportunity. On August 27, 2024, Indivior selected a compound for future development in substance use disorder and undertakes all future development of their selected compound. Under the terms of the agreement, we have also exercised our right to select a compound to advance our own independent GABAB PAM program for the treatment of chronic cough. We are currently completing the preclinical evaluation of our selected compound.

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

The Neurosterix Transaction

On April 2, 2024, we divested our allosteric modulator discovery platform and a portfolio of pre-clinical programs to a new Swiss company, Neurosterix Pharma Sàrl (equivalent to an LLC), focused on the discovery and development of novel orally available allosteric modulator drug candidates, including M4PAM for schizophrenia, mGlu7NAM for stress related disorders and mGlu2NAM for mild neurocognitive disorders. In connection with the Transaction, we received gross proceeds of CHF 5.0 million and a 20% equity interest in Neurosterix US Holdings LLC, the parent company of Neurosterix Pharma Sàrl. Neurosterix US Holdings LLC received USD 65.0 million (USD 62.5 million in April 2024 and USD 2.5 million in June 2024) in funding commitments from a syndicate of investors led by Perceptive Advisors.

The divestment of our discovery platform and early-stage programs included the transfer of the associated research and development staff, with a service agreement to allow key members of staff to support us in achieving our business strategy at zero cost for us. As of the date of the Transaction, all employees of the Group, other than our Head of Finance, became employees of Neurosterix Pharma Sàrl. Pursuant to the service agreement, certain former employees, including our Chief Executive Officer, dedicate a portion of their time to the Group.

Development Portfolio

Using our drug development expertise, we have established a portfolio of clinical and preclinical programs, internally and with partners.

Partnered program

GABAB PAM for the treatment of substance use disorder. Our partner, Indivior, has licensed worldwide rights to our GABAB PAM program and is responsible for all development, manufacture and commercialization of any selected GABAB PAM drug candidates. Under the agreement, we were responsible for executing a research program funded by Indivior to discover novel drug candidates. Following the completion of the funded research program, Indivior selected a compound for future development in substance use disorders on August 27, 2024. On May 12, 2025, we announced that our Partner Indivior has successfully completed the IND enabling studies. We believe that substance use disorder is an indication with a significant commercial opportunity. Existing therapies often do not provide effective control of symptoms or have side effects that discourage adherence. Subject to regulatory approval, we believe that GABAB PAM may offer an innovative and differentiated treatment approach from existing therapies and provide significant benefit to patients.

Internally Developed Drug Candidates

Dipraglurant for post-stroke/TBI recovery. There is currently a large unmet need in post-stroke sensorimotor recovery as there are no drugs to support or enhance sensorimotor recovery, and current therapies rely on retraining and physiotherapy, with rehabilitation taking 6 months or more. Functional recovery by stimulating network connectivity in the brain has been demonstrated with dipraglurant which significantly restored functional control in animal studies. On April 30, 2025, we announced entering into an option and collaboration agreement with Sinntaxis AB for an exclusive license to intellectual property covering the use of mGlu5 inhibitors for the treatment of brain injury recovery. The agreement also includes a research collaboration under which the Sinntaxis team will complete evaluation of dipraglurant for the treatment of brain injury recovery. We are conducting further in vivo testing in stroke models, and subject to funding or securing a development partner, we plan to commence a Phase 2a clinical study.

ADX71149, mGlu2 PAM, indication under evaluation. Our drug candidate, ADX71149 is a novel orally active metabotropic glutamate receptor subtype 2 positive allosteric modulator, or mGlu2 PAM. On July 22, 2024, we announced that our Partner Janssen terminated the development of drug candidate ADX71149, because the Phase 2 study did not achieve statistical significance for the primary endpoint. On April 17, 2025, we announced that our partner Janssen terminated our partnership agreement and returned to us the program including all related intellectual property to the Group. We are currently evaluating the future development of ADX71149.

Internal Research Program

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

Spin out company – Neurosterix LLC

On April 2, 2024, we divested a part of our business to the spin out company Neurosterix. We received a cash consideration of CHF 5.0 million and a 20% equity interest in Neurosterix LLC, parent company of Neurosterix Group. The lead program is M4 PAM for Schizophrenia, currently completing IND enabling studies.

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

Our lead development compound, dipraglurant, an mGlu5 NAM, is being evaluated for development for post-stroke/TBI sensorimotor recovery and subject to funding or securing a development partner, we plan to commence a Phase 2a clinical study.

Our second development compound, ADX71149 is a novel orally active metabotropic glutamate receptor subtype 2 positive allosteric modulator, or mGlu2 PAM. On April 17, 2025, we announced that our partner Janssen terminated our partnership agreement and returned to us the program including all related intellectual property to the Group. We are currently evaluating the future development of ADX71149.

Our third development compound is a GABAB Program which has been licensed to Indivior. We have completed a research program funded by Indivior to discover novel GABAB PAM drug candidate and under the terms of the agreement, on August 27, 2024, Indivior selected a drug candidate for the substance use disorder indication whilst we select a drug candidate for our independent chronic cough program. On May 12, 2025, we announced that our partner Indivior has successfully completed the IND enabling studies of their drug candidate for the substance use disorders. Subject to securing funding or a development partner, we plan to initiate IND enabling studies of the drug candidate for the chronic cough indication.

Our Strategy

Since our inception through December 31, 2024, we have raised an aggregate of CHF 355.4 million in equity financing and generated an aggregate of CHF 66.8 million in revenue, which we have used to discover and develop our pipeline of drug candidates. We have also raised gross proceeds of CHF 5.0 million and acquired a 20% equity interest in Neurosterix US Holdings LLC as part of the Neurosterix Transaction executed on April 2, 2024. The key elements of our strategy include the following:

●	Continue to evaluate dipraglurant for post-stroke/TBI recovery. We are currently validating dipraglurant’s use in animal models of post-stroke recovery. We have drug product ready and subject to securing funding or a development partner, plan to initiate clinical studies;
●	Evaluate new indications for ADX71149. We are currently evaluating a number of potential indications for ADX71149. We have drug product ready and subject to securing funding or collaborative arrangements, plan to initiate clinical studies;
●	Continue to advance our GABAB PAM program. We completed a funded research program to discover novel GABAB PAM drug candidate for Indivior. As part of the research agreement, Indivior and us selected a drug compound for future development in substance use disorders and chronic cough, respectively. Our partner, Indivior, has successfully completed IND enabling studies for their drug candidate for the substance use disorders. Subject to securing funding or a development partner, we plan to initiate IND enabling studies of the drug candidate which we selected for our independent chronic cough program;
●	Continue to pursue collaborative arrangements with pharmaceutical companies. We are seeking collaborative arrangements with third parties to advance the development and commercialization of our drug candidates.

Externally Developed Out-licensed Product Candidate

GABAB PAM for the treatment of substance use disorders, including alcohol use disorder

Our partner, Indivior, has licensed worldwide rights to our GABAB PAM program and is responsible for all development, manufacture and commercialization of any selected GABAB PAM drug candidates. Under the agreement, we completed a research program funded by Indivior to discover novel drug candidates. As part of this agreement, Indivior selected a drug candidate related to the substance use disorders indication including alcohol use disorder. We believe that substance use disorder is an indication with a significant commercial opportunity. Existing therapies often do not provide effective control of symptoms or have side effects that discourage adherence. Subject to regulatory approval, we believe that GABAB PAM may offer an innovative and differentiated treatment approach from existing therapies and may provide benefit to patients.

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

Indivior has completed IND enabling studies of their drug candidate for the substance use disorders and we expect them to file a regulatory application to start clinical studies.

Our Internally Developed Product Candidates

ADX71149 – mGlu2 PAM

Our drug candidate, ADX71149 is a novel orally active metabotropic glutamate receptor subtype 2 positive allosteric modulator, or mGlu2 PAM. On April 17, 2025, we announced that our partner Janssen terminated our partnership agreement and returned to us the program including all related intellectual property to the Group. We are currently evaluating the future development of ADX71149.

Dipraglurant

Dipraglurant is a selective, orally active small molecule drug product which acts as an mGlu5 NAM. We discovered dipraglurant and hold composition of matter and polymorph patents granted in the United States, Europe and Japan. Dipraglurant is selective for mGlu5 and does not have significant activity or binding affinity to other mGlu or other CNS receptors, such as serotonin, GABA or dopamine receptors. There are currently no drugs of this class on the market. On April 30, 2025, we announced entering into an option and collaboration agreement with Sinntaxis AB for an exclusive license to intellectual property covering the use of mGlu5 inhibitors for the treatment of brain injury recovery. The agreement also includes a research collaboration under which the Sinntaxis team will complete evaluation of dipraglurant for the treatment of brain injury recovery. We are conducting further in vivo testing in stroke models, and subject to funding or securing a development partner, we plan to commence a Phase 2a clinical study.

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

We are developing multiple chemical series of GABAB PAMs and have selected a drug candidate for development in refractory chronic cough. Subject to securing funding or a development partner, we expect to initiate IND enabling studies.

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

Under terms of the agreement, we have granted Indivior an exclusive license to use relevant patents and know-how in relation to the development and commercialization of drug candidates selected by Indivior. Subject to agreed conditions, Addex and Indivior jointly own all intellectual property rights that are jointly developed, and Addex or Indivior individually own all intellectual property rights that Addex or Indivior develop individually. Addex has retained the right to select compounds from the research program for further development in areas outside the interest of Indivior including chronic cough. Under certain conditions, but subject to certain consequences, Indivior may terminate the agreement.

In January 2018, under terms of the agreement, we received a non-refundable upfront fee of USD 5.0 million for the right to use the clinical candidate, ADX71441, including all materials and know-how related to this clinical candidate. On February 14, 2019, Indivior terminated the development of their selected compound, ADX71441.

Separately, Indivior funded research at Addex, based on a research plan to mutually agreed between the parties, to discover novel GABAB PAM compounds. These future novel GABAB PAM compounds, if selected by Indivior, become licensed compounds. We agreed with Indivior to an initial research term and duration of two years with a funding of USD 4.0 million over the period for our R&D costs incurred, that can be extended by twelve-month increments. Following Indivior’s selection of one newly identified compound, Addex has the right to also select one additional newly identified compound. Addex was responsible for the funding of all development and commercialization costs of its selected compounds and Indivior has no rights to the Addex selected compounds. The initial two-year research term ran from May 2018 to April 2020. In 2019, Indivior agreed to additional research funding of USD 1.6 million, and on October 30, 2020 the research term was extended until June 30, 2021 and Indivior agreed to further additional research funding of USD 2.8 million. Effective May 1, 2021, the research term was extended until July 31, 2022 and Indivior agreed additional research funding of CHF 3.7 million, of which CHF 2.7 million has been paid to us and CHF 1.0 million paid directly by Indivior to third party suppliers that are supporting the funded research program. In August 2022, the research agreement was extended until March 31, 2023 with additional research funding of CHF 0.85 million. The reserved indications, where Addex retains exclusive rights to develop its own independent GABAB PAM program, were also expanded to include chronic cough. Effective November 1, 2022 the research term was extended until June 30, 2023 and Indivior agreed to additional research funding of CHF 0.95 million. Effective July 1, 2023, the research term was extended until June 30, 2024 and Indivior agreed to additional research funding of CHF 2.7 million including CHF 1.1 million received directly by us and CHF 1.6 million paid directly by Indivior to third party suppliers that are supporting the funded research program.

On August 27, 2024, Indivior selected a compound for future development in substance use disorders and now undertake all future development of their selected compound. Under the terms of the agreement, we have also exercised our right to select a compound to advance our own independent GABAB PAM program for the treatment of chronic cough. Under the license agreement, we are as well eligible for payments on successful achievement of pre-specified clinical, regulatory and commercial milestones totaling USD 330 million. In addition, we are eligible for tiered royalties from high single digits to low double digits on net sales of applicable products on a country-by country-basis. The term of the royalty for each licensed product in any particular country commences on such product’s launch and ends on the latest of ten -year anniversary of launch, expiration of certain applicable patent rights, and expiration of certain applicable marketing or data exclusivity periods.

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

Intellectual Property

Patents and Proprietary Rights

At the issuance date of this annual report on Form 20-F, we owned 9 U.S. and 130 foreign patents and a number of pending patent applications that cover several classes of compounds which are potentially useful as modulators of mGlu5, mGlu2 PAM and GABAB. More specifically, our patents and patent applications cover compounds, pharmaceutical compositions, polymorphs and uses of compounds for medical treatment.

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

We have two patent families covering dipraglurant as a composition of matter and its polymorphs which are useful as mGlu5 NAMs: 74 patents have been granted to us, including 4 in the United States and 70 in other international jurisdictions (Austria, Belgium, Bulgaria, Croatia, Czech Republic, Denmark, Estonia, Finland, France, Germany, Great Britain, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Lithuania, Luxembourg, Macedonia, Netherlands, Norway, Poland, Portugal, Romania, Serbia, Slovakia, Slovenia, Spain, Sweden, Switzerland/Liechtenstein, Turkey, Australia, Brazil, Canada, China, Hong Kong, Indonesia, Israel, Japan, South Korea, Mexico, New Zealand, Philippines, Russia, Singapore, South Africa and Ukraine). We also have 3 patent applications pending.

We have one patent family covering compounds which are useful as GABAB PAMs, of which 7 patents have been granted, including 2 in the United States and 5 in other international jurisdictions (Austria, China, India, Israel and Japan).

We have 58 patents in two patent families covering compounds which are useful as mGlu2 PAMs, including ADX71149, which is explicitly exemplified and claimed as a compound and as a pharmaceutical composition, we have 3 patents in the United States and 55 in other international jurisdictions (Belgium, Bosnia & Herzegovina, Croatia, Cyprus, Czech Republic, France, Germany, Hungary, Italy, Lithuania, North Macedonia, Poland, Portugal, Romania, Serbia, Slovakia, Slovenia, Switzerland/Liechtenstein, Turkey, Ukraine, United Kingdom, Algeria, Armenia, Argentina, Azerbaijan, Australia, Belarus, Brazil, Canada, China, Chile, Hong Kong, Israel, India, Indonesia, Japan, Kazakhstan, Republic of Korea, Kyrgyzstan, Malaysia, Mexico, Moldova, New Zealand, Philippines, Russia, Singapore, South Africa, Tajikistan, Thailand, Vietnam, and Taiwan).

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

The process required by the FDA before a drug may be marketed in the United States generally involves:

●	completion of pre-clinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, regulations, including laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess potential safety and efficacy;
●	submission to the FDA of an Investigational New Drug, or IND, which must become effective before human clinical trials may begin;
●	approval by an independent institutional review board, or IRB, at each clinical site before each clinical trial may be initiated;

●	performance of adequate and well-controlled clinical trials in accordance with good clinical practice, or GCP, requirements to establish the safety and efficacy of the proposed drug for each indication;
●	submission to the FDA of an NDA;
●	satisfactory completion of an FDA advisory committee review, if applicable;
●	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP requirements, and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; satisfactory completion of an FDA inspection of selected clinical sites to assure compliance with GCPs and the integrity of the clinical data; payment of user fees; and
●	FDA review and approval of the NDA.

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

There have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, on August 16, 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how such challenges, and the healthcare reform measures of the second Trump administration will impact the ACA and our business.

Other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013, and due to subsequent legislative amendments to the statute, including the BBA, and the Infrastructure Investment and Jobs Act, will remain in effect through 2032 unless additional Congressional action is taken. Additionally, on March 11, 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, effective on January 1, 2024.

Additionally, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At the federal level, the IRA, among other things, (i) directs the U.S. Department of Health and Human Services, or HHS, to negotiate the price of certain high-expenditure, single-source drugs that have been on the market for at least 7 years covered under Medicare, and subjects drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” for such drugs and biologics under the law, or the Medicare Drug Price Negotiation Program, and (ii) imposes rebates with respect to certain drugs and biologics covered under Medicare Part B or Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions take effect progressively starting in fiscal year 2023. On August 15, 2024, HHS announced the agreed-upon prices of the first ten drugs that were subject to price negotiations, although the Medicare Drug Price Negotiation program is currently subject to legal challenges. On January 17, 2025, HHS selected fifteen additional products covered under Part D for price negotiation in 2025. Each year thereafter more Part B and Part D products will become subject to the Medicare Drug Price Negotiation Program. Further, on December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework. The current Trump administration is pursuing policies to reduce regulations and expenditures across government including at HHS, the FDA, CMS and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. These actions may include, for example, directives to reduce agency workforce, rescinding a Biden administration executive order tasking the Center for Medicare and Medicaid Innovation to consider new payment and healthcare models to limit drug spending and eliminating the Biden administration’s executive order that directed HHS to establishing an AI task force and developing a strategic plan, and directing certain federal agencies to enforce existing law regarding hospital and price plan transparency and by standardizing prices across hospitals and health plans. Additionally, in its June 2024 decision in Loper Bright Enterprises v. Raimondo, the U.S. Supreme Court overturned the longstanding Chevron doctrine, under which courts were required to give deference to regulatory agencies’ reasonable interpretations of ambiguous federal statutes. The Loper Bright decision could result in additional legal challenges to current regulations and guidance issued by federal agencies applicable to our operations, including those issued by the FDA. Congress may introduce and ultimately pass health care related legislation that could impact the drug approval process and make changes to the Medicare Drug Price Negotiation Program created under the IRA.

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

C. Organizational Structure

The following diagram illustrates our corporate structure at the issuance date of this Annual Report on Form 20-F including the indirect 20% minority equity interest into Neurosterix Pharma Sàrl held by Addex since April 2, 2024 following the sale to Neurosterix Pharma Sàrl of our allosteric modulator drug discovery technology platform and a portfolio of pre-clinical programs:

D. Property, Plants and Equipment.

Our registered office is located in 12, Chemin des Aulx, Plan-les-Ouates, Geneva, Switzerland. Under the service agreement, we are allowed to use at zero cost the administrative offices of Neurosterix Group located in Campus Biotech, Chemin des Mines 9, Geneva, Switzerland.

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

Overview

We are a clinical-stage pharmaceutical company focused on the development of a portfolio of novel orally available small molecule drug candidates. Our business comprises of a pipeline of proprietary clinical and preclinical stage drug candidates that are being developed by our partners and internally. We or our partners are developing these clinical and preclinical stage proprietary drug candidates for diseases for which there are no approved therapies or where improved therapies are needed including post-stroke sensorimotor recovery, traumatic brain injury, or TBI, recovery, substance use disorder, or, SUD, and chronic cough. We also hold a 20% equity interest in a spin out company, Neurosterix US Holdings LLC, a private company developing a portfolio of preclinical stage proprietary drug candidates for schizophrenia, mood disorders and cognition.

Our lead development compound is dipraglurant, a metabotropic glutamate receptor subtype 5 negative allosteric modulator, or mGlu5 NAM, currently under evaluation for future development in post-stroke/TBI recovery. On April 30, 2025, we announced entering into an option and collaboration agreement with Sinntaxis AB for an exclusive license to intellectual property covering the use of mGlu5 inhibitors for the treatment of brain injury recovery. The agreement also includes a research collaboration under which the Sinntaxis team will complete evaluation of dipraglurant for the treatment of brain injury recovery.

Our second development compound, ADX71149 is a novel orally active metabotropic glutamate receptor subtype 2 positive allosteric modulator, or mGlu2 PAM. On July 22, 2024, we announced that our Partner Janssen terminated the development of drug candidate ADX71149, because the Phase 2 study did not achieve statistical significance for the primary endpoint. On April 17, 2025, we announced that our partner Janssen terminated our partnership agreement and returned to us the program including all related intellectual property to the Group. We are currently evaluating the future development of ADX71149.

Our third development compound is GABAB PAM for chronic cough. In 2024, we completed a funded research program to discover novel gamma-aminobutyric acid subtype-b positive allosteric modulators, or GABAB PAMs, for Indivior PLC, or Indivior. Under the terms of the agreement with Indivior, we had the right to select GABAB PAM drug candidates for a number of reserved indications, including chronic cough. This target is clinically validated with baclofen, an orthosteric agonist of GABAB, used off label to treat chronic cough patients. However, baclofen’s use is limited by serious side-effects, short half-life and gradual loss of efficacy during chronic treatment. By more precisely targeting the GABAB receptor with a PAM we aim to have a best-in-class treatment with improved tolerability suitable for the chronic nature of this disease. This indication has a significant unmet medical need and represents a significant commercial opportunity. On August 27, 2024, Indivior selected a compound for future development in substance use disorder and undertakes all future development of their selected compound. Under the terms of the agreement, we have also exercised our right to select a compound to advance our own independent GABAB PAM program for the treatment of chronic cough. We are currently completing the preclinical evaluation of our selected compound.

We cannot forecast with any degree of certainty which proprietary products or indications, if any, will be subject to future collaborative arrangements, in whole or in part, and how such arrangements would affect our development plan or capital requirements. To date, we have secured grants and other funding from: The Michael J. Fox Foundation for Parkinson’s Research, or MJFF, for the development of dipraglurant for the treatment of PD-LID; the National Institute of Drug Abuse, or NIDA, to generate important data on the role of GABAB in substance use disorder and the Charcot- Marie - Tooth Association, or CMTA to evaluate the role of GABAB PAM compounds in preclinical models of CMT1A. As we advance our clinical and preclinical programs, we will continue to apply for subsidies, grants and government or agency sponsored studies that could offset or reduce our development costs.

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

We were founded in May 2002 and completed our initial public offering of shares on the SIX Swiss Exchange in May 2007. On January 29, 2020, we listed American Depositary Shares (ADSs) representing our shares on the Nasdaq Stock Market following the United States Securities and Exchange Commission (SEC) having declared our registration statements on Forms F-1 and F-6 effective. On October 6, 2023, we filed a post-effective amendment to the form F-6 in Addex Therapeutics in order to change our ADS ratio from one ADS to six shares to a new ratio of one ADS to one hundred and twenty shares. The ADS ratio change has been effective since October 23, 2023 and had the same effect as a one to twenty ADS reverse split. The ADS ratio change had no impact on the Company’s underlying shares and was intended to enable the Company to regain compliance with the Nasdaq minimum bid price requirement of ADSs. On November 8, 2023, the company announced that it had received a written notification from Nasdaq confirming that the compliance had been regained.

Our operations to date have included organizing and staffing our company, raising capital, out-licensing rights to our research stage programs including our mGlu2 PAM and GABAB PAM programs and conducting preclinical studies and clinical trials.

To date, we have generated CHF 66.8 million of revenue from the sale of license rights and conducting funded research activities for certain of our research programs. We have historically financed our operations mainly through the sale of equity. Through December 31, 2024, we had raised an aggregate of CHF 355.4 million of gross proceeds from the sale of equity.

We have incurred losses for a total amount of CHF 353 million since our inception. During the twelve-month period ended December 31, 2024 we incurred a net profit of CHF 7.1 million due to reduced operating losses and proceeds from the divestment of part of our business to Neurosterix on April 2, 2024. As part of this transaction we received a gross proceeds of CHF 5.0 million and a 20% equity interest in Neurosterix US Holdings LLC, parent company of Neurosterix Group. During the twelve-month period ended December 31, 2023 and 2022 we incurred net losses of CHF 10.6 million and CHF 20.8 million respectively. We expect to continue to incur significant expenses and operating losses in the medium to long term. We anticipate that our expenses will increase significantly in connection with our ongoing and future activities as we:

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

The Neurosterix Transaction

On April 2, 2024, we divested our allosteric modulator discovery platform and a portfolio of pre-clinical programs to a new Swiss company, Neurosterix Pharma Sàrl (equivalent to an LLC), focused on the discovery and development of novel orally available allosteric modulator drug candidates, including M4 PAM for schizophrenia, mGlu7NAM for stress related disorders and mGlu2NAM for mild neurocognitive disorders. In connection with the Transaction, we received gross proceeds of CHF 5.0 million and a 20% equity interest in Neurosterix US Holdings LLC, the parent company of Neurosterix Pharma Sàrl. Neurosterix US Holdings LLC received USD 63.0 million in funding commitments from a syndicate of investors led by Perceptive Advisors.

The divestment of our discovery platform and early-stage programs includes the transfer of the associated research and development staff, with a service agreement to allow key members of staff to support us in achieving our business strategy at zero cost for us. As of the date of the Transaction, all employees of the Group, other than our Head of Finance, became employees of Neurosterix Pharma Sàrl. Pursuant to the service agreement, certain former employees, including our Chief Executive Officer, dedicate a portion of their time to the Group.

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

Under terms of the agreement, we have granted Indivior an exclusive license to use relevant patents and know-how in relation to the development and commercialization of drug candidates selected by Indivior. Subject to agreed conditions, Addex and Indivior jointly own all intellectual property rights that are jointly developed, and Addex or Indivior individually own all intellectual property rights that Addex or Indivior develop individually. Addex has retained the right to select compounds from the research program for further development in areas outside the interest of Indivior including chronic cough. Under certain conditions, but subject to certain consequences, Indivior may terminate the agreement.

In January 2018, under terms of the agreement, we received a non-refundable upfront fee of USD 5.0 million for the right to use the clinical candidate, ADX71441, including all materials and know-how related to this clinical candidate. On February 14, 2019, Indivior terminated the development of their selected compound, ADX71441.

Separately, Indivior funded research at Addex, based on a research plan to mutually agreed between the parties, to discover novel GABAB PAM compounds. These future novel GABAB PAM compounds, if selected by Indivior, become licensed compounds. We agreed with Indivior to an initial research term and duration of two years with a funding of USD 4.0 million over the period for our R&D costs incurred, that can be extended by twelve-month increments. Following Indivior’s selection of one newly identified compound, Addex has the right to also select one additional newly identified compound. Addex was responsible for the funding of all development and commercialization costs of its selected compounds and Indivior has no rights to the Addex selected compounds. The initial two-year research term ran from May 2018 to April 2020. In 2019, Indivior agreed to additional research funding of USD 1.6 million and on October 30, 2020, the research term was extended until June 30, 2021 and Indivior agreed to further additional research funding of USD 2.8 million. Effective May 1, 2021, the research term was extended until July 31, 2022 and Indivior agreed additional research funding of CHF 3.7 million, of which CHF 2.7 million has been paid to us, and CHF 1.0 million paid directly by Indivior to third party suppliers that supported the funded research program. In August 2022, the research agreement was extended until March 31, 2023 with additional research funding of CHF 0.85 million. The reserved indications, where Addex retains exclusive rights to develop its own independent GABAB PAM program, were also expanded to include chronic cough. Effective November 1, 2022 the research term was extended until June 30, 2023 and Indivior agreed to additional research funding of CHF 0.95 million. Effective July 1, 2023, the research term was extended until June 30, 2024 and Indivior agreed to additional research funding of CHF 2.7 million including CHF 1.1 million received directly by us and CHF 1.6 million paid directly by Indivior to third party suppliers that are supporting the funded research program.

On August 27, 2024, Indivior selected a compound for future development in substance use disorders and now undertake all future development of their selected compound. Under the terms of the agreement, we have also exercised our right to select a compound to advance our own independent GABAB PAM program for the treatment of chronic cough. Under the license agreement, we are as well eligible for payments on successful achievement of pre-specified clinical, regulatory and commercial milestones totaling USD 330 million. In addition, we are eligible for tiered royalties from high single digits to low double digits on net sales of applicable products on a country-by country-basis. The term of the royalty for each licensed product in any particular country commences on such product’s launch and ends on the latest of ten -year anniversary of launch, expiration of certain applicable patent rights, and expiration of certain applicable marketing or data exclusivity periods.

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

Components of Results of Operations

Revenue

From the beginning of January 2017 through December 2024, we recognized CHF 18.8 million as revenue primarily under our license agreement with Indivior. We do not have approval to market or commercialize any of our drug candidates, we have never generated revenue from the sale of products and we do not expect to generate any revenue from product sales for the foreseeable future. Prior to approval of a drug candidate, we will seek to generate revenue from a combination of license fees, milestone payments in connection with collaborative or strategic relationships, royalties resulting from the licensing of our drug candidates and payments from sponsored research and development activities as well as grants from governmental and non-governmental organizations.

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

Other Income

From the beginning of January 2017 through December 2024, we recognized CHF 1.7 million as other income including CHF 1.2 million relating to grants from The Michael J. Fox Foundation for Parkinson’s Research, or MJFF, to finance certain clinical activities related to dipraglurant development in Parkinson’s disease levodopa-induced dyskinesia, or PD-LID, and other discovery activities.

In July 2019, we received a grant from Eurostars/Innosuisse for CHF 0.5 million to support our mGlu7 NAM program totally recognized as income as of December 31, 2021. The mGlu7 NAM program has been transferred to Neurosterix Pharma Sàrl on April 2, 2024.

In September 2023, we received a grant from Eurostars/Innosuisse for CHF 0.5 million to support the mGlu2 NAM program of which CHF 0.3 million were received in December 2023. We recognized CHF 38,401 from January 1, 2024 to April 2, 2024, the date when the program was transferred to Neurosterix Pharma Sàrl and recorded as discontinued operations. The remaining funds and deferred income of CHF 0.3 million recorded as assets and liabilities held for sale as of April 2, 2024 have been transferred to Neurosterix Pharma Sàrl.

Grants are recognized at their fair value where there is reasonable assurance that the grant will be received and that we will comply with all associated conditions. Grants relating to costs are recognized as other income in the statement of comprehensive loss over the period necessary to match them with the costs that they are intended to compensate.

Operating Expenses

Research and Development Costs

From the beginning of January 2017 through December 2024, we incurred CHF 67.0 million in research and development costs. They consist mainly of direct research costs, which include costs associated with the use of contract research organizations, or CROs, and consultants hired to assist on our research and development activities, personnel costs, share-based compensation for our employees and consultants, costs related to regulatory affairs and intellectual property, as well as depreciation for assets used in research and development activities. Following the Neurosterix Transaction executed on April 2, 2024, research and development costs no longer include personnel costs and share-based compensation for employees. For the twelve-month periods ended December 31, 2022, 2023 and 2024 respectively, the research and development costs related to divested activities have been recognized in our statements of profit or loss under “Net profit or loss from discontinued operations”.

We currently use our consultants and CRO’s across our research and development programs. The following table provides a breakdown of our outsourced research and development costs from continuing operations that are directly attributable to the specified programs for the years ended December 31, 2024, 2023 and 2022:

	For the years ended December 31,
	2024	2023*	2022*

	(CHF in thousands, unaudited)
Dipraglurant	78	(99)	6,616
GABAB PAM	357	1,042	1,268
Total outsourced research and development costs	435	943	7,884

*The 2023 and 2022 comparatives have been re-presented in order to disclose only continuing operations following the Neurosterix Transaction described above. For more information, please refer to the paragraph below related to the analysis of results of operations.

Our research and development expenses are lower due to the Neurosterix Transaction. The table above relates to outsourced research and development costs from continuing operations. Outsourced research and development costs related to discontinued operation have been recognized in the statements of profit or loss under “net profit or loss from discontinued operations”.

We have no ongoing self-funded clinical studies and in the medium and long term, our expenses may increase, particularly as we continue to the development of a GABAB PAM drug candidate, initiate further clinical trials and seek marketing approval for our drug candidates.

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

Our general and administrative costs are lower due to the Neurosterix Transaction. General and administrative costs indicated in this section are related to continuing operations. General and administrative costs related to discontinued operations have been recognized in the statements of profit or loss under “net profit or loss from discontinued operations”.

Finance Result, Net

Finance result net consists mainly of currency exchange differences, primarily related to U.S dollar currency exchange differences and interest income on U.S dollar bank deposits.

Net profit or loss from discontinued operations

The net profit or loss from discontinued operations has been recognized in the statements of profit or loss under “net profit or loss from discontinued operations”. It primarily relates to the net gain of CHF 14.0 from the divestment of a part of our business to Neurosterix Pharma Sàrl on April, 2, 2024, partially offset by the net loss from discontinued operating activities mainly related to staff costs, research and development costs, general and administrative costs and finance result of divested activities.

Share of net loss of investments accounted for using the equity method

We received an equity interest of 20% in Neurosterix US Holdings LLC as part of the Neurosterix Transaction. The equity interest has been recognized as an investment at fair value based on a financial valuation of Neurosterix’s Group. The carrying amount of the investment is going to be increased or decreased to recognize the share of profit or loss of Neurosterix’s Group and tested for impairment whenever events or changes in circumstances indicate that it may not be recoverable.

Taxation

We are subject to corporate taxation in Switzerland, United States and France. We are also entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes. As of December 31, 2024, we had tax losses carried forward totaling CHF 175.5 million of which CHF 3.6 million will expire by the end of 2025. Deferred income taxes are not recognized as we do not believe it is probable that we will generate sufficient taxable profits to utilize these tax losses carried forward.

A. Operating Results

Analysis of Results of Operations

The following table presents our consolidated results of operations for the fiscal years 2024, 2023 and 2022.

	For the years ended December 31,
	2024	2023*	2022*

	(CHF in thousands, unaudited)
Revenue	404	1,613	1,422
Other Income	6	4	23
Research and development costs	(854)	(1,187)	(8,244)
General and administrative costs	(2,311)	(2,673)	(3,742)
Operating loss from continuing operations	(2,755)	(2,243)	(10,541)
Finance income	27	64	29
Finance expense	(4)	(321)	(292)
Finance result	23	(257)	(263)
Share of net loss of investments accounted for using the equity method	(2,177)	—	—
Net loss before tax from continuing operations	(4,909)	(2,500)	(10,804)
Income tax expense	—	—	—
Net loss from continuing operations	(4,909)	(2,500)	(10,804)
Net profit / (loss) from discontinued operations (attributable to equity holders of the Group)	11,965	(8,056)	(10,000)
Net profit / (loss) for the period	7,056	(10,556)	(20,804)

*The comparative information has been re-presented due to discontinued operations that have been reclassed to the financial line called “Net profit or loss from discontinued operations”, following the Neurosterix Transaction described above. In the financial analysis related to the results of operations made further in the section an asterisk will indicate where comparative information has been represented.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenue

The following table sets forth our revenue in 2024 and 2023.

	For the years
	ended
	December 31,
	2024	2023*

	(CHF in thousands)
Collaborative research funding	404	1,613
Total	404	1,613

Revenue decreased by CHF 1.2 million in 2024 compared to 2023 primarily due to the termination of the research agreement with Indivior on June 30, 2024.

Other Income

The following table sets forth our other income in 2024 and 2023.

	For the years
	ended
	December 31,
	2024	2023*

	(CHF in thousands)
Other service income	6	4
Total	6	4

Other income recognized primarily related to IT consulting services and was close to nil in 2024 and 2023.

Research and Development Expenses

The following table sets forth our research and development expenses in 2024 and 2023.

	For the years
	ended
	December 31,
	2024	2023*

	(CHF in thousands, unaudited)
Dipraglurant PD‑LID	78	(99)
GABAB PAM	357	1,042
Subtotal outsourced R&D per program	435	943
Depreciation	78	—
Patent maintenance and registration costs	283	229
Other operating expenses	58	15
Subtotal unallocated R&D expenses	419	244
Total	854	1,187

Research and development expenses, relating to continuing activities, decreased by CHF 0.3 million in 2024 compared to 2023, primarily due to lower GABAB PAM outsourced R&D expenses as we completed our research agreement with Indivior on June 30, 2024.

General and Administrative Costs

The following table sets forth our general and administrative costs in 2024 and 2023.

	For the years
	ended
	December 31,
	2024	2023*

	(CHF in thousands, unaudited)
Staff costs	243	237
Depreciation	115	12
Professional fees	1,207	1,164
D&O insurance	226	629
Other operating costs	520	631
Total	2,311	2,673

General and administrative costs, relating to continuing activities, decreased by CHF 0.4 million in 2024 compared to 2023, primarily due to reduced D&O insurance costs.

Finance Result, Net

The following table sets forth our finance result net in 2024 and 2023.

	For the years
	ended
	December 31,
	2024	2023*

	(CHF in thousands)
Interest income	9	64
Interest expense	(1)	(2)
Interest cost on leases	(2)	(2)
Foreign exchange gain / (loss), net	17	(317)
Total	23	(257)

Finance result, net increased by CHF 0.3 million in 2024 compared to 2023, primarily due to reduced exchange differences as our cash deposits in U.S dollar have decreased.

Share of net loss of investments accounted for using the equity method

The following table sets forth our share of net loss of Neurosterix’s Group in 2024 and 2023.

	For the years
	ended
	December 31,
	2024	2023*

	(CHF in thousands)
Share of net loss for the period of Neurosterix’s Group	(2,177)	—
Total	(2,177)	—

The share of the net loss of Neurosterix’s Group amounted to CHF 2.2 million in 2024 and relates to 20% of the net loss incurred by Neurosterix group from its inception on April 2, 2024 to December 31, 2024.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenue

The following table sets forth our revenue in 2023 and 2022.

	For the years
	ended
	December 31,
	2023*	2022*

	(CHF in thousands)
Collaborative research funding	1,613	1,422
Total	1,613	1,422

Revenue increased by CHF 0.2 million in 2023 compared to 2022 due to amounts received under our agreement with Indivior which are recognized as related costs are incurred.

Other Income

The following table sets forth the other income in 2023 and 2022.

	For the years
	ended
	December 31,
	2023*	2022*

	(CHF in thousands)
Other service income	4	23
Total	4	23

Other income recognized primarily related to IT consulting services and was close to nil in 2023 and 2022.

Research and Development Expenses

The following table sets forth our research and development expenses in 2023 and 2022.

	For the years
	ended
	December 31,
	2023*	2022*

	(CHF in thousands,
	unaudited)
Dipraglurant	(99)	6,616
GABAB PAM	1,042	1,268
Subtotal outsourced R&D per program	943	7,884
Patent maintenance and registration costs	229	266
Short-term leases	—	15
Other operating expenses	15	79
Subtotal unallocated R&D expenses	244	360
Total	1,187	8,244

Research and development expenses, relating to continuing activities, decreased by CHF 7.1 million in 2023 compared to 2022, mainly due to decreased outsourced R&D costs for CHF 6.9 million attributed to reduced dipraglurant clinical development activities terminated on June 17, 2022. Changes in estimates of costs to terminate the dipraglurant clinical development resulted in the release of CHF 0.2 million of previously recorded accruals resulting in a credit to dipraglurant related R&D costs in 2023.

General and Administrative Costs

The following table sets forth our general and administrative costs in 2023 and 2022.

	For the years
	ended
	December 31,
	2023*	2022*

	(CHF in thousands,
	unaudited)
Staff costs	237	253
Depreciation	12	9
Professional fees	1,164	1,418
D&O Insurance	629	1,591
Other operating costs	631	471
Total	2,673	3,742

General and administrative costs, relating to continuing activities, decreased by CHF 1.1 million in 2023 compared to 2022, primarily due to reduced D&O insurance costs.

Finance Result, Net

The following table sets forth our finance result net in 2023 and 2022.

	For the years
	ended
	December 31,
	2023*	2022*

	(CHF in thousands)
Interest income	64	29
Interest expense	(2)	(26)
Interest cost on leases	(2)	(2)
Foreign exchange loss, net	(317)	(264)
Total	(257)	(263)

Finance result, net remained stable in 2023 compared to 2022 and primarily relates to foreign exchange loss on USD cash deposits partially offset by interest income related to USD cash deposits.

B.	Liquidity and Capital Resources

Since our inception through December 31, 2024, we have generated CHF 66.8 million of revenue and have incurred net losses and negative cash flows from our operations. We have funded our operations primarily through the sale of equity. From inception through December 31, 2024, we raised an aggregate of CHF 355.4 million of gross proceeds from the sale of equity. We have also raised gross proceeds of CHF 5.0 million and acquired a 20% equity interest in Neurosterix US Holdings LLC as part of the Neurosterix Transaction executed on April 2, 2024. As at December 31, 2024, we had CHF 3.3 million in cash and cash equivalents.

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

In the medium and long term, we expect an increase of our expenses compared to the twelve-month period ended December 31, 2024, as we continue to the development of our GABAB PAM chronic cough drug candidate, initiate further clinical trials and seek marketing approval for our drug candidates.

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

We expect our existing cash and cash equivalents at the issuance date of Annual Report on Form 20-F will enable us to fund our operating expenses and capital expenditure requirements through mid - June 2026. Our future viability is dependent on our ability to monetize our intellectual property portfolio and /or raise additional capital though public or private financings that may dilute existing shareholders. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

●	the scope, progress, results and costs of our ongoing and planned preclinical study for our GABAB PAM chronic cough drug candidate;
●	the timing and amount of milestone and royalty payments we may receive under our license agreements;

●	the extent to which we out-license, in-license, sell or acquire other drug candidates and technologies;
●	the number and development requirements of other drug candidates that we may pursue;
●	the costs, timing and outcome of regulatory review of our drug candidates;
●	cost associated with finding alternative suppliers due to geopolitical events such as the ongoing war in Ukraine;
●	the costs associated with building out our operations; and
●	the costs and timing of future commercialization activities, including drug manufacturing, marketing, sales and distribution, for any of our drug candidates for which we receive marketing approval.

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

The following table shows a summary of our cash flows of the continuing operations for the years indicated:

	For the years ended December 31,
	2024	2023	2022

	(CHF in thousands)
Net cash flows used in continuing operating activities	(2,772)	(2,168)	(9,755)
Net cash flows (used in) / from continuing investing activities	(1)	—	4
Net cash flows from continuing financing activities	174	5,553	3,400
Net cash (used in) / from continuing activities	(2,599)	3,385	(6,351)

Operating Activities of Continuing Operations

Net cash flows from or used in operating activities consist of the net loss from continuing operations adjusted for changes in net working capital (current assets less current liabilities), and for non-cash items such as depreciation, the value of share-based services and changes in post-employment benefits.

During the year ended December 31, 2024, continuing operating activities used CHF 2.8 million of cash primarily due to our net loss from continuing operations of CHF 4.9 million partially offset by non-cash items amounting to CHF 2.5 million primarily related to the share of the net loss of the Neurosterix’s Group.

During the year ended December 31, 2023, continuing operating activities used CHF 2.2 million of cash primarily due to our net loss from continuing operations of CHF 2.5 million partially offset by non-cash items of CHF 0.3 million primarily related to share-based costs.

During the year ended December 31, 2022, continuing operating activities used CHF 9.8 million of cash primarily due to our net loss from continuing operations of CHF 10.8 million adjusted for CHF 0.2 million of net finance costs, partially offset by non-cash items for CHF 0.7 million primarily related to share-based compensation costs.

Investing Activities of Continuing Operations

During the year ended December 31, 2024, 2023 and 2022 investing activities were close to nil and primarily related to investments in software and computer hardware.

Financing Activities of Continuing Operations

Net cash flows from financing activities related to continuing operations, primarily consists of proceeds from the sale of equity securities.

During the year ended December 31, 2024, net cash flows from financing activities amounted to CHF 0.2 million and primarily related to the sale of treasury shares through the sale agency agreement managed by Kepler Cheuvreux.

During the year ended December 31, 2023, net cash flows from financing activities amounted to CHF 5.6 million including CHF 4.5 million from the offering executed with an institutional investor on April 3, 2023 and CHF 1.2 million from the sale agency agreement managed by Kepler Cheuvreux, partially offset by costs associated with the offering, the sale and the issuance of treasury shares whose combined amount paid during the annual year ended December 31, 2023 amounted to CHF 0.3 million.

During the year ended December 31, 2022, net cash flows from financing activities amounted to CHF 3.4 million and relate to an offering executed on July 22, 2022 with an institutional investor and sales of treasury shares through the sale agency agreement with Kepler Cheuvreux in July 2022 with gross proceed of CHF 4.1 million and CHF 0.4 million, respectively, partially offset by the costs associated with the offering executed on December 16, 2021 and July 22, 2022 and paid in 2022 for CHF 0.5 million and CHF 0.4 million, respectively. The other cash out flows primarily relate to the issuance cost of new treasury shares executed in 2022 for a total amount of CHF 0.2 million.

Lease Liabilities and Commitments

The maturities for lease payments in relation to operating lease under IFRS 16 as of December 31, 2024 are as follows:

					Carrying
	Less than	1 to	More than	Total cash	amount
At December 31 2024	1 Year	5 Years	5 Years	out flows	liabilities

	(CHF in thousands)
Lease Liabilities	9	39	—	48	42

Lease liabilities relate to the rent related to our registered office located at 12, Chemin des Aulx, Plan-Les-Ouates, Geneva. Under the service agreement, we are allowed to use at zero cost the administrative offices of Neurosterix Group located in Campus Biotech, Chemin des Mines 9, Geneva, Switzerland.

We have no cancellable operating lease commitments over 5 years. We enter into contracts in the normal course of business with CROs for preclinical studies, manufacturing and other services and products for operating purposes. These contracts generally provide for termination upon notice, and therefore we believe that our non-cancelable obligations under these agreements are not material.

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

The following table sets forth information regarding our executive officers and directors, including their ages, as of December 31, 2024. Our directors are appointed for one-year terms, which expire on the occasion of each annual general meeting.

Name	Age	Position(s)
Executive Officers:
Tim Dyer	56	Chief Executive Officer and Director
Roger Mills	68	Chief Medical Officer and Director
Mikhail Kalinichev	57	Head of Translational Science
Lénaïc Teyssédou(1)	39	Head of Finance
Non-Employee Directors:
Vincent Lawton(2)(3)	75	Chairman of the Board of Directors
Raymond Hill(2)	79	Director
Isaac Manke(3)	47	Director
Jake Nunn(3)	54	Director
(1)	Mr. Teyssédou became a member of the Executive Management on April 2, 2024
(2)	Member of the Compensation Committee
(3)	Member of the Audit Committee

Executive Officers

Tim Dyer, Co-Founder, Director and Chief Executive Officer: Since co-founding Addex in 2002, Mr. Dyer has played a pivotal role in building the Addex Group, raising significant capital, including Addex IPO, Nadaq listing, Neurosterix spin-out and negotiating licensing agreements with pharmaceutical industry partners. Prior to founding Addex, he spent 10 years with Price Waterhouse, or PW & PricewaterhouseCoopers, or PwC in the UK and Switzerland as part of the audit and business advisory group. Mr Dyer serves on the board of directors of Neurosterix and served as Neurosterix CEO/CFO from April 2024 to April 2025. Mr. Dyer has extensive experience in business development, finance, corporate operations and the building of start-up companies. He is a UK Chartered Accountant and holds a BSc (Hons) in Biochemistry and Pharmacology from the University of Southampton, UK.

Roger Mills, Director and Chief Medical Officer: Dr. Mills brings more than 30 years of biopharmaceutical industry experience at both large global pharmaceutical companies and smaller biotechnology companies, including Acadia Pharmaceuticals, Pfizer, Gilead Sciences, Abbott Laboratories and The Wellcome Foundation, across a spectrum of disease areas. His extensive track record includes managing drug development programs, including IND’s and NDAs as well as post-marketing and OTC products. Most recently, Dr. Mills was with Acadia Pharmaceuticals for nine years, serving as Executive Vice President, Development and Chief Medical Officer. In this role, he oversaw the largest ever international Phase 3 program in Parkinson’s Disease Psychosis and led its NDA submission to the FDA for NUPLAZID, which was subsequently approved and remains the first and only medication approved in this indication. Dr. Mills currently serves as an Honorary Professor at the University of Exeter, UK and is a Fellow of the Faculty of Pharmaceutical Medicine, a faculty of the three Royal Colleges of Physicians of the UK. He is a member of the Board of Directors of Enterin Inc, a US biopharmaceutical company. He received his medical degree from Imperial College, Charing Cross Hospital Medical School, London, United Kingdom.

Mikhail Kalinichev, Head of Translational Science: Mr Kalinichev is the head of translational science for the Neurosterix Group and currently serves as the head of translational science under the service agreement between Addex and Neurosterix. In August 2021, Dr. Kalinichev jointed for the second time the Addex team in the role of the Head of Translational Science. Dr. Kalinichev previously spent 4 years in the company in several positions, including Associate Director and Group Leader, Behavioral Neuroscience. Immediately before his second appointment at Addex, Dr. Kalinichev spent 6 years as Director of in vivo neurology at Ipsen, France. In this role, he helped define the neuroscience therapeutic strategy, led operational activities and initiated several industrial and academic collaborations in the area of neuromuscular disorders and pain. Before Ipsen, he was a section head at Lundbeck, Denmark where he helped drive translational studies in schizophrenia, cognitive impairment and pain. His first role in pharmaceutical industry was as a principal scientist at Psychiatry Center of Excellence of GlaxoSmithKline, UK. Dr. Kalinichev’s post-doctoral training was at the Department of Pharmacology, Emory University School of Medicine (USA). Dr. Kalinichev has been awarded several prestigious awards, including the Vernalis Prize of the British Association for Psychopharmacology and the GlaxoSmithKline Exceptional Science Award. He is inventor on several patents and co-authored more than 50 papers. Dr. Kalinichev earned his PhD in behavioural neuroscience at Rutgers University (USA).

Lénaic Teyssédou, Head of Finance: Mr. Teyssédou has worked as Head of finance of Addex since June 2017 and has extensive experience in the financial management of both private and public companies. Mr. Teyssédou is a French certified public accountant and worked in audit firms where he gained valuable experience related to audit, due diligence, financial regulation and compliance across a diverse client portfolio of startups, small and mediume size companies. Mr Teyssédou also holds two master’s degrees in Finance and Management from EM Strasbourg Business School, France.

Non-Employee Directors

Vincent Lawton, Chairman of the Board of Directors: Professor Lawton was Vice President Merck Europe and Managing Director of MSD UK until he stepped down in 2006, after 26 years’ service internationally for Merck & Co Inc. He was appointed CBE (Commander of the British Empire) by the Queen of England for services to the Pharmaceutical Industry. During his tenure, MSD UK achieved sustained commercial success, launching many new medicines to the market in a wide range of therapeutic areas, becoming the fastest growing company in the market over a number of years. He worked in commercial, research and senior management roles in France, the US and Canada, Spain and throughout Europe. As President of the UK Industry Association, the ABPI, he negotiated industry pricing, worked with Government bodies to help establish the UK globally as a leading center of clinical research. He served on the board of the UK regulatory authority (MHRA) from 2008 to 2015. He was Senior Strategy Adviser for Imperial College Department of Medicine, University of London and serves as a consultant to a number of leading healthcare organizations. He is also a board member of Neurosterix. He studied Psychology at the University of London and holds an undergraduate degree and PhD.

Raymond Hill, Director: Dr. Hill was previously a member of the Board of Directors from the Annual General Meetings of 2008 until 2012. Currently Visiting Professor of Pharmacology at Imperial College in London, Chairman/Non-Executive Director of Avilex (Denmark) and member of the SAB of Neurosterix (Switzerland), an allosteric modulator drug discovery and development company based on the former Addex Technology platform of which Addex owns a 20% equity interest. Dr Hill was previously Chair of SAB Asceneuron (Switzerland) from 2014 to 2021 and was NED of Orexo AB (Sweden) from 2008 to 2019. Prior to his retirement, he was Executive Director, Licensing and External Research at Merck/MSD in Europe (2002-2008); Executive Director, Pharmacology (1990-2002) at the Merck Neuroscience Research Centre and had oversight responsibility for Neuroscience research at the Banyu Research Labs in Tsukuba, Japan (1997-2002). At Merck, he chaired a number of discovery project teams including those responsible for the marketed products Maxalt® and Emend®. Dr. Hill received his academic training (BPharm PhD) at the University of London. He was awarded an Honorary DSc by the University of Bradford in 2004 and was elected to Fellowship of the Academy of Medical Sciences in 2005. He was a lecturer in Pharmacology at the University of Bristol School of Medicine from 1974 to 1983 and supervisor in Pharmacology at Downing College, University of Cambridge from 1983 to 1988. He joined the pharmaceutical industry in 1983 as Head of Biology and founder member of the Park Davis Research Unit at Cambridge. In 1988, he joined SK&F (United Kingdom) as Group Director of Pharmacology and in 1990 moved to Merck. He is a past Council Member of the UK Academy of Medical Sciences and President Emeritus of the British Pharmacological Society. He is a Visiting Professor at the University of Bristol and was a member of the UK Government Advisory Council on the Misuse of Drugs from 2010 to 2019. He continues to serve on the ACMD Working Group on the Medicinal Uses of Cannabis and is a member of the drug misuse WG of Royal Pharmaceutical Society Science Committee.

Isaac Manke, Director: Dr. Manke has more than 15 years of experience in the life science industry as an investor, research analyst, consultant and scientist. Dr Manke is currently a General Partner at Acorn Bioventures, where he focuses on investing in small-cap public and private biotechnology companies. Prior to Acorn, Isaac spent 11 years at New Leaf Venture Partners (NLV). In addition to private venture investments, during his time at NLV, he also led the firm’s public investment activities initially with the public portfolio within NLV-II, and from 2014 through 2019, had day-to-day management and oversight responsibility for the NLV Biopharma Opportunities Funds. Isaac is a Director of Onkure therapeutics (Nasdaq : OKUR) and Q32 Bio (Nasdaq : QTTB). Dr Manke has been a board member or observer for several companies, including the boards of True North Therapeutics (acquired by Bioverativ) and Karos Pharmaceuticals (acquired by an undisclosed company). Previously, Isaac was an Associate in the Global Biotechnology Equity Research group at Sanford C. Bernstein. Isaac was also an Associate in the Biotechnology Equity Research group at Deutsche Bank and was a Senior Analyst at Health Advances, a biopharmaceutical and medical device strategy consulting firm. Isaac received a B.A. in Biology and a B.A. in Chemistry at Minnesota State University (Moorhead), and a Ph.D. in Biophysical Chemistry and Molecular Structure at the Massachusetts Institute of Technology, or MIT. Isaac’s discoveries led to several publications in top journals, including Science and Cell, and were selected by Science as one of the “2003: Signaling Breakthroughs of the Year”. These discoveries also resulted in four issued patents.

Jake Nunn, Director: Mr. Nunn has more than 30 years of experience in the life science industry as an investor, independent director, research analyst and investment banker. He is currently an independent advisor to life science companies and a partner at SR One Capital Management. Mr. Nunn was previously a venture advisor at New Enterprise Associates, or NEA, where he was a partner from 2006 to 2018, focusing on later-stage specialty pharmaceuticals, biotechnology and medical device investments and managing a number of NEA’s public investments in healthcare. Mr. Nunn is a Director of Regulus Therapeutics (Nasdaq: RGLS) and Zenas BioPharma, Inc. (Nasdaq: ZBIO). He previously was a Director of Dermira Inc. (acquired by Eli Lilly), Hyperion Therapeutics (acquired by Horizon Pharma PLC), TriVascular (acquired by Endologix), Aciex Therapeutics (acquired by Nicox SA), Transcept Pharmaceuticals (merged with Paratek) and a board observer at Vertiflex, Inc. (acquired by Boston Scientific). Prior to NEA, Mr. Nunn worked at MPM Capital as a Partner with the MPM BioEquities Fund, where he specialized in public, PIPE and mezzanine-stage life sciences investing. Previously, he was a healthcare research analyst and portfolio manager at Franklin Templeton Investments. Mr. Nunn was also an investment banker with Alex. Brown & Sons. He received an MBA from the Stanford Graduate School of Business and an AB in Economics from Dartmouth College. Mr. Nunn holds the Chartered Financial Analyst designation, is a member of the CFA Society of San Francisco, and recently completed the Stanford GSB Directors’ Consortium executive education program.

Family Relationships

There are no family relationships among any of our executive officers or directors.

B.	Compensation of Executive Officers and Directors

Board of Directors

The compensation of the non-executive board members mostly includes variable elements whilst executive board members are not remunerated as board member. The fixed element comprises a fixed annual monetary compensation per Board term from one general meeting of shareholders to the next. The variable element comprises a monetary compensation based on Board meeting attendance and the fair value of equity incentive units (share options and equity sharing certificates) and represents from 50% to 350% of fixed annual compensation.Social security contributions of the Company are accrued on the fixed and variable elements. Board member social security contributions are accrued on the fair value of equity incentive units. Equity incentive units are granted based on the discretion of the Board of Directors. Equity incentive units are granted to compensate for the dilutive effects of capital raising to ensure Board Members have sufficient unvested equity incentive units in accordance with external benchmarks. The most recent review of compensation for members of the Board took place in January 2024.

Executive Management

The compensation of members of the Executive Management consists of fixed and variable elements. The fixed element may include a base salary or a cash retainer paid under a consulting contract. The variable element may include performance-related cash or share based bonuses, consulting fees based on chargeable hours and equity incentive units (equity sharing certificates and share options). Company contributions to pension plans, death and invalidity insurances and social security contributions are accrued on all fixed and variable element compensation that relates to an employment relationship. Company social security contributions are accrued for all shares or equity incentive unit compensation. The amount of the fixed element depends on the position, responsibilities, experience and skills, and takes into account individual performance. The fixed element is reviewed at the end of each year by the Board. Any changes in the fixed elements are made effective in January of the following year. The variable elements are based on individual and company goals. The potential variable cash bonus is determined in the employment contract and in general is a percentage of the base salary. Where the Executive Manager has been engaged under a consulting contract, the variable element is based on the time spent at the contractually defined rate of remuneration. Every year, the Board decides on the total amount of variable elements including the amount of cash and equity incentive units to be granted for the previous year based on the achievement of Company and Individual goals. Equity incentive units are granted based on the discretion of the Board of Directors. Variable cash compensation paid to Executive Managers includes bonus and equity incentive units. The variable compensation of the CEO (Mr. Dyer) is entirely determined based on company goals and includes a cash bonus representing from 0% to 50% of base salary paid in 2024, exceptionally increased to 150% in 2024, as Mr Dyer is no longer remunerated for his role as Chief Executive Officer since April 2, 2024 with a bonus primarily related to the full 2023 year performance and equity incentive units representing from 0% to 200% of base salary paid in 2024. In 2024, our Chief Medical Officer (“CMO”), spent most of his time acting as Board member, therefore, he was only remunerated as a Board Member and received no remuneration for any consultancy services. In addition, equity incentive units are granted from time to time at the discretion of the Board of Directors. The variable compensation of the other Executive Managers includes a cash bonus representing from 0% to 25% of base salary paid in 2024, exceptionally increased to 100% in 2024 for the Executive Managers transferred to Neurosterix in 2024, and are no longer remunerated by Addex since April 2, 2024 with a bonus primarily related to the full 2023 year performance. Their performance is determined based on 20% individual goals and 80% company goals, and their equity incentive units represented 0% to 100% of base salary. In addition, the Board of Directors grants equity incentive units to Executive Managers to compensate for the dilutive effects of capital raising to ensure Executive Managers have sufficient unvested equity incentive units in accordance with external benchmarks.

The company goals for 2024 were established at the beginning of the year as follows:

Completion of research phase of GABAB PAM program and deliver development candidates for Indivior’s substance use disorder program and Addex independent chronic cough program. Complete the preclinical profiling of Addex development candidate in chronic cough and secure intellectual property for both programs.	40%
Secure the financial situation of the company	30%
Complete evaluation of potential indications for the future development of dipraglurant. Complete the evaluation of ADX71149 epilepsy data	20%
Maintain effective governance, regulation and administration	10%

Executive Managers

Executive Managers are rewarded with a cash bonus based on the achievement of the corporate goals. The target bonus depends on the level of responsibility of the respective Executive Managers.

Equity incentive plans

The purpose of the Group’s share purchase, share option and equity sharing certificate programs (refer to note 15 of the consolidated financial statements) is to provide members of the Board of Directors, Executive Management, employees and certain consultants (together “Staff”) with an opportunity to benefit from the potential appreciation in the value of the Company’s shares, thus providing an increased incentive for participants to contribute to the future success and prosperity of the Group, enhancing the value of the shares for the benefit of the shareholders of the Group and increasing the ability of the Group to attract and retain individuals of exceptional skills. In addition, these plans provide the Group with a mechanism to engage services for non-cash consideration by settling them through a transfer of treasury shares under the share purchase plan based on predefined terms of the consulting contract. The grant of any share option or equity sharing certificate is at the discretion of the Board of Directors. Key factors considered by the Board of Directors in making grants of share options or equity sharing certificates are the amount of shareholder approved conditional capital, the benchmarking with other companies as well as individual performance (for further information on the detail and composition of the benchmark please refer to the paragraph review and approval process above). The strike price is determined by the Board of Directors and is primarily based on the closing price of the Company’s shares on the SIX Swiss Exchange on the grant date. In addition, the Group has implemented a staff retention plan which includes a deferred strike price payment plan (“DSPPP”) encouraging Board Members, Executive Managers and employees to exercise their share options or equity sharing certificates and become shareholders of the Company by allowing deferral of the obligation to pay the strike price on exercise (“Deferred Strike Price Payment Obligations”).

Indirect benefits

The Company may contribute to the pension plan and maintains certain insurance for death and invalidity for the members of the Executive Management. New entrants may be eligible for reimbursement of relocation costs, compensation for lost benefits or stock granted by a previous employer, international school for children or language courses for a limited time period. No Indirect benefits have been paid to Executive Management in 2024.

Compensation for the financial year under review

Measurement basis for compensation

The measurement basis for each component of compensation is described below:

●	Fixed cash compensation, variable cash compensation and shares acquired under the share purchase plan: accrual basis;
●	Equity incentive units: fair value at the grant date in accordance with IFRS 2 valuation methodology; and
●	Employers’ social security: accrual basis except for equity incentive units where the notional amount is calculated based on the fair value at grant date.

Compensation of the Board of Directors in 2024 and 2023

		Variable compensation
	Fixed		number of	value of
2024	cash	cash	equity	equity	Total
CHF	compensation	attendance	incentive units (1)	incentive units (2)	2024
Vincent Lawton, chairman	29,022	29,022	501,598	18,813	76,857
Raymond Hill, member	18,018	18,018	273,107	10,243	46,279
Tim Dyer, member	—	—	—	—	—
Roger Mills, member(3)	12,937	12,937	50,000	1,875	27,749
Jake Nunn, member	16,361	16,361	50,000	1,875	34,597
Isaac Manke, member	16,361	16,361	50,000	1,875	34,597
Total	92,699	92,699	924,705	34,681	220,079
(1)	Equity incentive units include share options granted during the year under the Company’s share option plan (refer to note 15 of the consolidated financial statements).
(2)	The value of the equity incentive units include the fair value of the share options granted during the year under the Company’s share option plan (Refer to note 15 of the consolidated financial statements).
(3)	Roger Mills has only been remunerated as Board Member in 2024 as he spent most of his time acting as Board Member and not as Chief Medical Officer.

		Variable compensation
			number of	value of
2023	Fixed cash	cash	equity	equity
CHF	compensation	attendance	incentive units (1)	incentive units (2)	Total 2023
Vincent Lawton, chairman	29,034	29,034	1,043,153	97,681	155,750
Raymond Hill, member	18,231	18,231	567,969	53,185	89,646
Tim Dyer, member	—	—	—	—	—
Roger Mills, member	—	—	—	—	—
Jake Nunn, member	16,370	16,370	91,323	8,551	41,291
Isaac Manke, member	16,370	16,370	91,323	8,551	41,291
Total	80,005	80,005	1,793,768	167,968	327,978
(1)	Equity incentive units include share options granted during the year under the Company’s share option plan (refer to note 15 of the consolidated financial statements).
(2)	Value of equity incentive units include the fair value of share options granted during the year under the Company’s share option plan amounting to CHF 149,010 and the increase of CHF 18,958 in fair value of the equity incentive units whose grant conditions have been changed during the year (Refer to note 15 of the consolidated financial statements).

Deferred Strike Price Payment Obligations of the Board of Directors:

	December	December
CHF	31, 2024	31, 2023
Vincent Lawton, chairman	235,219	235,219
Raymond Hill, member	128,106	128,106
Tim Dyer, member	—	—
Roger Mills, member (2)	46,719	—
Jake Nunn, member	20,598	20,598
Isaac Manke, member	20,598	20,598
Total (1)	451,239	404,521
(1)	The amounts reported in this table correspond to the amounts owed by members of the Board of Directors in relation to Deferred Strike Price Payment Obligations (see note 15), which may be assimilated to loans to be disclosed in this Compensation report within the meaning of the Swiss Federal Code of Obligations.
(2)	Roger Mills has only been remunerated as Board Member in 2024, as he spent most of his time acting as Board Member and not as Chief Medical Officer. In 2023, Roger Mills was only remunerated for his activities as Chief Medical Officer.

Compensation to the Executive Management in 2024 and 2023

		Variable compensation
			number of	value of
	Fixed		equity	equity
2024	cash		incentive	incentive	Total
CHF	compensation	Cash (2)	units (3)	units (4)	2024
Total Executive Management (1)	478,105	343,840	4,920,964	192,377	1,014,322
(1)	On April 2, 2024, the Group transferred a part of its business to Neurosterix Group (see note 23 of the consolidated financial statements included in this Annual Report on Form 20-F). As part of this transaction, all the Executive Managers have been transferred to Neurosterix Group and a service agreement was concluded between Addex Pharma SA and Neurosterix Pharma Sàrl allowing our CEO, Mr. Tim Dyer, and our Head of Translational Science, Mr Mikhail Kalinichev, to continue to work for Addex at zero cost for the Group. In 2024, the highest paid member of the Executive Management was our CEO, Mr. Tim Dyer, who received CHF 115,698 of fixed cash compensation, CHF 168,000 of variable cash compensation and 3,369,796 equity incentive units from January 1, 2024 to April 2, 2024. The fair value of equity incentive units including accrued social charges amounted to CHF 133,089 (see note 15 of the consolidated financial statements included in this Annual Report on Form 20-F).
(2)	Variable compensation in cash relates to bonuses paid to Executive Managers.
(3)	Equity incentive units include share options granted during the year under the Company’s share option plan.
(4)	The value of equity incentive units relates to the fair value of share options granted during the year under the Company’s share option plan (Refer to note 15 of the consolidated financial statements).

		Variable compensation
			number of	value of
			equity	equity
2023	Fixed cash		incentive	incentive	Total
CHF	compensation	Cash (2)	units (3)	units (4)	2023
Total Executive Management (1)	1,275,109	226,288	9,492,817	935,516	2,436,913
(1)	The highest paid member of Executive Management in 2023 was the CEO, Tim Dyer, who received CHF 471,969 of fixed cash compensation, CHF 109,151 of variable cash compensation and 7,008,033 equity incentive units. The fair value of equity incentive units including accrued social charges amounted to CHF 691,031 including CHF 613,036 for equity incentive units granted during the year and CHF 77,995 relating to the change in grant conditions made during the year (see note 15 of the consolidated financial statements included in this Annual Report on Form 20-F).
(2)	Variable compensation in cash relates to bonuses and compensation paid to Executive Managers under consulting contracts which provide hourly and daily rates with a monthly cap.
(3)	Equity incentive units include share options granted during the year under the Company’s share option plan.
(4)	The value of equity incentive units includes the fair value of share options granted during the year under the Company’s share option plan amounting to CHF 829,927 and the increase of CHF 105,589 in fair value of the equity incentive units whose grant conditions have been changed during the year (Refer to note 15 of the consolidated financial statements included in this Annual report on Form 20-F).

Deferred Strike Price Payment Obligations of the Executive Management:

	December 31,	December 31,
CHF	2024	2023
Total Executive Management (1)	1,552,872	2,119,980
(1)	The amounts reported in this table correspond to the amounts owed by Executive Managers at balance sheet date in relation to Deferred Strike Price Payment Obligations (see note 15 of the consolidated financial statements included in this Annual report on Form 20-F), which may be assimilated to loans to be disclosed in this Compensation Report within the meaning of the Swiss Federal Code of Obligations. The highest Deferred Strike Price Payment Obligation was attributable to our CEO Tim Dyer and amounted to CHF 1,524,093 as of December 31, 2024 and December 31, 2023. The total Deferred Strike Price Payment Obligation of the Executive Management decreased by CHF 567,108 between December 31, 2023 and December 31, 2024, as a result of (i) Dr. Robert Lütjens and Dr. Jean-Philippe Rocher stepping down from Executive Management on April 2, 2024 following the Neurosterix transaction, which caused a decrease of CHF 520,389 and (ii) CHF 46,719 relate Dr. Roger Mills being remunerated as Executive Manager in 2023, but only as a Board Member in 2024, which caused a decrease of CHF 46,719.

Addex’s shares held by members of the Board of Directors and Executive Management

	2024	2023
	Number of Addex’s	Number of Addex’s
	Shares	Shares
Tim Dyer	16,848,979	16,848,979
Robert Lütjens(1)	—	3,005,836
Jean-Philippe Rocher(1)	—	2,541,197
Vincent Lawton	2,507,987	2,507,987
Raymond Hill	1,365,532	1,365,532
Roger Mills	785,976	785,976
Mikhail Kalinichev	306,765	306,765
Jake Nunn	219,561	219,561
Isaac Manke	219,561	219,561
Total	22,254,361	27,801,394
(1)	As of December 31, 2023, Dr Robert Lütjens and Dr Jean-Philippe Rocher were Executive Managers and held 3,005,836 and 2,541,197 shares respectively. As of December 31, 2024 no shares are reported as Drs Lütjens and Rocher were no longer Executive Managers as of such date.

Addex’ share options held by Members of the Board and Executive Management

	Number of	Number of	Total number of
	vested equity	unvested equity	equity incentive
December 31, 2024	incentive units	incentive units	units
Tim Dyer, Chief Executive Officer	3,369,796	—	3,369,796
Lénaïc Teyssédou, Head of Finance	340,278	262,630	602,908
Vincent Lawton, Chairman	122,995	378,603	501,598
Raymond Hill	66,967	206,140	273,107
Mikhail Kalinichev, Head of translational science	200,000	—	200,000
Roger Mills, Chief Medical Officer	12,260	37,740	50,000
Jake Nunn	12,260	37,740	50,000
Isaac Manke	12,260	37,740	50,000
Total	4,136,816	960,593	5,097,409

As of December 31, 2023, members of the Board of Directors and Executive Management did not hold any equity incentive units.

C.	Board Practices.

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

We had 2 full-time employees and consultants as of December 31, 2024 compared to 23 at December 31,2023. Our average headcount was 7 in 2024 as most of our employees have been transferred to Neurosterix Group on April 2, 2024 (compared to an average headcount of 24 in 2023). In addition to our employees, we engaged a number of consultants and service providers to complement our internal resources.

E.	Share Ownership.

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A.	Major shareholders.

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2024 by:

●	each beneficial owner of 5% or more of our outstanding shares;
●	each of our directors and executive officers; and
●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares that can be acquired within 60 days of December 31, 2024. Percentage ownership calculations are based on 128,292,969 shares issued and outstanding, excluding 56,061,527 treasury shares indirectly held through our wholly-owned subsidiary Addex Pharma SA, as of December 31, 2024, plus consistent with SEC rules on disclosure of beneficial ownership, shares that each security holder has the ability to acquire within 60 days of December 31, 2024, due to outstanding equity interests becoming vested or exercisable. The percentage of shares beneficially owned, shown on the table, reflect these incremental shares that a security holder has the ability to acquire within the time frame noted.

	Number	Percentage
	of shares	of shares
	beneficially	beneficially
	owned	owned
Executive Officers and Directors:
Tim Dyer (1)	17,828,132	13.79%
Vincent Lawton (2)	2,651,595	2.06%
Raymond Hill (3)	1,443,723	1.12%
Roger Mills	*	*
Isaac Manke	*	*
Jake Nunn	*	*
Mikhail Kalinichev	*	*
Lénaïc Teyssédou	*	*
All current directors and executive officers as a group (8 persons) (4)	23,916,163	18.40%
*	Represents beneficial ownership of less than one percent.
(1)	Consist of 16,848,979 shares of which 6,288,411 are not freely tradable as of December 31, 2024, and 979,153 shares issuable upon the exercise of 964,777 outstanding options and 14,376 outstanding warrants.
(2)	Consist of 2,507,987 shares of which 945,257 are not freely tradable as of December 31, 2024, and 143,608 shares issuable upon the exercise of outstanding options.
(3)	Consist of 1,365,532 shares of which 514,453 are not freely tradable as of December 31, 2024, and 78,191 shares issuable upon the exercise of outstanding options.
(4)	Consist of 22,254,361 shares of which 8,092,991 are not freely tradable as of December 31, 2024 and 1,661,802 shares issuable upon the exercise of 1,647,426 outstanding options and 14,376 warrants.

Significant Changes in Percentage Ownership

To our knowledge, other than as provided in the table above, our other filings with the SEC and under the heading “Related Party Transactions” in this Annual Report, there have been no significant changes in the percentage ownership held by our principal shareholders since January 1, 2025.

Voting Rights

As of December 31, 2024, our issued share capital as recorded in the commercial register was CHF 1,843,544.96, consisting of 184,354,496 ordinary shares with a nominal value of CHF 0.01 each. All shares rank pari passu with each other and no preferred shares exist.

Shareholders in the United States

As of December 31, 2024, to the best of our knowledge and assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, we estimate that 13.39% of our issued ordinary shares (including ordinary shares underlying ADSs) as identified in publicly available filings were held in the United States.

B.	Related Party Transactions.

Since January 1, 2023, we engaged in the following transactions with (i) a company that is owned or controlled by one of our Directors or Corporate Officers (iii) a company in which one of our Directors or Corporate Officers are also a Director or Corporate Officer (iii) our major holders of more of 5% of our outstanding voting securities and their affiliates at the time or after the transaction.

Sale of our allosteric modulator drug discovery technology platform and pre-clinical programs

On April 2, 2024, we sold our allosteric modulator drug discovery technology platform and a portfolio of pre-clinical programs to Neurosterix Pharma Sàrl (Neurosterix), a new company funded by Perceptive Xontogeny Venture Fund II L.P, Perceptive Life Sciences Master fund Ltd and Acorn Bioventures 2, L.P (the “Transaction”). Acorn Bioventures 2, L.P is a fund where our Board Member Isaac Manke is a General Partner. As part of the Transaction, Addex received CHF 5.0 million in cash and shares representing 20% indirect equity interest in Neurosterix and concluded a service agreement allowing key members of Addex staff transferred to Neurosterix, including the Chief Executive Officer to support the activities of the Addex Group at zero cost. The fair value of the service agreement amounted to CHF 182,348. As of December 31, 2024, Neurosterix Group owed CHF 7,967 to Addex Group.

April 3, 2023 offering

On April 3, 2023, we sold to Armistice Capital Master Fund Ltd, or Armistice, 7,999,998 ordinary shares in the form of 66,666 ADSs at a price of USD 19.00 per ADS and 23,578,950 pre-funded warrants, in the form of 196,491 ADSs at a price of USD 18.80 per ADS with a remaining strike price of USD 0.20 per ADS. In addition, we granted Armistice Capital Master Fund Ltd, 31,578,948 warrants, in the form of 263,157 ADSs, with a strike price of USD 20.00 per ADS and an exercise period expiring on April 5, 2028. We also amended 9,230,772 warrants in the form of 76,923 ADSs issued on December 21, 2021 and 15,000,000 warrants in the form of 125,000 ADSs issued on July 26, 2022 to reduce the strike price to USD 20.00 per ADS and extend the exercise period to April 5, 2028. The pre-funded warrants are exercisable only if Armistice Capital Master Fund beneficially owns less than 9.99% of our outstanding shares whilst warrants are exercisable only if Armistice Capital Master Fund beneficially owns less than 4.99% of our outstanding shares. All of the pre-funded warrants were exercised in the year ended December 31, 2023. All the warrants remain unexercised at the issuance date of this annual report on form 20F.

	ADSs	ADS Pre-funded	ADS Warrants	ADS Warrants
	purchased	warrants purchased	granted	repriced
	(1)	(1) (2)	(1) (3)	(1) (3)
Major Shareholder at the time of the transaction	66,666	196,491	263,157	201,923
Armistice Capital Master Fund Ltd (4)
(1)	Each ADS represents one hundred and twenty shares.
(2)	Pre-funded warrant ADSs are exercisable only if Armistice Capital Master Fund Ltd beneficially owns less than 9.99% of the outstanding shares.
(3)	Warrant ADSs are exercisable only if Armistice Capital Master Fund Ltd beneficially owns less than 4.99% of the outstanding shares. Warrant ADSs respectively granted and repriced on April 3, 2023, have both an exercise price of USD 20.00 per ADS and will expire on April 5, 2028.
(4)	Armistice Capital Master Fund Ltd, which is wholly owned by Armistice Capital LLC, was a holder of more than 5% of our outstanding shares on April 3, 2023.

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

Under Swiss law, any dividend must be proposed by our board of directors and approved by a shareholders’ meeting. In addition, our auditors must confirm that the dividend proposal of our board of directors conforms to Swiss statutory law and our articles of association. A Swiss corporation may pay dividends only if it has sufficient distributable profits brought forward from the previous business years or if it has distributable reserves, each as evidenced by its audited standalone statutory balance sheet prepared pursuant to Swiss law and after allocations to reserves required by Swiss law and its articles of association have been deducted. Distributable reserves are generally booked either as “free reserves” or as “reserve from capital contributions”. Distributions out of issued share capital, which is the aggregate nominal value of a corporation’s issued shares, may be made only by way of a share capital reduction. See Exhibit 2.4 “Description of Securities”.

B.	Significant Changes.

Not applicable

Item 9. The Offer and Listing.

A.	Offer and Listing Details.

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

See the information set forth in Exhibit 2.4 “Description of Securities,” and the copy of our Articles of Association filed as Exhibit 1.1, which are each incorporated herein by reference.

C.	Material Contracts.

Service Agreement

Pursuant to a service agreement dated April 2, 2024, Neurosterix agreed to allow some employees and executive managers to dedicate a portion of their time for us at zero cost and provide us the access of the administrative offices located at Chemin des Mines 9, Geneva.

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

On January 30, 2024, we entered into an At the Market Offering Agreement with H.C. Wainwright & Co., LLC to sell treasury shares from time to time at our discretion under an ATM program, or the Wainwright Sales Agreement. The agreement with H.C Wainwright has been suspended on April 7, 2024 following the expiration of the prospectus. From January 30, 2024 to April 7, 2024, we have not sold any ADSs under the Wainwright Sales Agreement.

Sale Agency Agreement

On August 24, 2020, we entered into a sale agency agreement with Kepler Cheuvreux to sell treasury shares on Six Swiss Exchange from time to time. The initial termination date of March 31, 2021 has been extended several times to December 31, 2026, with substantive terms aligned with the original agreement. From inception of the sale agency agreement with Kepler Cheuvreux to the publication of our Annual Report on Form 20-F, we generated gross proceeds of CHF 2.7 million.

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

Under terms of the agreement, we have granted Indivior an exclusive license to use relevant patents and know-how in relation to the development and commercialization of drug candidates selected by Indivior. Subject to agreed conditions, Addex and Indivior jointly own all intellectual property rights that are jointly developed, and Addex or Indivior individually own all intellectual property rights that Addex or Indivior develop individually. Addex has retained the right to select compounds from the research program for further development in areas outside the interest of Indivior including chronic cough. Under certain conditions, but subject to certain consequences, Indivior may terminate the agreement.

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

The initial two-year research term was expected to run from May 2018 to April 2020. In 2019, Indivior agreed an additional research funding of USD 1.6 million, for the research period. On October 30, 2020, the research term was extended until June 30, 2021 and Indivior agreed to additional research funding of USD 2.8 million. Effective May 1, 2021, the research term was extended until July 31, 2022 and Indivior agreed additional research funding of CHF 3.7 million, of which CHF 2.7 million has been paid to us and CHF 1.0 million paid directly by Indivior to third party suppliers that are supporting the funded research program. In August 2022, the research agreement was extended until March 31, 2023 with additional research funding of CHF 0.85 million. The reserved indications, where Addex retains exclusive rights to develop its own independent GABAB PAM program, were also expanded to include chronic cough. Effective November 1, 2022 the research term was extended until June 30, 2023 and Indivior agreed to additional research funding of CHF 0.95 million. Effective July 1, 2023, the research term was extended until June 30, 2024 and Indivior agreed to additional research funding of CHF 2.7 million including CHF 1.1 million received directly by us and CHF 1.6 million paid directly by Indivior to third party suppliers that are supporting the funded research program.

On August 27, 2024, Indivior selected a compound for future development in substance use disorder and now undertake all future development of their selected compound. Under the terms of the agreement, we have also exercised our right to select a compound to advance our own independent GABAB PAM program for the treatment of chronic cough. In addition, we are as well eligible for payments on successful achievement of pre-specified clinical, regulatory and commercial milestones totaling USD 330 million. In addition, we are eligible for tiered royalties from high single digits to low double digits on net sales of applicable products on a country-by country-basis. The term of the royalty for each licensed product in any particular country commences on such product’s launch and ends on the latest of ten -year anniversary of launch, expiration of certain applicable patent rights, and expiration of certain applicable marketing or data exclusivity periods.

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

Collaboration Agreement with Janssen for Development of Novel mGlu2 PAM Compounds, including ADX71149, for the Treatment of CNS and Related Diseases

On December 31, 2004, we entered into a collaboration and license agreement with Janssen Pharmaceuticals, Inc., or Janssen, for the discovery, development and commercialization of novel mGlu2 PAM compounds for the treatment of CNS and related diseases. We agreed with Janssen to an initial research term and duration of two years that could have been extended if parties mutually agreed thereto in writing. The agreement was not extended beyond 2007. ADX71149 is one of the drug candidates discovered and selected for development by Janssen under the agreement. In 2012, Janssen announced completion of a Phase 2a clinical trial in Europe with ADX71149 for the treatment of schizophrenia demonstrating proof of principal in patients with negative symptoms of schizophrenia, such as apathy, social withdrawal, loss of emotional expression or sleep disorders. Janssen also conducted a Phase 2a clinical trial with ADX71149 for the treatment of patients with anxious depression, which failed to show statistically significant effects. In 2015 and 2018, Janssen scientists published studies demonstrating synergies with Keppra (a globally commercialized antiepileptic drug) in preclinical models of epilepsy. Janssen conducted a placebo-controlled Phase 2a proof of concept clinical trial of ADX71149 in epilepsy patients from 2021 to 2024. Janssen concluded that the Phase 2 study did not achieve statistical significance for the primary endpoint of time for patients to reach baseline seizure count when ADX71149 was added to standard of care.

On April 17, 2025, we announced that our partner Janssen terminated our partnership agreement and returned to us the program including all related intellectual property to the Group. We are currently evaluating the future development of ADX71149.

Under our agreement with Janssen, we had granted Janssen an exclusive license to use relevant patents and know-how in relation to the development and commercialization of drug candidates selected by Janssen under the agreement and a non-exclusive worldwide license to conduct research on the collaboration compounds using relevant patents and know-how.

Janssen had sole responsibility, including funding liability, for development of selected compounds under the agreement through preclinical and clinical trials, as well as registration procedures and commercialization, if any, in the United States, Japan, the United Kingdom, Germany, France, Spain and Italy. Janssen had the right to design development programs for selected compounds under the agreement. Through our participation in a joint development committee, we reviewed, in an advisory capacity, any development programs designed by Janssen. However, Janssen had authority over all aspects of the development of selected compounds.

Under the terms of the Janssen agreement, we received an upfront fee of € 4.6 million and research funding of € 6.4 million during the research period, which ran from 2005 to 2007. In addition, we were eligible for payments on successful achievement of pre-specified clinical and regulatory milestones. We were also eligible for low double digit royalties on net sales of applicable products on a country-by country-basis and on a product by product basis, for a period commencing on the date of first sale and ending upon the latest of the expiration of twelve years from the date of first sale of a product in a given country or the last to expire of our patents containing a claim covering composition of compound comprised in a product sold by Janssen, its affiliates or sublicensees in such country. We received a € 1.5 million milestone payment in relation to the entry of ADX71149 into Phase 1 in July 2009 and a € 2.6 million milestone payment in relation to the entry of ADX71149 into Phase 2 in June 2011. We were eligible for a further €109 million in success-based development and regulatory milestones and low double-digit royalties on net sales.

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

Passive Foreign Investment Company Rules

Based on the nature and composition of our income, assets and activities for our taxable year ended December 31, 2024, we believe that we were classified as a PFIC for our taxable year ended December 31, 2024 and may be a PFIC in future years. The application of the PFIC rules is subject to uncertainty in several respects, and therefore, no assurances can be provided with respect to our PFIC status for our taxable year ended December 31, 2024 or with regard to our PFIC status in any other past, the current or any future taxable year.

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

Under the income test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how, and how quickly, we spend the cash we raise in any offering. Our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2024 or any future taxable year.

A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change from year to year and we have not yet made any determination as to our expected PFIC status for the current year.

The total value of our assets for purposes of the asset test generally will be calculated using the market price of our shares or ADSs representing our shares, which may fluctuate considerably. Fluctuations in the market price of the shares or ADSs representing our shares may result in our being a PFIC for any taxable year. Because of the uncertainties involved in establishing our PFIC status, our United States tax counsel expresses no opinion regarding our PFIC status for our taxable year ended December 31, 2024 or our current, or any other past or future taxable year.

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

Holder makes a QEF Election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. Holder’s income under the QEF Election would not be taxable to the holder. However, a U.S. Holder can only make a QEF election with respect to ADSs in a PFIC if such company agrees to furnish such U.S. Holder with certain tax information annually. For our taxable year ended December 31, 2024, we intend to provide U.S. Holders, upon request, such information as the IRS may require, including a PFIC annual information statement, in order to enable U.S. Holders to make a QEF Election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or that the required information will be provided at a time that will permit a U.S. Holder to make or maintain a QEF Election. We have not determined if we will provide U.S. Holders such information for any subsequent taxable year. A U.S. Holder will increase its tax basis in its shares or ADSs representing our shares by an amount equal to any income included under the QEF Election and will decrease its tax basis by any amount distributed on the shares or ADSs representing our shares that is not included in the holder’s income. However, we do not currently expect to pay distributions with respect to our ADSs. U.S. Holders should consult with their tax advisors regarding the implications of owning stock in a PFIC, including whether and how to make and maintain a QEF Election. In addition, a U.S. Holder will recognize capital gain or loss on the disposition of shares or ADSs representing our shares in an amount equal to the difference between the amount realized and the holder’s adjusted tax basis in the shares or ADSs representing our shares. U.S. Holders should note that if they make QEF Elections with respect to us and lower-tier PFICs, they may be required to pay U.S. federal income tax with respect to their shares or ADSs representing our shares for any taxable year significantly in excess of any cash distributions (which may be zero) received on the shares or ADSs representing our shares for such taxable year. U.S. Holders should consult their tax advisors regarding making QEF Elections in their particular circumstances. If a U.S. Holder does not make and maintain a QEF election for the U.S. Holder’s entire holding period for the shares or ADSs representing our shares by making the election for the first year in which the U.S. Holder owns the shares or ADSs representing our shares, the U.S. Holder will be subject to the adverse PFIC rules discussed above unless the U.S. Holder can properly make a ‘purging election’ with respect to the shares or ADS representing our shares in connection with the U.S. Holder’s QEF Election. A purging election may require the U.S. Holder to recognize taxable gain on the U.S. Holder’s shares or ADSs representing our shares. No purging election is necessary for a U.S. Holder that timely makes a QEF election for the first year in which the U.S. Holder acquired our shares or ADSs representing our shares.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

We operate primarily in Switzerland, Europe and in the United States and are therefore exposed to market risk, which represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. As of December 31, 2024, we had CHF 3.3 million of cash and cash equivalents and we had no debt.

Interest Rate Risk

Our cash is held in readily available checking and money market accounts. As of December 31, 2024, Swiss francs balance represented 81% of the cash and cash equivalents of the company. For the year ended December 31, 2024, we have not paid any effective negative interest rate on Swiss francs cash deposits. As of December 31, 2024, we had no debt and, therefore, no material interest rate risk exposure.

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

A deposit agreement among us, the depositary and the ADS holders sets out the ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. A copy of the deposit agreement, as amended, is incorporated by reference as an exhibit to this Annual Report.

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

Item 15. Disclosure Controls and Procedures.

Our Chief Executive Officer (principal executive officer) and Head of Finance (principal financial officer), after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2024, have concluded that, as of such date, our disclosure controls and procedures were not effective due to two material weaknesses identified during the preparation of the consolidated financial statements and described below. Nevertheless, management believes that the consolidated financial statements and related financial information included in this Annual Report on Form 20-F fairly present in all material respects our financial condition, results of operations and cash flows as in conformity with IFRS Accounting Standards.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Under the supervision and with the participation of our Chief Executive Officer (principal executive officer) and Head of Finance (principal financial officer), management assessed our internal control over financial reporting based upon the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2024 due to two material weaknesses identified during the preparation of our consolidated financial statements that were not initially fully compliant with IFRS Accounting Standards. The summarized financial information related to Neurosterix Group as required by IFRS Accounting Standards for material investments in associates was omitted and the consolidated financial statements provided by Neurosterix Group for the calculation of the share of the net loss of investments accounted for using the equity method were not fully compliant with IFRS Accounting Standards. The Management took measures in order to cure the deficiencies in internal control identified during the preparation of our consolidated financial statements.

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

Item 16C. Principal Accountant Fees and Services.

BDO AG has served as our independent registered public accounting firm for the 2024 and 2023 fiscal years. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	For the years
	ended
	December 31,
	2024	2023

	(CHF in thousands)
Audit Fees	309	275
Audit‑Related Fees	38	47
Tax Fees	—	—
Other Fees	—	—
Total	347	322

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

“Other Fees” consist of advisory services relating to the adoption or application of IFRS Accounting Standards.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading policies

Our board of directors has adopted an Insider Trading Policy that governs the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of the Company’s Insider Trading Policy is filed as Exhibit 11.1 to this Annual Report.

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

There were no cybersecurity incidents during the year ended December 31, 2024, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on the Company’s strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3D—Risk Factors” for more information on how material cybersecurity attacks may impact our business.

PART III

Item 17. Financial Statements.

See pages F-1 through F-69 of this Annual Report on Form 20-F.

Item 18. Financial Statements.

Not applicable.

Item 19. Exhibits.

List of exhibits:

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Section/ Exhibit	File Date
1.1	Articles of Association of Addex Therapeutics as of June 28, 2024
1.2	Organizational Rules of the Registrant	F-1	333-235554	3.2	Dec. 17, 2019
2.1	Form of Deposit Agreement	F-6 POS	333-235561	(a)(i) / (a) (ii)	Oct. 6, 2023
2.2	Form of American Depositary Receipt (included in Exhibit 2.1)
2.3	Form of Warrant issued by the Registrant to certain investors on March 28, 2018	F-1	333-235554	4.3	Dec. 17, 2019
2.4	Description of Securities
2.5	Description of American Depositary Shares representing Ordinary Shares of the Registrant	424B3	333-271611	“Description of American Depositary Shares”	October 23, 2023
2.6	Form of warrants issued by the registrant to certain investors on December 16, 2021	F-1	333-262050	“The offering”	Jan. 07, 2022
2.7	Form of warrants issued by the registrant to certain investors on July 22, 2022	F-1	333-266995	“The offering”	Aug. 19, 2022
2.8	Form of warrants issued by the registrant to certain investors on April 3, 2023 and amendment of warrants issued on December 16, 2021 and July 22, 2022	F-1/A	333-271611	“The offering”	June 1, 2023
4.1#	License Agreement between Ortho-McNeil Pharmaceuticals Inc and the Registrant, dated December 31, 2004, as amended	F-1	333-235554	10.1	Dec. 17, 2019
4.2#	License Agreement between Indivior UK Limited and the Registrant, dated January 2, 2018	F-1	333-235554	10.2	Dec. 17, 2019
4.4	Addex Therapeutics Ltd Share Option Plan, as amended	S-8	333-255124	10.4	Apr. 8, 2021
4.5	Addex Therapeutics Ltd Share Option Plan, as amended on July 22, 2022	20-F	001-39179	4.5	March 30, 2023
4.6	Addex Therapeutics Ltd Equity Sharing Certificate Plan, as amended	F-1	333-235554	10.5	Dec. 17, 2019
4.7#	Amendment No.1 to License Agreement between Indivior UK Limited and the Registrant, dated October 30, 2020	F-1	333-235554	10.6	Dec. 14, 2020
4.8#	Sale Agency Agreement between Addex Therapeutics Ltd and Kepler Cheuvreux	20-F	001-39179	4.7	Mar. 11, 2021
4.10#	Amendment No.2 to License Agreement between Indivior UK Limited and the Registrant, dated July 26, 2021	20-F	001-39179	4.10	March 30, 2023
4.13#	Amendment No.3 to License Agreement between Indivior UK Limited and the Registrant effective on August 1, 2022	F-1	333-266995	10.13	Aug. 19, 2022
4.14#	Amendment No.4 to License Agreement between Indivior UK Limited and the Registrant, effective on November 1, 2022	20-F	001-39179	4.14	March 30, 2023
4.16#	Amendment to Sale Agency Agreement between Addex Therapeutics and Kepler Cheuvreux dated June 21, 2022	F-1	333-266995	10.7	Aug. 19, 2022
4.17#	Amendment No. 2 to sale Agency Agreement between Addex Therapeutics and Kepler Cheuvreux dated July 25, 2023	POSAM	333-271611	10.19	Aug. 10, 2023

Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Section/ Exhibit	File Date
4.19#	Amendment No.5 to License Agreement between Indivior UK Limited and the Registrant, dated August 2, 2023	POSAM	333-271611	10.20	Aug. 10, 2023
4.20#	At the Market Offering Agreement, by and between Addex Therapeutics Ltd and H.C Wainwright & Co. LLC dated January 30, 2024	6-K	001-39179	1.1	Jan. 30, 2024
4.21#	Service Agreement between Neurosterix Pharma Sàrl and Addex Pharma SA	20-F	001-39179	4.21	April 18, 2024
4.22#	Amendment No. 3 to sale Agency Agreement between Addex Therapeutics and Kepler Cheuvreux dated April 22, 2025
8.1	List of Subsidiaries	20-F	001-39179	8.1	April 18, 2024
11.1	Insider Trading Policy
12.1	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of BDO AG
97.1	Incentive Compensation Recoupment Policy	20-F	001-39179	97.1	April 18, 2024
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page interactive data file (formatted as inline XBRL) and contained in Exhibit 101)

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

Switzerland

Dated: May 15, 2025

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements – Addex Therapeutics

As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

Pursuant to Rule 3-09 of Regulation S-X, which requires the inclusion of separate audited financial statements for significant investments that are accounted for under the equity method, the audited consolidated financial statements comprise also the separate audited consolidated financial statements for the associate company Neurosterix US Holdings LLC.

Audited Consolidated Financial Statements – Neurosterix US Holdings LLC

As of December 31, 2024 and for the period from April 2 to December 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(BDO AG; Zurich, Switzerland; PCAOB ID#5988)

Shareholders and Board of Directors

Addex Therapeutics Ltd

Geneva, Switzerland

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Addex Therapeutics Ltd (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss, comprehensive profit or loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

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

Zurich, Switzerland, May 15, 2025

Consolidated Financial Statements of
Addex Therapeutics Ltd as at December 31, 2024

Consolidated Balance Sheets

		December 31,	December 31,
	Notes	2024	2023

		Amounts in Swiss francs
ASSETS
Current assets
Cash and cash equivalents	6	3,341,738	3,865,481
Other financial assets	7	6,496	848
Trade and other receivables	7	15,513	110,361
Contract asset	7	—	40,907
Prepayments	7	169,649	217,008
Other current assets	7	7,967	—
Total current assets		3,541,363	4,234,605

Non-current assets
Right-of-use assets	8	41,578	330,332
Property, plant and equipment	9	1,131	22,604
Non-current financial assets	11	7,089	54,344
Investment accounted for using the equity method	24	7,087,142	—
Total non-current assets		7,136,940	407,280

Total assets		10,678,303	4,641,885

LIABILITIES AND EQUITY

Current liabilities
Current lease liabilities	3.2	7,306	273,956
Payables and accruals	12	794,787	2,384,350
Deferred income	13	—	234,978
Total current liabilities		802,093	2,893,284

Non-current liabilities
Non-current lease liabilities	3.2	34,688	70,380
Retirement benefits obligations	21	164,251	443,524
Deferred income	13	—	89,232
Total non-current liabilities		198,939	603,136

Equity
Share capital	14	1,843,545	1,843,545
Share premium	14	266,382,670	266,194,689
Other equity	14	64,620,223	64,620,223
Treasury shares reserve	14	(869,708)	(909,566)
Other reserves		31,062,996	29,814,816
Accumulated deficit		(353,362,455)	(360,418,242)
Total equity		9,677,271	1,145,465

Total liabilities and equity		10,678,303	4,641,885

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Profit or Loss

		December 31,	December 31,	December 31,
	Notes	2024	2023*	2022*

		Amounts in Swiss Francs
Revenue from contract with customer	16	404,102	1,612,953	1,422,438
Other income	17	5,940	4,235	22,521

Operating costs
Research and development		(854,305)	(1,186,692)	(8,244,013)
General and administration		(2,310,970)	(2,673,463)	(3,741,847)
Total operating costs	18	(3,165,275)	(3,860,155)	(11,985,860)

Operating loss		(2,755,233)	(2,242,967)	(10,540,901)

Finance income		26,595	63,964	29,251
Finance expense		(3,547)	(321,150)	(292,306)
Finance result	22	23,048	(257,186)	(263,055)

Share of net loss of investments accounted for using the equity method	24	(2,177,157)	—	—

Net loss before tax from continuing operations		(4,909,342)	(2,500,153)	(10,803,956)
Income tax expense	20	—	—	—
Net loss from continuing operations		(4,909,342)	(2,500,153)	(10,803,956)

Net profit / (loss) from discontinued operations (attributable to equity holders of the Group)	23	11,965,129	(8,056,074)	(10,000,257)

Net profit / (loss) for the period		7,055,787	(10,556,227)	(20,804,213)

Basic and diluted profit / (loss) per share for profit/(loss) attributable to the ordinary equity holders of the Company	25	0.07	(0.14)	(0.46)
From continuing operations		(0.05)	(0.03)	(0.24)
From discontinued operations		0.12	(0.11)	(0.22)

* The comparative information has been re-presented due to discontinued operations that have been reclassed to the financial line called “Net profit or loss from discontinued operations” (note 23). In the other sections of these consolidated financial statements an asterisk will indicate where comparative information has been re-presented

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Profit or Loss

		December 31,	December 31,	December 31,
	Notes	2024	2023*	2022*

		Amounts in Swiss francs
Net profit / (loss) for the period		7,055,787	(10,556,227)	(20,804,213)

Other comprehensive income / (loss)
Items that will never be reclassified to profit and loss:
Share of other comprehensive loss of investments accounted for using the equity method	24	(164,101)	—	—
Remeasurements of retirement benefits obligation related to continuing operations	21	(202,389)	(25,357)	—
Remeasurements of retirement benefits obligation related to discontinued operations	21	(47,348)	(480,810)	1,270,132
Items that may be classified subsequently to profit and loss:
Exchange difference on translation of foreign operations		985	(2,000)	(345)
Other comprehensive income / (loss) for the period, net of tax		(412,853)	(508,167)	1,269,787

Total comprehensive income / (loss) for the year		6,642,934	(11,064,394)	(19,534,426)
From continuing operations		(5,274,847)	(2,527,510)	(10,804,301)
From discontinued operations		11,917,781	(8,536,884)	(8,730,125)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (1/3)

						Foreign
					Treasury	Currency
		Share	Share		Shares	Translation	Other	Accumulated
	Notes	Capital	Premium	Other equity	Reserve	Reserve	Reserves	Deficit	Total
Balance as of December 31, 2021		49,272,952	283,981,361	—	(11,703,279)	(657,525)	25,095,393	(329,057,802)	16,931,100
Net loss for the year		—	—	—	—	—	—	(20,804,213)	(20,804,213)
Other comprehensive income for the year		—	—	—	—	(345)	1,270,132	—	1,269,787
Total comprehensive loss for the year		—	—	—	—	(345)	1,270,132	(20,804,213)	(19,534,426)
Reduction of the nominal value	14	(64,620,223)	—	64,620,223	—	—	—	—	—
Issue of treasury shares	14	16,326,365	—	—	(16,326,365)	—	—	—	—
Exercise ESOP & ESC (treasury shares IFRS 2)	14/15	174,389	—	—	(174,389)	—	—	—	—
Cost of shares issuance		—	(288,131)	—	—	—	—	—	(288,131)
Sales under shelf registration	14	—	(3,275,107)	—	4,500,000	—	—	—	1,224,893
Related costs of sales shelf registration		—	(114,754)	—	—	—	—	—	(114,754)
Sale of pre-funded warrants	14	—	—	—	—	—	2,841,270	—	2,841,270
Cost of pre-funded warrants sold		—	—	—	—	—	(301,841)	—	(301,841)
Exercise of pre-funded warrants		—	(8,792,756)	—	15,978,570	—	(7,160,573)	—	25,241
Value of warrants and pre-funded warrants	14	—	(999,789)	—	—	—	999,789	—	—
Value of share-based services	15	—	—	—	—	—	3,682,073	—	3,682,073
Movement in treasury shares:	14
Net purchases under liquidity agreement		—	(105,433)	—	91,452	—	—	—	(13,981)
Sales agency agreement		—	(890,294)	—	1,355,248	—	—	—	464,954
Costs under sale agency agreement		—	(3,487)	—	—	—	—	—	(3,487)
Balance as of December 31, 2022		1,153,483	269,511,610	64,620,223	(6,278,763)	(657,870)	26,426,243	(349,862,015)	4,912,911

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (2/3)

						Foreign
					Treasury	Currency
		Share	Share		Shares	Translation	Other	Accumulated
	Notes	Capital	Premium	Other equity	Reserve	Reserve	Reserves	Deficit	Total
Balance as of December 31, 2022		1,153,483	269,511,610	64,620,223	(6,278,763)	(657,870)	26,426,243	(349,862,015)	4,912,911
Net loss for the year		—	—	—	—	—	—	(10,556,227)	(10,556,227)
Other comprehensive loss for the year		—	—	—	—	(2,000)	(506,167)	—	(508,167)
Total comprehensive loss for the year		—	—	—	—	(2,000)	(506,167)	(10,556,227)	(11,064,394)
Issue of treasury shares	14	329,000	—	—	(329,000)	—	—	—	—
Exercise ESOP (treasury shares IFRS 2)	14/15	125,272	—	—	(125,272)	—	—	—	—
Cost of treasury shares issuance		—	(30,804)	—	—	—	—	—	(30,804)
Sales under shelf registration	14	—	(920,069)	—	2,079,828	—	—	—	1,159,759
Related costs of sales shelf registration		—	(36,747)	—	—	—	—	—	(36,747)
Sale of pre-funded warrants	14	—	—	—	—	—	3,382,259	—	3,382,259
Cost of pre-funded warrants sold		—	—	—	—	—	(136,327)	—	(136,327)
Exercise of pre-funded warrants		235,790	3,046,123	—	—	—	(3,245,932)	—	35,981
Costs of pre - funded warrants exercised		—	(53,445)	—	—	—	—	—	(53,445)
Value of warrants and pre-funded warrants	14	—	(2,760,143)	—	—	—	2,760,143	—	—
Value of share-based services	15	—	—	—	—	—	1,794,467	—	1,794,467
Movement in treasury shares:	14
Net purchases under liquidity agreement		—	(817)	—	(1,504)	—	—	—	(2,321)
Sales agency agreement	14	—	(2,552,071)	—	3,745,145	—	—	—	1,193,074
Costs under sale agency agreement		—	(8,948)	—	—	—	—	—	(8,948)
Balance as of December 31, 2023		1,843,545	266,194,689	64,620,223	(909,566)	(659,870)	30,474,686	(360,418,242)	1,145,465

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (3/3)

						Foreign
					Treasury	Currency
		Share	Share		Shares	Translation	Other	Accumulated
	Notes	Capital	Premium	Other equity	Reserve	Reserve	Reserves	Deficit	Total
Balance as of December 31, 2023		1,843,545	266,194,689	64,620,223	(909,566)	(659,870)	30,474,686	(360,418,242)	1,145,465
Net profit for the year		—	—	—	—	—	—	7,055,787	7,055,787
Other comprehensive loss for the year		—	—	—	—	985	(413,838)	—	(412,853)
Total comprehensive loss for the year		—	—	—	—	985	(413,838)	7,055,787	6,642,934
Cost of treasury shares issuance		—	(7,037)	—	—	—	—	—	(7,037)
Cost of pre - funded warrants exercised		—	(4,259)	—	—	—	—	—	(4,259)
Value of share-based services	15	—	—	—	—	—	1,661,033	—	1,661,033
Movement in treasury shares:	14
Net sales under liquidity agreement		—	(3,709)	—	9,351	—	—	—	5,642
Sales agency agreement	14	—	204,750	—	30,507	—	—	—	235,257
Costs under sale agency agreement		—	(1,764)	—	—	—	—	—	(1,764)
Balance as of December 31, 2024		1,843,545	266,382,670	64,620,223	(869,708)	(658,885)	31,721,881	(353,362,455)	9,677,271

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

		December 31,	December 31,	December 31,
	Notes	2024	2023	2022

		Amounts in Swiss francs
Net profit / (loss) for the period		7,055,787	(10,556,227)	(20,804,213)
Adjustments for:
Net gain on Neurosterix Transaction	23	(13,943,595)	—	—
Value of share-based services	15/23	502,964	1,794,467	3,682,073
Post-employments benefits	21/23	(95,219)	(62,643)	(11,393)
Share of net loss of associates	24	2,177,157	—	—
Depreciation	8/23	260,120	305,952	323,144
Net gain related to lease modification		(2,770)	(318)	—
Net finance cost / (gain)		(99,628)	312,602	215,527
Decrease / (increase) in other financial assets	7/23	(5,648)	2,317	13,980
Increase in trade and other receivables	7/23	93,107	306,514	(252,090)
Decrease/ (increase) in contract asset	7/23	40,907	140,534	(21,805)
Decrease / (increase) in prepayments	7/23	(164,284)	53,386	844,980
Increase in other current assets	7/23	(7,967)	—	—
Decrease in payables and accruals	12/23	(1,146,084)	(613,205)	(427,388)
Increase / (decrease) in deferred income		(38,401)	324,210	—
Net cash used in operating activities		(5,373,554)	(7,992,411)	(16,437,185)

Cash flows from investing activities
Cash received from Neurosterix Transaction	23	5,119,754	—	—
Legal fees paid for Neurosterix Transaction	23	(473,270)	—	—
Purchase of property, plant and equipment	9	(1,273)	(6,842)	(581)
Proceeds from decrease in non-current financial assets		—	—	3,553
Net cash from/(used in) investing activities		4,645,211	(6,842)	2,972

Cash flows from financing activities
Proceeds from sale of treasury shares-shelf registration	14	—	1,159,759	1,224,893
Costs paid on sale of treasury shares-shelf registration		(24,018)	(39,103)	(304,009)
Proceeds from the sale or exercise of pre-funded warrants	14	—	3,418,240	2,866,511
Costs paid on sale or exercise of pre-funded warrants		(36,457)	(163,069)	(576,117)
Sales under sale agency agreement & liquidity agreement movements	14	240,899	1,190,753	450,973
Costs paid on sale of treasury shares under sale agency agreement		(1,764)	(8,948)	(3,487)
Cost paid on issue of treasury shares		—	(53,600)	(248,354)
Principal element of lease payment		(73,688)	(281,793)	(288,076)
Interest received	22	9,165	63,964	29,251
Interest paid	22	(9,219)	(21,607)	(48,897)
Net cash from financing activities		104,918	5,264,596	3,102,688

Decrease in cash and cash equivalents		(623,425)	(2,734,657)	(13,331,525)

Cash and cash equivalents at beginning of the year	6	3,865,481	6,957,086	20,484,836
Exchange difference on cash and cash equivalents		99,682	(356,948)	(196,225)
Cash and cash equivalents at end of the year	6	3,341,738	3,865,481	6,957,086

During the twelve-month period ended December 31, 2024, the Group reported a net gain on Neurosterix Transaction of CHF 13.94 million of which CHF 8.87 million relates to non-cash items including CHF 9.43 million for the fair value of its 20 % participation in Neurosterix US Holdings LLC and CHF 0.2 million for the fair value of the service agreement provided at zero cost partially offset by the accelerated vesting of equity incentive units of employees transferred to Neurosterix Pharma Sàrl amounting to CHF 1.2 million (note 23). During the same period, the share of the net loss of associates amounted to CHF 2.2 million.

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

(Amounts in Swiss francs)

1. General information

Addex Therapeutics Ltd (the “Company”) and its subsidiaries (together, the “Group”) are a clinical stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders.

The Company is a Swiss stockholding corporation domiciled c/o Addex Pharma SA, Chemin des Aulx 12, CH 1228 Plan-les-Ouates, Geneva, Switzerland and the parent company of Addex Pharma SA, Addex Pharmaceuticals France SAS and Addex Pharmaceuticals Inc. Addex Therapeutics also owns a 20% equity interest in Neurosterix US Holdings LLC, USA. Neurosterix US Holdings LLC fully owns directly Neurosterix Swiss Holdings AG, Switzerland and indirectly Neurosterix Pharma Sàrl whose principal place of business is Chemin des Mines 9, CH 1202 Geneva, Switzerland.

The Groups principal place of business is Chemin des Mines 9, CH 1202 Geneva, Switzerland. Its registered shares are traded at the SIX Swiss Exchange, under the ticker symbol ADXN and its American Depositary Shares (ADSs) on the Nasdaq Stock Market under the symbol “ADXN”. ADSs represents shares that continue to be admitted to trading on SIX Swiss Exchange.

These consolidated financial statements have been approved for issuance by the Board of Directors on 24 April, 2025.

2. Summary of material accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements of Addex Therapeutics Ltd have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards), and under the historical cost convention.

The preparation of financial statements in conformity with IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4 “Material accounting estimates and judgements”.

Due to rounding, numbers presented throughout these consolidated financial statements may not add up precisely to the totals provided. All ratios and variances are calculated using the underlying amount rather than the presented rounded amount.

Where necessary, comparative figures have been revised to conform with the current year 2024 presentation. In particular, we re-presented the consolidated statements of profit or loss and comprehensive income or loss for the year ended December 31, 2023, in order to reclass discontinued operations in accordance with IFRS 5 (note 23). In addition, the ADS numbers previously disclosed have been amended following the change in ADS ratio executed on October 23, 2023, from one ADS to six shares to a new ratio of one ADS to one hundred and twenty shares. The ADS ratio change had the same effect as a one to twenty ADS reverse split and except as otherwise indicated, all information in these consolidated financial statements gives retroactive effect to the ADS Ratio Change.

2.2	Standards and interpretations published by the IASB

New and amended standards adopted by the Group

A number of new or amended standards and interpretations became applicable for financial reporting periods beginning on or after January 1, 2024. Of the latter, the Group noted the publication of IFRS S1 (General requirement for disclosure of sustainability-related financial information) and IFRS S2 (climate – related Disclosures). The Group concluded that those new IFRS Accounting Standards were not relevant as the Group did not opt for the publication of a sustainability report in accordance with Six Swiss Exchange listing rules.

There are other new standards, amendments and interpretations which have been deemed by the Group as currently not relevant, hence are not listed or discussed further here.

New standards and interpretations not yet adopted by the Group

The Group is currently assessing the potential impacts of the various new and revised standards and interpretations that will be mandatory from January 1, 2025, which the Group has not yet applied. Based on an analysis to date, the Group does not anticipate that these will have a material impact on the Group’s overall results and financial position. The Group is also assessing other new and revised standards which are not mandatory until after 2025 and noted that IFRS 18 – Presentation and Disclosure in Financial Statements will replace IAS 1 - Presentation of Financial Statements - from January 1, 2027.

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

The Company currently consolidates the financial operations of its four fully-owned subsidiaries, Addex Pharma SA, Addex Pharmaceuticals Inc., Neurosterix SA and Addex Pharmaceuticals France SAS. The Group as well owns a 20% equity interest in Neurosterix US Holdings LLC accounted for using the equity method.

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

Shares issued by the Group and the sale of pre-funded warrants are both recorded at the fair value of the proceeds received, net of direct issuance costs. The fair value of pre-funded warrants sold is recorded in equity at the grant date. The Group grants from time-to-time warrants to brokers and investors. The fair value of the warrants is recorded in equity at the grant date.

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

Deferred income tax is recorded on temporary differences arising on investments in subsidiaries, except where the Group deems it probable that the temporary difference will not reverse in the foreseeable future. The temporary differences arising in investments accounted for using the equity method are recorded as deferred income taxes.

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

Under IFRS 15, the Group mainly recognizes as revenue its non-refundable license fees, milestone, research activities and royalties when its customer obtains control of promised services, in an amount that reflects the consideration which the Group expects to receive in exchange for those rendered services. At contract inception, once the contract is determined to be within the scope of IFRS 15, the Group assesses the services promised within each contract and determine those that are performance obligations and assess whether each promised service is distinct. The Group uses the most likely method to estimate any variable consideration and include such consideration in the amount of the transaction price based on an estimated stand-alone selling price. Revenue is recognized for the respective performance obligation when (or as) the performance obligation is satisfied.

2.17	Finance income and expense

Interest received or paid on cash and cash equivalents are classified in the statement of cash flows under financing activities.

2.18	Leases

The Group assesses whether a contract is or contains a lease, at inception of the contract. The Group recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (less than CHF 5 thousand). For these leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

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

Market risk and foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various exposures with respect to the Euro, US dollar and UK pound. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. To manage foreign exchange risk Group Finance maintains foreign currency cash balances to cover anticipated future requirements. The Group’s risk management policy is to economically hedge 50% to 100% of anticipated transactions in each major currency for the subsequent 12 months. The Group has a subsidiary in France and in United States of America, whose net assets are exposed to foreign currency translation risk. In 2024, a 10% increase or decrease in the EUR/CHF exchange rate would have resulted in a CHF 3,783 increase or decrease in net loss and shareholders’ equity as at December 31, 2024 (respectively a CHF 4,901 decrease or increase in 2023 and CHF 7,945 decrease or increase in 2022) a 10% increase or decrease in the GBP/ CHF exchange rate would have resulted in a CHF 2,285 increase or decrease in net loss and shareholders’ equity as at December 31, 2024 (respectively a CHF 15,203 decrease or increase in 2023 and CHF 1,470 increase or decrease in 2022) and a 10% increase or decrease in the USD/CHF exchange rate would have resulted in a CHF 42,913 increase or decrease in net loss and shareholders’ equity as at December 31, 2024 (respectively a CHF 166,581 decrease or increase in 2023 and a CHF 175,837 decrease or increase in 2022). The Group is not exposed to equity price risk or commodity price risk as it does not invest in these classes of investment.

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

The Group is not regulated and not subject to specific capital requirements. The amount of equity depends on the Group’s funding needs and statutory capital requirements. The Group monitors capital periodically on an interim and annual basis. From time to time, the Group may take appropriate measures or propose capital increases to its shareholders to ensure the necessary capital remains intact. The Group did not have any short-term or long-term debt outstanding as of December 31, 2024 and 2023.

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

A reconciliation of the net debt position is detailed as follows:

		Cash and	Other
		cash	financial
	Leases	equivalents	assets	Total
Net asset / (debt) as at January 1, 2023	(373,135)	6,957,086	3,165	6,587,116
Cash flows	281,793	(2,734,657)	(2,317)	(2,455,181)
Effect of modification to lease terms	(252,994)	—	—	(252,994)
Foreign exchange differences	—	(356,948)	—	(356,948)
Net asset / (debt) as at December 31, 2023	(344,336)	3,865,481	848	3,521,993
Cash flows	73,688	(623,425)	5,648	(544,089)
Effect of modification to lease terms	(23,940)	—	—	(23,940)
Disposal	10,178	—	—	10,178
Assets transferred to Neurosterix Pharma Sàrl	242,416	—	—	242,416
Foreign exchange differences	—	99,682	—	99,682
Net asset / (debt) as at December 31, 2024	(41,994)	3,341,738	6,496	3,306,240

In addition, the maturity profile of the Group’s financial liabilities is presented in the table below:

			More	Total	Carrying
	Less than	1 to 5	than	cash out	amount
At December 31, 2024	1 Year	Years	5 Years	flows	liabilities
Lease Liabilities	9,240	38,499	—	47,739	41,994

			More	Total	Carrying
	Less than	1 to 5	than	cash out	amount
At December 31, 2023	1 Year	Years	5 Years	flows	liabilities
Lease Liabilities	293,399	72,350	—	365,749	344,336

As of December 31, 2023, lease liabilities relate to the rent of laboratories, equipment, offices and related spaces used by the Group. Following the Neurosterix transaction executed on April 2, 2024 (note 23), the Group reduced the number of leases.

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

Going concern

The Group’s accounts are prepared on a going concern basis. To date, the Group has financed its cash requirements primarily from share issuances, licensing certain of its research and development stage products and selling its allosteric modulator drug discovery technology platform with a portfolio of preclinical programs. The Group is a development - stage enterprise and is exposed to all the risks inherent in establishing a business. The Group expects that its existing cash and cash equivalents, at the issuance date of these consolidated financial statements will be sufficient to fund its operations and meet all of its obligations as they fall due, through mid-June 2026. The future viability of the Group is dependent on its ability to raise additional capital through public or private financings or collaboration agreements to finance its future operations, which may be delayed due to reasons outside of the Group’s control including health pandemics and geopolitical risks. The sale of additional equity may dilute existing shareholders. The inability to obtain funding, as and when needed, would have a negative impact on the Group’s financial condition and ability to pursue its business strategies. If the Group is unable to obtain the required funding to run its operations and to develop and commercialize its product candidates, the Group could be forced to delay, reduce or stop some or all of its research and development programs to ensure it remains solvent. Management continues to explore options to obtain additional funding, including through collaborations with third parties related to the future potential development and/or commercialization of its product candidates. However, there is no assurance that the Group will be successful in raising funds, closing collaboration agreements, obtaining sufficient funding on terms acceptable to the Group, or if at all, which could have a material adverse effect on the Group’s business, results of operations and financial condition.

The Business of the Group could be adversely affected by health pandemics and geopolitical risks

The business of the Group could be adversely affected by health epidemics and geopolitical risks in regions where the Group or partners have concentrations of clinical trial sites or other business operations and could cause significant disruption in the operations of third-party manufacturers and CROs upon whom the Group or partners rely. Health pandemics may pose the risk that the Group, employees, contractors, collaborators, and partners may be prevented from conducting certain pre-clinical tests, clinical trials or other business activities for an indefinite period of time, including due to travel restrictions, quarantines, “stay-at-home” and “shelter-in-place” orders or shutdowns that have been or may in the future be requested or mandated by governmental authorities. For example, the COVID-19 pandemic has impacted the business of the Group and clinical trials led by the Group or partners, including as a result of delays or difficulties in clinical site initiation, difficulties in recruiting and retaining clinical site investigators and clinical site staff and interruption of the clinical supply chain or key clinical trial activities, such as clinical trial site monitoring, and supply chain interruptions caused by restrictions for the supply of materials for drug candidates or other materials necessary to manufacture product to conduct clinical and preclinical tests. Geopolitical risks such as Russia-Ukraine war or Middle East conflict may create global security concerns including the possibility of an expanded regional or global conflict and potential ramifications such as disruption of the supply chain including research and development activities being conducted by the Group and its strategic partners. Delays in research and development activities of the Group and its partners could increase associated costs and, depending upon the duration of any delays, require the Group and its partners to find alternative suppliers at additional expense. In addition, Russia-Ukraine war has had significant ramifications on global financial markets, which may adversely impact the ability of the Group to raise capital on favorable terms or at all.

Discontinued operations related to the Neurosterix Transaction

On April 2, 2024, the Group sold a part of its business constituting its allosteric modulator drug discovery technology platform and a portfolio of preclinical programs (note 23). As a consequence, the Group recognized discontinued operations in the statements of profit or loss under “net profit or loss from discontinued operations” for the twelve-month period ended December 31, 2024 and 2023 respectively, in accordance with IFRS 5. The Group identified as well, cash flows from discontinued operations for the twelve-month period ended December 31, 2024 and 2023, respectively (note 23). The identification of discontinued operations may require some degree of judgement.

Investments accounted for using the equity method

The Group received an equity interest of 20% in Neurosterix US Holdings LLC as part of the Neurosterix Transaction. The initial recognition of the investment has been accounted at a fair value based on a financial valuation of Neurosterix’s Group. This carrying amount is going to be increased or decreased to recognize the share of profit or loss of Neurosterix’s Group and tested for impairment whenever events or changes in circumstances indicate that it may not be recoverable.

Revenue recognition

Revenue is primarily from fees related to licenses, milestones and research services. Given the complexity of the relevant agreements, judgements are required to identify distinct performance obligations, allocate the transaction price to these performance obligations and determine when the performance obligations are met. In particular, the Group’s judgement over the estimated stand-alone selling price which is used to allocate the transaction price to the performance obligations is disclosed in note 16.

Grants

Grants are recorded at their fair value when there is reasonable assurance that they will be received and recognized as income when the Group has satisfied the underlying grant conditions. In certain circumstances, grant income may be recognized before explicit grantor acknowledgement that the conditions have been met.

Accrued research and development costs

The Group records accrued expenses for estimated costs of research and development activities conducted by third party service providers. The Group records accrued expenses for estimated costs of research and development activities based upon the estimated amount of services provided, but not yet invoiced, and these costs are included in accrued expenses on the balance sheets and within research and development expenses in the statements of profit or loss. These costs are a significant component of research and development expenses. Accrued expenses for these costs are recorded based on the estimated amount of work completed in accordance with agreements established with these third parties.

Due to the nature of estimates, the Group may be required to make changes to the estimates after a reporting period as it becomes aware of additional information about the status or conduct of its research activities.

Share-based compensation

The Group recognizes an expense for share-based compensation based on the valuation of equity incentive units using the Black-Scholes valuation model. A number of assumptions related to the volatility of the underlying shares and to the risk-free rate are made in this model. Should the assumptions and estimates underlying the fair value of these instruments vary significantly from management’s estimates, then the share-based compensation expense would be materially different from the amounts recognized. Had these assumptions been modified within their feasible ranges, i.e. a 20% increase or decrease in the volatility assumption for the twelve - month period ended December 31, 2024 (an increase or decrease of 20% and 10% for the twelve - month periods ended December 31, 2023 and 2022, respectively) and a risk-free rate of 1 or 0.5 for the twelve - month period ended December 31, 2024 (1 or 0.5 for the twelve-month period ended December 31, 2023, 0.5 or 0 for the twelve - month period ended December 31, 2022), and the Group calculated the share-based compensation based on the higher and lower values of these ranges, share-based compensation expense in 2024 would have been CHF 1.3 million or CHF 1.9 million, respectively CHF 1.3 million or CHF 2.1 million in 2023 and CHF 3.0 million or CHF 4.3 million in 2022. This is compared to the total amount recognized as an expense in the statement of profit or loss for respectively CHF 1.7 million in 2024, CHF 1.8 million in 2023 and CHF 3.7 million in 2022. Additional information is disclosed in note 15.

Equity instruments

The group records in equity the pre - funded warrants sold to investors and the warrants granted to investors at a fair value calculated using Black - Scholes model.

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

Information about products, services and major customers

External income of the Group for the years ended December 31, 2024, 2023 and 2022 is derived from the business of discovery, development and commercialization of pharmaceutical products. Income was earned from rendering of research services to a pharmaceutical company and grants earned.

Information about geographical areas

External income is exclusively recorded in the Swiss operating company.

Analysis of revenue from contract with customer and other income by nature is detailed as follows:

	2024	2023*	2022*
Collaborative research funding	404,102	1,612,953	1,422,438
Other service income	5,940	4,235	22,521
Total	410,042	1,617,188	1,444,959

Analysis of revenue from contract with customer and other income by major counterparties is detailed as follows:

	2024	2023*	2022*
Indivior PLC	404,102	1,612,953	1,422,438
Other counterparties	5,940	4,235	22,521
Total	410,042	1,617,188	1,444,959

For more detail, refer to note 16, “Revenue from contract with customer” and note 17 “Other Income”.

The geographical allocation of long-lived assets is detailed as follows:

	December 31,	December 31,
	2024	2023
Switzerland	7,136,602	406,946
France	338	334
Total	7,136,940	407,280

The geographical analysis of operating costs is as follows:

	2024	2023*	2022*
Switzerland	3,129,444	3,844,670	11,954,516
United States of America	31,276	11,117	26,748
France	4,555	4,368	4,597
Total operating costs (note 18)	3,165,275	3,860,155	11,985,860

There was capital expenditure of CHF 1,273 in 2024 and CHF 6,842 in 2023.

6. Cash and cash equivalents

	December 31,	December 31,
	2024	2023
Cash at bank and on hand	3,341,738	3,865,481
Total cash and cash equivalents	3,341,738	3,865,481

Split by currency:

	December 31,	December 31,
	2024	2023
CHF	80.84%	39.88%
USD	14.90%	56.22%
EUR	2.42%	3.03%
GBP	1.84%	0.87%
Total	100.00%	100.00%

The Group earns interest on USD cash and cash equivalents and no longer pays interest on CHF cash and cash equivalents from the third quarter of 2022. The Group invests its cash balances into a variety of current and deposit accounts mainly with two Swiss bank whose external credit rating is P-1/A-1.

All cash and cash equivalents were held either at banks or on hand as of December 31, 2024 and December 31, 2023.

Credit quality of cash and cash equivalents

The table below shows the cash and cash equivalents by credit rating of the major counterparties:

	December 31,	December 31,
	2024	2023
External credit rating of counterparty
P-1 / A-1	3,302,810	3,269,523
P-2 / A-1	6,681	286,399
Other	32,132	309,446
Cash on hand	115	113
Total cash and cash equivalents	3,341,738	3,865,481

External credit ratings of counterparties were obtained from Moody’s (P-) or Standard & Poor’s (A-)

7. Other current assets

	December 31,	December 31,
	2024	2023
Other financial assets	6,496	848
Trade and other receivables	15,513	110,361
Contract asset (Indivior PLC)	—	40,907
Prepayments	169,649	217,008
Other current assets	7,967	—
Total other current assets	199,625	369,124

Other current assets decreased by CHF 0.2 million as of December 31, 2024 compared to December 31, 2023 mainly due to a decrease of CHF 0.1 million in the trade and other receivables whose evolution is driven by the termination of the research agreement with Indivior on June 30,2024. The Group applies the IFRS 9 simplified approach to measuring expected credit losses (“ECL”), which uses a lifetime expected loss allowance for all contract assets, trade receivables and other receivables. The Group has considered that the contract asset, trade receivables and other receivables have a low risk of default based on historic loss rates and forward-looking information on macroeconomic factors affecting the ability of the third parties to settle invoices. As a result, expected loss allowance has been deemed as nil as of December 31, 2024 and December 31, 2023.

8. Right-of-use assets

Year ended December 31, 2023	Properties	Equipment	Total
Opening net book amount	353,097	4,516	357,613
Depreciation charge	(277,885)	(2,708)	(280,593)
Effect of lease modifications	253,312	—	253,312
Closing net book amount	328,524	1,808	330,332

As of December 31, 2023	Properties	Equipment	Total
Cost	1,725,162	13,542	1,738,704
Accumulated depreciation	(1,396,638)	(11,734)	(1,408,372)
Net book value	328,524	1,808	330,332

Year ended December 31, 2024	Properties	Equipment	Total
Opening net book amount	328,524	1,808	330,332
Depreciation charge	(73,337)	(677)	(74,014)
Effect of lease modifications	23,940	—	23,940
Disposals	(7,408)	—	(7,408)
Assets transferred to Neurosterix Pharma Sàrl	(230,141)	(1,131)	(231,272)
Closing net book amount	41,578	—	41,578

As of December 31, 2024	Properties	Equipment	Total
Cost	111,642	—	111,642
Accumulated depreciation	(70,064)	—	(70,064)
Net book value	41,578	—	41,578

The gross value of the right of use assets decreased by CHF 1,627,062 between December 31, 2023, and December 31, 2024, primarily due to the transfer of assets to Neurosterix Group on April 2, 2024 (note 23). As a consequence, the depreciation charge has been reduced. For the year ended December 31, 2024, the Group recorded a depreciation charge of CHF 0.1 million (respectively CHF 0.2 million for 2023 and 2022) as part of research and development expenses and close to nil (respectively CHF 0.1 million for 2023 and 2022) as part of general and administration expenses.

The total cash outflows for the principal element of lease payment amounted to CHF 0.1 million for the year ended December 31, 2024 and CHF 0.3 million for the year ended December 31, 2023. The maturity analysis of lease liabilities is presented under note 3.2.

9. Property, plant and equipment

		Furniture &	Chemical
Year ended December 31, 2023	Equipment	fixtures	library	Total
Opening net book amount	41,121	—	—	41,121
Additions	6,842	—	—	6,842
Depreciation charge	(25,359)	—	—	(25,359)
Closing net book amount	22,604	—	—	22,604

		Furniture &	Chemical
As of December 31, 2023	Equipment	fixtures	library	Total
Cost	1,721,251	7,564	1,207,165	2,935,980
Accumulated depreciation	(1,698,647)	(7,564)	(1,207,165)	(2,913,376)
Net book value	22,604	—	—	22,604

		Furniture &	Chemical
Year ended December 31, 2024	Equipment	fixtures	library	Total
Opening net book amount	22,604	—	—	22,604
Additions	1,273	—	—	1,273
Depreciation charge	(3,759)	—	—	(3,759)
Assets transferred to Neurosterix Pharma Sàrl	(18,987)	—	—	(18,987)
Closing net book amount	1,131	—	—	1,131

		Furniture &	Chemical
As of December 31, 2024	Equipment	fixtures	library	Total
Cost	84,775	—	—	84,775
Accumulated depreciation	(83,644)	—	—	(83,644)
Net book value	1,131	—	—	1,131

The gross value of property, plant and equipment decreased by CHF 2,851,205 between December 31, 2023, and December 31, 2024, primarily due to the transfer of fixed assets to Neurosterix Group on April 2, 2024 for a gross amount of CHF 2,596,458 and disposals amounting to CHF 256,020.

For the year ended December 31, 2024, the Group recorded a depreciation charge of CHF 3,096 (CHF 22,572 in 2023 and CHF 26,615 in 2022) as part of research and development expenses and CHF 663 (CHF 2,787 in 2023 and CHF 4,956 in 2022) as part of general and administration expenses.

10. Intangible assets

	Service
Period ended December 31, 2024	agreement	Total
Opening net book amount	—	—
Additions	182,348	182,348
Depreciation charge	(182,348)	(182,348)
Closing net book amount	—	—

	Service
As of December 31, 2024	agreement	Total
Cost	182,348	182,348
Accumulated depreciation	(182,348)	(182,348)
Net book value	—	—

The service agreement relates to staff and infrastructure provided by Neurosterix Pharma Sàrl at zero cost in accordance with the Neurosterix Transaction (note 23). The depreciation charge was recognized at the rate at which these services were provided.

11. Non-current financial assets

	December 31,	December 31,
	2024	2023
Security rental deposits	7,089	54,344
Total non‑current financial assets	7,089	54,344

Security rental deposits relate to office space. The applicable interest rate to such deposits is immaterial, and therefore, the value approximates amortized cost.

12. Payables and accruals

	December 31,	December 31,
	2024	2023
Trade payables	253,290	984,384
Social security and other taxes	22,649	164,609
Accrued expenses	518,848	1,235,357
Total payables and accruals	794,787	2,384,350

All payables mature within 3 months. Accrued expenses and trade payables primarily relate to R&D services from contract research organizations, consultants and professional fees. The total amount of payables and accruals decreased by CHF 1.6 million as of December 31, 2024 compared to December 31, 2023 mainly due to the sale of a part of our business on April 2, 2024 (note 23). The carrying amounts of payables do not materially differ from their fair values, due to their short-term nature.

13. Deferred income

The Group expects the deferred income to be recognized as follows:

	December 31, 2024	December 31, 2023
Expected income recognition in year one after the balance sheet date	—	234,978
Expected income recognition in year two after the balance sheet date	—	89,232
Total deferred income	—	324,210

The deferred income relates to a grant from Eurostars/Innosuisse. See note 17 “other income” for further information related to the Eurostars/Innosuisse project.

14. Share capital

	Number of shares
	Common	Treasury
	shares	shares	Total
Balance as of January 1, 2023	115,348,311	(38,214,291)	77,134,020
Issue of shares - treasury shares	32,900,000	(32,900,000)	—
Issue of shares - exercise ESOP	12,527,235	—	12,527,235
Sale of shares under shelf registration	—	7,999,998	7,999,998
Exercise of pre-funded warrants(1)	23,578,950	—	23,578,950
Sale of shares under sale agency agreement	—	4,006,373	4,006,373
Net purchase of shares under liquidity agreement	—	(43,872)	(43,872)
Acquisition of shares forfeited from DSPPP	—	(7,311)	(7,311)
Balance as of December 31, 2023	184,354,496	(59,159,103)	125,195,393
Shares reclassed as treasury shares under IFRS 2	—	(29,958,807)	(29,958,807)
Balance as of December 31, 2023 IFRS 2	184,354,496	(89,117,910)	95,236,586
(1) In accordance with Swiss law, the issuance of 6,120,000 new shares through the exercise of pre-funded warrants from December 12, 2023 to December 31, 2023, have been registered in the commercial register on February 20, 2024. As of December 31, 2023, the amount of the share capital as registered in the commercial register is CHF 1,782,344.96 divided into 178,234,496 shares.

	Number of shares
	Common	Treasury
	shares	shares	Total
Balance as of January 1, 2024(1)	184,354,496	(59,159,103)	125,195,393
Sale of shares under sale agency agreement	—	3,050,665	3,050,665
Net sale of shares under liquidity agreement	—	55,450	55,450
Acquisition of shares forfeited from DSPPP	—	(8,539)	(8,539)
Balance as of December 31, 2024	184,354,496	(56,061,527)	128,292,969
Shares reclassed as treasury shares under IFRS 2	—	(29,950,268)	(29,950,268)
Balance as of December 31, 2024 IFRS 2	184,354,496	(86,011,795)	98,342,701

(1) In accordance with Swiss law, the issuance of 6,120,000 new shares through the exercise of pre-funded warrants from December 12, 2023 to December 31, 2023, have been registered in the commercial register on February 20, 2024. As of January 1, 2024, the amount of the share capital as registered in the commercial register is CHF 1,782,344.96 divided into 178,234,496 shares.

As of December 31, 2024, 128,292,969 shares were outstanding excluding 56,061,527 treasury shares directly held by Addex Pharma SA and including 29,950,268 outstanding shares benefiting from our DSPPP, considered as treasury shares under IFRS 2 (see note 15). As of December 31, 2023, 125,195,393 shares were outstanding excluding 59,159,103 treasury shares directly held by Addex Pharma SA and including 29,958,807 outstanding shares benefiting from our DSPPP, considered as treasury shares under IFRS 2 (see note 15). All shares have a nominal value of CHF 0.01.

The Group maintains a liquidity agreement with Kepler Cheuvreux (“Kepler”). Under the agreement, the Group has provided Kepler with cash and shares to enable them to buy and sell the Company’s shares. As of December 31, 2024, 116,622 (December 31,2023: 172,072) treasury shares are recorded under this agreement in the treasury share reserve and CHF 6,496 (December 31,2023: CHF 848) is recorded in other financial assets.

During the year 2024, the Group sold 3,050,665 treasury shares under the sale agency agreement with Kepler Cheuvreux at an average price of CHF 0.08 per share for gross proceeds of CHF 235,257 (during the year 2023, the Group sold 4,006,373 treasury shares at an average price of CHF 0.30 per share for gross proceeds of CHF 1,193,074).

On February 20, 2024, in accordance with Swiss law, the company registered in the commercial register 6,120,000 new shares issued out of conditional capital from December 12, 2023 to December 31, 2023 following the exercise of pre-funded warrants granted to one institutional investor on April 3, 2023.

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

15. Share-based compensation

The total share-based compensation expense recognized as continuing operating costs in the statement of comprehensive profit or loss for equity incentive units granted to Board Members, Executive Managers, employees and consultants has been recorded under the following headings:

	2024	2023	2022
Research and development	2,089	30,190	137,914
General and administration	173,194	250,010	539,794
Total share-based compensation for continuing operations	175,283	280,200	677,708

The total share-based compensation expense recognized as discontinued operating costs in the statement of comprehensive profit or loss under “net profit or loss from discontinued operations” for equity incentive units granted to Board Members, Executive Managers, employees and consultants has been recorded under the following headings:

	2024	2023	2022
Research and development	113,709	540,470	909,484
General and administration	213,972	973,797	2,094,881
Total share-based compensation for discontinued operations	327,681	1,514,267	3,004,365

As part of the Neurosterix Transaction executed on April 2, 2024, the accelerated vesting of equity incentive units of employees and Executive Managers transferred to Neurosterix Pharma Sàrl amounted to CHF 1.2 million and was included in the net gain of the sale of activities (note 23).

The share-based compensation expense recognized as discontinued operations decreased by CHF 1.5 million in 2023 compared to 2022 primarily due to the reduction of the strike price of equity incentive units executed in 2022.

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

Movements in the number of share subscription rights attached to the ESCs outstanding are as follows:

	Average
	subscription
	prices / floor
	prices (CHF)	2022
At January 1	1.54	198,750
Exercised under the DSPPP	0.13	(198,750)
At December 31	—	—

At December 31, 2024, 2023 and 2022, there are no subscription rights attached to the ESCs.

Employee share option plans (ESOP)

The Company established an employee share option plan to provide incentives to directors, executives, employees and consultants of the Group.

During 2024, the Group granted 6,439,124 share options at an exercise price of CHF 0.05 with vesting over 4 years and a 10-year exercise period. Of these share options, 5,413,934 were granted to employees and Executive Managers transferred to Neurosterix Group on April 2, 2024 and the costs of the remaining vesting period were recognized as accelerated vesting under discontinued operations.

During 2023, the Group granted the following options with vesting over 4 years and a 10-year exercise period at the grant date as described in the table below. Grant conditions relating to the strike price have been amended during the year ended December 31, 2023.

			Number of share	Number of
			options granted	share	Number of
			for continuing	options repriced	options exercised
	Strike price at	Expiry date at	and discontinued	to CHF 0.043 on	under
	grant date	grant date	operations	November 27 2023	the DSPPP
January 1, 2023	0.101	Dec. 31, 2032	436,677	—	—
May 12, 2023	0.13	May 11, 2033	12,736,209	12,736,209	12,527,235
July 1, 2023	0.106	June 30, 2033	147,695	—	—
Total 2023			13,320,581	12,736,209	12,527,235

In 2023, 13,320,581 share options were granted of which 12,736,209 were repriced at a strike price of CHF 0.043 on November 27, 2023 and 12,527,235 have been exercised the same day under the DSPPP. Of these share options, 12,521,055 were granted to employees transferred to Neurosterix Group on April 2, 2024 and the costs of the remaining vesting period were recognized as accelerated vesting under discontinued operations.

During 2022, the Group granted the following options with vesting over 4 years and a 10-year exercise period at the grant date as described in the table below. Grant conditions relating to the strike price have been amended during the year ended December 31, 2022.

			Number of share	Number of	Number of
			options granted	share options	share options	Number of
			for continuing	repriced to	repriced to	options exercised
	Strike price at	Expiry date at	and discontinued	CHF 0.19 on	CHF 0.13 on	under
	grant date	grant date	operations	August 2 2022	October 5 2022	the DSPPP
April 12, 2022	1.00	April 11, 2032	3,840,657	3,840,657	3,840,657	3,738,258
April 12, 2022	1.00	Dec. 31, 2031	6,000	6,000	6,000	6,000
April 12, 2022	1.04	Dec. 31, 2031	49,713	—	—	—
May 2, 2022	1.00	May 1, 2032	6,000	6,000	6,000	6,000
October 5, 2022	0.13	Oct. 4, 2032	5,423,076	—	—	5,332,547
October 6, 2022	0.13	Oct. 5, 2032	2,677	—	—	2,677
December 29, 2022	0.20	June 30, 2032	108,955	—	—	—
Total 2022			9,437,078	3,852,657	3,852,657	9,085,482

In 2022, the Group granted 9,437,078 share options of which 3,852,657 were repriced at a strike price of CHF 0.13 on October 5, 2022 and 9,085,482 have been exercised on October 26, 2022 under the DSPPP.

Movements in the number of options outstanding are as follows:

	Average		Average		Average
	strike price		strike price		strike price
	(CHF)	2024	(CHF)	2023	(CHF)	2022
At January 1	0.32	1,570,346	0.55	777,000	2.01	8,615,885
Exercised under the DSPPP	—	—	0.043	(12,527,235)	0.13	(17,240,133)
Granted	0.05	6,439,124	0.13	13,320,581	0.49	9,437,078
Forfeited	0.05	(2,679)	—	—	1.00	(35,830)
At December 31	0.10	8,006,791	0.32	1,570,346	0.55	777,000

At December 31, 2024, of the outstanding 8,006,791 share options (respectively 2023: 1,570,346 and 2022: 777,000), 733,582 were exercisable (respectively 2023: 686,605 and 2022: 389,668).

The outstanding share options as at December 31, 2024 and 2023 have the following expiry dates:

At December 31, 2024	Range of strike prices (CHF)
Expiry date	0.043 to 0.106	0.13	0.14 to 0.99	1.00 to 3.00	Total
2025	—	—	25,000	4,687	29,687
2027	—	56,655	11,385	7,241	75,281
2028	—	59,530	26,085	5,292	90,907
2029	—	—	—	110,500	110,500
2030	—	10,000	—	44,854	54,854
2031	—	40,000	—	73,888	113,888
2032	436,677	192,928	108,955	—	738,560
2033	356,669	—	—	—	356,669
2034	6,436,445	—	—	—	6,436,445
Total	7,229,791	359,113	171,425	246,462	8,006,791

At December 31, 2023		Range of strike prices (CHF)
Expiry date	0.043 to 0.106	0.13	0.14 to 0.99	1.00 to 3.00	Total
2025	—	—	25,000	4,687	29,687
2027	—	56,655	11,385	7,241	75,281
2028	—	59,530	26,085	5,292	90,907
2029	—	—	—	110,500	110,500
2030	—	10,000	—	44,854	54,854
2031	—	40,000	—	73,888	113,888
2032	436,677	192,928	108,955	—	738,560
2033	356,669	—	—	—	356,669
Total	793,346	359,113	171,425	246,462	1,570,346

The weighted average fair value of share options granted during 2024 determined using a Black-Scholes model was CHF 0.035 (2023: CHF 0.08 and 2022: 0.18). The significant inputs to the model were:

	2024	2023	2022
Weighted average share price per share at the grant date	CHF 0.057	CHF 0.14	CHF 0.41
Weighted average strike price per share	CHF 0.050	CHF 0.13	CHF 0.49
Weighted average volatility (1)	64.62%	58.16%	50.34%
Weighted average expected option life (years)	6.25	6.25	6.25
Dividend yield	—	—	—
Weighted average annual risk-free rate	0.84%	0.86%	0.75%

(1) The expected volatility is based on historical share prices of the company

Deferred Strike Price Payment Plan (DSPPP)

The Group has implemented a staff retention plan which includes a DSPPP which encourages Board Members, Executive Managers and employees to exercise their share options or equity sharing certificates and become shareholders of the Company by allowing the deferral of the obligation to pay the strike price until the earlier of the sale of the shares or 10 years. Shares received through the exercise of unvested share options are subject to sales restrictions reflecting the remaining vesting period of exercised equity incentive units. In the event of a change of control, bankruptcy of the Company or forced sale of the shares at a price below the strike price, the deferred strike price payment obligation is waived. Under IFRS 2, the DSPPP is considered to be a non-recourse loan and consequently the options are deemed to be exercised on the date that the loan is repaid. Therefore, neither the shares nor the loan, are outstanding until either the options are exercised by paying the exercise price for the shares (repaying the loan) or the options expire entirely after 10 years without any remaining obligation from the option holders. The DSPPP is considered to be a modification of the equity incentive plan and consequently, the shares issued from the exercise of equity incentive units (“DSPPP Shares”) are recorded as treasury shares and associated share-based compensation is recognized over the remaining vesting period as if the equity incentive units had not been exercised. During the twelve-month period ending December 31, 2024, no options have been exercised through our DSPPP. During the twelve-month period ending December 31, 2023, 12,527,235 options have been exercised through our DSPPP. The modification of the equity incentive plan decreased the fair value by CHF 12,323. This decrease has not been recognized according to IFRS 2. During the twelve - month period ending December 31, 2022, 17,438,883 options have been exercised through our DSPPP and the resulting modification of the equity incentive plan increased the fair value by CHF 63,399 of which CHF 52,216 has been recognized in 2022.

Movements in the number of DSPPP shares are as follows:

	Average		Average		Average
	deferred strike		deferred strike		deferred strike
	price payment		price payment		price payment
	(CHF)	2024	(CHF)	2023	(CHF)	2022
At January 1	0.09	29,958,807	0.13	17,438,883	—	—
Forfeited	0.09	(8,539)	0.13	(7,311)	—	—
Granted - exercise of ESOP & ESC	—	—	0.043	12,527,235	0.13	17,438,883
At December 31	0.099	29,950,268	0.09	29,958,807	0.13	17,438,883

On November 27, 2023 and October 26, 2022, Board Members, Executive Managers and employees exercised 12,527,235 and 17,438,883 equity incentive units, respectively, at a strike price of CHF 0.043 and CHF 0.13, respectively. At December 31, 2024, of the 29,950,268 DSPPP shares (2023: 29,958,807, 2022: 17,438,883 DSPPP shares), 18,512,037 (2023: 12,573,975, 2022: 7,726,415) were not subjected to sales restrictions and 25,234,215 were related to employees and Executive Managers transferred to Neurosterix Group on April 2, 2024.

The DSPPP has the following expiry dates as at December 31, 2024 and 2023:

At December 31, 2024	Range of strike prices (CHF)
Expiry date	0.043	0.13	Total
2033	—	17,427,207	17,427,207
2034	12,523,061	—	12,523,061
Total	12,523,061	17,427,207	29,950,268

At December 31, 2023	Range of strike prices (CHF)
Expiry date	0.043	0.13	Total
2032	—	17,431,572	17,431,572
2033	12,527,235	—	12,527,235
Total	12,527,235	17,431,572	29,958,807

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

Indivior has sole responsibility, including funding liability, for development of selected compounds under the agreement through preclinical and clinical trials, as well as registration procedures and commercialization, if any, worldwide. Indivior has the right to design development programs for selected compounds under the agreement. Through the Group’s participation in a joint development committee, the Group reviews, in an advisory capacity, any development programs designed by Indivior. However, Indivior has authority over all aspects of the development of such selected compounds

Under terms of the agreement, the Group granted Indivior an exclusive license to use relevant patents and know-how in relation to the development and commercialization of product candidates selected by Indivior. Subject to agreed conditions, the Group and Indivior jointly own all intellectual property rights that are jointly developed and the Group or Indivior individually own all intellectual property rights that the Group or Indivior develop individually. The Group has retained the right to select compounds from the research program for further development in areas outside the interest of Indivior including chronic cough. Under certain conditions, but subject to certain consequences, Indivior may terminate the agreement.

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

On February 14, 2019, Indivior terminated the development of their selected compound, ADX71441. Separately, Indivior funds research at the Group, based on a research plan to be mutually agreed between the parties, to discover novel GABAB PAM compounds. These future novel GABAB PAM compounds, if selected by Indivior, become licensed compounds. The Group agreed with Indivior to an initial research term and duration of two years with a funding of USD 4 million over the period for the Group’s R&D costs incurred, that can be extended by twelve-month increments. R&D costs are calculated based on the costs incurred in accordance with the contract. Following Indivior’s selection of one newly identified compound, the Group has the right to also select one additional newly identified compound. The Group is responsible for the funding of all development and commercialization costs of its selected compounds and Indivior has no rights to the Group’s selected compounds. The initial two-year research term was expected to run from May 2018 to April 2020. In 2019, Indivior agreed to an additional research funding of USD 1.6 million, for the research period. On October 30, 2020, the research term was extended until June 30, 2021 and Indivior agreed to additional research funding of USD 2.8 million. Effective May 1, 2021, the research term was extended until July 31, 2022 and Indivior agreed additional research funding of CHF 3.7 million, of which CHF 2.7 million was paid to the Group and CHF 1.0 million paid directly by Indivior to third party suppliers that are supporting the funded research program. In August 2022, the research agreement was extended until March 31, 2023 and Indivior agreed to additional research funding of CHF 0.85 million. The reserved indications, where Addex retains exclusive rights to develop its own independent GABAB PAM program, have also been expanded to include chronic cough. Effective November 1, 2022, the research term was extended until June 30, 2023 and Indivior agreed to additional research funding of CHF 0.95 million. Effective July 1, 2023, the research agreement with Indivior has been extended until June 30, 2024 and Indivior committed additional research funding of CHF 2.7 million including CHF 1.1 million expected to be paid to the Group and CHF 1.6 million paid directly by Indivior to third party suppliers that are supporting the funded research program. On August 27, 2024, Indivior selected a compound for future development in substance use disorder and undertakes all future development of their selected compound. Under the terms of the agreement, the Group has also exercised its right to select a compound to advance its own independent GABAB PAM program for the treatment of chronic cough.

For the year ended December 31, 2024, the Group recognized CHF 0.4 million as revenue in continuing operations (2023: CHF 1.6 million, 2022: CHF 1.4 million). The combined amount of contract asset and trade receivable was close to nil as of December 31, 2024 (December 31, 2023: CHF 0.1 million).

Janssen Pharmaceuticals Inc. (formerly Ortho-McNeil-Janssen Pharmaceuticals Inc.)

On December 31, 2004, the Group entered into a research collaboration and license agreement with Janssen Pharmaceuticals Inc. (JPI). In accordance with this agreement, JPI has acquired an exclusive worldwide license to develop mGlu2 PAM compounds for the treatment of human health. The Group is eligible to receive up to EUR 109 million in success-based development and regulatory milestone, and low double-digit royalties on net sales. The Group considers these various milestones to be variable considerations as they are contingent upon achieving uncertain, future development stages and net sales. For this reason, the Group considers the achievement of the various milestones as binary events that will be recognized as revenue occurs.

In 2024, Janssen completed a Phase 2a proof of concept clinical trial of ADX71149 in epilepsy patients that did not achieve statistical significance for the primary endpoint of time for patients to reach baseline seizure count when ADX71149 was added to standard of care and decided to terminate the development of ADX71149. On April 17, 2025, the Group announced that the license agreement had been terminated and the program and all related intellectual property has been returned to the Group.

No amounts have been recognized under this agreement in 2024, 2023 and 2022.

17. Other income

Under grant agreements with Eurostars/Innosuisse the Group was required to complete specific research activities within a defined period of time. The Group’s funding was fixed and received based on the satisfactory completion of the agreed research activities and incurring the related costs.

In September 2023, the Group was awarded a grant of CHF 0.5 million by Eurostars/Innosuisse to support the mGlu2 NAM program of which CHF 0.3 million were received in December 2023. The Group recognized CHF 38,401 from January 1, 2024 to April 2, 2024, the date when the program was transferred to Neurosterix Pharma Sàrl and recorded as discontinued operations (note 23). The remaining funds and deferred income of CHF 0.3 million recorded as assets and liabilities held for sale as of April 2, 2024, has been transferred to Neurosterix Pharma Sàrl.

The Group additionally recognized other income from IT consultancy agreements.

18. Operating costs

	2024	2023*	2022*
Staff costs (note 19)	242,591	238,527	253,086
Depreciation (notes 8/9)	192,698	11,752	8,814
External research and development costs	435,189	942,714	7,883,522
Patent maintenance and registration costs	283,382	229,227	266,138
Professional fees	1,206,813	1,163,839	1,417,707
D&O insurance	225,772	628,595	1,591,231
Other operating costs	578,830	645,501	565,362
Total operating costs	3,165,275	3,860,155	11,985,860

The evolution of the total operating costs is mainly driven by external research and development expenses, staff costs, D&O insurance, professional fees and other operating costs.

During the year ended December 31, 2024, total operating costs recognized as continuing operations decreased by CHF 0.7 million compared to the year ended December 31, 2023, primarily due to decreased external research and development cost of CHF 0.5 million and lower D&O insurance of CHF 0.4 million, partially offset by increased depreciation of CHF 0.2 million related to the intangible asset recorded at the fair value of the service agreement provided at zero cost (note 10).

During the year ended December 31, 2023, total operating costs recognized as continuing operations decreased by CHF 8.1 million compared to the year ended December 31, 2022, primarily due to decreased dipraglurant related external research and development activities for CHF 6.7 million, reduced D&O insurance for CHF 1.0 million and reduced professional fees for CHF 0.3 million.

During the year ended December 31, 2022, 2023 and 2024, total operating costs recognized as discontinued operations amounted to CHF 10.0 million, CHF 8.1 million and CHF 2.0 million respectively and primarily related to staff costs and external research and development costs (note 23).

19. Staff costs

	2024	2023*	2022*
Wages and salaries	243,629	176,815	172,163
Social charges and insurances	26,843	19,572	19,362
Value of share-based services (note 15)	17,544	29,921	49,241
Retirement benefit (note 21)	(45,425)	12,219	12,320
Total staff costs	242,591	238,527	253,086

During the twelve-month periods ended December 31, 2022, 2023 and 2024, staff costs recognized as continuing operations remained stable around CHF 0.2 million.

During the twelve-month periods ended December 31, 2022, 2023 and 2024, staff costs recognized as discontinued operations amounted to CHF 6.8 million, CHF 5.1 million and CHF 1.4 million, respectively (note 23).

20. Taxes

	December 31, 2024	December 31, 2023	December 31, 2022
Net (loss) from continuing operations before tax	(4,909,342)	(2,500,153)	(10,803,956)
Net gain / (loss) before tax of discontinued operations	11,965,129	(8,056,074)	(10,000,257)
Net gain / (loss) before tax	7,055,787	(10,556,227)	(20,804,213)
Tax calculated at a tax rate of 14.7% for 2024 (13.99% for 2023 and 2022)	(1,037,201)	1,476,816	2,910,509
Effect of different tax rates in USA and France	4,755	1,658	3,801
Deductible expenses charged against equity for issuance of shares	1,758	37,374	98,591
Sale of treasury shares by a subsidiary, recognized as financial loss / (income) in standalone financial statements	(30,103)	485,867	1,666,594
Net loss incurred by Neurosterix Pharma Sàrl from March 19 2024 to April 1, 2024 [1]	79,270	—	—
Expenses not deductible for tax purposes	(229,815)	(321,494)	(434,593)
Permanent difference related to investments accounted for using the equity method	320,042	—	—
Other temporary differences	—	(1,836)	(1,324)
Total tax not recognized as deferred tax (asset) / liability	891,294	(1,678,385)	(4,243,578)
Income tax expense for continuing operations	—	—	—
Income tax expense for discontinued operations	—	—	—
(1)	The Group lost the control of its subsidiary Neurosterix Pharma Sàrl on April 2, 2024, as part of the divestment of a part of its business (note 23).

The Group has decided not to recognize any deferred income tax assets at December 31, 2024, 2023 or 2022. The key factors which have influenced management in coming to this evaluation are the fact that the Group has not yet a history of making profits due to the stage development of its drug products. The net profit of CHF 7.1 million recognized on December 31, 2024 was primarily due to the sale of a part of the business of the Group to Neurosterix Group, generating a discontinued net gain before tax of CHF 11.97 million (note 23).

The amount of deferred income tax assets that arises from sources other than tax losses carried forward and the amount of deferred income tax liabilities remain insignificant compared to the unrecognized tax losses carried forward as of December 31, 2024.

The tax losses carried forward by the Group and their respective expiry dates are as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
2023	—	—	141,425,567
2024	—	290,949	290,949
2025	3,586,490	3,586,490	3,586,490
2026	23,467,840	23,467,840	23,467,840
2027	12,590,566	12,590,566	12,590,566
2028	28,427,419	28,427,419	28,427,419
2029	65,365,173	65,365,173	65,367,349
2030	33,835,017	19,766,179	—
2031	8,224,914	—	—
Total unrecorded tax losses carry forwards	175,497,419	153,494,616	275,156,180

As of December 31, 2024, the unrecorded tax losses carried forward amounted to CHF 175,497,419 (2023: CHF 153,494,616, 2022: CHF 275,156,180). The tax losses carried forward expiring in 2030 increased by CHF 14.0 million following one final tax return received from Swiss tax administration in 2024.

21. Retirement benefit obligations

Apart from the social security plans fixed by the law, the Group sponsors an independent pension plan. The Group has contracted with Swiss Life for the provision of occupational benefits. All benefits in accordance with the regulations are reinsured in their entirety with Swiss Life within the framework of the corresponding contract. This pension solution fully reinsures the risks of disability, death and longevity with Swiss Life. Swiss Life invests the vested pension capital and provides a 100% capital and interest guarantee. The pension plan is entitled to an annual bonus from Swiss Life comprising the effective savings, risk and cost results. Although, as is the case with many Swiss pension plans, the amount of ultimate pension benefit is not defined, certain legal obligations of the plan create constructive obligations on the employer to pay further contributions to fund an eventual deficit; this results in the plan nevertheless being accounted for as a defined benefit plan. All employees are covered by this plan, which is a defined benefit plan. Retirement benefits are based on contributions, computed as a percentage of salary, adjusted for the age of the employee and shared approximately 43% / 57% by employee and employer in 2024. In addition to retirement benefits, the plans provide death and long-term disability benefits to its employees. Liabilities and assets are revised every year by an independent actuary. Assets are held in the insurance company. In accordance with IAS 19 (revised), plan assets have been estimated at fair market values and liabilities have been calculated according to the “projected unit credit” method. The Group paid pension contributions related to continuing activities for CHF 34,686 in 2024 (respectively CHF 23,454 in 2023 and CHF 22,358 in 2022) and recognized a net gain of CHF 45,425 in the statement of Profit or Loss in 2024 primarily due the modification of the plans effective on April 1, 2024.

Employment benefit obligations

The amounts recognized in the balance sheet are determined as follows:

	December 31,	December 31,
	2024	2023
Defined benefit obligation	(2,108,384)	(9,138,045)
Fair value of plan assets	1,944,133	8,694,521
Shortfall on Funded status	(164,251)	(443,524)

The shortfall on funded status amounted to CHF 164,251 and CHF 443,524 as of December 31, 2024 and 2023 respectively and decreased by CHF 0.3 million between both periods primarily due to a reduced number of employees due to the sale of a part of our business on April 2, 2024 (note 23).

The amounts recognized as continuing operations in the statement of comprehensive profit or loss are as follows:

	2024	2023	2022
Current service cost	(20,383)	(13,835)	(13,651)
Past service cost	66,273	1,348	1,826
Interest cost	(23,182)	(8,797)	(4,941)
Interest income	22,717	9,065	4,446
Company pension gain / (cost) (note 19)	45,425	(12,219)	(12,320)

The past service cost of CHF 66,273 recognized in 2024 is primarily due to the modification of pension plans effective on April 1, 2024.

The amounts recognized as discontinued operations in the statement of comprehensive profit of loss under “net profit or loss from discontinued operations” are as follows:

	2024	2023	2022
Current service cost	(59,730)	(254,667)	(291,137)
Past service cost	20,296	25,551	34,633
Interest cost	(34,030)	(166,812)	(93,698)
Interest income	30,971	171,895	84,305
Company pension amount (note 23)	(42,493)	(224,032)	(265,897)

Pension costs related to discontinued activities decreased by CHF 0.2 million between the twelve-month periods ended December 31 2024 and 2023, primarily due to the transfer of the employees to Neurosterix Group in April, 2024. In addition, this transfer generated a positive past service cost of CHF 433,791 recognized in the statement of profit and loss under “net profit or loss from discontinued operations” as net gain related to the sale of activities (note 23).

The movements in the defined benefit obligations during the year are as follows:

	2024	2023
Defined benefit obligation at beginning of year	(9,138,045)	(7,682,529)
Current service cost	(80,111)	(268,097)
Past service cost	520,360	26,899
Interest cost	(57,212)	(171,347)
Employee contributions	(70,748)	(250,290)
Actuarial (loss)/ gain arising from changes in financial assumptions	(176,520)	(671,909)
Actuarial gain arising from changes in demographic assumptions	—	—
Actuarial gain on experience adjustment	(184,372)	22,250
Benefits (paid)/ deposited	7,078,264	(143,022)
Defined benefit obligations at end of year	(2,108,384)	(9,138,045)

The movements in the fair value of plan assets during the year are as follows:

	2024	2023
Fair value of plan assets at beginning of year	8,694,521	7,867,835
Interest income	53,688	180,960
Employee contributions	70,748	250,290
Employer contributions	92,285	298,490
Plan assets loss	111,155	(46,076)
Benefits paid	(7,078,264)	143,022
Fair value of plan assets at end of year	1,944,133	8,694,521

The defined benefit obligations and the fair value of the plan assets decreased between the twelve-month periods ended December 31, 2024 and 2023 primarily due to a reduced number of employees due to the sale of a part of our business on April 2, 2024 (note 23).

As of the date of the preparation of these consolidated financial statements, the 2024 annual report of the pension fund has not yet been issued, and therefore the detailed structures and assets held at December 31, 2024, are not currently available for presentation. However, the detailed assets held at December 31, 2023, which were reported to the Group on May 13, 2024 by its plan administrator, are as follows:

December 31,
2023
Cash	0.40%
Bonds	46.36%
Equity instruments	14.02%
Real estate	24.55%
Mortgages	12.30%
Derivatives	2.37%
Total	100.00%

The principal actuarial assumptions used were as follows:

	December 31, 2024	December 31, 2023
Discount rate	1.00%	1.50%
Mortality tables	BVG2020 GT	BVG2020 GT
Salary growth rate	1.00%	1.20%
Pension growth rate	0.00%	0.00%

The following sensitivity analysis shows the impact of increasing or decreasing certain assumptions on the defined benefit obligation of the Swiss pension plan:

-0.25% increase or decrease in the discount rate would lead to a decrease of 3.99% (2023: 3.23%) or an increase of 4.64% (2023: 3.66%) in the defined benefit obligation.

-	0.25% increase or decrease in the interest rate on retirement savings capital would lead to an increase of 0.09% (2023: 0.76%) or a decrease of 0.08% (2023: 0.74%) in the defined benefit obligation.
-	0.25% increase or decrease in salaries would lead to an increase of 0.06% (2023: 0.08%) or a decrease of 0.03% (2023: 0.07%) in the defined benefit obligation; and
-	+/-1 year in the life expectancy would lead to an increase of 1.54% (2023: 1.23%) or a decrease of 1.59% (2023: 1.28%) in the defined benefit obligation.

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

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.

The estimated employer contributions to pension plans for the financial year 2025 amount to CHF 28,000.

The following table shows the components of the costs recognized in other comprehensive income, related to continuing operations:

	2024	2023
Actuarial (loss)/ gain on defined benefit obligation	(224,221)	(32,545)
Actuarial loss on plan assets	21,832	(2,308)
Change in the effect of the asset ceiling	—	9,496
Total	(202,389)	(25,357)

The following table shows the components of the costs recognized in other comprehensive income, related to discontinued operations:

	2024	2023
Actuarial (loss)/ gain on defined benefit obligation	(136,671)	(617,114)
Actuarial loss on plan assets	89,323	(43,768)
Change in the effect of the asset ceiling	—	180,072
Total	(47,348)	(480,810)

The following table shows the estimated benefit payments related to employee and employer contributions for the next ten years where the number of employees remains constant:

2025	106,000
2026	107,000
2027	107,000
2028	106,000
2029	106,000
2030-2034	444,000

22. Finance result, net

	2024	2023*	2022*
Interest income	9,165	63,964	29,251
Interest expense on leases	(1,938)	(2,221)	(25,878)
Interest cost	(1,609)	(1,644)	(2,068)
Foreign exchange net gain / (losses)	17,430	(317,285)	(264,360)
Finance result, net	23,048	(257,186)	(263,055)

The evolution of the finance result net related to continuing operations is primarily driven by foreign exchanges differences on U.S Dollar cash deposits whose amount has been reduced between the twelve-month period ended December 31, 2024 and 2023.

23. Discontinued operations

On February 8, 2024, the Group signed a non-binding term sheet with Perceptive Advisors related to the divestment of part of its business. On April 2, 2024, the sale became effective. The allosteric modulator drug discovery technology platform and a portfolio of preclinical programs have been divested to a new Swiss company, Neurosterix Pharma Sàrl that has received committed funding of USD 63 million from a syndicate of investors led by Perceptive Advisors (Perceptive Xontogeny Venture Fund II L.P, Perceptive Life Sciences Master Fund Ltd and Acorn Bioventures 2, L.P) (the “Neurosterix Transaction” or “Transaction”). As part of the Transaction, the Group received gross proceeds of CHF 5.0 million in cash and an equity interest representing 20% of Neurosterix US Holdings LLC (note 1). The Group retained its partnerships with Janssen Pharmaceuticals, Inc. and Indivior PLC, as well as unpartnered clinical stage assets including dipraglurant for Parkinson’s disease and post-stroke/TBI recovery and its preclinical GABAB PAM program for chronic cough. The Transaction includes the transfer of the associated R&D staff and infrastructure. As part of the Transaction, the Group and Neurosterix Pharma Sàrl entered into a service agreement which provides the Group with access to certain staff and infrastructure at zero cost to ensure the operation of the Group retained business.

As the allosteric modulator drug discovery technology platform and a portfolio of preclinical programs have been sold on April 2, 2024, such activities have been identified as discontinued operations for the year ended December 31, 2023 and for the period beginning on January 1, 2024 and terminating on April 1, 2024.

Financial performance of discontinued operations:

	2024	2023	2022
Other income	38,401	29,881	—
Research and development	(1,337,936)	(5,716,857)	(6,417,258)
General and administration	(673,259)	(2,351,356)	(3,562,048)
Total operating costs	(2,011,195)	(8,068,213)	(9,979,306)

Operating loss	(1,972,794)	(8,038,332)	(9,979,306)

Finance expense	(5,672)	(17,742)	(20,951)
Net loss before tax	(1,978,466)	(8,056,074)	(10,000,257)
Income tax expense	—	—	—
Net loss from discontinued operations	(1,978,466)	(8,056,074)	(10,000,257)
Net gain / (loss) of the sale of activities after income tax	13,943,595	—	—
Total net gain / (loss) from Discontinued operations	11,965,129	(8,056,074)	(10,000,257)

Operating costs of discontinued operations:

	2024	2023	2022
Staff costs	1,422,182	5,138,331	6,800,016
Depreciation	67,422	294,200	314,330
External research and development cost	333,278	1,805,708	2,146,264
Laboratory consumables	17,735	331,279	319,305
Patent maintenance and registration costs	62,563	140,906	52,056
Professional fees	38,271	—	6,626
Short-term leases	8,329	35,130	29,974
Other operating costs	61,415	322,659	310,735
Total discontinued operating costs	2,011,195	8,068,213	9,979,306

Discontinued operating costs are primarily driven by staff and external research and development costs.

Cash flows of discontinued operations:

	2024	2023	2022
Net profit / (loss) from discontinued operations	11,965,129	(8,056,074)	(10,000,257)
Adjustments for:
Net gain on Neurosterix Transaction	(13,943,595)	—	—
Value of share-based services	327,681	1,514,267	3,004,365
Post-employment benefits	(27,338)	(61,238)	(13,664)
Depreciation	67,422	294,200	314,330
Net gain related to lease modifications	—	(318)	—
Finance cost net	5,672	17,742	20,237
Decrease / (increase) in trade and other receivables	12,702	111,829	5,576
Decrease / (increase) in prepayments	(151,695)	26,065	35,724
Increase in other current assets	(7,967)	—	—
Increase / (decrease) in payables and accruals	(811,126)	5,059	(48,407)
Increase / (decrease) in deferred income	(38,401)	324,210	—
Net cash flow used in operating activities	(2,601,516)	(5,824,258)	(6,682,096)

Net cash flow from / (used in) investing activities
Cash received from Neurosterix Transaction	5,119,754	—	—
Legal fees paid for Neurosterix Transaction	(473,270)	—	—
Purchase of property, plant and equipment	—	(6,842)	(581)
Net cash from / (used) in investing activities	4,646,484	(6,842)	(581)

Cash flows used in financing activities
Principal element of lease payment	(63,772)	(270,294)	(277,138)
Interest paid	(5,672)	(17,742)	(20,237)
Net cash used in financing activities	(69,444)	(288,036)	(297,375)

Net cash from / (used in) discontinued activities	1,975,524	(6,119,136)	(6,980,052)

Net cash flow from discontinued activities amounts to CHF 2.0 million for the year ended December 31, 2024 and includes gross proceeds of CHF 5.0 million from the sale of activities partially offset by the net cash flow used in discontinued operating activities for CHF 2.6 million and legal fees of CHF 0.5 million paid for Neurosterix Transaction.

Details of the net gain of the sale of activities:

2024
Consideration received
Cash in from Neurosterix Pharma Sàrl sale	5,000,000
Fair value of Neurosterix US Holdings LLC’s participation	9,428,400
Net gain on Neurosterix Pharma Sàrl derecognition (IFRS10)	539,250
Retirement benefit obligation of employees leaving the Group (IAS 19)	433,791
Fair value of service agreement	182,348
Net debt liabilities related to Neurosterix Pharma Sàrl (IFRS 16)	11,144
Total disposal consideration	15,594,933

Investment in Neurosterix Pharma Sàrl	(20,000)
Legal fees paid for Neurosterix Transaction	(473,269)
Accelerating vesting ESOP/DSPPP	(1,158,069)
Total costs related to activities sold	(1,651,338)

Net gain on sale before income tax	13,943,595

Income tax expense on gain	—
Net gain on sale after income tax	13,943,595

As of December 31, 2024, the net fair value of the sales of activities amounted to CHF 13.9 million including CHF 5.0 million in cash and CHF 9.4 million for the equity interest of 20% in Neurosterix US Holdings LLC.

24. Interests in associates

On April 2, 2024, the Group received an equity interest of 20% in Neurosterix US Holdings LLC domiciliated in the US and parent company of Neurosterix Pharma Sàrl as part of Neurosterix transaction (note 23). Neurosterix’ Group primarily operates in Switzerland and uses Swiss franc as functional currency and US Dollars as presentation currency.

The carrying amount of the equity-accounted investment in Neurosterix’ Group has changed as follows during the year ended December 31, 2024:

2024
Balance as of January 1,	—
Fair value of Neurosterix US Holdings LLC equity interest	9,428,400
Share of net loss of Neurosterix’s Group	(2,177,157)
Share of other comprehensive loss of Neurosterix’s Group	(164,101)
Balance as of December 31,	7,087,142

The summarized financial information of Neurosterix Group is indicated as below :

December 31, 2024
Current assets	19,488,067
Non-current assets	16,798,610
Current liabilities	2,332,589
Non-current liabilities	2,452,936
Net assets (100%)	31,501,153
Group share of net assets (20%)	6,300,231

The carrying amount of the equity-accounted investment in Neurosterix’ Group amounts to CHF 7.1 million as of December 31, 2024, whilst at the same date the Group share of net assets in Neurosterix amounts to CHF 6.3 million. The difference of CHF 0.8 million is due to the fair value of the equity-accounted investment in Neurosterix initially assessed on April 2, 2024, using a financial valuation method.

2024
Income	298,379
Net loss for the period	(10,885,785)
Other comprehensive loss	(820,507)
Total comprehensive loss	(11,706,292)

25. Profit or loss per share

Basic profit or loss per share is calculated by dividing the profit or loss attributable to equity holders of the Company by the weighted average number of outstanding shares.

Diluted profit per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of outstanding shares adjusted by outstanding options and warrants. Diluted loss per share is calculated excluding our options and warrants as they would be antidilutive and our treasury shares.

	2024	2023	2022
Net loss from continuing operations	(4,909,342)	(2,500,153)	(10,803,956)
Net profit / (loss) from discontinued operations	11,965,129	(8,056,074)	(10,000,257)
Net profit / (loss) attributable to equity holders of the company	7,055,787	(10,556,227)	(20,804,213)

Basic and diluted profit / (loss) per share	0.07	(0.14)	(0.46)
From continuing operations	(0.05)	(0.03)	(0.24)
From discontinued operations	0.12	(0.11)	(0.22)

	2024	2023	2022
Weighted average number of outstanding shares (1)	98,112,826	74,307,635	45,184,865
Weighted average number of outstanding shares including share options and warrants (2)	167,655,827	148,130,555	82,235,990
(1)	For the calculation of basic profit and loss per share and diluted loss per share
(2)	For the calculation of the diluted profit per share

The Company has three categories of dilutive potential shares: treasury shares, share options and warrants which have been ignored in the calculation of the loss per share for the year ended December 31, 2023 and 2024, as they would be antidilutive.

In addition to treasury shares, the total number of dilutive instruments as of December 31, 2024 is 69,683,409 which consists of 8,006,791 share options, 5,866,898 warrants granted to investors on March 28, 2018 and 55,809,720 warrants granted to one investor (9,230,772 warrants on December 21, 2021, 15,000,000 on July 26, 2022 and 31,578,948 on April 3, 2023, respectively). As of December 31, 2023, the total number of dilutive instruments is 63,246,964 and primarily consists of 1,570,346 share options, 5,866,898 warrants granted to investors on March 28, 2018 and 55,809,720 warrants granted to one investor. As of December 31, 2022, the total number of dilutive instruments is 30,874,670 and primarily consists of 777,000 share options, 5,866,898 warrants granted to investors on March 28, 2018 and 24,230,772 warrants granted to one investor.

These options could potentially dilute basic earnings per share in the future.

26. Commitments and contingencies

Capital commitments

As at December 31, 2024 and 2023, the Group has no contracted capital expenditure.

Contingencies

As part of the ordinary course of business, the Group is subject to contingent liabilities in respect of certain litigation. Currently, there is no outstanding litigation with a possible negative effect on the Group.

27. Related party transactions

Related parties include members of the Board of Directors, the Executive Management of the Group and contracts with Neurosterix Group. The following transactions were carried out with related parties:

Key management compensation

	2024	2023	2022

	Continuing operations
Salaries, other short‑term employee benefits and post-employment benefits	341,575	159,775	138,275
Consulting fees	—	17,106	151,639
Share‑based compensation	167,066	239,202	595,962
Total	508,641	416,083	885,876

	2024	2023	2022

	Discontinued operations
Salaries, other short‑term employee benefits and post-employment benefits	664,525	1,484,290	1,480,911
Share‑based compensation	1,260,638	1,297,695	2,600,391
Total	1,925,163	2,781,985	4,081,302

Salaries, other short-term employee benefits and post-employment benefits relate to members of the Board of Directors and Executive Management who are employed by the Group. Consulting fees relate mainly to Roger Mills, a member of the Executive Management who delivered his services to the Group under a consulting contract until 2023. The Group has a net payable to the Board of Directors and Executive Management of CHF 0.1 million as of December 31, 2024 and December 31, 2023. Share-based compensation relates to the fair value of equity incentive units recognized through profit and loss following their vesting plan.

Transactions with Neurosterix Group

On April 2, 2024, Addex Group divested a part of its business to Neurosterix Pharma Sàrl (note 23). As part of the transaction, Addex Group received gross proceeds of CHF 5.0 million in cash, an equity interest of 20% of Neurosterix US Holdings LLC whose fair value amounted to CHF 9.42 million and concluded a service agreement allowing Key Members of Addex staff transferred to Neurosterix Pharma Sàrl, including the Chief Executive Officer to support the activities of the Addex Group at zero cost until December 31, 2024. The fair value of the service agreement amounted to CHF 182,348. As of December 31, 2024, Neurosterix Group owed CHF 7,967 to Addex Group.

28. Events after the balance sheet date

On April 17, 2025, the Group announced that Jansen terminated the license agreement for the development of ADX71149 and returned the program including all related intellectual property to the Group.

INDEPENDENT AUDITOR’S REPORT

Board of Directors

Neurosterix US Holdings LLC

Delaware

Opinion

We have audited the consolidated financial statements of Neurosterix US Holdings LLC and its subsidiaries (the Company), which comprise the consolidated balance sheet as of December 31, 2024, and the related consolidated statements of operations and comprehensive loss, members’ equity, and cash flows for the period from April 2, 2024 to December 31, 2024, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the period from April 2, 2024 to December 31, 2024 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.
●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

BDO AG

Christoph Tschumi	Nigel Le Masurier

May 15, 2025, Zurich, Switzerland

Consolidated Financial Statements of
Neurosterix US Holdings LLC as at December 31, 2024

Consolidated Balance Sheet

as at December 31, 2024

		December 31, 2024
	Notes	Amounts in USD
ASSETS
Current assets
Cash and cash equivalents	5	20,797,039
Accounts receivable, net	6	76,536
Prepaid expenses	6	392,343
Other current assets	6	206,034
Total current assets		21,471,952

Non-current assets
Property, plant and equipment, net	8	134,179
Operating lease right-of-use asset, net	7	16,116
Goodwill	9	5,287,591
Other intangible assets	9	13,070,823
Total non-current assets		18,508,709

Total assets		39,980,661

LIABILITIES AND MEMBERS’ EQUITY

Current liabilities
Accounts payable and accrued expenses	11	2,557,746
Operating lease liabilities, short-term	7	3,522
Other liabilities – related party		8,778
Total current liabilities		2,570,046

Non-current liabilities
Operating lease liabilities, long-term	7	12,594
Employee benefit plan obligation	18	768,640
Deferred tax liabilities	17	1,921,411
Total non-current liabilities		2,702,645

Members’ equity
Contributed capital (total: 92,857,142.86 units including: Class A: 83,571,428.57 units, Class B: 9,285,714.29 units)	12	46,892,857
Additional paid-in capital	13	1,067,007
Treasury units		(371)
Accumulated other comprehensive income		(928,814)
Retained earnings		(12,322,709)
Total member’s equity		34,707,970

Total liabilities and members’ equity		39,980,661

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Operations and Comprehensive Loss

for the period from April 2, 2024 to December 31, 2024

		Period from April 2,
		2024 to December 31,
		2024
	Notes	Amounts in USD
Revenue
Other income	14	337,765
Total Net revenue		337,765

Operating expenses
Research and development	15	(10,074,151)
General and administrative	15	(2,365,668)
Total operating expenses		(12,439,819)

Loss from operations		(12,102,054)

Non-operating income (expense)
Finance income	19	186
Finance expense	19	(220,841)
Total non-operating expenses		(220,655)

Loss before income tax		(12,322,709)
Income tax expense		—
Net loss		(12,322,709)

Other comprehensive income / (loss)
Remeasurements of retirement benefits obligation	18	(1,055,869)
Foreign currency translation adjustment		127,055
Total other comprehensive loss, net of tax		(928,814)

Total comprehensive loss		(13,251,523)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Members’ Equity

for the period from April 2, 2024 to December 31, 2024

					Accumulated
					Other		Total
		Contributed	Additional		Comprehensive	Retained	Members’
	Notes	capital	Paid-In Capital	Treasury units	income / (loss)	Earnings	Equity
Balance as of April 2 2024		—	—	—	—	—	—
Net loss for the period		—	—	—	—	(12,322,709)	(12,322,709)
Remeasurement of retirement benefits obligation	18	—	—	—	(1,055,869)	—	(1,055,869)
Foreign currency translation adjustment		—	—	—	127,055	—	127,055
Contributions from:
Syndicate of investors led by Perceptive Advisors		36,400,000	—	—	—	—	36,400,000
Addex Therapeutics	12	10,400,000	—	—	—	—	10,400,000
Former Addex employees	12	92,857	—	—	—	—	92,857
Class B units transferred to the Group	13	—	—	(371)	—	—	(371)
Share-based compensation	13	—	1,067,007	—	—	—	1,067,007
Balance as of December 31, 2024		46,892,857	1,067,007	(371)	(928,814)	(12,322,709)	34,707,970

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

for the period from April 2, 2024 to December 31, 2024

		Period from April 2,
		2024 to December 31,
		2024
	Notes	Amounts in USD
Cash flows from operating activities:
Net loss		(12,322,709)
Adjustments to reconcile net loss to net cash used in operating activities:
Service transaction agreement	10	(206,243)
Depreciation	8/15	28,775
Value of share-based services	13	1,096,247
Post-employment benefits	18	(55,372)
Foreign exchange differences		231,468
Changes in operating assets and liabilities, net of effects of businesses acquired:
Increase in accounts receivable, net	6/10	(74,617)
Increase in other current assets	6/10	(153,930)
Increase in prepaid expenses	6/10	(159,153)
Increase in payables and accruals	10/11	2,124,352
Decrease in other liabilities - related party	10	(145,203)
Decrease in deferred income	10	(314,906)
Net cash used in operating activities		(9,951,291)

Cash flows used in investing activities
Cash paid for business acquisitions	10	(5,509,035)
Acquisition of property, plant, and equipment	8	(141,266)
Cash balance of Neurosterix Pharma Sàrl on April 2, 2024	10	22,036
Net cash used in investing activities		(5,628,265)

Cash flows from financing activities
Proceeds from members’ contributions	12	36,492,858
Net cash flows from financing activities		36,492,858

Effect of exchange rate changes on cash,		(116,263)

Cash, cash equivalents, and restricted cash:

Net increase during the period		20,797,039
Cash and cash equivalents as of April 2, 2024		—
Cash and cash equivalents at end of period	5	20,797,039

During the period, the Company completed a business combination in which equity units with a fair value of USD 10.4 million were issued as non-cash consideration. Additionally, services valued at USD 0.2 million were provided without charge as part of the transaction. (see note 10).

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

for the period from April 2, 2024 to December 31, 2024

(Amounts in USD)

1.General information

Neurosterix US Holdings LLC (the “Company”) and its subsidiaries (together, the “Group”) are a clinical stage biopharmaceutical company focused on development of allosteric modulators for the treatment of neurological disorders.

The Company was formed as a Delaware limited liability company on March 13, 2024, and is the parent company of Neurosterix Swiss Holdings AG. On April 2, 2024, the Group has been created as part of the acquisition of Neurosterix Pharma Sàrl by Neurosterix Swiss Holdings AG. The principal place of the Group is Chemin des Mines 9, CH 1202 Geneva, Switzerland.

For further discussion, see Note 12, Members’ Contribution

These consolidated financial statements have been approved for issuance by the Board of Directors on 15 May, 2025.

2.Summary of material accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

2.1	Basis of preparation

The accompanying consolidated financial statements and notes thereto have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3 “Material accounting estimates and judgements”.

Due to rounding, numbers presented throughout these consolidated financial statements may not add up precisely to the totals provided. All ratios and variances are calculated using the underlying amount rather than the presented rounded amount.

2.2	New Accounting Pronouncements

New and amended standards adopted by the Group

A number of new or amended standards and interpretations became applicable for financial reporting periods beginning after December 13, 2023 such as ASU 2022-03, Fair Value Measurement (Topic 820) and ASU 2023-07, Segment Reporting (Topic 280). The management assessed that only the amendment related to the segment report was relevant for the Group but had no material impact on the financial statements.

New standards and interpretations not yet adopted by the Group

The Group is currently assessing the potential impacts of the various new and revised standards and interpretations that will be mandatory for financial reporting periods beginning after December 15, 2024, which the Group has not yet applied. Based on an analysis to date, the Group does not anticipate that these will have a material impact on the Group’s overall results and financial position. The Group is also assessing other new and revised standards which are not mandatory for financial reporting periods beginning after December 15, 2024 and noted that ASU 2023-09, Income Taxes (Topic 740) and ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40) will be effective from the reporting periods beginning after December 15, 2024 and December 15, 2027 respectively.

2.3	Consolidation

The consolidated financial statements include the accounts of Neurosterix US Holdings LLC’s wholly owned subsidiaries and entities for which we have a controlling financial interest. All intercompany balances and transactions have been eliminated in consolidation.

When used in this report, the terms “the Group” and “the Company” mean Neurosterix US Holdings LLC and its subsidiaries. The Group assesses the terms of the investment interests to determine if all the subsidiaries meet the definition of a voting interest entity model (VOE model). A voting interest entity is defined as an entity that is not a Variable Interest Entity (VIE) that is a legal structure in which controlling interest is determined by something other than the majority voting rights. Based on the assessments of the Group under the applicable guidance, The Group did not have controlling financial interests in any VIEs and, therefore, all of the subsidiaries meet the definition of a VOE in 2024. As a consequence, the Group currently consolidates the financial operations of its two fully-owned subsidiaries: Neurosterix Swiss Holdings AG (formed in April 2024 and 100% owned during all the year 2024) and Neurosterix Pharma Sàrl (formed in March 2024 and 100% owned since April 2, 2024 following a spin-out of Addex Therapeutics).

The reporting date of all Group companies is December 31.

2.4	Segment reporting

The Group operates in one segment, which is the discovery, development and commercialization of small-molecule pharmaceutical products. A single management team that reports to the Chief Executive Officer comprehensively manages the entire business. The chief operating decision-maker is the board of Directors who review the statement of operations of the Group on a consolidated basis, makes decisions and manages the operations of the Group as a single operating segment. The Group’s activities are not affected by any significant seasonal effect. Revenue is attributable to Neurosterix Pharma Sàrl, company domiciliated in Switzerland.

2.5	Foreign currency transactions

We translate all assets and liabilities of foreign subsidiaries from the functional currency, which is generally the local currency, into U.S. dollars using the year-end exchange rate. We show the net effect of these translation adjustments within the consolidated financial statements as a component of Accumulated other comprehensive income (loss), net of tax. We translate revenues and expenses at the annual average exchange rate.

Foreign currency transaction gains and losses are included within non-operating results of the consolidated statements of operations.

2.6	Property, plant and equipment

We state property, plant, and equipment at historical cost. We charge expenditures for maintenance and repairs to expense and capitalize additions and improvements that extend the life of the underlying asset. We provide for depreciation using the straight-line method at rates that approximate the estimated useful lives of the assets. We depreciate computer equipment over a maximum life of three years; laboratory equipment over a maximum life of four years, and furniture and fixtures as well as chemical library over a maximum life of five years.

2.7	Financial assets

The Group has one category of financial assets, namely “Accounts receivable, net”. Account receivable net are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These assets are held for collection of contractual cash flows which represent solely the payment of principal and interest. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. Trade and other receivables are included in other current assets in the balance sheet (see note 6). Accounts receivable net are initially measured at fair value and subsequently measured at amortized cost and are derecognized when settled.

Impairment of financial assets

The Group recognizes a loss allowance for current expected credit losses on account receivables net and security rental deposits that are measured at amortized cost. The amount of current expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.

The Group always recognizes lifetime expected credit losses (“CECL”) for trade and other receivables where applicable. The CECL on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

Lifetime CECL represents the CECL that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month CECL represents the portion of lifetime CECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

2.8	Cash and cash equivalents

Cash and cash equivalents include deposits held at call with banks and other highly short-term investments with original maturities of three months or less. They are both readily convertible to known amounts of cash and so near their maturity that they present an insignificant risk of changes in value because of changes in interest rates.

2.9	Contributed capital and additional paid-in capital

Contributed capital is classified as member’s equity and represents the amounts invested by the holders of the Company for the issuance of units at the par value. Additional paid-in capital is classified as member’s equity and represents the amount invested by the holders of the Company for the issuance of units over the par value. Incremental costs directly attributable to the issue of new units are shown as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company's units (treasury units), the consideration paid, including any directly attributable incremental cost (net of income taxes) is recorded as a deduction from member’s equity as a treasury units reserve until the units are cancelled, reissued or disposed of. When such units are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effect, the nominal amount is reversed from the treasury unit reserve, with any remaining difference to the total transaction value being recognized in additional paid-in capital.

2.10  Equity instruments

Units issued by the Group are recorded at the fair value of the proceeds received, net of direct issuance costs.

2.11  Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. All payables have a contract maturity within 1 year.

2.12  Grants

Grants are recognized when the conditions are substantially met. Grants are recognized as other income in the Statement of Operations on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grant is intended to compensate. Specifically, grants whose primary conditions are that the Group should undertake specific research activities within a defined period of time, are recognized as deferred income or other current assets in the consolidated Balance Sheets and transferred to the Statement of Operations on a systematic and rationale basis over the defined timeframe.

2.13  Income taxes

The Company is classified as a partnership for federal and state income tax purposes. Therefore, federal and most state income taxes are assessed at the partner level.

Deferred income tax is recorded in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates and laws that have been enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized, or the deferred income tax liability is settled.

All deferred tax assets are recognized and a valuation allowance is recognized to the extent that it is more likely than not that the deferred tax assets will not be realized.

2.14  Employee benefit plan obligation

The Group operates one Swiss pension scheme accounted in accordance with ASC 715-30 for the employees of Neurosterix Pharma Sàrl. The value of the pension obligations is determined using the Projected Unit Credit (PUC) method. This method sees each period of service as giving rise to an additional unit of benefit entitlements/employee benefits. The value of the employee benefit obligations for active employees, or the Projected Benefit Obligation (PBO), on the reporting date is the same as the present value of the degree of entitlement existing on this date, in terms of future salary and pension increases and turnover rates. The valuation of pension obligations of pensioners is made on the basis of the present value of current pensions taking into account future increases in pensions. The service costs can be calculated on the basis of the PBO. They correspond to the present value of the entitlements to employee benefits earned during the year for which calculations are made.

Gains and losses comprise the actuarial gains and losses arising from changes in the economic and demographic assumptions, the actuarial gains and losses arising from unexpected changes in the population and gains and losses arising from changes in estimates of the market value of assets or differences between actual and anticipated returns.

2.15  Share-based compensation

The Group operates an equity incentive plan, which allows to grant to present and future employees, officers, directors, managers and/or other service providers of the Company a number of incentive units class B. The fair value of the services received in exchange for the grant is recognized in the consolidated financial statements over the period for which the services are received. The total amount to be recognized over the vesting period is determined by reference to the fair value of the equity incentive unit granted or transferred. The proceeds received net of any directly attributable transaction costs are credited to contributed capital (nominal value) and the difference with the fair value in Additional paid in capital.

2.16  Leases

The Group has operating leases for real estate including corporate offices and laboratory spaces, parking places and certain IT equipment.

Leases with an initial term of 12 months or less are generally not recorded on the balance sheet, unless the arrangement includes an option to purchase the underlying asset, or an option to renew the arrangement, that the Group is reasonably certain to exercise (short-term leases). In addition, the Company has elected not to separate non-lease components from the lease components. The Group recognizes lease expense on a straight-line basis over the lease term for short-term leases that the Group does not record on the balance sheet. If there is a change in the assessment of the Group related to the lease term and, as a result, the remaining lease term extends more than 12 months from the end of the previously determined lease term, or the Group subsequently becomes reasonably certain that it will exercise an option to purchase the underlying asset, the lease no longer meets the definition of a short-term lease and is accounted for as either an operating or finance lease and recognized on the balance sheet.

The Group determines whether an arrangement is or contains a lease based on the unique facts and circumstances present at the inception of the arrangement. Operating lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected lease term. The interest rate implicit in lease contracts is typically not readily determinable. As such, the Group utilizes the appropriate incremental borrowing rate, which is the rate incurred to borrow on a collateralized basis over a similar term at an amount equal to the lease payments in a similar economic environment. Certain adjustments to the right-of-use asset may be required for items such as initial direct costs paid or incentives received.

The leases are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The right-of-use assets and corresponding liabilities are presented as a separate line in the consolidated Balance Sheet.

All lease payments are presented as part of the cash flow under operating activities.

2.17  Research and development

Research and development costs are expensed as incurred. Costs incurred on development projects are recognized as intangible assets only for expenditures on materials, equipment, and facilities that are acquired or constructed for Research and development activities and that have an alternative future use.

In the opinion of management, due to uncertainties inherent in the development of the Group’s products, the criteria for development costs to be recognized as an asset, as prescribed by ASC 730, “Research and Development”, are not met.

2.18  Valuation of Business Combinations

The Group allocates the amounts paid for the acquisition of Neurosterix Pharma Sàrl on April 2, 2024 to the acquired assets and assumed liabilities based on their fair values at the date of acquisition, including identifiable research and development intangible assets. The group assesses the fair value of identifiable research and development intangible assets acquired in a business combination using detailed financial valuations based on information and assumptions provided by management considered as best estimates of inputs and assumptions. The Group allocates to goodwill any excess purchase price over the fair value of acquired net tangible and intangible assets including the research and development intangible assets and goodwill. Transaction costs associated with the acquisition of Neurosterix Pharma Sàrl are expensed as incurred through general and administrative expenses.

2.19  Valuation of development supplies and consumables

The supplies and consumables are recognized as an asset and valued at each periodic inventory at weighted average cost.

2.20  Deferred taxes

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

Deferred income tax is recorded on temporary differences arising on investments in subsidiaries, except where the Group deems it probable that the temporary difference will not reverse in the foreseeable future. The temporary differences arising in investments accounted for using the equity method are recorded as deferred income taxes.

Potential deferred income tax assets from tax loss carry forwards exceed deferred tax liabilities. Deferred income tax assets from tax loss carry forwards are initially recognized to the extent that the realization of the related tax benefit through future taxable profits is probable.

3.Material accounting estimates and judgments

The financial results are affected by the selection and application of accounting policies and methods. The Group adopted accounting policies to prepare the consolidated financial statements in conformity with U.S. GAAP.

To prepare the consolidated financial statements in accordance with U.S. GAAP, Management makes estimates and assumptions that may affect the reported amounts of the assets and liabilities, including the contingent liabilities, as of the date of the financial statements and the reported amounts of the revenues and expenses during the reporting periods. The actual results may differ from these estimates. The Group considers estimates to be critical (i) if it is required to make assumptions about material matters that are uncertain at the time of estimation or (ii) if materially different estimates could have been made or it is reasonably likely that the accounting estimate will change from period to period. The following are areas considered to be critical and require management’s judgment:

Grants

Grants are recorded at their fair value, and recognized as income when the conditions are substantially met. In certain circumstances, grant income may be recognized before explicit grantor acknowledgement that the conditions have been met.

Accrued research and development costs

The Group records accrued expenses for estimated costs of research and development activities conducted by third party service providers. The Group records accrued expenses for estimated costs of research and development activities based upon the estimated amount of services provided, but not yet invoiced, and these costs are included in accrued expenses on the balance sheets and within research and development expenses in the statements of Operations. These costs are a significant component of research and development expenses. Accrued expenses for these costs are recorded based on the estimated amount of work completed in accordance with agreements established with these third parties. Due to the nature of estimates, the Group may be required to make changes to the estimates after a reporting period as it becomes aware of additional information about the status or conduct of its research activities.

Valuation of research and development intangible assets

The Group assess the fair value of research and development intangible assets acquired in a business combination on detailed financial valuations that use information and assumptions provided by management considered as best estimates of inputs and assumptions. The use of alternative valuation assumptions, including estimated revenue projections, growth rates, cash flows, discount rates, and the probability of achieving clinical, regulatory, could result in different purchase price allocations.

The Group tests the indefinite-lived research and development intangible assets at least annually for impairment and reassess their classification as indefinite-lived assets, or more frequently if indicators exist. The Group assesses qualitative factors to determine whether the existence of events and circumstances indicate that it is more likely than not that the indefinite-lived research and development intangible assets are impaired. If the Group concludes that it is more likely than not that the research and development intangible asset is impaired, the Group then determines its fair value and performs the quantitative impairment test by comparing the fair value with the carrying value. If the carrying value exceeds the fair value of the indefinite-lived research and development intangible asset, the Group writes the carrying value down to fair value. The use of alternative valuation assumptions, including estimated revenue projections, growth rates, cash flows and discount rates could result in different fair value estimates. When the research and development assets are commercialized, they will be amortized over the remaining patent period.

Goodwill valuation

The Group allocates any excess purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination to goodwill. The Group tests the goodwill balances, utilizing both qualitative and quantitative approaches described in FASB ASC 350, Intangibles - Goodwill and Other, annually for impairment, or more frequently if impairment indicators are present or changes in circumstances suggest an impairment may exist. The Group utilizes both qualitative (Step 0) and, when necessary, quantitative approaches (Step 1) as described in FASB ASC 350, Intangibles - Goodwill and Other. Changes in key valuation inputs or risk factors, such as significant revisions to discount rates or cash flow projections, are monitored to assess whether a quantitative test is warranted.

Going concern

The Group’s accounts are prepared on a going concern basis. The Group has financed its cash requirements from a committed funding of USD 65.0 million from a syndicate of investors led by Perceptive Advisors. Of these amount, USD 36.4 million was received in 2024, whilst the funding of the remaining amount of USD 28.6 million is subjected to the achievement of the scientific milestone that the Management assesses as likely to occur. The Group is a development-stage enterprise and is exposed to all the risks inherent in establishing a business. The Group expects that its existing and committed cash and cash equivalents, at the issuance date of these consolidated financial statements will be sufficient to fund its operations and meet all of its obligations as they fall due, up to the fourth quarter of 2026. The future viability of the Group is dependent on its ability to raise additional capital from public or private financings or collaboration agreements to finance its future operations, which may be delayed due to reasons outside of the Group’s control including health pandemics and geopolitical risks. The inability to obtain funding, as and when needed, would have a negative impact on the Group’s financial condition and ability to pursue its business strategies. If the Group is unable to obtain the required funding to run its operations and to develop and commercialize its product candidates, the Group could be forced to delay, reduce or stop some or all of its research and development programs to ensure it remains solvent.

Share-based compensation

The Group recognizes an expense for share-based compensation based on the valuation of equity incentive units. Additional information is disclosed in note 13.

Pension obligations

The present value of the pension obligations is calculated by an independent actuary and depends on a number of assumptions that are determined on an actuarial basis such as discount rates, future salary and pension increases, and mortality rates. Any changes in these assumptions will impact the carrying amount of pension obligations. The Group determines the appropriate discount rate at the end of each period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Group considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. This rate should correspond to bond yield of the Swiss Bond Indices Basket AA. Other key assumptions for pension obligations are based in part on current market conditions. Additional information is disclosed in note 18.

4.Segment information

In accordance with ASC 280, Segment Reporting, the Company’s chief operating decision makers, the board members, review the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, management has identified one single operating segment, related to the discovery, development and commercialization of small-molecule pharmaceutical products. The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets. The revenue, costs and expenses, and the net income for the reportable segment are the same as those presented on the consolidated statements of operations and comprehensive loss.

Information about products, services and major customers

External income of the Group is derived from the business of discovery, development and commercialization of pharmaceutical products. Other revenue was related to grants earned from Innosuisse/Eurostars. For more detail, refer to note 14, “Other Income”.

Information about geographical areas

External income and long live assets are exclusively recorded in the Swiss operating company.

5.Cash and cash equivalents

December 31, 2024
Cash at bank	20,797,039
Total cash and cash equivalents	20,797,039

Split by currency:

December 31, 2024
USD	98.26%
CHF	1.55%
EUR	0.16%
GBP	0.03%
Total	100.00%

Credit quality of cash and cash equivalents

The banks consist of Swiss banks whose credit rating is A-1 according to Standard & Poor’s.

6.Other current assets

December 31, 2024
Accounts receivable, net	76,536
Prepaid expenses	392,343
Other current assets	206,034
Total other current assets	674,913

The accounts receivable, net mainly relate to the VAT receivable for USD 31,501, to a credit note to be received from a supplier for USD 27,203 and to the grant from Eurostars/Innosuisse for USD 13,850 (See note 14 “other income” for further information related to the Eurostars/Innosuisse project). The Group applies the current expected credit loss (“CECL”) model under ASC 326 to measure expected credit losses for its trade receivables, and other receivables. This model uses a lifetime expected loss allowance for all trade receivables and other receivables upon initial recognition. The Group has considered that the trade receivables and other receivables have a low risk of default based on historic loss rates and forward-looking information on macroeconomic factors affecting the ability of the third parties to settle invoices. As a result, expected loss allowance has been deemed as nil as of December 31, 2024.

The other current assets comprise laboratory supplies and consumables for USD 153,776 and security rental deposits for USD 52,258.

7.Leases

Year ended December 31, 2024	Total
Opening net book amount as of March 18, 2024	—
Additions	17,299
Variation during the year	(1,183)
Closing net book amount	16,116

At end of December 31, 2024, the Group recorded one operating lease related to an equipment (a printer) recognized in assets using a discounted rate of 1.09%.The other operating leases related to the rents of the offices and laboratory spaces were not recorded as lease because the Group elected not to apply the lessee accounting model to leases with a lease term of 12 months or less, and recognized as operating costs for USD 260,263 (note 15) for the period from April 2, 2024 to December 31, 2024 . As of December 31, 2024, the Company did not have any finance leases.

A maturity analysis representing the future undiscounted cash flow of the Company’s operating leases liabilities as of December 31, 2024 is as follows:

Total
2025	3,557
2026	3,557
2027	3,557
2028	3,557
2029	2,370
Total	16,598
Discount factor	(482)
Lease liability	16,116
Amounts due within 12 months	3,522
Non-current lease liability	12,594

All payments of operating leases are classified as operating activities in the consolidated statement of cash flows and amounted to USD 258,057.

8.Property, plant and equipment

Year ended December 31, 2024	Equipment	Furniture & fixtures	Chemical library	Total
Opening net book amount as of April 2, 2024	—	—	—	—
Assets acquired from the acquisition of Neurosterix Pharma Sàrl	20,920	—	—	20,920
Additions	141,266	—	—	141,266
Depreciation charge	(28,775)	—	—	(28,775)
Exchange differences	768	—	—	768
Closing net book amount	134,179	—	—	134,179

As of December 31, 2024	Equipment	Furniture & fixtures	Chemical library	Total
Cost	1,663,986	8,012	1,330,063	3,002,061
Accumulated depreciation	(1,529,807)	(8,012)	(1,330,063)	(2,867,882)
Net book value	134,179	—	—	134,179

For the year ended December 31, 2024, the Group recorded a depreciation charge of USD 25,049 as part of research and development expenses and USD 3,726 as part of general and administration expenses. There was capital expenditure of USD 141,266 in 2024.

9.Goodwill and other intangible assets

The Group’s intangible assets amount to USD 18.36 million as of December 31, 2024 including USD 13.07 million related to indefinite-lived research and development intangible assets (note 3) transferred to the group on April 2, 2024 whose fair value has been based on the income approach and USD 5.29 million related to the remaining goodwill. The latter primarily relates to the knowledge of the employees transferred to the Group and includes a Deferred tax liabilities of USD 1.92 million related to the research and development intangible assets recorded in balance sheet in accordance with ASC 740 (note 17). As of December 31, 2024, the Group determined that the unpatented research and development intangible assets and the remaining goodwill were not impaired.

The gross carrying amount of goodwill and other intangible assets and the related impairment charges are as follows:

		Research and
		development
		Intangible
Period from April 2 to December 31, 2024	Goodwill (1)	assets	Total
Opening net book amount as of April 2, 2024	—	—	—
Additions (note 10)	5,287,591	13,070,823	18,358,414
Impairment and amortization charges	—	—	—
Closing net book amount	5,287,591	13,070,823	18,358,414
(1)	The Goodwill recorded as of December 31, 2024 includes the deferred tax liabilities of USD 1.92 million related to the Research and Development intangible assets.

10.Business Combination

On April 2, 2024, the Group completed the acquisition of 100% of the outstanding equity of Neurosterix Pharma Sàrl and paid a cash consideration of CHF 5.0 million and 20% equity interest in Neurosterix US Holdings LLC issued to Addex Therapeutics. As part of the Transaction, the Group and Addex Therapeutics entered into a service agreement which provides to Addex Therapeutics with access to certain staff and infrastructure at zero cost to ensure the operation of the Addex Therapeutics retained business. The fair value of the service agreement amounted to USD 200,912 as of April 2, 2024.

The final purchase price of a part of the business of Addex Therapeutics comprised of the amount presented below in USD, converted at year-end exchange rate:

Consideration paid	December 31, 2024
Cash paid to Addex Therapeutics	5,509,035
20% equity interest in Neurosterix US Holdings LLC (note 12)	10,388,277
Fair value of the service agreement	200,912
Total consideration	16,098,224

The fair value of the 20% equity interest in Neurosterix US Holdings LLC has been assessed using a financial valuation method.

The purchase price has been allocated as follow :

April 2, 2024
Goodwill (note 9)	5,287,591
Research and development Intangible assets (note 9)	13,070,823
Total net assets acquired	(338,779)
Deferred tax liabilities on research and development intangible assets	(1,921,411)
Total	16,098,224

The following table is a summary of assets and liabilities transferred in connection with the acquisition at their respective fair values as of the acquisition date:

Assets transferred to Neurosterix Group	April 2, 2024
Cash	22,036
Accounts receivable, net	1,919
Prepaid expenses	125,278
Laboratory supplies and consumables	107,912
Security rental deposits	52,104
Property, plant and equipment, net	20,920
Surplus on pension obligation	233,334
Total assets transferred to Neurosterix Group	563,503
Liabilities transferred to Neurosterix Group
Deferred income related to Innosuisse/Eurostars	314,906
Payables and accruals	433,394
Current account due to Addex Therapeutics	153,982
Total liabilities transferred to Neurosterix Group	902,282
Total net assets transferred to Neurosterix Group	(338,779)

The following unaudited pro forma summary presents consolidated information of the Group as if the business combination had occurred at the beginning of the reporting period:

Pro-forma year
ended December
31, 2024
Other income	352,754
Net loss	(12,933,140)

Neurosterix Pharma Sàrl incurred a net loss of USD 12.23 million since its acquisition by the Group on April 2, 2024.

11.Accounts payable and accrued expenses

December 31, 2024
Trade payables	300,397
Social security and other taxes	80,018
Accrued expenses	2,177,331
Total accounts payable and accrued expenses	2,557,746

The total payables and accruals amounted to USD 2.6 million for the year ended December 31, 2024. All payables mature within 3 months. Accrued expenses and trade payables primarily relate to R&D services from contract research organizations, consultants and professional fees. The carrying amounts of payables do not materially differ from their fair values, due to their short-term nature.

12.Members’ contributions

The units issued as of December 31, 2024 and the contributed amounts are as follow:

	Contributed capital
	Number	Funded	Unfunded
Class A units	83,571,428.5714	46,800,000	28,600,000
Class B units	9,285,714.2859	92,857	—
Balance as of December 31, 2024	92,857,142.8573	46,892,857	28,600,000

As of December 31, 2024, 92,857,142.8573 units were outstanding.

The contributors of Neurosterix US Holdings LLC as of December 31, 2024 are as follow:

	Contributed capital
	Number of units
	Class A units	Class B units	Total
Syndicate of Investors led by Perceptive Advisors	65,000,000.0000	—	65,000,000.0000
Addex Therapeutics	18,571,428.5714	—	18,571,428.5714
Former Addex employees	—	9,248,571.4288	9,248,571.4288
Re-purchase of units recorded as Treasury units	—	37,142.8571	37,142.8571
Balance as of December 31, 2024	83,571,428.5714	9,285,714.2859	92,857,142.8573

The Company has two authorized classes of Units, consisting of Class A and Class B Units. Class A and B have the same voting rights, but Class A have additional rights related to the liquidation and distribution of dividends. All Class B Units shall be issued and awarded to employees, officers, directors, managers or other service providers of the Group (note 13).

As part of the funding executed on April 2, 2024, a syndicate of investors led by Perceptive Advisors received a total of 62,500,000 Class A units at a committed price of USD 1.00 per unit of which USD 0.56 was paid in April 2024 whilst the payment of the remaining committed amount of USD 0.44 per unit is subjected to the achievement of a scientific milestone event. At the same date, Addex Therapeutics received 17,857,142.86 Class A units as part of the consideration related to the divestment of a part of its business to Neurosterix Group which have been recognized at the fair value of USD 0.56 per unit and, following a Management equity plan, the former Addex employees received 8,928,572 Class B units paid USD 0.01 per unit (note 10).

On June 25, 2024, other investors introduced by Perceptive Advisors subscribed 2,500,000 Class A units at the same conditions as the funding executed on April 2, 2024 described in the paragraph above. At the same date, Addex Therapeutics freely received 714,285.7143 Class A units recognized at the fair value of USD 0.56 per unit whilst former Addex employees subscribed 357,142.2859 Class B units paid USD 0.01 per unit as planned in the Limited Liability company agreement of Neurosterix US Holdings LLC.

During the period from April 2, 2024 to December 31, 2024, the Group repurchased 37,142.8571 non-vested units to employees who left the Group in accordance with the Management incentive plan (more details are explained in note 13).

No distributions occurred during the year 2024.

13.Share-based compensation

In 2024, the Group granted to the former Executive Managers and employees of Addex transferred to Neurosterix Group a total of 9,285,714.2859 class B units at a purchase price of USD 0.01 per unit with vesting period over 4 years subject to the participant’s continued employment with the Group through the applicable vesting date. Of these class B units, 8,928,572.0000 were granted on April 2, 2024, and 357,142.2859 on June 25, 2024. Following the departure of an employee in May 2024 and in accordance with the Management equity incentive plan, 37,142.8571 class B units were re-purchased at the initial price of USD 0.01 per unit and transferred to the Group as treasury units and recorded USD 371 against the equity in the consolidated balance sheet as of end of December 31, 2024.

As of December 31, 2024, 9,248,571.4288 units Class B are outstanding of which 1,734,107.1429 are vested.

The valuation of the Class B units is based on the market approach relying of the funding executed on April 2, 2024 on which external investors paid Class A units at a price of USD 1.00 of which USD 0.56 immediately paid and USD 0.44 depending on the achievement of a scientific milestone event. As the fair value is estimated to USD 0.56 and the grant price is USD 0.01, the share-based compensation will amount to USD 0.55 per unit increased by the social charges.

The total share-based compensation expense recognized in the statement of comprehensive profit or loss for equity incentive units granted has been recorded under the following headings:

Period from April 2, 2024
to December 31, 2024
Research and development	485,386
General and administration	610,861
Total share-based compensation	1,096,247

As of December 31, 2024, the share-based compensation costs remaining to be recognized over the vesting period ending March 31, 2028 amounted to USD 4.8 million.

14.Other income

In September 2023, Addex Therapeutics was awarded a grant of CHF 0.5 million by Eurostars/Innosuisse to support the mGlu2NAM program of which CHF 0.3 million were received in December 2023. Under this agreement, it was required to complete specific research activities within a defined period of time. The funding was fixed and received based on the satisfactory completion of the agreed research activities and incurring the related costs.

On April 2, 2024, following the spin-out, the program was transferred to Neurosterix Pharma Sàrl (see note 10) for a remaining total amount of USD 314,906.

As of December 31, 2024 the Group recognized USD 337,765 in Other Income and USD 13,850 as other receivables in accordance to the grant conditions.

15.Operating expenses

Period from April 2, 2024
to December 31, 2024
Staff costs (note 16)	4,676,669
Depreciation expenses (notes 8)	28,775
Outsourced research and development expenses	5,904,526
Laboratory consumables	312,981
Patent maintenance and registration costs	129,946
Short term operating lease	260,263
Professional fees	335,772
D&O insurance	15,969
Other operating costs	774,918
Total operating expenses	12,439,819

The total operating costs is mainly driven by external research and development costs and staff costs (note 16). The total operating costs amounted to USD 12.4 million for the year ended December 31, 2024 including USD 5.9 million for outsourced research and development expenses and USD 4.7 million for staff costs.

16.Staff costs

Period from April 2, 2024
to December 31, 2024
Wages and salaries	3,165,691
Service transition agreement (note 10)	(206,243)
Social charges and insurances	359,150
Value of share-based services (note 13)	1,096,247
Retirement benefit (note 18)	261,824
Total staff costs	4,676,669

The total staff costs amounted to USD 4.7 million for the year ended December 31, 2024 including USD 3.2 million for wages and salaries and USD 1.1 million for the fair value of share-based compensation granted to executive managers and employees (note 13).

17.Taxes

The parent company Neurosterix US Holdings is classified as a partnership for federal and state income tax purposes. Therefore, federal and most state income taxes are assessed at the partner level. The other companies of the Group are domiciliated in Geneva and are subjected to a 14.70% income tax rate.

The significant components of the deferred income tax assets and liabilities are described below :

December 31, 2024
Deferred income tax assets
Tax calculated at a rate of 14.70% for net operating losses of subsidiaries in Geneva	1,739,700
Share-based compensation	161,148
Valuation allowance for deferred income tax assets	(1,802,975)
Total deferred income tax assets	97,873

December 31, 2024
Deferred tax liabilities
Net loss incurred by Neurosterix Pharma Sarl from March 19, 2024 to April 1, 2024, before its acquisition by the Group	(89,733)
Other temporary differences	(8,140)
Total deferred tax liabilities to be offset on deferred income tax assets	(97,873)

Deferred tax liabilities on R&D intangible assets recorded in balance sheet	(1,921,411)

The Group has decided not to recognize any deferred income tax assets at December 31, 2024. The key factors which have influenced management in coming to this evaluation are the fact that the Group has not yet a history of making profits due to the stage development of its drug products. As of December 31, 2024, the valuation allowance for deferred income tax assets amounted to USD 1,802,975 and the Group recorded in the balance sheet a deferred tax liability of USD 1,921,411 related to the Research and Development intangible assets, not recorded in the statutory financial statement of Neurosterix Swiss Holding, direct shareholder of the main operating company Neurosterix Pharma Sàrl purchased on April 2, 2024. In accordance with ASC 740, the deferred tax liabilities from Neurosterix Swiss Holdings have not been offset by the Deferred income tax from the main operating company Neurosterix Pharma Sàrl.

As of December 31, 2024, the tax carried forward related to the subsidiaries subjected to the income tax in Geneva amounted to USD 11.8 million and will expire on December 31, 2031.

18.Retirement benefit obligations

Apart from the social security plans fixed by the law, the Group sponsors an independent pension plan for the Swiss operational company. The Group has contracted with Swiss Life for the provision of occupational benefits. All benefits in accordance with the regulations are reinsured in their entirety with Swiss Life within the framework of the corresponding contract. This pension solution fully reinsures the risks of disability, death and longevity with Swiss Life. Swiss Life invests the vested pension capital and provides a 100% capital and interest guarantee. The pension plan is entitled to an annual bonus from Swiss Life comprising the effective savings, risk and cost results. Although, as is the case with many Swiss pension plans, the amount of ultimate pension benefit is not defined, certain legal obligations of the plan create constructive obligations on the employer to pay further contributions to fund an eventual deficit; this results in the plan nevertheless being accounted for as a defined benefit plan. All employees are covered by this plan, which is a defined benefit plan. Retirement benefits are based on contributions, computed as a percentage of salary, adjusted for the age of the employee and shared approximately 37% / 63% by employee and employer in 2024. In addition to retirement benefits, the plans provide death and long-term disability benefits to its employees. Liabilities and assets are revised every year by an independent actuary. Assets are held in the insurance company. In accordance with ASC 715-30, plan assets have been measured at fair value, and the projected benefit obligation has been determined using the “projected unit credit” method.

Employment benefit obligations

The amounts recognized in the balance sheet are determined as follows:

December 31, 2024
Defined benefit obligation	(9,256,992)
Fair value of plan assets	8,488,352
Shortfall on Funded status	(768,640)

The shortfall on funded status amounted to USD 768,640 as of December 31, 2024.

The amounts recognized in the statement of comprehensive loss are as follows:

Period from April 2, 2024
to December 31, 2024
Employer service cost	(293,725)
Other components of benefit cost	31,901
Company pension cost	(261,824)

The other components include interest costs for USD (85,272) and expected return on assets for USD 117,173.

The movements in the defined benefit obligations during the period from April 2, 20214 to December 31, 2024 converted at year-end exchange rate are as follows:

2024
Defined benefit obligation on April 2, 2024	—
Business combination (note 10)	(7,632,011)
Current service cost	(285,890)
Interest cost	(82,998)
Employee contributions	(180,892)
Actuarial loss arising from changes in financial assumptions	(349,926)
Actuarial loss on experience adjustment	(669,324)
Benefits deposited (net)	(55,951)
Defined benefit obligations at end of year	(9,256,992)

The movements in the fair value of plan assets during the year are as follows:

2024
Fair value of plan assets at beginning on April 2, 2024	—
Business combination (note 10)	7,865,345
Actual return on plan asset	77,429
Employee contributions	180,892
Company contributions	308,735
Benefits deposited (net)	55,951
Fair value of plan assets at end of year	8,488,352

As of the date of the preparation of these consolidated financial statements, the 2024 annual report of the pension fund has not yet been issued, and therefore the detailed structures and assets held at December 31, 2024, are not currently available for presentation.

However, the detailed assets held at December 31, 2023, which were reported to the Group on May 13, 2024 by its plan administrator, are as follows:

December 31, 2023
Cash	0.40%
Bonds	46.36%
Equity instruments	14.02%
Real estate	24.55%
Mortgages	12.30%
Derivatives	2.37%
Total	100.00%

The principal actuarial assumptions used were as follows:

December 31, 2024
Discount rate	1.00%
Mortality tables	BVG2020 GT
Salary growth rate	1.00%
Pension growth rate	0.00%

The estimated employer contributions to pension plans for the financial year 2025 amount to USD 400,000.

The following table shows the components of the costs recognized in other comprehensive income:

2024
Asset experience	(36,619)
Actuarial loss on defined benefit obligation	(1,019,250)
Total	(1,055,869)

The following table shows the estimated benefit payments in CHF related to employee and employer contributions for the next ten years where the number of employees remains constant:

2025	268,000
2026	270,000
2027	271,000
2028	444,000
2029	351,000
2030-2034	3,441,000

19.Finance result, net

Period from April 2, 2024
to December 31, 2024
Interest income	186
Interest cost	(248)
Foreign exchange net loss	(220,593)
Total finance result, net	(220,655)

The finance result net is primarily driven by foreign exchanges differences on U.S Dollar cash deposits due to the evolution of the exchange rate of U.S Dollar compared to the Swiss franc. Finance result was a net loss of USD 0.2 million for the year ended December 31, 2024.

20.Commitments and contingencies

Capital commitments

As at December 31, 2024, the Group has no contracted capital expenditure.

Contingencies

As part of the ordinary course of business, the Group is subject to contingent liabilities in respect of certain litigation. Currently, there is no outstanding litigation with a possible negative effect on the Group.

21.Related party transactions

Related parties include members of the Board of Directors, the Executive Management and principal owners of the Group. The following transactions were carried out with related parties:

Executive Management compensation

Period from April 2, 2024
to December 31, 2024
Salaries, other short-term employee benefits and post-employment benefits	1,426,581
Share-based compensation	913,540
Total	2,340,121

Share-based compensation relates to the fair value of equity incentive units recognized through profit and loss following their vesting plan (See note 13).

No board fees have been paid during the year 2024.

On April 2, 2024, the Group completed the acquisition of 100% of the outstanding equity of Neurosterix Pharma Sàrl and paid a cash consideration of CHF 5.0 million and 20% equity interest in Neurosterix US Holdings LLC issued to Addex Therapeutics. As part of the Transaction, the Group and Addex Therapeutics entered into a service agreement which provides Addex with access to certain staff and infrastructure at zero cost to ensure the operation of the Addex Therapeutics retained business. The fair value of the service agreement amounted to USD 200,912 as of April 2, 2024. As of December 31, 2024, Neurosterix Group owed USD 8,778 to Addex Group.

22.Events after the balance sheet date

There were no material events between the balance sheet date and the date on which these financial statements were approved by the board of directors that would require adjustment to the financial statements or disclosure under this heading.