Form 20-F
period 2025-12-31
Addex Therapeutics Ltd.
filed 2026-05-15
CIK 1574232

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Shares, par value CHF 0.01 per share: 147,831,814 shares outstanding as of December 31, 2025

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

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

Our reporting currency is the Swiss franc. The exchange rate between the Swiss franc and the U.S. dollar as of May 12, 2026 was USD 1.2810 per CHF 1.0. We present our consolidated financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards). Readers of this Annual Report on Form 20-F should note that there may be certain differences between the presentation of our financial position, results of operations and cash flows under IFRS and U.S. generally accepted accounting principles.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this Annual Report on Form 20-F, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this Annual Report on Form 20-F, the words “anticipate,” “believe,” “continue” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “ongoing,” “objective,” “plan,” “potential,” “predict,” “should,” “will” and “would,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	the development of our drug candidates, including statements regarding the timing of initiation, completion and the outcome of pre-clinical studies or clinical trials and related preparatory work, the period during which the results of the studies or trials will become available and our research and development programs with respect to our drug candidates;
●	the impact of global macroeconomic conditions, including pandemics, inflation, interest rates, trade policies (including tariffs) and geopolitical risks, on our business and operations;
●	our ability to obtain and maintain regulatory approval of our drug candidates in the indications for which we plan to develop them, and any related restrictions, limitations or warnings in the label of an approved drug or therapy;
●	our plans to collaborate, or statements regarding the ongoing collaborations, with partner companies;
●	our plans to research, develop, manufacture and commercialize our drug candidates;
●	the timing of our regulatory filings for our drug candidates;
●	the size and growth potential of the markets for our drug candidates;
●	our ability to raise additional capital;
●	our commercialization, marketing and manufacturing capabilities and strategy;
●	our expectations regarding our ability to obtain and maintain intellectual property;
●	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;
●	how long we will qualify as a non-accelerated filer or a foreign private issuer;
●	our estimates regarding future revenue, expenses and needs for additional financing;
●	our belief about the duration of our cash runway;
●	regulatory developments in the United States, European Union and other jurisdictions; and
●	other risks and uncertainties, including those listed in this section of this Annual Report on Form 20-F titled “Item 3.D—Risk Factors.”

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A.	[Reserved]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Summary Risk Factors

●	We will need significant amounts of additional new capital to fund our continued development activities;
●	We are currently conducting some of our business operations under a service agreement with Neurosterix Group. In order to internally develop our programs, we may need to significantly expand our operations;
●	We are a development-stage company working with novel approaches to therapeutics, which may not be successful;
●	We have no products on the market and we may never commercialize our drug candidates;
●	Our dependence on Indivior or any future partner to develop and commercialize our drug candidates expose us to significant risks;
●	If we were deemed to be an investment company under the Investment Company Act of 1940 as amended, including as a result of our interest in Neurosterix, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business;
●	If third parties on which we depend to conduct our clinical trials do not perform as contractually required, fail to satisfy regulatory or legal requirements or miss expected deadlines, our preclinical studies and clinical development programs could be delayed and otherwise adversely affected;

●	We are subject to U.S and foreign anti-corruption laws and regulations, export and import controls, sanctions and embargoes;
●	Our ADSs may be delisted from Nasdaq which could negatively impact the price of our ADSs, our liquidity and our ability to access the capital markets;
●	The value of our ADSs may be driven by the release of preclinical and clinical studies led by Neurosterix Group;
●	Because we rely on third party manufacturing and supply partners, our clinical development supplies and other materials may become limited or interrupted or may not be of satisfactory quality;
●	Our drug candidates must prove their efficacy and safety in rigorous clinical testing that is expensive, time-consuming and may be delayed, suspended or terminated at any time;
●	We face competition from entities that have developed or may develop similar or different drug candidates aimed at the indications on which we are focusing;
●	Any commercialization efforts by us will require us to develop sales, marketing and distribution capabilities internally or through arrangements with third parties;
●	The exercise of equity incentive instruments granted under our equity incentive plan or warrants granted to Investors could dilute our share capital;
●	We were an “emerging growth company” until December 31, 2025 and it is possible that investors have found or will continue to find shares or our ADSs less attractive;
●	We have determined that we are a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes, for which the consequences to U.S. holders of our shares or ADSs representing our shares may be adverse; and
●	If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

Risks Related to Our Business

We will need significant amounts of additional new capital to fund our continued development activities.

We incurred accumulated losses for a total amount of CHF 360 million since inception. During the twelve-month period ended December 31, 2025, we generated a net loss of CHF 6.7 million compared to a net profit of CHF 7.1 million for the same period ended December 31, 2024 primarily due to the sale of a part of our business to Neurosterix on April 2, 2024.

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

We will need significant amounts of additional new capital to fund the development of our GABAB PAM chronic cough drug candidate and our other drug programs and we cannot guarantee that we will have sufficient funds available in the future to develop and commercialize this indication or our other drug programs. As of December 31, 2025, we had cash and cash equivalents of CHF 1.6 million. To date, we have funded our operations through equity offerings, payments from licensors and divestment of selected assets. We have limited sources of revenue and will need substantial additional capital to develop and commercialize our drug candidates. We may be unable to raise additional capital when needed, or at all, which could force us to reduce or discontinue operations.

We believe that our current cash and cash equivalents are sufficient to fund our operating expenses through mid-June 2026. We cannot assure you of our ability to finance our operations and pursue our intended development plans beyond that date. Our ability to continue our operations will depend on our success in obtaining additional funding through existing and future partnership, grants, monetization of our intellectual property portfolio or our financial assets and additional fundings including equity offerings pursuant to our sale agreements with Kepler Cheuvreux and H.C Wainwright & Co. If our development plans are not successful, we may not be able to generate additional funding through partnerships or grants, or raise further financing through equity offerings or otherwise, or we may only be able to do so on terms that are not favorable to our shareholders.

To the extent that we raise additional capital through the issuance of shares, our existing shareholders will be diluted and newly issued shares may contain senior rights and preferences compared to currently outstanding shares. We may receive future milestone payments from Indivior but that is dependent on achieving certain regulatory or commercial milestones that may never happen. We may seek additional funding through public or private financings, debt financing or collaboration agreements. The inability to obtain funding, as and when needed, would have a negative impact on our financial condition and ability to pursue our business strategies. If we are unable to obtain the required funding to run our operations and to develop and commercialize our candidates, we could be forced to postpone the development of our drug candidates.

We are currently conducting some of our business operations under a service agreement with Neurosterix Group. In order to internally develop our programs, we may need to significantly expand our operations.

On April 2, 2024, we sold our allosteric modulator drug discovery technology platform and some of our wholly owned pre-clinical programs to Neurosterix Pharma Sàrl (Neurosterix), a new company funded by Perceptive Xontogeny Venture Fund II L.P, Perceptive Life Sciences Master fund Ltd and Acorn Bioventures 2, L.P (the “Transaction”). As part of the Transaction, Addex received CHF 5.0 million in cash and shares representing a 20% equity interest in Neurosterix and all employees of Addex, other than our Head of Finance, became employees of Neurosterix. Pursuant to a service agreement executed as part of the transaction, certain former Addex employees were allowed to dedicate a portion of their time to us at zero cost until December 31, 2024. As of January 1, 2025, the agreement was not formally renewed. However, Neurosterix has continued to provide us with access to certain employees and infrastructure at zero cost. Since November 1, 2025, our CEO Tim Dyer has been remunerated directly by us. On February 28, 2026, Neurosterix relocated its offices, and since that date we assumed responsibility for the rent of our administrative offices. As of the issuance date of the annual report on Form 20-F, we continue to have access to a limited amount of research and development staff time at zero cost. If Neurosterix Group terminates the service agreement, we may need to expand our operations and hire new research and development staff in order to continue to develop our programs. We may not be successful in expanding our operations, and any such expansion may be expensive.

We have no products on the market and we may never commercialize our drug candidates.

Our ability to achieve and sustain profitability depends on obtaining regulatory approvals for and successfully commercializing our drug candidates, either alone or with third parties, such as our partner Indivior for GABAB PAM for the substance use disorders indication. Currently, none of our drug candidates have been approved for marketing and commercialization or are in Phase 3 trials. We cannot guarantee that any of our drug candidates will be successfully tested, approved by the U.S. Food and Drug Administration (FDA), the European Medicines Agency (EMA), Swissmedic, Swiss Agency for Therapeutic Products, or any other regulatory agency or marketed and commercialized at any time in the foreseeable future or at all. If approval is obtained for a drug candidate, we cannot assure you that we will be able to generate or sustain revenue from any sales due to factors such as whether the product is manufactured at a competitive cost or accepted in the market, as well as general and industry-specific local and international economic pressures. Should we progress a program for a rare disease indication with the potential for orphan drug designation, the size of the patient population for even an approved product is limited.

Our business could be adversely affected by health pandemics and geopolitical risks

Our business could be adversely affected by health epidemics and geopolitical risks in regions where we or our partners have concentrations of clinical trial sites or other business operations and could cause significant disruption in the operations of third-party manufacturers and CROs upon whom we or our partners rely. Health pandemics may pose the risk that we, employees, contractors, collaborators and our partners may be prevented from conducting certain pre-clinical tests, clinical trials or other business activities for an indefinite period of time, including due to travel restrictions, quarantines, “stay-at-home” and “shelter-in-place” orders or shutdowns that have been or may in the future be requested or mandated by governmental authorities. For example, the COVID-19 pandemic impacted, and a similar future global public health crisis could in the future impact our business and clinical trials led us or by partners, including as a result of delays or difficulties in clinical site initiation, difficulties in recruiting and retaining clinical site investigators and clinical site staff and interruption of our clinical supply chain or key clinical trial activities, such as clinical trial site monitoring, and supply chain interruptions caused by restrictions for the supply of materials for drug candidates or other materials necessary to manufacture product to conduct clinical and preclinical tests. Macroeconomic and geopolitical risks such as interest rates, inflation, political conditions, changes in trade policies (including tariffs) and the Russia-Ukraine war or conflicts in the Middle East may create global security concerns including the possibility of an expanded regional or global conflict and potential ramifications such as disruption of the supply chain including research and development activities being conducted by us and our strategic partners. Delays in research and development activities of us and our partners could increase associated costs and, depending upon the duration of any delays, require us and our partners to find alternative suppliers at additional expense. In addition, Russia-Ukraine war and Middle east conflict have had significant ramifications on global financial markets, which may adversely impact our ability to raise capital on favorable terms or at all.

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

Drug approval requires extensive, time consuming and expensive clinical testing to demonstrate safety, tolerability and efficacy of a drug and meet other regulatory standards for authorization to market and commercialize. The development of innovative drugs is inherently risky and the utility and success of a drug will depend on its efficacy and side effect profile for the target patient population. Preclinical studies and clinical trials are long, expensive and uncertain processes. Successful results obtained in preclinical studies and early clinical trials may not be predictive of results in later clinical trials and do not ensure that later preclinical studies or clinical trials will be successful. Clinical trials may be delayed, suspended or terminated as a result of many factors, many of which are or may be beyond our control, such as:

●	suspension or termination of clinical trials by regulators, institutional review boards or data safety monitoring boards;
●	termination due to safety issues or lack of efficacy of the drug tested;
●	a collaboration partner’s termination of an arrangement with us or inadequate dedication of financial or other resources towards development under an arrangement with us;
●	inability to enter into adequate collaboration arrangements to complete the development or commercialization and manufacturing of our drug candidates;
●	insufficient availability of a drug candidate in accordance with cGMP quality standards; or
●	slower than expected enrollment of patients or lack of compliance by patients or the clinical investigators conducting the clinical trials.

We or a partner may be required to conduct clinical trials or other testing of drug candidates beyond those currently contemplated, in particular, if the currently contemplated trials fail to be successfully completed or if the results of those trials or tests are negative or inconclusive. It may take us several years to complete this testing, if at all, and failure can occur at any stage of the process, which could delay, increase costs associated with or prevent approval or commercialization of a drug candidate. Even after approval, if any, a drug may be shown to be unsafe or not have its purported effect. As a result, we or a partner may be required to conduct additional trials or studies, be subject to fines, suspension or withdrawal of approval, drug recalls, product seizures, operating restrictions or criminal prosecution. In all such cases, our anticipated development or commercialization timelines may not be met, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our success depends in part on our ability to obtain patent protection for our drug candidates and processes, preserve our trade secrets and other proprietary rights and to defend and enforce our rights against infringement in Europe, the United States and other countries. If we are unable to do so, our drugs, technologies and know-how may not provide us with a competitive advantage. The validity and breadth of claims in patent applications involve complex legal and factual questions and, therefore, involve uncertainty. We owned 7 U.S. and 55 foreign patents and a number of pending patent applications that cover various aspects of our technologies at the issuance date of this annual report on Form 20-F. No assurance can be given that patents based on pending patent applications or any future patent applications will be issued. We may need to refine or narrow our claims. Due to their broad scope, some of our generic compound claims may not be patentable. Other of our patent applications may not be granted if third parties have earlier filed applications for inventions covered by our pending patent applications. The scope of any patent protection we are able to obtain may not provide us with sufficient protection against competing drugs or provide competitive advantages to us. Any of the patents that have been or may be issued to us may be held invalid or unenforceable if subsequently challenged by competitors or other third parties. Furthermore, there can be no assurance that others have not developed or will not develop similar drugs, duplicate any of our drugs or design around any patents that have been or may be issued to us. Any of our granted, valid and enforceable patents will provide protection for only a limited period of time. We cannot assure that we will obtain any extensions of patent protection that are sometimes offered if certain clinical development extension application deadlines are met or that we will be successful in seeking any method of use patent. If a method of use patent is granted but product patents are not granted or expire, third parties would be able to develop products using the method in indications not covered by the method of use patent.

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

Our current and future arrangements with healthcare professionals, principal investigators, consultants, customers (including governmental bodies) and third-party payors subject us to various federal, state and foreign fraud and abuse laws and other healthcare laws. These laws may impact, among other things, our current and future business operations, including our clinical research activities, and proposed sales, marketing and education programs and constrain the business or financial arrangements and relationships with healthcare providers and other parties through which we market, sell and distribute our products for which we obtain marketing approval.

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

Healthcare laws are subject to change, which may affect our ability to sell any product candidates for which we receive marketing and commercialization approval. In the U.S., an important potential market for our drug candidates, there have been a number of legislative and regulatory changes to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and to align U.S. drug prices with prices paid in comparable developed countries.

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

This could harm our ability to generate revenue. At the federal level, on August 16, 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law, which, among other things (i) directs the U.S. Department of Health and Human Services, or HHS to negotiate the price of certain high-expenditure, single-source drugs that have been on the market for at least 7 years (in the case of small molecule drugs) or 11 years (in the case of biological products) covered under Medicare, or the Medicare Drug Price Negotiation Program, and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions took effect progressively starting in fiscal year 2023, and the maximum fair prices or MFPs, for the first ten drugs selected for negotiation took effect on January 1, 2026. We expect that additional state and federal healthcare reform measures may be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare therapies. Additionally, such legislation, or similar regulatory changes, could put competitive pressure on our ability to profitably price our products, which, in turn, could adversely affect our business, results of operations, financial condition and prospects. It is also possible that other legislative proposals having similar effects will be adopted.

Further, we cannot predict the likelihood, nature, or extent of healthcare reform initiatives that may arise from future legislation or administrative action. Since taking office in January 2025, the Trump administration has pursued policies to reduce regulations and expenditures across government including at HHS, the FDA, CMS and related agencies including through significant workforce reductions, organizational restructuring, and rescission of predecessor-administration initiatives. These actions directed by executive orders or memoranda from the Office of Management and Budget, may have introduced and may continue to introduce policy changes that create additional uncertainty for our business. These actions have included, among others, for example, directives to reduce agency workforce, rescinding a Biden administration executive order tasking the Center for Medicare and Medicaid Innovation to consider new payment and healthcare models to limit drug spending and eliminating the Biden administration’s executive order that directed HHS to establishing an AI task force and developing a strategic plan, and directing certain federal agencies to enforce existing law regarding hospital and price plan transparency and by standardizing prices across hospitals and health plans. In addition, on May 12, 2025, the President issued Executive Order 14297, directing HHS and other federal agencies to take action to ensure that Americans pay no more for prescription drugs than patients in comparable developed countries (commonly referred to as “most favored nation” or “MFN” pricing). The administration has also announced a direct-to-consumer drug sales platform referred to as “TrumpRx,” and has entered into voluntary arrangements with a number of pharmaceutical manufacturers incorporating MFN or MFN-adjacent pricing commitments. Additionally, in its June 2024 decision in Loper Bright Enterprises v. Raimondo, the U.S. Supreme Court overturned the longstanding Chevron doctrine, under which courts were required to give deference to regulatory agencies’ reasonable interpretations of ambiguous federal statutes. The Loper Bright decision could result in additional legal challenges to current regulations and guidance issued by federal agencies applicable to our operations, including those issued by the FDA, CMS, and OIG. Post-Loper Bright litigation has already affected, and may continue to affect, the scope and durability of regulatory policies on which we rely or which may apply to our product candidates, including FDA enforcement discretion, labeling and promotion standards, and CMS coverage and reimbursement methodologies. Congress may introduce and ultimately pass health care related legislation that could impact the drug approval process and make changes to the Medicare Drug Price Negotiation Program created under the IRA. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our drug candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.

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

Our or a partner’s ability successfully to commercialize our drug candidates and to attract strategic partners for our drug candidates or future drugs will depend in part on price levels and on the extent to which reimbursement for the costs of treatment with these drug candidates will be available from government health administration authorities, private health insurers and other third-party payors, as well as government health care programs. There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, for example, principal decisions about reimbursement for new products are typically made by CMS and private third-party payors often follow CMS’s decisions regarding coverage and reimbursement to a substantial degree. However, one third-party payor’s determination to provide coverage for a product candidate does not assure that other payors will also provide coverage for the drug candidate. Further, no uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor. Further, coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained, less favorable coverage policies and reimbursement rates may be implemented in the future. Governments and other third-party payors are increasingly attempting to contain health care costs, in part by challenging the price of medical drugs and services or by restricting the eligibility for reimbursement. Health care cost pressure could lead to pricing pressure which could adversely affect pricing of our drug candidates. Seeking third-party reimbursement is a time-consuming and costly process, which will require us and our partners to provide scientific and clinical support for the use of each of our drug candidates to each third-party payor separately. Significant uncertainty exists as to the payment status of newly approved medical drugs. The unavailability or inadequacy of third-party reimbursement, or legislation controlling treatments or prices, could have an adverse effect on the price level and consequently the market acceptance of our drug candidates and may have a material adverse effect on our results or operations, financial condition and prospects.

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

For the year ended December 31, 2025, approximately 32% and 21% of our costs and revenue, respectively, were denominated in currencies other than the Swiss franc. This proportion may significantly increase in medium and long term as we expand our operations. As a result, our business is affected by fluctuations in foreign exchange rates between the Swiss franc and other currencies. An important part of our costs are currently denominated in currencies other than Swiss francs, particularly U.S. dollars, Euros and British pounds, as we source supplies, research and development, consulting and other services in several countries other than Switzerland. Our revenue is mostly denominated in Swiss Francs for the twelve-month period ending December 31, 2025. Nevertheless, we expect to receive significant amounts from currencies other than Swiss francs in the medium and long term due to agreements with milestones payable in U.S dollars. Under our agreement with Indivior, all milestones payments and royalties payable by Indivior to us are denominated in U.S dollars. Since our reporting currency is the Swiss franc, we convert financial line items into Swiss francs at the applicable foreign exchange rates. Unfavorable fluctuations in the value of the Swiss franc compared to these other currencies could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our ADSs are currently listed on Nasdaq under the symbol “ADXN.” The listing standards of Nasdaq provide that a company, in order to qualify for continued listing, must maintain a minimum bid price of USD 1.00 and satisfy standards relative to minimum shareholders’ equity, minimum market value of publicly held shares and various additional requirements. We have, in the past, received one notification from Nasdaq that, we were not in compliance with Nasdaq’s minimum bid requirements due to the minimum bid price of our ADSs having closed below the minimum USD 1.00 bid price requirement for continued listing on Nasdaq under Nasdaq Listing Rule 5550(a)(2). In order to regain compliance, we changed the ADS ratio from one ADS representing six shares to a new ratio of one ADS representing one hundred and twenty shares on October 23, 2023. Although we regained compliance on that occasion, we cannot assure you the we will not, in the future, fail to comply with all Nasdaq’s requirements to maintain the listing of our ADSs on Nasdaq, or that we will be able to regain compliance in the event of any such non-compliance.

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

As a company with securities listed in the United States in addition to Switzerland, and particularly after we no longer qualify as an emerging growth company for the financial reporting published after December 31, 2025, we expect to continue to incur significant legal, accounting, and other expenses. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel will need to continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we are required to furnish a report by our senior management on our internal control over financial reporting with our Annual Report to be filed with the SEC. However, for so long as we remain a “non-accelerated” filer defined in rule 12b2-2 under the Exchange Act as a public company with an aggregate market value of its outstanding shares held by non-affiliates below $75 million as of June 30 of each fiscal year, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To ensure compliance with Section 404, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. We anticipate that the process to document and evaluate our internal control over financial reporting will be both costly and challenging.

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

Future sales of a substantial number of ADSs representing our shares or our shares, or the perception that such sales will occur, could cause a decline in the market price of ADSs representing our shares and our shares. As of April 28, 2026, we had 151,901,337 outstanding shares, excluding 66,753,159 treasury shares indirectly held through our wholly-owned subsidiary Addex Pharma SA. Of such treasury shares, 26,478,480 were held under the form of 220,654 ADSs. As of April 28, 2026, the number of outstanding ADSs amounted to 165,968. All of our outstanding shares and ADSs representing our shares are freely tradeable on SIX and Nasdaq respectively. In addition, other than shares held by our affiliates, all such shares are able to be deposited with the depositary in exchange for ADSs representing such shares at the ratio referred to on the cover page of this Annual Report on Form 20-F, which ADSs will be freely tradeable. If holders sell substantial amounts of ADSs or shares in the respective public markets therefor, or if the market perceives that such sales may occur, the market price of ADSs representing our shares and our shares and our ability to raise capital through an issue of equity securities in the future could be, adversely affected. In addition, we may from time to time sell shares to the public, including offerings under our agreements with Kepler Cheuvreux andH.C Wainwright & CO.

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

Pursuant to our existing equity incentive plan, employee stock option plan, or ESOP, and warrants may be exercisable at prices below the market price of our shares at the time of exercise. To the extent that these instruments are exercised in the future, holders of our registered shares will be diluted. As of December 31, 2025, there were 66,508,150 equity instruments reserved for issuance pursuant to subscription rights outstanding under our existing equity incentive plan, including primarily 58,551,386 warrants and 7,956,764 shares reserved for the ESOP.

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

We were an “emerging growth company” for the financial reporting published until December 31, 2025 and it is possible that investors have found or will continue to find shares or our ADSs less attractive.

We were an “emerging growth company” as defined in the JOBS Act for the finance reporting published until December 31, 2025. During this period, we took advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies primarily related to the exemption from complying with the auditor attestation requirements of Section 404. Even though we are no longer an emerging growth company, we remain exempt from the auditor attestation requirements of Section 404 pursuant to the rules of the SEC because we remain a “non-accelerated filer” defined in rule 12b2-2 under the Exchange Act as a public company with an aggregate market value of its oustanding shares held by non-affiliates below $75 million as of June 30 of each fiscal year. The other exemptions that we no longer benefit relates to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation including golden parachute compensation.

As a result of our loss of emerging growth company status for the financial reporting published after December 31, 2025, it is possible that investors have found or will continue to find our ADSs less attractive in light of the fact that we have relied on certain of these exemptions.

If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the price of our ADSs may be more volatile. In addition, the loss of our emerging growth company status and compliance with these additional requirements increase our legal and financial compliance costs and, any failure to comply with these additional requirements in a timely manner, or at all, could have an adverse effect on our business and results of operations and could cause a decline in the price of our ADSs.

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

Management has been required to assess the effectiveness of our internal controls annually beginning with our Annual Report filed in 2021. In our Annual Report filed in 2024, our Management concluded that internal control over financial reporting was not effective, and this conclusion has remained unchanged for 2025 as no material changes were made to internal control procedures during the year. In addition, one material weakness was identified during the preparation of the 2025 half-year consolidated financial statements relating to an accounting treatment that was not fully compliant with IFRS Accounting Standards, as further described in item 15 “Disclosure controls and procedures”. Nevertheless, management believes that the consolidated financial statements and related financial information included in this Annual Report on Form 20-F fairly present in all material respects our financial condition, results of operations and cash flows as in conformity with IFRS Accounting Standards. As long as we remain a “non-accelerated” filer defined in rule 12b2-2 under the Exchange Act as a public company with an aggregate market value of its outstanding shares held by non-affiliates below $75 million as of June 30 of each fiscal year, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements requiring us to incur the expense of remediation and could also result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

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

Based on the nature and composition of our income, assets and activities for our taxable year ended December 31, 2025, we believe that we were classified as a PFIC for our taxable year ended December 31, 2025 and may be a PFIC in future taxable years. U.S. Holders should consult with their tax advisors regarding the implications of owning stock in a PFIC. However, because our PFIC status is subject to a number of uncertainties and the applicable law is subject to varying interpretations, neither we nor our tax advisors can provide any assurances with respect to our PFIC status for any prior, the current, or any future taxable year. Moreover, because the calculation of the value of our assets may be based in part on the value of our shares or ADSs, the value of which may fluctuate considerably, our PFIC status may change from year to year and is difficult to predict. A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change from year to year and we have not yet made any determination as to our expected PFIC status for the current year. In addition, our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2025, our current or any other past or future taxable year. We intend to annually provide U.S. Holders (as defined below under the section titled “Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders” under Item 10.E.), upon request, a “PFIC Annual Information Statement”, with the information required to allow U.S. Holders to make a “qualified electing fund” election, or “QEF Election” for United States federal income tax purposes.

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

If a U.S. Holder is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our shares (directly or in the form of ADSs representing our shares), such U.S. Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our corporate group, if any. A controlled foreign corporation is any foreign corporation in which more than 50% of the total combined voting power of classes of voting stock or the total value of the corporation is owned (or treated as owned) by United States shareholders. If such group includes one or more U.S. subsidiaries, our non-U.S. subsidiaries will be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “net CFC tested income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions.

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

Overview

We are a clinical-stage pharmaceutical company focused on the development of a portfolio of novel orally available small molecule drug candidates. Our business comprises of a pipeline of proprietary clinical and preclinical stage drug candidates that are being developed by our partner and internally. We or our partner are developing these clinical and preclinical stage proprietary drug candidates for diseases for which there are no approved therapies or where improved therapies are needed including post-stroke sensorimotor recovery, traumatic brain injury, or TBI, recovery, substance use disorders, or, SUD, and chronic cough. We also hold a 20% equity interest in a spin out company, Neurosterix US Holdings LLC, a private company developing a portfolio of preclinical stage proprietary drug candidates for schizophrenia and mood disorders.

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

Our third development program is GABAB PAM for substance use disorders. In 2024, we completed a funded research program to discover novel gamma-aminobutyric acid subtype-b positive allosteric modulators, or GABAB PAMs, for Indivior PLC, or Indivior. On August 27, 2024, Indivior selected a compound for future development in substance use disorders and undertakes all future development of their selected compound. On May 12, 2025, we announced that our partner, Indivior, had successfully completed IND enabling studies with their selected compound.

Our fourth development program is GABAB PAM for chronic cough. Under the terms of the agreement with Indivior, we have exercised our right to select a compound to advance our own independent GABAB PAM program for the treatment of chronic cough. Our selected compound has demonstrated robust anti-tussive activity in multiple preclinical models of chronic cough compared to reference drugs. Subject to securing funding or a development partner, we plan to initiate IND enabling studies.

We cannot forecast with any degree of certainty which proprietary products or indications, if any, will be subject to future collaborative arrangements, in whole or in part, and how such arrangements would affect our development plan or capital requirements. To date, we have secured grants and other funding from government and non-governmental organizations. As we advance our clinical and preclinical programs, we will continue to apply for subsidies, grants and government or agency sponsored studies that could offset or reduce our development costs.

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

The Neurosterix Transaction

On April 2, 2024, we divested our allosteric modulator discovery platform and a portfolio of pre-clinical programs to a new Swiss company, Neurosterix Pharma Sàrl (equivalent to an LLC), focused on the discovery and development of novel orally available allosteric modulator drug candidates, including M4PAM for schizophrenia, mGlu7NAM for mood disorders and mGlu2NAM for mild neurocognitive disorders. In connection with the Transaction, we received gross proceeds of CHF 5.0 million and a 20% equity interest in Neurosterix US Holdings LLC, the parent company of Neurosterix Pharma Sàrl. Neurosterix US Holdings LLC received USD 65.0 million from a syndicate of investors led by Perceptive Advisors.

The divestment of our discovery platform and early-stage programs included the transfer of the associated research, as well as all development and administration staff, with the exception of our Head of Finance. A service agreement was put in place to allow key members to continue supporting us in executing our business strategy at zero cost for us until December 31, 2024. As of January 1, 2025, the agreement was not formally renewed. However, Neurosterix agreed to continue to provide the Group with access to research and development staff.

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

Spin out company – Neurosterix LLC

On April 2, 2024, we divested a part of our business to the spin out company Neurosterix. We received a cash consideration of CHF 5.0 million and a 20% equity interest in Neurosterix LLC, parent company of Neurosterix Group. The lead program, M4 PAM for schizophrenia, is currently advancing through phase 1 clinical studies.

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

Our lead development compound is dipraglurant, a metabotropic glutamate receptor subtype 5 negative allosteric modulator, or mGlu5 NAM, currently under evaluation for future development in post-stroke/ TBI recovery. We entered into an option and collaboration agreement with Sinntaxis AB for an exclusive license to intellectual property covering the use of mGlu5 inhibitors for the treatment of brain injury recovery.

Our second development compound, ADX71149 is a novel orally active metabotropic glutamate receptor subtype 2 positive allosteric modulator, or mGlu2 PAM. Originally developed in collaboration with Janssen, the program has since returned to us and we are currently evaluating the future development of ADX71149.

Our third development program is a GABAB PAM program which has been licensed to Indivior. We have completed a research program funded by Indivior to discover novel GABAB PAM drug candidate and under the terms of the agreement, on August 27, 2024, Indivior selected a drug candidate for the substance use disorder indication whilst we select a drug candidate for our independent chronic cough program. On May 12, 2025, we announced that our partner Indivior has successfully completed the IND enabling studies of their drug candidate for the substance use disorders.

Our fourth development program is GABAB PAM for the treatment of chronic cough. Our selected compound has demonstrated robust anti-tussive activity in multiple preclinical models of chronic cough compared to reference drugs. Subject to securing funding or development partner, we plan to initiate IND enabling studies.

Our Strategy

Since our inception through December 31, 2025, we have raised an aggregate of CHF 356.6 million in equity financing and generated an aggregate of CHF 66.8 million in revenue, which we have used to discover and develop our pipeline of drug candidates. We have also raised gross proceeds of CHF 5.0 million and acquired a 20% equity interest in Neurosterix US Holdings LLC as part of the Neurosterix Transaction executed on April 2, 2024. The key elements of our strategy include the following:

●	Continue to evaluate dipraglurant for post-stroke/TBI recovery. We entered into an option agreement and collaboration agreement with Sinntaxis AB for an exclusive license to intellectual property covering the use of mGlu5 inhibitors for the treatment of brain injury recovery;
●	Evaluate new indications for ADX71149. We are currently evaluating a number of potential indications for ADX71149. We have drug product ready and subject to securing funding or collaborative arrangements, plan to initiate clinical studies;
●	Continue to advance our GABAB PAM program. We completed a funded research program to discover novel GABAB PAM drug candidate for Indivior. As part of the research agreement, Indivior and us selected a drug compound for future development in substance use disorders and chronic cough, respectively. Our partner, Indivior, has successfully completed IND enabling studies for their drug candidate for the substance use disorders. Our selected compound for chronic cough has demonstrated robust anti-tussive activity in multiple preclinical models of chronic cough compared to reference drugs. Subject to securing funding or development partner, we plan to initiate IND enabling studies for our independent chronic cough program;
●	Continue to pursue collaborative arrangements with pharmaceutical companies. We are seeking collaborative arrangements with third parties to advance the development and commercialization of our drug candidates.

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

Internally Developed Drug Candidates

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

On August 27, 2024, Indivior selected a compound for future development in substance use disorders and now undertake all future development of their selected compound. Under the terms of the agreement, we have also exercised our right to select a compound to advance our own independent GABAB PAM program for the treatment of chronic cough. Under the license agreement, we are as well eligible for payments on successful achievement of pre-specified clinical, regulatory and commercial milestones totaling USD 330 million. In addition, we are eligible for tiered royalties from high single digits to low double digits on net sales of applicable products on a country-by-country-basis. The term of the royalty for each licensed product in any particular country commences on such product’s launch and ends on the latest of ten -year anniversary of launch, expiration of certain applicable patent rights, and expiration of certain applicable marketing or data exclusivity periods.

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

Intellectual Property

Patents and Proprietary Rights

At the issuance date of this annual report on Form 20-F, we owned 7 U.S. and 55 foreign patents and a number of pending patent applications that cover several classes of compounds which are potentially useful as modulators of mGlu5, mGlu2 PAM and GABAB. More specifically, our patents and patent applications cover compounds, pharmaceutical compositions, polymorphs and uses of compounds for medical treatment.

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

We have two patent families covering dipraglurant as a composition of matter and its polymorphs which are useful as mGlu5 NAMs: 42 patents have been granted to us, including 2 in the United States and 40 in other international jurisdictions (Austria, Belgium, Croatia, Denmark, Estonia, Finland, France, Germany, Great Britain, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Lithuania, Luxembourg, Netherlands, Norway, Poland, Portugal, Romania, Spain, Sweden, Switzerland/Liechtenstein, Turkey, Australia, Brazil, Canada, Hong Kong, Indonesia, Israel, Japan, South Korea, Mexico, New Zealand, Russian federation, Singapore, South Africa and Ukraine). We also have 1 patent application pending.

We have six patent families covering compounds which are useful as GABAB PAMs, of which 2 patents have been granted in the United States and 5 patent applications have reached the PCT stage and will enter the national/regional phase.

We have 17 patents in one patent family covering compounds which are useful as mGlu2 PAMs, including ADX71149, which is explicitly exemplified and claimed as a compound and as a pharmaceutical composition, we have 3 patents in the United States and 14 in other international jurisdictions (Belgium, France, Germany, Italy, Switzerland/Liechtenstein, United Kingdom, Chile, Israel, Japan, Republic of Korea, Mexico, and New Zealand).

Our portfolio of granted patents have expiry dates ranging from 2027 - 2045 without extension. Patent term extension of up to 5 years is available in some jurisdictions. For example, in the United States following the enactment of Title II of the Drug Price Competition and Patent Term Restoration Act (Public Law 98-417) it is generally possible to extend patent life by a maximum of 5 years.

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

Competition

The biopharmaceutical industry is highly competitive and characterized by rapid technological innovation, evolving standards of care, intense intellectual property competition and strong competition for regulatory approval, reimbursement and market acceptance. We face competition from multinational pharmaceutical companies, specialty biotechnology companies, academic institutions and governmental and public research organizations. Competitors may develop products that are safer, more effective, more convenient, less expensive or otherwise commercially superior to our product candidates.

Many of our competitors have substantially greater financial, technical, manufacturing, marketing, commercialization and human resources than we do. In addition, many competitors have significantly greater experience in conducting preclinical studies and clinical trials, obtaining regulatory approvals and commercializing pharmaceutical products. Our competitors may also obtain regulatory approval for their products more rapidly than we do or establish stronger market positions.

For each of our product candidates and target indications, we are aware of approved therapies, off-label treatments and development-stage compounds that may compete with our programs, including the following:

Dipraglurant for Post-Stroke Sensorimotor Recovery

Currently, there are no approved pharmacological therapies specifically indicated to improve post-stroke sensorimotor recovery, and patient rehabilitation primarily relies on physiotherapy and occupational therapy. However, several academic and industry-sponsored clinical studies are evaluating pharmacological approaches intended to enhance neuroplasticity and rehabilitation outcomes.

Competing or potentially competing approaches include: armodafinil in combination with task-related training; galantamine in combination with cognitive rehabilitation; levodopa/carbidopa (Sinemet®) used in conjunction with physiotherapy or upper limb rehabilitation programs; and other neuromodulatory and neurorehabilitation approaches under academic or commercial development.

In addition to drug-based approaches, advances in digital therapeutics, robotics-assisted rehabilitation, brain stimulation technologies and neurorehabilitation devices may also compete with our product candidates in this indication.

GABAB PAM for the Treatment of Substance Use Disorders, Including Alcohol Use Disorder

Currently approved pharmacological treatments for substance use disorders include buprenorphine-based products (Suboxone®, Subutex®, Probuphine® and Sublocade™) and naltrexone (Vivitrol®) for opioid use disorder; bupropion (Zyban®) and varenicline (Chantix®) for nicotine dependence; and naltrexone (Vivitrol®), acamprosate (Campral®) and disulfiram (Antabuse®) for alcohol use disorder.

Baclofen, a GABAB receptor agonist, has been used off-label in certain jurisdictions for alcohol use disorder and other addiction-related disorders. In addition, several companies and academic groups are developing next-generation GABAB modulators and related compounds intended to improve efficacy and tolerability compared to baclofen.

We are also aware of development-stage compounds targeting GABAB signaling pathways, including Astellas Pharma’s ASP8062, a GABAB positive allosteric modulator (PAM), which has been evaluated in early-stage clinical studies for substance-related disorders and other central nervous system indications.

In addition, we may face competition from other therapeutic approaches being developed for substance use disorders, including therapies targeting opioid, dopamine, glutamate, cannabinoid and neuroimmune signaling pathways, as well as digital therapeutics and behavioral intervention platforms.

GABAB PAM for the Treatment of Chronic Cough

Current pharmacological treatments for chronic cough include opioid-based antitussives such as codeine and morphine; neuromodulators including gabapentin (Neurontin®, Horizant®) and pregabalin (Lyrica®); and over-the-counter or prescription cough suppressants containing dextromethorphan or guaifenesin. Many of these therapies are associated with significant limitations, including sedation, dizziness, gastrointestinal side effects, abuse potential, limited efficacy and tolerability concerns.

Baclofen, a GABAB receptor agonist, has also been used off-label for gastroesophageal reflux disease (GERD)-associated chronic cough, angiotensin-converting enzyme inhibitor-induced cough and refractory chronic cough.

More recently, novel mechanisms of action have emerged in the treatment of refractory or unexplained chronic cough, including purinergic P2X3 receptor antagonists and neurokinin receptor antagonists. Gefapixant, a P2X3 receptor antagonist marketed as Lyfnua®, has been approved in certain jurisdictions, including Japan and Europe, for the treatment of refractory or unexplained chronic cough in adults. However, reported limitations of gefapixant include taste-related adverse events and incomplete response in a subset of patients.

Additional P2X3 receptor antagonists and other chronic cough therapies are currently in clinical development by multiple pharmaceutical and biotechnology companies. We may also face competition from future therapies that demonstrate improved efficacy, safety, tolerability or convenience compared to our product candidates.

Our ability to compete successfully will depend on a number of factors, including the efficacy, safety, tolerability, convenience, cost and reimbursement profile of our product candidates, the timing and scope of regulatory approvals, our intellectual property position, manufacturing capabilities, commercialization strategy and our ability to establish and maintain strategic collaborations.

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

The process required by the FDA before a drug may be marketed in the United States generally involves:

●	completion of pre-clinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, regulations, including laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess potential safety and efficacy;
●	submission to the FDA of an Investigational New Drug application, or IND, which must become effective before human clinical trials may begin;
●	approval by an independent institutional review board, or IRB, at each clinical site before each clinical trial may be initiated;
●	performance of adequate and well-controlled clinical trials in accordance with good clinical practice, or GCP, requirements to establish the safety and efficacy of the proposed drug for each indication;
●	submission to the FDA of an NDA;
●	a determination by the FDA within 60 days of its receipt of the NDA to accept the filing for review;
●	satisfactory completion of an FDA advisory committee review, if applicable;
●	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP requirements, and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; satisfactory completion of an FDA inspection of selected clinical sites to assure compliance with GCPs and the integrity of the clinical data; payment of user fees; and
●	FDA review and approval of the NDA.

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

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Similarly, the Drug Supply Chain Security Act, or DSCSA, was enacted in 2013 with the aim of building an electronic system to identify and trace certain prescription drugs and biologics distributed in the United States. These laws and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

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

Among policy makers and payors in the United States and elsewhere, there is substantial interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and / or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been affected by major legislative initiatives. In March 2010, the ACA was passed, which substantially changed the way healthcare is financed by both the government and private insurers, and continues to greatly impact the U.S. pharmaceutical industry. The ACA, among other things: (i) increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations; (ii) established an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in some government healthcare programs; (iii) expanded the availability of lower pricing under the 340B drug pricing program by adding new entities to the program; (iv) increased the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program, to 23.1% and 13% of the average manufacturer price for most branded and generic drugs, respectively and capped the total rebate amount for innovator drugs at 100% of the Average Manufacturer Price, or AMP; (v) expanded the eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability; (vi) established a Medicare Part D coverage gap discount program that required manufacturers to offer 50% (later increased to 70%) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D, a provision later replaced by the Medicare Part D Manufacturer Discount Program under the Inflation Reduction Act of 2022; (vii) created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and (viii) established a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug.

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

Other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year pursuant to the Budget Control Act of 2011, which subsequent legislative amendments to the statute will remain in effect through fiscal year 2032 unless additional Congressional action is taken. Additionally, on March 11, 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminated the statutory Medicaid drug rebate cap, previously set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, effective on January 1, 2024, with the result that manufacturers may now owe total Medicaid rebates in excess of a drug’s average manufacturer price.

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

At the federal level, the IRA, among other things, (i) directs the U.S. Department of Health and Human Services, or HHS, to negotiate the price of certain high-expenditure, single-source drugs that have been on the market for at least 7 years (in the case of small molecules) or 11 years (in the case of biological products) covered under Medicare, and subjects drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” or MFP for such drugs and biologics under the law, or the Medicare Drug Price Negotiation Program, and (ii) imposes rebates with respect to certain drugs and biologics covered under Medicare Part B or Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions took effect progressively starting in fiscal year 2023 and the MFPs for the first ten drugs selected for negotiation took effect on January 1, 2026. On August 15, 2024, HHS announced the agreed-upon prices of the first ten drugs that were subject to price negotiations, although the Medicare Drug Price Negotiation program is currently subject to legal challenges. On January 17, 2025, HHS selected fifteen additional products covered under Part D for price negotiation in 2025. Each year thereafter more Part B and Part D products will become subject to the Medicare Drug Price Negotiation Program. Since taking office in January 2025, the Trump administration has pursued policies to reduce regulations and expenditures across government including at HHS, the FDA, CMS and related agencies, including through significant workforce reductions, organizational restructuring, and rescission of predecessor-administration initiatives. These actions directed by executive orders or memoranda from the Office of Management and Budget, have introduced and may continue to introduce policy changes that create additional uncertainty for our business. These actions have included, among others, directives to reduce agency workforce, rescinding a Biden administration executive order tasking the Center for Medicare and Medicaid Innovation to consider new payment and healthcare models to limit drug spending, eliminating the Biden administration’s executive order that directed HHS to establishing an AI task force and developing a strategic plan, and directing certain federal agencies to enforce existing law regarding hospital and price plan transparency and by standardizing prices across hospitals and health plans.

In addition, on May 12, 2025, the President issued Executive Order 14297, directing HHS and other federal agencies to take action to ensure that Americans pay no more for prescription drugs than patients in comparable developed countries (commonly referred to as “most favored nation” or “MFN” pricing). The administration has also announced a direct-to-consumer drug sales platform referred to as “TrumpRx,” and has entered into voluntary arrangements with a number of pharmaceutical manufacturers incorporating MFN or MFN-adjacent pricing commitments. The scope, legal durability, and economic impact of any MFN program remain uncertain, and MFN-based initiatives are likely to continue to be the subject of litigation.

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

C. Organizational Structure

The following diagram illustrates our corporate structure related to the description of our significant subsidiaries and material minority investments at the issuance date of this Annual Report:

D. Property, Plants and Equipment.

Our registered office is located in 12, Chemin des Aulx, Plan-les-Ouates, Geneva, Switzerland. Under the service agreement, we used at zero cost the administrative offices of Neurosterix Group located in Campus Biotech, Chemin des Mines 9, Geneva, Switzerland until February 28, 2026. Since that date, we assumed responsibility for the rent of our administrative offices in Campus Biotech following Neurosterix relocation.

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

Overview

We are a clinical-stage pharmaceutical company focused on the development of a portfolio of novel orally available small molecule drug candidates. Our business comprises of a pipeline of proprietary clinical and preclinical stage drug candidates that are being developed by our partners and internally. We or our partners are developing these clinical and preclinical stage proprietary drug candidates for diseases for which there are no approved therapies or where improved therapies are needed including post-stroke sensorimotor recovery, traumatic brain injury, or TBI, recovery, substance use disorder, or, SUD, and chronic cough. We also hold a 20% equity interest in a spin out company, Neurosterix US Holdings LLC, a private company developing a portfolio of preclinical stage proprietary drug candidates for schizophrenia and mood disorders.

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

Our third development program is GABAB PAM for substance use disorders. In 2024, we completed a funded research program to discover novel gamma-aminobutyric acid subtype-b positive allosteric modulators, or GABAB PAMs, for Indivior PLC, or Indivior. On August 27, 2024, Indivior selected a compound for future development in substance use disorder and undertakes all future development of their selected compound. On May 12, 2025, we announced that our partner, Indivior, had successfully completed IND enabling studies with their selected compound.

Our fourth development program is GABAB PAM for chronic cough. Under the terms of the agreement with Indivior, we have exercised our right to select a compound to advance our own independent GABAB PAM program for the treatment of chronic cough. Our selected compound has demonstrated robust anti-tussive activity in multiple preclinical models of chronic cough compared to reference drugs. Subject to securing funding or a development partner, we plan to initiate IND enabling studies.

We cannot forecast with any degree of certainty which proprietary products or indications, if any, will be subject to future collaborative arrangements, in whole or in part, and how such arrangements would affect our development plan or capital requirements. To date, we have secured grants and other funding from government and non-governmental organizations. As we advance our clinical and preclinical programs, we will continue to apply for subsidies, grants and government or agency sponsored studies that could offset or reduce our development costs.

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

We were founded in May 2002 and completed our initial public offering of shares on the SIX Swiss Exchange in May 2007. On January 29, 2020, we listed American Depositary Shares (ADSs) representing our shares on the Nasdaq Stock Market following the United States Securities and Exchange Commission (SEC) having declared our registration statements on Forms F-1 and F-6 effective. On October 6, 2023, we filed a post-effective amendment to the form F-6 in Addex Therapeutics in order to change our ADS ratio from one ADS to six shares to a new ratio of one ADS to one hundred and twenty shares. The ADS ratio change has been effective since October 23, 2023 and had the same effect as a one to twenty ADS reverse split. The ADS ratio change had no impact on the Company’s underlying shares and was intended to enable the Company to regain compliance with the Nasdaq minimum bid price requirement of ADSs. On November 8, 2023, the company announced that it had received a written notification from Nasdaq confirming that the compliance had been regained. On September 22, 2025, we filed a new registration statement on F-6 in order to appoint the Bank of New-York Mellon (BNY) as our new ADS depositary agent.

Our operations to date have included organizing and staffing our company, raising capital, out-licensing rights to our research stage programs including our mGlu2 PAM and GABAB PAM programs and conducting preclinical studies and clinical trials.

To date, we have generated CHF 66.8 million of revenue from the sale of license rights and conducting funded research activities for certain of our research programs. We have historically financed our operations mainly through the sale of equity. Through December 31, 2025, we had raised an aggregate of CHF 356.5 million of gross proceeds from the sale of equity.

We have incurred losses for a total amount of CHF 360.1 million since our inception. During the twelve-month period ended December 31, 2023 and December 31, 2025, we incurred net losses of CHF 10.6 million and CHF 6.7 million, respectively. During the same period ended December 31, 2024, we recognized a net gain of CHF 7.1 million, primarily due to the consideration received in 2024 from the sale of a part of our business to Neurosterix. We expect to continue to incur significant expenses and operating losses in the medium to long term. We anticipate that our expenses will increase significantly in connection with our ongoing and future activities as we:

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

The Neurosterix Transaction

On April 2, 2024, we divested our allosteric modulator discovery platform and a portfolio of pre-clinical programs to a new Swiss company, Neurosterix Pharma Sàrl (equivalent to an LLC), focused on the discovery and development of novel orally available allosteric modulator drug candidates, including M4 PAM for schizophrenia and mGlu7NAM for mood disorders. In connection with the Transaction, we received gross proceeds of CHF 5.0 million and a 20% equity interest in Neurosterix US Holdings LLC, theparent company of Neurosterix Pharma Sàrl. Neurosterix US Holdings LLC received USD 65.0 million from a syndicate of investors led by Perceptive Advisors.

The divestment of our discovery platform and early-stage programs includes the transfer of the associated research and development staff, with a service agreement to allow key members of staff to support us in achieving our business strategy at zero cost for us until December 31, 2024. As of the date of the Transaction, all employees of the Group, other than our Head of Finance, became employees of Neurosterix Pharma Sàrl. Pursuant to the service agreement, certain former employees dedicate a portion of their time to us. As of January 1, 2025, the agreement was not formally renewed. However, Neurosterix agreed to provide us with access to certain employees and infrastructure at zero cost. Since November 1, 2025, our CEO, Tim Dyer, has been directly remunerated by us. On February 28, 2026, Neurosterix relocated its offices, and since that date we assumed responsibility for the rent of our administrative offices. As of the issuance date of the annual report on Form 20-F, we continue to have access to research and development staff at zero cost.

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

Under the terms of the agreement, we have granted Indivior an exclusive license to use relevant patents and know-how in relation to the development and commercialization of drug candidates selected by Indivior. Subject to agreed conditions, Addex and Indivior jointly own all intellectual property rights that are jointly developed, and Addex or Indivior individually own all intellectual property rights that Addex or Indivior develop individually. Addex has retained the right to select compounds from the research program for further development in areas outside the interest of Indivior including chronic cough. Under certain conditions, but subject to certain consequences, Indivior may terminate the agreement.

In January 2018, under terms of the agreement, we received a non-refundable upfront fee of USD 5.0 million for the right to use the clinical candidate, ADX71441, including all materials and know-how related to this clinical candidate. On February 14, 2019, Indivior terminated the development of their selected compound, ADX71441.Separately, Indivior funded research at Addex, based on a research plan to mutually agreed between the parties, to discover novel GABAB PAM compounds. These future novel GABAB PAM compounds, if selected by Indivior, become licensed compounds. We agreed with Indivior to an initial research term and duration of two years with a funding of USD 4.0 million over the period for our R&D costs incurred, that can be extended by twelve-month increments. Following Indivior’s selection of one newly identified compound, Addex has the right to also select one additional newly identified compound. Addex was responsible for the funding of all development and commercialization costs of its selected compounds and Indivior has no rights to the Addex selected compounds. The initial two-year research term ran from May 2018 to April 2020. In 2019, Indivior agreed to additional research funding of USD 1.6 million and on October 30, 2020, the research term was extended until June 30, 2021 and Indivior agreed to further additional research funding of USD 2.8 million. Effective May 1, 2021, the research term was extended until July 31, 2022 and Indivior agreed additional research funding of CHF 3.7 million, of which CHF 2.7 million has been paid to us, and CHF 1.0 million paid directly by Indivior to third party suppliers that supported the funded research program. In August 2022, the research agreement was extended until March 31, 2023 with additional research funding of CHF 0.85 million. The reserved indications, where Addex retains exclusive rights to develop its own independent GABAB PAM program, were also expanded to include chronic cough. Effective November 1, 2022 the research term was extended until June 30, 2023 and Indivior agreed to additional research funding of CHF 0.95 million. Effective July 1, 2023, the research term was extended until June 30, 2024 and Indivior agreed to additional research funding of CHF 2.7 million including CHF 1.1 million received directly by us and CHF 1.6 million paid directly by Indivior to third party suppliers that are supporting the funded research program.

On August 27, 2024, Indivior selected a compound for future development in substance use disorders and now undertake all future development of their selected compound. Under the terms of the agreement, we have also exercised our right to select a compound to advance our own independent GABAB PAM program for the treatment of chronic cough. Under the license agreement, we are as well eligible for payments on successful achievement of pre-specified clinical, regulatory and commercial milestones totaling USD 330 million. In addition, we are eligible for tiered royalties from high single digits to low double digits on net sales of applicable products on a country-by-country-basis. The term of the royalty for each licensed product in any particular country commences on such product’s launch and ends on the latest of ten -year anniversary of launch, expiration of certain applicable patent rights, and expiration of certain applicable marketing or data exclusivity periods. The contract contains two distinct material promises and performance obligations: (1) the selected compound ADX71441 which falls within the definition of a licensed compound, whose rights of use and benefits thereon was transferred in January 2018 and, (2) the research services to be conducted by Addex and funded by Indivior to discover novel GABAB PAM compounds for clinical development that may be discovered over the research term of the agreement and selected by Indivior.

Components of Results of Operations

Revenue

From the beginning of January 2017 through December 2025, we recognized CHF 18.8 million as revenue primarily under our license agreement with Indivior. We do not have approval to market or commercialize any of our drug candidates, we have never generated revenue from the sale of products and we do not expect to generate any revenue from product sales for the foreseeable future. Prior to approval of a drug candidate, we will seek to generate revenue from a combination of license fees, milestone payments in connection with collaborative or strategic relationships, royalties resulting from the licensing of our drug candidates and payments from sponsored research and development activities as well as grants from governmental and non-governmental organizations.

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

Other Income

From the beginning of January 2017 through December 2025, we recognized CHF 1.9 million as other income including CHF 1.6 million relating to grants, CHF 0.2 million to IT services provided to other R&D companies and CHF 0.1 million related to the fair value of the service agreement with Neurosterix Group. We received CHF 1.2 million from The Michael J. Fox Foundation for Parkinson’s Research, or MJFF, to finance certain clinical activities related to dipraglurant development in Parkinson’s disease levodopa-induced dyskinesia, or PD-LID, and other discovery activities and CHF 0.5 million from Eurostars/Innosuisse to support our mGlu7 NAM program transferred to Neurosterix Pharma Sàrl on April 2, 2024.

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

Operating Expenses

Research and Development Costs

From the beginning of January 2017 through December 2025, we incurred CHF 67.7 million in research and development costs. They consist mainly of direct research costs, which include costs associated with the use of contract research organizations, or CROs, and consultants hired to assist on our research and development activities, personnel costs, share-based compensation for our employees and consultants, costs related to regulatory affairs and intellectual property, as well as depreciation for assets used in research and development activities. Following the Neurosterix Transaction executed on April 2, 2024, research and development costs no longer include personnel costs and share-based compensation for employees. For the twelve-month periods ended December 31, 2023, 2024 and 2025 respectively, the research and development costs related to divested activities have been recognized in our statements of profit or loss under “Net profit or loss from discontinued operations”.

We currently use our consultants and CRO’s across our research and development programs. The following table provides a breakdown of our outsourced research and development costs from continuing operations that are directly attributable to the specified programs for the years ended December 31, 2025, 2024 and 2023:

	For the years ended December 31,
	2025	2024	2023*

	(CHF in thousands, unaudited)
Dipraglurant	—	78	(99)
GABAB PAM	169	357	1,042
Other programs	21	—	—
Total outsourced research and development costs	190	435	943

*The 2023 comparatives have been re-presented in order to disclose only continuing operations following the Neurosterix Transaction described above. For more information, please refer to the paragraph below related to the analysis of results of operations.

Our research and development expenses are lower following the Neurosterix Transaction executed on April 2, 2024. The table above relates to outsourced research and development costs from continuing operations. Outsourced research and development costs related to discontinued operation from January 1, 2023 to April 2, 2024 have been recognized in the statements of profit or loss under “net profit or loss from discontinued operations”.

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

General and Administrative Costs

General and administrative costs consist primarily of staff costs, including salaries, benefits and share-based compensation cost for our employees, D&O insurances and professional fees including legal fees related to corporate matters and audit fees.

Finance Result, Net

Finance result net consists mainly of currency exchange differences.

Net profit or loss from discontinued operations

The net profit or loss from discontinued operations has been recognized in the statements of profit or loss under “net profit or loss from discontinued operations”. It primarily relates to research and development costs, general and administrative costs incurred from January 1, 2023 to the sale of a part of our business executed on April 2, 2024.

Share of net loss of investments accounted for using the equity method

We received an equity interest of 20% in Neurosterix US Holdings LLC as part of the Neurosterix Transaction. The equity interest has been recognized as an investment at fair value based on a financial valuation of Neurosterix’s Group. The carrying amount of the investment has been decreased to recognize the share of loss of Neurosterix’s Group and tested for impairment whenever events or changes in circumstances indicate that its fair value may be below its recoverable amount.

Taxation

We are subject to corporate taxation in Switzerland, United States and France. We are also entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes. As of December 31, 2025, we had tax losses carried forward totaling CHF 173.5 million of which CHF 23.1 million will expire by the end of 2026. Deferred income taxes are not recognized as we do not believe it is probable that we will generate sufficient taxable profits to utilize these tax losses carried forward.

A. Operating Results

Analysis of Results of Operations

The following table presents our consolidated results of operations for the fiscal years 2025, 2024 and 2023.

	For the years ended December 31,
	2025	2024	2023*

	(CHF in thousands, unaudited)
Revenue	30	404	1,613
Other Income	143	6	4
Research and development costs	(672)	(854)	(1,187)
General and administrative costs	(2,316)	(2,311)	(2,673)
Operating loss from continuing operations	(2,815)	(2,755)	(2,243)
Finance income	—	27	64
Finance expense	(15)	(4)	(321)
Finance result	(15)	23	(257)
Share of net loss of investments accounted for using the equity method	(4,012)	(2,177)	—
Net loss before tax from continuing operations	(6,842)	(4,909)	(2,500)
Income tax expense	—	—	—
Net loss from continuing operations	(6,842)	(4,909)	(2,500)
Net profit / (loss) from discontinued operations attributable to equity holders of the Group	114	11,965	(8,056)
Net profit / (loss) for the period	(6,728)	7,056	(10,556)

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

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenue

The following table sets forth our revenue in 2025 and 2024.

	For the years
	ended
	December 31,
	2025	2024

	(CHF in thousands)
Collaborative research funding	30	404
Total	30	404

Revenue decreased by CHF 0.3 million in 2025 compared to 2024 primarily due to the termination of the research agreement with Indivior on June 30, 2024.

Other Income

The following table sets forth our other income in 2025 and 2024.

	For the years
	ended
	December 31,
	2025	2024

	(CHF in thousands)
Other service income	143	6
Total	143	6

Other income increased by CHF 0.1 million in 2025 compared to 2024 primarily due to the fair value of the extension of the service agreement with Neurosterix Group.

Research and Development Expenses

The following table sets forth our research and development expenses in 2025 and 2024.

	For the years
	ended
	December 31,
	2025	2024

	(CHF in thousands, unaudited)
Dipraglurant PD‑LID	—	78
GABAB PAM	169	357
Other discovery programs	21	—
Subtotal outsourced R&D per program	190	435
Depreciation	—	78
Patent maintenance and registration costs	189	283
Other operating expenses	293	58
Subtotal unallocated R&D expenses	482	419
Total	672	854

Research and development expenses, relating to continuing activities, decreased by CHF 0.2 million in 2025 compared to 2024, primarily due to lower GABAB PAM outsourced R&D expenses as we completed our research agreement with Indivior on June 30, 2024.

General and Administrative Costs

The following table sets forth our general and administrative costs in 2025 and 2024.

	For the years
	ended
	December 31,
	2025	2024

	(CHF in thousands, unaudited)
Staff costs	389	243
Depreciation	8	115
Professional fees	1,315	1,207
D&O insurance	184	226
Other operating costs	420	520
Total	2,316	2,311

General and administrative costs, relating to continuing activities, driven by the evolution of professional fees remained stable at CHF 2.3 million in 2024 and 2025.

Finance Result, Net

The following table sets forth our finance result net in 2025 and 2024.

	For the years
	ended
	December 31,
	2025	2024

	(CHF in thousands)
Interest income	—	9
Interest expense	—	(1)
Interest cost on leases	(2)	(2)
Foreign exchange gain / (loss), net	(13)	17
Total	(15)	23

Share of net loss of investments accounted for using the equity method

The following table sets forth our share of net loss of Neurosterix Group in 2025 and 2024.

	For the years
	ended
	December 31,
	2025	2024

	(CHF in thousands)
Share of net loss for the period of Neurosterix Group	(4,012)	(2,177)
Total	(4,012)	(2,177)

The share of the net loss of Neurosterix Group amounted to CHF 4.0 million (CHF 2.2 million in 2024) and relates to 20% of the net loss incurred by Neurosterix group.

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

Other Income

The following table sets forth the other income in 2024 and 2023.

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

Share of net loss of investments accounted for using the equity method

The following table sets forth our share of net loss of Neurosterix Group in 2024 and 2023.

	For the years
	ended
	December 31,
	2024	2023*

	(CHF in thousands)
Share of net loss for the period of Neurosterix Group	(2,177)	—
Total	(2,177)	—

The share of the net loss of Neurosterix Group amounted to CHF 2.2 million in 2024 and relates to 20% of the net loss incurred by Neurosterix group from its inception on April 2, 2024 to December 31, 2024.

B.	Liquidity and Capital Resources

Since our inception through December 31, 2025, we have generated CHF 66.8 million of revenue and have incurred net losses and negative cash flows from our operations. We have funded our operations primarily through the sale of equity. From inception through December 31, 2025, we raised an aggregate of CHF 356.6 million of gross proceeds from the sale of equity. We have also raised gross proceeds of CHF 5.0 million and acquired a 20% equity interest in Neurosterix US Holdings LLC as part of the Neurosterix Transaction executed on April 2, 2024. As at December 31, 2025, we had CHF 1.6 million in cash and cash equivalents.

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

In the medium and long term, we expect an increase of our expenses compared to the twelve-month period ended December 31, 2025, as we continue to the development of our GABAB PAM chronic cough drug candidate, initiate further clinical trials and seek marketing approval for our drug candidates.

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

We expect our existing cash and cash equivalents at the issuance date of Annual Report on Form 20-F will enable us to fund our operating expenses and capital expenditure requirements through mid - June 2026. Our future viability is dependent on our ability to monetize our intellectual property portfolio or our financial assets and raise additional capital though public or private financings that may dilute existing shareholders. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

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

The following table shows a summary of our cash flows of the continuing operations for the years indicated:

	For the years ended December 31,
	2025	2024	2023

	(CHF in thousands)
Net cash flows used in continuing operating activities	(2,171)	(2,772)	(2,168)
Net cash flows used in continuing investing activities	(795)	(1)	—
Net cash flows from continuing financing activities	1,184	174	5,553
Net cash (used in) / from continuing activities	(1,782)	(2,599)	3,385

Operating Activities of Continuing Operations

Net cash flows used in operating activities consist of the net loss from continuing operations adjusted for changes in net working capital (current assets less current liabilities), and for non-cash items such as depreciation, the value of share-based services and changes in post-employment benefits.

During the year ended December 31, 2025, continuing operating activities used CHF 2.2 million of cash primarily due to our net loss from continuing operations of CHF 6.8 million partially offset by a decreased net working capital of CHF 0.5 million mainly due to increased payables and non-cash items of CHF 4.1 million primarily related to the share of the net loss of Neurosterix Group.

During the year ended December 31, 2024, continuing operating activities used CHF 2.8 million of cash primarily due to our net loss from continuing operations of CHF 4.9 million partially offset by non-cash items amounting to CHF 2.5 million primarily related to the share of the net loss of the Neurosterix Group.

During the year ended December 31, 2023, continuing operating activities used CHF 2.2 million of cash primarily due to our net loss from continuing operations of CHF 2.5 million partially offset by non-cash items of CHF 0.3 million primarily related to share-based costs.

Investing Activities of Continuing Operations

During the year ended December 31, 2025, investing activities of continuing operations amounted to CHF 0.8 million primarily due to an investment in the R&D company Stalicla SA based in Geneva.

During the year ended December 31, 2024 and 2023 investing activities of continuing operations were nil or close to nil and primarily related to investments in software and computer hardware.

Financing Activities of Continuing Operations

Net cash flows from financing activities related to continuing operations, primarily consists of proceeds from the sale of equity securities.

During the year ended December 31, 2025, net cash flows from continuing financing activities amounted to CHF 1.2 million and primarily related to proceeds from the sale of treasury shares executed through private placements and the sale agency agreement managed by Kepler Cheuvreux.

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

Lease Liabilities and Commitments

The maturities for lease payments in relation to operating lease under IFRS 16 as of December 31, 2025 are as follows:

					Carrying
	Less than	1 to	More than	Total cash	amount
At December 31 2025	1 Year	5 Years	5 Years	out flows	liabilities

	(CHF in thousands)
Lease Liabilities	9	29	—	38	35

Lease liabilities relate to the rent related to our registered office located at 12, Chemin des Aulx, Plan-Les-Ouates, Geneva. Until February 28, 2026, we used at zero cost the administrative offices of Neurosterix Group located in Campus Biotech, Chemin des Mines 9, Geneva, Switzerland. Since that date, we assumed responsibility for the rent of our administrative offices following Neurosterix relocation to other offices within Campus Biotech. The additional expected cash out flows from March 1, 2026 to December 31, 2026 amounts to CHF 78,800.

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

The following table sets forth information regarding our executive officers and directors, including their ages, as of December 31, 2025. Our directors are appointed for one-year terms, which expire on the occasion of each annual general meeting.

Name	Age	Position(s)
Executive Officers:
Tim Dyer	57	Chief Executive Officer and Director
Roger Mills	69	Chief Medical Officer and Director
Mikhail Kalinichev	58	Head of Translational Science
Lénaïc Teyssédou	40	Head of Finance
Non-Employee Directors:
Vincent Lawton(1)(2)	76	Chairman of the Board of Directors
Raymond Hill(1)	80	Director
Isaac Manke(2)	48	Director
Jake Nunn(2)	55	Director
(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee

Executive Officers

Tim Dyer, Co-Founder, Director and Chief Executive Officer: Tim Dyer is a seasoned life sciences executive with more than two decades of leadership experience spanning finance, corporate development, and company building. Since co-founding Addex in 2002, Mr. Dyer has been instrumental in driving the Company’s strategic growth and execution. Under his leadership, Addex successfully completed its IPO and Nasdaq listing, established key industry partnerships, and advanced a robust pipeline of allosteric modulators targeting neurological disorders. Mr. Dyer also led the spin-out of Neurosterix from Addex, serving as its CEO/CFO until May 2025. Earlier in his career, he spent ten years with PricewaterhouseCoopers in the United Kingdom and Switzerland as part of the audit and business advisory group, advising multinational clients including investment firms and companies active in the life sciences sector. In addition to his executive responsibilities, Mr. Dyer serves as a Board Director of Addex spin out company, Neurosterix, Chairman of Stalicla SA, a clinical-stage precision medicine company focused on neurodevelopmental disorders, and as a Board Director of Multiwave Technologies AG, an innovator in medical imaging. Mr. Dyer is a UK Chartered Accountant and holds a BSc (Hons) in Biochemistry and Pharmacology from the University of Southampton.

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

Lénaic Teyssédou, Head of Finance: Mr. Teyssédou has worked as Head of finance of Addex since 2017 and has extensive experience in the financial management of both private and public companies. Mr. Teyssédou is a French certified public accountant and worked in audit firms where he gained valuable experience related to audit, due diligence, financial regulation and compliance across a diverse client portfolio of startups, small and middle size companies. Mr Teyssédou also holds two master’s degrees in Finance and Management from EM Strasbourg Business School, France.

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

Isaac Manke, Director: Dr. Manke has more than 15 years of experience in the life science industry as an investor, research analyst, consultant and scientist. For over 5 years, Dr Manke was a General Partner at Acorn Bioventures, where he focused on investing in small-cap public and private biotechnology companies. Prior to Acorn, Isaac spent 11 years at New Leaf Venture Partners (NLV). In addition to private venture investments, during his time at NLV, he also led the firm’s public investment activities initially with the public portfolio within NLV-II, and from 2014 through 2019, had day-to-day management and oversight responsibility for the NLV Biopharma Opportunities Funds. Dr Manke is a Director of Onkure therapeutics (Nasdaq: OKUR) and Q32 Bio (Nasdaq: QTTB). Isaac has been a board member or observer for several companies, including the boards of True North Therapeutics (acquired by Bioverativ) and Karos Pharmaceuticals (acquired by an undisclosed company). Previously, Isaac was an Associate in the Global Biotechnology Equity Research group at Sanford C. Bernstein. Isaac was also an Associate in the Biotechnology Equity Research group at Deutsche Bank and was a Senior Analyst at Health Advances, a biopharmaceutical and medical device strategy consulting firm. Isaac received a B.A. in Biology and a B.A. in Chemistry at Minnesota State University (Moorhead), and a Ph.D. in Biophysical Chemistry and Molecular Structure at the Massachusetts Institute of Technology, or MIT. Isaac’s discoveries led to several publications in top journals, including Science and Cell, and were selected by Science as one of the “2003: Signaling Breakthroughs of the Year”. These discoveries also resulted in four issued patents.

Jake Nunn, Director: Mr. Nunn has more than 30 years of experience in the life science industry as an investor, independent director, research analyst and investment banker. He is currently an independent advisor to life science companies and a partner at SR One Capital Management. Mr. Nunn was previously a venture advisor at New Enterprise Associates, or NEA, where he was a partner from 2006 to 2018, focusing on later-stage specialty pharmaceuticals, biotechnology and medical device investments and managing a number of NEA’s public investments in healthcare. Mr. Nunn is a Director of Zenas BioPharma, Inc. (Nasdaq: ZBIO). He previously was a Director of Regulus Therapeutics (acquired by Novartis),Dermira Inc. (acquired by Eli Lilly), Hyperion Therapeutics (acquired by Horizon Pharma PLC), TriVascular (acquired by Endologix), Aciex Therapeutics (acquired by Nicox SA), Transcept Pharmaceuticals (merged with Paratek) and a board observer at Vertiflex, Inc. (acquired by Boston Scientific). Prior to NEA, Mr. Nunn worked at MPM Capital as a Partner with the MPM BioEquities Fund, where he specialized in public, PIPE and mezzanine-stage life sciences investing. Previously, he was a healthcare research analyst and portfolio manager at Franklin Templeton Investments. Mr. Nunn was also an investment banker with Alex. Brown & Sons. He received an MBA from the Stanford Graduate School of Business and an AB in Economics from Dartmouth College. Mr. Nunn holds the Chartered Financial Analyst designation, is a member of the CFA Society of San Francisco, and recently completed the Stanford GSB Directors’ Consortium executive education program.

Family Relationships

There are no family relationships among any of our executive officers or directors.

B.	Compensation of Executive Officers and Directors

Board of Directors

The compensation of the non-executive Board members mostly includes variable elements whilst executive Board members are not remunerated as board member. The fixed element comprises a fixed annual monetary compensation per Board term from one general meeting of shareholders to the next. The variable element comprises a monetary compensation based on Board meeting attendance and the fair value of equity incentive units (share options and equity sharing certificates) and represents from 50% to 200% of fixed annual compensation. In 2025, the Company has not granted equity incentive units to the Board members. Social security contributions of the Company are accrued on the fixed and variable elements. Board member social security contributions are accrued on the fair value of equity incentive units. Equity incentive units are granted based on the discretion of the Board of Directors. Equity incentive units are granted to compensate for the dilutive effects of capital raising to ensure Board Members have sufficient unvested equity incentive units in accordance with external benchmarks. The most recent review of compensation for members of the Board took place in November 2025.

Executive Management

The compensation of members of the Executive Management consists of fixed and variable elements. The fixed element may include a base salary or a cash retainer paid under a consulting contract. The variable element may include performance-related cash or share based bonuses, consulting fees based on chargeable hours and equity incentive units (equity sharing certificates and share options). Company contributions to pension plans, death and invalidity insurances and social security contributions are accrued on all fixed and variable element compensation that relates to an employment relationship. Company social security contributions are accrued for all shares or equity incentive unit compensation. The amount of the fixed element depends on the position, responsibilities, experience and skills, and takes into account individual performance. The fixed element is reviewed at the end of each year by the Board. Any changes in the fixed elements are made effective in January of the following year. The variable elements are based on individual and company goals. The potential variable cash bonus is determined in the employment contract and in general is a percentage of the base salary. Every year, the Board decides on the total amount of variable elements including the amount of cash and equity incentive units to be granted for the previous year based on the achievement of Company and Individual goals. Equity incentive units are granted based on the discretion of the Board of Directors. Variable cash compensation paid to Executive Managers includes bonus and equity incentive units. During the year 2025, no variable compensation has been paid to Executive Managers. Mr. Dyer is remunerated for his role of Chief Executive Officer since November 1, 2025. Our Chief Medical Officer (“CMO”), spends most of his time acting as Board member, therefore, he is only remunerated as a Board Member.

Executive Managers

Executive Managers may be rewarded with a cash bonus based on the achievement of the corporate goals. The target bonus depends on the level of responsibility of the respective Executive Managers.

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

Indirect benefits

The Company may contribute to the pension plan and maintains certain insurance for death and invalidity for the members of the Executive Management. New entrants may be eligible for reimbursement of relocation costs, compensation for lost benefits or stock granted by a previous employer, international school for children or language courses for a limited time period. No Indirect benefits have been paid to Executive Management in 2025.

Compensation for the financial year under review

Measurement basis for compensation

The measurement basis for each component of compensation is described below:

●	Fixed cash compensation, variable cash compensation and shares acquired under the share purchase plan: accrual basis;
●	Equity incentive units: fair value at the grant date in accordance with IFRS 2 valuation methodology; and
●	Employers’ social security: accrual basis except for equity incentive units where the notional amount is calculated based on the fair value at grant date.

Compensation of the Board of Directors in 2025 and 2024

		Variable compensation
	Fixed		number of	value of
2025	cash	cash	equity	equity	Total
CHF	compensation	attendance	incentive units (1)	incentive units (1)	2025
Vincent Lawton, chairman	29,015	29,015	—	—	58,030
Raymond Hill, member	18,017	18,017	—	—	36,034
Tim Dyer, member	—	—	—	—	—
Roger Mills, member(2)	12,825	12,825	—	—	25,650
Jake Nunn, member	16,355	16,355	—	—	32,710
Isaac Manke, member	16,355	16,355	—	—	32,710
Total	92,567	92,567	—	—	185,134
(1)	In 2025, the Company has not granted any equity incentive units (Refer to note 14 of the consolidated financial statements included in this Annual Report on Form 20-F).Equity incentive units include share options granted during the year under the Company’s share option plan (Refer to note 14 of the consolidated financial statements included in this Annual Report on Form 20-F).
(2)	Roger Mills has only been remunerated as Board Member in 2025 as he spent most of his time acting as Board Member and not as Chief Medical Officer.

		Variable compensation
	Fixed		number of	value of
2024	cash	cash	equity	equity
CHF	compensation	attendance	incentive units (1)	incentive units (2)	Total 2024
Vincent Lawton, chairman	29,022	29,022	501,598	18,813	76,857
Raymond Hill, member	18,018	18,018	273,107	10,243	46,279
Tim Dyer, member	—	—	—	—	—
Roger Mills, member(3)	12,937	12,937	50,000	1,875	27,749
Jake Nunn, member	16,361	16,361	50,000	1,875	34,597
Isaac Manke, member	16,361	16,361	50,000	1,875	34,597
Total	92,699	92,699	924,705	34,681	220,079
(1)	Equity incentive units include share options granted during the year under the Company’s share option plan (refer to note 14 of the consolidated financial statements included in this Annual Report on Form 20-F).
(2)	The value of the equity incentive units include the fair value of the share options granted during the year under the Company’s share option plan (Refer to note 14 of the consolidated financial statements included in this Annual Report on Form 20-F).
(3)	Roger Mills has only been remunerated as Board Member in 2024 as he spent most of his time acting as Board Member and not as Chief Medical Officer.

Deferred Strike Price Payment Obligations of the Board of Directors:

	December	December
CHF	31, 2024	31, 2024
Vincent Lawton, chairman	235,219	235,219
Raymond Hill, member	128,106	128,106
Tim Dyer, member	—	—
Roger Mills, member	46,719	46,719
Jake Nunn, member	20,598	20,598
Isaac Manke, member	20,598	20,598
Total (1)	451,239	451,239
(1)

The amounts reported in this table correspond to the amounts owed by members of the Board of Directors in relation to Deferred Strike Price Payment Obligations (see note 14 of the consolidated financial statements included in this Annual Report on Form 20-F), which may be assimilated to loans to be disclosed in this Compensation report within the meaning of the Swiss Code of Obligations.

Compensation to the Executive Management in 2025 and 2024

		Variable compensation
			number of	value of
			equity	equity
2025	Cash		incentive	incentive	Total
CHF	compensation	Cash (1)	units (2)	units (2)	2025
Total Executive Management (1)	289,433	289,433	—	—	289,433
(1)

Two Executive Managers have been paid for their role role in Addex Therapeutics in 2025. The highest paid member of the Executive Management was Lénaïc Teyssédou for his role of Head of Finance and received a fixed cash compensation of CHF 206,196. Tim Dyer was remunerated for his role of Chief Executive Officer since November 1, 2025.

(2)	No variable compensation and/or equity incentive units were granted in 2025.

		Variable compensation
			number of	value of
	Fixed		equity	equity
2024	cash		incentive	incentive	Total
CHF	compensation	Cash (2)	units (3)	units (4)	2024
Total Executive Management (1)	478,105	343,840	4,920,964	192,377	1,014,322
(1)	On April 2, 2024, the Group transferred a part of its business to Neurosterix Group (see note 22 of the consolidated financial statements included in this Annual Report on Form 20-F). As part of this transaction, all the Executive Managers have been transferred to Neurosterix Group and a service agreement was concluded between Addex Pharma SA and Neurosterix Pharma Sàrl allowing our CEO, Mr. Tim Dyer, and our Head of Translational Science, Mr Mikhail Kalinichev, to continue to work for Addex at zero cost for the Group. Mr Teyssédou Lénaïc has been promoted as Executive Manager on April 2, 2024. In 2024, the highest paid member of the Executive Management remained our CEO, Mr. Tim Dyer, who received CHF 115,698 of fixed cash compensation, CHF 168,000 of variable cash compensation and 3,369,796 equity incentive units from January 1, 2024 to April 2, 2024. The fair value of equity incentive units including accrued social charges amounted to CHF 133,089 (see note 14 of the consolidated financial statements included in this Annual Report on Form 20-F).
(2)	Variable compensation in cash relates to bonuses paid to Executive Managers.
(3)	Equity incentive units include share options granted during the year under the Company’s share option plan.
(4)	The value of equity incentive units relates to the fair value of share options granted during the year under the Company’s share option plan (Refer to note 15 of the consolidated financial statements).

Deferred Strike Price Payment Obligations of the Executive Management:

	December 31,	December 31,
CHF	2025	2024
Total Executive Management (1)	1,552,872	1,552,872
(1)	The amounts reported in this table correspond to the amounts owed by Executive Managers at balance sheet date in relation to Deferred Strike Price Payment Obligations (see note 14 of the consolidated financial statements included in this Annual Report on Form 20-F), which may be assimilated to loans to be disclosed in this Compensation Report within the meaning of the Swiss Code of Obligations. The highest Deferred Strike Price Payment Obligation was attributable to our CEO Tim Dyer and amounted to CHF 1,524,093 as of December 31, 2025 and December 31, 2024.

Addex’s shares held by members of the Board of Directors and Executive Management

	2025	2024
	Number of Addex’s	Number of Addex’s
	Shares	Shares
Tim Dyer	16,848,979	16,848,979
Vincent Lawton	2,507,987	2,507,987
Raymond Hill	1,365,532	1,365,532
Roger Mills	785,976	785,976
Mikhail Kalinichev	306,765	306,765
Jake Nunn	219,561	219,561
Isaac Manke	219,561	219,561
Total	22,254,361	22,254,361

Addex’ share options held by Members of the Board and Executive Management

	Number of	Number of	Total number of
	vested equity	unvested equity	equity incentive
December 31, 2025	incentive units	incentive units	units
Tim Dyer, Chief Executive Officer (1)	3,369,796	—	3,369,796
Lénaïc Teyssédou, Head of Finance (2)	442,533	160,375	602,908
Vincent Lawton, Chairman (3)	229,899	271,699	501,598
Raymond Hill (4)	125,174	147,933	273,107
Mikhail Kalinichev, Head of translational science (5)	200,000	—	200,000
Roger Mills, Chief Medical Officer (6)	22,917	27,083	50,000
Jake Nunn (6)	22,917	27,083	50,000
Isaac Manke (6)	22,917	27,083	50,000
Total	4,436,153	661,256	5,097,409
(1)	Consist of 3,369,769 options granted on January 8, 2024, exercisable at CHF 0.05 ($0.06) per option and expiring on January 7, 2034. The options initially vested on monthly installments over a 4-year period and were subsequently subject to accelerated vested on April 2, 2024, in accordance with IFRS Standards. As of December 31, 2025 1,755,102 vested options were subject to exercise restrictions. All U.S dollars amounts indicated in this footnote and the following ones, are based on an exchange rate of $1.2824 per CHF 1.00 as of May 6, 2026.
(2)	Consist of 602,908 options vesting on monthly installments over a 4-year period including (i) 37,770 options granted on January 1, 2018, exercisable at CHF 0.13 ($ 0.16) per option, expiring on December 31, 2027 (ii) 59,530 options granted on June 1, 2028, exercisable at CHF 0.13 ($0.16) per option, and expiring on May 31, 2028 (iii) 10,000 options granted on April 1, 2020 exercisable at price of CHF 0.13 ($0.16) per option, and expiring on March 31, 2030 (iv) 30,000 options granted on May 17, 2021 exercisable at CHF 0.13 ($0.16), expiring on May 16, 2031 (v) 65,620 options granted on April 12, 2022 exercisable at CHF 0.13 ($0.16) per option, and expiring on April 11, 2032 (vi) 90,529 options granted on May 10, 2022, exercisable at CHF 0.13 ($0.16) per option, and expiring on April 10, 2022 (vii) 208,974 options granted on May 12, 2023, exercisable at CHF 0.048 ($0.06) per option, and expiring on May 11, 2033 (viii) 100,485 options granted on January 8, 2024, exercisable at CHF 0.05 ($0.06) per option, and expiring on January 7, 2034.
(3)	Consist of 501,598 options granted on January 8, 2024, exercisable at CHF 0.05 ($0.06) per option, and expiring on January 7, 2034. The options vest on monthly installments over a 4-year period.
(4)	Consist of 273,107 options granted on January 8, 2024, exercisable at CHF 0.05 ($0.06) per option, and expiring on January 7, 2034. The options vest on monthly installments over a 4-year period.
(5)	Consist of 200,000 options granted on January 8, 2024, exercisable at CHF 0.05 ($0.06) per option, and expiring on January 7, 2034. The options initially vested on monthly installments over a 4-year period and were subsequently subject to accelerated vested on April 2, 2024, in accordance with IFRS standards. As of December 31, 2025, 104,167 vested options were subject to exercise restrictions.
(6)	Consist of 50,000 options granted on January 8, 2024, exercisable at CHF 0.05 ($0.06) per option, and expiring on January 7, 2034. The options vest on monthly installments over a 4-year period.

C.	Board Practices.

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

We had 3 full-time employees as of December 31, 2025 compared to 2 at December 31, 2024. Our average headcount was 2 in 2025 as most of our employees have been transferred to Neurosterix Group on April 2, 2024 (compared to an average headcount of 7 in 2024). In addition to our employees, we engaged a number of consultants and service providers to complement our internal resources.

E.	Share Ownership.

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A.	Major shareholders.

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2025 by:

●	each beneficial owner of 5% or more of our outstanding shares;
●	each of our directors and executive officers; and
●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares that can be acquired within 60 days of April 28, 2026. Percentage ownership calculations are based on 151,901,337 shares issued and outstanding, excluding 66,753,159 treasury shares indirectly held through our wholly-owned subsidiary Addex Pharma SA, as of April 28, 2026, plus consistent with SEC rules on disclosure of beneficial ownership, shares that each security holder has the ability to acquire within 60 days of April 28, 2026, due to outstanding equity interests becoming vested or exercisable. The percentage of shares beneficially owned, shown on the table, reflect these incremental shares that a security holder has the ability to acquire within the time frame noted.

	Number	Percentage
	of shares	of shares
	beneficially	beneficially
	owned	owned
Executive Officers and Directors:
Tim Dyer (1)	18,814,693	12.23%
Vincent Lawton (2)	2,800,586	1.84%
Raymond Hill (3)	1,524,844	1.00%
Roger Mills (4)	815,143	0.54%
Isaac Manke (5)	248,728	0.16%
Jake Nunn (5)	248,728	0.16%
Mikhail Kalinichev (6)	423,432	0.28%
Lénaïc Teyssédou (7)	499,366	0.33%
All current directors and executive officers as a group (8 persons) (9)	25,375,520	16.37%
(1)	Consist of 16,848,979 shares of which 2,046,891 are not freely tradable as of April 28, 2026, and 1,965,714 shares issuable upon the exercise of 1,965,714 outstanding options.
(2)	Consist of 2,507,987 shares of which 306,584 are not freely tradable as of April 28, 2026, and 292,599 shares issuable upon the exercise of 292,599 outstanding options.
(3)	Consist of 1,365,532 shares of which 166,865 are not freely tradable as of April 28, 2026, and 159,312 shares issuable upon the exercise of 159,312 outstanding options.
(4)	Consist of 785,976 shares of which 12,500 are not freely tradable as of April 28, 2026, and 29,167 shares issuable upon the exercise of 29,167 outstanding options.
(5)	Consist of 219,561 shares of which 26,952 are not freely tradable as of April 28, 2026, and 29,167 shares issuable upon the exercise of 29,167 outstanding options.
(6)	Consist of 306,765 shares of which 37,656 are not freely tradable as of April 28, 2026, and 116,667 shares issuable upon the exercise of 159,312 outstanding options.
(7)	Consist of 499,366 shares issuable upon the exercise of 499,366 outstanding options.
(8)	Consist of 22,254,361 shares of which 2,624,400, are not freely tradable as of April 28, 2026 and 3,121,159 shares issuable upon the exercise of 3,121,159 outstanding options.

Voting Rights

As of April 28, 2026, our issued share capital as recorded in the commercial register was CHF 2,186,544.96, consisting of 218,654,496 ordinary shares with a nominal value of CHF 0.01 each. All shares rank pari passu with each other and no preferred shares exist.

Shareholders in the United States

As of April 28, 2026, to the best of our knowledge and assuming that all of our ordinary shares represented by ADSs (excluding treasury ADSs) are held by residents of the United States, we estimate that approximatively 13.11% of our issued ordinary shares (including ordinary shares underlying ADSs), as identified in publicly available filings, were held in the United States.

B.	Related Party Transactions.

Since January 1, 2025, we engaged in the following transactions with (i) a company that is owned or controlled by one of our Directors or Corporate Officers (iii) a company in which one of our Directors or Corporate Officers are also a Director or Corporate Officer (iii) our major holders of more of 5% of our outstanding voting securities and their affiliates at the time or after the transaction.

Transactions with Stalicla SA

In June 2025, the Group invested a total amount of CHF 795,029 in Stalicla SA and received 23,342 preferred shares and derivative financial instruments. In July 2025, Tim Dyer has been appointed President of the Board of Stalicla SA.

Sale of our allosteric modulator drug discovery technology platform and pre-clinical programs

On April 2, 2024, we sold our allosteric modulator drug discovery technology platform and a portfolio of pre-clinical programs to Neurosterix Pharma Sàrl (Neurosterix), a new company funded by Perceptive Xontogeny Venture Fund II L.P, Perceptive Life Sciences Master fund Ltd and Acorn Bioventures 2, L.P (the “Transaction”). Acorn Bioventures 2, L.P is a fund where our Board Member Isaac Manke is a General Partner. As part of the Transaction, Addex received CHF 5.0 million in cash and shares representing 20% equity interest in Neurosterix and concluded a service agreement allowing key members of Addex staff transferred to Neurosterix to support the activities of the Addex Group at zero cost until December 31, 2024. As of January 1, 2025, the agreement was not formally renewed. However, Neurosterix has continued to provide us with access to certain employees and infrastructure at zero cost. Since November 1, 2025, our CEO Tim Dyer has been remunerated directly by us. On February 28, 2026, Neurosterix relocated its offices, and since that date we assumed responsibility for the rent of our administrative offices. As of the issuance date of the annual report on Form 20-F, we continue to have access to research and development staff at zero cost.

The fair value of the service agreement amounted to CHF 141,018 during the twelve-month period ended December 31, 2025 (CHF 182,348 in 2024). As of December 31, 2025, there were no transaction pending to be paid between Neurosterix Group and Addex Group. As of December 31, 2024, the Neurosterix Group owed CHF 7,967 to the Addex Group.

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

Item 10. Additional Information

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

See the information set forth in Exhibit 2.4 “Description of Securities,” and the copy of our Articles of Association filed as Exhibit 1.1, which are each incorporated herein by reference.

C.	Material Contracts.

Service Agreement

Pursuant to a service agreement dated April 2, 2024, Neurosterix agreed to allow some employees and executive managers to dedicate a portion of their time for us at zero cost and provide us the access of the administrative offices located at Chemin des Mines 9, Geneva. As of January 1, 2025, the agreement was not formally renewed. However, Neurosterix has continued to provide us with access to certain employees and infrastructure at zero cost. Since November 1, 2025, our CEO Tim Dyer has been remunerated directly by us. On February 28, 2026, Neurosterix relocated its offices, and since that date we assumed responsibility for the rent of our administrative offices. As of the issuance date of the annual report on Form 20-F, we continue to have access to research and development staff at zero cost.

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

On January 30, 2024, we entered into an At the Market Offering Agreement with H.C. Wainwright & Co., LLC to sell treasury shares from time to time at our discretion under an ATM program, or the HCW Sales Agreement. The agreement with H.C Wainwright & CO. has been suspended from April 7, 2024 to December 10, 2025 following the expiration of the prospectus. We started to sell ADSs under the ATM program in January 2026 and raised gross proceeds of USD 0.2 million up until the publication of our Annual Report on Form 20-F.

Sale Agency Agreement

On August 24, 2020, we entered into a sale agency agreement with Kepler Cheuvreux to sell treasury shares on Six Swiss Exchange from time to time. The initial termination date of March 31, 2021 has been extended several times to December 31, 2026, with substantive terms aligned with the original agreement. From inception of the sale agency agreement with Kepler Cheuvreux to the publication of our Annual Report on Form 20-F, we generated gross proceeds of CHF 3.3 million.

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

Under the terms of the agreement, we have granted Indivior an exclusive license to use relevant patents and know-how in relation to the development and commercialization of drug candidates selected by Indivior. Subject to agreed conditions, Addex and Indivior jointly own all intellectual property rights that are jointly developed, and Addex or Indivior individually own all intellectual property rights that Addex or Indivior develop individually. Addex has retained the right to select compounds from the research program for further development in areas outside the interest of Indivior including chronic cough. Under certain conditions, but subject to certain consequences, Indivior may terminate the agreement.

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

Passive Foreign Investment Company Rules

Based on the nature and composition of our income, assets and activities for our taxable year ended December 31, 2025, we believe that we were classified as a PFIC for our taxable year ended December 31, 2025 and may be a PFIC in future years. The application of the PFIC rules is subject to uncertainty in several respects, and therefore, no assurances can be provided with respect to our PFIC status for our taxable year ended December 31, 2025 or with regard to our PFIC status in any other past, the current or any future taxable year.

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

Under the income test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how, and how quickly, we spend the cash we raise in any offering. Our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2025 or any future taxable year.

A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change from year to year and we have not yet made any determination as to our expected PFIC status for the current year.

The total value of our assets for purposes of the asset test generally will be calculated using the market price of our shares or ADSs representing our shares, which may fluctuate considerably. Fluctuations in the market price of the shares or ADSs representing our shares may result in our being a PFIC for any taxable year. Because of the uncertainties involved in establishing our PFIC status, our United States tax counsel expresses no opinion regarding our PFIC status for our taxable year ended December 31, 2025 or our current, or any other past or future taxable year.

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

Holder makes a QEF Election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. Holder’s income under the QEF Election would not be taxable to the holder. However, a U.S. Holder can only make a QEF election with respect to ADSs in a PFIC if such company agrees to furnish such U.S. Holder with certain tax information annually. For our taxable year ended December 31, 2025, we intend to provide U.S. Holders, upon request, such information as the IRS may require, including a PFIC annual information statement, in order to enable U.S. Holders to make a QEF Election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or that the required information will be provided at a time that will permit a U.S. Holder to make or maintain a QEF Election. We have not determined if we will provide U.S. Holders such information for any subsequent taxable year. A U.S. Holder will increase its tax basis in its shares or ADSs representing our shares by an amount equal to any income included under the QEF Election and will decrease its tax basis by any amount distributed on the shares or ADSs representing our shares that is not included in the holder’s income. However, we do not currently expect to pay distributions with respect to our ADSs. U.S. Holders should consult with their tax advisors regarding the implications of owning stock in a PFIC, including whether and how to make and maintain a QEF Election. In addition, a U.S. Holder will recognize capital gain or loss on the disposition of shares or ADSs representing our shares in an amount equal to the difference between the amount realized and the holder’s adjusted tax basis in the shares or ADSs representing our shares. U.S. Holders should note that if they make QEF Elections with respect to us and lower-tier PFICs, they may be required to pay U.S. federal income tax with respect to their shares or ADSs representing our shares for any taxable year significantly in excess of any cash distributions (which may be zero) received on the shares or ADSs representing our shares for such taxable year. U.S. Holders should consult their tax advisors regarding making QEF Elections in their particular circumstances. If a U.S. Holder does not make and maintain a QEF election for the U.S. Holder’s entire holding period for the shares or ADSs representing our shares by making the election for the first year in which the U.S. Holder owns the shares or ADSs representing our shares, the U.S. Holder will be subject to the adverse PFIC rules discussed above unless the U.S. Holder can properly make a ‘purging election’ with respect to the shares or ADS representing our shares in connection with the U.S. Holder’s QEF Election. A purging election may require the U.S. Holder to recognize taxable gain on the U.S. Holder’s shares or ADSs representing our shares. No purging election is necessary for a U.S. Holder that timely makes a QEF election for the first year in which the U.S. Holder acquired our shares or ADSs representing our shares.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

We operate primarily in Switzerland, Europe and in the United States and are therefore exposed to market risk, which represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. As of December 31, 2025, we had CHF 1.6 million of cash and cash equivalents and we had no debt.

Interest Rate Risk

Our cash is held in readily available checking and money market accounts. As of December 31, 2025, Swiss francs balance represented 89% of the cash and cash equivalents of the company. For the year ended December 31, 2025, we have not paid any effective negative interest rate on Swiss francs cash deposits. As of December 31, 2025, we had no debt and, therefore, no material interest rate risk exposure.

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

The Bank of New York Mellon (BNY) acts as the depositary for the ADSs representing our shares. BNY’s depositary offices are located at 240 Greenwich street, New York, New York 10286. ADSs represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as American Depositary Receipts, or ADRs. The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is UBS Switzerland AG.

A deposit agreement among us, the depositary and the ADS holders sets out the ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. A copy of the deposit agreement, as amended, is incorporated by reference as an exhibit to this Annual Report.

Fees and Charges

ADS holders are required to pay the following fees under the terms of the deposit agreement governing the terms of the ADS:

Holders or persons depositing or withdrawing shares, surrendering ADSs, or to whom or from whom ADSs are delivered or cancelled, must pay:	For:
$10.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property or in relation to a change in the number of shares represented by ADSs

Surrender of ADSs for the purpose of withdrawal or cancellation of ADSs, including if the deposit agreement terminates or in relation to a change in the number of shares represented by ADSs

$.10 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
Fees assessed from time to time, but not exceeding $.10 per ADS during any calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

Item 15. Disclosure Controls and Procedures.

Our Chief Executive Officer (principal executive officer) and Head of Finance (principal financial officer), after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2024 and 2025, have concluded that, as of such date, our disclosure controls and procedures were not effective due to material weaknesses identified during the preparation of the consolidated financial statements and described below. Nevertheless, management believes that the consolidated financial statements and related financial information included in this Annual Report on Form 20-F fairly present in all material respects our financial condition, results of operations and cash flows as in conformity with IFRS Accounting Standards.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Under the supervision and with the participation of our Chief Executive Officer (principal executive officer) and Head of Finance (principal financial officer), management assessed our internal control over financial reporting based upon the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2025 due to one material weaknesses identified during the preparation of our half-year consolidated financial statements relating to an accounting treatment that was not fully compliant with IFRS Accounting Standards.

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

Item 16C. Principal Accountant Fees and Services.

BDO AG has served as our independent registered public accounting firm for the 2025 and 2024 fiscal years. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	For the years
	ended
	December 31,
	2025	2024

	(CHF in thousands)
Audit Fees	289	309
Audit‑Related fees	45	38
Total	334	347

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

There were no cybersecurity incidents during the year ended December 31, 2025, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on the Company’s strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3D—Risk Factors” for more information on how material cybersecurity attacks may impact our business.

PART III

Item 17. Financial Statements.

See pages F-1 through F-73 of this Annual Report on Form 20-F.

Item 18. Financial Statements.

Not applicable.

Item 19. Exhibits.

List of exhibits:

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Section/ Exhibit	File Date
1.1	Articles of Association of Addex Therapeutics as of October 28, 2025	F-3	333-291644	4.1	Nov. 19, 2025
1.2	Organizational Rules of the Registrant	F-1	333-235554	3.2	Dec. 17, 2019
2.1	Form of Deposit Agreement	F-6	333-290449	1	Sept. 22, 2025
2.2	Form of American Depositary Receipt (included in Exhibit 2.1)
2.4	Description of Securities
2.5	Description of American Depositary Shares representing Ordinary Shares of the Registrant	F-3	333-291644	“Description of American Depositary Shares”	Nov. 19, 2025
2.6	Form of warrants issued by the registrant to certain investors on December 16, 2021	F-1	333-262050	“The offering”	Jan. 07, 2022
2.7	Form of warrants issued by the registrant to certain investors on July 22, 2022	F-1	333-266995	“The offering”	Aug. 19, 2022
2.8	Form of warrants issued by the registrant to certain investors on April 3, 2023 and amendment of warrants issued on December 16, 2021 and July 22, 2022	F-1/A	333-271611	“The offering”	June 1, 2023
4.1#	License Agreement between Ortho-McNeil Pharmaceuticals Inc and the Registrant, dated December 31, 2004, as amended	F-1	333-235554	10.1	Dec. 17, 2019
4.2#	License Agreement between Indivior UK Limited and the Registrant, dated January 2, 2018	F-1	333-235554	10.2	Dec. 17, 2019
4.4	Addex Therapeutics Ltd Share Option Plan, as amended	S-8	333-255124	10.4	Apr. 8, 2021
4.5	Addex Therapeutics Ltd Share Option Plan, as amended on July 22, 2022	20-F	001-39179	4.5	March 30, 2023
4.6	Addex Therapeutics Ltd Equity Sharing Certificate Plan, as amended	F-1	333-235554	10.5	Dec. 17, 2019
4.7#	Amendment No.1 to License Agreement between Indivior UK Limited and the Registrant, dated October 30, 2020	F-1	333-235554	10.6	Dec. 14, 2020
4.8#	Sale Agency Agreement between Addex Therapeutics Ltd and Kepler Cheuvreux	20-F	001-39179	4.7	Mar. 11, 2021
4.10#	Amendment No.2 to License Agreement between Indivior UK Limited and the Registrant, dated July 26, 2021	20-F	001-39179	4.10	March 30, 2023
4.13#	Amendment No.3 to License Agreement between Indivior UK Limited and the Registrant effective on August 1, 2022	F-1	333-266995	10.13	Aug. 19, 2022
4.14#	Amendment No.4 to License Agreement between Indivior UK Limited and the Registrant, effective on November 1, 2022	20-F	001-39179	4.14	March 30, 2023
4.16#	Amendment to Sale Agency Agreement between Addex Therapeutics and Kepler Cheuvreux dated June 21, 2022	F-1	333-266995	10.7	Aug. 19, 2022
4.17#	Amendment No. 2 to sale Agency Agreement between Addex Therapeutics and Kepler Cheuvreux dated July 25, 2023	POSAM	333-271611	10.19	Aug. 10, 2023
4.19#	Amendment No.5 to License Agreement between Indivior UK Limited and the Registrant, dated August 2, 2023	POSAM	333-271611	10.20	Aug. 10, 2023

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Section/ Exhibit	File Date
4.20#	At the Market Offering Agreement, by and between Addex Therapeutics Ltd and H.C Wainwright & Co. LLC dated January 30, 2024	6-K	001-39179	1.1	Jan. 30, 2024
4.21#	Service Agreement between Neurosterix Pharma Sàrl and Addex Pharma SA	20-F	001-39179	4.21	April 18, 2024
4.22#	Amendment No. 3 to sale Agency Agreement between Addex Therapeutics and Kepler Cheuvreux dated April 22, 2025	20-F	001-39179	4.22	May 15, 2025
4.23#	Amendment No.1 to the At the Market Offering Agreement, by and between Addex Therapeutics and H.C Wainwright & CO LLC dated December 10, 2025	6-K	001-39179	1.1	Dec. 10, 2025
8.1	List of Subsidiaries	20-F	001-39179	8.1	April 18, 2024
11.1	Insider Trading Policy	20-F	001-39179	11.1	May 15, 2025
12.1	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of BDO AG
97.1	Incentive Compensation Recoupment Policy	20-F	001-39179	97.1	April 18, 2024
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page interactive data file (formatted as inline XBRL) and contained in Exhibit 101)

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

Dated: May 15, 2026

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements – Addex Therapeutics

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

Pursuant to Rule 3-09 of Regulation S-X, which requires the inclusion of separate audited financial statements for significant investments that are accounted for under the equity method, the audited consolidated financial statements comprise also the separate audited consolidated financial statements for the associate company Neurosterix US Holdings LLC.

Audited Consolidated Financial Statements – Neurosterix US Holdings LLC

As of December 31, 2025 and for the period from April 2 to December 31, 2024

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm (Zurich, Switzerland; PCAOB ID#5988)	F-50
Consolidated Balance Sheets as at December 31, 2025	F-53
Consolidated Statements of Operations and Comprehensive loss for the period from April 2, 2024 to December 31, 2024 and the year ended December 31, 2025	F-54
Consolidated Statement of Members’ Equity for the period from April 2, 2024 to December 31, 2025	F-55
Consolidated Statements of Cash Flows for the period from April 2, 2024 to December 31, 2024 and the year ended December 31, 2025	F-56
Notes to the Consolidated Financial Statements	F-57

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(BDO AG; Zurich, Switzerland; PCAOB ID#5988)

Shareholders and Board of Directors

Addex Therapeutics Ltd

Geneva, Switzerland

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Addex Therapeutics Ltd (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss, comprehensive profit or loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 in the consolidated financial statements, the Group future viability is dependent on its ability to raise additional capital through public or private financings or collaboration agreements to finance its future operations. The Group expects that its existing cash and cash equivalents will be sufficient to fund its operations and meet all of its obligations as they fall due, through mid-June 2026. As stated in Note 4, these events or conditions, along with other matters as set forth in Note 4, raise substantial doubt about the Group’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Investment in Stalicla SA

As described in Note 24 and Note 25 to the consolidated financial statements, in 2025 the Group acquired a stake in a company called Stalicla SA, involving the acquisition of multiple financial instruments. The transaction involved various forms of consideration, including ordinary shares, warrants, anti-dilution protection, and phantom equity participation rights.

We identified the determination of fair value and identification of financial instruments, and resulting accounting for and disclosure of these financial instruments as a critical audit matter. The fair value determination for these financial instruments and assumptions used required significant management’s judgments and estimates including the volatility assumption. Auditing these judgments and estimates involved especially challenging and subjective auditor judgement and specialized skills and knowledge to address these matters.

The primary procedures we performed to address this critical audit matter included:

●	Evaluating certain of the underlying supporting documents and contracts utilized in identifying and valuing the financial instruments.
●	Evaluating management’s assessment of the initial and subsequent measurement of the equity and derivative instruments, including the appropriateness of the fair value through other comprehensive income designation election and recoverability.
●	Utilizing personnel with specialized knowledge and skill in valuation to assist in assessing the valuation methodologies and models used, the reasonableness of the volatility assumption, and the reasonableness of the allocation of fair value to different financial instruments.

BDO AG

/s/Philipp Kegele	/s/Nigel Le Masurier

We have served as the Company’s auditor since 2020.

Zurich, Switzerland, May 15, 2026

Consolidated Financial Statements of
Addex Therapeutics Ltd as at December 31, 2025

Consolidated Balance Sheets

		December 31,	December 31,
	Notes	2025	2024

		Amounts in Swiss francs
ASSETS
Current assets
Cash and cash equivalents	6	1,638,612	3,341,738
Other financial assets	7	5,130	6,496
Trade and other receivables	7	20,087	15,513
Prepayments	7	16,295	169,649
Other short-term assets	7	—	7,967
Total current assets		1,680,124	3,541,363

Non-current assets
Right-of-use assets	8	33,530	41,578
Intangible assets	10	—	—
Equipment	9	707	1,131
Non-current financial assets	11	7,086	7,089
Investment accounted for using the equity method	23	3,847,796	7,087,142
Financial assets at fair value through other comprehensive income	24	285,962	—
Derivative financial instrument	25	509,067	—
Total non-current assets		4,684,148	7,136,940

Total assets		6,364,272	10,678,303

LIABILITIES AND EQUITY

Current liabilities
Current lease liabilities	3.2	7,680	7,306
Payables and accruals	12	1,191,284	794,787
Total current liabilities		1,198,964	802,093

Non-current liabilities
Non-current lease liabilities	3.2	27,008	34,688
Retirement benefits obligations	20	371,608	164,251
Total non-current liabilities.		398,616	198,939

Equity
Share capital	13	2,186,545	1,843,545
Share premium	13	267,308,174	266,382,670
Other equity	13	64,620,223	64,620,223
Treasury shares reserve	13	(1,014,980)	(869,708)
Other reserves		31,757,431	31,062,996
Accumulated deficit		(360,090,701)	(353,362,455)
Total equity		4,766,692	9,677,271

Total liabilities and equity		6,364,272	10,678,303

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Profit or Loss

		December 31,	December 31,	December 31,
	Notes	2025	2024	2023*

		Amounts in Swiss Francs
Revenue from contract with customer	15	29,972	404,102	1,612,953
Other income	16	142,888	5,940	4,235

Operating costs
Research and development		(671,651)	(854,305)	(1,186,692)
General and administration		(2,315,807)	(2,310,970)	(2,673,463)
Total operating costs	17	(2,987,458)	(3,165,275)	(3,860,155)

Operating loss		(2,814,598)	(2,755,233)	(2,242,967)

Finance income		—	26,595	63,964
Finance expense		(15,547)	(3,547)	(321,150)
Finance result	21	(15,547)	23,048	(257,186)

Share of net loss of investments accounted for using the equity method	23	(4,012,443)	(2,177,157)	—

Net loss before tax from continuing operations		(6,842,588)	(4,909,342)	(2,500,153)
Income tax expense	19	—	—	—
Net loss from continuing operations		(6,842,588)	(4,909,342)	(2,500,153)

Net profit / (loss) from discontinued operations (attributable to equity holders of the Group)	22	114,342	11,965,129	(8,056,074)

Net profit / (loss) for the period		(6,728,246)	7,055,787	(10,556,227)

Basic and diluted profit / (loss) per share for profit/(loss) attributable to the ordinary equity holders of the Company	26	(0.06)	0.07	(0.14)
From continuing operations		(0.06)	(0.05)	(0.03)
From discontinued operations		—	0.12	(0.11)

* The comparative information has been re-presented due to discontinued operations that have been reclassed to the financial line called “Net profit or loss from discontinued operations” (note 23). In the other sections of these consolidated financial statements an asterisk will indicate where comparative information has been re-presented

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Profit or Loss

		December 31,	December 31,	December 31,
	Notes	2025	2024	2023*

		Amounts in Swiss francs
Net profit / (loss) for the period		(6,728,246)	7,055,787	(10,556,227)

Other comprehensive income / (loss)
Items that will never be reclassified to profit and loss:
Share of other comprehensive loss of investments accounted for using the equity method	23	773,097	(164,101)	—
Remeasurements of retirement benefits obligation related to continuing operations	20	(214,577)	(202,389)	(25,357)
Remeasurements of retirement benefits obligation related to discontinued operations	20	—	(47,348)	(480,810)
Items that may be classified subsequently to profit or loss:
Exchange difference on translation of foreign operations		(514)	985	(2,000)
Other comprehensive income / (loss) for the period, net of tax		558,006	(412,853)	(508,167)

Total comprehensive profit / (loss) for the period		(6,170,240)	6,642,934	(11,064,394)
From continuing operations		(6,284,582)	(5,274,847)	(2,527,510)
From discontinued operations		114,342	11,917,781	(8,536,884)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (1/3)

						Foreign
					Treasury	Currency
		Share	Share		Shares	Translation	Other	Accumulated
	Notes	Capital	Premium	Other Equity	Reserve	Reserve	Reserves	Deficit	Total
Balance as of December 31, 2022		1,153,483	269,511,610	64,620,223	(6,278,763)	(657,870)	26,426,243	(349,862,015)	4,912,911
Net loss for the year		—	—	—	—	—	—	(10,556,227)	(10,556,227)
Other comprehensive loss for the year		—	—	—	—	(2,000)	(506,167)	—	(508,167)
Total comprehensive loss for the year		—	—	—	—	(2,000)	(506,167)	(10,556,227)	(11,064,394)
Issue of treasury shares	13	329,000	—	—	(329,000)	—	—	—	—
Exercise ESOP (treasury shares IFRS 2)	13/14	125,272	—	—	(125,272)	—	—	—	—
Cost of treasury shares issuance		—	(30,804)	—	—	—	—	—	(30,804)
Sale of pre-funded warrants	13	—	—	—	—	—	3,382,259	—	3,382,259
Cost of pre-funded warrants sold		—	—	—	—	—	(136,327)	—	(136,327)
Exercise of pre-funded warrants		235,790	3,046,123	—	—	—	(3,245,932)	—	35,981
Costs of pre - funded warrants exercised		—	(53,445)	—	—	—	—	—	(53,445)
Value of warrants and pre-funded warrants	13	—	(2,760,143)	—	—	—	2,760,143	—	—
Value of share-based services	14	—	—	—	—	—	1,794,467	—	1,794,467
Movement in treasury shares:	13
Sale of treasury shares		—	(3,472,140)	—	5,824,973	—	—	—	2,352,833
Costs related to the sale of treasury shares		—	(36,747)	—	—	—	—	—	(36,747)
Net purchases under liquidity agreement		—	(817)	—	(1,504)	—	—	—	(2,321)
Costs under sale agency agreement		—	(8,948)	—	—	—	—	—	(8,948)
Balance as of December 31, 2023		1,843,545	266,194,689	64,620,223	(909,566)	(659,870)	30,474,686	(360,418,242)	1,145,465

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (2/3)

						Foreign
					Treasury	Currency
		Share	Share		Shares	Translation	Other	Accumulated
	Notes	Capital	Premium	Other Equity	Reserve	Reserve	Reserves	Deficit	Total
Balance as of December 31, 2023		1,843,545	266,194,689	64,620,223	(909,566)	(659,870)	30,474,686	(360,418,242)	1,145,465
Net profit for the year		—	—	—	—	—	—	7,055,787	7,055,787
Other comprehensive loss for the year		—	—	—	—	985	(413,838)	—	(412,853)
Total comprehensive profit for the year		—	—	—	—	985	(413,838)	7,055,787	6,642,934
Cost of treasury shares issuance		—	(7,037)	—	—	—	—	—	(7,037)
Cost of pre - funded warrants exercised		—	(4,259)	—	—	—	—	—	(4,259)
Value of share-based services	14	—	—	—	—	—	1,661,033	—	1,661,033
Movement in treasury shares:	13
Sale of treasury shares		—	204,750	—	30,507	—	—	—	235,257
Costs related to the sale of treasury shares		—	(1,764)	—	—	—	—	—	(1,764)
Net sales under liquidity agreement		—	(3,709)	—	9,351	—	—	—	5,642
Balance as of December 31, 2024		1,843,545	266,382,670	64,620,223	(869,708)	(658,885)	31,721,881	(353,362,455)	9,677,271

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (3/3)

						Foreign
					Treasury	Currency
		Share	Share		Shares	Translation	Other	Accumulated
	Notes	Capital	Premium	Other Equity	Reserve	Reserve	Reserves	Deficit	Total
Balance as of December 31, 2024		1,843,545	266,382,670	64,620,223	(869,708)	(658,885)	31,721,881	(353,362,455)	9,677,271
Net loss for the year		—	—	—	—	—	—	(6,728,246)	(6,728,246)
Other comprehensive loss for the year		—	—	—	—	(514)	558,520	—	558,006
Total comprehensive loss for the year		—	—	—	—	(514)	558,520	(6,728,246)	(6,170,240)
Issue of treasury shares	13	343,000	—	—	(343,000)	—	—	—	—
Cost of treasury shares issuance		—	(11,042)	—	—	—	—	—	(11,042)
Value of warrants	13	—	(65,609)	—	—	—	65,609	—	—
Value of share-based services	14	—	—	—	—	—	70,820	—	70,820
Movement in treasury shares:	13
Sale of treasury shares		—	1,033,978	—	196,126	—	—	—	1,230,104
Costs related to the sale of treasury shares		—	(28,850)	—	—	—	—	—	(28,850)
Net sales under liquidity agreement		—	(2,973)	—	1,602	—	—	—	(1,371)
Balance as of December 31, 2025		2,186,545	267,308,174	64,620,223	(1,014,980)	(659,399)	32,416,830	(360,090,701)	4,766,692

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

		December 31,	December 31,	December 31,
	Notes	2025	2024	2023

		Amounts in Swiss francs
Net profit / (loss) for the period		(6,728,246)	7,055,787	(10,556,227)
Adjustments for:
Net gain on Neurosterix Transaction	22	(114,342)	(13,943,595)	—
Fair value of services received at zero cost recorded as income	10/16	(141,018)	—	—
Fair value of services received at zero cost recorded as other operating costs	10/17	141,018	—	—
Value of share-based services	14/22	70,820	502,964	1,794,467
Post-employment benefits	20/22	(7,218)	(95,219)	(62,643)
Share of the net loss of associates	23	4,012,443	2,177,157	—
Depreciation	8/22	8,472	260,120	305,952
Net gain related to lease modification		—	(2,770)	(318)
Finance cost / (income) net		37,607	(99,628)	312,602
Decrease / (increase) in other financial assets	7/22	1,366	(5,648)	2,317
Decrease / (increase) in trade and other receivables	7/22	(4,574)	93,107	306,514
Decrease in contract asset	7/22	—	40,907	140,534
Decrease / (increase) in prepayments	7/22	153,354	(164,284)	53,386
Decrease / (increase) in other current assets	7/22	7,967	(7,967)	—
Increase / (decrease) in payables and accruals	12/22	391,234	(1,146,084)	(613,205)
Decrease in deferred income		—	(38,401)	324,210
Net cash used in operating activities		(2,171,117)	(5,373,554)	(7,992,411)

Cash flows from / (used in) investing activities
Consideration from Neurosterix Transaction	22	114,342	5,119,754	—
Legal fees paid for Neurosterix Transaction		—	(473,270)	—
Investment in Stalicla SA – preferred shares	25	(285,962)	—	—
Investment in Stalicla SA – derivative financial instruments	25	(509,067)	—	—
Purchase of property, plant and equipment	9	—	(1,273)	(6,842)
Net cash from/(used in) investing activities		(680,687)	4,645,211	(6,842)

Cash flows from financing activities
Sale of treasury shares		1,228,733	240,899	2,350,512
Cost paid on sale of treasury shares		(28,850)	(25,782)	(48,051)
Cost of treasury share issuance		(6,292)	—	(53,600)
Proceeds from the exercise of pre-funded warrants		—	—	3,418,240
Costs paid on exercise of pre-funded warrants		—	(36,457)	(163,069)
Principal element of lease payment		(7,306)	(73,688)	(281,793)
Interest received	21	—	9,165	63,964
Interest paid	21	(2,421)	(9,219)	(21,607)
Net cash from financing activities		1,183,864	104,918	5,264,596

Decrease in cash and cash equivalents		(1,667,940)	(623,425)	(2,734,657)

Cash and cash equivalents at beginning of the year	6	3,341,738	3,865,481	6,957,086
Exchange difference on cash and cash equivalents		(35,186)	99,682	(356,948)
Cash and cash equivalents at end of the year	6	1,638,612	3,341,738	3,865,481

During the year ended December 31, 2025, the non-cash item transactions reported by the Group primarily related to the share of net loss of associates amounting to CHF 4.0 million. During the year ended December 31, 2024, the Group reported a net gain on Neurosterix Transaction of CHF 13.94 million of which CHF 8.87 million relates to non-cash items including CHF 9.43 million for the fair value of its 20 % participation in Neurosterix US Holdings LLC and CHF 0.2 million for the fair value of the service agreement provided at zero cost partially offset by the accelerated vesting of equity incentive units of employees transferred to Neurosterix Pharma Sàrl amounting to CHF 1.2 million (note 22). During the same period ended December 31, 2024, the share of the net loss of associates amounted to CHF 2.2 million.

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

The Group’s principal place of business is Chemin des Mines 9, CH 1202 Geneva, Switzerland. Its registered shares are traded at the SIX Swiss Exchange, under the ticker symbol ADXN and its American Depositary Shares (ADSs) on the Nasdaq Stock Market under the symbol “ADXN”. ADSs represents shares that continue to be admitted to trading on SIX Swiss Exchange.

These consolidated financial statements have been approved for issuance by the Board of Directors on 29 April, 2026.

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

Where necessary, comparative figures have been revised to conform with the 2024 and 2025 presentation years. In particular, we re-presented the consolidated statements of profit or loss and comprehensive income or loss for the year ended December 31, 2023, in order to reclass discontinued operations in accordance with IFRS 5 (note 23).

2.2	Standards and interpretations published by the IASB

New and amended standards adopted by the Group

A number of new or amended standards and interpretations became applicable for financial reporting periods beginning on or after January 1, 2025. Of the latter, the Group noted the amendment of IAS 21: The Effects of Changes in Foreign Exchange rates relating to the exchange rate of currencies that are not exchangeable. The Group concluded that this amendment was not relevant as the Group only uses major currencies.

New and amended standards not yet adopted by the Group

The Group is also assessing other new and revised standards which are not mandatory until after 2025. A preliminary assessment has been performed regarding the impact of the implementation of IFRS 18 – Presentation and Disclosure in Financial Statements, which will replace IAS 1 - Presentation of Financial Statements - from January 1, 2027. The Group concluded that no material impact is expected on its consolidated financial statements. Based on the initial assessment, the Group also expects that no Management defined Performance Measures or MPM’s will be required to be reported.

2.3	Consolidation

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Associates are all entities over which the Group has significant influence but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting after initially being recognized at cost.

The Company currently consolidates the financial operations of its fully-owned subsidiaries, Addex Pharma SA, Addex Pharmaceuticals Inc. and Addex Pharmaceuticals France SAS. The Group as well owns a 20% equity interest in Neurosterix US Holdings LLC accounted for using the equity method.

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

The Group has two categories of financial assets, namely “trade and other receivables” and “financial instruments”. Trade and other receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These assets are held for collection of contractual cash flows which represent solely the payment of principal and interest. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. Trade and other receivables are included in other current assets in the balance sheet (see note 7).

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

The Group measures all financial instruments at fair value. Where the Management has elected to present fair value gains and losses on financial instruments in Other Comprehensive Income (OCI), there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the financial instrument. Changes in the fair value of financial instruments are recognized in other gains and losses in the statement of profit or loss as applicable. The Group measures its instruments at fair value at each reporting date based on measurements categorized into three levels in accordance on the degree to which inputs are observable.

Impairment of trade and other receivables

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

2.8	Equity method

Under the equity method accounting, the Group recognize the investments at cost and adjust them there after to recognize the Group’s share of post-acquisition profits and losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Where the Group’ share of losses in an equity-accounted investment equals or exceeds its interest in the entity, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity. Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group. The carrying amount of the equity-accounted investments is tested for impairment at each closing.

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

The group records in equity the pre-funded warrants sold to investors and the warrants granted to investors at a fair value calculated using Black-Scholes model. A number of assumptions related to the volatility of the underlying shares and to the risk-free rate are made in this model. Should the assumptions and estimates underlying the fair value of these instruments vary significantly from management’s estimates, then the fair value of the equity instruments would be materially different from the amounts recorded in equity at the grant date.

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

Deferred income tax assets from tax loss carry forwards are initially recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. Deferred liabilities may be recorded where they exceed tax loss carried forward.

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

The Group operates a share option plan. The fair value of the services received in exchange for the grant or transfer of options is recognized in the consolidated financial statements over the period for which the services are received. The total amount to be recognized over the vesting period is determined by reference to the fair value of the equity incentive unit granted or transferred. The fair value of instruments granted includes any market performance conditions and excludes the impact of any service and non-market performance vesting conditions. Service and non-market performance conditions are included in assumptions about the number of equity incentive units that are expected to vest. At each balance sheet date, the Group revises its estimates for the number of equity incentive units that are expected to vest. It recognizes the impact of the revision to original estimates, if any, in the statement of comprehensive loss, with a corresponding adjustment to equity. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the equity incentive units are exercised.

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

Under IFRS 15, the Group mainly recognizes as revenue its non-refundable license fees, milestones, research activities and royalties when its customer obtains control of promised services, in an amount that reflects the consideration which the Group expects to receive in exchange for those rendered services. At contract inception, once the contract is determined to be within the scope of IFRS 15, the Group assesses the services promised within each contract and determine those that are performance obligations and assess whether each promised service is distinct. The Group uses the most likely method to estimate any variable consideration and include such consideration in the amount of the transaction price based on an estimated stand-alone selling price. Revenue is recognized for the respective performance obligation when (or as) the performance obligation is satisfied.

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

Market risk and foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various exposures with respect to the Euro, US dollar and UK pound. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. To manage foreign exchange risk Group Finance maintains foreign currency cash balances to cover anticipated future requirements. The Group’s risk management policy is to economically hedge 50% to 100% of anticipated transactions in each major currency for the subsequent 12 months. The Group has a subsidiary in France and in United States of America, whose net assets are exposed to foreign currency translation risk. In 2025, a 10% increase or decrease in the EUR/CHF exchange rate would have resulted in a CHF 3,007 increase or decrease in net loss and shareholders’ equity as at December 31, 2025 (respectively a CHF 3,783 decrease or increase in 2024 and CHF 4,901 decrease or increase in 2023) a 10% increase or decrease in the GBP/ CHF exchange rate would have resulted in a CHF 3,992 increase or decrease in net loss and shareholders’ equity as at December 31, 2025 (respectively a CHF 2,285 decrease or increase in 2024 and a CHF 15,203 decrease or increase in 2023) and a 10% increase or decrease in the USD/CHF exchange rate would have resulted in a CHF 19,478 increase or decrease in net loss and shareholders’ equity as at December 31, 2025 (respectively a CHF 42,913 increase or decrease in 2024 and a CHF166,581 decrease or increase in 2023). The Group is not exposed to equity price risk or commodity price risk as it does not invest in these classes of investment.

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

The Group is not regulated and not subject to specific capital requirements. The amount of equity depends on the Group’s funding needs and statutory capital requirements. The Group monitors capital periodically on an interim and annual basis. From time to time, the Group may take appropriate measures or propose capital increases to its shareholders to ensure the necessary capital remains intact. The Group did not have any short-term or long-term debt outstanding as of December 31, 2025 and 2024.

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

A reconciliation of the net debt position is detailed as follows:

		Cash and	Other
		cash	financial
	Leases	equivalents	assets	Total
Net asset / (debt) as at December 31, 2023	(344,336)	3,865,481	848	3,521,993
Cash flows	73,688	(623,425)	5,648	(544,089)
Effect of modification to lease terms	(23,940)	—	—	(23,940)
Disposal	10,178	—	—	10,178
Assets transferred to Neurosterix Pharma Sàrl	242,416	—	—	242,416
Foreign exchange differences	—	99,682	—	99,682
Net asset / (debt) as at December 31, 2024	(41,994)	3,341,738	6,496	3,306,240
Cash flows	7,306	(1,667,940)	(1,366)	(1,662,000)
Foreign exchange differences	—	(35,186)	—	(35,186)
Net asset / (debt) as at December 31, 2025	(34,688)	1,638,612	5,130	1,609,054

In addition, the maturity profile of the Group’s financial liabilities is presented in the table below:

			More	Total	Carrying
	Less than	1 to 5	than	cash out	amount
At December 31, 2024	1 Year	Years	5 Years	flows	liabilities
Lease liabilities	9,240	38,499	—	47,739	41,994

			More	Total	Carrying
	Less than	1 to 5	than	cash out	amount
At December 31, 2025	1 Year	Years	5 Years	flows	liabilities
Lease liabilities	9,240	29.259	—	38,499	34,688

As of December 31, 2025, lease liabilities relate to the rent of reduced office spaces, as the Group had access the Neurosterix office spaces in accordance with the service agreement (note 22).

3.3	Fair value estimation

Trade and other receivables, contract assets and payables are recorded at their nominal amounts less expected credit loss allowances. Due to the short-term nature of these instruments, their carrying amounts are considered to approximate their fair values. Accordingly, these financial assets and liabilities are measured at amortized cost in accordance with IFRS 9 Financial Instruments.

For disclosure purposes, the fair values of other financial assets and liabilities are estimated by discounting future contractual cash flows using current market interest rates available to the Group for similar financial instruments.

The fair values of financial instruments are determined using valuation techniques that incorporate both observable market data and unobservable inputs. These techniques include widely accepted valuation models such as the Black–Scholes model and Binomial valuation model.

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

Going concern

The Group’s accounts are prepared on a going concern basis. Since inception, the Group has financed its cash requirements primarily from share issuances, licensing certain of its research and development stage products and selling its allosteric modulator drug discovery technology platform with a portfolio of preclinical programs. The Group is a development-stage enterprise and is exposed to all the risks inherent in establishing a business. The Group expects that its existing cash and cash equivalents, at the issuance date of these consolidated financial statements will be sufficient to fund its operations and meet all of its obligations as they fall due, through mid- June 2026. These factors individually and collectively indicate that a material uncertainty exists that raises substantial doubt about the Group’s ability to continue as a going concern for one year from the date of issuance of these consolidated financial statements. The future viability of the Group is dependent on its ability to raise additional capital through public or private financings or collaboration agreements to finance its future operations, which may be delayed due to reasons outside of the Group’s control including health pandemics and geopolitical risks. The sale of additional equity may dilute existing shareholders. The inability to obtain funding, as and when needed, would have a negative impact on the Group’s financial condition and ability to pursue its business strategies. If the Group is unable to obtain the required funding to run its operations and to develop and commercialize its product candidates, the Group could be forced to delay, reduce or stop some or all of its research and development programs to ensure it remains solvent. Management continues to explore options to obtain additional funding, including through collaborations with third parties related to the future potential development and/or commercialization of its product candidates, as well as through the monetization of the Group’s intellectual property portfolio or financial assets. However, there is no assurance that the Group will be successful in raising funds, closing collaboration agreements, obtaining sufficient funding on terms acceptable to the Group, or if at all, which could have a material adverse effect on the Group’s business, results of operations and financial condition.

The Business of the Group could be adversely affected by health pandemics and geopolitical risks

The business of the Group could be adversely affected by health epidemics and geopolitical risks in regions where the Group or partners have concentrations of clinical trial sites or other business operations and could cause significant disruption in the operations of third-party manufacturers and CROs upon whom the Group or partners rely. Health pandemics may pose the risk that the Group, employees, contractors, collaborators, and partners may be prevented from conducting certain pre-clinical tests, clinical trials or other business activities for an indefinite period of time, including due to travel restrictions, quarantines, “stay-at-home” and “shelter-in-place” orders or shutdowns that have been or may in the future be requested or mandated by governmental authorities. For example, the COVID-19 pandemic has impacted the business of the Group and clinical trials led by the Group or partners, including as a result of delays or difficulties in clinical site initiation, difficulties in recruiting and retaining clinical site investigators and clinical site staff and interruption of the clinical supply chain or key clinical trial activities, such as clinical trial site monitoring, and supply chain interruptions caused by restrictions for the supply of materials for drug candidates or other materials necessary to manufacture product to conduct clinical and preclinical tests. Geopolitical risks such as Russia-Ukraine war or Middle East conflict may create global security concerns including the possibility of an expanded regional or global conflict and potential ramifications such as disruption of the supply chain including research and development activities being conducted by the Group and its strategic partners. Delays in research and development activities of the Group and its partners could increase associated costs and, depending upon the duration of any delays, require the Group and its partners to find alternative suppliers at additional expense. In addition, Russia-Ukraine war and the conflict in the Middle East have had significant ramifications on global financial markets, which may adversely impact the ability of the Group to raise capital on favorable terms or at all.

Discontinued operations related to the Neurosterix Transaction

On April 2, 2024, the Group sold a part of its business constituting its allosteric modulator drug discovery technology platform and a portfolio of preclinical programs (note 22). As a consequence, the Group recognized discontinued operations in the statements of profit or loss under “net profit or loss from discontinued operations” for the twelve-month period ended December 31, 2024 and 2023 respectively, in accordance with IFRS 5. The Group identified as well, cash flows from discontinued operations for the twelve-month period ended December 31, 2024 and 2023, respectively (note 22). The identification of discontinued operations may require some degree of judgement.

Fair value measurement of financial instruments

The Group measures its financial instruments at fair value at each reporting date. Fair value is the price that would be received to sell its financial asset in an orderly transaction between market participants at the measurement date, in the principal or most advantageous market, under current market conditions. Fair value measurements are categorized into three levels based on the degree to which inputs to the valuation techniques are observable:

●	Level 1: Quoted prices (unadjusted) in active markets for identical assets;
●	Level 2: Inputs other than quoted prices included within Level 1 that are all observable, either directly or indirectly used to measure the fair value;
●	Level 3: One or more of the significant inputs used to measure fair value is not based on observable market data. This is the case for unlisted equity securities or financial instruments where climate risk gives rise to a significant unobservable adjustment. The Group uses appropriate valuation techniques in the circumstances and maximizes the use of relevant observable inputs. The transfers between levels are assessed at the end of each reporting period.

Investments accounted for using the equity method

The Group received an equity interest of 20% in Neurosterix US Holdings LLC as part of the Neurosterix Transaction. The initial recognition of the investment has been accounted at a fair value based on a financial valuation of Neurosterix’s Group. This carrying amount has been decreased to recognize the share of loss of Neurosterix’s Group.

Impairment of the investments accounted for using the equity method

The Group assesses its investment in Neurosterix US Holdings LLC, which is accounted for using the equity method whenever events, factors or changes in circumstances indicate that it may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount of the investment accounted for using the equity method is based on its fair value. No impairment loss was recognized in respect of the Group’s investment in Neurosterix US Holdings LLC for the years ended December 31, 2024 and 2025.

Financial assets at fair value through Other Comprehensive Income (OCI)

The financial assets at fair value through OCI relate to strategic investments made by the Group into early stage R&D companies. The Group made the irrevocable election to classify these strategic investments, that are not held for trading, at fair value through OCI. The valuation at fair value is based on prices paid by investors during recent fundings (note 24). At each closing, the investments are tested by the Group in order to reflect any change in value due to events, factors or changes in circumstances.

Derivative financial instruments

Derivative financial instruments relate to Phantom shares and Warrants received as part of the purchase of strategic investment. Derivative financial instruments are accounted at fair value through the statements of profit or loss in accordance with IFRS 9, because they are considered as held for trading. The fair value is measured using the Black-Scholes and binomial valuation models (note 25). A number of assumptions related to the volatility of the underlying shares and to the risk-free rate are made in this model. Should the assumptions and estimates underlying the fair value of these instruments vary significantly from management’s estimates, then the fair value of the derivative financial instruments would be materially different from the amounts recognized. At each closing, the investments are tested by the Group in order to reflect any change in value due to events, factors or changes in circumstances.

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

Share-based compensation

The Group recognizes an expense for share-based compensation based on the valuation of equity incentive units using the Black-Scholes valuation model. A number of assumptions related to the volatility of the underlying shares and to the risk-free rate are made in this model. Should the assumptions and estimates underlying the fair value of these instruments vary significantly from management’s estimates, then the share-based compensation expense would be materially different from the amounts recognized. Had these assumptions been modified within their feasible ranges, i.e. a 20% increase or decrease in the volatility assumption for the twelve - month period ended December 31, 2025 (a 20% increase or decrease for the twelve - month periods ended December 31, 2023 and 2024) and a risk-free rate of 1 or 0.5 for the twelve - month period ended December 31, 2025 (1 or 0.5 for the twelve - month periods ended December 31, 2023 and 2024), and the Group calculated the share-based compensation based on the higher and lower values of these ranges, share-based compensation expense in 2025 would have been CHF 55 thousand or CHF 82 thousand, respectively CHF 1.3 million or CHF 1.9 million in 2024 and CHF 1.3 million or CHF 2.1 million in 2023. This is compared to the total amount recognized as an expense in the statement of profit or loss for respectively CHF 71 thousand in 2025, CHF 1.7 million in 2024 and CHF 1.8 million in 2023. Additional information is disclosed in note 14.

Equity instruments

The Group records in equity the pre - funded warrants sold to investors and the warrants granted to investors at a fair value calculated using Black - Scholes model. A number of assumptions related to the volatility of the underlying shares and to the risk-free rate are made in this model. Should the assumptions and estimates underlying the fair value of these instruments vary significantly from management’s estimates, then the fair value of the equity instruments would be materially different from the amounts recorded in equity at the grant date.

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

Information about products, services and major customers

External income of the Group for the years ended December 31, 2025, 2024 and 2023 is derived from the business of discovery, development and commercialization of pharmaceutical products. Income was earned from rendering of research services to a pharmaceutical company and grants earned.

Information about geographical areas

External income is exclusively recorded in the Swiss operating company.

Analysis of revenue from contract with customer and other income by nature is detailed as follows:

	2025	2024	2023*
Collaborative research funding	29,972	404,102	1,612,953
Fair value of services received at zero cost from Neurosterix Group	141,018	—	—
Other service income	1,870	5,940	4,235
Total	172,860	410,042	1,617,188

Analysis of revenue from contract with customer and other income by major counterparties is detailed as follows:

	2025	2024	2023*
Indivior PLC	29,972	404,102	1,612,953
Neurosterix Group	141,018	—	—
Other counterparties	1,870	5,940	4,235
Total	172,860	410,042	1,617,188

For more detail, refer to note 15, “Revenue from contract with customer” and note 16 “Other Income”.

The geographical allocation of long-lived assets is detailed as follows:

	December 31,	December 31,
	2025	2024
Switzerland	4,683,813	7,136,602
France	335	338
Total	4,684,148	7,136,940

The geographical analysis of operating costs is as follows:

	2025	2024	2023*
Switzerland	2,974,125	3,129,444	3,844,670
United States of America	8,942	31,276	11,117
France	4,391	4,555	4,368
Total operating costs (note 17)	2,987,458	3,165,275	3,860,155

There was capital expenditure of CHF 1,273 in 2024 and CHF 6,842 in 2023. In 2025, the capital expenditure was nil.

6. Cash and cash equivalents

	December 31,	December 31,
	2025	2024
Cash at bank and on hand	1,638,612	3,341,738
Total cash and cash equivalents	1,638,612	3,341,738

Split by currency:

	December 31,	December 31,
	2025	2024
CHF	88.77%	80.84%
USD	4.10%	14.90%
EUR	4.46%	2.42%
GBP	2.68%	1.84%
Total	100.00%	100.00%

The Group invests its cash balances into a variety of current and deposit accounts mainly with two Swiss bank whose external credit rating is P-1/A-1.

All cash and cash equivalents were held either at banks or on hand as of December 31, 2025 and December 31, 2024.

Credit quality of cash and cash equivalents

The table below shows the cash and cash equivalents by credit rating of the major counterparties:

	December 31,	December 31,
	2025	2024
External credit rating of counterparty
P-1 / A-1	1,613,227	3,302,810
P-2 / A-1	2,617	6,681
Other	22,654	32,132
Cash on hand	114	115
Total cash and cash equivalents	1,638,612	3,341,738

External credit ratings of counterparties were obtained from Moody’s (P-) or Standard & Poor’s (A-)

7. Other current assets

	December 31,	December 31,
	2025	2024
Other financial assets	5,130	6,496
Trade and other receivables	20,087	15,513
Prepayments	16,295	169,649
Other short-term assets	—	7,967
Total other current assets	41,512	199,625

Other current assets decreased by CHF 0.2 million as of December 31, 2025 compared to December 31, 2024 mainly due to decreased prepayments in patents and retirement benefits. The Group applies the IFRS 9 simplified approach to measuring expected credit losses (“ECL”), which uses a lifetime expected loss allowance for all contract assets, trade receivables and other receivables. The Group has considered that the contract asset, trade receivables and other receivables have a low risk of default based on historic loss rates and forward-looking information on macroeconomic factors affecting the ability of the third parties to settle invoices. As a result, expected loss allowance has been deemed as nil as of December 31, 2025 and December 31, 2024.

8. Right-of-use assets

Year ended December 31, 2024	Properties	Equipment	Total
Opening net book amount	328,524	1,808	330,332
Depreciation charge	(73,337)	(677)	(74,014)
Effect of lease modifications	23,940	—	23,940
Disposals	(7,408)	—	(7,408)
Assets transferred to Neurosterix Pharma Sàrl	(230,141)	(1,131)	(231,272)
Closing net book amount	41,578	—	41,578

As of December 31, 2024	Properties	Equipment	Total
Cost	111,642	—	111,642
Accumulated depreciation	(70,064)	—	(70,064)
Net book value	41,578	—	41,578

Year ended December 31, 2025	Properties	Equipment	Total
Opening net book amount	41,578	—	41,578
Depreciation charge	(8,048)	—	(8,048)
Effect of lease modifications	—	—	—
Disposals	—	—	—
Assets transferred to Neurosterix Pharma Sàrl	—	—	—
Closing net book amount	33,530	—	33,530

As of December 31, 2025		Properties	Total
Cost		111,642	111,642
Accumulated depreciation		(78,112)	(78,112)
Net book value		33,530	33,530

The gross value of the right of use assets relate to an office space rent by the Group. The cash outflows for the principal element of lease payment amounted to CHF 7,306 for the twelve-month period ended December 31, 2025 (CHF 73,688 for the twelve-month period ended December 31, 2024). The maturity analysis of lease liabilities is presented under note 3.2.

9. Equipment

Year ended December 31, 2024	Equipment	Total
Opening net book amount	22,604	22,604
Additions	1,273	1,273
Depreciation charge	(3,759)	(3,759)
Assets transferred to Neurosterix Pharma Sàrl	(18,987)	(18,987)
Closing net book amount	1,131	1,131

As of December 31, 2024	Equipment	Total
Cost	84,775	84,775
Accumulated depreciation	(83,644)	(83,644)
Net book value	1,131	1,131

Year ended December 31, 2025	Equipment	Total
Opening net book amount	1,131	1,131
Depreciation charge	(424)	(424)
Closing net book amount	707	707

As of December 31, 2025	Equipment	Total
Cost	84,775	84,775
Accumulated depreciation	(84,068)	(84,068)
Net book value	707	707

10. Intangible assets

	Service
Period ended December 31, 2024	agreement	Total
Opening net book amount	—	—
Additions	182,348	182,348
Depreciation charge	(182,348)	(182,348)
Closing net book amount	—	—

	Service
As of December 31, 2024 and 2025	agreement	Total
Cost	182,348	182,348
Accumulated depreciation	(182,348)	(182,348)
Net book value	—	—

The service agreement relates to staff and infrastructure provided by Neurosterix Pharma Sàrl at zero cost in accordance with the Neurosterix Transaction (note 22) and initially valued at CHF 182,348. During the twelve-month period ended December 31, 2024, the depreciation charge was recognized at the rate at which these services were provided. As of January 1, 2025, the agreement was not formally renewed. However, Neurosterix agreed to provide the Group with access to certain employees and infrastructure at zero cost. The fair value of the services received at zero cost has been recognized as other income and other operating expenses for an amount of CHF 141,018.

11. Non-current financial assets

	December 31,	December 31,
	2025	2024
Security rental deposits	7,086	7,089
Total non‑current financial assets	7,086	7,089

Security rental deposits relate to office space. The applicable interest rate to such deposits is immaterial, and therefore, the value approximates amortized cost.

12. Payables and accruals

	December 31,	December 31,
	2025	2024
Trade payables	602,901	253,290
Social security and other taxes	43,792	22,649
Accrued expenses	544,591	518,848
Total payables and accruals	1,191,284	794,787

All payables mature within 3 months. Accrued expenses and trade payables primarily relate to R&D services from contract research organizations, consultants and professional fees. The total amount of payables and accruals increased by CHF 0.4 million as of December 31, 2025 compared to December 31, 2024. The carrying amounts of payables do not materially differ from their fair values, due to their short-term nature.

13. Share capital

	Number of shares
	Common	Treasury
	shares	shares	Total
Balance as of January 1, 2024 (1)	184,354,496	(59,159,103)	125,195,393
Sale of treasury shares	—	3,050,665	3,050,665
Movement of shares under liquidity agreement	—	55,450	55,450
Acquisition of shares forfeited from DSPPP	—	(8,539)	(8,539)
Balance as of December 31, 2024	184,354,496	(56,061,527)	128,292,969
Shares reclassed as treasury shares under IFRS 2	—	(29,950,268)	(29,950,268)
Balance as of December 31, 2024 IFRS 2	184,354,496	(86,011,795)	98,342,701
(1)In accordance with Swiss law, the issuance of 6,120,000 new shares through the exercise of pre-funded warrants from December 12, 2023 to December 31, 2023, have been registered in the commercial register on February 20, 2024. As of January 1, 2024, the amount of the share capital as registered in the commercial register is CHF 1,782,344.96 divided into 178,234,496 shares.

	Number of shares
	Common	Treasury
	shares	shares	Total
Balance as of January 1, 2025	184,354,496	(56,061,527)	128,292,969
Issuance of treasury shares	34,300,000	(34,300,000)	—
Sales of treasury shares	—	19,612,752	19,612,752
Movement of shares under liquidity agreement	—	(28,329)	(28,329)
Acquisition of shares forfeited from DSPPP	—	(45,578)	(45,578)
Balance as of December 31, 2025	218,654,496	(70,822,682)	147,831,814
Shares reclassed as treasury shares under IFRS 2	—	(29,904,690)	(29,904,690)
Balance as of December 31, 2025 IFRS 2	218,654,496	(100,727,372)	117,927,124

As of December 31, 2025, 147,831,814 shares were outstanding excluding 70,822,682 treasury shares directly held by Addex Pharma SA and including 29,904,690 outstanding shares benefiting from our DSPPP, considered as treasury shares under IFRS 2 (see note 14). Of the treasury shares held as of December 31, 2025, 30,000,000 were held as ADSs.

As of December 31, 2024, 128,292,969 shares were outstanding excluding 56,061,527 treasury shares directly held by Addex Pharma SA and including 29,950,268 outstanding shares benefiting from our DSPPP, considered as treasury shares under IFRS 2 (see note 14). All shares have a nominal value of CHF 0.01.

The Group maintains a liquidity agreement with Kepler Cheuvreux (“Kepler”). Under the agreement, the Group has provided Kepler with cash and shares to enable them to buy and sell the Company’s shares. As of December 31, 2025, 144,951 (December 31, 2024: 116,622) treasury shares are recorded under this agreement in the treasury share reserve and CHF 5,130 (December 31, 2024: CHF 6,496) is recorded in other financial assets.

During the twelve-month period ended December 31, 2025, the Group sold 19,612,752 treasury shares at an average price of CHF 0.063 per share for total gross proceeds of CHF 1,230,103 (during the twelve-month period ended December 31, 2024, the Group sold 3,050,665 treasury shares at an average price of CHF 0.08 per share for gross proceeds of CHF 235,257). Of these treasury shares 10,966,666 were sold at a price of CHF 0.06 per share with 2,741,666 warrants granted by the Group at an exercise price of CHF 0.06 and a 5-year exercise period. The fair value of the warrants amounted to CHF 65,609 and has been recorded in equity as transaction costs. The remaining 8,646,086 treasury shares have been sold under the sale agency agreement with Kepler Cheuvreux at an average price of CHF 0.066 per share for gross proceeds of CHF 572,102.

On February 20, 2024, in accordance with Swiss law, the company registered in the commercial register 6,120,000 new shares issued out of conditional capital from December 12, 2023 to December 31, 2023 following the exercise of pre-funded warrants granted to one institutional investor on April 3, 2023.

14. Share-based compensation

The total share-based compensation expense recognized as continuing operating costs in the statement of comprehensive profit or loss for equity incentive units granted to Board Members, Executive Managers, employees and consultants has been recorded under the following headings:

	2025	2024	2023
Research and development	970	2,089	30,190
General and administration	69,850	173,194	250,010
Total share-based compensation for continuing operations	70,820	175,283	280,200

The total share-based compensation expense recognized as discontinued operating costs in the statement of comprehensive profit or loss under “net profit or loss from discontinued operations” for equity incentive units granted to Board Members, Executive Managers, employees and consultants has been recorded under the following headings:

	2025	2024	2023
Research and development	—	113,709	540,470
General and administration	—	213,972	973,797
Total share-based compensation for discontinued operations	—	327,681	1,514,267

During the twelve-month period ended December 31, 2024, the total share-based compensation expense for equity units recognized as discontinued operating costs amounted to CHF 1.5 million of which CHF 1.2 million related to the accelerated vesting of equity incentive units of employees and Executive managers transferred to Neurosterix Pharma Sàrl and included in the net gain of the sale of activities (note 22).

Employee share option plans (ESOP)

The Company established an employee share option plan to provide incentives to directors, executives, employees and consultants of the Group.

The Group has not granted any share options in 2025. During the year 2024, the Group granted 6,439,124 share options at an exercise price of CHF 0.05 with vesting over 4 years and a 10-year exercise period. Of these share options, 5,413,934 were granted to employees and Executive Managers transferred to Neurosterix Group on April 2, 2024 and the costs of the remaining vesting period were recognized as accelerated vesting under discontinued operations.

During the year 2023, the Group granted the following options with vesting over 4 years and a 10-year exercise period at the grant date as described in the table below. Grant conditions relating to the strike price have been amended during the year ended December 31, 2023.

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

Movements in the number of options outstanding are as follows:

	Average		Average		Average
	strike price		strike price		strike price
	(CHF)	2025	(CHF)	2024	(CHF)	2023
At January 1	0.10	8,006,791	0.32	1,570,346	0.55	777,000
Exercised under the DSPPP	—	—	—	—	0.043	(12,527,235)
Granted	—	—	0.05	6,439,124	0.13	13,320,581
Forfeited	1.20	(50,027)	0.05	(2,679)	—	—
At December 31	0.09	7,956,764	0.10	8,006,791	0.32	1,570,346

At December 31, 2025, of the outstanding 7,956,764 share options (2024: 8,006,791 and 2023: 1,570,346), 3,324,722 were exercisable with an average strike price of CHF 0.06 (2024: 733,582 share options were exercisable with an average strike price of CHF 0.09 and 2023: 686,605 were exercisable with an average strike price of CHF 0.51).

The outstanding share options as at December 31, 2025 and 2024 have the following expiry dates:

At December 31, 2025	Range of strike prices (CHF)
Expiry date	0.043 to 0.106	0.13	0.14 to 0.99	1.00 to 3.00	Total
2027	—	18,885	11,385	45,011	75,281
2028	—	59,530	26,085	5,292	90,907
2029	—	—	—	110,500	110,500
2030	—	10,000	—	44,854	54,854
2031	—	30,000	—	83,888	113,888
2032	436,677	192,928	108,955	—	738,560
2033	356,669	—	—	—	356,669
2034	6,416,105	—	—	—	6,416,105
Total	7,209,451	311,343	146,425	289,545	7,956,764

At December 31, 2024	Range of strike prices (CHF)
Expiry date	0.043 to 0.106	0.13	0.14 to 0.99	1.00 to 3.00	Total
2025	—	—	25,000	4,687	29,687
2027	—	56,655	11,385	7,241	75,281
2028	—	59,530	26,085	5,292	90,907
2029	—	—	—	110,500	110,500
2030	—	10,000	—	44,854	54,854
2031	—	40,000	—	73,888	113,888
2032	436,677	192,928	108,955	—	738,560
2033	356,669	—	—	—	356,669
2034	6,436,445	—	—	—	6,436,445
Total	7,229,791	359,113	171,425	246,462	8,006,791

The weighted average fair value of share options granted during 2024 determined using a Black-Scholes model was CHF 0.035 (2023: CHF 0.08). The significant inputs to the model were:

	2024	2023
Weighted average share price per share at the grant date	CHF 0.057	CHF 0.14
Weighted average strike price per share	CHF 0.050	CHF 0.13
Weighted average volatility (1)	64.62%	58.16%
Weighted average expected option life (years)	6.25	6.25
Dividend yield	—	—
Weighted average annual risk-free rate	0.84%	0.86%

(1)The expected volatility is based on historical share prices of the company

Deferred Strike Price Payment Plan (DSPPP)

The Group has implemented a staff retention plan which includes a DSPPP which encourages board members, executive managers and employees to exercise their share options or equity sharing certificates and become shareholders of the Company by allowing the deferral of the obligation to pay the strike price until the earlier of the sale of the shares or 10 years. Shares received through the exercise of unvested share options are subject to sales restrictions reflecting the remaining vesting period of exercised equity incentive units. In the event of a change of control, bankruptcy of the Company or forced sale of the shares at a price below the strike price, the deferred strike price payment obligation is waived. Under IFRS 2, the DSPPP is considered to be a non-recourse loan and consequently the options are deemed to be exercised on the date that the loan is repaid. Therefore, neither the shares nor the loan, are outstanding until either the options are exercised by paying the exercise price for the shares (repaying the loan) or the options expire entirely after 10 years without any remaining obligation from the option holders. The DSPPP is considered to be a modification of the equity incentive plan and consequently, the shares issued from the exercise of equity incentive units (“DSPPP Shares”) are recorded as treasury shares and associated share-based compensation is recognized over the remaining vesting period as if the equity incentive units had not been exercised. During the twelve-month period ending December 31, 2024 and 2025, no options have been exercised through our DSPPP.

Movements in the number of DSPPP shares are as follows:

	Average		Average		Average
	deferred strike		deferred strike		deferred strike
	price payment		price payment		price payment
	(CHF)	2025	(CHF)	2024	(CHF)	2023
At January 1	0.09	29,950,268	0.09	29,958,807	0.13	17,438,883
Forfeited	0.07	(45,578)	0.09	(8,539)	0.13	(7,311)
Granted - exercise of ESOP & ESC	—	—	—	—	0.043	12,527,235
At December 31	0.09	29,904,690	0.09	29,950,268	0.09	29,958,807

At December 31, 2025, of the 29,904,690 DSPPP shares (2024: 29,950,268 DSPPP shares), 23,632,556 (2024: 18,512,037) were not subjected to sales restrictions and 8,660,516 (2024: 25,234,215) were related to employees and Executive Managers transferred to, and still employed by, Neurosterix Group at the year end.

The DSPPP has the following expiry dates as at December 31, 2025 and 2024:

At December 31, 2025	Range of strike prices (CHF)
Expiry date	0.043	0.13	Total
2033	—	17,412,752	17,412,752
2034	12,491,938	—	12,491,938
Total	12,491,938	17,412,752	29,904,690

At December 31, 2024	Range of strike prices (CHF)
Expiry date	0.043	0.13	Total
2032	—	17,427,207	17,427,207
2033	12,523,061	—	12,523,061
Total	12,523,061	17,427,207	29,950,268

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

On February 14, 2019, Indivior terminated the development of their selected compound, ADX71441. Separately, Indivior funds research at the Group, based on a research plan to be mutually agreed between the parties, to discover novel GABAB PAM compounds. These future novel GABAB PAM compounds, if selected by Indivior, become licensed compounds. The Group agreed with Indivior to an initial research term and duration of two years with a funding of USD 4 million over the period for the Group’s R&D costs incurred, that can be extended by twelve-month increments. R&D costs are calculated based on the costs incurred in accordance with the contract. Following Indivior’s selection of one newly identified compound, the Group has the right to also select one additional newly identified compound. The Group is responsible for the funding of all development and commercialization costs of its selected compounds and Indivior has no rights to the Group’s selected compounds. The initial two-year research term was expected to run from May 2018 to April 2020. In 2019, Indivior agreed to an additional research funding of USD 1.6 million, for the research period. On October 30, 2020, the research term was extended until June 30, 2021 and Indivior agreed to additional research funding of USD 2.8 million. Effective May 1, 2021, the research term was extended until July 31, 2022 and Indivior agreed additional research funding of CHF 3.7 million, of which CHF 2.7 million was paid to the Group and CHF 1.0 million paid directly by Indivior to third party suppliers that are supporting the funded research program. In August 2022, the research agreement was extended until March 31, 2023 and Indivior agreed to additional research funding of CHF 0.85 million. The reserved indications, where Addex retains exclusive rights to develop its own independent GABAB PAM program, have also been expanded to include chronic cough. Effective November 1, 2022, the research term was extended until June 30, 2023 and Indivior agreed to additional research funding of CHF 0.95 million. Effective July 1, 2023, the research agreement with Indivior has been extended until June 30, 2024 and Indivior committed additional research funding of CHF 2.7 million including CHF 1.1 million paid to the Group and CHF 1.6 million paid directly by Indivior to third party suppliers that are supporting the funded research program. On August 27, 2024, Indivior selected a compound for future development in substance use disorder and undertakes all future development of their selected compound. Under the terms of the agreement, the Group has also exercised its right to select a compound to advance its own independent GABAB PAM program for the treatment of chronic cough.

For the year ended December 31, 2025, the Group recognized CHF 29,972 as revenue in continuing operations (2024: CHF 94,127, 2023: CHF 40,891) related to the maintenance of patents licensed to indivior under the licensing and research agreement entered into in 2018. During the twelve-month period ended December 31, 2024, the Group recognized CHF 0.3 million as revenue related to the research agreement that has been completed during the second half of 2024 (2023: CHF 1.6 million). The trade receivable was nil as of December 31, 2025 (December 31, 2024: CHF 0.1 million).

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

Under the terms of the Janssen agreement the Group was eligible to receive up to EUR 109 million in success-based development and regulatory milestone, and low double-digit royalties on net sales.

No amounts have been recognized under this agreement in 2025, 2024 and 2023.

16. Other income

During the twelve-month period ended December 31, 2025, the other income primarily related to the fair value of the services received by Neurosterix group at zero cost (notes 10 and 28). The income from IT consultancy agreements recognized during the twelve-month periods ended December 31, 2023, 2024 and 2025 was close to nil.

Under grant agreements with Eurostars/Innosuisse the Group was required to complete specific research activities within a defined period of time. The Group’s funding was fixed and received based on the satisfactory completion of the agreed research activities and incurring the related costs.

In September 2023, the Group was awarded a grant of CHF 0.5 million by Eurostars/Innosuisse to support the mGlu2 NAM program of which CHF 0.3 million were received in December 2023. The Group recognized CHF 38,401 from January 1, 2024 to April 2, 2024, the date when the program was transferred to Neurosterix Pharma Sàrl and recorded as discontinued operations (note 22). The remaining funds and deferred income of CHF 0.3 million recorded as assets and liabilities held for sale as of April 2, 2024, has been transferred to Neurosterix Pharma Sàrl.

17. Operating costs

	2025	2024	2023*
Staff costs (note 18)	389,230	242,591	238,527
Depreciation (notes 8/9)	8,472	192,698	11,752
External research and development costs	190,190	435,189	942,714
Patent maintenance and registration costs	188,918	283,382	229,227
Professional fees	1,314,859	1,206,813	1,163,839
D&O insurance	183,841	225,772	628,595
Fair value of services received at zero costs (note 10)	141,018	—	—
Other operating costs	570,930	578,830	645,501
Total operating costs	2,987,458	3,165,275	3,860,155

The evolution of the total operating costs is mainly driven by external research and development expenses, staff costs, D&O insurance, professional fees and other operating costs.

During the twelve-month period ended December 31, 2025, total operating costs recognized as continuing operations decreased by CHF 0.2 million compared to the same period ended December 31, 2024, primarily due to decreased external research and development cost, lower D&O insurance and patent maintenance and registration costs, partially offset by increased staff costs and professional fees and other operating costs.

During the twelve-month period ended December 31, 2024, total operating costs recognized as continuing operations decreased by CHF 0.7 million compared to the year ended December 31, 2023, primarily due to decreased external research and development cost of CHF 0.5 million and lower D&O insurance of CHF 0.4 million, partially offset by increased depreciation of CHF 0.2 million related to the intangible asset recorded at the fair value of the service agreement provided at zero cost (note 10).

During the twelve-month periods ended December 31, 2023 and 2024, total operating costs recognized as discontinued operations amounted to CHF 8.1 million and CHF 2.0 million respectively and primarily related to staff costs and external research and development costs (note 22).

18. Staff costs

	2025	2024	2023*
Wages and salaries	322,237	243,629	176,815
Social charges and insurances	27,902	26,843	19,572
Value of share-based services (note 14)	6,848	17,544	29,921
Retirement benefit (note 20)	32,243	(45,425)	12,219
Total staff costs	389,230	242,591	238,527

During the twelve-month period December 31, 2025, staff costs recognized in continuing operations increased to CHF 0.4 million, primarily due to more full-time employees. During the same periods ended December 31, 2023 and 2024, staff costs recognized as continuing operations remained stable around CHF 0.2 million.

During the twelve-month periods ended December 31, 2023 and 2024, staff costs recognized as discontinued operations amounted to CHF 5.1 million and CHF 1.4 million, respectively (note 22).

19. Taxes

	December 31, 2025	December 31, 2024	December 31, 2023
Net loss from continuing operations before tax	(6,842,588)	(4,909,342)	(2,500,153)
Net gain / (loss) before tax from discontinued operations	114,342	11,965,129	(8,056,074)
Net gain / (loss) before tax	(6,728,246)	7,055,787	(10,556,227)
Tax calculated at a tax rate of 14.7% for 2024 and 2025 (13.99% for 2023)	989,052	(1,037,201)	1,476,816
Effect of different tax rates in USA and France	(1,753)	(4,755)	(178)
Difference related to investments accounted for using the equity method	(589,289)	(320,042)	—
Net loss incurred by Neurosterix Pharma Sàrl from March 19 2024 to April 1, 2024 [1]	—	(79,270)	—
Sale of treasury shares by a subsidiary, recognized as financial loss / (income) in standalone financial statements	(151,997)	(30,103)	485,867
Deductible expenses charged against equity for issuance of shares	6,270	1,758	37,374
Expenses not deductible for tax purposes	(9,458)	(229,815)	(321,494)
Total tax not recognized as deferred tax (asset) / liability	(242,285)	1,699,428	(1,678,385)
Income tax expense for continuing operations	—	—	—
Income tax expense for discontinued operations	—	—	—
(1)	The Group lost the control of its subsidiary Neurosterix Pharma Sàrl on April 2, 2024, as part of the divestment of a part of its business (note 22).

The Group has decided not to recognize any deferred income tax assets at December 31, 2025, 2024 or 2023. The key factors which have influenced management in coming to this evaluation are the fact that the Group has not yet a history of making profits due to the stage of development of its drug products. The Group recognized a net loss of CHF 6.7 million for the twelve-month period ended December 31, 2025. The net profit of CHF 7.1 million recognized for the same period ended December 31, 2024 was primarily due to the sale of a part of the business of the Group to Neurosterix Group, generating a discontinued net gain before tax of CHF 11.97 million (note 22).

The amount of deferred income tax assets that arises from sources other than tax losses carried forward and the amount of deferred income tax liabilities remain insignificant compared to the unrecognized tax losses carried forward as of December 31, 2025.

The tax losses carried forward by the Group and their respective expiry dates are as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
2024	—	—	290,949
2025	—	3,586,490	3,586,490
2026	23,129,685	23,467,840	23,467,840
2027	12,590,566	12,590,566	12,590,566
2028	28,427,419	28,427,419	28,427,419
2029	65,365,173	65,365,173	65,365,173
2030	33,835,017	33,835,017	19,766,179
2031	8,520,992	8,224,914	—
2032	1,655,352	—	—
Total unrecorded tax losses carry forwards	173,524,204	175,497,419	153,494,616

As of December 31, 2025, the unrecorded tax losses carried forward amounted to CHF 173,524,204 (2024: CHF 175,497,419, 2023: CHF 153,494,616). The tax losses carried forward expiring in 2030 increased by CHF 14.0 million as of December 31, 2024 compared to December 31, 2023 due to one final tax return received from Swiss tax administration in 2024.

20. Retirement benefit obligations

Apart from the social security plans fixed by the law, the Group sponsors an independent pension plan. The Group has contracted with Swiss Life for the provision of occupational benefits. All benefits in accordance with the regulations are reinsured in their entirety with Swiss Life within the framework of the corresponding contract. This pension solution fully reinsures the risks of disability, death and longevity with Swiss Life. Swiss Life invests the vested pension capital and provides a 100% capital and interest guarantee. The pension plan is entitled to an annual bonus from Swiss Life comprising the effective savings, risk and cost results. Although, as is the case with many Swiss pension plans, the amount of ultimate pension benefit is not defined, certain legal obligations of the plan create constructive obligations on the employer to pay further contributions to fund an eventual deficit; this results in the plan nevertheless being accounted for as a defined benefit plan. All employees are covered by this plan, which is a defined benefit plan. Retirement benefits are based on contributions, computed as a percentage of salary, adjusted for the age of the employee and shared approximately 40% / 60% by employee and employer in 2025. In addition to retirement benefits, the plans provide death and long-term disability benefits to its employees. Liabilities and assets are revised every year by an independent actuary. Assets are held in the insurance company. In accordance with IAS 19 (revised), plan assets have been estimated at fair market values and liabilities have been calculated according to the “projected unit credit” method. The Group paid pension contributions related to continuing activities for CHF 60,392 in 2025 (respectively CHF 34,686 in 2024 and CHF 23,454 in 2023) and recognized a net gain of CHF 45,425 in the statement of Profit or Loss in 2024 primarily due the modification of the plans effective on April 1, 2024.

Employment benefit obligations

The amounts recognized in the balance sheet are determined as follows:

	December 31,	December 31,
	2025	2024
Defined benefit obligation	(5,126,017)	(2,108,384)
Fair value of plan assets	4,754,409	1,944,133
Shortfall on Funded status	(371,608)	(164,251)

The shortfall on funded status amounted to CHF 371,608 and CHF 164,251 as of December 31, 2025 and 2024, respectively and increased by CHF 0.2 million between both periods primarily due to an actuarial loss from experience adjustment in the calculation of the defined benefit obligation.

The amounts recognized as continuing operations in the statement of comprehensive profit or loss are as follows:

	2025	2024	2023
Current service cost	(30,086)	(20,383)	(13,835)
Past service cost	—	66,273	1,348
Interest cost	(21,598)	(23,182)	(8,797)
Interest income	19,441	22,717	9,065
Company pension gain / (cost) (note 19)	(32,243)	45,425	(12,219)

The past service cost of CHF 66,273 recognized in 2024 is primarily due to the modification of pension plans effective on April 1, 2024.

The amounts recognized as discontinued operations in the statement of comprehensive profit of loss under “net profit or loss from discontinued operations” are as follows:

	2025	2024	2023
Current service cost	—	(59,730)	(254,667)
Past service cost	—	20,296	25,551
Interest cost	—	(34,030)	(166,812)
Interest income	—	30,971	171,895
Company pension amount (note 22)	—	(42,493)	(224,032)

Pension costs reported under discontinued operations relate to employees who were transferred to Neurosterix Group in April 2024. This transfer generated a positive past service cost of CHF 433,791 recognized in the statement of profit and loss under “net profit or loss from discontinued operations” as net gain related to the sale of activities (note 22).

The movements in the defined benefit obligations during the year are as follows:

	2025	2024
Defined benefit obligation at beginning of year	(2,108,384)	(9,138,045)
Current service cost	(30,086)	(80,111)
Past service cost	—	520,360
Interest cost	(21,598)	(57,212)
Employee contributions	(20,929)	(70,748)
Actuarial (loss)/ gain arising from changes in financial assumptions	212,470	(176,520)
Actuarial gain on experience adjustment	(459,035)	(184,372)
Benefits (paid)/ deposited	(2,698,455)	7,078,264
Defined benefit obligations at end of year	(5,126,017)	(2,108,384)

The movements in the fair value of plan assets during the year are as follows:

	2025	2024
Fair value of plan assets at beginning of year	1,944,133	8,694,521
Interest income	19,441	53,688
Employee contributions	20,929	70,748
Employer contributions	39,464	92,285
Plan assets loss	31,987	111,155
Benefits paid	2,698,455	(7,078,264)
Fair value of plan assets at end of year	4,754,409	1,944,133

The defined benefit obligations and the fair value of the plan assets slightly increased between the years ended December 31, 2025 and 2024 primarily due to an increased number of employees.

As of the date of the preparation of these consolidated financial statements, the 2025 annual report of the pension fund has not yet been issued, and therefore the detailed structures and assets held at December 31, 2025, are not currently available for presentation. However, the detailed assets held at December 31, 2024, which were reported to the Group on May 20, 2025 by its plan administrator, are as follows:

December 31,
2024
Cash	1.81%
Bonds	42.94%
Equity instruments	19.34%
Real estate	24.29%
Mortgages	10.32%
Derivatives	1.30%
Total	100.00%

The principal actuarial assumptions used were as follows:

	December 31, 2025	December 31, 2024
Discount rate	1.30%	1.00%
Mortality tables	BVG2020 GT	BVG2020 GT
Salary growth rate	0.90%	1.00%
Pension growth rate	0.00%	0.00%

The following sensitivity analysis shows the impact of increasing or decreasing certain assumptions on the defined benefit obligation of the Swiss pension plan:

-	0.25% increase or decrease in the discount rate would lead to a decrease of 3.54% (2024: 3.99%) or an increase of 4.02% (2024: 4.64%) in the defined benefit obligation.
-	0.25% increase or decrease in the interest rate on retirement savings capital would lead to an increase of 0.55% (2024: 0.09%) or a decrease of 0.54% (2024: 0.08%) in the defined benefit obligation.
-	0.25% increase or decrease in salaries would lead to an increase of 0.01% (2024: 0.06%) or a decrease of 0.01% (2024: 0.03%) in the defined benefit obligation; and
-	+/-1 year in the life expectancy would lead to an increase of 1.44% (2024: 1.54%) or a decrease of 1.50% (2024: 1.59%) in the defined benefit obligation.

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

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.

The estimated employer contributions to pension plans for the financial year 2026 amounts to CHF 113,000.

The following table shows the components of the costs recognized in other comprehensive income, related to continuing operations:

	2025	2024
Actuarial (loss)/ gain on defined benefit obligation	(246,565)	(224,221)
Actuarial loss on plan assets	31,988	21,832
Total	(214,577)	(202,389)

The following table shows the components of the costs recognized in other comprehensive income, related to discontinued operations:

	2025	2024
Actuarial (loss)/ gain on defined benefit obligation	—	(136,671)
Actuarial loss on plan assets	—	89,323
Total	—	(47,348)

The following table shows the estimated benefit payments related to employee and employer contributions for the next ten years where the number of employees remains constant:

2026	178,000
2027	172,000
2028	171,000
2029	177,000
2030	193,000
2031 - 2035	2,304,000

21. Finance result, net

	2025	2024	2023*
Interest income	—	9,165	63,964
Interest expense on leases	(1,934)	(1,938)	(2,221)
Interest cost	(487)	(1,609)	(1,644)
Foreign exchange net gain / (losses)	(13,126)	17,430	(317,285)
Finance result, net	(15,547)	23,048	(257,186)

The evolution of the finance result net related to continuing operations is primarily driven by foreign exchanges differences on U.S Dollar cash deposits whose amount has been reduced between the twelve-month period ended December 31, 2024 and 2023.

22. Discontinued operations

On February 8, 2024, the Group signed a non-binding term sheet with Perceptive Advisors related to the divestment of part of its business. On April 2, 2024, the sale became effective. The allosteric modulator drug discovery technology platform and a portfolio of preclinical programs have been divested to a new Swiss company, Neurosterix Pharma Sàrl that has received a funding of USD 65 million from a syndicate of investors led by Perceptive Advisors (Perceptive Xontogeny Venture Fund II L.P, Perceptive Life Sciences Master Fund Ltd and Acorn Bioventures 2, L.P) (the “Neurosterix Transaction” or “Transaction”). The Group received gross proceeds of CHF 5.0 million in cash and an equity interest representing 20% of Neurosterix US Holdings LLC (note 1). The Group retained its partnerships with Janssen Pharmaceuticals, Inc. and Indivior PLC, as well as unpartnered clinical stage assets including dipraglurant for Parkinson’s disease and post-stroke/TBI recovery and its preclinical GABAB PAM program for chronic cough. The Transaction includes the transfer of the associated R&D staff and infrastructure. As part of the Transaction, the Group and Neurosterix Pharma Sàrl entered into a service agreement which provides the Group with access to certain staff and infrastructure at zero cost to ensure the operation of the Group retained business until December 31, 2024. As of January 1, 2025, the agreement was not formally renewed. However, Neurosterix agreed to provide the Group with access to certain employees and infrastructure at zero cost (note 10).

As the allosteric modulator drug discovery technology platform and a portfolio of preclinical programs have been sold on April 2, 2024, such activities have been identified as discontinued operations for the year ended December 31, 2023 and for the period beginning on January 1, 2024 and terminating on April 1, 2024. The net gain of the sale of activities amounted to CHF 13,943,595 during the twelve-month period ended December 31, 2024. During the same period ended December 31, 2025, the Group recognized an additional gain from discontinued operations of CHF 114,342 from the sale of activities, related to a consideration receivable considered as contingent during previous periods. As of December 31, 2025, there was no remaining contingent consideration receivable.

Financial performance of discontinued operations:

	2025	2024	2023
Other income	—	38,401	29,881
Research and development	—	(1,337,936)	(5,716,857)
General and administration	—	(673,259)	(2,351,356)
Total operating costs	—	(2,011,195)	(8,068,213)

Operating loss	—	(1,972,794)	(8,038,332)

Finance expense	—	(5,672)	(17,742)
Net loss before tax	—	(1,978,466)	(8,056,074)
Income tax expense	—	—	—
Net loss from discontinued operations	—	(1,978,466)	(8,056,074)
Net gain / (loss) of the sale of activities after income tax	114,342	13,943,595	—
Total net gain / (loss) from Discontinued operations	114,342	11,965,129	(8,056,074)

Operating costs of discontinued operations:

	2025	2024	2023
Staff costs	—	1,422,182	5,138,331
Depreciation	—	67,422	294,200
External research and development cost	—	333,278	1,805,708
Laboratory consumables	—	17,735	331,279
Patent maintenance and registration costs	—	62,563	140,906
Professional fees	—	38,271	—
Short-term leases	—	8,329	35,130
Other operating costs	—	61,415	322,659
Total discontinued operating costs	—	2,011,195	8,068,213

Discontinued operating costs are primarily driven by staff and external research and development costs.

Cash flows of discontinued operations:

	2025	2024	2023
Net profit / (loss) from discontinued operations	114,342	11,965,129	(8,056,074)
Adjustments for:
Net gain on Neurosterix Transaction	(114,342)	(13,943,595)	—
Value of share-based services	—	327,681	1,514,267
Post-employment benefits	—	(27,338)	(61,238)
Depreciation	—	67,422	294,200
Net gain related to lease modifications	—	—	(318)
Finance cost net	—	5,672	17,742
Decrease in trade and other receivables	—	12,702	111,829
Decrease / (increase) in prepayments	—	(151,695)	26,065
Increase in other current assets	—	(7,967)	—
Increase / (decrease) in payables and accruals	—	(811,126)	5,059
Increase / (decrease) in deferred income	—	(38,401)	324,210
Net cash flow used in operating activities	—	(2,601,516)	(5,824,258)

Net cash flow from / (used in) investing activities
Consideration from Neurosterix Transaction	114,342	5,119,754	—
Legal fees paid for Neurosterix Transaction	—	(473,270)	—
Purchase of property, plant and equipment	—	—	(6,842)
Net cash from / (used) in investing activities	114,342	4,646,484	(6,842)

Cash flows used in financing activities
Principal element of lease payment	—	(63,772)	(270,294)
Interest paid	—	(5,672)	(17,742)
Net cash used in financing activities	—	(69,444)	(288,036)

Net cash from / (used in) discontinued activities	114,342	1,975,524	(6,119,136)

Net cash flow from discontinued activities amounted to CHF 0.1 million for the twelve-month period ended December 31, 2025. For the same period ended December 31, 2024, it amounted to CHF 2.0 million including gross proceeds of CHF 5.0 million from the sale of activities partially offset by the net cash flow used in discontinued operating activities for CHF 2.6 million and CHF 0.5 million paid for Neurosterix transaction.

Details of the net gain of the sale of activities:

	2025	2024
Consideration received
Cash in from Neurosterix Pharma Sàrl sale	—	5,000,000
Fair value of Neurosterix US Holdings LLC’s participation	—	9,428,400
Net gain on Neurosterix Pharma Sàrl derecognition (IFRS10)	—	539,250
Retirement benefit obligation of employees leaving the Group (IAS 19) (note 20)	—	433,791
Fair value of service agreement	—	182,348
Net debt liabilities related to Neurosterix Pharma Sàrl (IFRS 16)	—	11,144
Other consideration	114,342	—
Total Disposal consideration	114,342	15,594,933

Investment in Neurosterix Pharma Sàrl	—	(20,000)
Legal fees paid for Neurosterix Transaction	—	(473,269)
Accelerating vesting ESOP/DSPPP	—	(1,158,069)
Total costs related to activities sold	—	(1,651,338)

Net gain on sale before income tax	114,342	13,943,595

Income tax expense on gain	—	—
Net gain on sale after income tax	114,342	13,943,595

The total net fair value of the sales of activities amounted to CHF 14.1 million including CHF 5.0 million in cash and CHF 9.4 million for the equity interest of 20% in Neurosterix US Holdings LLC.

23. Interests in associates

On April 2, 2024, the Group received an equity interest of 20% in Neurosterix US Holdings LLC domiciliated in the US and parent company of Neurosterix Pharma Sàrl as part of Neurosterix transaction (note 22). Neurosterix’ Group primarily operates in Switzerland and uses Swiss franc as functional currency and US Dollars as presentation currency. The carrying amount of the equity-accounted investment in Neurosterix’ Group has changed as follow:

	2025	2024
Balance as of January 1	7,087,142	—
Fair value of Neurosterix US Holdings LLC equity interest	—	9,428,400
Share of net loss of Neurosterix’s Group	(4,012,443)	(2,177,157)
Share of other comprehensive gain / (loss) of Neurosterix’s Group	773,097	(164,101)
Balance as of December 31	3,847,796	7,087,142

The summarized balancesheet of Neurosterix Group is indicated as below in Swiss francs:

	December 31, 2025	December 31, 2024
Current assets	24,419,137	19,488,067
Non-current assets	15,240,097	15,054,727
Current liabilities	2,491,407	2,332,589
Non-current liabilities	618,416	709,052
Net assets (100%)	36,549,411	31,501,153
Group share of net assets (20%)	7,309,882	6,300,231

As of December 31, 2025, the equity-accounted investment in Neurosterix’ Group was CHF 3.5 million below the Group’s share of net asset in Neurosterix, primarily due to a funding executed by Neurosterix’Group during the fourth quarter of 2025 that did not change Addex’s ownership interest.

As of December 31, 2024, the equity-accounted investment in Neurosterix’ Group was CHF 0.8 million above the Group’s share of net asset in Neurosterix primarily due to the fair value of the equity-accounted investment in Neurosterix initially assessed on April 2, 2024, using a financial valuation method.

The summarized statement of comprehensive loss of Neurosterix’ Group is indicated as below in Swiss francs:

	2025	2024
Income	105,460	298,379
Net loss for the period	(20,037,010)	(10,885,785)
Other comprehensive gain / (loss)	3,865,477	(820,507)
Total comprehensive loss	(16,171,533)	(11,706,292)

24.Financial assets at fair value through other comprehensive income

In June 2025, the Group invested CHF 795,029 in Stalicla SA and received 23,342 preferred shares with attached derivative financial instruments (note 25). The purchase price allocation was performed on the basis of the fair value of the derivative financial instruments, with the residual amount allocated to the preferred shares, initially recognized at CHF 285,962. The Group has made the irrevocable election to classify the 23,342 preferred shares received at fair value through other comprehensive income rather than through the statements of profit or loss, as the shares are held for strategic purposes and not for trading

As of December 31, 2025, the fair value of the unlisted securities of Stalicla SA (level 3) remained unchanged:

December 31,
2025
Stalicla SA	285,962
Total	285,962

25.Derivative financial instruments

As part of its investment in 23,342 preferred shares of Stalicla SA executed in June 2025 (note 24), the Group was granted several related financial instruments. These comprised an anti-dilution protection through a ratchet mechanism, 23,342 phantom shares entitling the Group to proceeds equivalent to those distributable to 23,342 ordinary shares, 23,342 warrants with a ten-year exercise period at a strike price of CHF 34.05 to purchase 23,342 ordinary shares and 3,591 warrants with a five-year exercise period, a strike price of CHF 0.10 to purchase 3,591 preferred shares. These financial instruments are classified as derivatives and valued at fair value (level 3) using Black-Scholes and binomial valuation models. On initial recognition, their aggregate fair value amounted to CHF 509,067. The fair value of phantom shares was capped at the fair value of the preferred shares, as the management concluded that the two values should be deemed equivalent. As a result, an amount of CHF 111,552 was not recorded as phantom shares.

As of December 31, 2025, the fair value (level 3) of these derivative financial instruments, driven by the value of Stalicla SA shares (note 24), remained unchanged:

December 31,
2025
Phantom shares	285,962
Anti-dilution protection	102,547
Warrants	120,558
Total	509,067

The following table presents the Group’s financial assets measured and recognized at fair value at December 31, 2025:

Period ended December 31, 2025	Levels 1 and 2	Level 3	Total
Financial assets at fair value through profit and loss (FVPL)
Phantom shares (Stalicla SA)	—	285,962	285,962
Anti-dilution protection (Stalicla SA)	—	102,547	102,547
Warrants (Stalicla SA)	—	120,558	120,558
Financial assets at fair value through other comprehensive income (OCI)
Preferred shares (Stalicla SA) (note 24)	—	285,962	285,962
Total financial assets	—	795,029	795,029

Certain inputs used to measure the fair value of the financial instruments related to the investment in Stalicla SA (note 24) were not based on observable market data and have been classified at a level 3 in the fair value hierarchy.

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurement and how a reasonable possible change in the input would affect the fair values:

Description	Fair value at December 31, 2025	Unobservable inputs	Range of inputs	Relation of unobservable inputs to fair value

Preferred shares (Stalicla SA)	285,962	(1)	CHF 17-CHF 30	(2)
Phantom shares (Stalicla SA)	285,962

Underlying Stalicla’s share price used in Black- Scholes valuation model, determined by the price paid by external investors. The fair value of phantom shares is capped at the fair value of preferred shares

			CHF 17

A 10% increase or decrease in Stalicla’s underlying share price would increase or decrease the fair value for respectively CHF 39,682 and CHF 36,138. In both cases the fair value would remained capped at the fair value of preferred shares.

Anti-dilution protection (Stalicla SA)	102,547	Sale price of Stalicla’ shares used in the different scenarios in binomial valuation model	CHF 17 -CHF30

A 10% increase or decrease in the sale price of Stalicla’ shares under the scenario used in the binomial valuation model, would increase or decrease the fair value for respectively CHF 25,064 and CHF 18,949.

Warrants (Stalicla SA)	60,547	Underlying Stalicla’s share price used in Black- Scholes valuation model, determined by the price paid by external investors	CHF 17	A 10% increase or decrease in Stalicla’s underlying share price would increase or decrease the fair value for respectively CHF 15,673 and CHF 12,791
Warrants (Stalicla SA)	60,011	Underlying Stalicla’s share price used in Black- Scholes valuation model, determined by the price paid by external investors	CHF 17	A 10% increase or decrease in Stalicla’s underlying share price would increase or decrease the fair value for respectively CHF 6,091 and CHF 5,538
(1)The fair value of the preferred shares was determined as the residual amount between the subscription price of CHF 795,029 and the fair value of the derivative financial instruments measured using Black-Scholes and binomial valuation models. The fair value of the phantom shares was capped at the fair value of the preferred shares.
(2)An increase or decrease of 10% in Stalicla’s underlying share price used to calculate the fair value of the anti-dilution protection through ratchet mechanism and warrants would conduct to a decreased or increased fair value of respectively CHF 21,697 and CHF 20,357.

26. Profit or loss per share

Basic profit or loss per share is calculated by dividing the profit or loss attributable to equity holders of the Company by the weighted average number of shares in issue during the period excluding treasury shares. Diluted loss per share and diluted profit per share including a loss from continuing operations are calculated excluding our options and warrants as they would be antidilutive and our treasury shares.

	2025	2024	2023
Net loss from continuing operations	(6,842,588)	(4,909,342)	(2,500,153)
Net profit / (loss) from discontinued operations	114,342	11,965,129	(8,056,074)
Net profit / (loss) attributable to equity holders of the company	(6,728,246)	7,055,787	(10,556,227)
	107,371,457	98,112,826	74,307,635
Basic and diluted profit / (loss) per share	(0.06)	0.07	(0.14)
From continuing operations	(0.06)	(0.05)	(0.03)
From discontinued operations	—	0.12	(0.11)

The Company has three categories of dilutive potential shares: treasury shares, share options and warrants which have been ignored in the calculation of the result per share for the years ended December 31, 2023, 2024 and 2025.

In addition to treasury shares, the total number of dilutive instruments as of December 31, 2025 is 66,508,150 which consists of 7,956,764 share options, 2,741,666 warrants granted to a group of investors in June 2026 and 55,809,720 warrants granted to one investor (9,230,772 warrants in December 2021, 15,000,000 in July 2022 and 31,578,94 in April 2023, respectively). As of December 31, 2024, the total number of dilutive instruments is 69,683,409 and primarily consists of 8,006,791 share options, 5,866,898 warrants granted to investors on March 28, 2018 and 55,809,720 warrants granted to one investor. As of December 31, 2023, the total number of dilutive instruments is 63,246,964 and primarily consists of 1,570,346 share options, 5,866,898 warrants granted to investors on March 28, 2018 and 55,809,720 warrants granted to one investor.

27. Commitments and contingencies

Capital commitments

As at December 31, 2025 and 2024, the Group has no contracted capital expenditure.

Contingencies

As part of the ordinary course of business, the Group is subject to contingent liabilities in respect of certain litigation. Currently, there is no outstanding litigation with a possible negative effect on the Group.

28. Related party transactions

Related parties include members of the Board of Directors, the Executive Management of the Group and contracts with Neurosterix Group. The following transactions were carried out with related parties:

Key management compensation

	2025	2024	2023

	Continuing operations
Salaries, other short‑term employee benefits and post-employment benefits	474,976	341,575	159,775
Consulting fees	—	—	17,106
Share‑based compensation	69,850	167,066	239,202
Total	544,826	508,641	416,083

	2025	2024	2023

	Discontinued operations
Salaries, other short‑term employee benefits and post-employment benefits	—	664,525	1,484,290
Share‑based compensation	—	1,260,638	1,297,695
Total	—	1,925,163	2,781,985

Salaries, other short-term employee benefits and post-employment benefits relate to members of the Board of Directors and Executive Management who are employed by the Group. The Group had a net payable to the Board of Directors and Executive Management of CHF 0.1 million as of December 31, 2025 and December 31, 2024. Share-based compensation relates to the fair value of equity incentive units recognized through profit and loss following their vesting plan.

Transactions with Neurosterix Group

On April 2, 2024, Addex Group divested a part of its business to Neurosterix Pharma Sàrl (note 22). As part of the transaction, Addex Group received gross proceeds of CHF 5.0 million in cash, an equity interest of 20% of Neurosterix US Holdings LLC whose fair value amounted to CHF 9.42 million and concluded a service agreement allowing Key Members of Addex staff transferred to Neurosterix Pharma Sàrl, including the Chief Executive Officer to support the activities of the Addex Group at zero cost until December 31, 2024. As of January 1, 2025, the agreement was not formally renewed. However, Neurosterix agreed to provide the Group with access to certain employees and infrastructure at zero cost (note 10).

The fair value of the service agreement amounted to CHF 141,018 (note 10) during the twelve-month period ended December 31, 2025 (CHF 182,348 in 2024). As of December 31, 2025, there were no transaction pending to be paid between Neurosterix Group and Addex Group. As of December 31, 2024, Neurosterix Group owed CHF 7,967 to Addex Group.

Transactions with Stalicla SA

In June 2025, the Group invested a total amount of CHF 795,029 in Stalicla SA and received 23,342 preferred shares and derivative financial instruments (notes 24 and 25). In July 2025, Tim Dyer has been appointed President of the Board of Stalicla SA.

29. Events after the balance sheet date

From January 1, 2026 to the issuance date of these consolidated financial statements, the Group sold 4,068,074 shares at an average price of CHF 0.048 for total gross proceeds of CHF 195,833. Of these shares, 3,422,520 have been sold in a form of ADSs for total gross proceeds of USD 208,698 (CHF 163,160) at an average price of USD 7.32 per ADS (equivalent to CHF 0.045 per share). The number of outstanding shares amounts to 151,901,337 shares at the issuance date of the consolidated financial statements excluding 66,753,159 treasury shares directly held by Addex Pharma SA and including 29,904,690 outstanding shares benefiting from our DSPPP considered as treasury shares under IFRS 2.

INDEPENDENT AUDITOR’S REPORT

Board of Directors

Neurosterix US Holdings LLC

Delaware

Opinion

We have audited the consolidated financial statements of Neurosterix US Holdings LLC and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, members’ equity, and cash flows for the years ended December 31, 2025 and for the period from April 2, 2024 (inception) through December 31, 2024, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the year ended December 31, 2025 and for the period from April 2, 2024 (inception) to December 31, 2024 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated and consolidating financial statements that are free from material misstatement, whether due to fraud or error.

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

BDO Ltd

Zurich, Switzerland

May 13, 2026

/s/Philipp Kegele	/s/Hanna-Laura Mock

Consolidated Financial Statements of
Neurosterix US Holdings LLC as at December 31, 2025

Consolidated Balance Sheet

as at December 31, 2025

		December 31, 2025	December 31, 2024
	Notes	Amounts in USD	Amounts in USD
ASSETS
Current assets
Cash and cash equivalents	2.7	28,326,492	20,797,039
Accounts receivable, net	5	316,067	76,536
Prepaid expenses	5	1,963,712	392,343
Other current assets	5	183,819	206,034
Total current assets		30,790,090	21,471,952

Non-current assets
Property, plant and equipment, net		115,376	134,179
Operating lease right-of-use asset, net	6	14,412	16,116
Goodwill	7	3,850,033	5,287,591
Other intangible assets	7	14,949,620	13,070,823
Restricted cash		286,797	—
Total non-current assets		19,216,238	18,508,709

Total assets		50,006,328	39,980,661

LIABILITIES AND MEMBERS’ EQUITY

Current liabilities
Accounts payable and accrued expenses	8	3,137,427	2,557,746
Operating lease liabilities, short-term	6	3,988	3,522
Other liabilities – related party		—	8,778
Total current liabilities		3,141,415	2,570,046

Non-current liabilities
Operating lease liabilities, long-term	6	10,424	12,594
Employee benefit plan obligation	9	769,337	768,640
Deferred tax liabilities	4	—	1,921,411
Total non-current liabilities		779,761	2,702,645

Members’ equity
Contributed capital	10	75,492,857	46,892,857
Additional paid-in capital		3,166,613	1,067,007
Treasury units		(22,035)	(371)
Accumulated other comprehensive income (loss)		3,367,394	(928,814)
Accumulated deficit		(35,919,677)	(12,322,709)
Total member’s equity		46,085,152	34,707,970

Total liabilities and members’ equity		50,006,328	39,980,661

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Operations and Comprehensive Loss

	For the year ended	Period from April 2,
	December 31,	2024 to December 31,
	2025	2024
	Amounts in USD	Amounts in USD

Operating expenses
Research and development	(16,472,693)	(10,074,151)
General and administrative	(5,321,350)	(2,365,668)
Total operating expenses	(21,794,043)	(12,439,819)

Loss from operations	(21,794,043)	(12,102,054)

Non-operating income (expense)
Grant income	125,741	337,765
Interest income	53,459	186
Foreign currency loss	(1,982,125)	(220,841)
Total non-operating expenses	(1,802,925)	117,110

Loss before income tax	(23,596,968)	(12,322,709)
Income tax expense	—	—
Net loss	(23,596,968)	(12,322,709)

Other comprehensive income / (loss)
Remeasurements of retirement benefits obligation	(6,499)	(1,055,869)
Foreign currency translation adjustment	4,302,707	127,055
Total other comprehensive (loss) / income, net of tax	4,296,208	(928,814)

Total comprehensive loss	(19,300,760)	(13,251,523)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Members’ Equity

					Accumulated
					Other		Total
		Contributed	Additional		Comprehensive	Retained	Members’
	Notes	capital	Paid-In Capital	Treasury units	income / (loss)	Earnings	Equity
Balance as of April 2 2024		—	—	—	—	—	—
Net loss for the period		—	—	—	—	(12,322,709)	(12,322,709)
Remeasurement of retirement benefits obligation		—	—	—	(1,055,869)	—	(1,055,869)
Foreign currency translation adjustment		—	—	—	127,055	—	127,055
Contributions from:
Syndicate of investors led by Perceptive Advisors	10	36,400,000	—	—	—	—	36,400,000
Addex Therapeutics	10	10,400,000	—	—	—	—	10,400,000
Former Addex employees		92,857	—	—	—	—	92,857
Class B units transferred to the Group		—	—	(371)	—	—	(371)
Share-based compensation	11	—	1,067,007	—	—	—	1,067,007
Balance as of December 31, 2024		46,892,857	1,067,007	(371)	(928,814)	(12,322,709)	34,707,970
Net loss for the period		—	—	—	—	(23,596,968)	(23,596,968)
Remeasurement of retirement benefits obligation		—	—	—	(6,499)	—	(6,499)
Foreign currency translation adjustment		—	—	—	4,302,707	—	4,302,707
Contributions from:
Syndicate of investors led by Perceptive Advisors	10	28,600,000	—	—	—	—	28,600,000
Class B units transferred to the Group		—	—	(21,664)	—	—	(21,664)
Share-based compensation	11	—	2,099,606	—	—	—	2,099,606
Balance as of December 31, 2025		75,492,857	3,166,613	(22,035)	3,367,394	(35,919,677)	46,085,152

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

		For the year ended	Period from April 2,
		December 31,	2024 to December 31,
		2025	2024
	Notes	Amounts in USD	Amounts in USD
Cash flows from operating activities:
Net loss		(23,596,968)	(12,322,709)
Adjustments to reconcile net loss to net cash used in operating activities:
Service transaction agreement		—	(206,243)
Depreciation		51,883	28,775
Value of share-based services	11	2,099,606	1,096,247
Post-employment benefits		33,726	(55,372)
Foreign exchange differences		82,796	231,468
Changes in operating assets and liabilities, net of effects of businesses acquired:
Increase in accounts receivable, net		(216,057)	(74,617)
Increase in other current assets	5	84,349	(153,930)
Increase in prepaid expenses	5	(1,437,463)	(159,153)
Increase in payables and accruals	8	226,725	2,124,352
Decrease in other liabilities - related party		(93,057)	(145,203)
Decrease in deferred income		—	(314,906)
Net cash used in operating activities		(22,764,460)	(9,951,291)

Cash flows used in investing activities
Cash paid for business acquisitions	4	—	(5,509,035)
Acquisition of property, plant, and equipment		(15,784)	(141,266)
Cash balance of Neurosterix Pharma Sàrl on April 2, 2024		—	22,036
Net cash used in investing activities		(15,784)	(5,628,265)

Cash flows from financing activities
Proceeds from members’ contributions	10	28,600,000	36,492,858
Purchases of treasury units		(21,664)	—
Net cash flows from financing activities		28,578,336	36,492,858

Effect of exchange rate changes on cash,		2,018,158	(116,263)

Cash, cash equivalents, and restricted cash:

Net increase during the period		7,816,250	20,797,039
Cash and cash equivalents at the beginning of the year		20,797,039	—
Cash and cash equivalents at end of period	2.7	28,613,289	20,797,039

During the period from April 2, 2024 (inception) through December 31, 2024, the Company completed a business combination in which equity units with a fair value of $10.4 million were issued as non-cash consideration. Additionally, services valued at $0.2 million were provided at zero cost as part of the transaction (Note 4).

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

(Amounts in USD)

1.General information

Neurosterix US Holdings LLC (the “Company” or “we”) and its subsidiaries (together, the “Group”) are a clinical stage biopharmaceutical company focused on development of allosteric modulators for the treatment of neurological disorders.

The Company was formed as a Delaware limited liability company on March 13, 2024, and is the parent company of Neurosterix Swiss Holdings AG. On April 2, 2024, the Group was created as part of the acquisition of Neurosterix Pharma Sàrl by Neurosterix Swiss Holdings AG. The principal place of business of the Group is Chemin des Mines 9, CH 1202 Geneva, Switzerland.

For further discussion, see Note 10, Members’ Contribution

These consolidated financial statements have been approved for issuance on May 12, 2026.

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

New standards not yet adopted by the Group

The Group assessed the impact of ASU 2023-09, Income Taxes (Topic 740) which became effective for financial reporting periods beginning after December 15, 2025. The Group does not anticipate that Topic 740 will have a material impact on the Group’s overall results and financial position.

The Group assessed the impact of ASU 2025-10, Government Grants (Topic 832) – Accounting for Government Grants Received by Business Entities. In December 2025, the FASB issued ASU 2025-10, which establishes recognition, measurement, presentation and disclosure guidance for grants received by business entities from a government. The ASU is effective for entities other than public business entities for annual and interim reporting periods in fiscal years beginning after December 15, 2029, with early adoption permitted. The Group is currently evaluating the impact of ASU 2025-10 on its consolidated financial statements.

2.3	Consolidation

The consolidated financial statements include the accounts of Neurosterix US Holdings LLC’s wholly owned subsidiaries and entities for which we have a controlling financial interest. All intercompany balances and transactions have been eliminated in consolidation.

When used in this report, the terms “the Group” and “the Company” mean Neurosterix US Holdings LLC and its subsidiaries. The Group assesses the terms of the investment interests to determine if all the subsidiaries meet the definition of a voting interest entity model (“VOE model”). A voting interest entity is defined as an entity that is not a Variable Interest Entity (“VIE”) that is a legal structure in which controlling interest is determined by something other than the majority voting rights. Based on the assessments of the Group under the applicable guidance, The Group did not have controlling financial interests in any VIEs and, therefore, all of the subsidiaries meet the definition of a VOE in 2025 and 2024. As a consequence, the Group currently consolidates the financial operations of its two fully-owned subsidiaries: Neurosterix Swiss Holdings AG (formed in April 2024 and 100% owned during all the year 2024), Neurosterix Pharma Sàrl (formed in March 2024 and 100% owned since April 2, 2024 following a spin-out of Addex Therapeutics), and Neurosterix, Inc. (incorporated as a Delaware C-corporation on March 7, 2025). The reporting date of all Group companies is December 31.

2.4	Foreign currency transactions

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

Foreign currency transaction gains and losses are included within non-operating results of the consolidated statements of operations.

2.5	Property, plant and equipment

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

2.6	Financial assets

The Group has one category of financial assets, namely “Accounts receivable, net”. Accounts receivable, net are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These assets are held for collection of contractual cash flows which represent solely the payment of principal and interest. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. Trade and other receivables are included in other current assets in the consolidated balance sheet (see Note 5). Accounts receivable, net are initially measured at fair value and subsequently measured at amortized cost and are derecognized when settled.

Impairment of financial assets

The Group recognizes a loss allowance for current expected credit losses on accounts receivables and security rental deposits that are measured at amortized cost. The amount of current expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.

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

Lifetime CECL represents the CECL that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month CECL represents the portion of lifetime CECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date. The Company has not recognized any allowances for credit losses and has not experienced any losses in connection with its accounts receivables or security deposits during 2025 or 2024.

2.7	Cash, cash equivalents and restricted cash

Cash and cash equivalents include deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. They are both readily convertible to known amounts of cash and so near their maturity that they present an insignificant risk of changes in value because of changes in interest rates. The Company maintains deposits with banks which may exceed the Federal Deposit Insurance Corporation insured limit. The Company has not experienced any losses in connection with these accounts during 2025 or 2024.

Restricted cash comprises of the Company’s security deposits for its operating lease and an office space lease which was executed in May 2025.

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheet that total to the amounts shown the consolidated statement of cash flows:

	December 31,	December 31,
	2025	2024
Cash and cash equivalents	28,326,492	20,797,039
Restricted cash	286,797	—
Total cash, cash equivalents, and restricted cash shown in statement of cash flows	28,613,289	20,797,039

2.8	Contributed capital and additional paid-in capital

Contributed capital is classified as members’ equity and represents the amounts invested by the holders of the Company for the issuance of units at the par value. Additional paid-in capital is classified as members’ equity and represents the amount invested by the holders of the Company for the issuance of units over the par value. Incremental costs directly attributable to the issue of new units are shown as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company’s units (treasury units), the consideration paid, including any directly attributable incremental cost (net of income taxes) is recorded as a deduction from members’ equity as a treasury units reserve until the units are cancelled, reissued or disposed of. When such units are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effect, the nominal amount is reversed from the treasury unit reserve, with any remaining difference to the total transaction value being recognized in additional paid-in capital.

2.9  Equity instruments

Units issued by the Group are recorded at the fair value of the proceeds received, net of direct issuance costs.

2.10  Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. All payables have a contract maturity within 1 year.

2.11  Grants

Grants are recognized when the necessary qualifying conditions are substantially met and contingencies have been resolved. Grant income is recognized in the consolidated statement of operations on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grant is intended to compensate. Specifically, grants whose primary conditions are that the Group should undertake specific research activities within a defined period of time, are recognized as deferred income or other current assets in the consolidated balance sheets and transferred to the statement of operations on a systematic and rationale basis over the defined timeframe.

2.12  Income taxes

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

All deferred tax assets are recognized and a valuation allowance is recognized to the extent that it is more likely than not that the deferred tax assets will not be realized. The Company has chosen to treat interest and penalties related to uncertain tax liabilities as income tax expense and as an increase to the income tax liability. The Company has concluded there were no uncertain tax positions to recognize as a liability as of December 31, 2025 or 2024. Additional information is disclosed in Note 13.

2.13  Employee benefit plan obligation

The Group operates one Swiss pension scheme accounted in accordance with ASC 715-30 for the employees of Neurosterix Pharma Sàrl. The value of the pension obligations is determined using the Projected Unit Credit (“PUC”) method. This method sees each period of service as giving rise to an additional unit of benefit entitlements/employee benefits. The value of the employee benefit obligations for active employees, or the Projected Benefit Obligation (“PBO”), on the reporting date is the same as the present value of the degree of entitlement existing on this date, in terms of future salary and pension increases and turnover rates. The valuation of pension obligations of pensioners is made on the basis of the present value of current pensions taking into account future increases in pensions. The service costs can be calculated on the basis of the PBO. They correspond to the present value of the entitlements to employee benefits earned during the year for which calculations are made.

Gains and losses comprise the actuarial gains and losses arising from changes in the economic and demographic assumptions, the actuarial gains and losses arising from unexpected changes in the population and gains and losses arising from changes in estimates of the market value of assets or differences between actual and anticipated returns. Additional information is disclosed in Note 9.

2.14  Share-based compensation

The Group operates an equity incentive plan, which allows it to grant to present and future employees, officers, directors, managers and/or other service providers of the Company a number of incentive units class B.

The Company measures unit-based employee and nonemployee awards at their grant-date fair value and records compensation expense on a straight-line basis over the vesting period of the awards. The Company accounts for forfeitures in the period in which they occur. Estimating the fair value of unit-based awards requires the input of subjective assumptions, including the expected life of the options and stock price volatility. The Company uses the Black-Scholes option pricing model to value its stock option awards. The assumptions used in estimating the fair value of unit-based awards represent management’s estimate and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, unit-based compensation expense could be materially different for future awards. Additional information is disclosed in Note 11.

2.15  Leases

The Group has operating leases for real estate including corporate offices and laboratory spaces, parking places and certain IT equipment.

Leases with an initial term of 12 months or less are generally not recorded on the consolidated balance sheet, unless the arrangement includes an option to purchase the underlying asset, or an option to renew the arrangement, that the Group is reasonably certain to exercise (short-term leases). In addition, the Company has elected not to separate non-lease components from the lease components. The Group recognizes lease expense on a straight-line basis over the lease term for short-term leases that the Group does not record on the consolidated balance sheet. If there is a change in the assessment of the Group related to the lease term and, as a result, the remaining lease term extends more than 12 months from the end of the previously determined lease term, or the Group subsequently becomes reasonably certain that it will exercise an option to purchase the underlying asset, the lease no longer meets the definition of a short-term lease and is accounted for as either an operating or finance lease and recognized on the consolidated balance sheet.

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

The leases are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease. The right-of-use assets and corresponding liabilities are presented as a separate line in the consolidated balance sheet. All lease payments are presented as part of the cash flow under operating activities. Additional information is disclosed in Note 6.

2.16  Research and development

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

2.17  Valuation of Business Combinations

The Group allocates the amounts paid for the acquisition of Neurosterix Pharma Sàrl on April 2, 2024 to the acquired assets and assumed liabilities based on their fair values at the date of acquisition, including identifiable research and development intangible assets. The group assesses the fair value of identifiable research and development intangible assets acquired in a business combination using detailed financial valuations based on information and assumptions provided by management considered as best estimates of inputs and assumptions. The Group allocates to goodwill any excess purchase price over the fair value of acquired net tangible and intangible assets including the research and development intangible assets and goodwill. Transaction costs associated with the acquisition of Neurosterix Pharma Sàrl are expensed as incurred through general and administrative expenses. Additional information is disclosed in Note 4.

2.18  Valuation of development supplies and consumables

The supplies and consumables are recognized as an asset and valued at each periodic inventory at weighted average cost.

2.19  Deferred taxes

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

2.20  Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

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

The following are areas considered to be critical and require management’s judgment:

Grants

Grants are recorded at their contractually agreed upon value, and recognized as income when the conditions are substantially met. In certain circumstances, grant income may be recognized before explicit grantor acknowledgement that the conditions have been met.

Accrued research and development costs

The Group records accrued expenses for estimated costs of research and development activities conducted by third party service providers. The Group records accrued expenses for estimated costs of research and development activities based upon the estimated amount of services provided, but not yet invoiced, and these costs are included in accrued expenses on the consolidated balance sheets and within research and development expenses in the consolidated statements of operations. These costs are a significant component of research and development expenses. Accrued expenses for these costs are recorded based on the estimated amount of work completed in accordance with agreements established with these third parties. Due to the nature of estimates, the Group may be required to make changes to the estimates after a reporting period as it becomes aware of additional information about the status or conduct of its research activities.

Valuation of research and development intangible assets

The Group assesses the fair value of research and development intangible assets acquired in a business combination on detailed financial valuations that use information and assumptions provided by management considered as best estimates of inputs and assumptions. The use of alternative valuation assumptions, including estimated revenue projections, growth rates, cash flows, discount rates, and the probability of achieving clinical, regulatory, could result in different purchase price allocations.

The Group tests the indefinite-lived research and development intangible assets at least annually for impairment and reassess their classification as indefinite-lived assets, or more frequently if indicators exist. The Group assesses qualitative factors to determine whether the existence of events and circumstances indicate that it is more likely than not that the indefinite-lived research and development intangible assets are impaired. If the Group concludes that it is more likely than not that the research and development intangible asset is impaired, the Group then determines its fair value and performs the quantitative impairment test by comparing the fair value with the carrying value. If the carrying value exceeds the fair value of the indefinite-lived research and development intangible asset, the Group writes the carrying value down to fair value. The use of alternative valuation assumptions, including estimated revenue projections, growth rates, cash flows and discount rates could result in different fair value estimates. No impairments have been recognized for either period presented. When the research and development assets are commercialized, they will be amortized over the remaining estimated useful life.

Goodwill valuation

The Group utilizes both qualitative (Step 0) and, when necessary, quantitative approaches (Step 1) as described in FASB ASC 350, Intangibles – Goodwill and Other. Changes in key valuation inputs or risk factors, such as significant revisions to discount rates or cash flow projections, are monitored to assess whether a quantitative test is warranted. No impairments have been recognized for either period presented.

Going concern

The Group’s accounts are prepared on a going concern basis. The Group is a development-stage enterprise and is exposed to all the risks inherent in establishing a business. The Group expects that its existing cash and cash equivalents, at the issuance date of these consolidated financial statements will be sufficient to fund its operations and meet all of its obligations as they become due, through May of 2027. The future viability of the Group is dependent on its ability to raise additional capital from public or private financings or collaboration agreements to finance its future operations, which may be delayed due to reasons outside of the Group’s control. The inability to obtain funding, as and when needed, would have a negative impact on the Group’s financial condition and ability to pursue its business strategies. If the Group is unable to obtain the required funding to run its operations and to develop and commercialize its product candidates, the Group could be forced to delay, reduce or stop some or all of its research and development programs to ensure it remains solvent.

4.Business Combination

On April 2, 2024, the Group completed the acquisition of 100% of the outstanding equity of Neurosterix Pharma Sàrl and paid a cash consideration of CHF 5.0 million and 20% equity interest in Neurosterix US Holdings LLC issued to Addex Therapeutics. As part of the Transaction, the Group and Addex Therapeutics entered into a service agreement which provides to Addex Therapeutics with access to certain staff and infrastructure at zero cost to ensure the operation of the Addex Therapeutics retained business. The fair value of the service agreement amounted to $200,912 as of April 2, 2024.

The final purchase price of a part of the business of Addex Therapeutics comprised of the amount presented below in USD, converted at year-end exchange rate:

Consideration paid	December 31, 2024
Cash paid to Addex Therapeutics	5,509,035
20% equity interest in Neurosterix US Holdings LLC (note 12)	10,388,277
Fair value of the service agreement	200,912
Total consideration	16,098,224

The fair value of the 20% equity interest in Neurosterix US Holdings LLC has been assessed using a financial valuation method. The purchase price has been allocated as follows:

April 2, 2024
Goodwill (note 7)	5,287,591
Research and development Intangible assets (note 7)	13,070,823
Total net assets acquired	(338,779)
Deferred tax liabilities on research and development intangible assets	(1,921,411)
Total	16,098,224

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

Neurosterix Pharma Sàrl incurred a net loss of $12.2 million since its acquisition by the Group on April 2, 2024.

During 2025, the Company finalized its purchase price allocation for tax purposes, resulting in the elimination of deferred tax liabilities on research and development intangible assets and goodwill of $1.8 million. The financial statements for 2024 were not retrospectively adjusted. This measurement period adjustment was recorded in 2025, the period in which the adjustment was identified.

5.Current assets

	December 31,
	2025	2024
Accounts receivable, net	316,067	76,536
Prepaid expenses	1,963,712	392,343
Other current assets	183,819	206,034
Total other current assets	2,463,598	674,913

As of December 31, 2025 and 2024, prepaid expenses included $1.7 million and $0.1 million in prepaid clinical research organization fees.

6.Leases

The Group is party to one operating lease related to equipment (a printer) using a discount rate of 1.09%. The lease has a remaining term of 3.7 years.

The following table presents maturities of the Group’s operating lease liability on an undiscounted basis as of December 31, 2025:

2026	4,070
2027	4,070
2028	4,070
2029	2,715
Total	14,925
Discount factor	(513)
Lease liability	14,412
Amounts due within 12 months	3,988
Non-current lease liability	10,424

The Group’s operating lease expense and payments related to its operating lease were immaterial during the year ended December 31, 2025 and for the period from April 2, 2024 through December 31, 2024. The Group recognized short term lease expense of $0.4 million and $0.3 million during the year ended December 31, 2025 and for the period from April 2, 2024 through December 31, 2024, respectively.

As of December 31, 2025 and 2024, the Company did not have any finance leases.

The Company executed an office space lease in May 2025. As of December 31, 2025, the Company did not have access to the office space, and therefore, the lease has not commenced in accordance with ASC 842. No payments have been made to the lessor during the year ended December 31, 2025. The Company obtained access to the space in February 2026, at which time the lease commenced.

7.Goodwill and other intangible assets

The Company’s goodwill and other intangible assets are as follows:

		Research and
		development
		Intangible
	Goodwill	assets	Total
Balance at April 2, 2024	—	—	—
Acquisition of Neurosterix Pharma Sarl	5,287,591	13,070,823	18,358,414
Balance at December 31, 2024	5,287,591	13,070,823	18,358,414
Measurement period adjustment	(1,972,977)	—	(1,972,977)
Currency translation adjustment	535,419	1,878,797	2,414,216
Balance at December 31, 2025	3,850,033	14,949,620	18,799,653

The balance of goodwill and other intangible assets is comprised of goodwill and indefinite-lived research and development intangible assets (Note 4) acquired as part of the Transaction. There were no impairment charges or amortization expense recorded during the year ended December 31, 2025 or the period from April 2, 2024 through December 31, 2024, related to the Group’s goodwill and research and development intangible assets.

8.Accounts payable and accrued expenses

	December 31,
	2025	2024
Trade payables	450,811	300,397
Social security and other taxes	24,927	80,018
Accrued expenses	2,661,689	2,177,331
Total accounts payable and accrued expenses	3,137,427	2,557,746

9.Retirement benefit obligations

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

Employment benefit obligations

The amounts recognized in the consolidated balance sheet are determined as follows:

	For the Year	Period from
	Ended December	April 2, 2024 to
	31, 2025	December 31, 2024
Defined benefit obligation	(11,186,596)	(9,256,992)
Fair value of plan assets	10,417,259	8,488,352
Employee benefit plan obligation	(769,337)	(768,640)

The shortfall on funded status amounted to $769,337 and $768,640 as of December 31, 2025 and 2024, respectively. The amounts recognized in the consolidated statement of comprehensive loss are as follows:

	For the Year	Period from
	Ended December	April 2, 2024 to
	31, 2025	December 31, 2024
Employer service costs	(548,780)	(293,725)
Other components of benefit cost	16,726	31,901
Company pension cost	(532,054)	(261,824)

The other components include interest costs of $(75,130) and expected return on assets of $91,856 during the year ended December 31, 2025. The other components include interest costs of $(85,272) and expected return on assets of $117,173 during the period from April 2, 2024 to December 31, 2024. Company pension costs are recognized within research and development and general and administrative expense within the Company’s consolidated statements of operations and comprehensive loss.

The movements in the defined benefit obligations are as follows:

	For the Year	Period from
	Ended December	April 2, 2024 to
	31, 2025	December 31, 2024
Defined benefit obligation on April 2, 2024	(9,256,992)	—
Business combination (note 7)	—	(7,632,011)
Current service cost	(548,780)	(285,890)
Interest cost	(75,130)	(82,998)
Employee contributions	(303,705)	(180,892)
Actuarial gain (loss) arising from changes in financial assumptions	189,487	(349,926)
Actuarial loss on experience adjustment	(156,451)	(669,324)
Benefits deposited (net)	333,665	(55,951)
Foreign exchange impact	(1,368,690)	—
Defined benefit obligations at end of year	(11,186,596)	(9,256,992)

The movements in the fair value of plan assets during the year are as follows:

		Period from
	For the Year Ended	April 2, 2024
	December 31,	to December 31, 2024
	2025	2024
Fair value of plan assets at beginning on April 2, 2024	8,488,352	—
Business combination (note 7)	—	7,865,345
Actual return on plan asset	196,822	77,429
Employee contributions	303,705	180,892
Company contributions	498,328	308,735
Benefits deposited (net)	(333,665)	55,951
Foreign exchange impact	1,263,717	—
Fair value of plan assets at end of year	10,417,259	8,488,352

As of the date of the preparation of these consolidated financial statements, the 2025 annual report of the pension fund has not yet been issued, and therefore the detailed structures and assets held at December 31, 2025, are not currently available for presentation. However, the detailed assets held at December 31, 2024, which were reported to the Group are as follows:

December 31, 2024
Cash	1.81%
Bonds	42.94%
Equity instruments	19.34%
Real estate	24.29%
Mortgages	10.32%
Derivatives	1.30%
Total	100.00%

The principal actuarial assumptions used were as follows:

	For the years ended December 31,
	2025	2024
Discount rate	1.25%	1.00%
Mortality tables	BVG2020 GT	BVG2020 GT
Salary growth rate	1.00%	1.00%
Pension growth rate	0.00%	0.00%

The estimated employer contributions to pension plans for the financial year 2026 amount to $0.5 million. The following table shows the components of the costs recognized in other comprehensive income:

	For the Years Ended December 31,
	2025	2024
Asset experience	111,002	(36,619)
Actuarial gain (loss) on defined benefit obligation	34,935	(1,019,250)
Foreign exchange impact	(152,436)	—
Total	(6,499)	(1,055,869)

The following table shows the estimated benefit payments in CHF related to employee and employer contributions for the next ten years where the number of employees remains constant:

Year ending December 31,
2026	268,000
2027	270,000
2028	271,000
2029	444,000
2030	351,000
2031-2035	3,441,000

10.Members’ contributions

The Company has two authorized classes of Units, consisting of Class A and Class B Units. Class A and B have the same voting rights, but Class A have additional rights related to the liquidation and distribution of dividends. All Class B Units shall be issued and awarded to employees, officers, directors, managers or other service providers of the Group (Note 11).

As part of the funding executed on April 2, 2024, a syndicate of investors led by Perceptive Advisors received a total of 62,500,000 Class A units at a committed price of $1.00 per unit of which $0.56 was paid in April 2024 whilst the payment of the remaining committed amount of $0.44 per unit is subjected to the achievement of a scientific milestone event. At the same date, Addex Therapeutics received 17,857,142.86 Class A units as part of the consideration related to the divestment of a part of its business to Neurosterix Group which have been recognized at the fair value of $0.56 per unit and, following a Management equity plan, the former Addex employees received 8,928,572 Class B units paid $0.01 per unit (Note 11).

On June 25, 2024, other investors introduced by Perceptive Advisors subscribed 2,500,000 Class A units at the same conditions as the funding executed on April 2, 2024 described in the paragraph above. At the same date, Addex Therapeutics freely received 714,285.7143 Class A units recognized at the fair value of $0.56 per unit whilst former Addex employees subscribed 357,142.2859 Class B units paid $0.01 per unit as planned in the Limited Liability company agreement of Neurosterix US Holdings LLC.

In October 2025, the Group achieved the scientific milestone event which resulted in the receipt of the remaining commitment by the Perceptive advisors of $28.6 million.

During the year ended December 31, 2025 and the period from April 2, 2024 to December 31, 2024, the Group repurchased 2,166,428.6429 and 37,142.8571, respectively, non-vested units to employees who left the Group in accordance with the Management incentive plan (more details are explained in Note 11).

No distributions occurred during the year ended December 31, 2025 or the period from April 2, 2024 to December 31, 2024.

11.Unit-based compensation

The Group has an equity incentive plan, the Management Equity Incentive Plan (the “Plan”). The total number of units authorized under the Plan is 14,747,899. The Plan provides for the granting of class B units in the form of incentive unit options to employees, directors, and other persons, as determined by the Group’s board of directors. The Group’s incentive unit options vest based on the terms in each awards agreement, generally over 4 years with 30% of options vesting after 1 year and then monthly thereafter, and have a term of ten years.

The Group measures unit-based awards at their grant-date fair value and records compensation expense on a straight-line basis over the vesting period of the awards. The Group recorded unit-based compensation expense in the following expense categories in its consolidated statement of operations and comprehensive loss:

	For the Year	Period from
	Ended	April 2, 2024
	December	to December 31,
	31, 2025	2024
Research and development	644,475	485,386
General and administration	1,455,131	610,861
Total	2,099,606	1,096,247

Incentive Units

In 2025, the Group granted employees incentive units to purchase class B units with an exercise price of $0.01.

The following table summarizes incentive unit activity for the Plan during the year ended December 31, 2025:

			Weighted average
		Weighted average	remaining
	Number of units	Exercise price per unit	Contractual term (years)
Ouststanding at January 1, 2025	—	—	—
Granted	7,718,066	0.01	—
Outstanding at December 31, 2025	7,718,066	0.01	9.43
Excercisable at December 31, 2025	—	—	—

The weighted-average grant date fair value of incentive unit granted was $0.44 per unit for the year ended December 31, 2025. The Group recorded unit-based compensation expense of $0.6 million related to the incentive units during the year ended December 31, 2025. As of December 31, 2025, the total unrecognized compensation expense related to the unvested unit awards was $2.8 million, which the Group expects to recognize over a weighted-average period of 3.3 years.

The fair value of the incentive units were estimated using the Black-Scholes Option Pricing Model, which takes into account inputs such as the value of the underlying equity at the grant date, hurdle rate, expected term, expected volatility, risk-free interest rate, and dividend yield, and then applying a discount for lack of marketability. Changes in the input assumptions can materially affect the fair value estimates and, ultimately, the amount which the Company recognizes as unit-based compensation expense.

The inputs of the Black-Scholes Option Pricing Model for units granted during the year ended December 31, 2025 are as follows:

●	The expected term is based on the estimated time until a liquidity event for the Company’s members.
●	The expected volatility is based on historical volatilities of similar entities with the Company’s industry which were commensurate with the expected term assumption.
●	The risk-free interest rate is based on the interest rate payable on U.S. Treasury securities in effect at the time of grant for a period that is commensurate with the expected term.

The fair value of each unit was estimated on the date of grant using weighted average assumptions in the table below:

Year ended
December 31, 2025
Expected volatility	95.2%
Risk-free interest rate	4.0%
Expected life (in years)	5.93
Expected dividend yield	—

Rollover units

In 2024, the Group granted to the former Executive Managers and employees of Addex transferred to Neurosterix Group a total of 9,285,714.2859 class B units at a purchase price of $0.01 per unit with vesting period over 4 years subject to the participant’s continued employment with the Group through the applicable vesting date. Following the departure of employees during the years ended December 31, 2025 and 2024 and in accordance with the Plan, 2,166,428.6429 and 37,142.8571, respectively, class B units were re-purchased at the initial price of $0.01 per unit and transferred to the Group as treasury units and recognized as treasury units within the Group’s consolidated statement of members’ equity $21,664 and $371, respectively. The valuation of the rollover units is based on the market approach relying on the funding executed on April 2, 2024 on which external investors paid Class A units at a price of $1.00 of which $0.56 immediately paid and $0.44 depending on the achievement of a scientific milestone event. As the fair value is estimated to $0.56 and the grant price is $0.01, the share-based compensation will amount to $0.55 per unit.

The Group recorded unit-based compensation expense of $1.5 million related to the rollover units during the year ended December 31, 2025. As of December 31, 2025, the unit-based compensation costs remaining to be recognized over the vesting period ending March 31, 2028 amounted to $1.4 million.

12.Grant income

In 2023, Addex Therapeutics was awarded a grant of CHF 0.5 million by Eurostars/Innosuisse to support the mGlu2NAM program of which CHF 0.3 million was paid in 2023. Under this agreement, it was required to complete specific research activities within a defined period of time. The funding was fixed and received based on the satisfactory completion of the agreed research activities and incurring the related costs.

On April 2, 2024, following the spin-out, the program was transferred to Neurosterix Pharma Sàrl (see Note 7) for a remaining total amount of $0.3 million.

The Group recognized grant income of $0.1 million and $0.3 million to grant income during the year ended December 31, 2025 and for the period from April 2, 2024 through December 31, 2024, respectively. The awarded grant has been fully paid to the Group as of December 31, 2025.

13.Taxes

The Company is classified as a partnership for U.S. federal and most state income tax purposes; accordingly, U.S. federal and most state income taxes are assessed at the partner level. On March 7, 2025, the Group incorporated Neurosterix, Inc., a Delaware C-corporation wholly owned by the Company and subject to U.S. federal corporate income tax at a statutory rate of 21%; the U.S. deferred tax assets and related valuation allowance discussed below are established at the Neurosterix, Inc. entity level. The other companies of the Group are domiciled in Geneva and are subject to a 14.70% income tax rate. The components of the income tax expense (benefit) for the year ended December 31, 2025 and for the period from April 2, 2024 (inception) through December 31, 2024 were as follows:

	For the Year	Period from
	Ended December	April 2, 2024 to
	31, 2025	December 31, 2024
Current:
Federal	—	—
State and local	—	—
Foreign (Switzerland)	—	—
Total current	—	—

Deferred:
Federal	—	—
State and local	—	—
Foreign (Switzerland)	—	—
Total deferred	—	—

Total income tax expense (benefit)	—	—

The Group recorded no current or deferred income tax expense for the year ended December 31, 2025 or for the inception period from April 2, 2024 through December 31, 2024. Neurosterix, Inc. was incorporated on March 7, 2025 and generated a pre-tax loss in its initial period of operations; all resulting deferred tax benefits are fully offset by a valuation allowance. No U.S. corporate income tax existed within the consolidated group prior to March 7, 2025.

A reconciliation of income tax benefit at the statutory federal income tax rate and as reflected in the consolidated financial statements is as follows:

			Period from
	For the Year Ended		April 2, 2024 to
	December 31, 2025		December 31, 2024
U.S. Statutory Tax Rate	(4,955,363)	21.0%	—	0.0%
State and Local Income Taxes, Net of Federal Income Tax Effect*	(21,316)	0.1%	—	0.0%
Foreign Tax Effects	—	0.0%	—	0.0%
Switzerland	—	0.0%	—	0.0%
Foreign tax holiday	4,748,851	(20.1)%	—	0.0%
Effect of Change in Tax Laws or Rates Enacted in the Current Period	—	0.0%	—	0.0%
Effect of Cross-Border Tax Laws	—	0.0%	—	0.0%
Tax Credits	—	0.0%	—	0.0%
Change in Valuation Allowances	117,353	(0.5)%	—	0.0%
Nontaxable or Nondeductible Items	—	0.0%	—	0.0%
Nontaxable partnership income	(11,033)	0.0%	—	0.0%
Share-based compensation	117,439	(0.5)%	—	0.0%
Meals and entertainment	72	0.0%	—	0.0%
Changes in Unrecognized Tax Benefits	—	0.0%	—	0.0%
Other Adjustments	3,997	0.0%	—	0.0%
Actual income tax benefit effective tax rate	—	0.0%	—	0.0%

*The following states made up the majority (greater than 50%) of the tax affect in this category: Massachusetts and Michigan.

The significant components of the deferred income tax assets at the Neurosterix, Inc. level are as follows:

	For the Year	Period from
	Ended December	April 2, 2024 to
	31, 2025	December 31, 2024
Deferred income tax assets
Accrued expenses and other	79,070	—
Net operating loss carryforwards	45,021	—
Total deferred tax assets	124,091	—
Valuation allowance	(124,091)	—
Net deferred tax asset	—	—

There were no deferred tax liabilities as of December 31, 2025 or 2024. No deferred tax assets or liabilities existed as of December 31, 2024 as Neurosterix, Inc. had not yet been incorporated.

The Group has determined not to recognize any net deferred income tax assets as of December 31, 2025. The key factors which influenced management in this evaluation are the fact that the Group has not yet a history of making profits due to the stage of development of its drug products. Neurosterix, Inc. was incorporated on March 7, 2025 and has generated losses since incorporation with no history of taxable income. Management assessed all available positive and negative evidence and concluded it is more likely than not that the deferred tax assets will not be realized. Accordingly, during 2025 the Group established a full valuation allowance of $124,092 against the net deferred tax assets of Neurosterix, Inc.; no valuation allowance existed as of December 31, 2024 as Neurosterix, Inc. had not yet been incorporated. As of December 31, 2025, Neurosterix, Inc. had federal NOL carryforwards of $182,297, Massachusetts NOL carryforwards of $132,616 expiring in 2045, and Michigan NOL carryforwards of $49,681 expiring in 2035. Federal NOL carry forward indefinitely but are limited to 80% of taxable income in any given year.

As of December 31, 2025, the tax losses carried forward related to the subsidiaries subject to income tax in Geneva amounted to $27,837,577, of which $8,898,409 will expire on December 31, 2031 and $18,939,168 will expire on December 31, 2032. Swiss NOL amounts are translated at the December 31, 2025 spot rate of approximately 1.1923 USD/CHF; Swiss law permits loss carryforwards for seven years from the year of generation. However, these NOLs are not available to utilize as they were generated during a tax holiday. As of December 31, 2025 and 2024, the Group had no federal or state research and development tax credit carryforwards.

The Group accounts for uncertainty in income taxes under ASC 740-10. A tax benefit is recognized only when it is more likely than not that the tax position would be sustained upon examination. As of December 31, 2025 and 2024, the Group concluded that there were no uncertain tax positions to recognize. The Group classifies interest and penalties related to uncertain tax positions as income tax expense; no such amounts were accrued during 2025 or the 2024 inception period.

The U.S. federal and state income tax returns of Neurosterix, Inc. for the period from March 7, 2025 (date of incorporation) through December 31, 2025 remain open to examination by the relevant taxing authorities. Neurosterix Pharma Sàrl’s Swiss tax returns for the period from formation through December 31, 2025 similarly remain open to Swiss tax authorities. The Group is not currently under examination by any taxing authority.

14.Commitments and contingencies

Capital commitments

As at December 31, 2025, the Group has no contracted capital expenditure.

Contingencies

As part of the ordinary course of business, the Group is subject to contingent liabilities in respect of certain litigation. Currently, there is no outstanding litigation with a possible negative effect on the Group.

15.Related party transactions

On April 2, 2024, the Group completed the acquisition of 100% of the outstanding equity of Neurosterix Pharma Sarl and paid a cash consideration of CHF 5.0 million equity interest in Neurosterix US Holdings LLC issued to Addex Therapeutics. As part of the Transaction, the Group and Addex Therapeutics entered into a service agreement which provides Addex Therapeutics with access to certain staff and infrastructure at zero cost to ensure the operation of the Addex Therapeutics retained business. The fair value of the service agreement at the acquisition date was determined to be $0.2 million and was included as part of the total consideration paid (Note 4). During the year ended December 31, 2025, the Company’s employees continued to provide services to Addex Therapeutics under the service agreement, at no charge. The estimated fair value of the services during the year ended December 31, 2025 was $0.2 million. Because the services were provided at zero cost pursuant to the terms of the service agreement, no revenue or related party charge has been recognized in the consolidated financial statements for the year then ended December 31, 2025. The compensation cost of the Company’s employees performing the work is reflected within the Company’s operating expenses. As of December 31, 2025, the Group did not owe Addex Therapeutics under the service agreement.

Perceptive Advisors and its affiliated fund entities (collectively, “Perceptive”) are the Company’s majority unitholders. As of December 31, 2025, Perceptive held approximately 66.0% of total units outstanding, comprised of 60,000,000 Class A units. The Company’s Chief Executive Officer is an employee of Perceptive Advisors.

The formation of the Company and the acquisition of Neurosterix Pharma Sarl on April 2, 2024 (Note 4) were funded by a syndicate of investors led by Perceptive Advisors. Capital contributions received from the Perceptive amounted to $26.4 million for the year ended December 31, 2025, representing the unfunded commitment of $0.44 per unit on the 60,000,000 Class A units issued at closing and the subsequent June 2024 funding, which was triggered by the achievement of a scientific milestone event in October 2025 (Note 10). Capital contributions received from Perceptive amounted to $33.6 million for the period from April 2, 2024 (inception) through December 31, 2024. No amounts were due from or to Perceptive or its affiliates as of December 31, 2025 or 2024, other than as described elsewhere in these consolidated financial statements.

16.Events after the balance sheet date

There were no material events between the balance sheet date and the date on which these financial statements were approved by the board of directors that would require adjustment to the financial statements or disclosure under this heading beyond those already disclosed elsewhere in the financial statements.